Form 20-F
period 2006-04-30
CROSSHAIR EXPLORATION & MINING CORP
filed 2006-10-31
CIK 1287121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-51695

CROSSHAIR EXPLORATION & MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 58,356,045

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Index to Exhibits on Page 64

CROSSHAIR EXPLORATION & MINING CORP.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability). We converted from a Private Company to a Public Company on February 20, 1967. On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares. On September 14, 1977 we increased our share capital from 3,000,000 common shares to 5,000,000 common shares. On April 5, 1982, we increased our share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution. On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our share capital from 10,000,000 common shares to 30,000,000 common shares. On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our share capital from 3,000,000 common shares to 20,000,000 common shares. On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares. On November 5, 2003 we increased our share capital from 20,000,000 common shares to 100,000,000 common shares. On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp. On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

BUSINESS OF CROSSHAIR EXPLORATION & MINING CORP.

We are a gold and uranium exploration company principally engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on our properties. We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites. We have not reported any revenue from operations since incorporation. As such, we are defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

Our selected financial data for Fiscal 2006, 2005 and 2004 ended April 30th was derived from our financial statements that have been audited by Davidson and Company LLP, independent Chartered Accountants, as indicated in their audit reports. Our selected financial data for Fiscal 2003 and 2002 ended April 30th was derived from our financial statements that have been audited by Dale Matheson Carr-Hilton Labonte, independent Chartered Accountants, as indicated in their audit reports. Both Davidson and Company LLP and Dale Matheson Carr-Hilton Labonte are members of the Canadian Institute of Chartered Accountants. Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	Year Ended 4/30/06	Year Ended 4/30/05	Year Ended 4/30/04	Year Ended 4/30/03	Year Ended 4/30/02
CANADIAN GAAP
Revenue	—	—	—	—	—
Income (Loss) for the Period	$(2,175,473)	$(645,386)	$(951,291)	$(88,896)	$(44,163)
Basic Income (Loss) Per Share	$(0.05)	$(0.03)	$(0.09)	$(0.02)	$(0.01)
Dividends Per Share	—	—	—	—	—
Weighted Average Shares	47,264,482	24,677,131	10,447,188	5,394,639	4,646,171
Period-end Shares (#)	58,356,045	37,610,540	16,899,203	7,075,522	4,646,171

Working Capital	$14,093,821	$4,512,628	$436,878	$14,699	$(35,793)
Mineral Properties	$3,919,761	$2,483,805	$917,459	—	—
Long-Term Debt	—	—	—	—	—
Capital Stock	$29,135,054	$16,399,309	$10,318,467	$8,414,202	$8,271,267
Shareholders’ Equity (Deficit)	$18,139,951	$6,998,171	$1,356,820	$18,246	$(35,793)
Total Assets	$18,366,392	$7,310,943	$1,511,804	$85,275	$15,676

US GAAP
Net Loss	$4,374,432	$2,472,312	$2,068,750	$88,896	$44,163
Loss Per Share	$0.09	$0.10	$0.20	$0.02	$0.01
Mineral Properties	$756,125	609,824	—	—	N/A
Shareholders’ Equity	$14,574,769	$5,030,930	$439,361	$18,246	N/A
Total Assets	$15,202,756	$5,436,962	$594,345	$85,275	N/A

(1)	Cumulative Net Loss since May 1, 2001 through April 30, 2006 under US GAAP was ($9,048,553).
(2)	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
(3)	Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended April 30th, the average rates for the period and the range of high and low rates for the period. The table also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months and the range of high, low and close rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The yearly average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
September 2006	1.11	1.27	1.11	1.12
August 2006	1.11	1.13	1.11	1.11
July 2006	1.12	1.14	1.11	1.11
June 2006	1.11	1.12	1.10	1.10
May 2006	1.10	1.13	1.10	1.10
April 2006	1.14	1.18	1.12	1.12
Fiscal year ended April 30, 2006	1.18	1.27	1.12	1.12
Fiscal year ended April 30, 2005	1.27	1.40	1.17	1.26
Fiscal year ended April 30, 2004	1.35	1.42	1.27	1.37
Fiscal year ended April 30, 2003	1.54	1.60	1.43	1.43
Fiscal year ended April 30, 2002	1.57	1.61	1.51	1.57

The exchange rate was $1.1356 on October 13, 2006.

3.B. Capitalization and Indebtedness

Not applicable

3.C. Reasons for the Offer and Use of Proceeds

Not applicable

3.D. Risk Factors

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward-looking statements in this Annual Report. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by us. Some risks may not be known to us and others that are not considered significant or material may turn out to be material. Investment in our equity securities must be considered speculative and risky, since any one or more of the risks could materially impact our business, its revenues, income, ability to raise required capital and the market price of our equity securities.

Our planned exploration programs may not result in profitable commercial mining operations

Our operations involve exploration, and there is no guarantee that any of our activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of uranium and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. Our planned exploration programs may not result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon our operations and/or our ability to receive an adequate return on our invested capital. There is no certainty that our expenditures made towards the search and evaluation of uranium, iron oxide, copper, gold and other minerals and base metals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences, or in profitable commercial mining operations.

Mining operations generally involve a high degree of risk

Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make us uncompetitive, and lead to possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred.

Our resource estimates may not be reliable

There is no certainty that any of our mineral resources will be economically mineable. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of our properties or any project we undertake. In addition, there can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in prices of uranium, iron oxide, copper, gold and other minerals and base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on our results of operations and financial condition.

We rely on a limited number of properties

Our only properties of interest are currently the Moran Lake Property and the South Golden Promise Property. As a result, unless we acquire additional property interests, any adverse developments affecting the Moran Lake Property and the South Golden Promise Property could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

Competition from other energy sources and public acceptance of nuclear energy may affect the demand for uranium

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro- electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the uranium industry may adversely affect our ability to acquire additional properties

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent us from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that we will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

We do not have a history of mineral production or operations

We have never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at our current properties or any future properties, nor is there any assurance that our exploration programs thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any of our properties will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit our ability to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

We do not have an extensive operating history and there can be no assurance of our ability to operate our projects profitably in the future.

Our insurance will not cover all the potential risks associated with our operations

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or other properties, delays in mining, monetary losses and possible legal liability.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which we cannot insure or against which we may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the uranium mining industry. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require us to incur significant costs that could have a material adverse effect upon our financial condition, results of operations, competitive position and potentially our financial viability.

Our operations are subject to environmental regulation

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our operations are dependent on adequate infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Our properties may be subject to undetected title defects

It is possible there may still be undetected title defects affecting our properties. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, we have not conducted surveys of the claims in which we hold interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, our properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on our operations. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We may be subject to additional costs for land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the Moran Lake Property and the South Golden Promise Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon our financial condition and results of operations.

The inability to obtain necessary permits would adversely affect our ability to operate our business

We may not receive the necessary permits or receive them on acceptable terms, if at all, in order to conduct further exploration and to develop the Moran Lake Property and the South Golden Promise Property. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect our operations.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with our operations. To the extent such approvals are required and not obtained; we may be curtailed or prohibited from continuing our mining operations or from proceeding with planned exploration or development of mineral properties.

We face strong competition for the acquisition of mining properties

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than we do. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable, if at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We do not have a hedging policy and are subject to risk from declines in mineral prices

We do not have a hedging policy and we have no current intention of adopting such a policy. Accordingly, we have no protections from declines in mineral prices.

We will require additional capital for our mining operations

The development and exploration of our mining properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on our properties or even a loss of property interest. There can be no assurance that additional capital will be available if needed or that, if available, the terms of financing such capital will be acceptable to us. In addition, any future financing may be dilutive to our existing shareholders.

Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable

Uranium prices received, if any, could be such that our properties cannot be mined at a profit. The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Moran Lake Property or the South Golden Promise Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable.

In addition to adversely affecting our reserve estimates of and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations. Uranium, iron oxide, copper, gold and other minerals and base metals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars. The appreciation of non- U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

Our operations are subject to extensive governmental regulation that may adversely affect our operating costs

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although our exploration and development activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on our operations. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

The market price of our common shares may experience substantial volatility

Our common shares currently trade on the TSX Venture Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, iron oxide, copper, gold and other minerals and base metals, or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect the long-term value of our business. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future

No dividends on our common shares have been paid to date and we have no earnings. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business. Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future sales of common shares by existing shareholders could adversely affect the trading price of our common shares

Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of our President, Mark Morabito or our Vice President, Exploration, Timothy Froude or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Several of our officers and/or directors, including Messrs. Morabito, Liland, Sujir and Davis and Ms. Bolden, also serve as directors and officers of Target Exploration and Mining Corp. (“Target”). Target is also involved in natural resource exploration and development. While Target’s operations are focused in geographical locations different than ours, it is possible that various opportunities may arise in which Mr. Morabito and our other directors may experience a conflict of interest and could result in a diversion of opportunities to Target. We have no formal measures in place to prevent such conflicts of interest. As a result of such conflicts, transactions between us and Target may not be on the same terms as would a transaction negotiated by unaffiliated third parties at arms’ length.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations. Our cumulative loss, as of the year ended April 30, 2006, according to U.S. GAAP, is $9,048,553. We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of October 13, 2006 we had 7,822,690 share purchase options outstanding and 7,872,118 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 60,688,047 (as of October 13, 2006) to 76,382,855. This represents an increase of 26% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted. As of October 13, 2006, there were 7,057,500 share purchase options outstanding, which, if exercised, would result in an additional 7,057,500 common shares being issued.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock

Our stock is subject to “penny stock” rules as defined in Exchange Act Rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult to bring and enforce suits against us. We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act). Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; or

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court.

As a “foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act which may result in shareholders having less complete and timely data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders also may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability). On March 5, 1986 we converted from a specially limited company into a limited company under the name of International Shasta Resources Ltd. On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.

Our executive office is located at:

Suite 1240 - 1140 West Pender Street

Vancouver, British Columbia, Canada V6E 4G1

Telephone: (604) 681-8030

Facsimile: (604) 681-8039

Website: www.crosshairexploration.com

Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, President.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969. Our common shares have been trading on the TSX Venture Exchange with the trading symbol “CXX” since March 1, 2004. On February 10, 2006, the Company graduated to Tier 1 on the TSX Venture Exchange.

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”). Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act. There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company. On March 11, 2005, we changed our authorized capital to an unlimited number of common shares.

Property Acquisitions

Since the beginning of fiscal 2006, we have acquired the following properties:

Newfoundland

On May 1, 2006, we entered into an option agreement with Rubicon Minerals Corporation (“Rubicon Minerals”) to earn a 60% interest in the Golden Promise project. The Golden Promise claims are contiguous with those of our South Golden Promise Property. In order to earn our interest, we must spend $4.0 million over four years (including $750,000 in the first year), issue shares totaling 80,000 (including 20,000 shares in the first year) and make underlying property payments. The budget for the first year after vesting will be capped at $3.0 million unless increased by mutual consent.

On June 7, 2006, we acquired 90 additional claims from Rubicon Minerals (originally optioned by Rubicon Minerals from local private interests) contiguous with the southwestern portion of the South Golden Promise property in the Victoria Lake region. This is an addendum to the original Victoria Lake Property agreement signed with Rubicon Minerals in February, 2003. We can earn a 60% interest in the additional 90 claims by maintaining the claims in good standing and making cash payments totaling $95,000 to the property vendors. The property vendors also maintain a 2.5% Net Smelter Return Royalty (NSR) on the property.

Labrador

On December 2, 2005, the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. These properties consist of two groups of claims at the Moran Lake Project. The new claims are located in the southern area of the property, considered by the Company’s geological team as being highly prospective for “Michelin type” uranium deposits.

Property Terminations

Since the beginning of fiscal 2006, we have terminated our options in the following properties:

Newfoundland

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. The Company terminated the Wings Point – Titan option on September 7, 2005, and has no further obligations in respect to this property.

Glenwood Break Property

The assay results received for the Phase 1 diamond drilling completed in the Spring of 2005, although returning anomalous results, were not significant enough to warrant further exploration on the property. The Company elected to terminate the Glenwood Break option on September 22, 2005, and has no further obligations in respect to this property.

North Paul’s Pond Gold Property

The assay results received for diamond-drilling program completed in spring 2005 and although locally anomalous, were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul’s Pond Gold property on June 22, 2005, and has no further obligations in respect to this property.

China

Based on the decision to concentrate its efforts in North America, the Company decided not to continue with the Beijou Gold Property in China. On December 20, 2005, the Company terminated its arrangements, and has no further obligations in respect to this property.

Capital Expenditures

Our capital expenditures for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2004	$917,459	(1)
Fiscal 2005	$1,566,346	(2)
Fiscal 2006	$1,435,954	(3)

(1)	These funds were spent as outlined below (Note - The total amount includes acquisition costs of $88,750, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	South Golden Promise	North Paul’s Pond Gold Property	DJ Gold Property
Geology	105,944	126,005	81,291	5,224	—
Geophysics	269,314	2,772	123,795	—	—
Admin.	30,835	13,268	6,484	1,026	—
Tech. Anal.	5,718	3,495	4,014	—	4,752
Acquisition	25,000	25,000	25,000	20,750	37,772

(2)	These funds were spent as outlined below (Note - The total amount includes acquisition costs of $245,000, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	South Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property
Drilling and Trenching	51,712	126,500	13,076	2,008	—	—	—
Geology	171,706	7,270	143,655	30,756	64,473	193,243	6,349
Geophysics	44	2,346	23,500	11,154	—	83,137	—
Admin.	19,671	20,111	19,025	2,917	23,305	20,201	720
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580
Write off of mineral property	—	—	—	(109,878)	—	—	—

(3)	These funds were spent as outlined below:

Expense ($)	Glenwood Break Property	Wings Point-Tital Property	South Golden Promise	Beigou Gold Property	Moran Lake Property	Otter/Portage Lake Properties	Sinbad Claims
Drilling and trenching	32,349	—	37,929	—	323,008	—	—
Geology	73,089	10,872	145,301	41,410	541,753	400	8,597
Geophysics	3,562	—	98,112	—	1,085,376	—	—
Administration	4,188	2,463	36,148	17,081	152,555	—	—
Technical analysis	22,438	104	110,393	—	87,725	—	—
Acquisition costs	—	—	82,000	—	290,000	70,000	4,125
Credits received	(36,693)	(31,326)	(22,150)	—	(266,300)	—	—

Write-off of mineral properties	(884,096)	(374,522)	—	(229,935)	—	—	—

We expect to incur capital expenditures of approximately $10,000,000 for fiscal year 2007. Our capital expenditures have been financed through sales of our Common Shares.

4.B. Business Overview

Historical Corporate Development

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals). We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.

We are currently focusing our exploration activities on the following properties:

•	South Golden Promise and Golden Promise properties located in Newfoundland, Canada, acquired through option agreements with Rubicon Minerals in February 2003 and May 2006.

•	Moran Lake Property located in Labrador, Canada, acquired through an option agreement with a private individual in November 2004.

We are currently considering a strategy of combining the Golden Promise project, the South Golden Promise project and our Victoria Lake project into a new company, which could be spun out to our shareholders. Such a strategy would allow us to focus exclusively on our Central Mineral Belt Labrador uranium projects. Our implementation of such a strategy will depend on our exploration results. However, we may also decide to not implement this strategy.

During fiscal 2006, we decided not to pursue exploration on certain properties. In this regard, the option-JV agreements with Rubicon Minerals for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off. During fiscal 2005, we announced that we had completed a formal joint venture with the Liaoning Non-ferrous Geological Bureau in China for the Beigou Gold Project. However, during the third quarter of 2006, we decided to shift our main focus on our Newfoundland and Labrador properties and as a result decided not to continue with the Beijou Gold Property in China.

During fiscal 2004, we entered into agreements to acquire a 100% interest in the North Paul’s Pond Gold Property in Newfoundland and the DJ Gold Property in Shaanxi, China, which were subsequently terminated in fiscal 2006 and fiscal 2005, respectively, and related property costs were written off.

N
5420000m
5400000m
5380000m
5360000m
5340000m
Badger
Golden Promise
South Golden Promise
Buchans
Millertown
Red Indian Lake
Bobbys Pond
Boundary Deposit
Duck Pond Deposit
Wild Cove
Tulks Prospect
Long Lake Deposit
Boomerang Prospect
Valentine Lake
Victoria Lake
Map Area
-10
0
10
20
Kilometres
CROSSHAIR
EXPLORATION & MINING
Project: Golden Promise - South Golden Promise
Claim Location Map
Drawn: DIGEOS
NTS: 12 A
CXX - TSX.V
Scale: 1:160,000
DATUM NAD27
Date: Oct 2006

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Seasonality

We can only carry out exploration when weather is favourable. Typically, we cannot carry out any work during the months of November and December for winter freeze-up and March and April for spring break-up on our Canadian properties.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable

Sources/Availability of Raw Materials

Not applicable

4.C. Organization Structure

We have no subsidiaries.

4.D. Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canandian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in the Provinces of Newfoundland and Labrador, Canada. Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 1,200 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada. We have occupied these facilities since 2006 and our current monthly rent is approximately $3,811. We also have a field office at 39 Sagona Avenue, Mount Pearl, Newfoundland, Canada.

Newfoundland

Golden Promise Property and Agreements

Rubicon Minerals acquired an option to earn a 100% interest in the Golden Promise property subject to an underlying option agreement with William Mercer and Stephen Courtney (the “Vendors”). A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($155,000 paid) and 100,000 Rubicon common shares, all of which have been issued. The option arrangement with Mr. Courtney involves 6 claims (150 hectares) with payments totaling $35,000. Both vendors are entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at anytime. Rubicon also staked claims in the immediate vicinity of the vendors claims to now hold a total of 1331 claims as outlined in the Summary of Licences Under Option below.

On May 1, 2006 we entered into an option agreement with Rubicon Minerals whereby we acquired an option to purchase and earn a 60% interest in the Golden Promise property. In order to earn the 60% interest, we agreed to pay $4 million in exploration expenditures on the property and issue 80,000 common shares to Rubicon Minerals, over a four year period. The schedule of work and share issuance is as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon Minerals
Within 5 days of execution Date	—	20,000
on or before 1st anniversary	$750,000	20,000
on or before 2nd anniversary	$900,000	20,000
on or before 3rd anniversary	$1,100,000	20,000
on or before 4th anniversary	$1,250,000	Nil

In lieu of making any or all share payments as outlined above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each share).

The 10 blocks of licenses cover 33,275 hectares in 1331 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$0.00	July 9, 2007	September 7, 2006	$600.93 by 2006/07/09
8947M	22	12A/16	$0.00	July 19, 2007	September 18, 2006	$3,834.18 by 2006/07/19
11017M	112	12A/16	$0.00	December 18, 2008	February 16, 2007	$29,340.19 by 2006/12/18
11028M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$85,929.15 by 2008/06/21
11029M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$80,698.88 by 2008/06/21
11033M	256	2D/13, 12A/16	$0.00	June 21, 2007	August 20, 2007	$99,928.62 by 2008/06/21
11034M	217	12A/16	$0.00	June 21, 2007	August 20, 2007	$94,636.18 by 2009/06/21
11057M	42	12A/16	$0.00	October 28, 2009	December 27, 2006	$5,398.54 by 2006/10/28
12444M	54	12A/16	$0.00	July 19, 2007	September 18, 2006	$16,952.14 by 2006/07/19
11347M	110	2D/13	$0.00	October 4, 2007	December 4, 2006	$30,441.58 by 2006/10/04
Total:	1331

Rubicon Minerals will be the operator (manager) overseeing the execution of the exploration programs in the first year for cost plus 8% fee. Subsequent to the first year, we will considering renewing Rubicon Minerals as operator or elect to carry out the exploration programs on Golden Promise using in-house personnel.

Property Location

The Golden Promise Property consists of 10 blocks of licenses located east, and northeast of Red Indian Lake in west central Newfoundland specifically within National Topographic Series (NTS) Map Sheets 12A/16 and 2D/13, part of the Grand Falls – Buchans Electoral District. The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Buchans Highway (Route 370) is the principal access road to the various blocks to the west and southwest portions of the property where most of the exploration activity has been focused. Access to the eastern and southern portions of the property is gained via logging roads trending south and west of the town of Grand Falls-Windsor, a major industrial hub for this portion of Newfoundland. The Exploits River, the largest river system on the Island of Newfoundland, crosses the north-western part of the property. Secondary access via logging roads and snowmobile and ATV trails leading from Route 370 as well as the logging roads south and southwest of Grand Falls-Windsor, allows easy access to nearly every portion of the property.

History and Previous Work

The exploration history of the vast majority of the property dates back only as far as 2002, when a prospector working in an area burned by a major forest fire in 1999, located gold bearing quartz boulders immediately north of Route 370 approximately 10 kilometers southwest of the town of Badger. Exploration in the region prior to 2002 traditionally focused on the massive sulphide districts located south and west of the current property boundaries. The mining town of Buchans, located about 30 kilometers west - southwest of the property, produced ores carrying extremely rich grades of zinc (14.5%), copper (1.4%), lead (7.6%), gold (1.3 grams per tonne) and silver (126 grams per tonne) for 56 years prior to closing in 1984. The massive sulphide districts of Newfoundland are renowned for their high grade and polymetallic nature.

The property was mapped by both the Provincial and Federal Geological Surveys whose efforts included regional scale geological surveys and geochemical surveys including glacial till and lake sediment sampling.

In the spring of 2002, a local prospector, William Mercer, discovered several large boulders of gold bearing float of which a composite sample from 10 boulders returned 30 grams per tonne gold. The property was subsequently optioned by Mr. Mercer to Rubicon Minerals in July of 2002.

Geological Setting

The property lies within the Dunnage Zone, a major tectonic and stratigraphic succession of Cambrian to Ordovician aged volcanic and sedimentary rocks occupying much of central Newfoundland. The Dunnage Zone rocks record the opening and closing of a proto-Atlantic Ocean known as Iapetus. The Dunnage Zone can be subdivided into two subzones, the Notre Dame and the Exploits, which are separated by a major fault system known as the Red Indian Line. The bulk of the Golden Promise property is inferred to be underlain by rocks of the Exploits Subzone which includes the Badger and Victoria Lake Groups.

Regional Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, which conformably overly Caradocian black shale, which in turn overlie Ordovician volcanic and sedimentary rocks of the Victoria Lake Supergroup. The volcanic sequences of the Victoria Lake Supergroup are among the most prolific hosts to massive sulphide copper/lead/zinc deposits in Canada.

Property Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, consisting mainly of arkose, greywacke and shale. The Badger Group rocks sit on top of the Victoria Lake sequences of volcaniclastic and fine grained sedimentary rocks. A unit of black shale of Caradocian age separates the Badger Group from the Victoria Lake Group and is a regional stratigraphic marker. All rock units have been folded into a series of tight, isoclinal, upright, northeast plunging folds. The dominant structural trend is northeasterly with faults and mafic dykes occupying structures oriented to the northeast.

The mineralization at Golden Promise consists of a series of sub-parallel gold bearing quartz veins ranging up to 4 meters in true thickness. The veins are milky white, inclusion rich and often bladed. Gold is typically within narrow intervals (20-30 cms) within the veins and generally close to vein margins. Fine grained arsenopyrite is the most common accessory mineral with lesser amounts of pyrite, galena, spahalerite and chalcopyrite (< 1%).

At least 5 known zones of gold mineralization is known to occur at Golden Promise and include the Jaclyn, Jaclyn South, Jaclyn North, Christopher and Shawn’s Shot occurrences, of which the most important are the Jaclyn, Jaclyn South and Jaclyn North Zones. The most significant mineralization occurs at the Jaclyn Zone which has been defined by diamond drilling over a strike length of 475 meters and to a vertical depth of 192 meters. A total of 30 holes have been drilled in to the Jaclyn Zone (~3,500 meters) and include significant intersections such as GP02-01 which returned 16.57 grams per tonne gold over 1.64 meters, GP02-05 which returned 11.41 grams per tonne gold over 1.80 meters, and GP02-09 which returned 7.05 grams per tonne gold over 2.22 meters.

38 holes have been drilled in to the Jaclyn Zone (~5,000 meters) and include significant intersections such as GP02-01 which returned 16.57 grams per tonne gold over 1.64 meters, GP02-05 which returned 11.41 grams per tonne gold over 1.80 meters, and GP02-09 which returned 7.05 grams per tonne gold over 2.22 meters. The most recent drilling, completed in August of 2006, intersected a new hangingwall zone of mineralization which returned 93.71 grams per tonne gold over 1.40 meters.

The Jaclyn South occurrence consists of at least 3 vein zones up to 3.4 meters thick and has been tested by four drill holes. The best result was 0.30 meters grading 44.6 grams per tonne gold. The Jaclyn South occurrence is located 300 meters southeast of the Jaclyn Zone.

The Jaclyn North occurrence has been tested by 6 drill holes and has been defined over a 150 meter strike length. The occurrence has returned values up to 5.24 grams per tonne gold over 1.70 meters. The Jaclyn North occurrence is located 250 meters north of the Jaclyn Zone.

Exploration and Development

In July of 2002, the property was optioned by local prospectors to Rubicon Minerals who quickly proposed a Phase 1 drilling program to follow up on the discovery of high grade gold bearing float. To date over $2.5 million in exploration work has been carried out since 2002. This work includes more than 50 drill holes of which 38 have been drilled on the Jaclyn Zone, 4 holes at Jaclyn South and, 6 holes at Jaclyn North, 2 holes at the Christopher Zone and 2 holes at the Shawn’s Shot occurrence. The remaining drill holes tested random geochemical and geophysical targets over the remainder of the property. The drilling followed extensive soil sampling, prospecting and trenching which included 21surface trenches; 5,624 soil samples and 2,334 rock samples as well as geological and structural mapping surveys. An 8,250 kilometer high resolution airborne magnetic and electromagnetic survey was flown in late 2003 to assist in the geological mapping and structural interpretation of the property. The airborne survey was extremely successful in outlining the trace of the Caradocian shale, a key marker unit closely associated with the mineralization at the Jaclyn zone in particular.

The Golden Promise property was optioned from Rubicon Minerals on May 1, 2006 and an exploration program consisting of approximately 5,500 meters of diamond drilling (23 to 26 holes) to take place in two Phases has been tabled for 2006, estimated costs for this program are $835,000 and will include the final cash payments totaling $85,000 to William Mercer and Stephen Courtney (original option agreements with Rubicon Minerals). The first year of the agreement between Crosshair and Rubicon Minerals will see Rubicon Minerals manage the program and collect an 8% management fee. Rubicon Minerals has carried all exploration programs since 2002 and are the best candidate for managing the program. The first of the proposed phases of drilling has been completed and was successful in extending the known limits of the main zone an additional 100 meters along strike (now 475 meters and still open). The second phase will attempt to continue to expand the gold bearing zone at Jaclyn to depth and along strike and will commence late in the fourth quarter of 2006 or the first quarter of 2007. Additional drilling programs will follow if warranted.

South Golden Promise Property

Rubicon Minerals, acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats (the “Vendors”).

The Vendors are entitled to a 2.5% Net Smelter Return. Rubicon Minerals can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0%. As of September 2005, Rubicon Minerals completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

On February 14, 2003, we entered into an option agreement with Rubicon Minerals whereby we acquired an option to purchase and earn a 60% interest in the South Golden Promise Property. In order to earn the 60% interest, we agreed to pay $1,750,000 in exploration expenditures on the property and issue 400,000 common shares to Rubicon Minerals, over a four year period. The schedule of work and share issuance is as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon Minerals
on Approval Date	—	100,000
on or before 1st anniversary	$250,000	100,000
on or before 2nd anniversary	$300,000	100,000
on or before 3rd anniversary	$500,000	100,000
on or before 4th anniversary	$700,000	—

During the period ended April 30, 2004 we spent $240,584 on this property and spent a total of $536,289 on this property to April 30, 2005.

The four blocks of licenses cover 23,000 hectares in 920 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
SGP
09109M	65	12A/07, 10	$0.00	October 4, 2007	December 3, 2007	$24,809.41 by 2007/10/04
10207M	60	12A/07, 10	$0.00	May 28, 2011	July 27, 2007	$27,636.20 by 2007/05/28
12460M	70	12A/09,10, 15,16	$0.00	November 22, 2009	January 22, 2007	$13,660.99 by 2006/11/22
11981M	22	12A/10	$0.00	August 19, 2007	December 18, 2006	$7,617.92 by 2006/08/19
11983M	176	12A/10	$0.00	August 19, 2007	December 18, 2006	$54,933.25 by 2006/08/19
12462M	256	12A/16	$0.00	August 19, 2007	December 18, 2006	$146,855.82 by 2008/08/19
10387M	58	12A/16	$0.00	November 22, 2009	January 22, 2007	$16,488.73 by 2007/11/22
11058M	20	12A/16	$0.00	October 28, 2009	December 27, 2006	$2,660.04 by 2007/10/28
11059M	4	12A/16	$0.00	October 28, 2009	December 27, 2006	$568.64 by 2010/10/28
Victoria
08883M	166	12A/06	$0.00	July 2, 2007	August 31, 2007	$56,903.68 by 2007/07/02
12380M	139	12A/06	$0.00	July 5, 2009	September 3, 2007	$8,949.80 by 2007/07/05
Total:	1036

Rubicon Minerals was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee. Subsequent to the first year, we have operated and carry out the exploration programs on all of our properties using in-house personnel.

We are responsible for paying for and renewing these licenses. The fee for license renewals is $25 per claim every five years and failure to pay the fee will result in the loss of the claims.

Property Location

The South Golden Promise Property consists of four blocks of Licences located, east, south and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District. The property is named for the extension of similar geology of the Golden Promise property which is contiguous and immediately northeast of the South Golden Promise claims. The properties include the Victoria Lake claims which are targeting massive sulphide deposits as opposed to the gold targets of Golden Promise and South Golden Promise

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 kilometers to the southwest of Badger, and from Grand Falls-Windsor, immediately east of the property.. The Millertown – Lake Ambrose logging haulage road west southwest of Buchans Junction is the principal access road to the various claim blocks to the south and southwest. The Exploits River, the provinces largest river system, crosses the northern portion of the property. The Victoria Lake claim group, the southwestern most claims, are best accessed by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake. Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

History

The northeastern portion of the property has received the least amount of previous exploration. In fact, prior to the discovery of gold bearing boulders at Golden Promise in 2002, most of the northern half of the property had received no previous exploration.

The bulk of exploration activity in the region focused on the highly prospective volcanic rocks to the southwest which are known to host numerous copper and zinc prospects in the region. The sedimentary sequences that host the Jaclyn gold mineralization were completely ignored by previous explorers. The volcanic sequences, most common on the south side of the Exploits River and occurring in the south central portion of the South Golden Promise property, received moderate amounts of exploration in the search for base metals (copper, lead and zinc). Noranda was most active and carried out ground surveys including, line cutting, geological mapping, soil sampling and geophysics. Several widely spaced drill holes did not return any mineralization. Immediately east of the property however, Aur Resources are about to commence commercial production at the Duck Pond deposit and will produce concentrate containing copper, zinc, lead, gold and silver. The mine is projected to have a 10 year life.

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property. The claims are considered highly prospective to host significant quantities of massive sulphides rich in copper, lead, zinc, gold and silver. Noranda carried out numerous exploration programs over the past 25 years including diamond drilling. Favourably altered volcanic rocks were encountered in several localities and suggest that massive sulphide bodies could exist on the claims. Work by Rubicon Minerals in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group. Results include sulphide bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.

Property Geology

The South Golden Promise property, in particular the northern and central portions, is underlain mainly by sedimentary and volcanic rocks of the Ordovician Victoria Lake Group which are in turn overlain by the Badger Group sedimentary rocks. The Badger Group rocks only occur in the northern portion of the property with the vast majority of the property area underlain by the Victoria Lake Group. The Victoria Lake Group is dominated in the upper sections by fine grained sedimentary sequences, while the lower portions of the Group are dominated by mafic and felsic volcanic rocks with minor interbedded sedimentary rocks. The Victoria Lake Group and Badger Group rocks are separated by a regionally important marker horizon of Caradocian shale.

The prominent structures on the property are a major syncline - anticline pair traced by folds in the Cardocian shale. The folds are tight and upright with a gentle plunge to the northeast. Penetrative foliation is common and sub parallel to bedding. Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

The Victoria Lake claims are underlain mainly by volcanic and sedimentary rocks of the Victoria Lake Group. The felsic volcanic rocks in this area are considered highly prospective for hosting significant massive sulphide deposits and several areas of favourably altered and locally mineralized volcanic rocks are known to occur. These areas will be the primary target of exploration efforts on this portion of the property.

Exploration and Development

Since acquiring the properties, we have completed several phases of exploration including prospecting, mapping, till and rock sampling and excavator trenching on targets defined by the other works. The Victoria Lake claims also had ground gravity surveying completed to help identify potential massive sulphide targets. Diamond drilling activities have also been carried out on the gold targets at South Golden Promise.

At South Golden Promise, the work to date has outlined a significant gold bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters in diamond drilling. A total of 16 holes were completed at South Golden Promise with two holes returning visible gold bearing quartz veining returning a high of 19.5 grams per tonne gold over 1.15 meters. Further work including diamond drilling is proposed for the South Golden Promise gold target.

At Victoria Lake, a 1600 meter drilling program has been proposed for the fourth quarter of 2006 to test numerous massive sulphide targets outlined by the previous work. The targets include coincidental geological, rock and soil geochemical anomalies as well as gravity anomalies outlined by Crosshair and previous work carried out by Noranda. The drilling program will be managed by Rubicon Minerals personnel who have extensive experience in the region and who will receive 8% of the program costs as a management fee.

Labrador

The Moran Lake Property

On October 14, 2004, we entered into an agreement with a private individual, Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 we acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work has been carried out as of April 30, 2005), the issuance of 1,600,000 common shares, of which 600,000 common shares have been issued, and cash payments of $575,000, of which $100,000 has been paid, with the balance of the shares and cash payable over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. The TSX Venture Exchange approved this transaction on November 10, 2004.

We can earn a 90% interest in the Moran Lake Property by completing the following obligations:

Expenditures	Shares Issued to Lewis Murphy	Cash Payments to Lewis Murphy

$100,000 by November 10, 2005	250,000 released from trust to Lewis Murphy on November 10, 2004	$25,000 on signing of the original Moran Lake agreement

$200,000 by November 10, 2006	250,000 shares issued to Lewis Murphy on November 10, 2004	$50,000 within 5 days of November 10, 2004, the approval date of the original Moran Lake agreement

$500,000 by November 10, 2007	100,000 shares on the approval dated of the amended and restated Moran Lake agreement dated March 1, 2005	$25,000 upon the signing of the amended and restated Moran Lake agreement dated March 1, 2005

$800,000 by November 10, 2008	250,000 shares; second year share payment on or before November 10, 2005	$100,000 on or before November 10, 2005

$1,300,000 by November 10, 2009	250,000 shares; third year share payment on or before November 10, 2006	$100,000 on or before November 10, 2006

	250,000 shares; fourth year share payment on or before November 10, 2007	$125,000 on or before November 10, 2007

	250,000 shares; fifth year share payment on or before November 10, 2008	$150,000 on or before November 10, 2008

$200,000 per year on or before November 10 of every subsequent year until the Moran Lake Property is put into commercial production

On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company. The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings. In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000.

Property Description and Location

The Moran Lake Property is located in the Central Mineral Belt of Labrador, about 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay. In a direct line to the northeast, the property is about 75 km from tidewater. The undeveloped Michelin uranium deposit is 60 km east-northeast of the Moran Lake Property. The property area is within the Naskaupi Electoral District of Labrador.

Summary of Licences under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
9781M	28	13K/10	$0.00	December 1, 2008	January 30, 2007	$10,571.21 by 2008/12/01
9783M	3	13K/06	$0.00	December 1, 2008	January 30, 2007	$752.79 by 2007/12/01
10367M	8	13K/03	$0.00	November 15, 2009	January 15, 2007	$572.96 by 2008/11/15
10368M	48	13K/06	$0.00	November 15, 2009	January 15, 2007	$14,193.71 by 2007/11/15
10715M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2007	$14,446.12 by 2007/04/01
10716M	256	13K/06	$0.00	April 1, 2010	May 31, 2007	$14,183.26 by 2007/04/01
10717M	256	13K/06	$0.00	April 1, 2010	May 31, 2007	$14,008.03 by 2007/04/01
10718M	256	13K/06	$0.00	April 1, 2010	May 31, 2007	$15,567.37 by 2007/04/01
10719M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2007	$15,078.62 by 2007/04/01
10720M	256	13K/07	$0.00	April 1, 2010	May 31, 2007	$14,906.12 by 2007/04/01
10722M	201	13K/02, 03, 06	$0.00	April 1, 2010	May 31, 2007	$10,426.15 by 2007/04/01
10723M	229	13K/07	$0.00	April 1, 2010	May 31, 2007	$13,251.02 by 2007/04/01
11395M	36	13K/06	$1,800.00	November 16, 2010	January 15, 2007	$541.95 by 2006/11/16
11770M	140	13K/06	$7,000.00	February 28, 2011	April 30, 2007	$28,000.00 by 2007/02/28
11833M	16	13K/07	$0.00	July 22, 2007	September 20, 2007	$1,512.16 by 2011/07/22
11834M	48	13K/06, 07	$0.00	July 22, 2007	September 20, 2007	$4,536.48 by 2011/07/22
11835M	27	13K/06, 07	$0.00	July 22, 2007	September 20, 2007	$2,551.78 by 2011/07/22
12616M	79	13K/06,07, 10,11	$0.00	April 1, 2010	May 31, 2007	$12,019.40 by 2007/04/01
12617M	89	13K/10	$0.00	February 21, 2010	April 23, 2007	$2,666.56 by 2007/02/21
12618M	252	13K/07, 10	$0.00	January 31, 2010	April 2, 2007	$2,977.71 by 2007/01/31
Total:	2740

N
Map Area
6050000m
6040000m
6030000m
6020000m
6010000m
6000000m
610000m
620000m
630000m
12617M
12618M
09781M
Moran Lake
12616M
11833M
11834M
11835M
9783M
11770M
11395M
10716M
10715M
10717M
10368M
10720M
10723M
10719M
10718M
10722M
10367M
-5
0
5
10
Kilometres
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake
CXX - TSX.V
Claim Location
Drawn: DIGEOS
NTS: 13 K
Scale: 1:225,000
DATUM NAD27
Date: Oct 2006

Accessibility

Helicopter, and to a lesser degree float plane service out of Goose Bay, is the most efficient means of access to the property. Local infrastructure is confined to the limited facilities of the community of Postville, which does enjoy commercial airline service from Goose Bay and commercial ferry service from St John’s, Newfoundland. Coastal boats are available to convey goods and passengers from Happy Valley to Postville. Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John’s, Halifax and Montreal.

This part of Labrador has a sub-Arctic climate with short, cool summers and long, cold winters. Snow cover lasts for six to eight months. Freeze-up begins in late-October and the lakes become ice free in mid-June. Temperature ranges can be extreme from -30°C in winter to in excess of 28°C in the summer. Lengthy periods of fog and/or rain can be experienced during the summer exploration season.

The topography of the Moran Lake area consists of rolling highlands with maximum relief approaching 300m. The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with thick intervening growth of alders. Almost everywhere there is a thick ground cover of moss. The valleys can be steep sided and are often host to boggy ground with small ponds or lakes. Moran Lake occupies a prominent valley which trends east-northeast and is probably the closest lake which could handle a fixed wing aircraft on floats or skis.

History

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited, which conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958. In 1964, Mokta Co. Ltd. (Mokta) acquired a development license for the Moran Lake area and subsequently discovered uranium mineralization at Lady Lake, the site of the present C zone. In following years, Mokta completed a considerable amount of prospecting, trenching and packsack drilling in the Moran Lake A, B and C zones. In 1969 however, Mokta allowed the development license to expire at which time the license was granted to Brinex, which did no further work on the property.

In 1976, the license was granted to Commodore Mining Company Limited (Commodore) which in turn optioned the property to Shell Canada Resources Limited (Shell). During September of 1976, Shell performed geological, magnetometer and Track Etch surveys over the B zone near Henry Lake and did preliminary geological mapping on the C zone. This led to a 15 hole, 864 m drill program to test the B zone uranium mineralization during the winter of 1977.

In the summer of 1977, a full exploration program was carried out on the C zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 metres. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September. In the winter of 1978, Shell completed a 17 hole, 1,542 m drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization in quartzite horizons. The following summer’s exploration program consisted of VLF- EM, magnetometer and altimeter surveys over the entire C zone, with a 15 hole, 1,581 m drill program to test the uraniferous quartzites. Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake. This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 m to explore the unconformity and the later named Lower C zone.

In the summer of 1979, Shell undertook a review of its Moran Lake project. Drill core from the Upper C zone (C-1 to C-35) was re-logged by one person and multiple samples were taken for thin section study and 30 element spectrographic analysis. This work led to the appreciation that the rocks were extensively altered, that the identification of primary lithologies was in many cases dubious, that the uranium mineralization was associated with alteration and that there was a definable geometry to the alteration package. The property was considered to have good uranium potential and an 8 hole, 1,400 m drill program was proposed but never carried out as Shell abandoned its interest in the area.

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to Crosshair in October of 2004. In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones of uranium. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, Crosshair invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at Olympic Dam in Australia.

Since acquiring the Moran Lake property in October, 2004, we have embarked on an aggressive program including airborne radiometric and magnetic surveys, compilation of previous work including sampling archived drill core from the 1970’s Shell Canada Resources drilling, and commencement of a 20,000 meter drill program in January of 2006. A more detailed description of the exploration program is included below under “—Exploration.”

Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available. This encompasses mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, with known occurrences of uranium, Cu, Pb, Zn, Ag, Fl and iron (as pyrite and hematite).

The Moran Lake Group (MLG) unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren creek Formation was deposited in a low energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200m up to 3,000m in thickness and is overlain conformably by 100m to 300m thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern projection of the Moran Lake Property.

Exploration

We acquired the property in October of 2004 and immediately launched a comprehensive review and compilation of all previous exploration carried out on the property. The results of the review confirmed that Moran Lake had considerable potential to host multiple uranium and uranium rich iron oxide copper gold deposits (IOCG).

A decision was made to cover the entire property with an airborne radiometric and magnetic survey (> 7,000 line kilometers of flying) in the summer of 2005. A follow up program of prospecting and mapping immediately followed the completion of the airborne survey and several new prospective uranium occurrences were subsequently discovered. A NI43-101 report on the Upper C zone was commissioned in late 2005 and included a revised resource update in the Upper C Zone which indicated a resource of 124,000 tonnes grading 0.25% U3O8 for a total of 688,000 pounds of U3O8 in the Upper C Zone. The report did not include the Lower C Zone where Shell inferred approximately 4.92 million pounds of U3O8 (historical resource only and not NI43-101 compliant).

We launched our first drill program in February 2006 and completed 19 holes in eight weeks. Phase 2 drilling commenced in late June 2006 and to date a total of 33 holes have been completed on the Upper C Zone. Significant results include hole ML-20 which returned the thickest intercept to date, 30.30 meters grading 0.13% U308. Phase 1 drilling has also targeted several promising areas on the property including the B Zone and Area 1, located 3.5 and 1.5 kilometers northeast and southwest respectively of the Upper C Zone. A summer prospecting program has also been undertaken during 2006 and the results have indicated several new areas for potential drill testing elsewhere on the property. These include Croteau Lake, Armstrong and the Blue Star zones. All three areas have returned assay results greater than 0.2% U3O8 with local values returning greater than 1% U3O8. All three areas will be drill tested in 2007. In addition, a revised resource calculation for the Upper C Zone will commence once all assays from the completed 2006 drill program have been received. Exploration activities will continue until winter conditions settle over the property, and begin early in 2007 with continued drilling.

Drilling

At Moran Lake, we have completed 33 drill holes on the Upper Zone, 3 drill holes on the B Zone and 12 drill holes at Area 1, all located in the central portion of the Moran Lake property. The project is a helicopter supported program producing BTW size drill core.

The Upper C Zone has been tested with 33 additional drill holes totaling nearly 10,000 meters and where drilling will continue until the 4th quarter of 2006. The program has been highly successful in intersecting the most significant uranium mineralization to date on the property including 0.141% U3O8 over 28.90 meters from drill hole ML-32 and 0.135% U3O8 over 30.30 meters from ML-20. The Upper C zone is host to a NI 43-101 inferred resource of 688,000 pounds of U3O8 at an average grade of 0.25% U3O8, an estimation which only includes the historic Shell drilling from 1976-1979 and which does not include any of the 2006 drilling completed by us.

Significant results were also returned from the B Zone and Area 1 targets with the best results from the B Zone returning 7.56 meters grading 0.269% U3O8 and from the Area 1 target, of 11.02 meters grading 0.78% U3O8. All zones of mineralization reported to date are open for extension and will be tested by additional drilling in 2007.

We plan to continue drilling in 2006 with a focus on the Upper C Zone and a property wide total of 20,000 meters of drilling in all areas tested.

Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims. The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits. (Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8.) The Otter and Portage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity. Geological mapping, rock sampling and diamond drilling is proposed for 2007.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years 2006, 2005 and 2004 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 13 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report. Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily base and precious metals). We do not have any producing mineral properties at this time and, accordingly, have had no revenues during the past five fiscal years. Our business is primarily focused on the exploration and evaluation of various mineral deposits in the Provinces of Newfoundland and Labrador, Canada.

Critical Accounting Policies

Our accounting policies are described in Note 2 of the financial statements for the year ended April 30, 2006. We consider the following policies to be most critical in understanding our financial results:

Use of Estimates

Our management is required to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Mineral Properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-Based Compensation

We have an employee stock option plan. We recognize an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after

December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).” We are currently assessing the impact of FAS 146 and EIC Abstract 135 on our financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. We do not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board has published a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. We do not have any interests in variable interest entities, under this standard.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2006, 2005 and 2004.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

5.A. Operating Results

Results of Operations for the year ended April 30, 2006 compared to the year ended April 30, 2005

For fiscal 2006, we incurred a net loss of $2,175,473 (loss per share - $0.05) compared to a net loss of $645,386 (loss per share - $0.03) for fiscal 2005. The loss is comprised of general and administrative expenses of $2,410,229 in fiscal 2006 compared to $1,243,921 in fiscal 2005, and property write-offs of $1,518,429 in fiscal 2006 compared to $188,988 in fiscal 2005. The net loss was offset by management and interest income of $245,065 in fiscal 2006 compared to $32,803 in fiscal 2005 and future income tax recoveries of $1,508,120 in fiscal 2006 compared to $754,720 in fiscal 2005.

In fiscal 2006 compared to fiscal 2005, we increased our exploration, corporate and financing activities such as exploring new properties such as the Moran Lake Property, hiring and appointing new officers, directors and contractors. The additional administration, accounting and management time was required as we became more active. As a result, our operating expenses increased by $1,166,308 in fiscal 2006 compared to fiscal 2005. The major expense categories were stock-based compensation of $682,213 in fiscal 2006 compared to $316,521 in fiscal 2005; consulting fees of $244,534 in fiscal 2006 compared to $182,227 in fiscal 2005; directors fees of $63,000 in fiscal 2006 compared to $5,000 in fiscal 2005; management fees of $225,000 in fiscal 2006 compared to $158,931 in fiscal 2005; legal fees of $100,700 in fiscal 2006 compared to $79,300 in fiscal 2005; property investigations of $93,467 in fiscal 2006 compared to $28,776 in fiscal 2005; travel expenses of $165,538 in fiscal 2006 compared to $60,623 in fiscal 2005; and office and miscellaneous expenses of $339,703 in fiscal 2006 compared to $120,993 in fiscal 2005.

Results of Operations for the year ended April 30, 2005 compared to the year ended April 30, 2004

For fiscal 2005, we incurred a net loss of $645,386 ($0.03 per share) compared to a net loss of $951,291 ($0.09 per share) for fiscal 2004. We had no operating revenue during fiscal 2005 and 2004. Interest income of $20,803 and management income of $12,000 were recorded during fiscal 2005. There was no interest or management income during fiscal 2004. Our operating expenses for fiscal 2005 were $1,243,921 compared to $951,291 for fiscal 2004. During fiscal 2005, we wrote off two mineral properties totaling $188,988 compared to no write offs for fiscal 2004. Due to a change in our accounting policy regarding the flow through expenditures renunciation, we recorded $754,720 future income tax recovery in fiscal 2005.

Increased financing and property acquisition activities were the main cause of increasing general and administrative expenses. In fiscal 2005, consulting fees were $182,227 compared to $57,062 in fiscal 2004; management fees were $158,931 in fiscal 2005 compared to $90,833 in fiscal 2004; investor relations services were $120,880 in fiscal 2005 compared to $95,842 in fiscal 2004; interest and financing was $1,610 in fiscal 2005 compared to $85,975 in fiscal 2004; office and miscellaneous expenses, including rent, were $147,480 in fiscal 2005 compared to $32,584 in fiscal 2004; legal fees were $79,300 in fiscal 2005 compared to $149,136 in fiscal 2004; accounting services were $83,536 in fiscal 2005 compared to $28,972 in fiscal 2004; transfer agent and filing fees were $58,292 in fiscal 2005 compared to $33,337 in fiscal 2004; travel was $60,623 in fiscal 2005 compared to $22,599 in fiscal 2004; and stock-based compensation expenses were $316,521 in fiscal 2005 compared to $353,887 in fiscal 2004. The increase in stock-based compensation is due to the issuance of stock options during fiscal years 2005 and 2004 accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model. During fiscal 2005, we increased our corporate and financing activities and other legal matters such as acquiring new properties, hiring and appointing new officers, directors and new contractors. The additional administration, accounting and management time was required as we became more active.

Exploration Expenditures

During fiscal 2006 and fiscal 2005, we incurred the following expenditures on exploration of properties as follows:

	April 30 2006	January 31 2006	October 31 2005	July 31 2005	April 30 2005	January 31 2005	October 31 2004	July 31 2004
Glenwood Break	—	—	$(892,998)	$107,836	$93,374	$29,686	$126,397	$98,894
Wings Point-Titan	—	—	(408,234)	15,825	93,338	(49,679)	42,109	136,101
South Golden Promise	$62,427	89,472	190,921	144,912	68,344	55,352	87,706	84,303
North Paul’s Pond Gold	—	—	—	—	(102,169)	19,951	28,053	27,165
DJ Gold Property	—	—	—	—	(43,801)	—	275	1,002
Moran Lake	781,868	701,278	680,903	50,066	388,558	141,023	68,919	—
Beigou Gold	—	(217,550)	21,562	24,544	94,536	29,007	47,901	—
Otter/Portage Lake	(2,400)	72,800	—	—	—	—	—	—
Sinbad Claims	8,597	4,125	—	—	—	—	—	—
General	—	—	—	—	38	(1,735)	(8,498)	10,195
Total	$850,492	$650,125	$(407,846)	343,183	$592,219	$223,605	$392,862	$357,660

During fiscal 2006, we spent a total of $2,954,385 on our properties (including $317,000 acquisition costs paid by the issuance of 400,000 common shares and $390,368 in grant assistance received) compared to $1,755,334 (including 940,000 common shares at a value of $245,000 for property acquisition) incurred during fiscal 2005. During fiscal 2006, we had property write-offs totaling $1,518,429 compared to $188,988 during fiscal 2005.

During the second quarter of 2006, we elected to terminate our options in the Glenwood Break property and the Wings Point-Titan property and consequently, mineral property costs of $884,096 and $374,522 were written-off. In addition, during the second quarter of 2006, we received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for the second quarter in fiscal 2006 shown in the table above.

During the fourth quarter of fiscal 2005, we elected to terminate our options in North Paul’s Pond Gold property and DJ Gold property and consequently, mineral properties costs of $109,878 and $79,148 were written-off in fiscal 2005, resulting in a negative $102,169 and $43,801 in exploration expenditures for the fourth quarter in fiscal 2005 shown in the table above. Expenditures of $63,775 related to North Paul’s Pond Gold property was also written off in the first quarter of 2006.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 we decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006.

During the third quarter of 2005, we received $59,568 of exploration grant assistance from the government for the Wings Point-Titan property, resulting in a negative $49,679 in exploration expenditures. In the third quarter of 2004, we received similar grant assistance from the government for the South Golden Promise property, resulting in a negative $43,929 in exploration expenditures.

5.B. Liquidity and Capital Resources

Liquidity – April 30, 2006, April 30, 2005 and April 30, 2004

We had cash on hand of $13,947,976, $4,746,707 and $514,016 as of April 30, 2006, 2005 and 2004, respectively. Our working capital was $14,093,821, $4,512,628 and $436,878 as of April 30, 2006, 2005 and 2004, respectively.

Our major source of financing is from the sale of Common Shares, the exercise of stock options and warrants, if any. We have sufficient funds to meet our working capital requirements and property maintenance costs and to carry out some exploration of our mineral properties for the next 12 months. During that period the amount of funds available for exploration of our mineral properties and acquisition of additional mineral properties are dependent on whether and how much we can raise in additional equity financing.

Financings – Fiscal 2006

On November 3, 2005, we closed a brokered private placement with Pacific International Securities (the “Agent”), which consists of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit is comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one non-flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007.

The Agent was entitled to a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005.

Financings – Fiscal 2005

During the year ended April 30, 2005, we completed five financings:

On May 31, 2004, we completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds and 326,400 broker’s warrants exercisable into common shares at $0.25 per share for a period of 12 months. The broker’s warrants were all exercised during the year ended April 30, 2005 and provided us with another $81,600. Share issue costs of $138,896 were incurred in relation to this private placement.

On November 26, 2004, we completed a non-brokered private placement of 1,525,000 units at a price of $0.25 per unit for gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. As of April 30, 2005, 20,000 warrants associated with this private placement were exercised. Share issue costs of $1,410 were incurred in relation to this private placement.

On December 14, 2004, we completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit, for gross proceeds of $1,100,000. Each unit is comprised of one flow-through common share and one half of one non-transferable share purchase warrant. Each whole warrant is exercisable until December 14, 2005, and entitles the holder to purchase one common share at a price of $0.50 per share. We paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant with the same terms. Share issue costs of $81,385 were incurred in relation to this private placement.

On January 11, 2005, we completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price our shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that we provide written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement.

On March 15, 2005, we completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.75 per share until March 15, 2007. We paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totalling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Share issue costs of $273,561 were incurred in relation to this private placement. In addition, 562,222 compensation options were issued to the broker in connection with this private placement. Each compensation option is exercisable into a unit at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant with the same terms.

Financings – Fiscal 2004

During the year ended April 30, 2004, we completed the following financings:

In September 2003, we completed a private placement of 3,000,000 Units at a price of $0.25 per Unit, of which 2,000,000 Units were flow-through Units, for aggregate gross proceeds of $750,000. Each flow-through Unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through Unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Wolverton Securities Inc. received a cash commission of 9.5% of the gross proceeds of the private placement and 200,000 shares in payment of the corporate finance fee.

In November 2003 we completed a private placement of 200,000 Units at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. The warrants were exercisable for one year at a price of $0.35 per share and expired on November 5, 2004.

On December 22, 2003, we completed a private placement of 467,500 units at $0.30 per unit for total proceeds of $140,250. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until December 22, 2004 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day. We issued 46,750 warrants with the same terms to an agent in payment of the corporate finance fee.

On January 14, 2004, we completed a private placement of 25,000 units at $0.30 per unit for total proceeds of $7,500. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until January 14, 2005 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.

In March 2004, we completed a private placement of 2,078,000 Units at a price of $0.25 per Unit for aggregate gross proceeds of $519,500. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 22, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur. Canaccord Capital Corporation received a cash finder’s fee of 10% of the aggregate gross proceeds, 320,000 agent’s warrants exercisable into Units at a price of $0.35 per Unit until March 22 2005. In addition, Canaccord was issued 20,000 Corporate Finance Units at a price of $0.25 per Unit, each comprising of one share and one share purchase warrant, with one warrant to purchase an additional share until March 22, 2005 for a purchase price of $0.35.

In March 2004 we completed a private placement of 1,010,000 Units, at a price of $0.25 per Unit for aggregate gross proceeds of $252,000. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 24, 2005. Bolder Investment Partners Ltd. acted as finder in respect of 800,000 Units and received a cash finder’s fee equal of $16,000. We also agreed to grant to Bolder finder’s warrants entitling Bolder to acquire 80,000 Units.

Capital Resources

Our authorized capital consists of unlimited number of common shares without par value. At April 30, 2006, we had 58,356,045 issued and outstanding common shares compared to 37,610,540 at April 30, 2005, and at October 13, 2006, we had 60,688,047 issued and outstanding common shares.

We adopted a formal written stock option plan on July 26, 2004. Under this plan, we may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years. The Stock Option Plan was approved by the TSX Venture Exchange on September 21, 2004. On February 10, 2006 we amended its Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect our increased issued and outstanding capital.

During the year ended April 30, 2006, 2,363,874 stock options were exercised, 393,750 stock options were cancelled or expired and 4,347,750 stock options were granted. As at April 30, 2006 the Company had 6,364,748 (of which 2,637,248 were exercisable) stock options outstanding at exercise prices ranging from $0.23 per share to $1.32 per share with expiry dates ranging from November 1, 2006 to April 24, 2011. Subsequent to April 30, 2006, 200,000 stock options at an exercise price of $0.23 per share, 252,500 stock options at an exercise price of $0.25 per share, 10,000 at an exercise price of $0.28 per share, 105,000 at an exercises price of $0.45 per share, 20,000 at an exercise price of $0.58 per share, 11,875 at an exercise price of $0.85 per share, and 25,000 at an exercise prices of $1.00 per share were exercised for total proceeds of $205,869. If exercised, the remaining 7,740,373 stock options would increase the Company’s available cash by $6,724,614.

As at April 30, 2006, we had 9,240,951 warrants outstanding ranging from an exercise price of $0.75 per share to $1.75 per share with expiry dates ranging from March 15, 2007 to November 3, 2007. Subsequent to April 30, 2006, 62,500 warrants at an exercise price of $1.25 per share were returned to treasury for total value of $78,125, 294,444 warrants at an exercise price of $0.75 per share were exercised for total proceeds of $220,833, and 50,000 warrants at an exercise price of $1.25 per share were exercised for total proceeds of $62,500. If exercised, the remaining 8,959,007 warrants would increase our available cash by $11,029,496.

Contributed surplus was $1,188,003 as at April 30, 2006 (April 30, 2005 - $606,495). The increase of $581,508 represents $1,335,620 of the fair value of the options released in the year ended April 30, 2006 less $754,112 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

5.C. Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and do not engage in conventional research and development. We have not incurred research and development expenses or adopted research on development policies within the last three fiscal years.

5.D. Trend Information.

We are a mineral exploration company. Consequently, there is no production, sales, or inventory in the conventional sense. Our financial success will be dependent upon the extent to which we can discover mineralization and the economic viability of developing such properties. Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. We have no mineral reserves and to date have not produced any revenues. The sales value of any mineralization discovered by us is largely dependent upon factors beyond our control such as the market value of the metals produced.

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

The major factors that caused significant variations in net loss were the recording of stock based compensation when stock options were granted and the write-down of properties based on a periodic review of such properties, both of which have no identifiable trend.

5.E. Off-Balance Sheet Arrangements.

Not applicable

5.F. Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$57,829	$23488	$26,429	$7,912	—
Operating Lease Obligations	291,902	83,353	123,524	85,025	—

Total	$349,731	$106,841	$149,953	$92,937	—

5.G. Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate. The words “believe,” “expect,” “anticipate,” “intends,” “forecast,” “project,” and similar expressions identify forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, our planned exploration programs may not result in profitable commercial mining operations, mining operations generally involve a high degree of risk, we rely on a limited number of properties, and the other factors described in Item 3.D. Risk Factors in this Annual Report. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name	Age	Position
Mark J. Morabito	40	President and CEO Director

C. Stewart Wallis (1) (2)	62	Director

Jay Sujir (2)	48	Director

David Ying Tat Lee (2)	57	Director

Geir L. Liland (1)	57	Director Chief Financial Officer

Ian B. Smith (1)	61	Director

Timothy D.L. Froude	45	Sr. Vice President, Exploration

Julie L. Bolden	42	VP Corporate Affairs and Corporate Secretary

Gregory R. Davis	40	VP Business Development

Dean Nawata	45	Investor Relations, Corporate Development

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

We are an exploration stage junior exploration company. As such, we have historically operated without full-time employees and our corporate functions were primarily administered through private consulting companies owned by our current senior management. Our needs will be dependent upon our level of exploration programs and financial condition. As of April 1, 2006, we entered into employment agreements with Messrs. Davis and Nawata, as of May 1, 2006, we entered into employment agreements with Mr. Morabito and Froude and as of July 1, 2006, we entered into an employment agreement with Ms. Bolden. See Item 6.B. Compensation – Employment Agreements.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998. Mr. Morabito devotes 95% of his time during a typical work week to our business. He is also currently the CEO and a Director of Target. Target currently trades on the TSX Venture Exchange under the symbol “TEM”.

Target is not engaged, and does not plan to be engaged, in mining exploration in the same geographical areas as us, nor do we plan to pursue mining and exploration opportunities in areas in which Target operates. Mr. Morabito owns 4.48% of the issued and outstanding shares of Target. We have no formal measures in place to prevent a conflict of interest and independent directors are required to approve any transactions we complete with Target. All transactions with Target are disclosed as related party transactions and reviewed. We believe the transactions we have completed with Target have been fair to us and to our disinterested shareholders. Target pays us a monthly fee for shared office space and administrative costs.

Mr. Morabito is also the President and CEO of a private company called Tankless Water Heater Company of Canada, which is operated by Mediawave Communication Corp. From 2000 to 2003 he was the General Counsel and Vice President of Corporate Affairs for Leisure Canada Inc. From 1995 to 2000 he was an Associate Lawyer for Owen Bird, Barristers and Solicitors in Vancouver, British Columbia and for Anfield Sujir Kennedy & Durno, Barristers and Solicitors also located in Vancouver, British Columbia. He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

C. Stewart Wallis has been a member of our Board of Directors since 2003 and is also a director of Starburst Exploration and Mining Inc. He was the Managing Director of Sundance Ventures, a private entity owned and controlled by him, from 1994 until 2000, at which time he joined Pincock, Allen & Holt Ltd. He was Principal Geologist in Vancouver with that company until he rejoined Sundance Ventures in 2002. Sundance Ventures provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world. Mr. Wallis has been the General Manager, Vancouver office, for Roscoe Postle Associates Inc. from 2003 to October 2006. He is currently consulting for a number of clients in the mining industry through Sundance Ventures. He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada. His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir has been a member of our Board of Directors since 2003 and is a current director of AMI Resources Inc., bcMetals Corp., Escape Group Inc., Imperial PlasTech Inc., KPS Ventures Ltd., Midasco Gold Corp., Target, UFM Ventures Ltd. and Yamiri Energy and Gold Inc. Mr. Sujir is also the Chairman of bcMetals Corp. He is a securities and natural resource lawyer who has experience with advising and assisting public companies. He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from the University of Victoria in 1985. He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

David Ying Tat Lee has been a member of our Board of Directors since 2004 and is a Director of DMR Financial Corporation, which is a private company. He received his Bachelor of Arts Degree from Occidental College in Los Angeles and his Master of Arts Degree from California State University. He has operated his own consulting firm since 1999. His services include sourcing manufacturing facilities and merchandise from China, training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organizations.

Geir L. Liland joined our Board of Directors in June 2005 and has been our Chief Financial Officer since May 2, 2006. He is currently a Director for Uranium North Resources Corp., Global Financial Group, Inc., Target, Pacific Imperial Mines Inc., Holcot Capital Corp. and HSF Capital Corporation. He was the Vice President, Corporate Finance for the TSX Venture Exchange from 1999 until 2002 and since that time he has been a consultant to companies listed on Canadian stock exchanges. He received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, British Columbia. From 1978 until 1982 he studied accounting, auditing and taxation at the Chartered Accountants Institute of British Columbia.

Ian B. Smith joined our Board of Directors on September 21, 2006. Mr. Smith is a Director, President, Chief Executive Officer, and Chief Operating Officer of bcMetals. Mr. Smith has over 40 years experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries. He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of ‘MRDI’ which became one of the largest and most successful mining consultancies in North America.

Timothy D.L. Froude has been our Senior Vice President, Exploration since March 2005. Mr. Froude devotes 100% of his time during a typical work week to our business. From 2000 until 2003 he was Vice President,

Exploration for Cornerstone Resources Ltd., an unrelated public company based in the province of Newfoundland and Labrador. He is a graduate of Memorial University of Newfoundland (1988) where he received a Bachelor of Science (Geology) Degree. He is an Associate Fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of Newfoundland.

Julie L. Bolden has been our Vice President Corporate Affairs and Corporate Secretary since August 28, 2006. Ms. Bolden also serves as the vice president corporate affairs and corporate secretary of Target. She devotes 95% of her time during a typical work week to our business. She received a Legal Assistant Certificate from Capilano College in May 1997. During the period from May 1987 until July 2006, Ms. Bolden worked as a paralegal at a number of Vancouver law firms and at a group of public companies.

Gregory R. Davis was our Manager of Investor Relations from March 1, 2005 until his appointment on September 21, 2006 as Vice President Business Development. He completed a Mining and Engineering Technology Diploma Program in 1996 at the British Colombia Institute of Technology while employed as a Geological Technician for Canamera Geological Ltd. Mr. Davis was employed by Meridian Geoscience Ltd. and performed Promotional and Geological duties until 2003. Recently he worked for Nevsun Resources Ltd. as a Project Manager and Senior Geological Technician on site and was involved in corporate matters relating to Investor Relations.

Dean Nawata has been in Investor Relations/Corporate Development for our Company since September 19, 2005. Mr. Nawata has numerous Canadian Securities Certifications and over 8 years of public company experience as a stock broker with Nesbitt Burns, Research Capital and most recently, Raymond James (formerly Goepel McDermid). During these years, he focused on the junior mining and oil and gas sectors involving various projects in Canada, the U.S., China and the former Soviet Republics.

No Director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2006, for our directors and executive officers.

	Annual Compensation					Long Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)		Securities Under Options/SARs Granted (#)		Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen- sation (CDN$)
Mark J. Morabito President, CEO and Director	2006	N/A	75,000	150,000	(1)	400,000	(4)	N/A	N/A	N/A
Mark T. Brown, Chief Financial Officer	2006	N/A	N/A	58,529	(2)	150,000	(4)	N/A	N/A	N/A
Timothy D.L. Froude Senior VP, Exploration	2006	N/A	N/A	98,700		100,000	(4)	N/A	N/A	N/A
Stewart Wallis, Director	2006	N/A	N/A	12,000	(5)	100,000	(4)	N/A	N/A	N/A
Jay Sujir Director	2006	N/A	N/A	12,000	(6)	100,000	(4)	N/A	N/A	N/A
David Y.T. Lee Director	2006	N/A	N/A	12,000	(3)	100,000	(4)	N/A	N/A	N/A
Gier Liland Director	2006	N/A	N/A	10,000	(3)	100,000	(4)	N/A	N/A	N/A
Robert Weicker Director (7)	2006	N/A	N/A	12,000	(3)	100,000	(4)	N/A	N/A	N/A

(1)	Mr. Morabito’s annual compensation was paid to a private company owned and controlled by him.
(2)	Mr. Brown’s annual compensation was paid to a private company owned and controlled by him. As of May 2, 2006, Mr. Brown ceased serving as our Chief Financial Officer.
(3)	Director’s fees paid to non-executive directors.
(4)	Stock Options granted January 18, 2006, with an exercise price of $1.00 per share and an expiration date of January 18, 2011.
(5)	Includes $12,000 directors’ fees paid to non-executive directors, but excludes $40,701 of geological consulting fees to Roscoe Postle Associates Inc., a company for which Stewart Wallis is an employee.
(6)	Includes $12,000 directors’ fees paid to non-executive directors, but excludes $70,907 of legal fees paid to Anfield Sujir Kennedy & Durno Barristers & Solicitors, a limited liability partnership of which Jay Sujir is a partner, of which $63,228 are included in share issuance costs.
(7)	Mr. Weicker ceased to be a director of the Company on September 21, 2006.

During the fiscal year ended April 30, 2006, a total of 1,250,000 stock options were granted to our directors and executive officers as follows.

Name of Director or Executive Officer	% of Total Options Granted as of year ended Apr 30, 2006	Number Of Options Granted	Date of Grant	Exercise Price per Share ($)	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)
Geir Liland	3.27	100,000	Jun. 14, 2005	0.45	Jun. 14, 2010	0.38
	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
Mark T. Brown (1)	4.91	150,000	Dec. 2, 2005	0.72	Dec. 2, 2010	0.93
Timothy Froude	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
David Y.T. Lee	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
Mark J. Morabito	13.11	400,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
Jay Sujir	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
Stewart Wallis	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93
Robert Weicker (2)	3.27	100,000	Jan. 18, 2006	1.00	Jan. 18, 2011	0.93

(1)	Mark Brown ceased to be an officer of the Company on May 2, 2006.
(2)	Mr. Weicker ceased to be a director of the Company on September 21, 2006.

The following table gives certain information concerning stock option exercises during the year ended April 30, 2006 by our executive officers and directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Executive Officers/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Mark Morabito	N/A	N/A	450,000 /550,000	$469,500 / $280,500
Robert Weicker	75,000	$42,750	125,000 /150,000	$128,750 / $81,500
Stewart Wallis	N/A	N/A	200,000 /150,000	$212,000 / $81,500
Jay Sujir	100,000	$90,000	100,000 /150,000	$101,000 / $81,500
David Ying Tat Lee	100,000	$74,000	100,000 /150,000	$101,000 / $81,500
Geir Liland	N/A	N/A	25,000 / 175,000	$22,750 / $104,250
Timothy Froude	18,750	$15,563	137,500 / 200,000	$132,625 / $127,000
Mark Brown	N/A	N/A	100,000 / 150,000	$111,000 /$96,000

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Due to the onerous amount of work associated with currently applicable securities legislation and ongoing compliance requirements, we have instituted a modest compensation plan for the non management members of the Board of Directors, which commenced May 1, 2005. Under the compensation plan every director receives a monthly fee of $1,000. Directors’ fees may be deferred as appropriate based on our financial condition. We do not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options. Our directors did not receive any other compensation for their services as a director, including committee participation and/or special assignments.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our Amended Stock Option Plan dated January 5, 2006. Under the Amended Stock Option Plan, we may grant stock options to purchase up to a maximum of 11,308,528 Common Shares. During the fiscal year ended April 30, 2006, we granted stock options to purchase an aggregate of 3,050,000 Common Shares. During the year, stock options to purchase an aggregate of 1,075,000 Common Shares were exercised and stock options to purchase an aggregate of 481,250 Common Shares were cancelled.

Employment Agreements

We have entered into employment agreements with Messrs. Morabito, Froude, Davis and Nawata and Ms. Bolden. Pursuant to the Agreements, the Company has agreed to pay a salary of $200,000 to Mr. Morabito, $100,000 to Mr. Froude, $80,000 to Mr. Davis, $75,000 to Mr. Nawata and $85,000 to Ms. Bolden. In addition, Messrs. Morabito and Froude are eligible for bonuses in amounts not to exceed $200,000 and $50,000, respectively. The bonuses are to be paid in cash quarterly and the amounts will be determined in the discretion of the Company’s compensation committee. Messrs. Davis and Nawata and Ms. Bolden are also eligible for bonuses in amounts not to exceed $10,000, $5,000 and $25,000, respectively. These bonuses will be paid in cash annually and the amounts will be determined in the Company’s discretion.

The agreements with Messrs. Morabito and Froude and Ms. Bolden provide that they shall be provided with employee benefits comparable to those provided by the Company from time to time to other senior executives of the Company generally. The agreements with Messrs. Morabito and Froude and Ms. Bolden provide for a grant of options to purchase 1,000,000, 100,000 and 200,000 Common Shares, respectively, upon execution of the agreement and options to purchase 500,000, 100,000 and 100,000 Common Shares, respectively, on the first anniversary of the date of the initial grant and each anniversary thereafter. The initial options have an exercise price of $1.32 per Common Share and the annual options shall have an exercise price at the market price on the date they are granted. Mr. Morabito’s right to receive annual option grants is subject to the requirement that the aggregate number of incentive stock options held by Mr. Morabito at any given time not exceed 5% of the number of issued and outstanding Common Shares of the Company at such time.

The employment agreements require the Company to pay severance to Messrs. Morabito and Froude and Ms. Bolden if it terminates their respective employment other than for “just cause” (as defined in the agreements) or if the respective employee resigns for “good reason” (as defined in the agreements). The severance payments will consist of either 24 months notice of termination or a lump sum payment equal to two times the employee’s annual salary, at the employee’s option, and continued participation in the annual option grants and benefit plans until the earliest of the expiration of the 24 month notice period and the death of the employee. Messrs. Davis and Nawata, upon termination without cause, would be entitled to two weeks’ notice or pay in lieu of notice equal to two weeks of base salary, or any combination thereof, plus an additional two weeks’ written notice or pay in lieu of notice for each completed year of service, provided that the total amount of notice or pay in lieu of notice or combination thereof does not exceed 18 weeks.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2006 to provide pension, retirement or similar benefits for directors or senior management.

We did not have any plans or arrangements in respect of remuneration received or that may be received by our executive officers in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation would exceed US$60,000 per person.

6.C. Board Practices

The Board of Directors presently consists of six directors, all of whom were elected at the annual general meeting of the shareholders of the Company, held on September 21, 2006. Robert Weicker did not stand for re-election as a director at the September 21, 2006 stockholders meeting and Ian B. Smith was elected as a director. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors. Mr. Morabito has served as a director of the Company since November 1998; Mr. Wallis has served as a director of the Company since June 19, 2003; Mr. Sujir has served as a director of the Company since February 19, 2003; Mr. Lee has served as a director of the Company since February 17, 2004; and Mr. Liland has served as a director of the Company since June 22, 2005.

Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors. The current members of our Audit Committee are: Geir Liland, Stewart Wallis and Ian Smith.

We have established a Compensation Committee, which currently consists of Stewart Wallis, Jay Sujir and David Lee. The mandate established for the Compensation Committee is for the purposes of:

1.	considering appropriate levels of compensation for the directors and officers and making recommendations to the Board as to the remuneration and other compensation to be provided to the directors, the president and the other officers of the Company;

2.	reviewing personnel policies and benefit plans available to employees and making recommendations to the Board of Directors; and

3.	carrying out periodic performance assessments of the President.

6.D. Employees

As of April 30, 2006, we had 11 full-time employees.

6.E. Share Ownership

The following table presents the number Common Shares and percent of the Common Shares outstanding held by those persons listed in Item 6.B Compensation above as of October 26, 2006. The Common Shares possess identical voting rights.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	920,258	1.51
Timothy D.L. Froude	77,500	(1)
C. Stewart Wallis	30,800	(1)
Jay Sujir	—	—
David Y.T. Lee	25,000	(1)
Geir Liland	—	—

(1)	Less than one percent.

The following table presents the stock options granted to the aforementioned persons and unexercised as of October 26, 2006. The stock options are for Common Shares.

Name	Date of Grant	Number of Underlying Common Shares	Exercise Price	Expiration Date
Mark J. Morabito	May 1, 2006	1,000,000	$1.32	May 1, 2011
	Jan. 18, 2006	400,000	1.00	Jan. 18, 2011
	Feb. 18, 2003	300,000	0.25	Feb. 18, 2008
	Feb. 4, 2005	300,000	0.45	Feb. 4, 2010
Timothy D.L. Froude	Mar. 8, 2004	37,500	0.25	Mar. 8, 2009
	Feb. 4, 2005	200,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
	May 24, 2006	100,000	1.32	May 24, 2011
C. Stewart Wallis	Jun. 19, 2003	25,000	0.25	Jun. 19, 2008
	Jan. 21, 2004	75,000	0.25	Jan. 21, 2009
	Feb. 4, 2005	100,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
Jay Sujir	Feb. 18, 2003	50,000	0.25	Feb. 18, 2008
	Feb. 4, 2005	100,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
David Y.T Lee	Feb. 17, 2004	50,000	0.25	Feb. 17, 2009
	Feb. 4, 2005	100,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
Geir Liland	Jun. 14, 2005	100,000	0.45	Jun. 14, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
	May 24, 2006	150,000	1.32	May 24, 2011

We do not have any arrangements for involving the employees in the capital of the Company. We do not have a share purchase plan, dividend reinvestment plan for our directors, officers and employees. However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our amended stock option plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

To the knowledge of management, other than the entities listed below, no person beneficially owns 5% or more of our issued and outstanding Common Shares:

Name	Number of Common Shares		Percentage(1)
David W. Tice & Associates, LLC	4,901,200	(2)	8.08%
John Burbank	5,432,500	(3)	8.95

(1)	Based on 60,688,047 Common Shares outstanding as of October 13, 2006.
(2)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2006, by David W. Tice & Associates, LLC and Prudent Bear Funds, Inc.
(3)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006 (and apparently refiled on February 15, 2006), by Passport Master Fund, LP, Passport Master Fund II, LP, Passport Holdings, LLC, Passport Management, LLC, Passport Capital, LLC and John Burbank.

Based on a Schedule 13G filed with the Securities and Exchange Commission on March 10, 2006, Goodman & Company as investment counsel and portfolio manager to various mutual funds and other clients, reported that it beneficially owned 6,607,400 Common Shares, including 1,087,500 common shares underlying warrants. An amendment to that Schedule 13G filed by Goodman & Company on September 11, 2006 reported that it had sold 3,955,000 Common Shares.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by our major shareholders.

On October 13, 2006, we had 60,688,047 common shares issued and outstanding to approximately 304 shareholders of record. We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of its outstanding common stock is held in broker “street names” for the benefit of individual investors or other nominees. Management believes that there are 64 stockholders of record that are U.S. persons, who own an aggregate of approximately 5.4% of our outstanding Common Shares. In addition to these record holders there may be more U.S. persons holding our Common Shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person. There are no arrangements that would result in a change of control of the Company.

7.B. Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2006 and the period from May 1, 2006 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	We had an oral agreement with MJM Consulting, a private consulting company owned and controlled by Mark Morabito. Pursuant to this agreement MJM Consulting provided management services, including the services of Mr. Morabito, for which we paid MJM Consulting fees billed on an hourly basis. We paid management fees directly to MJM Consulting in the amount of $225,000 for Fiscal 2006. There have not been any payments to MJM Consulting since April 30, 2006. As of May 1, 2006, we terminated our agreement with MJM Consulting and hired Mr. Morabito as our President and Chief Executive Officer.

2.	We had an oral agreement with Pacific Opportunity, a private company owned and controlled by Mark Brown, our former Chief Financial Officer and his family. Pursuant to this agreement, Pacific Opportunity provided services, including the services of Mr. Brown, handling our day-to-day accounting, payments and financial reporting. All fees incurred for Mr. Brown’s services were paid directly to Pacific Opportunity. We paid fees to Pacific Opportunity in the amount of $58,529 for Fiscal 2006. There have not been any payments to Pacific Opportunity since April 30, 2006. As of May 2, 2006, we terminated this agreement with Pacific Opportunity.

3.	We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters. One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $70,907 for Fiscal 2006. Fees of $25,881 have been paid to Anfield Sujir Kennedy & Durno since April 30, 2006 through the date of this annual report. We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

4.	On May 2, 2006, we engaged the services of Geir Liland to provide services ordinarily provided by a chief financial officer. We paid fees of $20,000 to Mr. Liland from May 2, 2006 to the date of this annual report.

5.	Until May 1, 2006, we paid Mr. Froude’s private consulting company management fees of $350 per day. As of May 1, 2006, we hired Mr. Froude as our Senior Vice President, Exploration.

6.	Until May 1, 2006, we paid Ms. Cole’s private consulting company management fees of $4,583 per month. As of May 1, 2006, we hired Ms. Cole as our Corporate Secretary. Ms. Cole’s employment with the Company terminated on August 24, 2006, and she was paid a severance payment of $4,583.

7.	Until May 1, 2006, we paid Mr. Davis’ private consulting company management fees of $5,000 per month. As of May 1, 2006, we hired Mr. Davis as our Manager of Corporate Development.

8.	Until May 1, 2006, we paid Mr. Nawata’s private consulting company management fees of $6,250 per month. As of May 1, 2006, we hired Mr. Nawata as our Manager of Investor Relations.

9.	From May 1, 2006 to the date of this annual report we received $11,000, and during the year ended April 30, 2006, we received $12,000 from Target, of which several of our officers and directors serve as officers and directors, as reimbursement for Target’s proportionate share of expenses incurred by the Company relating to accounting services and rent. As of the date of this annual report, no amount is owed from this party.

7.C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited financial statements for the fiscal years ended April 30, 2006, April 30, 2005 and April 30, 2004 included under Item 17 of this annual report.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock. We do not currently expect to pay cash dividends in the foreseeable future as we anticipate that all available funds will be invested to finance the growth of our business. The Board of Directors will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.

Legal/Arbitration Proceedings

There are no material, active or pending, legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. There are no legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

8.B. Significant Changes

Since April 30, 2006, the date of our most recent financial statements, the following significant changes have occurred:

1. On May 1, 2006, we entered into an option agreement with Rubicon Minerals to earn a 60% interest in the Golden Promise project. The Golden Promise claims are contiguous with those of our South Golden Promise Property. In order to earn our interest, we must spend $4.0 million over four years (including $750,000 in the first year), issue shares totaling 80,000 (including 20,000 shares in the first year) and make underlying property payments.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High	Low
Month ended September 30, 2006	$2.03	$1.65
Month ended August 31, 2006	$1.92	$1.44
Month ended July 31, 2006	$1.54	$1.36
Month ended June 30, 2006	$1.47	$1.23
Month ended May 31, 2006	$1.69	$1.26
Month ended April 30, 2006	$1.70	$1.29

Fiscal quarter ended July 31, 2006	$1.61	$1.23
Fiscal quarter ended April 30, 2006	$1.80	$1.05
Fiscal quarter ended January 31, 2006	$1.40	$0.70
Fiscal quarter ended October 31, 2005	$0.96	$0.32
Fiscal quarter ended July 31, 2005	$0.59	$0.31
Fiscal quarter ended April 30, 2005	$0.92	$0.39
Fiscal quarter ended January 31, 2005	$0.44	$0.22
Fiscal quarter ended October 31, 2004	$0.22	$0.15
Fiscal quarter ended July 31, 2004	$0.24	$0.19

Fiscal year ended April 30, 2006	$1.80	$0.33
Fiscal year ended April 30, 2005	$0.92	$0.13
Fiscal year ended April 30, 2004	$0.33	$0.24
Fiscal year ended April 30, 2003	$0.15	$0.09
Fiscal year ended April 30, 2002	$0.11	$0.07

9.B. Plan of Distribution

Not applicable

9.C. Markets

Our Common Shares are listed on the TSX Venture Exchange under the trading symbol “CXX.” There are currently no restrictions on the transferability of these shares under Canadian securities laws.

9.D. Selling Shareholders

Not applicable

9.E. Dilution

Not applicable

9.F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable

10.B. Memorandum and Articles of Association

This information is incorporated by reference to the Company’s Form 20-F Registration Statement, “Item 10. Additional Information—Memorandum and Articles of Association” as filed on August 28, 2006.

10.C. Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.	Victoria Lake Property Agreement with Rubicon Minerals Corp. dated February 14, 2003 (included in this Form 20-F as Exhibit 4.1) and Amending Agreements (dated April 29, 2004 and November 16, 2004) (attached to this Form 20-F as Exhibits 4.2 and 4.3, respectively), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

2.	Amended and Restated Moran Lake Agreement dated March 1, 2005 with Lewis Murphy (included in this Form 20-F as Exhibit 4.4), which amends our original agreement with Lewis Murphy dated October 14, 2004. Under the terms of this agreement we have the option to earn a 90% interest in the Moran Lake Property subject to a 2% NSR.

3.	Amended and Restated Cooperative Joint Venture Contract for Mining Exploration dated April 18, 2005 with Liaoning Non-Ferrous Geological Bureau Exploration Institute (the “Bureau”) (included in this Form 20-F as Exhibit 4.5). In September 2004, we entered into a letter of intent with the Bureau in China for a formal Co-operative Joint Venture Contract of the Beigou Gold project. The Beigou project consists of three exploration licenses located in China. These exploration licenses are owned by the Bureau and would be transferred to a Joint Venture company to be formed with the Bureau. The joint venture was formalized on December 2, 2004. This original contract was amended and restated on April 18, 2005.

4.	Agency Agreement dated March 15, 2005 with Pacific International Securities Inc. (“Pacific International”) (included in this Form 20-F as Exhibit 4.11), pursuant to which Pacific International agreed to act as our agent to solicit offers to purchase up to 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant. As consideration for acting as our agent, we agreed to pay Pacific International a fee equal to 7% of the proceeds from the sales of the units

5.	Agency Agreement dated November 3, 2005 with Pacific International (included in this Form 20-F as Exhibit 4.12), pursuant to which Pacific International agreed to act as our agent to solicit offers to purchase up to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit and an over-allotment option allowing Pacific International to offer for sale an additional 3,750,000 Common Share Units. As consideration for acting as our agent, we agreed to pay Pacific a fee equal to 7% of the proceeds from the sales of the FT Unit and Common Share Units.

6.	Oral Agreement with Pacific Opportunity Capital Ltd., pursuant to which Pacific Opportunity provided services to us handling day-to-day accounting, payments and financial reporting. Pacific Opportunity provides these services and bills us on an hourly basis. It is through this oral agreement that Mr. Brown served in the capacity of Chief Financial Officer. All fees paid for Mr. Brown’s services were paid directly to Pacific Opportunity, which is controlled by Mr. Brown and his family. We paid fees of $58,529 and $58,414 to Pacific Opportunity during Fiscal 2006 and Fiscal 2005, respectively. This agreement was terminated on May 2, 2006.

7.	Oral Agreement with MJM Consulting pursuant to which we obtained the services of Mark Morabito. Mr. Morabito performed the services ordinarily provided by a president and chief executive officer. All fees paid for Mr. Morabito’s services were paid directly to MJM Consulting, which is owned by Mr. Morabito. We paid fees of $225,000 to MJM Consulting during Fiscal 2006. As of May 1, 2006, we terminated our arrangement with MJM Consulting and hired Mr. Morabito as our President and Chief Executive Officer.

8.	Oral Arrangement with Anfield Sujir Kennedy & Durno Barristers & Solicitors pursuant to which we receive legal services relating to securities matters. Our director, Jay Sujir, is a partner in Anfield Sujir Kennedy & Durno. The arrangement can be terminated at any time by either party without notice. We paid fees of $70,907 to Anfield Sujir Kennedy & Durno during Fiscal 2006.

9.	Private Consulting Agreement with Timothy D.L. Froude pursuant to which Mr. Froude performed the services ordinarily provided by a Senior Vice President, Exploration. We paid fees of $98,700 to Mr. Froude during Fiscal 2006. As of May 1, 2006, we terminated this agreement and hired Mr. Froude as our Senior President, Exploration.

10.	Employment Agreements with Messrs. Morabito, Froude, Davis and Nawata and Ms. Bolden. See Item 6. Directors, Senior Management, and Employees – Employment Agreements for a description of the terms of these agreements.

11.	Private Consulting Agreement with Yvonne Anne Cole pursuant to which Ms. Cole performed the services ordinarily provided by a Corporate Secretary. We paid fees of $47,500 to Ms. Cole during Fiscal 2006. As of April 1, 2006, we terminated this agreement and hired Ms. Cole as our Corporate Secretary. Ms. Cole’s employment was terminated on August 24, 2006.

12.	Private Consulting Agreement with Gregory R. Davis pursuant to which Mr. Davis performed investor relations services. We paid fees of $55,000 to Mr. Davis during Fiscal 2006. As of April 1, 2006, we terminated this agreement and hired Mr. Davis as our Manager of Corporate Development.

13.	Private Consulting Agreement with Dean Nawata pursuant to which Mr. Nawata performed investor relations and corporate development services. We paid fees of $29,550 to Mr. Nawata during Fiscal 2006. As of April 1, 2006, we terminated this agreement and hired Mr. Nawata as our Manager of Investor Relations.

14.	Golden Promise Property Agreement with Rubicon Minerals Corp., dated May 1, 2006 (included in this Form 20-F as Exhibit 4.23), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

15.	Oral agreement with Geir Liland. Effective May 2, 2006, Mr. Liland performs the services ordinarily provided by a chief financial officer and billed us $3,000 per month. On October 1, 2006, we entered into a written consulting agreement with Mr. Liland pursuant to which Mr. Liland will be paid $5,000 per month.

16.	On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company. The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings. In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Crosshair Exploration & Mining Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)	the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the American Jobs Creation Act of 2004 (the “2004 Tax Act”), signed into law on October 22, 2004. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is unclear. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”. For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation. Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

The Foreign Personnel Holding Company (“FPHC”) rules have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year ends with or with in the FPHC’s tax year. Prior to repeal, if at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares was owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who were citizens or residents of the U.S. and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from certain interest and dividends), we may have been a FPHC. In that event, U.S. Holders that hold common shares would have been required to include in gross income as a dividend for such year their allocable portions of such passive income to the extent we did not actually distribute such income. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

The rule relating to foreign investment companies have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year end with or within the corporation’s tax year. Prior to repeal, if 50% or more of the combined voting power or total value of our outstanding shares was held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we were found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interests therein, it is possible that we were a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended April 30, 2006.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). However, if the U.S. Holder makes for any tax year a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

10.F. Dividends and Paying Agents

Not applicable

10.G. Statement by Experts

Not applicable

10.H. Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia.

The Company is a reporting company under the Exchange Act and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the Securities and Exchange Commission, including exhibits and schedules filed with it, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the

Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. We incur certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. To-date, the Company has completed all of its equity financing in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

Interest Rate Sensitivity

We currently have no short term or long term debt requiring interest payments. As a result, we have not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past metal prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has not yet determined whether there is an “audit committee financial expert” as defined in Item 16.A. of Form 20-F, serving on its audit committee, but intends to review the qualifications of the members of the audit committee.

ITEM 16B. CODE OF ETHICS

The Company currently has a Code of Ethics before the Board of Directors for approval.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s board of directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2006. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as the Company’s principal accountant during the last fiscal year is set forth below. The Company’s Audit Committee pre-approved all of the following amounts billed to the Company prior to incurring the expenses associated therewith.

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of the Company’s annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits during the fiscal years ended April 30, 2006 and 2005 was $38,600 and $23,500, respectively.

Audit Related Fees

There were no aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements, other than amounts previously reported in this Item 16C during the fiscal years ended April 30, 2006 and 2005.

Tax Fees

The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal years ended April 30, 2006 and 2005 was $1,750 and $0, respectively.

All Other Fees

Other fees billed by our principal accountant during the fiscal years ended April 30, 2006 and 2005 amounted to $19,575 and $9,433, respectively, and included general review of certain company documentation, such as our Form 20-F registration filing, unrelated to auditing activities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Report dated July 7, 2006

Balance Sheet at April 30, 2006, 2005 and 2004

Statement of Operations and Deficit for the years ended April 30, 2006, 2005 and 2004

Statement of Cash Flows for the years ended April 30, 2006, 2005 and 2004

Notes to the Financial Statements for the years ended April 30, 2006, 2005 and 2004

ITEM 18. FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19. EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966.

1.2(1)	Memorandum dated August 31, 1966.

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967.

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975.

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994.

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994.

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999.

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004.

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004.

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004.

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005.

1.12(1)	New Articles - 2004.

2.1(1)	Specimen Common Share certificate.

2.2(1)	Sample of Warrant Terms and Conditions.

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property).

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property).

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property).

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp., dated May 1, 2006.

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.

4.6(1)	Amended and Restated Cooperative Joint Venture Contract for Mining Exploration between Liaoning Non-Ferrous Geological Bureau Exploration Institute and Crosshair Exploration and Mining Corp. dated May 25, 2005.

4.7	Stock Option Plan dated January 5, 2006.

4.8	Sample Stock Option Grant Agreement.

4.9	Agreement with Triassic Properties Limited regarding Otter and Portage Lake, dated December 2, 2005.

4.10(1)	Agency Agreement between Dundee Securities Corporation and Crosshair Exploration & Mining Corp. with respect to a private placement of 4,000,000 flow-through common shares at a price of $0.25 per flow-through share dated May 18, 2004.

4.11(1)	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant, dated March 15, 2005.

4.12(1)	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit, dated November 3, 2005.

4.13(1)	Subscription Agreement (CDN and Non-US subscribers) Sample.

4.14(1)	Subscription Agreement (Flow-through) Sample.

4.15(1)	Subscription Agreement (US) Sample.

4.16(1)	Consulting Agreement (Long Form) Sample.

4.17(1)	Consulting Agreement (Short Form) Sample.

4.18(2)	Employment Agreement with Mark J. Morabito dated May 1, 2006.

4.19(2)	Employment Agreement with Timothy D. L. Froude dated May 1, 2006.

4.20(2)	Employment Agreement with Gregory R. Davis dated April 1, 2006.

4.21(2)	Employment Agreement with Dean Nawata dated April 1, 2006.

4.22	Employment Agreement with Julie L. Bolden dated July 1, 2006.

4.23	Consulting Agreement with Geir L. Liland dated October 1, 2006.

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed July 21, 2006.

GLOSSARY OF GEOLOGICAL TERMS

The following is a glossary of certain geological terms used in this Form 20-F Annual Report:

Anomalous means having a geochemical or geophysical character which deviates from regularity.

Anticline means a fold with strata sloping downward on both sides from a common crest.

Archean means of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Argillite means rock that is made up of clay or silt particles, especially a hardened mudstone.

Basalt means a hard, dense, dark volcanic rock composed chiefly of plagioclase, pyroxene, and olivine, and often having a glassy appearance.

Breccia means fragmental rock whose components are angular and, therefore, as distinguished from conglomerates, are not water worn. May be sedimentary or formed by crushing or grinding along faults.

Carbonaceous means relating to or consisting of or yielding carbon.

Chert means variety of silica containing microcrystalline quartz.

Claim means the area that confers mineral exploration/exploitation rights to the registered (mineral/mining) holder under the laws of the governing jurisdiction.

Clastic means a sedimentary rock composed of fragments from pre-existing rock.

Conglomerate means a composite rock made up of particles of varying size.

Contiguous means adjacent.

Devonian means of or belonging to the geologic time, system of rocks, or sedimentary deposits of the fourth period of the Paleozoic Era.

Diamond Drill means a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

Dolomite means a magnesia-rich sedimentary rock resembling limestone.

Dolostone means a sedimentary rock composed primarily of dolomite, a mineral made up of calcium, magnesium, carbon, and oxygen.

Fault means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Foliation means the layered structure common to metamorphic rocks.

Fracture means breaks in rocks due to intensive folding or faulting.

Gabbro means a usually coarse-grained igneous rock composed chiefly of calcic plagioclase and pyroxene.

Galena means a soft blue-gray mineral; a major source of lead.

Geological means pertaining to geology, the study of the planet earth – the materials of which it is made, the processes that act on these materials, the products formed, and the history of the planet and its life forms since its origin.

Geochemical means the chemistry of the composition and alterations of the solid matter of the earth or a celestial body.

Geophysics means the study of the earth by quantitative physical methods.

Gneisses means a banded or foliated metamorphic rock, usually of the same composition as granite.

Granite means plutonic igneous rock having visibly crystalline texture; generally composed of feldspar and mica and quartz.

Graphitic means pertaining to, containing, derived from, or resembling, graphite.

Greywacke means a variety of sandstone generally characterized by its hardness, dark color, and poorly-sorted, angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Hematite means an iron ore that is a natural iron oxide that is reddish or brown in colour.

Host means a rock or mineral that is older than rocks or minerals introduced into it.

Intrusion means a rock formed by having moved while in a molten state into pre-existing rocks.

Limestone means a sedimentary rock consisting mainly of calcium that was deposited by the remains of marine animals.

Mafic means relating to or being a dark-coloured igneous group of minerals that have high magnesium and iron content.

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization means the concentration of metals and their chemical compounds within a body of rock.

Mudstone means a detrital sedimentary rock composed of clay-sized particles.

Net Smelter Return and NSR means the amount of the excess, if any, of Revenue, less Costs. All or any exploration, development and mine construction costs and interest thereon are not to be charged or deducted from the NSR.

NI 43-101 means National Instrument 43-101 Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators effective December 30, 2005.

Paleoproterozoic means adjective implying conditions between 1.6 billion years ago and 2.5 billion years ago.

Pyrite means a cubic iron sulfide mineral with a brassy metallic luster that is used as an iron ore, as a source of sulfur, and in the production of sulfuric acid.

Quartz means a mineral composed of silicon dioxide.

Reverse Circulation means drilling that produces rock chips rather than core; the chips are forced by air to the surface and are collected for examination and analysis. Faster and cheaper than diamond drilling.

Sandstone means a type of sedimentary rock made up of particles of sand, mostly quartz, bound together with a mineral cement, along with some feldspar, mica and rock debris.

Shale means a fine-grained detrital sedimentary rock, formed by the compaction of clay, silt, or mud.

Siliceous means of or containing silica, a hard mineral substance found in various natural deposits.

Siltstone means a form of fine-grained sandstone consisting of compressed silt.

Soil sampling means the systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Stratigraphy means Cultural remains and natural sediments become buried over time, forming strata.

Strike means the direction or trend of a geologic structure.

Syncline means a fold in rocks in which the rock layers dip inward from both sides toward the axis.

Tholeiitic Basalt means basalt that is relatively rich in silica and poor in sodium.

Tuff means hard volcanic rock composed of compacted volcanic ash.

Vein means a thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic means a description of rocks originating from volcanic activity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito
By:	Mark J. Morabito,
President and CEO

Date: October 31, 2006

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

DAVIDSON & COMPANY LLP                                                     Chartered Accountants         A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2006 and 2005 and the statements of operations, shareholders’ equity and cash flows for the years ended April 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and cash flows for the years ended April 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 7, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatement describe in Note 13, or when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 7, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 7, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947    Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.

BALANCE SHEETS

AS AT APRIL 30

	2006	2005
ASSETS

Current
Cash and cash equivalents	$13,947,976	$4,746,707
Receivables	229,327	61,566
Due from related parties (Note 7)	4,167	7,377
Prepaid expenses	138,792	1,200
Subscription receivable	—	8,550

	14,320,262	4,825,400

Equipment (Note 3)	126,369	1,738
Mineral properties (Note 4)	3,919,761	2,483,805

	$18,366,392	$7,310,943

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$212,220	$289,217
Due to related parties (Note 7)	14,221	23,555

	226,441	312,772

Shareholders’ equity
Capital stock (Note 5)
Authorized
Unlimited number of common shares without par value
Issued
58,356,045 (April 30, 2005 – 37,610,540) common shares	29,135,054	16,399,309
Contributed surplus (Note 5)	1,188,003	606,495
Deficit	(12,183,106)	(10,007,633)

	18,139,951	6,998,171

	$18,366,392	$7,310,943

Nature and continuance of operations (Note 1)

Subsequent events (Note 11)

Commitments and contingencies (Note 12)

On behalf of the Board:

“Mark Morabito”	Director	“Geir Liland”	Director

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF OPERATIONS

YEAR ENDED APRIL 30

	2006	2005	2004
EXPENSES
Amortization	$7,477	$745	$1,064
Audit and accounting (Note 7)	143,212	83,536	28,972
Consulting	244,534	182,227	57,062
Directors fees (Note 7)	63,000	5,000	—
Interest and financing	—	1,610	85,975
Investor relations	130,364	120,880	95,842
Legal (Note 7)	100,700	79,300	149,136
Management fees (Note 7)	225,000	158,931	90,833
Office	339,703	120,993	7,916
Property investigations	93,467	28,776	—
Rent	67,132	26,487	24,668
Stock-based compensation (Note 5)	682,213	316,521	353,887
Transfer agent and filing fees	106,448	58,292	33,337
Travel	165,538	60,623	22,599
Wages and salaries	41,441	—	—

	(2,410,229)	(1,243,921)	(951,291)

OTHER ITEMS
Management income (Note 7)	12,000	12,000	—
Interest income	233,065	20,803	—
Write-off of mineral properties (Note 4)	(1,518,429)	(188,988)	—

	(1,273,364)	(156,185)	—

Loss before income tax	(3,683,593)	(1,400,106)	(951,291)

Future income tax recovery (Note 8)	1,508,120	754,720	—

Loss for the year	(2,175,473)	(645,386)	(951,291)

Basic and diluted loss per common share	$(0.05)	$(0.03)	$(0.09)

Weighted average number of common shares outstanding	47,264,482	24,677,131	10,447,188

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF CASH FLOWS

YEAR ENDED APRIL 30

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,175,473)	$(645,386)	$(951,291)
Items not affecting cash:
Amortization	7,477	745	1,064
Interest and financing	—	—	78,937
Stock-based compensation	682,213	316,521	353,887
Write-off of mineral properties	1,518,429	188,988	—
Future income taxes	(1,508,120)	(754,720)	—

Changes in non-cash working capital items:
Receivables	(167,761)	(41,086)	(17,003)
Prepaid expenses	(137,592)	10,500	(54,442)
Accounts payable and accrued liabilities	(163,312)	183,075	64,882
Due from related parties	3,210	(210)	—
Due to related parties	(9,334)	7,986	—

Net cash used in operating activities	(1,950,263)	(733,587)	(523,966)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(2,551,070)	(1,510,334)	(828,709)
Purchase of equipment	(132,108)	—	—

Net cash used in investing activities	(2,683,178)	(1,510,334)	(828,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to Rubicon Minerals Corporation	—	(23,073)	23,073
Issuance of shares for cash	14,395,916	6,818,624	1,941,715
Share issue costs	(561,206)	(318,939)	(173,424)

Net cash provided by financing activities	13,834,710	6,476,612	1,791,364

Net change in cash during the year	9,201,269	4,232,691	438,689

Cash and cash equivalents, beginning of year	4,746,707	514,016	75,327

Cash and cash equivalents, end of year	$13,947,976	$4,746,707	$514,016

Cash and cash equivalents
Cash	$3,947,976	$615,707	$514,016
Guaranteed Investment Certificates	10,000,000	4,131,000	—

	$13,947,976	$4,746,707	$514,016

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2003	7,075,522	$—	$8,414,202	$15,000	$(8,410,956)	$18,246

Shares issued for:
Private placement (note 5 (a))	3,000,000	0.25	750,000	—	—	750,000
Private placement (Note 5 (b))	200,000	0.25	50,000	—	—	50,000
Private placement (Note 5 (c))	492,500	0.30	147,750	—	—	147,750
Private placement (Note 5 (d))	2,078,000	0.25	519,500	—	—	519,500
Finder’s fee (Notes 5 (a & d))	220,000	0.25	55,000	—	—	55,000
Private placement (Note 5 (e))	1,010,000	0.25	252,500	—	—	252,500
Bonus shares (Note 5 (f))	315,748	0.25	78,937	—	—	78,937
Property acquisition (Note 5 (g))	355,000	0.25	88,750	—	—	88,750
Exercise of stock options (Note 5 (h))	152,433	0.12-0.15	21,965	—	—	21,965
Warrants exercised	2,000,000	0.10	200,000	—	—	200,000
Less: share issue costs	—	—	(260,137)	—	—	(260,137)
Fair value of warrants issued as finder’s fee	—	—	—	31,713	—	31,713
Stock-based compensation	—	—	—	353,887	—	353,887
Loss for the year	—	—	—	—	(951,291)	(951,291)

Balance at April 30, 2004	16,899,203		10,318,467	400,600	(9,362,247)	1,356,820

Issued for:
Private placement (Note 5 (i))	4,080,000	$0.25	1,020,000	—	—	1,020,000
Private placement (Note 5 (j))	1,525,000	0.25	381,250	—	—	381,250
Private placement (Note 5 (k))	2,750,000	0.40	1,100,000	—	—	1,100,000
Private placement (Note 5 (l))	1,000,000	0.30	300,000	—	—	300,000
Private placement (Note 5 (m))	5,622,220	0.45	2,529,999	—	—	2,529,999
Property acquisition (Note 5 (o))	940,000	0.20-0.60	245,000	—	—	245,000
Finder’s fee (Notes 5 (k & m))	383,367	0.40-0.45	162,890	—	—	162,890
Exercise of agent’s options and stock options (Note 5 (p))	397,600	0.15-0.25	174,035	—	—	174,035
Exercise of broker’s warrants (Note 5 (q))	1,133,150	0.25-0.35	415,730	—	—	415,730
Exercise of warrants (Note 5 (s))	2,974,000	0.30-0.35	1,039,900	—	—	1,039,900
Debt settlement (Note 5 (t))	60,000	0.17	10,200	—	—	10,200
Shares returned to treasury (Note 5 (r))	(154,000)	0.25	(38,500)	—	—	(38,500)
Less: share issue costs	—	—	(504,942)	—	—	(504,942)
Fair value of warrants issued as finder’s fee (Note 5 (i))	—	—	—	23,113	—	23,113
Stock-based compensation for the year	—	—	—	316,521	—	316,521
Less: fair market value of stock options, agent’s options and broker’s warrants exercised (Notes 5 (p & q))	—	—	—	(133,739)	—	(133,739)
Tax benefit renounced to flow-though share subscribers	—	—	(754,720)	—	—	(754,720)
Loss for the year	—	—	—	—	(645,386)	(645,386)

- Continued -

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Continued...

Balance at April 30, 2005	37,610,540		16,399,309	606,495	(10,007,633)	6,998,171

Issued for:
Private placement (Note 5 (n))	12,977,500	0.80-1.00	11,182,000	—	—	11,182,000
Finder’s fee (Note 5 (n))	402,741	0.80	322,193	—	—	322,193
Less: Share issue costs (Note 5 (n))	—	—	(1,536,806)	—	—	(1,536,806)
Property acquisition (Note 5 (x))	400,000	0.76-0.90	317,000	—	—	317,000
Exercise of agent’s options and stock options (Note 5 (u))	2,363,874	0.25-0.85	1,886,491	—	—	1,886,491
Exercise of agent’s warrants (Note 5 (v))	438,418	0.50-0.75	280,688	—	—	280,688
Exercise of warrants (Note 5 (w))	4,162,972	0.30-1.25	1,792,299	—	—	1,792,299
Stock-based compensation for the year	—	—	—	1,335,620	—	1,335,620
Less: fair market value of stock options exercised (Note 5 (u))	—	—	—	(754,112)	—	(754,112)
Tax benefit renounced to flow-through share subscribers	—	—	(1,508,120)	—	—	(1,508,120)
Loss for the year	—	—	—	—	(2,175,473)	(2,175,473)

Balance at April 30, 2006	58,356,045	—	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the “Company”) was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates. Interest earned is recognized immediately in operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following rates and methods:

Computer equipment	30%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires, where it is more likely than not, that when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

3.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$60,514	$1,990	$58,524	$—	$—	$
Computer equipment	16,202	5,688	10,514	6,522	4,784		1,738
Exploration Equipment	61,915	4,584	57,331	3,405	3,405		—

	$138,631	$12,262	$126,369	$9,927	$8,189		$1,738

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES

	Glenwood Break Property	Wings Point -Titan Property	Southern Golden Promise	Golden Promise Property	Beigou Gold Property	Moran Lake Property	Otter / Portage Lake Properties	Sinbad claims	Other Properties	Total
Balance at April 30, 2004	$436,811	$170,540	$240,584		$—	$—	$—	$—	$69,524	$917,459

Drilling and trenching	51,712	126,550	13,076		—	—	—	—	2,008	193,346
Geology	171,706	7,270	143,655		64,473	193,243	—	—	37,105	617,452
Geophysics	44	2,346	23,500		—	83,137	—	—	11,154	120,181
Administration	19,671	20,111	19,025		23,305	20,201	—	—	3,637	105,950
Technical analysis	80,219	31,232	71,449		304	41,919	—	—	16,980	242,103
Acquisition costs	25,000	34,360	25,000		83,362	260,000	—	—	48,580	476,302

Total expenditures for the year	348,352	221,869	295,705		171,444	598,500	—	—	119,464	1,755,334
Write-off of mineral properties	—	—	—		—	—	—	—	(188,988)	(188,988)

Balance at April 30, 2005	785,163	392,409	536,289		171,444	598,500	—	—	—	2,483,805

Drilling and trenching	32,349	—	37,929		—	323,008	—	—	55,046	448,332
Geology	73,089	10,872	145,301		41,410	541,753	400	8,597	7,504	828,926
Geophysics	3,562	—	98,112		—	1,085,376	—	—	—	1,187,050
Administration	4,188	2,463	36,148		17,081	152,555	—	—	561	212,996
Technical analysis	22,438	104	110,393		—	87,725	—	—	664	221,324
Acquisition costs	—	—	82,000		—	290,000	70,000	4,125	—	446,125
Credits received	(36,693)	(31,326)	(22,150)		—	(266,300)	—	—	(33,899)	(390,368)

Total expenditures for the year	98,933	(17,887)	487,733		58,491	2,214,117	70,400	12,722	29,876	2,954,385
Write-off of mineral properties	(884,096)	(374,522)	—		(229,935)	—	—	—	(29,876)	(1,518,429)

Balance at April 30, 2006	$—	$—	$1,024,022		$—	$2,812,617	$70,400	$12,722	$—	$3,919,761

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2006:

	Glenwood Break Property	Wings Point –Titan Property	Southern Golden Promise	Beigou Gold Property	Moran Lake Property	Otter / Portage Lake Properties	Sinbad claims	Other Properties	Total
Drilling and trenching	$84,061	$126,550	$51,005	$—	$323,008	$—	$—	$57,054	$641,678
Geology	350,739	144,147	370,247	105,883	734,996	400	8,597	49,833	1,764,842
Geophysics	272,920	5,118	245,407	—	1,168,513	—	—	11,154	1,703,112
Administration	54,694	35,842	61,657	40,386	172,756	—	—	5,224	370,559
Technical analysis	108,375	34,831	185,856	304	129,644	—	—	22,396	481,406
Acquisition costs	50,000	59,360	132,000	83,362	550,000	70,000	4,125	107,102	1,055,949
Credits received	(36,693)	(31,326)	(22,150)	—	(266,300)	—	—	(33,899)	(390,368)
Write-off of mineral properties	(884,096)	(374,522)	—	(229,935)	—	—	—	(218,864)	(1,707,417)

Balance at April 30, 2006	$—	$—	$1,024,022	$—	$2,812,617	$70,400	$12,722	$—	$3,919,761

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES (cont’d…)

Glenwood Break, Wings Point-Titan, Southern Golden Promise Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling. As at April 30, 2006, the Company incurred $2,041,280 in exploration expenditures, issued 700,000 common shares at a value of $232,000 and paid $9,360 in cash to the vendor.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Rubicon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder’s fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at April 30, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

The Company is currently introducing this project to a number of prospective companies in an attempt to facilitate an agreement between a company and the Bureau in return for a finders’ fee.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES (cont’d…)

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000

	$575,000

ii) Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000
Fourth year share payment	250,000
Fifth year share payment	250,000

	1,600,000

iii) Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000
On or before November 10, 2007	500,000
On or before November 10, 2008	800,000
On or before November 10, 2009	1,300,000

	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

As at April 30, 2006, the Company incurred $2,262,617 in exploration expenditures, paid $200,000 in cash, and issued 850,000 common shares at a value of $350,000 for acquisition costs.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES (cont’d…)

Otter / Portage Lake Properties

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000

	$125,000

ii) Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000
On or before December 2, 2007	100,000

	225,000

iii) Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000

	$600,000

As at April 30, 2006, the Company incurred $400 in exploration expenditures, paid $25,000 in cash, and issued 50,000 common shares at a value of $45,000 for acquisition costs.

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $8,597 was incurred in relation to geological work.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

4.	MINERAL PROPERTIES (cont’d…)

Other Properties

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul’s Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,775 was written-off in the first quarter of 2006.

In the third quarter of 2006, $33,899 was received for the North Paul’s Pond property. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the year ended April 30, 2005, the Company elected to terminate this option along with its obligations and related mineral property costs of $79,110 were written-off.

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

The authorized share capital of the Company is an unlimited number of common shares without par value.

(a)	On September 17, 2003, the Company completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000. Each flow-through unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. The Company issued 200,000 common shares to an agent in payment of the corporate finance fee. Share issue costs of $146,397 were incurred in relation to this private placement. The warrants associated with this private placement expired on September 17, 2004.

(b)	On November 5, 2003, the Company completed a private placement of 200,000 units of the Company at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until November 5, 2004. The warrants associated with this private placement expired on November 5, 2004.

(c)	The Company completed a private placement of 492,500 units at $0.30 per unit for total proceeds of $147,750. The first closing of 467,500 units was completed on December 22, 2003 and the second closing of 25,000 units was completed on January 14, 2004. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share for a period of one year at a price of $0.45 per common share. The Company issued 46,750 brokers’ warrants with the same terms as units to an agent in payment of the corporate finance fee. The warrants associated with this private placement expired on December 22, 2004 and January 14, 2005. The 46,750 agent’s warrants were exercised. Share issue costs of $3,969 were incurred in relation to this private placement.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(d)	On March 22, 2004, the Company completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005. The Company issued 20,000 corporate finance units with the same terms as the unit under the private placement and 600,000 agent’s warrants to an agent in payment of the corporate finance fee. Of the warrants associated with this private placement 2,544,000 were exercised and 174,000 warrants expired on March 22, 2005. Share issue costs of $88,395 were incurred in relation to this private placement.

(e)	On March 24, 2004, the Company completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005. The Company issued 80,000 broker’s warrants with the same terms to an agent in payment of the corporate finance fee. Share issue costs of $28,826 were incurred in relation to this private placement ($21,376 in fiscal 2004 and $7,450 in fiscal 2005). All warrants associated with this private placement were exercised.

(f)	During the fiscal year ended April 30, 2004, 315,748 common shares valued at $78,937 were issued in consideration for entering into loan agreements. The loan was received and repaid during fiscal 2004 and the shares were expensed as financing costs.

(g)	During the fiscal year ended April 30, 2004, 355,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s properties.

(h)	On September 5, 2003, 102,433 stock options were exercised at $0.15 per share for proceeds of $15,365. On December 5, 2003, 20,000 stock options were exercised at $0.15 per share for proceeds of $3,000. On March 30, 2004, 30,000 stock options were exercised at $0.12 per share for proceeds of $3,600.

(i)	On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds along with 326,400 broker’s warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). The agent’s warrants were fully exercised during the year ended April 30, 2005. Share issue costs of $138,896 were incurred in relation to this private placement.

(j)	On November 27, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. As of April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k & o)). Share issue costs of $1,410 were incurred in relation to this private placement.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(k)	On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement. As of April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (n & o)).

(l)	On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. As of April 30, 2006, all the warrants associated with this private placement were exercised (Note 5 (o)).

(m)	On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of April 30, 2006, 92,873 of the regular agent’s warrants, 153,045 of the agent’s warrants on the compensation options, and 200,833 of the regular warrants were exercised (Note 5 (n & o)).

(n)	On November 3, 2005 the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of April 30, 2006, 82,139 of the regular warrants and 738,868 agent’s options were exercised (Note 5 (o)).

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(o)	During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul’s Pond property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(p)	During the year ended April 30, 2005, 148,850 agent’s options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $94,400 ($79,635, representing the fair market value of the options exercised was allocated to capital stock).

(q)	During the year ended April 30, 2005, 760,000 broker’s warrants were exercised at $0.35 per share, 46,750 broker’s warrants were exercised at $0.30 per share, and 326,400 broker’s warrants were exercised at $0.25 per share for total gross proceeds of $361,625 ($54,104, representing the fair market value of the broker warrants exercised was allocated to capital stock).

(r)	On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(s)	During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(t)	On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

(u)	During the year ended April 30, 2006, 151,150 agent’s options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent’s options at a price of $0.50, 738,868 agent’s options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112 representing the fair market value of the stock options, agent’s options, and broker’s warrants exercised was allocated to capital stock).

(v)	During the year ended April 30, 2006, 245,918 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(w)	During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

(x)	During the year ended April 30, 2006, 100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share purchase warrants

At April 30, 2006, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,612,837	$0.75	March 15, 2007(1)
20,133	$0.75	March 15, 2007(2)
2,000,000	$1.75	November 3, 2007(3)
4,406,611	$1.25	November 3, 2007(3) (5)
201,370	$1.25	November 3, 2007(4)

9,240,951

(1)	Out of the 2,612,837 warrants 2,560 of these represent the broker warrants issued on completion of the private placement on March 15, 2005 (Note 5 (m)).
(2)	These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 5 (m)).
(3)	These warrants were granted in connection with the private placement on November 3, 2005 (Note 5(n)).
(4)	These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 5 (n)).
(5)	Subsequently, 62,500 of these warrants were returned to treasury and 25,000 were exercised.

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less a 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2006 and April 30, 2005 and changes during the years then ended.

	April 30, 2006		April 30, 2005		April 30, 2004
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of year	4,774,622	$0.34	2,361,434	$0.24	1,194,867	$0.22
Exercised	(2,363,874)	0.48	(397,600)	0.24	(152,433)	0.15
Cancelled or expired	(393,750)	0.33	(316,434)	0.20	(185,000)	0.25
Granted	4,347,750	0.91	3,127,222	0.39	1,504,000	0.25

Outstanding, end of year	6,364,748	$0.68	4,774,622	$0.34	2,361,434	$0.24

Currently exercisable	2,637,248	$0.45

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2006, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
100,000	0.25	November 1, 2006
200,000	0.23	November 10, 2006
215,866	0.50	March 15, 2007*
558,882	0.85	November 2, 2007**
375,000	0.25	February 18, 2008
75,000	0.25	June 19, 2008
250,000	0.25	January 21, 2009
50,000	0.25	February 17, 2009
37,500	0.25	March 8, 2009
2,500	0.25	May 25, 2009
50,000	0.25	June 17, 2009
75,000	0.28	December 1, 2009
100,000	0.28	December 3, 2009
25,000	0.28	January 1, 2010
1,100,000	0.45	February 4, 2010
100,000	0.45	April 20, 2010
100,000	0.45	June 14, 2010
50,000	0.45	September 1, 2010
100,000	0.45	September 14, 2010
150,000	0.66	September 19, 2010
150,000	0.68	September 26, 2010
200,000	0.64	November 14, 2010
150,000	0.72	December 2, 2010
100,000	0.90	January 3, 2011
200,000	0.90	January 5, 2011
1,300,000	1.00	January 18, 2011
100,000	1.32	April 18, 2011
450,000	1.32	April 24, 2011

6,364,748

*	562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005 of which 346,356 were exercised during the year ended April 30, 2006. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Notes 5(m & u)).
**	1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005 of which 738,868 were exercised during the year ended April 30, 2006. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 5(n)).

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options released in the year ended April 30, 2006 totaled $1,335,620. The weighted average fair value of options granted in the year was $0.91 (April 30, 2005 - $0.39).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30, 2006	April 30, 2005	April 30, 2004
Risk-free interest rate	3.70%	2.85%	2.64%
Expected life of options	2.5 years	2.5 years	5 years
Annualized volatility	140%	130%	116%
Dividend rate	0%	0%	0%

Escrow shares

At April 30, 2006, a total of 281,250 (April 30, 2005 – 562,500; April 30, 2004 – 562,500) shares were held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares maybe released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the year ended April 30,	2006	2005	2004
Cash paid during the year for income taxes	$—	$—	$—

Cash paid during the year for interest	$—	$1,610	$—

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

(a)	The Company recognized fair market value of $754,112 in respect of stock options and agent’s options exercised (Note 5 (u)).

(b)	The Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 5 (x)).

(c)	The Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with a private placement (Note 5 (n)).

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

(d)	Included in mineral property costs at April 30, 2006 is $86,315 incurred through accounts payable and accrued liabilities.

(e)	The Company recognized compensation expenses of $1,335,620 for all stock options and agent’s warrants granted using the fair value based method of accounting.

(f)	562,222 compensation options at $0.50 per share were issued to the broker in connection with the completion of the private placement on March 15, 2005 and 1,297,750 compensation options at $0.85 per share were issued to the broker in connection with the completion of the private placement on November 3, 2005

The following were significant non-cash investing and financing transactions during the year ended April 30, 2005:

(a)	The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 5 (g)).

(b)	The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 5 (r)).

(c)	The Company recognized fair market value of $133,739 in respect of stock options, agent’s options and brokers’ warrants exercised (Notes 5(p) and (q)).

(d)	The Company issued a total of 383,367 common shares at a value of $162,890 for finders’ fees in conjunction with private placements (Notes 5(k) and (m)).

(e)	The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 5(t)).

(f)	The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the private placement (Note 5(i))

The following were significant non-cash investing and financing transactions during the year ended April 30, 2004:

(a)	The Company issued a total of 220,000 common shares at a value of $55,000 for finders’ fees in conjunction with private placements.

(b)	The Company issued 315,748 common shares at a value of $78,937 as financing fees for loan agreements.

(c)	The Company issued a total of 355,000 common shares at a value of $88,750 for property acquisition (Note 5)

7.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2006, the Company received management fees of $12,000 (2005 - $12,000; 2004 - $Nil) from a public company controlled by directors in common. At April 30, 2006, $Nil (2005 – $3,210) was owed by this party.

During the year ended April 30, 2006, the Company incurred management fees of $225,000 (2005 – $150,000; 2004 - $33, 333) to a director. At April 30, 2006, $4,167 (April 30, 2005 - $4,167) was receivable from this director.

During the year ended April 30, 2006, the Company granted a short-term promissory note of $25,000 (2005 - $Nil) to a director. At April 30, 2006, $Nil (2005 - $Nil) was receivable from this director.

At April 30, 2006, $11,685 (April 30, 2005 - $6,435) was owed to senior mangers and/or officers for expenses paid on behalf of the Company and for geological consulting work performed for the Company.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

7.	RELATED PARTY TRANSACTIONS (cont’d…)

During the year ended April 30, 2006, the Company incurred accounting fees of $58,529 (2005 – $58,414, 2004 - $23,133) to a private company controlled by an officer. At April 30, 2006, $2,536 (April 30, 2005 - $17,120) was owed to this party.

During the year ended April 30, 2006, the Company incurred legal fees of $70,907 (2005 – $91,322; 2004 - $31,403) to a company that a director is a partner of, of which $63,228 (2005 - $ 66,895; 2004 - $Nil) is included in share issuance costs. At April 30, 2006, $Nil (April 30, 2005 - $Nil) was owed to this party.

During the year ended April 30, 2006, the Company incurred directors’ fees of $63,000 (2005 - $5,000; 2004 - $Nil), to non-executive directors. At April 30, 2006, $Nil (April 30, 2005 - $Nil) was owed to these directors.

During the year ended April 30, 2006, the Company incurred geological consulting fees of $40,701 (2005 – $10,000; 2004 - $Nil) to a company that employs a director. At April 30, 2006, $Nil (2005 - $Nil) is owed to this party.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

8.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004
Loss before income tax recovery	$(3,683,593)	$(1,400,106)	$(951,291)

Expected income tax recovery at statutory rates	$(1,388,715)	$(498,438)	$(357,685)
Non-deductible expenses	1,095,317	129,033	162,742
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(1,214,722)	(385,315)	194,943

Total income taxes (recovery)	$(1,508,120)	$(754,720)	$—

The significant components of the Company’s future tax assets are as follows:

	2006	2005	2004
Future tax assets and (liabilities):
Loss carry forwards	$1,049,688	$714,144	$461,186
Mineral property and related exploration expenditures	(192,954)	(658,222)	491,944

	856,734	55,922	953,130

Less: valuation allowances	(856,734)	(55,922)	(953,130)

Net future tax liabilities	$—	$—	$—

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

8.	INCOME TAXES (cont’d…)

During the year ended April 30, 2006, the Company issued 4,000,000 common shares on a flow-through basis for gross proceeds of $4,000,000. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties. Future income taxes of $1,508,120 on the exploration expenditures to be renounced to shareholders were applied against capital stock.

The Company has available for deduction against future taxable income non-capital losses of approximately $2,784,000. These losses, if not utilized, will expire commencing in 2016. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

9.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	April 30, 2006	April 30, 2005
Equipment
North America	$126,369	$1,738
China	—	—

	$126,369	$1,738

Mineral properties
North America	$3,919,761	$2,312,361
China	—	171,444

	$3,919,761	$2,483,805

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, subscription receivable, accounts payable and accrued liabilities, and due from/to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

11.	SUBSEQUENT EVENTS

On May 2, 2006, the Company entered into an option agreement with Rubicon Minerals Corporation to earn a 60% interest in the Golden Promise project. The option agreement calls for $4,000,000 to be spent over four years including $750,000 in the first year, make share payments totalling 80,000 shares including 20,000 shares in the first year and make underlying property payments.

Subsequent to the year ended April 30, 2006, 2,000,000 stock options were granted at an exercise price of $1.32 per share. These options were granted to the President, CFO and various employees/consultants of the Company.

Subsequent to the year ended April 30, 2006, the Company issued 309,375 common shares in relation to various option and warrant exercises. Also, 20,000 shares were issued for property acquisition in relation to the newly acquired Golden Promise Property.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

12.	COMMITMENTS AND CONTINGENCIES

a)	The Company has entered into an operating lease agreement for its office premises in Newfoundland and Vancouver. The annual lease commitments under these leases are as follows:

2007	$83,353
2008	77,082
2009	46,442
2010	48,586
2011	36,439

b)	The Company has also entered into a lease for equipment being used in Newfoundland and Vancouver. The annual lease commitments under these leases are as follows:

2007	$23,488
2008	21,908
2009	4,521
2010	4,521
2011	3,391

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2006				2005
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP		Balance, Canadian GAAP	Adjustments	Balance, US GAAP (Restated)
Assets:
Current assets	$14,320,262	$—	$14,320,262	[1]	$4,825,400	$—	$4,825,400	[2]
Equipment	126,369	—	126,369		1,738	—	1,738
Mineral properties	3,919,761	(3,163,636)	756,125		2,483,805	(1,873,981)	609,824

Total assets	$18,366,392	$(3,163,636)	$15,202,756		$7,310,943	$(1,873,981)	$5,436,962

Liabilities
Current liabilities	$226,441	$—	$226,441		$312,772	$—	$312,772
Flow-through share liability	—	401,546	401,546		—	93,260	93,260
Shareholders’ equity
Capital stock	29,135,054	1,444,640	30,579,694		16,399,309	736,520	17,135,829
Contributed surplus	1,188,003	—	1,188,003		606,495	—	606,495
Deficit	(12,183,106)	(5,009,822)	(17,192,928)		(10,007,633)	(2,703,761)	(12,711,394)

Total liabilities and shareholders’ equity	$18,366,392	$(3,163,636)	$15,202,756		$7,310,943	$(1,873,981)	$5,436,962

(1)	As of the balance sheet date not all of the funds raised through flow-through share issuances were expended and as such $2,007,729 is set aside as restricted cash for U.S. GAAP purposes.
(2)	As of the balance sheet date not all of the funds raised through flow-through share issuances were expended and as such $906,101 was set aside as restricted cash for U.S. GAAP purposes.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2006	2005 (Restated)	2004
Loss for the year under Canadian GAAP	$(2,175,473)	$(645,386)	$(951,291)
Adjustments:
Mineral property expenditures incurred during the year	(2,508,260)	(1,279,032)	(917,459)
Mineral properties written off during the year	1,325,707	81,886	—
Flow-through share premium (discount) paid in excess of (below) market value	491,714	124,940	(200,000)
Future income tax recovery	(1,508,120)	(754,720)	—

Loss under US GAAP	$(4,374,432)	$(2,472,312)	$(2,068,750)

Weighted average number of common shares outstanding under US GAAP	46,983,232	24,114,631	9,884,688

Loss per share under US GAAP	$(0.09)	$(0.10)	$(0.20)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2006	2005 (Restated)	2004
Net cash flows from operating activities
Under Canadian GAAP	$(1,950,263)	$(733,587)	$(523,966)
Mineral properties	(2,421,945)	(1,279,032)	(828,709)

Net cash used in operating activities under US GAAP	(4,372,208)	(2,012,619)	(1,352,675)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	13,834,710	6,476,612	1,791,364

Net cash flows used in investing activities
Under Canadian GAAP	(2,683,178)	(1,510,334)	(828,709)
Mineral properties	2,421,945	1,279,032	828,709

Net cash used in investing activities under US GAAP	(261,233)	(231,302)	—

Net increase in cash during the year	9,201,269	4,232,691	438,689
Cash and cash equivalents, beginning the year	4,746,707	514,016	75,327

Cash and cash equivalents, end of year	$13,947,976	$4,746,707	$514,016

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006. During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $124,940 was recorded for the expended cash on qualifying transactions and a flow-through share liability of $93,260 for the unexpended amount as of April 30, 2005. During the year ended April 30, 2004, the Company issued 2,000,000 flow-through shares for total proceeds of $500,000. As the market price of the Company’s stock exceeded the fair value of the flow-through shares issued, a discount of $200,000 was recorded.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2006, 2005 and 2004 were 46,983,232, 24,114,631 and 9,884,688 respectively.

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Restatements

For fiscal year 2005, the Company has restated its reported balances and results under US GAAP to properly account for acquisition costs of mineral property interests. Pursuant to EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property interests are considered tangible assets and related acquisition costs can be capitalized as an asset. Previously, the Company expensed as incurred acquisition costs for mineral property interest. To properly account for these acquisition costs under US GAAP, the balance sheets and statements and operations and cash flows for the year ended April 30, 2005 has been restated.

The Company also restated the premium recorded for its flow through shares for the year ended April 30, 2005 under US GAAP. Previously, the Company recorded the premium as the difference between the market price of the Company’s stock and the fair value of the flow-through shares with the premium being charged to income on the date the expenditures were qualified, whether expended or unexpended. For the year ended April 30, 2005 the Company has restated the premium recorded for the unexpended cash on qualifying expenditures. The asset or liability recorded is now charged to income as the flow-through share proceeds are expended on qualifying expenditures, with the unexpended amounts recorded as a liability.

The effect of the restatements for US GAAP purposes was an increase in mineral property interests for the year ended April 30, 2005 of $609,824; an increase in the flow-through share liability of $93,260, and a reduction in loss for the year ended April 30, 2005 of $275,940. Basic and diluted loss per share decreased by $0.01 for the year ended April 30, 2005.

In addition, cash flows from operating activities for US GAAP for fiscal 2005 increased by $231,302 and cash flows from investing activities decreased by $231,302. Cash flows from financing activities for US GAAP remained unchanged.

The restatement under US GAAP had no effect on the Company’s primary financial statements and related noted prepared in accordance with Canadian GAAP (other than Note 13).

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.