Form 20-F
CROSSHAIR EXPLORATION & MINING CORP
filed 2007-10-31
CIK 1287121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   []  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended April 30, 2007

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report____________

Commission file number: 0-51695

CROSSHAIR EXPLORATION & MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, without par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 70,912,072

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___  No _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___   No _X_

#4886783

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ___

Accelerated filer ___

Non-accelerated filer _X__

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___   No _X_

Index to Exhibits on Page 65

#4886783

CROSSHAIR EXPLORATION & MINING CORP.

FORM 20-F ANNUAL REPORT

i

#4886783

INTRODUCTION

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:

•

the risks associated with outstanding litigation, if any, risks associated with project development;

•

the need for additional financing;

•

operational risks associated with mining and mineral processing;

•

fluctuations in metal prices;

•

title matters;

•

environmental liability claims and insurance;

•

reliance on key personnel;

•

the potential for conflicts of interest among certain officers, directors or promoters with certain other projects;

•

the absence of dividends;

•

currency fluctuations;

•

competition;

•

dilution;

•

the volatility of our common share price and volume; and

•

tax consequences to U.S. Shareholders.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in “Item 3. Key Information—D. Risk Factors.”  Except as required by applicable regulations or by law, we do not undertake any obligation to publicly update or review any forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

3.A.

Selected Financial Data

Our selected financial data for Fiscal 2007, 2006, 2005 and 2004 ended April 30th was derived from our financial statements that have been audited by Davidson and Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Our selected financial data for Fiscal 2003 ended April 30th was derived from our financial statements that have been audited by Dale Matheson Carr-Hilton Labonte, independent Chartered Accountants, as indicated in their audit reports.  Both Davidson and Company LLP and Dale Matheson Carr-Hilton Labonte are members of the Canadian Institute of Chartered Accountants.  Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

The selected financial data should be read in conjunction with and is qualified in its entirety by reference to the financial statements and notes thereto included elsewhere in this Annual Report.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3. Key Information—D. Risk Factors.”

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	For the Year Ended April 30,
	2007	2006	2005	2004	2003
CANADIAN GAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	$ (5,533,011)	$(2,175,473)	$(645,386)	$(951,291)	$(88,896)
Basic Income (Loss) Per Share	$ (0.09)	$(0.05)	$(0.03)	$(0.09)	$(0.02)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)	62,434,069	47,264,482	24,677,131	10,447,188	5,394,639
Period-end Shares (#)	70,912,072	58,356,045	37,610,540	16,899,203	7,075,522

Working Capital	$ 15,390,704	$14,093,821	$4,512,628	$436,878	$14,699
Mineral Properties	14,551,292	$3,919,761	$2,483,805	$917,459	--
Long-Term Debt	--	--	--	--	--
Capital Stock	$ 44,135,660	$29,135,054	$16,399,309	$10,318,467	$8,414,202
Shareholders’ Equity	$ 30,308,076	$18,139,951	$6,998,171	$1,356,820	$18,246
Total Assets	$ 31,664,543	$18,366,392	$7,310,943	$1,511,804	$85,275

US GAAP (1)(2)(3)(4)(5)
Net Loss	$ (14,843,892)	$(4,374,432)	$(2,472,312)	$(2,068,750)	$(88,896)
Loss Per Share	$ (0.24)	$(0.09)	$(0.10)	$(0.20)	$(0.02)
Mineral Properties	2,076,775	$756,125	$609,824	--	--
Shareholders’ Equity	17,833,559	$14,574,769	$5,030,930	$439,361	$18,246
Total Assets	19,190,026	$15,202,756	$5,436,962	$594,345	$85,275

(1)

Cumulative Net Loss since May 1, 2002 through April 30, 2007 under US GAAP was $23.8 million.

(2)

Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

(3)

Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.

(4)

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) on its mineral properties and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

(5)

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions

Exchange Rates

The following table sets forth the high and low rates of exchange for the Canadian Dollar for each month during the previous six months. The table also sets forth the average exchange rates for the Canadian Dollar for the five most recent fiscal years ended April 30th.  The yearly average rate means the average of the exchange rates on the last day of each month during the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.

Period		High	Low
September 2007		1.0546	0.9959
August 2007		1.0754	1.0497
July 2007		1.0689	1.0372
June 2007		1.0727	1.0586
May 2007		1.1136	1.0701
April 2007		1.1583	1.1068

	Average
Fiscal year ended April 30, 2007	1.14
Fiscal year ended April 30, 2006	1.18
Fiscal year ended April 30, 2005	1.27
Fiscal year ended April 30, 2004	1.35
Fiscal year ended April 30, 2003	1.54

The exchange rate was $0.9929 on October 1, 2007.

3.B.

Capitalization and Indebtedness

Not applicable

3.C.

Reasons for the Offer and Use of Proceeds

Not applicable

3.D.

Risk Factors

The Company is subject to a number of risks due to the nature of its business, including its present exploration state.  The following describes the material risks that could affect the Company.

No known Reserves or Resources

The Company’s properties are in the exploration stage and are without a known body of commercial mineral deposits.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.” The Company has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties and the Golden Promise, South Golden Promise and Victoria Lake properties. As a result, unless we acquire additional property interests, any adverse developments affecting the Central Mineral Belt properties and the Golden Promise, South Golden Promise and Victoria Lake properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

Competition from other energy sources and public acceptance of nuclear energy may affect the demand for uranium

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity.  These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term.  Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services.  Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity.  Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

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

We may be subject to additional costs for land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the Central Mineral Belt properties and the Golden Promise, South Golden Promise and Victoria Lake properties. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine.  Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities.  Such costs may have a material adverse impact upon our financial condition and results of operations.

The inability to obtain necessary permits would adversely affect our ability to operate our business

We may not receive the necessary permits or receive them on acceptable terms, if at all, in order to conduct further exploration and to develop the Central Mineral Belt properties and the Golden Promise, South Golden Promise and

Victoria Lake properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect our operations.

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

Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable

Uranium prices received, if any, could be such that our properties cannot be mined at a profit.  The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals.  The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond  the control  of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of  substitutes, inventory levels and carrying charges.  With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production.  Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Central Mineral Belt properties and the Golden Promise, South Golden Promise and Victoria Lake properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties.  Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable.

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

The market price of our common shares may experience substantial volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, iron oxide, copper, gold and other minerals and base metals, or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of our President, Mark Morabito or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Several of our officers and/or directors, including Messrs. Morabito, Liland, Sujir and Wallis and Ms. Bolden, also serve as directors and officers of Target Exploration and Mining Corp. (“Target”).  Target is also involved in natural resource exploration and development.  While Target’s operations are focused in geographical locations different from ours, it is possible that various opportunities may arise in which Mr. Morabito and our other directors may experience a conflict of interest and could result in a diversion of opportunities to Target.   We have no formal measures in place to prevent such conflicts of interest.  As a result of such conflicts, transactions between us and Target may not be on the same terms as would a transaction negotiated by unaffiliated third parties at arms’ length.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2007, according to U.S. GAAP, is $23.8 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of September 30, 2007 we had 8,571,750 share purchase options outstanding and 344,261 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 71,740,789 (as of September 30, 2007) to 80,656,800.  This represents an increase of 12.4% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted. As of September 30, 2007, there were 8,571,750 share purchase options outstanding, which, if exercised, would result in an additional 8,571,750 common shares being issued.

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

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act which may result in shareholders having less complete and timely data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders also may result in shareholders having less data.

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

Facsimile: (604) 681-8039

Website: www.crosshairexploration.com

Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, President.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares have been trading on the TSX Venture Exchange with the trading symbol “CXX” since March 1, 2004.  On February 10, 2006, the Company graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our Common Shares began trading on the American Stock Exchange with the trading symbol “CXZ.”

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

Property Acquisitions

Since the beginning of fiscal 2007, we have acquired the following properties :

Newfoundland

On May 1, 2006, we entered into an option agreement with Rubicon Minerals Corporation (“Rubicon Minerals”) to earn a 60% interest in the Golden Promise project. On December 8, 2006, Rubicon Minerals spun-off its Newfoundland mineral properties under a plan of arrangement to Paragon Minerals Corporation (“Paragon

Minerals”).  All references to Paragon Minerals in this report also include its predecessor, Rubicon Minerals, where the context requires.  The Golden Promise claims are contiguous with those of our South Golden Promise Property. In order to earn our interest, we must spend $4.0 million over four years (including $750,000 in the first year), issue shares totaling 80,000 (including 20,000 shares in the first year) and make underlying property payments. The budget for the first year after vesting will be capped at $3.0 million unless increased by mutual consent.

On June 7, 2006, we acquired 90 additional claims from Paragon Minerals (originally optioned by Paragon Minerals from local private interests) contiguous with the southwestern portion of the South Golden Promise property in the Victoria Lake region. This is an addendum to the original Victoria Lake Property agreement signed with Paragon Minerals in February, 2003.  We can earn a 60% interest in the additional 90 claims by maintaining the claims in good standing and making cash payments totaling $95,000 to the property vendors. The property vendors also maintain a 2.5% Net Smelter Return Royalty (NSR) on the property.

In July 2007, we staked an additional 34 claims contiguous with the South Golden Promise property boundary, which are subject to the terms and conditions of the option agreement signed with Paragon Minerals.

Labrador

In May 2007, we entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby we acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licences in the Central Mineral Belt of Labrador totaling 34.75 km.  Three of the licences, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other licence, referred to as the Partridge River block, is situated approximately 95 km west of the property.  Under the terms of the agreement, we may earn a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the vendors over a three year period.

Between April and July 2007, we staked an additional 120 claims contiguous with the Central Mineral Belt project boundaries, bringing the total number of claims to 2,999 covering 74,975 hectares.  A total of $24,000 in eligible exploration expenditures must be spent on these claims before July 2008.

Property Terminations

We have not terminated our options in any of our properties since the beginning of fiscal 2007.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2005	$ 1,566,346(1)
Fiscal 2006	$ 1,435,954(2)
Fiscal 2007	$10,631,531(3)

(1)

These funds were spent as outlined below (Note - The total amount includes acquisition costs of $245,000, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	South Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Central Mineral Belt Project	DJ Gold Property
Drilling and Trenching	$ 51,712	$ 126,550	$ 13,076	$ 2,008	--	--	--
Geology	171,706	7,270	143,655	30,756	$ 64,473	$ 193,243	$ 6,349
Geophysics	44	2,346	23,500	11,154	--	83,137	--
Admin.	19,671	20,111	19,025	2,917	23,305	20,201	720
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580
Write off of mineral property	--	--	--	(109,878)	--	--	(79,110)

(2)

These funds were spent as outlined below:

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	South Golden Promise	Beigou Gold Property	Central Mineral Belt Project	Otter/Portage Lake Properties	Sinbad Claims
Drilling and trenching	$ 32,349	--	$ 37,929	--	$ 323,008	--	--
Geology	73,089	$ 10,872	145,301	$ 41,410	541,753	$ 400	$ 8,597
Geophysics	3,562	--	98,112	--	1,085,376	--	--
Administration	4,188	2,463	36,148	17,081	152,555	--	--
Technical analysis	22,438	104	110,393	--	87,725	--	--
Acquisition costs	--	--	82,000	--	290,000	70,000	4,125
Credits received	(36,693)	(31,326)	(22,150)	--	(266,300)	--	--
Write-off of mineral properties	(884,096)	(374,522)	--	(229,935)	--	--	--

(3)

These funds were spent as outlined below:

Expense ($)	South Golden Promise	Golden Promise Property	Central Mineral Belt Project	Otter/Portage Lake Properties	Sinbad Claims
Drilling and trenching	$514,059	640,629	$2,474,435	94,698	--
Geology	78,338	32,738	2,070,123	34,741	3,127
Geophysics	79,961	--	2,278,608	62,900	--
Administration	42,743	54,301	343,171	7,765	--
Technical analysis	40,189	17,336	432,758	8,261	--
Acquisition costs	223,500	110,400	710,000	276,750	--
Credits received	--	--	--	--	--

We expect to incur capital expenditures of approximately $12,000,000 for fiscal year 2008.  Our capital expenditures have been financed through sales of our Common Shares.

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

We are currently focusing our exploration activities on the following properties:

•

South Golden Promise, Victoria Lake and Golden Promise properties located in Newfoundland, Canada, acquired through option agreements with Paragon Minerals in February 2003 and May 2006.

•

Central Mineral Belt properties located in Labrador, Canada, acquired through separate option agreements in November 2004 (amended March 2005), December 2005 and May 2007, as well as through claim staking.

We are currently considering a strategy of combining the Golden Promise project, the South Golden Promise project and our Victoria Lake project into a new company, which could be spun out to our shareholders.  Such a strategy would allow us to focus exclusively on our Central Mineral Belt Labrador uranium projects.  Our implementation of such a strategy will depend on our exploration results and prevailing market conditions.  However, we may also decide to not implement this strategy.

During fiscal 2006, we decided not to pursue exploration on certain properties.  In this regard, the option-JV agreements with Paragon Minerals for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off.  During fiscal 2005, we announced that we had completed a formal joint venture with the Liaoning Non-ferrous Geological Bureau in China for the Beigou Gold Project.  However, during the third quarter of 2006, we decided to shift our main focus to our Newfoundland and Labrador properties and as a result decided not to continue with the Beijou Gold Property in China.

During fiscal 2004, we entered into agreements to acquire a 100% interest in the North Paul’s Pond Gold Property in Newfoundland and the DJ Gold Property in Shaanxi, China, which were subsequently terminated in fiscal 2006 and fiscal 2005, respectively.  Related property costs were written off.

Pasadena
N
500000m
550000m
Badger
Golden Promise
Project
Jaclyn Zone (Au)
Labrador
Newfoundland
Map
Area
Snow White /
Linda (Au)
Buchans
Millertown
5400000m
South Golden
Promise Project
Bobbys Pond
(Zn, Cu, Pb, Au, Ag)
Boundary Deposit
(Zn, Cu, Pb, Au, Ag)
Duck Pond Deposit
(Zn, Cu, Pb, Au, Ag)
Tulks Prospect
(Zn, Cu, Pb, Au, Ag)
Long Lake Deposit
(Zn, Cu, Pb, Au, Ag)
Boomerang Deposit
(Zn, Cu, Pb, Au, Ag)
Valentine Lake (Au)
5350000m
Victoria Lake
Project
Producing Deposit
Deposit / Prospect
(base metals)
Deposit / Prospect (gold)
CROSSHAIR
EXPLORATION & MINING
Golden Promise / South Golden Promise / Victoria Lake
Claims Location Map
Drawn: JM
NTS: 12 A
CXX - TSX.V
Scale: 1:500,000
DATUM NAD27
Date: Aug. 2007

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

4.D.

Property, Plants and Equipment

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in the Province of Newfoundland and Labrador, Canada.   Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 2,858 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006 and our current monthly rent is approximately $7,575. We also have a field office at 39 Sagona Avenue, Mount Pearl, Newfoundland, Canada where our current monthly rent is approximately $3,574.

Newfoundland

Golden Promise Property and Agreements

Paragon Minerals acquired an option to earn a 100% interest in the Golden Promise property subject to an underlying option agreement with William Mercer and Stephen Courtney (the “Vendors”).  A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($155,000 paid) and 100,000 Paragon Minerals common shares, all of which have been issued.  The option arrangement with Mr. Courtney involves 6 claims (150 hectares) with payments totaling $35,000. Both vendors are entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at anytime. Paragon Minerals also staked claims in the immediate vicinity of the vendors claims to now hold a total of 1,033 claims as outlined in the Summary of Licences Under Option below.

On May 1, 2006 we entered into an option agreement with Paragon Minerals whereby we acquired an option to purchase and earn a 60% interest in the Golden Promise property.  In order to earn the 60% interest, we agreed to pay $4 million in exploration expenditures on the property and issue 80,000 common shares to Paragon Minerals, over a four year period. The schedule of work and share issuance is as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon Minerals
Within 5 days of execution Date	--	20,000
on or before 1st anniversary	$ 750,000	20,000
on or before 2nd anniversary	$ 900,000	20,000
on or before 3rd anniversary	$ 1,100,000	20,000
on or before 4th anniversary	$ 1,250,000	Nil

In lieu of making any or all share payments as outlined above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each share).  As of April 30, 2007, we incurred $745,004 in exploration expenditures, paid $85,000 in cash and issued 20,000 Common Shares at a value of $25,400 for acquisition costs.

The six blocks of licenses cover 25,825 hectares in 1,033 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$0.00	July 9, 2007	September 7, 2006	$600.93 by 2006/07/09

11028M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$85,929.15 by 2008/06/21
11029M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$80,698.88 by 2008/06/21
11033M	256	2D/13, 12A/16	$0.00	June 21, 2007	August 20, 2007	$99,928.62 by 2008/06/21
11034M	217	12A/16	$0.00	June 21, 2007	August 20, 2007	$94,636.18 by 2009/06/21
11057M	42	12A/16	$0.00	October 28, 2009	December 27, 2006	$5,398.54 by 2006/10/28

Total:	1,033

Paragon Minerals will be the operator (manager) overseeing the execution of the exploration programs in the first and second years for cost plus 8% fee.  Subsequent to the second year, we will consider renewing Paragon Minerals as operator or elect to carry out the exploration programs on Golden Promise using in-house personnel.

Property Location

The Golden Promise Property consists of six blocks of licenses located east, and northeast of Red Indian Lake in west central Newfoundland specifically within National Topographic Series (NTS) Map Sheets 12A/16 and 2D/13, part of the Grand Falls – Buchans Electoral District.    The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Buchans Highway (Route 370) is the principal access road to the various blocks in the west and southwest portions of the property where most of the exploration activity has been focused.  Access to the eastern and southern portions of the property is gained via logging roads trending south and west of the town of

Grand Falls-Windsor, a major industrial hub for central Newfoundland.   The Exploits River, the largest river system on the Island of Newfoundland, crosses the north-western part of the property.  Secondary access to most of the property is provided by logging roads and snowmobile and ATV trails leading from Route 370 as well as the logging roads south and southwest of Grand Falls-Windsor.

History and Previous Work

The exploration history of the vast majority of the property dates back only as far as 2002, when a prospector working in an area burned by a major forest fire in 1999 located gold-bearing quartz boulders immediately north of Route 370 approximately 10 kilometers southwest of the town of Badger.  Exploration in the region prior to 2002 traditionally focused on the massive sulphide districts located south and west of the current property boundaries.  The mining town of Buchans, located about 30 kilometers west - southwest of the property, produced ores carrying extremely rich grades of zinc (14.5%), copper (1.4%), lead (7.6%), gold (1.3 grams per  tonne) and silver (126 grams per tonne) for 56 years prior to closing in 1984. The massive sulphide districts of Newfoundland are renowned for their high grade and polymetallic nature.

The property was mapped by both the Provincial and Federal Geological Surveys whose efforts included regional scale geological surveys and geochemical surveys including glacial till and lake sediment sampling.

In the spring of 2002, a local prospector, William Mercer, discovered several large boulders of gold bearing float of which a composite sample from 10 boulders returned 30 grams per tonne gold. The property was subsequently optioned by Mr. Mercer to Paragon Minerals in July of 2002.

Geological Setting

The property lies within the Dunnage Zone, a major tectonic and stratigraphic succession of Cambrian to Ordovician aged volcanic and sedimentary rocks occupying much of central Newfoundland.  The Dunnage Zone rocks record the opening and closing of a proto-Atlantic Ocean known as Iapetus.  The Dunnage Zone can be subdivided into two subzones, the Notre Dame and the Exploits, which are separated by a major fault system known as the Red Indian Line. The bulk of the Golden Promise property is inferred to be underlain by rocks of the Exploits Subzone, which includes the Badger and Victoria Lake Groups.

Regional Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, which conformably overlie Caradocian black shale, which in turn overlie Ordovician volcanic and sedimentary rocks of the Victoria Lake Supergroup.  The volcanic sequences of the Victoria Lake Supergroup are among the most prolific hosts to massive sulphide copper/lead/zinc deposits in Canada.

Property Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, consisting mainly of arkose, greywacke and shale. The Badger Group rocks sit on top of the Victoria Lake sequences of volcaniclastic and fine grained sedimentary rocks.  A unit of black shale of Caradocian age separates the Badger Group from the Victoria Lake Group and is a regional stratigraphic marker.  All rock units have been folded into a series of tight, isoclinal, upright, northeast plunging folds.  The dominant structural trend is northeasterly as demonstrated by northeasterly faults and mafic dykes, which occupy the faults at several locations.

The mineralization at Golden Promise consists of a series of sub-parallel gold-bearing quartz veins ranging up to 4 meters in true thickness. The veins are milky white, inclusion rich and locally bladed. Gold is hosted by the veins typically occurring within narrow intervals (20-30 cms) close to vein margins.  Fine grained arsenopyrite is the most common accessory mineral with lesser amounts of pyrite, galena, spahalerite and chalcopyrite (< 1%).

At least 5 known zones of gold mineralization are known to occur at Golden Promise and include the Jaclyn, Jaclyn South, Jaclyn North, Christopher and Shawn’s Shot occurrences, of which the most important are the Jaclyn,  Jaclyn South and Jaclyn North Zones.  The most significant mineralization occurs at the Jaclyn Zone, which has been defined by diamond drilling over a strike length of 750 meters and to a vertical depth of 270 meters. A total of 63 holes have been drilled in to the Jaclyn Zone (9,000 meters) including 11 as part of the ongoing Phase 3 program which began at the end of June 2007.  Significant intersections include GP02-01 which returned 16.57 grams per tonne gold over 1.64 meters, GP02-05 which returned 11.41 grams per tonne gold over 1.80 meters, GP02-09 which returned 7.05 grams per tonne gold over 2.22 meters, GP07-83 which returned 6.51 grams per tonne gold over 1.40 meters, and GP07-90 which returned 10-14 grams per tonne gold over 1.40 meters.  Drilling completed in August of 2006 intersected a new hangingwall zone of mineralization which returned 93.71 grams per tonne gold over 1.40 meters.

The Jaclyn North occurrence, located 250 meters north of the Jaclyn Zone, has been tested by 10 drill holes and has been defined over a 250 meter strike length.  The occurrence has returned values up to 5.24 grams per tonne gold over 1.70 meters.

The Jaclyn South occurrence, located 300 meters southeast of the Jaclyn Zone, consists of at least 3 vein zones up to 3.4 meters thick and has been tested by four drill holes.  The best result to date is 0.30 meters grading 44.6 grams per tonne gold.

Exploration and Development

In July of 2002, the property was optioned by local prospectors to Paragon Minerals who completed a Phase 1 drilling program to follow up on the discovery of high grade gold-bearing float. The 21 hole program (1,045 meters) tested the Jaclyn Zone along a 225 meter strike length and to a vertical depth of 50 meters.  Subsequent drilling in late 2003 extended the Jaclyn Zone along strike and to depth, and also tested the newly discovered Jaclyn North and Jaclyn South Zones.

We optioned the Golden Promise property from Paragon Minerals on May 1, 2006 and embarked on a Phase 2 drilling program in June.   The Phase 2 program, completed in February 2007, included 5,488 meters of drilling in 29 holes on the Jaclyn, Jaclyn North and Jaclyn South Zones.  In late June 2007, a 3,750 meter Phase 3 drilling program was initiated on the property, of which 2,614 meters have been completed in 15 holes.  The remaining eight planned drill holes of the Phase 3 program are to be completed before the end of 2007.

The first year of the agreement between Crosshair and Paragon Minerals will see Paragon Minerals manage the program and collect an 8% management fee.  Paragon Minerals has carried all exploration programs since 2002 and is the best candidate for managing the program.  Successive drilling programs to date have been successful in extending the known limits of the Jaclyn Zone to 750 meters along strike and to vertical depths of 270 meters.

To date over $2.5 million in exploration work has been carried out on the property since 2002.  The work includes more than 80 drill holes of which 63 have been drilled on the Jaclyn Zone, 4 holes at Jaclyn South and, 10 holes at Jaclyn North, 2 holes at the Christopher Zone and 2 holes at the Shawn’s Shot occurrence.  The remaining drill holes tested various geochemical and geophysical targets over the remainder of the property. The drilling followed extensive soil sampling, prospecting and trenching, which included 21surface trenches, 5,624 soil samples and 2,334 rock samples as well as geological and structural mapping surveys.  An 8,250 kilometer high resolution airborne magnetic and electromagnetic survey was flown in late 2003 to assist in the geological mapping and structural interpretation of the property.  The airborne survey was extremely successful in outlining the trace of the Caradocian shale, a key marker unit closely associated with the mineralization at the Jaclyn Zone in particular.

South Golden Promise Property

Paragon Minerals, acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats (the "Vendors"). The Vendors are entitled to a 2.5% Net Smelter Return.  Paragon Minerals can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0%.  As of September 2005, Paragon Minerals completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

On February 14, 2003, we entered into an option agreement with Paragon Minerals whereby we acquired an option to purchase and earn a 60% interest in the South Golden Promise Property.  In order to earn the 60% interest, we agreed to pay $1,750,000 in exploration expenditures on the property and issue 400,000 common shares to Paragon Minerals, over a four year period.  The schedule of work and share issuance is as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon Minerals
on Approval Date	--	100,000
on or before 1st anniversary	$ 250,000	100,000
on or before 2nd anniversary	$ 300,000	100,000
on or before 3rd anniversary	$ 500,000	100,000
on or before 4th anniversary	$ 700,000	--

As of April 30, 2007, we incurred $1,647,312 in exploration expenditures, issued 400,000 Common Shares at a value of $328,000 and paid cash of $27,500 on this property.

The two blocks of licenses cover 17,800 hectares in 712 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
SGP

12460M	70	12A/09,10, 15,16	$0.00	November 22, 2009	January 21, 2008	$11,224.08 by 2007/11/22

12462M	256	12A/16	$0.00	August 19, 2012	October 18, 2008	$4,605.26 by 2009/08/19
13591M	23	12A/16	$0.00	November 22, 2009	January 21, 2008	$6,538.63 by 2007/11/22
13766M	34	12A/15, 16	$1,700.00	August 16, 2012	October 15, 2008	$6,800.00 by 2008/08/16
11058M	20	12A/16	$0.00	October 28, 2009	December 27, 2007	$6,921.20 by 2008/10/28
11059M	4	12A/16	$0.00	October 28, 2009	December 27, 2007	$568.64 by 2010/10/28
Victoria
08883M	166	12A/06	$0.00	July 2, 2012	September 1, 2008	$83,525.58 by 2009/07/02
12380M	139	12A/06	$0.00	July 5, 2009	September 3, 2008	$77,701.49 by 2013/07/05
Total:	712

Paragon Minerals was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee.  Subsequent to the first year, we have operated and carry out the exploration programs on the South Golden Promise property using in-house personnel.

We are responsible for paying for and renewing these licenses.  The fee for license renewals is $25 per claim every five years and failure to pay the fee will result in the loss of the claims.

Property Location

The South Golden Promise Property consists of two blocks of Licences located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District.  The property is named for the extension of similar geology of the Golden Promise property which is contiguous and immediately northeast of the South Golden Promise claims.  The South Golden Promise Property also includes the Victoria Lake claims which are targeting massive sulphide deposits as opposed to the gold targets of Golden Promise and South Golden Promise

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 kilometers to the southwest of Badger, and from Grand Falls-Windsor, immediately east of the property. The Millertown – Lake Ambrose logging haulage road west southwest of Buchans Junction is the principal access road to the various claim blocks to the south and southwest.  The Exploits River, the provinces largest river system, crosses the northern portion of the property.  The Victoria Lake claim group, the southwestern most claims, are best accessed by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake.  Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

History

The northeastern portion of the property has received the least amount of previous exploration.  In fact, prior to the discovery of gold-bearing boulders at Golden Promise in 2002, most of the northern half of the property had received no previous exploration.

The bulk of exploration activity in the region focused on the highly prospective volcanic rocks to the southwest which are known to host numerous copper and zinc prospects in the region.  The sedimentary sequences that host the Jaclyn gold mineralization were completely ignored by previous explorers.  The volcanic sequences, most common on the south side of the Exploits River and occurring in the south central portion of the South Golden Promise property, received moderate amounts of exploration in the search for base metals (copper, lead and zinc).  Noranda was most active and carried out ground surveys including, line cutting, geological mapping, soil sampling and geophysics.  Several widely spaced drill holes did not intersect any mineralization.  Immediately east of the property Aur Resources (subsequently taken over by Teck/Cominco) commenced commercial production in January 2007 at the Duck Pond deposit and will produce concentrate containing copper, zinc, lead, gold and silver over the projected 10 year life of the mine.

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property.  The claims are considered highly prospective to host significant quantities of  massive sulphides rich in copper, lead, zinc, gold and silver.  Noranda carried out numerous exploration programs over the past 25 years including diamond drilling.  Favourably altered volcanic rocks were encountered in several localities and suggest that massive sulphide bodies could exist on the claims.  Work by Paragon Minerals in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group.  Results include sulphide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.

Property Geology

The South Golden Promise property, in particular the northern and central portions, is underlain mainly by sedimentary and volcanic rocks of the Ordovician Victoria Lake Group which are in turn overlain by the Badger Group sedimentary rocks.  The Badger Group rocks only occur in the northern portion of the property with the vast majority of the property area underlain by rocks of the Victoria Lake Group.  The Victoria Lake Group is dominated in the upper sections by fine grained sedimentary sequences, while the lower portions of the Group are dominated by mafic and felsic volcanic rocks with minor interbedded sedimentary rocks.  The Victoria Lake Group and Badger Group rocks are separated by a regionally important marker horizon of Caradocian shale.

The prominent structures on the property are a major syncline - anticline pair traced by folds in the Cardocian shale. The folds are tight and upright with a gentle plunge to the northeast. Penetrative foliation is common and sub parallel to bedding.  Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

The Victoria Lake claims are underlain mainly by volcanic and sedimentary rocks of the Victoria Lake Group.  The felsic volcanic rocks in this area are considered highly prospective for hosting significant massive sulphide deposits and several areas of favourably altered and locally mineralized volcanic rocks are known to occur.  These areas will be the primary target of exploration efforts on that portion of the property.

Exploration and Development

Since acquiring the properties, we have completed several phases of exploration including prospecting, mapping, till and rock sampling as well as excavator trenching on targets defined by the other works.  The Victoria Lake claims also had ground gravity surveying completed to help identify potential massive sulphide targets.  Diamond drilling has been carried out on the gold targets at South Golden Promise and the massive sulphide targets at Victoria Lake.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters in diamond drilling.  A total of 16 holes were completed at South Golden Promise with two holes returning visible gold bearing quartz veining returning a high of 19.5 grams per tonne gold over 1.15 meters.  Further work including diamond drilling and trenching of soil geochemical anomalies is proposed for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by Crosshair.  Favorably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon Minerals personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  Further work including diamond drilling has been recommended.

Labrador—Central Mineral Belt

The Moran Lake Property

On October 14, 2004, we entered into an agreement with a private individual, Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property, comprising 67 claims in Central Labrador. On March 1, 2005 we acquired another 187 claims from Lewis Murphy. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($9.9 million of exploration work has been carried out as of April 30, 2007), the issuance of 1,600,000 common shares, of which 1,100,000 common shares have been issued, and cash payments of $575,000, of which $300,000 has been paid, with the balance of the shares and cash payable over a five-year term.  The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.  A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

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
$200,000 per year on or before November 10 of every subsequent year until the Moran Lake Property is put into commercial production

On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company.  The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings.  In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000.  Through April 30, 2007, we have spent $208,765 in exploration costs, issued 125,000 Common Shares and made cash payments of $55,000

In May 2007, we entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby we acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licences in the Central Mineral Belt of Labrador totaling 34.75 km.  Three of the licences, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other licence, referred to as the Partridge River block, is situated approximately 95 km west of the property.  Under the terms of the agreement, we may earn a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the vendors over a three year period.

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

Summary of Licences under Option

Licence	Claims	NTS AREA	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
9781M	28	13K/10	$0.00	December 1, 2008	January 30, 2008	$25,200.00 by 2016/12/01
9783M	3	13K/06	$0.00	December 1, 2008	January 30, 2008	$1,759.28 by 2015/12/01
10367M	8	13K/03	$0.00	November 15, 2009	January 15, 2008	$1,220.96 by 2012/11/15
10368M	48	13K/06	$0.00	November 15, 2009	January 15, 2008	$43,200.00 by 2016/11/15
10715M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2008	$91,696.10 by 2010/04/01
10716M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$73,303.49 by 2010/04/01
10717M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$70,765.01 by 2010/04/01
10718M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$95,002.35 by 2010/04/01
10719M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2008	$93,087.60 by 2010/04/01
10720M	256	13K/07	$0.00	April 1, 2010	May 31, 2008	$94,249.10 by 2010/04/01
10722M	201	13K/02, 03, 06	$0.00	April 1, 2010	May 31, 2008	$70,230.06 by 2010/04/01
10723M	229	13K/07	$0.00	April 1, 2010	May 31, 2008	$79,185.50 by 2010/04/01
11395M	36	13K/06	$1,800.00	November 16, 2010	January 15, 2008	$17,129.24 by 2011/11/16
11770M	140	13K/06	$7,000.00	February 28, 2011	April 30, 2008	$48,685.74 by 2011/02/28
11833M	16	13K/07	$0.00	July 22, 2012	September 20, 2008	$14,400.00 by 2017/07/22
11834M	48	13K/06, 07	$0.00	July 22, 2012	September 20, 2008	$43,200.00 by 2017/07/22
11835M	27	13K/06, 07	$0.00	July 22, 2012	September 20, 2008	$24,300.00 by 2017/07/22
12616M	79	13K/06,07, 10,11	$0.00	April 1, 2010	May 31, 2008	$13,444.14 by 2011/04/01
12617M	89	13K/10	$0.00	February 21, 2010	April 23, 2008	$18,907.05 by 2010/02/21
12618M	252	13K/07, 10	$0.00	January 31, 2010	April 2, 2008	$10,780.33 by 2012/01/31
13427M	105	13K/03	$5,250.00	May 3, 2012	July 2, 2008	$21,000.00 by 2008/05/03
13634M	5	13K/03	$250.00	July 5, 2012	September 3, 2008	$1,000.00 by 2008/05/07
13635M	10	13K/06	$500.00	July 5, 2012	September 3, 2008	$2,000.00 by 2008/05/07
12353M	66	13K/03	$3,300.00	July 24, 2011	September 22, 2008	$19,380.14 by 2011/07/24
12376M	39	13K/02, 03	$1,950.00	July 31, 2011	September 29, 2008	$12,565.46 by 2011/07/31
13332M	11	13K/03	$550.00	April 12, 2012	June 11, 2008	$2,200.00 by 2008/04/12
12352M	23	13L/02	$1,150.00	July 24, 2011	September 22, 2008	$6,939.29 by 2011/07/24

Total:	2,999

Map Area
Labrador
12617M
12618M
9781M
Labrador
Inuit Lands
12616M
11834M
Labrador Inuit
Settlement Area
11835M
9783M
11770M
11395M
10716M
10715M
10723M
10720M
10717M
10368M
10719M
10718M
013635M
013634M
10722M
10367M
013427M
012376M
012353M
013332M
6040000m
6020000m
6000000m
620000m
640000m
N
CROSSHAIR
EXPLORATION & MINING
Central Mineral Belt Project
Claims Location Map
Drawn: JM
NTS: 13 K
Figure
Scale: 1:250,000
DATUM NAD27
Date: Sept 2007

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

The topography of the Moran Lake area consists of rolling highlands with maximum relief approaching 300m.  The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with thick intervening growth of alders.  Almost everywhere there is a thick ground cover of moss.  The valleys are steep sided at many locations and are often host to boggy ground with small ponds or lakes.  Moran Lake, one of the largest lakes on the property, occupies a prominent valley which trends east-northeast.

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

In the summer of 1977, a full exploration  program was carried out on the C zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 metres. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September.  In the winter of 1978, Shell completed a 17 hole, 1,542 m drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization.  The following summer’s exploration program consisted of VLF- EM, magnetometer and altimeter surveys over the entire C zone, with a 15 hole, 1,581 m drill program to test the uraniferous zones.  Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake.  This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 m to explore the unconformity and the later named Lower C zone.

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

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to Crosshair in October of 2004.  In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, Crosshair invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at Olympic Dam in Australia.

Since acquiring the Moran Lake property in October, 2004, we have embarked on an aggressive program including airborne radiometric and magnetic surveys, compilation of previous work including sampling archived drill core from the 1970’s Shell Canada Resources drilling, and commencement of diamond drilling in January of 2006.  A more detailed description of the exploration program is included below under “—Exploration.”

Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available. This encompasses mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, both groups containing known occurrences of uranium, Cu, Pb, Zn, Ag, Fl and iron (as pyrite and hematite).

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

The Bruce River Group consists of a basal, polymictic conglomerate and sandstone of the Heggart Lake Formation overlain by polymictic conglomerate and tuffaceous sandstone of the Brown Lake Formation.  The uppermost and thickest unit of the Group is the Sylvia Lake Formation, a bimodal, potassic calc-alkaline assemblage of predominantly subaerial volcanic rocks which are coeval with the plutons of the Trans Labrador Batholith.  Northerly directed compression during the Grenville orogenic event folded the Bruce River Group into a northeast-trending, open, upright syncline.

Exploration

We acquired the property in October of 2004 and immediately launched a comprehensive review and compilation of all previous exploration carried out on the property.  The results of the review confirmed that the property had considerable potential to host multiple uranium and uranium rich iron oxide copper gold deposits (IOCG).

Exploration work on the property by Crosshair has included line cutting, ground geophysical surveys, lake sediment sampling and till geochemical surveys, prospecting, limited hand trenching and geological mapping.  The ground geophysical surveys include gravity, induced potential (IP), and horizontal loop EM (Max-Min) surveys.  An airborne radiometric and magnetic survey totaling 7,312 line kilometers covering the entire property was carried out by Fugro Airborne Surveys in 2005.  A supplemental airborne survey totaling 675 kilometers covering several claims acquired subsequent to the 2005 survey was carried out by Fugro in 2006.  In 2007, a helicopter supported electromagnetic and magnetic (HeliGEOTEM) survey totaling approximately 4,500 line kilometers was carried out over 2 different blocks on the property.  Follow-up of targets identified from interpretation of the various data has resulted in the discovery of several new showings and target areas, some of which have been drill tested as well as others that are being advanced to the drill ready stage.

A NI43-101 report was commissioned in 2007 and included a revised resource estimate for the Upper and Lower C-Zones based on our drilling to date as well as previous drilling carried out by Shell Canada Resources Limited.  The estimate included an indicated resource in the Upper C-Zone of 3.19 million pounds U3O8 (3.75 million tonnes at 0.04%), as well as inferred resources of 4.59 million pounds U3O8 (6.32 million tonnes at 0.03%) in the Upper and Lower C-Zones.

Drilling

We launched our first drill program in February 2006, completing approximately 2,900 meters of drilling in 19 holes at the C-Zone.  Further drilling using two drill rigs and totaling over 18,600 meters was carried out during the summer of 2006, followed by an additional 9,400 meters of drilling during the winter of 2007.  The drilling programs focused on defining uranium mineralization at the C-Zone, which represents the most advanced uranium target on the property, but also tested targets at the B-Zone, Area 51, Moran Heights, Madsen Lake, and Area 1.

 Our 2006 drill program totaled 21,486 meters and consisted of 137 holes, of which 58 tested the Upper C Zone and 10 tested  the Lower C zone.  The remainder of the holes tested seven other anomalies or showings on the property.  From late January 2007 to late April of 2007, we carried out further drilling at the C Zone as well as limited drilling at the Armstrong and Dominion showings and Area 1.  Total drilling in the winter 2007 amounted to 9,410 meters in 34 holes.  At the C Zone, our 2007 winter drill program consisted of 8,211 meters in 26 holes.  Fifteen of the holes tested both the Upper and Lower C Zone, 6 holes (1,042 meters) tested the Upper C Zone only, and 5 holes (1,166 meters) tested the Lower C Zone.  The program expanded the C Zone mineralization along strike and to depth.  The program also included the intersection of the thickest and highest grades of uranium reported from the Lower C Zone.

Significant results from the Phase 1 and 2 programs at the C-Zone include 6.03 meters grading 0.11% U3O8 in hole ML-09, 30.30 meters grading 0.13% U3O8 in hole ML-20, and 28.90 meters grading 0.14% U3O8 in hole ML-32.  At the B-Zone, hole ML-BZ-01 returned 0.27% U3O8 over 7.56 meters, including 0.96% U3O8 over 1.26 meters. At Area 1, hole ML-A1-16 intersected 11.50 meters grading 0.11% U3O8.  All zones of mineralization reported to date are open for extension.

A third drill rig was mobilized to the property during the summer of 2007 for the Phase 3 diamond drilling program.  To date over 11,000 meters have been drilled as part of the Phase 3 program at the C-Zone, Area 1, and Croteau Lake.  Preliminary assay results from the Phase 3 program have returned some of the best intercepts to date from the C-Zone, including hole ML-87 which graded 0.10% U3O8 over 45.7meters, and hole ML-90 which graded 0.10% U3O8 over 36.7 meters.  We plan to continue drilling in 2007 with a focus on the Upper C Zone and a property wide total of 30,000 meters of drilling in all areas tested.

To date on the Moran Lake property, we have completed 136 drill holes at the C-Zone, 45 drill holes at Area 1, 12 drill holes at the B Zone, 2 holes at the Armstrong Showing, 4 holes at the Dominion Showing, 3 holes at Area 3 and 2 holes at Area 2 all located in the central portion of the Moran Lake property.  Several other areas have also been drill tested, including Moran Heights (25 holes), Area 51 (13 holes), Croteau Lake (6 holes), and Madsen Lake (9 holes).  All programs have been helicopter supported producing BTW size drill core.

Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims.  The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits.  (Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8.) The Otter and Portage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity.  Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys are being carried out in order to prioritize targets for diamond drilling in 2008.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years 2007, 2006 and 2005 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 13 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report.  Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily base and precious metals).  We do not have any producing mineral properties at this time and, accordingly, have had no revenues during the past five fiscal years. Our business is primarily focused on the exploration and evaluation of various mineral deposits in the following projects:

•

South Golden Promise (including South Golden Promise and Victoria Lake projects) and Golden Promise projects located in the Province of Newfoundland and Labrador, Canada, acquired through option agreements with Paragon Minerals in February 2003 and May 2006.

•

Central Mineral Belt Project (including Moran Lake) located in Labrador, Newfoundland and Labrador, Canada acquired through 2 separate option agreements in November 2004 and May 2007.

Critical Accounting Policies

Our accounting policies are described in Note 2 of the financial statements for the year ended April 30, 2007.  We consider the following policies to be most critical in understanding our financial results:

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

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).”  We are currently assessing the impact of FAS 146 and EIC Abstract 135 on our financial position and results of operations.

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

Variable interest entities

The FASB has published a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements.  The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2007, 2006 and 2005.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.

Operating Results

Results of Operations for the year ended April 30, 2007 compared to the year ended April 30, 2006

For the year ended April 30, 2007, we incurred a net loss of $5,533,011 ($0.09 per share) compared to a net loss of $2,175,473 ($0.05 per share) for the prior year. We had no operating revenue in either period. The loss is comprised of the general and administrative expenses of $6,584,203, of which $3,696,601 was for stock-based compensation (2006 – $2,410,229, of which $682,213 was for stock-based compensation) and property write-offs of $Nil (2006 - $1,518,429). Management fees and interest income of $385,287 (2006 - $245,065) and realized/unrealized gains on marketable securities of $665,905 (2006 - $Nil) offsets the operating loss.

In the year ended April 30, 2007 compared to the same period in the prior year, we increased our exploration, corporate and financing activities. For example there was an increase in exploration activities on the Moran Lake Property and Golden Promise Property and we hired and appointed new employees, officers, directors and contractors. The additional administration, accounting and management time was required as we increased our business activities. As a result, our operating expenses increased by $4,173,974 in the year ended April 30, 2007 compared to the same period of 2006. The major expense categories were conferences and exhibitions $99,448 (2006 - $Nil); insurance $35,897 (2006 - $Nil); investor relations expense $143,773 (2006 - $130,364); legal fees $212,486 (2006 - $100,700); office and administration $562,642 (2006 - $339,703); stock-based compensation $3,696,601 (2006 - $682,213); travel $306,978 (2006 - $165,538); and wages and salaries expense $923,743 (2006 - $41,441).  72% of this the increase in operating expenses is related to stock-based compensation expense.

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

2006 compared to $60,623 in fiscal 2005; and office and miscellaneous expenses of $339,703 in fiscal 2006 compared to $120,993 in fiscal 2005.

Exploration Expenditures

During fiscal 2007 and fiscal 2006, we incurred the following expenditures on exploration of properties as follows:

	Apr. 07 Quarter	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter
Current Properties
Golden Promise	167,450	229,409	205,548	252,997	Nil	Nil	Nil	Nil
Moran Lake Property (Central Mineral Belt Project)	2,557,718	1,505,655	2,888,512	1,357,210	781,868	701,278	680,903	50,066
Otter / Portage Lake (Central Mineral Belt Project)	Nil	276,750	149,918	58,447	(2,400)	72,800	Nil	Nil
Sinbad Claims	Nil	Nil	2,351	776	8,597	4,125	Nil	Nil
South Golden Promise (Victoria Lake)	7,119	297,887	473,612	200,172	62,427	89,472	190,921	144,912
Properties written-off
Glenwood Break	Nil	Nil	Nil	Nil	Nil	Nil	(892,998)	107,836
Wings Point-Titan	Nil	Nil	Nil	Nil	Nil	Nil	(408,234)	15,825
Beigou Gold Property	Nil	Nil	Nil	Nil	Nil	(229,935)	21,562	24,544
Other Properties	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total	2,732,287	2,309,701	3,719,941	1,869,602	850,492	637,740	(407,846)	343,183

During the year ended April 30, 2007, we spent a total of $10,631,531 on our properties (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs) compared to 2,954,385 incurred during the year ended April 30, 2006.  During the year ended April 30, 2007, we had property write-offs totaling $Nil compared to $1,518,429 during the year ended April 30, 2006.

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

5.B.

Liquidity and Capital Resources

Liquidity – April 30, 2007, April 30, 2006 and April 30, 2005

We had cash on hand of $14,311,417, $13,947,976 and $4,746,707 as of April 30, 2007, 2006 and 2005, respectively.   Our working capital was $15,390,704, $14,093,821 and $4,512,628 as of April 30, 2007, 2006 and 2005, respectively.

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

Financings – Fiscal 2007

During February and March 2007, we raised approximately $7.9 million through the exercise of warrants and issuance of additional Common Shares.  Warrants to purchase 5,028,750 Common Shares were exercised, raising approximately $7.2 million, and a total of 490,375 additional Common Shares were issued, raising approximately $700,000.

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

Capital Resources

Our authorized capital consists of unlimited number of common shares without par value.  At April 30, 2007, we had 70,912,072 issued and outstanding common shares compared to 58,356,045 at April 30, 2006, and at September 30, 2007, we had 71,740,789 issued and outstanding common shares.

We adopted a formal written stock option plan on July 26, 2004.  Under this plan, we may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less 25% discount.  Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant.  The options can be granted for a maximum term of 5 years.  The Stock Option Plan was approved by the TSX Venture Exchange on September 21, 2004.  On February 10, 2006 we amended the Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect our increased issued and outstanding capital.  On July 9, 2007 we further amended the terms of the Stock Option Plan to allow for the extension of options by up to ten business days in the event that an option expires during a time when the Company’s directors, employees and consultants are subject to a Company imposed black out period.

During the year ended April 30, 2007, 2,672,764 stock options were exercised, 700,000 stock options were cancelled or expired and 5,990,000 stock options were granted.  As at April 30, 2007 the Company had 8,981,984 (of which 2,753,484 were exercisable) stock options outstanding at exercise prices ranging from $0.25 per share to $3.10 per share with expiry dates ranging from November 2, 2007 to April 23, 2012. Subsequent to April 30, 2007, 925,000 stock options were granted, 587,500 stock options were cancelled, 630,750 stock options and 190,584 agent’s options were exercised for total proceeds of $603,731. If exercised, the remaining 8,498,150 stock options would increase our available cash by $14,688,860.

As at April 30, 2007, we had 380,244 warrants outstanding at an exercise price of $1.25 per share with an expiry date of November 3, 2007.  If exercised, these remaining warrants would increase our available cash by $475,305.

Contributed surplus was $3,888,533 as at April 30, 2007 (April 30, 2006 - $1,188,003). The increase of $2,700,530 represents $3,696,601 of the fair value of the options released in the year ended April 30, 2007 less $996,071 of the fair value of stock options and warrants exercised.  The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

5.C.

Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and do not engage in conventional research and development.  We have not incurred research and development expenses or adopted research on development policies within the last three fiscal years.

5.D.

Trend Information

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

5.E.

Off-Balance Sheet Arrangements

Not applicable

5.F.

Tabular Disclosure of Contractual Obligations

As at April 30, 2007, we had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$ --	$ --	$ --	$ --	$ --
Operating Lease Obligations	208,835	76,804	173,344	83,445	--
Total	$ 208,835	$ 76,804	$ 173,344	$ 83,445	$ --

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.

Directors and Senior Management

Name	Age	Position
Mark J. Morabito	41	President, CEO and Director
C. Stewart Wallis (2)	63	Director
Jay Sujir (2)	49	Director
David Ying Tat Lee (1) (2)	59	Director
Geir L. Liland	58	Director
Ian B. Smith (1)	62	Director
Leo Power (1)	45	Director
J. Wayne Pickett	53	Vice President, Exploration
Julie L. Bolden	43	VP Corporate Affairs and Corporate Secretary
Douglas R. Brett	54	Chief Financial Officer
Daniel McIntyre	38	VP Investor Relations

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

We are an exploration stage junior exploration company.  As such, we have historically operated without full-time employees and our corporate functions were primarily administered through private consulting companies owned by our current senior management.  Our needs will be dependent upon our level of exploration programs and financial condition.  In 2006, we began entering into employment agreements with our senior officers and currently have employment agreements with Messrs. Morabito, Pickett and McIntyre and Ms. Bolden.  In addition, we entered into a consulting agreement with Douglas Brett and his affiliate for Mr. Brett to act as our Chief Financial Officer.  See Item 6.B. Compensation – Employment and Consulting Agreements.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998. Mr. Morabito devotes 70% of his time during a typical work week to our business.  He is also currently the CEO and a Director of Target.  Target currently trades on the TSX Venture Exchange under the symbol “TEM”.

Target is not engaged, and does not plan to be engaged, in mining exploration in the same geographical areas as us, nor do we plan to pursue mining and exploration opportunities in areas in which Target operates.  Mr. Morabito owns 4.48% of the issued and outstanding shares of Target.  We have no formal measures in place to prevent a conflict of interest and independent directors are required to approve any transactions we complete with Target.  All transactions with Target are disclosed as related party transactions and reviewed.  We believe the transactions we have completed with Target have been fair to us and to our disinterested shareholders.  Effective September 1, 2007, we entered into a cost sharing arrangement with Target whereby Target reimburses us for 30% of common operating expenditures including rent and salaries of certain employees who divide their time between Target and us.

Mr. Morabito also serves on the board of directors of Tequila Minerals Corp. and Silver Quest Resources Ltd. From 2000 to 2003 he was the General Counsel and Vice President of Corporate Affairs for Leisure Canada Inc. From 1995 to 2000 he was an Associate Lawyer for Owen Bird, Barristers and Solicitors in Vancouver, British Columbia and for Anfield Sujir Kennedy & Durno, Barristers and Solicitors also located in Vancouver, British Columbia. He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

Mr. Morabito was a director of Lima Gold Corporation (a prior name of the Company), which on February 10, 1999 was the subject of a Section 164 Cease Trade Order for failure to file financial statements.  The Cease Trade Order was rescinded on April 14, 1999.  At the time the Company did not have an active business and was undergoing extensive reorganization.

C. Stewart Wallis has been a member of our Board of Directors since June 2003 and is also a director of Target and Patrician Diamonds Inc.  He was the Managing Director of Sundance Ventures, a private entity owned and controlled by him, from 1994 until 2000, at which time he joined Pincock, Allen & Holt Ltd. He was Principal Geologist in Vancouver with that company until he rejoined Sundance Ventures in 2002. Sundance Ventures provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis was the General Manager, Vancouver office, for Roscoe Postle Associates Inc. from 2003 to October 2006.  He is currently consulting for a number of clients in the mining industry through Sundance Geological Ltd. a private entity owned and controlled by him.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir has been a member of our Board of Directors since February 2003 and is a current director of AMI Resources Inc., Escape Group Inc., Midasco Capital Corp., Target, Tequila Minerals Corp., Uracan Resources Ltd. and Yamiri Energy and Gold Inc.  Mr. Sujir is also the Chairman of bcMetals Corp.  He is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

David Ying Tat Lee has been a member of our Board of Directors since February 2004 and is a Director of DMR Financial Corporation, which is a private company. He received his Bachelor of Arts Degree from Occidental College in Los Angeles and his Master of Arts Degree from California State University. He has operated his own consulting firm since 1999. His services include sourcing manufacturing facilities and merchandise from China, training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organizations.

Geir L. Liland joined our Board of Directors in June 2005 and served as our Chief Financial Officer from May 2, 2006 to July 31, 2007.  He is currently a Director of Uranium North Resources Corp., Target, Pacific Imperial Mines Inc., Holcot Capital Corp., egX Group, Inc., Prescient NeuroPharma Inc., Tapango Resources Ltd. and HSF Capital Corporation.  He was the Vice President, Corporate Finance for the TSX Venture Exchange from 1999 until 2002 and since that time he has been a consultant to companies listed on Canadian stock exchanges.  He received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, British Columbia.  From 1978 until 1982 he studied accounting, auditing and taxation at the Chartered Accountants Institute of British Columbia.

Leo Power has been a member of our Board of Directors since November 2006.    Mr. Power received his MBA from the Joint Kellogg-Schulich Executive MBA Program at York University. Mr. Power has a combined 5 years experience in direct employment with the Government of Canada and the Government of Newfoundland and Labrador, and another 15 years as an independent Newfoundland and Labrador based business and government relations consultant. Mr. Power served as Senior Assistant to the Honourable John C. Crosbie (1984-1989) during Mr. Crosbie’s tenure in the federal portfolios of Justice Minister and Attorney General of Canada, Minister of Transport and Minister of International Trade. He also acted as Principal Secretary to the former Premier of Newfoundland, the Honourable Tom Rideout, during his term of office in 1989, with wide ranging responsibilities including: coordination of federal-provincial activities, responsibility for political staff in both the Premier’s office and Ministers’ offices, and acting as senior contact person for provincial cabinet, bureaucracy, business community and interest groups.  Mr. Power also serves on the board of directors of New Island Resources Inc. and Newfoundland Goldbar Resources Inc.

Ian B. Smith joined our Board of Directors in September 2006.  Mr. Smith has over 40 years experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries.  He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of ‘MRDI’ which became one of the largest and most successful mining consultancies in North America.  Mr. Smith is CEO and a director of Tequila Minerals Corp. and is a director of Minco plc.

Douglas R. Brett has been our Chief Financial Officer since August 1, 2007.  Mr. Brett has more than 20 years experience in public practice accounting. He was the Chief Financial Officer of bcMetals Corporation from August 2003 to February 2007 and has served as an officer and director of other public companies. Mr. Brett is a Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia since December 1982. He obtained his B.Sc. in computer science and mathematics from the University of British Columbia.

J. Wayne Pickett has been our Vice President  Exploration since August 14, 2007.  Mr. Pickett received his Master of Science, Earth Science (Geology) from Memorial University, Newfoundland in 1989. He is a Registered Professional Geoscientist and a member of the Association of Professional Engineers and Geoscientists of Newfoundland and the Association of Professional Engineers and Geoscientists of British Columbia. He has over 25 years experience in mineral exploration in various parts of Canada, Mexico, Peru, Colombia and Ghana. He was part of the geology team that discovered the Collins Bay “B” Uranium deposit in northern Saskatchewan for Gulf Minerals and Bobby’s pond VMS deposit for Inco in Newfoundland.

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

Daniel McIntyre has been our Vice President Investor Relations since December 4, 2006.  Prior to joining us, Mr. McIntyre spent two and a half years working at Fronteer Development Group and Aurora Energy Resources Inc. as manager of investor relations and corporate communications. Mr. McIntyre spent the years before joining Fronteer and Aurora working at HSBC Bank Canada focussing on Retail Banking, Information Technology and Risk Management. Mr. McIntyre received a BA (Honours) from the University of Western Ontario in 1991.

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

6.B.

Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2007, for our directors and executive officers.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Mark J. Morabito President, CEO and Director	2007	$200,000	$200,000	$10,125	1,500,000	--	--	--

Gier Liland (1) Chief Financial Officer and Director	2007	--	--	50,000	300,000	--	--	--

Timothy D.L. Froude (2) Senior VP, Exploration	2007	100,000	25,000	--	200,000	--	--	--

Stewart Wallis, Director	2007	--	--	54,390 (4)	100,000	--	--	--

Jay Sujir Director	2007	--	--	13,500 (5)	100,000	--	--	--

David Y.T. Lee Director	2007	--	--	13,500 (3)	100,000	--	--	--

Leo Power Director	2007	--	--	6,500 (3)	300,000	--	--	--

Ian Smith Director	2007	--	--	8,500 (3)	300,000	--	--	--

(1)

Mr. Liland ceased serving as our Chief Financial Officer as of July 31, 2007.

(2)

Mr. Froude’s employment with the Company ceased on August 13, 2007.

(3)

Director’s fees paid to non-executive directors.

(4)

Includes directors’ fees in the amount of $13,500 and geological consulting fees in the amount of $40,890 paid to Sundance Geological Ltd. a private entity owned and controlled by Mr. Wallis.  Excludes $33,075 of geological consulting fees to Roscoe Postle Associates Inc., a company for which Stewart Wallis was an employee until Oct 2006.

(5)

Excludes $25,882 of legal fees paid to Anfield Sujir Kennedy & Durno Barristers & Solicitors, a limited liability partnership of which Jay Sujir is a partner.

During the fiscal year ended April 30, 2007, a total of 2,900,000 stock options were granted to our directors and executive officers as follows:

Name of Director or Executive Officer	% of Total Options Granted as of year ended Apr 30, 2007	Number Of Options Granted	Date of Grant	Exercise Price per Share ($)	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)

Mark J. Morabito	16.69 8.35	1,000,000 500,000	5/1/06 3/6/07	1.32 2.50	5/1/11 3/6/12	1.27 3.04
Tim Froude	1.67 1.67	100,000 100,000	5/24/06 3/23/07	1.32 3.00	5/24/12 3/23/12	1.35 3.23
Geir Liland	2.50 2.50	150,000 150,000	5/24/06 3/6/07	1.32 2.50	5/24/12 3/6/12	1.35 3.04
Leo Power	1.67 1.67 1.67	100,000 100,000 100,000	5/24/06 11/17/06 3/6/07	1.32 2.26 2.50	5/24/11 11/17/11 3/6/12	1.35 2.65 3.04
Ian Smith	2.50 0.83 1.67	150,000 50,000 100,000	8/ 21/06 12/11/06 3/ 6/07	1.43 3.10 2.50	8/21/11 12/11/11 3/6/12	1.76 3.85 3.04
Jay Sujir	1.67	100,000	3/6/07	2.50	3/6/12	3.04
David Lee	1.67	100,000	3/6/07	2.50	3/6/12	3.04
Stewart Wallis	1.67	100,000	3/6/07	2.50	3/6/12	3.04

The above listed options vest over a period of two years such that 25% become available for exercise every six months.

The following table gives certain information concerning stock option exercises during the year ended April 30, 2007 by our executive officers and directors.  It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Executive Officers/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (1) Exercisable/ Unexercisable
Mark Morabito	300,000	$861,000	750,000/1,450,000	$1,315,000/1,388,000
Stewart Wallis	70,000	115,900	230,000/150,000	$ 492,200/96,000
Jay Sujir	100,000	289,000	100,000/150,000	$ 191,500/96,000
David Ying Tat Lee	20,000	68,000	180,000/150,000	$ 372,700/96,000
Geir Liland	--	--	162,500/337,500	$ 295,750/306,250
Timothy Froude	97,500	235,575	215,000/225,000	$ 421,600/181,000
Ian Smith	--	--	37,500/262,500	$ 45,375/150,125
Leo Power	--	--	75,000/325,000	$ 120,000/238,000

(1)

Based on the closing price of the Common Shares on the TSX Venture Exchange on April 30, 2007 of $2.64 per Common Share.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Due to the onerous amount of work associated with currently applicable securities legislation and ongoing compliance requirements, we have instituted a modest compensation plan for the non-management members of the Board of Directors, which commenced May 1, 2005.  Under the compensation plan every director receives a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee.  Directors’ fees may be deferred as appropriate based on our financial condition. We do not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our Amended Stock Option Plan dated July 9, 2007.  Under the Amended Stock Option Plan, we may grant stock options to purchase up to a maximum of 11,308,528 Common Shares.  During the fiscal year ended April 30, 2007, we granted stock options to purchase an aggregate of 5,990,000 Common Shares.  During the year, stock options to purchase an aggregate of 2,672,764 Common Shares were exercised and stock options to purchase an aggregate of 700,000 Common Shares were cancelled.

Employment and Consulting Agreements

We have entered into employment agreements with Messrs. Morabito, Pickett and McIntyre and Ms. Bolden.  Pursuant to the Agreements, the Company has agreed to pay a salary of $200,000 to Mr. Morabito, $100,000 to Mr. Pickett, $100,000 to Mr. McIntyre and $85,000 to Ms. Bolden.  In addition, Messrs. Morabito and Pickett are eligible for bonuses in amounts not to exceed $200,000 and $50,000, respectively.  The bonuses are to be paid in cash quarterly and the amounts will be determined in the discretion of the Company’s compensation committee.  Ms. Bolden is also eligible for bonuses in an amount not to exceed $25,000 and Mr. McIntyre is eligible for bonuses in an amount up to 25% of his base salary.  These bonuses will be paid in cash annually and the amounts will be determined in the Company’s discretion.

The agreements with Messrs. Morabito and Pickett and Ms. Bolden provide that they shall be provided with employee benefits comparable to those provided by the Company from time to time to other senior executives of the Company generally.  The agreements with Messrs. Morabito, Pickett and McIntyre and Ms. Bolden provide for a grant of options to purchase 1,000,000, 50,000, 200,000 and 200,000 Common Shares, respectively, upon execution of the agreement and options to purchase 500,000, 100,000, 100,000 and 100,000Common Shares, respectively, on the first anniversary of the date of the initial grant and each anniversary thereafter.  The initial options have an exercise price of $1.32, $1.56, $2.07 and $1.32 per Common Share, respectively, and the annual options shall have an exercise price at the market price on the date they are granted.  Mr. Morabito’s right to receive annual option grants is subject to the requirement that the aggregate number of incentive stock options held by Mr. Morabito at any given time not exceed 5% of the number of issued and outstanding Common Shares of the Company at such time.  Mr. Pickett was also awarded a cash bonus of $20,000 and options to purchase 100,000 Common Shares upon his promotion to Vice President, Exploration, on August 14, 2007.  Mr. Pickett’s options have an exercise price of $1.54 per Common Share and are subject to vesting over a two year period and will expire on August 14, 2012.

The employment agreements require the Company to pay severance to Messrs. Morabito and Froude and Ms. Bolden if it terminates their respective employment other than for “just cause” (as defined in the agreements) or if the respective employee resigns for “good reason” (as defined in the agreements).  The severance payments will consist of either 24 months notice of termination or a lump sum payment equal to two times the employee’s annual salary, at the employee’s option, and continued participation in the annual option grants and benefit plans until the earliest of the expiration of the 24 month notice period and the death of the employee.  Mr. McIntyre, upon termination without cause, would be entitled to six months’ notice or pay in lieu of notice equal to six months of base salary, or any combination thereof.

On August 1, 2007, we entered into an independent consulting services agreement (the “Consulting Agreement”) with Douglas R. Brett, Inc. (the “Contractor”) and Douglas R. Brett.  Pursuant to the Consulting Agreement, we engaged the Contractor to provide financial services and appointed Mr. Brett as our Chief Financial Officer.  Mr. Brett will personally provide to the Company such advisory and consulting services on behalf of the Contractor as the Company may request from time to time.  According to the Consulting Agreement, Mr. Brett’s Services will require an average of between 40 and 60 hours of his time per month.  In exchange for Mr. Brett’s services, the Company will pay to the Contractor $6,250 per month plus goods and services taxes.  In addition, the Company agreed to grant to the Consultant options to acquire up to 200,000 Common Shares at a price per share equal to the prevailing fair market value, such options subject to the terms of the Company’s Stock Option Plan.  The term of the Consulting Agreement shall automatically cease at 11:59 p.m. (Vancouver time) on August 1, 2008 (the “Term”), unless earlier terminated as hereinafter provided or unless the parties have agreed in writing to renew the Consulting Agreement.  The Contractor and the Company each have the right to terminate the Consulting Agreement at any time by giving to the other party at least 30 days prior written notice of the effective date of such termination (the “Termination Date”).  On the Termination Date, the Consultant will resign as Chief Financial Officer unless other arrangements are made.

Mr. Brett agreed to indemnify and save harmless the Company for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Company arising out of third party claims relating to his presence or activities or his representatives in performing the services to the extent that such losses, damages, costs or other amounts are caused by: any breach of Mr. Brett’s obligation to perform his services in full compliance with all applicable laws and consistent with a high degree of business ethics; and any negligence, wilful misconduct or fraud on the part of Mr. Brett in performing the services.  Subject to Mr. Brett’s obligation to indemnify the Company as described above, and provided that Mr. Brett has not breached his obligation to perform his services in full compliance with all applicable laws and consistent with a high degree of business ethics, the Company agreed to indemnify and save harmless Mr. Brett for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by Mr. Brett arising out of third party claims relating to his presence or activities and/or his representatives in performing the services as would reasonably be the case for all directors and officers of the Company.  In addition, the Company agreed that any directors’ and officers’ liability insurance coverage currently in place or obtained in the future by the Company will also be extended to Mr. Brett without charge to either Mr. Brett or the Contractor.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2007 to provide pension, retirement or similar benefits for directors or senior management.

Other than as described above, we do not have any plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation would exceed US$60,000 per person.

6.C.

Board Practices

The Board of Directors presently consists of seven directors, all of whom were elected at the annual general meeting of the shareholders of the Company, held on September 10, 2007.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.  Mr. Morabito has served as a director of the Company since November 1998; Mr. Wallis has served as a director of the Company since June 2003; Mr. Sujir has served as a director of the Company since February 2003; Mr. Lee has served as a director of the Company since February 2004; Mr. Liland has served as a director of the Company since June 2005; Mr. Smith has served as a director of the Company since September 2006; and Mr. Power has served as a director of the Company since November 2006.

Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors.  The current members of our Audit Committee are: Ian Smith, David Lee and Leo Power.

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

6.D.

Employees

As of April 30, 2007, we had 36 full-time employees.

6.E.

Share Ownership

The following table presents the number Common Shares and percent of the Common Shares outstanding held by those persons listed in Item 6.B Compensation above as of September 30, 2007.  The Common Shares possess identical voting rights.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	1,071,269	1.5%
C. Stewart Wallis	45,400	(1)
Jay Sujir	25,000	(1)
David Y.T. Lee	20,000	(1)
Geir Liland	--	--
Leo Power	7,700	(1)
Ian Smith	20,000	(1)

(1) Less than one percent.

The following table presents the stock options granted to the aforementioned persons and unexercised as of September 30, 2007.  The stock options are for Common Shares.

Name	Date of Grant	Number of Underlying Common Shares	Exercise Price	Expiration Date
Mark J. Morabito	Mar. 6, 2007	500,000	$2.50	Mar. 6, 2012
	May 1, 2006	1,000,000	1.32	May 1, 2011
	Jan. 18, 2006	400,000	1.00	Jan. 18, 2011
	Feb. 18, 2003	300,000	0.25	Feb. 18, 2008

C. Stewart Wallis	Mar. 6, 2007	100,000	2.50	Mar. 6, 2012
	Jun. 19, 2003	5,000	0.25	Jun. 19, 2008
	Jan. 21, 2004	75,000	0.25	Jan. 21, 2009
	Feb. 4, 2005	100,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011

Jay Sujir	Mar. 6, 2007	100,000	2.50	Mar. 6, 2012
	Feb. 4, 2005	50,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011

David Y.T Lee	Mar. 6, 2007	100,000	2.50	Mar. 6, 2012
	Feb. 17, 2004	30,000	0.25	Feb. 17, 2009
	Feb. 4, 2005	100,000	0.45	Feb. 4, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011

Geir Liland	Mar. 6, 2007	150,000	2.50	Mar. 6, 2012
	Jun. 14, 2005	100,000	0.45	Jun. 14, 2010
	Jan. 18, 2006	100,000	1.00	Jan. 18, 2011
	May 24, 2006	150,000	1.32	May 24, 2011

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.

Major Shareholders

To the knowledge of management, other than the entities listed below, no person beneficially owns 5% or more of our issued and outstanding Common Shares:

Name	Number of Common Shares	Percentage(1)

David W. Tice & Associates, LLC	4,216,200 (2)	5.9%
John Burbank	3,320,233 (3)	4.6

(1)

Based on 71,740,789 Common Shares outstanding as of September 30, 2007.

(2)

This information is based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 6, 2007, by David W. Tice & Associates, LLC and Prudent Bear Funds, Inc.

(3)

This information is based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 15, 2007 by Passport Global Master Fund SPC, Ltd,. Partners Group Alternative Strategies PCC Limited Gold Iota Cell, Passport Holdings, LLC, Passport Management, LLC, Passport Capital, LLC and John Burbank.

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

On September 30, 2007, we had 71,740,789 common shares issued and outstanding to approximately 101 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of its outstanding common stock is held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 23 stockholders of record that are U.S. persons, who own an aggregate of approximately 5.2% of our outstanding Common Shares.  In addition to these record holders there may be more U.S. persons holding our Common Shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  There are no arrangements that would result in a change of control of the Company.

7.B.

Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2007 and the period from May 1, 2007 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.

We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters.  One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $25,882 for Fiscal 2007. Fees of $21,536 have been paid to Anfield Sujir Kennedy & Durno since April 30, 2007 through the date of this annual report.  We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

2.

On May 2, 2006, we engaged the services of Geir Liland to provide services ordinarily provided by a chief financial officer.  We paid fees of $50,000 to Mr. Liland during the fiscal year ended April 30, 2007.  Mr. Liland ceased serving as our Chief Financial Officer as of July 31, 2007.

3.

Until May 1, 2006, we paid Yvonne Cole’s private consulting company management fees of $4,583 per month.  As of May 1, 2006, we hired Ms. Cole as our Corporate Secretary.  Ms. Cole’s employment with the Company terminated on August 24, 2006, and she was paid a severance payment of $4,583.

4.

From May 1, 2007 to the date of this annual report we received $20,000, and during the year ended April 30, 2007, we received $40,000 from Target, of which several of our officers and directors serve as officers and directors, as reimbursement for Target’s proportionate share of expenses incurred by the Company relating to accounting services and rent.  As of the date of this annual report, no amount is owed from this party.

5.

On August 1, 2007, we entered into the Consulting Agreement with Mr. Brett and his private consulting company, and agreed to pay $6,250 per month.

6.

On February 12, 2007, we entered into an agreement with Target for the sale of our Sinbad claims for a cash payment in the amount of $31,698.  We retained a 2% net smelter royalty.

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

See our audited financial statements for the fiscal years ended April 30, 2007, April 30, 2006 and April 30, 2005 included under Item 17 of this annual report.

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

8.B.

Significant Changes

Since April 30, 2007, the date of our most recent financial statements, the following significant changes have occurred:

1.

On May 1, 2007, we entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totaling 139 claims located in the Central Mineral Belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 Common Shares in the capital of the Company over a three year period.

ITEM 9.  THE OFFER AND LISTING

9.A.

Offer and Listing Details

The following table lists the high and low prices for our Common Shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High	Low
Month ended September 30, 2007	$2.06	$1.20
Month ended August 31, 2007	$2.07	$1.15
Month ended July 31, 2007	$2.94	$1.84
Month ended June 30, 2007	$3.17	$2.71
Month ended May 31, 2007	$3.18	$2.55
Month ended April 30, 2007	$3.26	$2.57

Fiscal quarter ended April 30, 2007	$3.47	$2.45
Fiscal quarter ended January 31, 2007	$4.20	$2.28
Fiscal quarter ended October 31, 2006	$2.35	$1.43
Fiscal quarter ended July 31, 2006	$1.69	$1.23
Fiscal quarter ended April 30, 2006	$1.80	$1.05
Fiscal quarter ended January 31, 2006	$1.40	$0.70
Fiscal quarter ended October 31, 2005	$0.96	$0.32
Fiscal quarter ended July 31, 2005	$0.59	$0.31

Fiscal year ended April 30, 2007	$4.20	$1.23
Fiscal year ended April 30, 2006	$1.80	$0.31
Fiscal year ended April 30, 2005	$0.92	$0.13
Fiscal year ended April 30, 2004	$0.33	$0.24
Fiscal year ended April 30, 2003	$0.15	$0.09

The following table lists the high and low prices for our Common Shares on the American Stock Exchange for the last four months:

Month ended September 30, 2007	US$2.08	US$1.15
Month ended August 31, 2007	1.98	1.06
Month ended July 31, 2007	2.89	1.71
Month ended June 30, 2007	2.97	2.46
Month ended May 31, 2007 (commencing May 7, 2007, the date our Common Shares began trading on the AMEX)	3.15	2.37

9.B.

Plan of Distribution

Not applicable

9.C.

Markets

Our Common Shares are listed on the American Stock Exchange under the trading symbol “CXZ”.  Our Common Shares are also listed on the TSX Venture Exchange under the trading symbol “CXX.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

2.

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

3.

Oral Arrangement with Anfield Sujir Kennedy & Durno Barristers & Solicitors pursuant to which we receive legal services relating to securities matters.  Our director, Jay Sujir, is a partner in Anfield Sujir Kennedy & Durno.  The arrangement can be terminated at any time by either party without notice.  We paid fees of $25,882 to Anfield Sujir Kennedy & Durno during Fiscal 2007.

4.

Employment Agreements with Messrs. Morabito, Pickett and McIntyre and Ms. Bolden, and a consulting agreement with Mr. Brett.  See Item 6. Directors, Senior Management, and Employees – Employment and Consulting Agreements for a description of the terms of these agreements.

5.

Golden Promise Property Agreement with Rubicon Minerals Corp., dated May 1, 2006 (included in this Form 20-F as Exhibit 4.4), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

6.

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

7.

On May 1, 2007, we entered into an agreement to acquire the option to earn a 75% interest in 139 claims comprising four licenses in the Central Mineral Belt of Labrador from Belmont Resources, Inc. and International Montoro Resources Inc.

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

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

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

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”).  For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.    To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.    For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.   We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S.  Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.   However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% o the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, for dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or a U.S. related paying agent (including a broker) a U.S. Holder will be subject to U.S. information reporting requirements and may also be subject to the 28% (tax years beginning in 2006 and 2007) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income.   Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income,” which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.  For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation.  Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.  We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended April 30, 2006.  The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. Each U.S. Holder of the Company is asked to consult a tax advisor with respect how the PFIC rules affect their tax situation.

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

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ian Smith, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer, the chief financial officer, and other members of senior management. As adopted, the Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

•

honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely and understandable disclosure in reports and documents that Crosshair files with, or submits to, the Securities and Exchange Commission and in other public communications made by Crosshair;

•

compliance with applicable governmental laws, rules and regulations;

•

protection of and respect for the confidentiality of information acquired in the course of work;

•

responsible use of and control over assets and resources; and

•

the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s board of directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2007. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as the Company’s principal accountant during the last fiscal year is set forth below. The Company’s Audit Committee pre-approved all of the following amounts billed to the Company prior to incurring the expenses associated therewith.

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of the Company’s annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits during the fiscal years ended April 30, 2007 and 2006 was $48,600 and $38,600, respectively.

Audit Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements during the fiscal years ended April 30, 2007 and 2006 was $16,250 and $17,375, respectively.

Tax Fees

The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal years ended April 30, 2007 and 2006 was $1,750 and $1,750, respectively.

All Other Fees

Other fees billed by our principal accountant during the fiscal years ended April 30, 2007 and 2006 amounted to $2,200 and $0, respectively, and included general review of certain company documentation, such as our Form 20-F registration filing, unrelated to auditing activities.

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

Auditors’ Report dated June 1, 2007

Balance Sheet at April 30, 2007, 2006 and 2005

Statement of Operations and Deficit for the years ended

April 30, 2007, 2006 and 2005

Statement of Cash Flows for the years ended

April 30, 2007, 2006 and 2005

Notes to the Financial Statements for the years ended

April 30, 2007, 2006 and 2005

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19.  EXHIBITS

1.1(1)

Certificate of Incorporation dated September 2, 1966.

1.2(1)

Memorandum dated August 31, 1966.

1.3(1)

Certificate of Conversion to Public Company dated February 20, 1967

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

1.12(1)

New Articles - 2004

2.1(1)

Specimen Common Share certificate.

2.2(1)

Sample of Warrant Terms and Conditions.

4.1(1)

Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003.  (This agreement is in relation to the South Golden Promise Property)

4.2(1)

1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)

2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)

Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp., dated May 1, 2006.

4.5(1)

Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.

4.6(1)

Amended and Restated Cooperative Joint Venture Contract for Mining Exploration between Liaoning Non-Ferrous Geological Bureau Exploration Institute and Crosshair Exploration and Mining Corp. dated May 25, 2005.

4.7

Stock Option Plan dated July 9, 2007.

4.8(3)

Sample Stock Option Grant Agreement.

4.9(3)

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

4.17(1)

Consulting Agreement (Short Form) Sample.

4.18(2)

Employment Agreement with Mark J. Morabito dated May 1, 2006.

4.19(2)

Employment Agreement with J. Wayne Pickett dated October 1, 2006.

4.20

Letter Agreement, dated August 14, 2007, amending Employment Agreement with J. Wayne Pickett.

4.21

Independent Consulting Services Agreement with Douglas R. Brett, Inc. and Douglas R. Brett dated August 1, 2007.

4.22(2)

Employment Agreement with Daniel McIntyre dated November 3, 2006.

4.23(3)

Employment Agreement with Julie L. Bolden dated July 1, 2006.

4.24

Agreement with Belmont Resources Inc. and International Montoro Resources Inc. regarding Stormy Lake and Partridge River, dated May 1, 2007.

11.1(4)

Code of Ethics

12.1

Section 302 CEO Certification

12.2

Section 302 CFO Certification

13.1

Section 906 CEO Certification

13.2

Section 906 CFO Certification

_________________

(1)

Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed April 25, 2006.

(2)

Filed as an exhibit to the Company’s Registration Statement on Form 20-F filed July 21, 2006.

(3)

Filed as an exhibit to the Company’s Annual Report on Form 20-F filed October 31, 2006.

(4)

Filed as an exhibit to the Company’s Report on Form 6-K filed February 1, 2007.

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

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Paleoproterozoic means adjective implying conditions between 1.6 billon years ago and 2.5 billion years ago.

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

Shale means a fine-grained detrital sedimentary rock, formed by the compaction of clay, silt, or mud

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
By: Mark J. Morabito
President and CEO

Date: October 22, 2007

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2007

F1

DAVIDSON & COMPANY LLP            Chartered Accountants

 A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2007 and 2006 and the statements of operations, shareholders' equity and cash flows for the years ended April 30, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these  financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and cash flows for the years ended April 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 1, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

F2

CROSSHAIR EXPLORATION & MINING CORP.

BALANCE SHEETS

AS AT APRIL 30

	2007	2006

ASSETS

Current
Cash and cash equivalents	$ 14,311,417	$ 13,947,976
Marketable securities (Note 3)	1,787,387	-
Receivables	444,929	229,327
Due from related parties (Note 8)	-	4,167
Prepaid expenses	203,438	138,792

	16,747,171	14,320,262

Equipment (Note 4)	366,080	126,369
Mineral properties (Note 5)	14,551,292	3,919,761

	$ 31,664,543	$ 18,366,392

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 988,941	$ 212,220
Due to related parties (Note 8)	19,241	14,221
Due to Paragon (formerly Rubicon) (Note 5a & e)	348,285	-

	1,356,467	226,441
Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued
70,912,072 (April 30, 2006 – 58,356,045) common shares	44,135,660	29,135,054
Contributed surplus (Note 6)	3,888,533	1,188,003
Deficit	(17,716,117)	(12,183,106)

	30,308,076	18,139,951

	$ 31,664,543	$ 18,366,392

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

Commitments and contingencies (Note 12)

On behalf of the Board:

“Mark J. Morabito”	Director	“Geir Liland”	Director

The accompanying notes are an integral part of these financial statements

F3

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30

	2007	2006	2005

EXPENSES
Advertising	$ 65,327	$ -	$ -
Amortization	43,882	7,477	745
Audit and accounting (Note 8)	38,604	143,212	83,536
Conference and exhibitions	99,448	-	-
Consulting	171,724	244,534	182,227
Directors fees (Note 8)	60,500	63,000	5,000
Insurance	35,897	-	-
Investor relations	143,773	130,364	120,880
Legal (Note 8)	212,486	100,700	79,300
Management fees (Note 8)	50,000	225,000	158,931
Office and administration	562,642	339,703	122,603
Property investigations	1,602	93,467	28,776
Rent	83,979	67,132	26,487
Stock-based compensation (Note 6)	3,696,601	682,213	316,521
Transfer agent and filing fees	87,017	106,448	58,292
Travel	306,978	165,538	60,623
Wages and salaries	923,743	41,441	-
	(6,584,203)	(2,410,229)	(1,243,921)

OTHER ITEMS
Interest income	45,287	233,065	20,803
Management income (Note 8)	40,000	12,000	12,000
Realized gain - marketable securities	701,494	-	-
Unrealized loss – marketable securities	(35,589)	-	-
Write-off of mineral properties (Note 5)	-	(1,518,429)	(188,988)
	1,051,192	(1,273,364)	(156,185)

Loss before income tax	(5,533,011)	(3,683,593)	(1,400,106)

Future income tax recovery (Note 9)	-	1,508,120	754,720

Loss and comprehensive loss for the year	(5,533,011)	(2,175,473)	(645,386)

Basic and diluted loss per common share	$ (0.09)	$ (0.05)	$ (0.03)

Weighted average number of common shares outstanding	62,434,069	47,264,482	24,677,131

The accompanying notes are an integral part of these financial statements.

F4

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (5,533,011)	$ (2,175,473)	$ (645,386)
Items not affecting cash:
Amortization	43,882	7,477	745
Stock-based compensation	3,696,601	682,213	316,521
Write-off of mineral properties	-	1,518,429	188,988
Future income taxes	-	(1,508,120)	(754,720)
Unrealized loss – marketable securities	35,589	-	-
Realized gain – marketable securities	(701,494)

Purchase of marketable securities	(3,026,015)	-	-
Proceeds from sales of marketable securities	1,904,533	-	-

Changes in non-cash working capital items:
Receivables	(215,602)	(167,761)	(41,086)
Prepaid expenses	(64,646)	(137,592)	10,500
Accounts payable and accrued liabilities	52,531	(163,312)	160,002
Due from related parties	4,167	3,210	(210)
Due to related parties	5,020	(9,334)	7,986

Net cash used in operating activities	(3,798,445)	(1,950,263)	(756,660)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(8,480,906)	(2,551,070)	(1,510,334)
Acquisition of equipment	(283,593)	(132,108)	-

Net cash used in investing activities	(8,764,499)	(2,683,178)	(1,510,334)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash	12,926,385	14,395,916	6,818,624
Share issue costs	-	(561,206)	(318,939)

Net cash provided by financing activities	12,926,385	13,834,710	6,499,685

Net change in cash during the year	363,441	9,201,269	4,232,691

Cash and cash equivalents, beginning of year	13,947,976	4,746,707	514,016
Cash and cash equivalents, end of year	$ 14,311,417	$ 13,947,976	$ 4,746,707

Cash and cash equivalents
Cash	$ 28,402	$ 3,947,976	$ 615,707
Liquid short term investments	14,283,015	10,000,000	4,131,000
	$ 14,311,417	$ 13,947,976	$ 4,746,707

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements

F5

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total

Balance at April 30, 2004	16,899,203		$ 10,318,467	$400,600	(9,362,247)	1,356,820

Issued for:
Private placement (Note 6 (a))	4,080,000	$ 0.25	1,020,000	-	-	1,020,000
Private placement (Note 6 (b))	1,525,000	0.25	381,250	-	-	381,250
Private placement (Note 6 (c))	2,750,000	0.40	1,100,000	-	-	1,100,000
Private placement (Note 6 (d))	1,000,000	0.30	300,000	-	-	300,000
Private placement (Note 6 (e))	5,622,220	0.45	2,529,999	-	-	2,529,999
Property acquisition (Note 6 (g))	940,000	0.20-0.60	245,000	-	-	245,000
Finder’s fee (Notes 6 (c & e))	383,367	0.40-0.45	162,890	-	-	162,890
Exercise of agent’s options and stock options (Note 6 (h))	397,600	0.15-0.25	174,035	-	-	174,035
Exercise of broker’s warrants (Note 6 (i))	1,133,150	0.25-0.35	415,730	-	-	415,730
Exercise of warrants (Note 6 (k))	2,974,000	0.30-0.35	1,039,900	-	-	1,039,900
Debt settlement (Note 6 (l))	60,000	0.17	10,200	-	-	10,200
Shares returned to treasury (Note 6 (j))	(154,000)	0.25	(38,500)	-	-	(38,500)
Less: share issue costs	-	-	(504,942)	-	-	(504,942)

Fair value of warrants issued as finder’s fee (Note 6 (a))	-	-	-	23,113	-	23,113
Stock-based compensation for the year	-	-	-	316,521	-	316,521
Less: fair market value of stock options, agent’s options and broker’s warrants exercised (Notes 6 (h & i))	-	-	-	(133,739)	-	(133,739)
Tax benefit renounced to flow-though share subscribers	-	-	(754,720)	-	-	(754,720)
Loss for the year	-	-	-	-	(645,386)	(645,386)
Balance at April 30, 2005	37,610,540		16,399,309	606,495	(10,007,633)	6,998,171

Issued for:
Private placement (Note 6 (f))	12,977,500	0.80-1.00	11,182,000	-	-	11,182,000
Finder’s fee (Note 6 (f))	402,741	0.80	322,193	-	-	322,193
Less: Share issue costs (Note 6 (f))	-	-	(1,536,806)	-	-	(1,536,806)
Property acquisition (Note 6 (p))	400,000	0.76-0.90	317,000	-	-	317,000
Exercise of agent’s options and stock options (Note 6 (m))	2,363,874	0.25-0.85	1,886,491	-	-	1,886,491
Exercise of agent’s warrants (Note 6 (n))	438,418	0.50-0.75	280,688	-	-	280,688
Exercise of warrants (Note 6 (o))	4,162,972	0.30-1.25	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	-	1,335,620	-	1,335,620
Less: fair market value of stock options exercised (Note 6 (m))	-	-	-	(754,112)	-	(754,112)
Tax benefit renounced to flow-through share subscribers	-	-	(1,508,120)	-	-	(1,508,120)
Loss for the year	-	-	-	-	(2,175,473)	(2,175,473)

F6

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total

Continued…
Balance at April 30, 2006	58,356,045	-	$29,135,054	$ 1,188,003	$(12,183,106)	$18,139,951

Issued for:
Property acquisition (Note 6 (t))	445,000	1.27-3.29	1,078,150	-	-	1,078,150
Exercise of agent’s options and stock options (Note 6 (r))	2,672,764	0.23-1.32	2,400,146	-	-	2,400,146
Exercise of agent’s warrants (Note 6 (r))	273,863	0.75-1.25	277,571	-	-	277,571
Exercise of warrants (Note 6 (r))	8,674,025	0.75-1.75	10,537,395	-	-	10,537,395
Shares issued under incentive program (Note 6 s)	490,375	1.25-1.75	707,343			707,343
Stock-based compensation for the year	-	-	-	3,696,601	-	3,696,601
Less: value of stock options exercised (Note 6 (q))	-	-	-	(996,071)	-	(996,071)
Loss for the year	-	-	-	-	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	-	$44,135,660	$ 3,888,533	$(17,716,117)	$30,308,076

F7

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of business as they come due.

At April 30, 2007, the company has working capital of $15,390,704 and has remaining commitments to spend approximately $1,036,000 on its mineral properties before April 30, 2008. The funds required to continue   operations and exploration activities during this period have been financed primarily from the issue of equity.  Management believes that the successful financings over the last three years have mitigated the adverse conditions which raised substantial doubt on the Company's going concern.

Management estimates that these funds will be sufficient to meet the company's obligations and capital expenditure plans for the coming year. The company's ability to continue as a going concern, and the recoverability of its   mineral properties and equipment, is dependent on its ability to fund its exploration programs and reach profitable operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern   assumption be inappropriate, and these adjustments could be material.

All amounts are in Canadian dollars unless otherwise stated.

2.

SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments - Changes in Accounting Policies

Effective May 1, 2006, the Company decided to early adopt  the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial Instruments-Recognition and Measurement (Section 3855)

These standards set out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to February 1, 2007, are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

F8

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Cash and cash equivalents, and marketable securities are classified as held-for-trading; receivables are classified as loans and accounts payable are classified as other financial liabilities. All are measured at fair value and gains and losses are included in net earnings in the period in which they arise. Cash and cash equivalents are exposed to credit risk and these amounts are placed with major Canadian banks. The Company is not exposed to interest rate risk due to the short term maturity of the financial instruments.

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

There was no effect on opening equity as of May 1, 2006, as a result of applying these new standards.

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements, and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements.

F9

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments.  Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment is recorded at cost.  The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer hardware	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Office equipment	30%	Declining balance

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

Any option payments received by the Company from third parties or tax credits refundable by the Government of Newfoundland are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

F10

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  The Company does not have any significant asset retirement obligations.

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

F11

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

3.

MARKETABLE SECURITIES

April 30, 2007		April 30, 2006

Fair Market Value	Cost	Fair Market Value	Cost

$ 1,787,387	$ 1,822,976	$ -	$ -

4.

PROPERTY, PLANT AND EQUIPMENT

	April 30, 2007			April 30, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 75,112	$ 14,625	$ 60,487	$ 60,514	$ 1,990	$ 58,524
Computer hardware / office equipment	67,014	13,843	53,171	16,202	5,688	10,514
Computer software	32,936	5,581	27,355	-	-	-
Exploration equipment	247,162	22,095	225,067	61,915	4,584	57,331

	$ 422,224	$ 56,144	$ 366,080	$ 138,631	$ 12,262	$ 126,369

F12

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES

		Central Mineral Belt Project
	Golden Promise Property	Moran Lake Property	Otter / Portage Lake Properties	Sinbad claims	Southern Golden Promise (Victoria Lake)	Glenwood Break Property	Wings Point -Titan Property	Beigou Gold Property	Other Properties	Total
Balance at April 30, 2005	$ -	$ 598,500	$ -	$ -	$ 536,289	$ 785,163	$ 392,409	$ 171,444	$ -	$ 2,483,805

Drilling and trenching	-	323,008	-	-	37,929	32,349	-	-	55,046	448,332
Geology	-	541,753	400	8,597	145,301	73,089	10,872	41,410	7,504	828,926
Geophysics	-	1,085,376	-	-	98,112	3,562	-	-	-	1,187,050
Administration	-	152,555	-	-	36,148	4,188	2,463	17,081	561	212,996
Technical analysis	-	87,725	-	-	110,393	22,438	104	-	664	221,324
Acquisition costs	-	290,000	70,000	4,125	82,000	-	-	-	-	446,125
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Total expenditures for the year	-	2,214,117	70,400	12,722	487,733	98,933	(17,887)	58,491	29,876	2,954,385
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(29,876)	(1,518,429)
Balance at April 30, 2006	$ -	$ 2,812,617	$ 70,400	$ 12,722	$ 1,024,022	$ -	$ -	$ -	$ -	$ 3,919,761
Drilling and trenching	640,629	2,474,435	94,698	-	514,059	-	-	-	-	3,723,821
Geology	32,738	2,070,123	34,741	3,127	78,338	-	-	-	-	2,219,067
Geophysics	-	2,278,608	62,900	-	79,961	-	-	-	-	2,421,469
Administration	54,301	343,171	7,765	-	42,743	-	-	-	-	447,980
Technical analysis	17,336	432,758	8,261	-	40,189	-	-	-	-	498,544
Acquisition costs	110,400	710,000	276,750	-	223,500	-	-	-	-	1,320,650
Credits received	-	-	-	-	-	-	-	-	-	-
Total expenditures for the year	855,404	8,309,095	485,115	3,127	978,790	-	-	-	-	10,631,531
Balance at April 30, 2007	$ 855,404	$ 11,121,712	$ 555,515	$ 15,849	$ 2,002,812	$ -	$ -	$ -	$ -	$ 14,551,292

F13

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2007:

		Central Mineral Belt Project
	Golden Promise Property	Moran Lake Property	Otter / Portage Lake Property	Sinbad claims	Southern Golden Promise (Victoria Lake)	Glenwood Break Property	Wings Point -Titan Property	Beigou Gold Property	Other Properties	Total

Drilling and trenching	$ 640,629	$ 2,797,441	$ 94,698	$ -	$ 565,064	$ 84,061	$ 126,550	$ -	$ 57,054	$ 4,365,497
Geology	32,738	2,805,121	35,141	11,724	448,585	350,739	144,147	105,883	49,833	3,983,911
Geophysics	-	3,447,121	62,900	-	325,368	272,920	5,118	-	11,154	4,124,581
Administration	54,301	515,927	7,765	-	104,400	54,694	35,842	40,386	5,224	818,539
Technical analysis	17,336	562,402	8,261	-	226,045	108,375	34,831	304	22,396	979,950
Acquisition costs	110,400	1,260,000	346,750	4,125	355,500	50,000	59,360	83,362	107,102	2,376,599
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(218,864)	(1,707,417)
Balance at April 30, 2007	$ 855,404	$ 11,121,712	$ 555,515	$ 15,849	$ 2,002,812	$ -	$ -	$ -	$ -	$ 14,551,292

F14

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

a)

GOLDEN PROMISE PROJECT

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property.  The option agreement calls for:

i)

Issuing common shares:

	Number of shares
Within 5 days of the execution date of the agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000	Issued by the Company
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)

Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and binding commitment)	$ 750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$ 4,000,000

1As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)

Make cash payments on behalf of Paragon for Paragon’s obligations with respect to the Golden Promise Property and other claims as follows:

	Amount
On or before June 1, 2006	$ 75,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$ 100,000

1.

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at April 30, 2007, Paragon had spent $742,803.  As a result the Company owes Paragon $155,803.

b)

MORAN LAKE PROPERTY (PART OF CENTRAL MINERAL BELT PROJECT)

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005, the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

F15

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

The amended and restated agreement calls for:

i)

Making cash payments:

	Amount
Upon execution of the agreement (original)	$ 25,000	(Paid October 2004)
Within 5 business days of the approval date (original agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000	(Paid November 2006)
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$ 575,000

ii)

Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000	(Issued November 2006)
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

iii)

Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$ 100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$ 3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at April 30, 2007, the Company incurred $9,861,712 (net of $266,300 credits received) in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

F16

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

c)

OTTER / PORTAGE LAKE PROPERTY (PART OF CENTRAL MINERAL BELT PROJECT)

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties.  The option agreement calls for:

i)

Making cash payments:

	Amount
Upon execution of the agreement	$ 25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	50,000
	$ 140,000

ii)

Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii)

Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$ 100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$ 600,000

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

d)

SINBAD CLAIMS

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work.  The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty.  Subsequent to April 30, 2007, this agreement was approved by the TSX Venture Exchange.

F17

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

e)

SOUTHERN GOLDEN PROMISE (VICTORIA LAKE), WINGS POINT – TITAN, GLENWOOD BREAK PROPERTIES

During February 2003, the Company entered into three separate option-JV agreements with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break.  The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Paragon Minerals Corporation.  As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

During the year ended April 30, 2007, the company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at April 30, 2007, Rubicon had spent $562,482 on behalf of the Company.  As a result the Company owes Paragon $192,482.

f)

BEIGOU GOLD PROPERTY

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China.  As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

g)

OTHER PROPERTIES WRITTEN-OFF

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

F18

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

5.

MINERAL PROPERTIES (cont’d…)

NORTH PAUL’S POND GOLD PROPERTY (cont’d….)

$33,899 was received for the North Paul’s Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the year ended April 30, 2005, the Company elected to terminate this option along with its obligations and related mineral property costs of $79,110 were written-off.

6.

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

(b)

On November 27, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision.  In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k & o)).  Share issue costs of $1,410 were incurred in relation to this private placement.

(c)

On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement.  During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 6 (n & o)).

F19

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances (cont’d…)

(d)

On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision.  In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry.  Share issue costs of $2,240 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Note 6 (o)).

(e)

On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant.  The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold.  Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years.  Share issue costs of $273,561 were incurred in relation to this private placement.  As of April 30, 2007, all of the warrants associated with this private placement were exercised (Note 6 (n & o)).

(f)

On November 3, 2005, the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000.  Each FT Unit was comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007.  Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007.  The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units.  The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold.  Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years.  All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005.  Share issue costs of $1,536,806 were incurred in relation to this private placement.  As of April 30, 2007, 6,126,250 of the regular warrants, 163,987 of the agent’s warrants and 1,105,766 agent’s options were exercised (Note 6 (o)).

(g)

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

(h)

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

F20

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances (cont’d…)

(i)

During the year ended April 30, 2005, 760,000 broker’s warrants were exercised at $0.35 per share, 46,750 broker’s warrants were exercised at $0.30 per share, and 326,400 broker’s warrants were exercised at $0.25 per share for total gross proceeds of $361,625 ($54,104, representing the fair market value of the broker warrants exercised was allocated to capital stock).

(j)

On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(k)

During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(l)

On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

(m)

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

(n)

During the year ended April 30, 2006, 245,918 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(o)

During the year ended April 30, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share,  1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share  were exercised for total gross proceeds of $1,792,299.

(p)

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

(q)

During the year ended April 30, 2007, the following options were exercised for total gross proceeds of $1,404,075 ($996,071 representing the fair market value of the stock options and agent’s options exercised was allocated to capital stock):

Stock Options		Agent’s Options
200,000	$ 0.23	215,866	$ 0.50
780,000	$ 0.25	366,898	$ 0.85
175,000	$ 0.28
410,000	$ 0.45	582,764
75,000	$ 0.58
84,000	$ 0.64
35,000	$ 0.65
75,000	$ 0.90
50,000	$ 1.00
206,000	$ 1.32

2,090,000

F21

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances (cont’d…)

(r)  During the year ended April 30, 2007, 2,610,275 warrants at $0.75 per share, 4,044,111 warrants at $1.25 per share, 2,000,000 shares at a price of $1.75 per share, 129,515 agent’s warrants at $0.75 per share, and 144,348 agent’s warrants at $1.25 were exercised for total gross proceeds of $10,814,966.

(s)

During the year ended April 30, 2007, the Company issued 490,375 common shares, under a warrant incentive program, for gross proceeds of $707,343.  Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

(t)

During the year ended April 30, 2007, 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

Share purchase warrants

At April 30, 2007, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

362,500	$1.25	November 3, 2007(1)
37,383	$1.25	November 3, 2007(2)
399,883

(1)

These warrants were granted in connection with the private placement on November 3, 2005 (Note 6(f)).

(2)

These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 6 (f)).

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant.  The options can be granted for a maximum term of 5 years.

F22

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following is a summary of stock options outstanding at April 30, 2007, April 30, 2006 and April 30, 2005 and changes during the years then ended.

	April 30, 2007		April 30, 2006		April 30, 2005
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	6,364,748	$ 0.68	4,774,622	$ 0.34	2,361,434	$ 0.24
Exercised	(2,672,764)	0.53	(2,363,874)	0.48	(397,600)	0.24
Cancelled or expired	(700,000)	0.84	(393,750)	0.33	(316,434)	0.20
Granted	5,990,000	2.04	4,347,750	0.91	3,127,222	0.39

Outstanding, end of year	8,981,984	$ 1.62	6,364,748	$ 0.68	4,774,622	$ 0.34

Currently exercisable	2,753,484	$ 0.83

F23

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2007, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
191,984	0.85	November 2, 2007*
5,000	0.25	June 19, 2008
75,000	0.25	January 21, 2009
30,000	0.25	February 17, 2009
50,000	0.25	June 17, 2009
25,000	0.28	January 1, 2010
715,000	0.45	February 4, 2010
100,000	0.45	June 14, 2010
100,000	0.45	September 14, 2010
115,000	0.68	September 26, 2010
116,000	0.64	November 14, 2010
150,000	0.90	January 5, 2011
1,100,000	1.00	January 18, 2011
75,000	1.32	April 18, 2011
389,000	1.32	April 24, 2011
1,325,000	1.32	May 1, 2011
450,000	1.32	May 24, 2011
180,000	1.32	July 1, 2011
300,000	1.43	August 21, 2011
100,000	1.43	September 21, 2011
50,000	1.56	October 1, 2011
275,000	2.07	November 4, 2011
100,000	2.26	November 17, 2011
150,000	3.10	December 11, 2011
100,000	2.66	January 12, 2012
350,000	2.50	February 1, 2012
1,600,000	2.50	March 6, 2012
40,000	2.58	March 13, 2012
475,000	3.00	March 23, 2012
100,000	3.00	April 15, 2012
150,000	3.00	April 23, 2012

8,981,984

* 1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005 of which 738,868 were exercised during the year ended April 30, 2006.  Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years.  Each unit consists of one common share and one half of one transferable share purchase warrant (Note 6(f)).

F24

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2007 totaled $3,696,601. The weighted average fair value of options granted in the year was $2.16 (April 30, 2006 - $0.91, April 30, 2005 - $0.39).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30, 2007	April 30, 2006	April 30, 2005

Risk-free interest rate	3.79%	3.70%	2.85%
Expected life of options	5 years	5 years	5 years
Annualized volatility	239%	140%	130%
Dividend rate	0%	0%	0%

Escrow shares

At April 30, 2007, a total of 140,625 (April 30, 2006 – 281,250; April 30, 2005 – 562,500) shares were held in escrow.  No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange.  The performance conditions state that the shares may be released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure.  If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the years ended April 30,	2007	2006	2005

Cash paid during the year for income taxes	$ -	$ -	$ -

Cash paid during the year for interest	$ -	$ -	$ 1,610

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a)

The Company recognized fair market value of $996,071 in respect of stock options and agent’s options exercised (Note 6(q)).

(b)

The Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6(t)).

(c)

Included in accounts payable was $810,505 related to mineral property costs.

(d)

All amounts owed to Paragon are for mineral property costs.

F25

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

(a)

The Company recognized fair market value of $754,112 in respect of stock options and agent’s options exercised (Note 6 (m)).

(b)

The Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 6 (p)).

(c)

The Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with a private placement (Note 6 (f)).

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

(a)

The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 6 (g)).

(b)

The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 6 (j)).

(c)

The Company recognized fair market value of $133,739 in respect of stock options, agent’s options and brokers’ warrants exercised (Notes 6 (h) and (i)).

(d)

The Company issued a total of 383,367 common shares at a value of $162,890 for finders’ fees in conjunction with private placements (Notes 6 (l) and (e)).

(e)

The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 6 (l)).

(f)

The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the private placement (Note 6 (q))

F26

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

8.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2007, the Company recorded management fees of $40,000 (2006 - $12,000, 2005 - $12,000) from a public Company with directors in common.  At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the year ended April 30, 2007, the Company incurred management fees of $50,000 (2006 – $225,000, 2005 - $150,000) to a director.  At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the year ended April 30, 2007, the Company incurred directors’ fees of $60,500 (2006 - $63,000, 2005 - $5,000), to non-executive directors.  At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the year ended April 30, 2007, the Company incurred accounting fees of $Nil (2006 - $58,529, 2005 - $58,414) to a private company controlled by a former director.  At April 30, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the year ended April 30, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907, 2005 - $91,322) to a company that a director is a partner of.  At April 30, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

During the year ended April 30, 2007, the Company incurred geological consulting fees of $33,075 (2006 - $40,701, 2005 - $10,000) to a private company owned by a director.  At April 30, 2007, $5,830 (April 30, 2006 - $Nil) was owed to this party.

At April 30, 2007, $13,411 (April 30, 2006 - $11,685, April 30, 2005 - $6,435) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at April 30, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for overpayment of management fees.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss before income tax recovery	$ (5,533,011)	$ (3,683,593)	$ (1,400,106)

Expected income tax recovery at statutory rates	$ (1,961,735)	$ (1,388,715)	$ (498,438)
Non-taxable items	1,965,026	1,095,317	129,033
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(3,291)	(1,214,722)	(385,315)

Total income taxes (recovery)	$ -	$ (1,508,120)	$ (754,720)

F27

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

9.

INCOME TAXES (cont’d…)

The significant components of the Company's future tax assets are as follows:

	2007	2006

Future tax assets and (liabilities):
Loss carry forwards	$ 606,851	$ 1,049,668
Marketable Securities	11,033	-
Equipment	17,405	4,622
Share Issuance Costs	243,054	419,880
Mineral property and related exploration expenditures	917,927	(197,576)

	1,796,270	1,276,594

Less: valuation allowances	(1,796,270)	(1,276,594)

Net future tax assets ( liabilities)	$ -	$ -

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

10.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.  Geographical information is as follows:

	April 30, 2007	April 30, 2006
Equipment
Canada	$ 366,080	$ 126,369
USA	-	-

	$ 366,080	$ 126,369

Mineral properties
Canada	$ 14,535,443	$ 3,907,039
USA	15,849	12,722

	$ 14,551,292	$ 3,919,761

F28

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, due to Paragon and due from/to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12.

COMMITMENTS AND CONTINGENCIES

a)

The Company has entered into an operating lease agreement for its office premises in Newfoundland and Vancouver.  The annual lease commitments under these leases are as follows:

2008

$

76,804

2009

48,586

2010

47,954

2011

35,491

13.

SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totalling 139 claims located in the central mineral belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period.  The agreement was approved by the TSX Venture Exchange on May 28, 2007.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

F29

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2007			2006
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$ 16,747,171	$ -	$ 16,747,171	$ 14,320,262	$ -	$ 14,320,262
Equipment	366,080	-	366,080	126,369	-	126,369
Mineral properties	14,551,292	(12,474,517)	2,076,775	3,919,761	(3,163,636)	756,125

Total assets	$ 31,664,543	$ (12,474,517)	$ 19,190,026	$ 18,366,392	$(3,163,636)	$ 15,202,756

Liabilities
Current liabilities	$ 1,356,467	$ -	$ 1,356,467	$ 226,441	$ -	$ 226,441
Flow-through share liability	-	-	-	-	401,546	401,546
Shareholders’ equity
Capital stock	44,135,660	-	44,135,660	29,135,054	1,444,640	30,579,694
Contributed surplus	3,888,533	-	3,888,533	1,188,003	-	1,188,003
Deficit	(17,716,117)	(12,474,517)	(30,190,634)	(12,183,106)	(5,009,822)	(17,192,928)

Total liabilities and shareholders’ equity	$ 31,664,543	$ (12,474,517)	$ 19,190,026	$ 18,366,392	$ (3,163,636)	$ 15,202,756

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005
Loss for the year under Canadian GAAP	$ (5,533,011)	$ (2,175,473)	$ (645,386)
Adjustments:
Mineral property expenditures incurred during the year	(9,310,881)	(2,508,260)	(1,279,032)
Mineral properties written off during the year	-	1,325,707	81,886
Flow-through share premium (discount) paid in excess of (below) market value	-	491,714	124,940
Future income tax recovery	-	(1,508,120)	(754,720)
Loss under US GAAP	$ (14,843,892)	$ (4,374,432)	$ (2,472,312)
Weighted average number of common shares outstanding under US GAAP	62,293,444	46,983,232	24,114,631
Loss per share under US GAAP	$ (0.24)	$ (0.09)	$ (0.10)

F30

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
Net cash flows from operating activities
Under Canadian GAAP	$ (2,676,963)	$ (1,950,263)	$ (756,660)
Mineral properties	(8,238,406)	(2,421,945)	(1,279,032)
Net cash used in operating activities under US GAAP	(10,915,369)	(4,372,208)	(2,035,692)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	12,926,385	13,834,710	6,499,685
Net cash flows used in investing activities
Under Canadian GAAP	(9,885,981)	(2,683,178)	(1,510,334)
Mineral properties	8,238,406	2,421,945	1,279,032
Net cash used in investing activities under US GAAP	(1,647,575)	(261,233)	(231,302)

Net increase in cash and cash equivalents during the year	363,441	9,201,269	4,232,691
Cash and cash equivalents, beginning the year	13,947,976	4,746,707	514,016
Cash and cash equivalents, end of year	$ 14,311,417	$ 13,947,976	$ 4,746,707

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

F31

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year the Company did not issue any flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

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

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2007, 2006 and 2005 were 62,293,444, 46,983,232, and 24,114,631 respectively.

F32

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2007

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Company’s financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but are does not anticipate a material impact.

F33