Form 20-F/A
period 2008-04-30
CROSSHAIR EXPLORATION & MINING CORP
filed 2008-06-27
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Commission file number: 001-33439

CROSSHAIR EXPLORATION & MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Address of principal executive offices)

Mark J. Morabito, President and Chief Executive Officer
Telephone Number: (604) 681-8030
E-Mail: mark@crosshairexploration.com
Facsimile Number: (604) 681-8039
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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
Yes [   ]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]   No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]   No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]         Accelerated filer [   ]         Non-accelerated filer  [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
By the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes [   ]    No [X]

Index to Exhibits on Page 45

EXPLANATORY NOTE

Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 20-F. This Amendment No. 1 on Form 20-F (the “Amendment”) hereby amends Crosshair’s Form 20-F for the fiscal year ended April 30, 2007, as originally filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2007 (the “Original Filing”). The Amendment is being filed solely to address those comments raised by the SEC in its comment letters to the Company dated January 30, 2008 and March 20, 2008, and to incorporate relevant portions of the disclosure contained in the Company’s amended and restated management’s discussion and analysis originally filed by the Company with the SEC as Exhibit 99.2 to Form 6-K on April 11, 2008. This Amendment does not reflect events occurring after the filing of the Original Filing and should not be viewed as updating any information contained therein. Except as described above, no other changes have been made to the Original Filing.

PART I

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

Property Terminations

We have not terminated our options in any of our properties since the beginning of fiscal 2007.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures

Fiscal 2005	$1,566,346(1)

Fiscal 2006	$1,435,954(2)

Fiscal 2007	$10,631,531(3)

____________________
(1)	These funds were spent as outlined below (Note - The total amount includes acquisition costs of $245,000, which were paid in common shares and not cash.):

	Glenwood	Wings Point-	South	North Paul’s	Beigou	Central
	Break	Titan	Golden	Pond Gold	Gold	Mineral Belt	DJ Gold
Expense ($)	Property	Property	Promise	Property	Property	Project	Property
Drilling and Trenching	$51,712	$126,550	$13,076	$2,008	--	--	--
Geology	171,706	7,270	143,655	30,756	$64,473	$193,243	$6,349
Geophysics	44	2,346	23,500	11,154	--	83,137	--
Admin.	19,671	20,111	19,025	2,917	23,305	20,201	720
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580
Write off of mineral property	--	--	--	(109,878)	--	--	(79,110)

(2)	These funds were spent as outlined below:

					Central
	Glenwood	Wings	South	Beigou	Mineral	Otter/Portage
	Break	Point-Titan	Golden	Gold	Belt	Lake	Sinbad
Expense ($)	Property	Property	Promise	Property	Project	Properties	Claims
Drilling and trenching	$32,349	--	$37,929	--	$323,008	--	--
Geology	73,089	$10,872	145,301	$41,410	541,753	$400	$8,597
Geophysics	3,562	--	98,112	--	1,085,376	--	--
Administration	4,188	2,463	36,148	17,081	152,555	--	--
Technical analysis	22,438	104	110,393	--	87,725	--	--
Acquisition costs	--	--	82,000	--	290,000	70,000	4,125
Credits received	(36,693)	(31,326)	(22,150)	--	(266,300)	--	--
Write-off of mineral
properties	(884,096)	(374,522)	--	(229,935)	--	--	--

(3)	These funds were spent as outlined below:

			Central
	South	Golden	Mineral	Otter/Portage
	Golden	Promise	Belt	Lake	Sinbad
Expense ($)	Promise	Property	Project	Properties	Claims
Drilling and trenching	$514,059	640,629	$2,474,435	94,698	--
Geology	78,338	32,738	2,070,123	34,741	3,127
Geophysics	79,961	--	2,278,608	62,900	--
Administration	42,743	54,301	343,171	7,765	--
Technical analysis	40,189	17,336	432,758	8,261	--
Acquisition costs	223,500	110,400	710,000	276,750	--
Credits received	--	--	--	--	--

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

The Company’s objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities.

Pasadena
N
Labrador
Newfoundland
Map Area
5400000m
5350000m
500000m
550000m
Golden Promise Project
Badger
Jaclyn Zone (Au)
Snow White / Linda (Au)
Buchans
Millertown
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

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals to earn a 60% interest in the Golden Promise Project.

The option agreement calls for:

i)	Issuing common shares:

	Number of
	shares
Within 5 days of the execution date of the
agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000	Issued by the Company
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

	Amount
On or before May 1, 2007 (as a firm and	$750,000	(1)
binding commitment)
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
	$4,000,000

(1)	As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)	Make cash payments on behalf of Paragon Minerals for Paragon Minerals’ obligations with respect to the Golden Promise Project and other claims as follows:

	Amount
On or before June 1, 2006	$75,000	Paid by Paragon Minerals
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$100,000

During the year ended April 30, 2007, the Company advanced $587,000 to Paragon Minerals for Golden Promise exploration costs and at April 30, 2007, Paragon Minerals had spent $742,803. As a result the Company owes Paragon Minerals $155,803.

A 14 hole, 3,073 meter program was completed in the 2006/2007 winter exploration program. This drilling was successful in extending the main Jaclyn vein system by more than 50% to a current defined strike length of 750 metres and to a depth of 225 metres, and the zone remains open. Visible gold was noted in 10 of the 14 holes completed in this phase of drilling, which included some of the highest grades reported to date.

The work completed to date has unveiled a significant gold bearing system at the main Jaclyn Zone. At Jaclyn North, which also remains open in all directions, 4 of 6 holes completed to date intersected visible gold bearing quartz veins. Given its potentially high grade nature and its close proximity to the main Jaclyn Zone, the Jaclyn North system could prove to be an extremely important component of the Golden Promise project and will be addressed with additional drilling in the future.

In advance of the planned spin out of its Newfoundland gold and base metal assets, the Company plans to commission a NI 43-101 report covering the Golden Promise (gold) and Victoria Lake (zinc/copper/silver/gold) projects.

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

The six blocks of licenses cover 25,825 hectares in 1,033 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

			Sec.
Licence	Claims	NTS AREA	Deposit	Renewal Date	Report Due	Expenditures Required
8904M	6	12A/16	$0.00	July 9, 2007	September 7, 2006	$600.93 by 2006/07/09
11028M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$85,929.15 by 2008/06/21
11029M	256	12A/16	$0.00	June 21, 2007	August 20, 2007	$80,698.88 by 2008/06/21
11033M	256	2D/13, 12A/16	$0.00	June 21, 2007	August 20, 2007	$99,928.62 by 2008/06/21
11034M	217	12A/16	$0.00	June 21, 2007	August 20, 2007	$94,636.18 by 2009/06/21
11057M	42	12A/16	$0.00	October 28, 2009	December 27, 2006	$5,398.54 by 2006/10/28
Total:	1,033

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

South Golden Promise Property

Paragon Minerals acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats (the "Vendors"). The Vendors are entitled to a 2.5% Net Smelter Return. Paragon Minerals can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0% . As of September 2005, Paragon Minerals completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

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

The two blocks of licenses cover 17,800 hectares in 712 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

			Sec.
Licence	Claims	NTS AREA	Deposit	Renewal Date	Report Due	Expenditures Required
SGP
		12A/09,10,
12460M	70	15,16	$0.00	November 22, 2009	January 21, 2008	$11,224.08 by 2007/11/22
12462M	256	12A/16	$0.00	August 19, 2012	October 18, 2008	$4,605.26 by 2009/08/19
13591M	23	12A/16	$0.00	November 22, 2009	January 21, 2008	$6,538.63 by 2007/11/22
13766M	34	12A/15, 16	$1,700.00	August 16, 2012	October 15, 2008	$6,800.00 by 2008/08/16
11058M	20	12A/16	$0.00	October 28, 2009	December 27, 2007	$6,921.20 by 2008/10/28
11059M	4	12A/16	$0.00	October 28, 2009	December 27, 2007	$568.64 by 2010/10/28
Victoria
08883M	166	12A/06	$0.00	July 2, 2012	September 1, 2008	$83,525.58 by 2009/07/02
12380M	139	12A/06	$0.00	July 5, 2009	September 3, 2008	$77,701.49 by 2013/07/05
Total:	712

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

The Company completed over 9,400 metres of drilling in the 2007 winter exploration program on the Central Mineral Belt project. The drilling focused on the Upper and Lower C Zones and targets along strike, and the results continue to substantiate the potential for a large uranium deposit(s) within a 4.5 kilometer-long trend. This drilling, together with over 20,000 metres of drilling in 2006, will be used to greatly expand the existing NI 43-101 resource outlined by Shell Canada drilling in the late 1970s. This updated resource estimate will be completed in July 2007.

A 40,000 meter drill program utilizing three drill rigs is planned for the remainder of the year on the entire Central Mineral Belt Project. The program is designed to increase the uranium resource contained in the Upper C Zone, delineate a uranium resource at the Lower C and B Zones, continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake, and test new “Blue Sky” uranium targets. Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program will be carried out on the under-explored southern region of the 750 square kilometer project.

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

Summary of Licences under Option

			Sec.
Licence	Claims	NTS AREA	Deposit	Renewal Date	Report Due	Expenditures Required
9781M	28	13K/10	$0.00	December 1, 2008	January 30, 2008	$25,200.00 by 2016/12/01
9783M	3	13K/06	$0.00	December 1, 2008	January 30, 2008	$1,759.28 by 2015/12/01
10367M	8	13K/03	$0.00	November 15, 2009	January 15, 2008	$1,220.96 by 2012/11/15
10368M	48	13K/06	$0.00	November 15, 2009	January 15, 2008	$43,200.00 by 2016/11/15
10715M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2008	$91,696.10 by 2010/04/01
10716M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$73,303.49 by 2010/04/01
10717M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$70,765.01 by 2010/04/01
10718M	256	13K/06	$0.00	April 1, 2010	May 31, 2008	$95,002.35 by 2010/04/01
10719M	256	13K/06, 07	$0.00	April 1, 2010	May 31, 2008	$93,087.60 by 2010/04/01
10720M	256	13K/07	$0.00	April 1, 2010	May 31, 2008	$94,249.10 by 2010/04/01
10722M	201	13K/02, 03, 06	$0.00	April 1, 2010	May 31, 2008	$70,230.06 by 2010/04/01
10723M	229	13K/07	$0.00	April 1, 2010	May 31, 2008	$79,185.50 by 2010/04/01
11395M	36	13K/06	$1,800.00	November 16, 2010	January 15, 2008	$17,129.24 by 2011/11/16
11770M	140	13K/06	$7,000.00	February 28, 2011	April 30, 2008	$48,685.74 by 2011/02/28
11833M	16	13K/07	$0.00	July 22, 2012	September 20, 2008	$14,400.00 by 2017/07/22
11834M	48	13K/06, 07	$0.00	July 22, 2012	September 20, 2008	$43,200.00 by 2017/07/22
11835M	27	13K/06, 07	$0.00	July 22, 2012	September 20, 2008	$24,300.00 by 2017/07/22
12616M	79	13K/06,07, 10,11	$0.00	April 1, 2010	May 31, 2008	$13,444.14 by 2011/04/01
12617M	89	13K/10	$0.00	February 21, 2010	April 23, 2008	$18,907.05 by 2010/02/21
12618M	252	13K/07, 10	$0.00	January 31, 2010	April 2, 2008	$10,780.33 by 2012/01/31
13427M	105	13K/03	$5,250.00	May 3, 2012	July 2, 2008	$21,000.00 by 2008/05/03
13634M	5	13K/03	$250.00	July 5, 2012	September 3, 2008	$1,000.00 by 2008/05/07
13635M	10	13K/06	$500.00	July 5, 2012	September 3, 2008	$2,000.00 by 2008/05/07
12353M	66	13K/03	$3,300.00	July 24, 2011	September 22, 2008	$19,380.14 by 2011/07/24
12376M	39	13K/02, 03	$1,950.00	July 31, 2011	September 29, 2008	$12,565.46 by 2011/07/31
13332M	11	13K/03	$550.00	April 12, 2012	June 11, 2008	$2,200.00 by 2008/04/12
12352M	23	13L/02	$1,150.00	July 24, 2011	September 22, 2008	$6,939.29 by 2011/07/24

Total:	2,999

Map Area
Labrador
12617M
12618M
9781M
Labrador Inuit Lands
12616M
11834M
Labrador Inuit Settlement Area
11835M
9783M
11770M
11395M
10716M
10715M
10717M
10723M
10720M
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

Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims. The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits. (Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8.) The Otter andPortage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity. Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys are being carried out in order to prioritize targets for diamond drilling in 2008. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	50,000
	$140,000

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX	Venture
Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$600,000

As at April 30, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

South Golden Promise (& Victoria Lake), Wings Point-Titan, Glenwood Break Properties

In February 2003, the Company entered into three option-JV agreements with Paragon Minerals (formerly Rubicon Minerals) to acquire three separate interests in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as “South Golden Promise”, “Wings Point-Titan” and “Glenwood Break”. The Company had the right to acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 (Glenwood Break - $2,000,000; Wings Point - $1,500,000; South Golden Promise - $1,750,000) within four years of September 2003.

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $374,522.

Glenwood Break Property

The Company elected to terminate the Glenwood Break option in the second quarter of 2006. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $884,096.

South Golden Promise (& Victoria Lake)

At April 30, 2007, the Company incurred $1,647,312 (net of $22,150 credits received) in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the South Golden Promise Project.

During the year ended April 30, 2007, the company advanced $370,000 to Paragon Minerals for Southern Golden Promise exploration costs and at April 30, 2007, Paragon Minerals had spent $562,482 on behalf of the Company. As a result the Company owes Paragon Minerals $192,482.

The first phase of reconnaissance drilling at Victoria Lake was very successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results received from the widely spaced drilling are strongly suggestive of a proximal VHMS environment.

The 11 hole, 2198 meter program tested several precious metal-rich massive sulphide targets on four widely spaced grids underlain by highly prospective volcanic rocks similar to those hosting the nearby high grade Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals.

North Paul’s Pond Gold Property

The assay results received for the diamond-drilling program completed in spring 2005, although locally anomalous, were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul’s Pond Gold property on June 22, 2005. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $139,754.

Utah

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work. The Company has recently entered into an agreement with Target Exploration & Mining Corp. (a related party by way of common directors with the Company) for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. Subsequently, this agreement was approved by the TSX Venture Exchange.

Liaoning Province, Northeast China

Beigou Gold Property

On September 16, 2004 the Company entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company could earn an 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over a five year period.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $229,935.

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

Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. On February 10, 2006 the Company graduated to Tier 1 on the TSX Venture Exchange and as of May 2, 2007, the Company received approval to list its shares on the American Stock Exchange.

The Company is currently focusing its exploration activities on the following projects:

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

Effective May 1, 2006, the beginning of the Company’s 2007 fiscal year, the Company decided to early adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements. The following summarizes the new accounting standards:

Financial Instruments and Comprehensive Income

These new recommendations of the CICA are for the accounting for comprehensive income (CICA Handbook Section 1530), and for the classification, recognition and measurement of financial instruments (CICA Handbook Section 3855) that apply to the Company – see note 2 to the audited financial statements of the Company for the year ended April 30, 2007. The concept of comprehensive income is to include unrealized changes in the value of financial instruments in shareholders’ equity under the heading “Accumulated other comprehensive income”. The policy’s most significant impact on the Company is with respect to the treatment of the Company’s marketable securities, which are now accounted for at fair value with gains and losses reported in the statement of operations. There were no other significant impacts on the Company’s’ financial statements as a result of these new recommendations.

Hedging (CICA Handbook Section 3865). This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Accounting changes (CICA Handbook Section 1506). This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements. There was no effect on opening equity as of May 1, 2006 as a result of applying these new standards.

Effective for fiscal periods commencing January 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective January 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its financial statements.

Capital Disclosures (Section 1535). This standard establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863). These two standards replace the current standard “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064). This new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

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

During the second quarter of 2006, we elected to terminate our options in the Glenwood Break property and the Wings Point-Titan property and consequently mineral property costs of $884,096 and $374,522 were written off. In addition, during the second quarter of 2006, we received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for fiscal 2006 shown in the table above.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written off in the third quarter of fiscal 2006.

5.B.       Liquidity and Capital Resources

Liquidity – April 30, 2007, April 30, 2006 and April 30, 2005

We had cash on hand of $14,311,417, $13,947,976 and $4,746,707 as of April 30, 2007, 2006 and 2005, respectively. Our working capital was $15,390,704, $14,093,821 and $4,512,628 as of April 30, 2007, 2006 and 2005, respectively. We currently have sufficient cash resources to meet our ongoing obligations as they become due.

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

During the year ended April 30, 2007, 2,672,764 stock options were exercised, 700,000 stock options were cancelled or expired and 5,990,000 stock options were granted. As at April 30, 2007 the Company had 8,981,984 (of which 2,753,484 were exercisable) options outstanding at exercise prices ranging from $0.25 per share to $3.10 per share with expiry dates ranging from November 2, 2007 to April 23, 2012. Subsequent to April 30, 2007, 80,000 stock options were cancelled, 118,250 stock options and 21,500 agent’s options were exercised for total proceeds of $76,775. If exercised, the remaining 8,762,234 stock options would increase the Company’s available cash by $14,013,731.

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

5.E.       Off-Balance Sheet Arrangements

Not applicable

5.F.       Tabular Disclosure of Contractual Obligations

As at April 30, 2007, we had the following contractual obligations:

	Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Capital (Finance) Lease Obligations	$--	$--	$--	$--	$--
Operating Lease Obligations	208,835	76,804	173,344	83,445	--
Total	$208,835	$76,804	$173,344	$83,445	$--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.       Directors and Senior Management

Name	Age	Position

Mark J. Morabito	41	President, CEO and Director

C. Stewart Wallis (2)	63	Director

Jay Sujir (2)	49	Director

David Ying Tat Lee (1) (2)	59	Director

Geir L. Liland	58	Director

Ian B. Smith (1)	62	Director

Leo Power (1)	45	Director

Christopher Collingwood	60	Director

J. Wayne Pickett	53	Vice President, Exploration

Julie L. Bolden	43	VP Corporate Affairs and Corporate Secretary

Douglas R. Brett	54	Chief Financial Officer

Daniel McIntyre	38	VP Investor Relations
____________________
(1)	Member of Audit Committee
(2)	Member of Compensation Committee

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

Christopher Collingwood has been a member of our Board of Directors since October 2007. Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm and has been actively involved with Baine Johnston since 1967. Baine Johnston is active in commercial and industrial real estate, commercial insurance, Leon's Furniture Ltd. Franchised Operations for Newfoundland and has investments in a number of other Newfoundland companies. Mr. Collingwood is a board member of a number of Newfoundland and Labrador companies including Consilient Technologies Ltd. and Pan Maritime Energy Services Inc. He is also a past public director of the Investment Dealers Association of Canada. Mr. Collingwood earned a B.Comm from Memorial University in 1970.

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

6.B.       Compensation

Because Mr. Collingwood was not appointed to the Board of Directors until October 25, 2007, there is no compensation disclosure related to Mr. Collingwood in this section.

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2007, for our directors and executive officers.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and	Year	Salary	Bonus	Other	Securities	Restricted
Principal Position		(CDN$)	(CDN$)	Annual	Under	Shares		All other
				Compensation	Options/SARs	Or	LTIP	Compen-
				(CDN$)	Granted (#)	Restricted	Payouts	sation
						Share Units	(CDN$)	(CDN$)
						(CDN$)
Mark J. Morabito President, CEO and Director	2007	$200,000	$200,000	$10,125	1,500,000	--	--	--

Gier Liland (1) Chief Financial Officer and Director	2007	--	--	50,000	300,000	--	--	--

Timothy D.L. Froude (2) Senior VP, Exploration	2007	100,000	25,000	--	200,000	--	--	--

Stewart Wallis, Director	2007	--	--	54,390 (4)	100,000	--	--	--

Jay Sujir Director	2007	--	--	13,500 (5)	100,000	--	--	--

David Y.T. Lee Director	2007	--	--	13,500 (3)	100,000	--	--	--

Leo Power Director	2007	--	--	6,500 (3)	300,000	--	--	--

Ian Smith Director	2007	--	--	8,500 (3)	300,000	--	--	--

(1)	Mr. Liland ceased serving as our Chief Financial Officer as of July 31, 2007.
(2)	Mr. Froude’s employment with the Company ceased on August 13, 2007.
(3)	Director’s fees paid to non-executive directors.
(4)

Includes directors’ fees in the amount of $13,500 and geological consulting fees in the amount of $40,890 paid to Sundance Geological Ltd. a private entity owned and controlled by Mr. Wallis. Excludes $33,075 of geological consulting fees to Roscoe Postle Associates Inc., a company for which Stewart Wallis was an employee until Oct 2006.
(5)	Excludes $25,882 of legal fees paid to Anfield Sujir Kennedy & Durno Barristers & Solicitors, a limited liability partnership of which Jay Sujir is a partner.

During the fiscal year ended April 30, 2007, a total of 2,900,000 stock options were granted to our directors and executive officers as follows:

						Mkt. Value of
	% of Total					Securities
	Options Granted					Underlying
Name of Director or	as of year ended	Number Of		Exercise Price		Options on Date of
Executive Officer	Apr 30, 2007	Options Granted	Date of Grant	per Share ($)	Expiration Date	Grant ($)

Mark J. Morabito	16.69	1,000,000	5/1/06	1.32	5/1/11	1.27
	8.35	500,000	3/6/07	2.50	3/6/12	3.04
Tim Froude	1.67	100,000	5/24/06	1.32	5/24/12	1.35
	1.67	100,000	3/23/07	3.00	3/23/12	3.23
Geir Liland	2.50	150,000	5/24/06	1.32	5/24/12	1.35
	2.50	150,000	3/6/07	2.50	3/6/12	3.04
Leo Power	1.67	100,000	5/24/06	1.32	5/24/11	1.35
	1.67	100,000	11/17/06	2.26	11/17/11	2.65
	1.67	100,000	3/6/07	2.50	3/6/12	3.04
Ian Smith	2.50	150,000	8/ 21/06	1.43	8/21/11	1.76
	0.83	50,000	12/11/06	3.10	12/11/11	3.85
	1.67	100,000	3/ 6/07	2.50	3/6/12	3.04
Jay Sujir	1.67	100,000	3/6/07	2.50	3/6/12	3.04
David Lee	1.67	100,000	3/6/07	2.50	3/6/12	3.04
Stewart Wallis	1.67	100,000	3/6/07	2.50	3/6/12	3.04

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

Aggregated Stock Options Exercises in Fiscal 2007
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Executive Officers/Directors

				Value of Unexercised In-
	Number of			the-Money Options at
	Shares		Number of Unexercised	Fiscal Year-End (1)
	Acquired on	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	Exercise	Realized	Exercisable/Unexercisable	Unexercisable

Mark Morabito	300,000	$861,000	750,000/1,450,000	$1,315,000/1,388,000
Stewart Wallis	70,000	115,900	230,000/150,000	$ 492,200/96,000
Jay Sujir	100,000	289,000	100,000/150,000	$ 191,500/96,000
David Ying Tat Lee	20,000	68,000	180,000/150,000	$ 372,700/96,000

Value of Unexercised In-
	Number of			the-Money Options at
	Shares		Number of Unexercised	Fiscal Year-End (1)
	Acquired on	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	Exercise	Realized	Exercisable/Unexercisable	Unexercisable

Geir Liland	--	--	162,500/337,500	$ 295,750/306,250
Timothy Froude	97,500	235,575	215,000/225,000	$ 421,600/181,000
Ian Smith	--	--	37,500/262,500	$ 45,375/150,125
Leo Power	--	--	75,000/325,000	$ 120,000/238,000

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

6.C.       Board Practices

The Board of Directors presently consists of eight directors, all of whom were elected at the annual general meeting of the shareholders of the Company, held on September 10, 2007, except for Mr. Collingwood, who was appointed to the Board of Directors on October 25, 2007. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors. Mr. Morabito has served as a director of the Company since November 1998; Mr. Wallis has served as a director of the Company since June 2003; Mr. Sujir has served as a director of the Company since February 2003; Mr. Lee has served as a director of the Company since February 2004; Mr. Liland has served as a director of the Company since June 2005; Mr. Smith has served as a director of the Company since September 2006; and Mr. Power has served as a director of the Company since November 2006.

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

6.D.       Employees

As of October 31, 2007, we had 20 full-time employees.

6.E.       Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of October 31, 2007. As of October 31, 2007, we had 72,390,789 common shares issued and outstanding. The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of October 31, 2007.

	Number of	Percent of Outstanding
Name	Common Shares	Common Shares
Mark J. Morabito	2,469,769 (1)	3.97%
C. Stewart Wallis	275,400 (2)	*
Jay Sujir	175,000 (3)	*
David Y.T. Lee	250,000 (4)	*
Geir Liland	325,000 (5)	*
Leo Power	232,700 (6)	*
Ian Smith	145,000 (7)	*
Christopher Collingwood	350,300 (8)	*

*	Indicates less than one percent
(1)	Includes options to purchase 1,475,000 common shares
(2)	Includes options to purchase 230,000 common shares
(3)	Includes options to purchase 150,000 common shares
(4)	Includes options to purchase 230,000 common shares
(5)	Includes options to purchase 325,000 common shares
(6)	Includes options to purchase 225,000 common shares
(7)	Includes options to purchase 125,000 common shares
(8)	Includes options to purchase 100,000 common shares

The following table presents the stock options granted to the aforementioned persons and unexercised as of October 31, 2007. The stock options are for Common Shares.

		Number of
		Underlying
	Date of	Common		Exercise	Expiration
Name	Grant	Shares	Vested *	Price	Date
Mark J. Morabito	Mar. 6, 2007	500,000	125,000	$2.50	Mar. 6, 2012
	May 1, 2006	1,000,000	750,000	1.32	May 1, 2011
	Jan. 18, 2006	400,000	300,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	300,000	300,000	0.45	Feb. 4, 2010

C. Stewart Wallis	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	100,000	100,000	0.45	Feb. 4, 2010
	Jan. 21, 2004	25,000	25,000	0.25	Jan. 21, 2009
	Jun. 19, 2003	5,000	5,000	0.25	Jun. 19, 2008

Jay Sujir	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

David Y.T. Lee	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	100,000	100,000	0.45	Feb. 4, 2010
	Feb. 17, 2004	30,000	30,000	0.25	Feb. 17, 2009

Geir Liland	Mar. 6, 2007	150,000	37,500	$2.50	Mar. 6, 2012
	May 24, 2006	150,000	112,500	1.32	May 24, 2011
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Jun. 14, 2005	100,000	100,000	0.45	Jun. 14, 2010

		Number of
		Underlying
	Date of	Common		Exercise	Expiration
Name	Grant	Shares	Vested *	Price	Date
Leo Power	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Nov. 17, 2006	100,000	50,000	2.26	Nov. 17, 2011
	May 24, 2006	100,000	75,000	1.32	May 24, 2011
	Jan. 5, 2006	100,000	75,000	0.90	Jan. 5, 2011

Ian Smith	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Dec. 11, 2006	50,000	25,000	3.10	Dec. 11, 2011
	Aug. 21, 2006	150,000	75,000	1.43	Aug. 21, 2011

Christopher Collingwood	Oct. 24, 2007	150,000	Nil	$1.95	Oct. 24, 2012
	Dec. 11, 2006	50,000	25,000	3.10	Dec. 11, 2011
	May 1, 2006	50,000	37,500	1.32	May 1, 2011
	Jan. 18, 2006	50,000	37,500	1.00	Jan. 18, 2011

*              Includes those options that are exercisable within 60 days of October 31, 2007.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.       Major Shareholders

To the knowledge of management, other than the entities listed below, no person beneficially owns 5% or more of our issued and outstanding Common Shares:

	Number of
Name	Common Shares	Percentage(1)

David W. Tice & Associates, LLC	4,216,200 (2)	5.9%
John Burbank	3,320,233 (3)	4.6
____________________
(1)	Based on 71,740,789 Common Shares outstanding as of September 30, 2007.

(2)	This information is based on an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 6, 2007, by David W. Tice & Associates, LLC and Prudent Bear Funds, Inc.

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

The Company entered into transactions with related parties as follows:

1.

We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters. One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $25,882 for Fiscal 2007. Fees of $20,393 have been paid to Anfield Sujir Kennedy & Durno since April 30, 2007 through October 31, 2007. We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

2.

We engaged the services of Sundance Geological Ltd. (“Sundance”) for geological services. One of our directors, Stewart Wallis, is the principal of Sundance. We paid fees directly to Sundance in the amount of $27,245 during Fiscal 2007 and at April 30, 2007 $5,830 was owed to Sundance. Fees of $13,050 were paid to Sundance from April 30, 2007 through October 31, 2007. We currently expect to continue to utilize the services of Sundance.

3.

On May 2, 2006, we engaged the services of Geir Liland to provide services ordinarily provided by a chief financial officer. We paid fees of $50,000 to Mr. Liland during the fiscal year ended April 30, 2007. Mr. Liland ceased serving as our Chief Financial Officer as of July 31, 2007.

4.

Until May 1, 2006, we paid Yvonne Cole’s private consulting company management fees of $4,583 per month. As of May 1, 2006, we hired Ms. Cole as our Corporate Secretary. Ms. Cole’s employment with the Company terminated on August 24, 2006, and she was paid a severance payment of $4,583.

5.

During the fiscal year ended April 30, 2007, we charged management fees of $40,000 to Target, a company of which several of our directors and officers serve as officers and directors. From May 1, 2007 to August 31, 2007, we received $20,000 in management fees from Target. Effective September 1, 2007, in lieu of management fees, we entered into a cost sharing arrangement with Target whereby we are reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. As of October 31, 2007, $38,089 was owed to us under this arrangement.

6.	On August 1, 2007, we entered into the Consulting Agreement with Mr. Brett and his private consulting company, and agreed to pay $6,250 per month.

7.	On February 12, 2007, we entered into an agreement with Target for the sale of our Sinbad claims for a cash payment in the amount of $31,698. We retained a 2% net smelter royalty.

8.

Our directors and officers regularly incur expenses on our behalf for which they are reimbursed. As at April 30, 2007, we had outstanding expense reports from Gregory Davis as to $2,305.27, from J. Wayne Pickett as to $35.73 and from Mark J. Morabito as to $11,070.48.

9.	During Fiscal 2006, we made an overpayment of management fees to Mark J. Morabito in the amount of $4,167. Mr. Morabito repaid this amount during Fiscal 2007.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements.

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

8.B.     Significant Changes

Since April 30, 2007, the date of our most recent financial statements, the following significant changes have occurred:

             Subsequent to April 30, 2007, we entered into an option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totaling 139 claims located in the central mineral belt of Labrador, by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares in the capital of the Company over a three year period. The agreement was approved by the TSX Venture Exchange on May 28, 2007.

PART II

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the U.S. Securities Exchange Commission rules and forms. In addition, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, so as to allow timely decisions regarding required disclosure.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Ian Smith, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

The Board of Directors of the Company has determined that Mr. Smith is an “independent” director in accordance with the definition set forth in Section 121 of the American Stock Exchange Company Guide.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2007

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

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

June 1, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian dollars)

	2007	2006

ASSETS

Current
Cash and cash equivalents	$14,311,417	$13,947,976
Marketable securities (Note 3)	1,787,387	-
Receivables	444,929	229,327
Due from related parties (Note 8)	-	4,167
Prepaid expenses	203,438	138,792

	16,747,171	14,320,262

Equipment (Note 4)	366,080	126,369
Mineral properties (Note 5)	14,551,292	3,919,761

	$31,664,543	$18,366,392

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$988,941	$212,220
Due to related parties (Note 8)	19,241	14,221
Due to Paragon (formerly Rubicon) (Note 5a & e)	348,285	-

	1,356,467	226,441
Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued
70,912,072 (April 30, 2006 – 58,356,045) common shares	44,135,660	29,135,054
Contributed surplus (Note 6)	3,888,533	1,188,003
Deficit	(17,716,117)	(12,183,106)

	30,308,076	18,139,951

	$31,664,543	$18,366,392
Nature and continuance of operations (Note 1)
Subsequent events (Note 13)
Commitments and contingencies (Note 12)

On behalf of the Board:

“Mark Morabito”	Director	“Geir Liland”	Director

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30
(Expressed in Canadian dollars)

	2007	2006	2005

EXPENSES
Advertising	$65,327	$-	$-
Amortization	43,882	7,477	745
Audit and accounting (Note 8)	38,604	143,212	83,536
Conference and exhibitions	99,448	-	-
Consulting	171,724	244,534	182,227
Directors fees (Note 8)	60,500	63,000	5,000
Insurance	35,897	-	-
Investor relations	143,773	130,364	120,880
Legal (Note 8)	212,486	100,700	79,300
Management fees (Note 8)	50,000	225,000	158,931
Office and administration	562,642	339,703	122,603
Property investigations	1,602	93,467	28,776
Rent	83,979	67,132	26,487
Stock-based compensation (Note 6)	3,696,601	682,213	316,521
Transfer agent and filing fees	87,017	106,448	58,292
Travel	306,978	165,538	60,623
Wages and salaries	923,743	41,441	-
	(6,584,203)	(2,410,229)	(1,243,921)

OTHER ITEMS
Interest income	345,287	233,065	20,803
Management income (Note 8)	40,000	12,000	12,000
Realized gain - marketable securities	701,494	-	-
Unrealized loss – marketable securities	(35,589)	-	-
Write-off of mineral properties (Note 5)	-	(1,518,429)	(188,988)
	1,051,192	(1,273,364)	(156,185)

Loss before income tax	(5,533,011)	(3,683,593)	(1,400,106)

Future income tax recovery (Note 9)	-	1,508,120	754,720

Loss and comprehensive loss for the year	(5,533,011)	(2,175,473)	(645,386)

Basic and diluted loss per common share	$(0.09)	$(0.05)	$(0.03)

Weighted average number of common shares outstanding	62,434,069	47,264,482	24,677,131

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian dollars)

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(5,533,011)	$(2,175,473)	$(645,386)
Items not affecting cash:
Amortization	43,882	7,477	745
Stock-based compensation	3,696,601	682,213	316,521
Write-off of mineral properties	-	1,518,429	188,988
Future income taxes	-	(1,508,120)	(754,720)
Unrealized loss – marketable securities	35,589	-	-
Realized gain – marketable securities	(701,494)

Purchase of marketable securities	(3,026,015)	-	-
Proceeds from sales of marketable securities	1,904,533	-	-

Changes in non-cash working capital items:
Receivables	(215,602)	(167,761)	(41,086)
Prepaid expenses	(64,646)	(137,592)	10,500
Accounts payable and accrued liabilities	52,531	(163,312)	160,002
Due from related parties	4,167	3,210	(210)
Due to related parties	5,020	(9,334)	7,986

Net cash used in operating activities	(3,798,445)	(1,950,263)	(756,660)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(8,480,906)	(2,551,070)	(1,510,334)
Acquisition of equipment	(283,593)	(132,108)	-

Net cash used in investing activities	(8,764,499)	(2,683,178)	(1,510,334)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash	12,926,385	14,395,916	6,818,624
Share issue costs	-	(561,206)	(318,939)

Net cash provided by financing activities	12,926,385	13,834,710	6,499,685

Net change in cash during the year	363,441	9,201,269	4,232,691

Cash and cash equivalents, beginning of year	13,947,976	4,746,707	514,016

Cash and cash equivalents, end of year	$14,311,417	$13,947,976	$4,746,707

Cash and cash equivalents

Cash	$28,402	$3,947,976	$615,707

Liquid short term investments	14,283,015	10,000,000	4,131,000

	$14,311,417	$13,947,976	$4,746,707

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

	Number of			Contributed
	Shares	Price	Amount	Surplus	Deficit	Total

Balance at April 30, 2004	16,899,203		$10,318,467	$400,600	(9,362,247)	1,356,820

Issued for:
Private placement (Note 6 (a))	4,080,000	$0.25	1,020,000	-	-	1,020,000
Private placement (Note 6 (b))	1,525,000	0.25	381,250	-	-	381,250
Private placement (Note 6 (c))	2,750,000	0.40	1,100,000	-	-	1,100,000
Private placement (Note 6 (d))	1,000,000	0.30	300,000	-	-	300,000
Private placement (Note 6 (e))	5,622,220	0.45	2,529,999	-	-	2,529,999
Property acquisition (Note 6 (g))	940,000	0.20-0.60	245,000	-	-	245,000
Finder’s fee (Notes 6 (c & e))	383,367	0.40-0.45	162,890	-	-	162,890
Exercise of agent’s options and stock	397,600	0.15-0.25	174,035	-	-	174,035
options (Note 6 (h))
Exercise of broker’s warrants	1,133,150	0.25-0.35	415,730	-	-	415,730
(Note 6 (i))
Exercise of warrants (Note 6 (k))	2,974,000	0.30-0.35	1,039,900	-	-	1,039,900
Debt settlement (Note 6 (l))	60,000	0.17	10,200	-	-	10,200
Shares returned to treasury (Note 6 (j))	(154,000)	0.25	(38,500)	-	-	(38,500)
Less: share issue costs	-	-	(504,942)	-	-	(504,942)

Fair value of warrants issued as finder’s	-	-	-	23,113	-	23,113
fee (Note 6 (a))
Stock-based compensation for the year	-	-	-	316,521	-	316,521
Less: fair market value of stock options,
agent’s options and broker’s warrants
exercised (Notes 6 (h & i))	-	-	-	(133,739)	-	(133,739)
Tax benefit renounced to flow-though
share subscribers	-	-	(754,720)	-	-	(754,720)
Loss for the year	-	-	-	-	(645,386)	(645,386)

Balance at April 30, 2005	37,610,540		16,399,309	606,495	(10,007,633)	6,998,171

Issued for:
Private placement (Note 6 (f))	12,977,500	0.80-1.00	11,182,000	-	-	11,182,000
Finder’s fee (Note 6 (f))	402,741	0.80	322,193	-	-	322,193
Less: Share issue costs (Note 6 (f))	-	-	(1,536,806)	-	-	(1,536,806)
Property acquisition (Note 6 (p))	400,000	0.76-0.90	317,000	-	-	317,000
Exercise of agent’s options and stock	2,363,874	0.25-0.85	1,886,491	-	-	1,886,491
options (Note 6 (m))
Exercise of agent’s warrants (Note 6 (n))	438,418	0.50-0.75	280,688	-	-	280,688
Exercise of warrants (Note 6 (o))	4,162,972	0.30-1.25	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	-	1,335,620	-	1,335,620
Less: fair market value of stock options	-	-	-	(754,112)	-	(754,112)
exercised (Note 6 (m))
Tax benefit renounced to flow-through share	-	-	(1,508,120)	-	-	(1,508,120)
subscribers
Loss for the year	-	-	-	-	(2,175,473)	(2,175,473)

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

	Number of			Contributed
	Shares	Price	Amount	Surplus	Deficit	Total

Continued…

Balance at April 30, 2006	58,356,045	-	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Issued for:
Property acquisition (Note 6 (t))	445,000	1.27-3.29	1,078,150	-	-	1,078,150
Exercise of agent’s options and stock options	2,672,764	0.23-1.32	2,400,146	-	-	2,400,146
(Note 6 (r))
Exercise of agent’s warrants (Note 6 (r))	273,863	0.75-1.25	277,571	-	-	277,571
Exercise of warrants (Note 6 (r))	8,674,025	0.75-1.75	10,537,395	-	-	10,537,395
Shares issued under incentive program (Note	490,375	1.25-1.75	707,343			707,343
6 s)
Stock-based compensation for the year	-	-	-	3,696,601	-	3,696,601
Less: value of stock options exercised (Note 6 (q))	-	-	-	(996,071)	-	(996,071)

Loss for the year	-	-	-	-	(5,533,011)	(5,533,011)

Balance at April 30, 2007	70,912,072	-	$44,135,660	$3,888,533	$(17,716,117)	$30,308,076

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

3.	MARKETABLE SECURITIES

April 30, 2007		April 30, 2006

Fair Market Value	Cost	Fair Market Value	Cost

$1,787,387	$1,822,976	$-	$-

4.	PROPERTY, PLANT AND EQUIPMENT

	April 30, 2007			April 30, 2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$75,112	$14,625	$60,487	$60,514	$1,990	$58,524
Computer hardware / office equipment	67,014	13,843	53,171	16,202	5,688	10,514
Computer software	32,936	5,581	27,355	-	-	-
Exploration equipment	247,162	22,095	225,067	61,915	4,584	57,331

	$422,224	$56,144	$366,080	$138,631	$12,262	$126,369

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

5.	MINERAL PROPERTIES

	Central Mineral Belt Project
					Southern
	Golden		Otter / Portage		Golden	Glenwood	Wings	Beigou
	Promise	Moran Lake	Lake	Sinbad	Promise	Break	Point -Titan	Gold	Other
	Property	Property	Properties	claims	(Victoria Lake)	Property	Property	Property	Properties	Total
Balance at April 30, 2005
	$-	$598,500	$-	$-	$536,289	$785,163	$392,409	$171,444	$-	$2,483,805
	-
Drilling and trenching	-	323,008	-	-	37,929	32,349	-	-	55,046	448,332
Geology	-	541,753	400	8,597	145,301	73,089	10,872	41,410	7,504	828,926
Geophysics	-	1,085,376	-	-	98,112	3,562	-	-	-	1,187,050
Administration	-	152,555	-	-	36,148	4,188	2,463	17,081	561	212,996
Technical analysis	-	87,725	-	-	110,393	22,438	104	-	664	221,324
Acquisition costs	-	290,000	70,000	4,125	82,000	-	-	-	-	446,125
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)

Total expenditures for the year	-	2,214,117	70,400	12,722	487,733	98,933	(17,887)	58,491	29,876	2,954,385

Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(29,876)	(1,518,429)

Balance at April 30, 2006	$-	$2,812,617	$70,400	$12,722	$1,024,022	$-	$-	$-	$-	$3,919,761
Drilling and trenching	640,629	2,474,435	94,698	-	514,059	-	-	-	-	3,723,821
Geology	32,738	2,070,123	34,741	3,127	78,338	-	-	-	-	2,219,067
Geophysics	-	2,278,608	62,900	-	79,961	-	-	-	-	2,421,469
Administration	54,301	343,171	7,765	-	42,743	-	-	-	-	447,980
Technical analysis	17,336	432,758	8,261	-	40,189	-	-	-	-	498,544
Acquisition costs	110,400	710,000	276,750	-	223,500	-	-	-	-	1,320,650
Credits received	-	-	-	-	-	-	-	-	-	-

Total expenditures for the year	855,404	8,309,095	485,115	3,127	978,790	-	-	-	-	10,631,531

Balance at April 30, 2007	$855,404	$11,121,712	$555,515	$15,849	$2,002,812	$-	$-	$-	$-	$14,551,292

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2007:

	Central Mineral Belt Project
					Southern
	Golden		Otter / Portage		Golden	Glenwood	Wings	Beigou
	Promise	Moran Lake	Lake	Sinbad	Promise	Break	Point -Titan	Gold	Other
	Property	Property	Property	claims	(Victoria Lake)	Property	Property	Property	Properties	Total

Drilling and trenching	$640,629	$2,797,441	$94,698	$-	$565,064	$84,061	$126,550	$-	$57,054	$4,365,497
Geology	32,738	2,805,121	35,141	11,724	448,585	350,739	144,147	105,883	49,833	3,983,911
Geophysics	-	3,447,121	62,900	-	325,368	272,920	5,118	-	11,154	4,124,581
Administration	54,301	515,927	7,765	-	104,400	54,694	35,842	40,386	5,224	818,539
Technical analysis	17,336	562,402	8,261	-	226,045	108,375	34,831	304	22,396	979,950
Acquisition costs	110,400	1,260,000	346,750	4,125	355,500	50,000	59,360	83,362	107,102	2,376,599
Credits received	-	(266,300)	-	-	(22,150)	(36,693)	(31,326)	-	(33,899)	(390,368)
Write-off of mineral properties	-	-	-	-	-	(884,096)	(374,522)	(229,935)	(218,864)	(1,707,417)

Balance at April 30, 2007	$855,404	$11,121,712	$555,515	$15,849	$2,002,812	$-	$-	$-	$-	$14,551,292

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (cont’d…)

a)      GOLDEN PROMISE PROJECT

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)	Issuing common shares:

	Number of shares
Within 5 days of the execution date of the agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000	Issued by the Company
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and binding commitment)	$750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$4,000,000

1As at April 30, 2007, the Company incurred $745,004 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)	Make cash payments on behalf of Paragon for Paragon’s obligations with respect to the Golden Promise Property and other claims as follows:

	Amount
On or before June 1, 2006	$75,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$100,000

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
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (cont’d…)

c)      OTTER / PORTAGE LAKE PROPERTY (PART OF CENTRAL MINERAL BELT PROJECT)

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	50,000
	$140,000

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
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
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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

(b)

On November 27, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non- transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k & o)). Share issue costs of $1,410 were incurred in relation to this private placement.

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
(Expressed in Canadian dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances (cont’d…)

(d)

On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non- transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. During the year ended April 30, 2006, all the warrants associated with this private placement were exercised (Note 6 (o)).

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

(f)

On November 3, 2005, the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one- half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $1,536,806 were incurred in relation to this private placement. As of April 30, 2007, 6,126,250 of the regular warrants, 163,987 of the agent’s warrants and 1,105,766 agent’s options were exercised (Note 6 (o)).

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
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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

Share purchase warrants

At April 30, 2007, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

362,500	$1.25	November 3, 2007(1)
37,383	$1.25	November 3, 2007(2)
399,883

(1)	These warrants were granted in connection with the private placement on November 3, 2005 (Note 6(f)).
(2)	These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 6 (f)).

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following is a summary of stock options outstanding at April 30, 2007, April 30, 2006 and April 30, 2005 and changes during the years then ended.

	April 30, 2007		April 30, 2006		April 30, 2005

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of year	6,364,748	$0.68	4,774,622	$0.34	2,361,434	$0.24
Exercised	(2,672,764)	0.53	(2,363,874)	0.48	(397,600)	0.24
Cancelled or expired	(700,000)	0.84	(393,750)	0.33	(316,434)	0.20
Granted	5,990,000	2.04	4,347,750	0.91	3,127,222	0.39

Outstanding, end of year	8,981,984	$1.62	6,364,748	$0.68	4,774,622	$0.34

Currently exercisable	2,753,484	$0.83

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30,	April 30,	April 30,
	2007	2006	2005

Risk-free interest rate	3.79%	3.70%	2.85%
Expected life of options	5 years	5 years	5 years
Annualized volatility	239%	140%	130%
Dividend rate	0%	0%	0%

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

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the years ended April 30,	2007	2006	2005

Cash paid during the year for income taxes	$-	$-	$-

Cash paid during the year for interest	$-	$-	$1,610

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a)	The Company recognized fair market value of $996,071 in respect of stock options and agent’s options exercised (Note 6(q)).

(b)	The Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6(t)).

(c)	Included in accounts payable was $810,505 related to mineral property costs.

(d)	All amounts owed to Paragon are for mineral property costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

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
(Expressed in Canadian dollars)

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

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss before income tax recovery	$(5,533,011)	$(3,683,593)	$(1,400,106)

Expected income tax recovery at statutory rates	$(1,961,735)	$(1,388,715)	$(498,438)
Non-taxable items	1,965,026	1,095,317	129,033
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(3,291)	(1,214,722)	(385,315)

Total income taxes (recovery)	$-	$(1,508,120)	$(754,720)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

9.	INCOME TAXES (cont’d…)

The significant components of the Company's future tax assets are as follows:

	2007	2006

Future tax assets and (liabilities):
Loss carry forwards	$606,851	$1,049,668
Marketable Securities	11,033	-
Equipment	17,405	4,622
Share Issuance Costs	243,054	419,880
Mineral property and related exploration expenditures	917,927	(197,576)

	1,796,270	1,276,594

Less: valuation allowances	(1,796,270)	(1,276,594)

Net future tax assets ( liabilities)	$-	$-

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

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	April 30,	April 30,
	2007	2006
Equipment
Canada	$366,080	$126,369
USA	-	-

	$366,080	$126,369

Mineral properties
Canada	$14,535,443	$3,907,039
USA	15,849	12,722

	$14,551,292	$3,919,761

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2007			2006
	Balance,	Adjustments	Balance,	Balance,	Adjustments	Balance,
	Canadian		US	Canadian		US
	GAAP		GAAP	GAAP		GAAP
Assets:
Current assets	$16,747,171	$-	$16,747,171	$14,320,262	$-	$14,320,262
Equipment	366,080	-	366,080	126,369	-	126,369
Mineral properties	14,551,292	(12,474,517)	2,076,775	3,919,761	(3,163,636)	756,125

Total assets	$31,664,543	$(12,474,517)	$19,190,026	$18,366,392	$(3,163,636)	$15,202,756

Liabilities
Current liabilities	$1,356,467	$-	$1,356,467	$226,441	$-	$226,441
Flow-through share
liability	-	-	-	-	401,546	401,546
Shareholders’ equity
Capital stock	44,135,660	-	44,135,660	29,135,054	1,444,640	30,579,694
Contributed surplus	3,888,533	-	3,888,533	1,188,003	-	1,188,003
Deficit	(17,716,117)	(12,474,517)	(30,190,634)	(12,183,106)	(5,009,822)	(17,192,928)

Total liabilities and
shareholders’ equity	$31,664,543	$(12,474,517)	$19,190,026	$18,366,392	$(3,163,636)	$15,202,756

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007		2006	2005

		$
Loss for the year under Canadian GAAP	$(5,533,011)		(2,175,473)	$(645,386)
Adjustments:
Mineral property expenditures incurred during the year	(9,310,881)		(2,508,260)	(1,279,032)
Mineral properties written off during the year	-		1,325,707	81,886
Flow-through share premium (discount) paid in excess of
(below) market value	-		491,714	124,940
Future income tax recovery	-		(1,508,120)	(754,720)
Loss under US GAAP	$(14,843,892)		$(4,374,432)	$(2,472,312)

Weighted average number of common shares outstanding
under US GAAP	62,293,444		46,983,232	24,114,631

Loss per share under US GAAP	$(0.24)		$(0.09)	$(0.10)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2007
(Expressed in Canadian dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
Net cash flows from operating activities
Under Canadian GAAP	$(3,798,445)	$(1,950,263)	$(756,660)
Mineral properties	(8,238,406)	(2,421,945)	(1,279,032)
Net cash used in operating activities under US GAAP	(12,036,851)	(4,372,208)	(2,035,692)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	12,926,385	13,834,710	6,499,685

Net cash flows used in investing activities
Under Canadian GAAP	(8,764,499)	(2,683,178)	(1,510,334)
Mineral properties	8,238,406	2,421,945	1,279,032
Net cash provided by (used in) investing activities under	(526,093)	(261,233)	(231,302)
US GAAP
Net increase in cash and cash equivalents during the year	363,441	9,201,269	4,232,691
Cash and cash equivalents, beginning the year	13,947,976	4,746,707	514,016
Cash and cash equivalents, end of year	$14,311,417	$13,947,976	$4,746,707

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
(Expressed in Canadian dollars)

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

During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow- through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006. During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $124,940 was recorded for the expended cash on qualifying transactions and a flow-through share liability of $93,260 for the unexpended amount as of April 30, 2005.

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
(Expressed in Canadian dollars)

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

ITEM 19. EXHIBITS

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended by Form 20-F/A (Amendment No. 1), and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito
By:   Mark J. Morabito
         President and Chief Executive Officer

Date: June 25, 2008