Form 20-F
period 2008-04-30
CROSSHAIR EXPLORATION & MINING CORP
filed 2008-07-29
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission file number 001-33439

CROSSHAIR EXPLORATION & MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Address of principal executive offices)

Mark Morabito, Phone: (604) 681-8030, mark@crosshairexploration.com
Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 84,595,825

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes[ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes[ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ] Yes[ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ x ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ x ] Item 17[ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes[ x ] No

Index to Exhibits on Page 66

CROSSHAIR EXPLORATION & MINING CORP.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

i

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in our disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in our disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” under applicable securities laws. Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks:

  the risks associated with outstanding litigation, if any;

  risks associated with project development;

  the need for additional financing;

  operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

  fluctuations in metal prices;

  title matters;

  environmental liability claims and insurance;

  reliance on key personnel;

  the potential for conflicts of interest among certain officers, directors or promoters with certain other projects;

  the absence of dividends;

  currency fluctuations;

  competition;

  dilution;

  the volatility of our common share price and volume;

  tax consequences to U.S. shareholders;

  risks related to us being subject to the penny sock rules;

  risks related to us being a foreign private issuer; and

  risks related to us possibility being a passive foreign investment company.

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

Our selected financial data for the fiscal years ended April 30, 2008, 2007, 2006, 2005 and 2004 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports. Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with and is qualified in its entirety by reference to the financial statements and notes thereto included elsewhere in this Annual Report.

To date, we have not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. We have financed our operations principally through the sale of our equity securities. While we believe we have sufficient capital and liquidity to finance current operations, nevertheless, our ability to continue operations is dependent on our ability to obtain additional financing. See “Item 3. Key Information—D. Risk Factors.”

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and Canadian/USA Generally Accepted Auditing Standards (“GAAS”). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	For the Year Ended April 30,

	2008	2007	2006	2005	2004

CANADIAN GAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	(12,933,204)	$(5,533,011)	$(2,175,473)	$(645,386)	$(951,291)
Basic Income (Loss) Per Share	$(0.18)	$(0.09)	$(0.05)	$(0.03)	$(0.09)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)	72,997,081	62,434,069	47,264,482	24,677,131	10,447,188
Period-end Shares (#)	84,595,825	70,912,072	58,356,045	37,610,540	16,899,203
Working Capital	$13,387,832	$15,390,704	$14,093,821	$4,512,628	$436,878
Mineral Properties	$27,071,981	$14,551,292	$3,919,761	$2,483,805	$917,459
Long-Term Debt	--	--	--	--	--
Capital Stock	$60,948,053	$44,135,660	$29,135,054	$16,399,309	$10,318,467
Shareholders’ Equity	$40,795,458	$30,308,076	$18,139,951	$6,998,171	$1,356,820
Total Assets	$42,270,262	$31,664,543	$18,366,392	$7,310,943	$1,511,804
US GAAP 1 2 3 4 5
Net Income (Loss)	$(24,195,442)	$(14,843,892)	$(4,374,432)	$(2,472,312)	$(2,068,750)
Loss Per Share	$(0.33)	$(0.24)	$(0.09)	$(0.10)	$(0.20)
Mineral Properties	$3,201,950	2,076,775	$756,125	$609,824	--
Shareholders’ Equity	$16,389,177	$17,833,559	$14,574,769	$5,030,930	$439,361
Total Assets	$18,400,231	$19,190,026	$15,202,756	$5,436,962	$594,345

____________________
1	Cumulative Net Loss since May 1, 2003 through April 30, 2008 under US GAAP was $48 million.
2	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
3	Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.
4

Under Canadian income tax legislation, we are permitted to issue shares whereby we agree to incur qualifying expenditures (as defined under the Income Tax Act of Canada) on our mineral properties and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, any difference between the market price of our common shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

5

Under both Canadian and US GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Under US GAAP, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions.

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

Period	High	Low
June 2008	1.0282	1.0011
May 2008	1.0187	0.9840
April 2008	1.0268	1.0021
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0294	0.9905

Average
Fiscal year ended April 30, 2008	1.02
Fiscal year ended April 30, 2007	1.14
Fiscal year ended April 30, 2006	1.19
Fiscal year ended April 30, 2005	1.27
Fiscal year ended April 30, 2004	1.34

The exchange rate was $1.0015 on July 15, 2008.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

We are subject to a number of risks due to the nature of our business, including our present exploration state. The following describes the material risks that could affect us.

No known Reserves or Resources

Our properties are in the exploration stage and are without a known body of commercial mineral deposits.

We have no mineral producing properties at this time. Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.” We have not defined or delineated any proven or probable reserves or resources on any of our properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

The Nunatsiavut embargo may adversely affect our ability to raise capital

In April 2008, Labrador’s Nunatsiavut government announced a moratorium on uranium mining for the next three years on Inuit land it governs. As the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, this moratorium is not expected to directly affect the Company’s operations or prospects. However, the moratorium may have an adverse impact on neighbouring projects and may negatively impact market sentiment towards uranium activity in the area, making it more difficult for us to raise the capital required for the development of our projects.

We do not have a history of mineral production or operations

We have never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at our current properties or any future properties, nor is there any assurance that our exploration programs thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any of our properties will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit our ability to produce Mineral Resources from our properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable

Uranium prices received, if any, could be such that our properties cannot be mined at a profit. The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond our control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Central Mineral Belt properties and the Golden Promise, South Golden Promise and Victoria Lake properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable.

In addition to adversely affecting our reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations. Uranium, iron oxide, copper, gold and other minerals and base metals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of our Chief Executive Officer, Mark Morabito, or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

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

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations. Our cumulative loss, as of the year ended April 30, 2008, according to U.S. GAAP, is $58.8 million. We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

As of July 15, 2008 we had 7,293,000 share purchase options, 8,000,000 share purchase warrants, 694,500 Underwriter’s Warrants (as defined below) and, if such Underwriter’s Warrants were exercised, 694,500 Underwriter’s Underlying Warrants (as defined below) outstanding, each of which entitles the holder thereof to purchase a common share of our company. If all of these securities were exercised, the number of common shares issued and outstanding would increase from 84,865,825 (as of July 15, 2008) to 101,547,825. This represents an increase of 19.66% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of our other shareholders may be diluted. As of July 15, 2008, there were 7,293,000 share purchase options outstanding, which, if exercised, would result in an additional 7,293,000 common shares being issued.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

Our common shares are subject to “penny stock” rules as defined in Exchange Act Rule 3a51-1. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult to bring and enforce suits against us. We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act). Our directors and officers are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Exchange Act which may result in shareholders having less complete and timely data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data than if we were subject to the SEC’s domestic issuer rules. The exemption from Section 16 rules regarding sales of common shares by our officers, directors and greater than 10% shareholders also may result in shareholders having less data.

If we are characterized as a passive foreign investment company (“PFIC”), our shareholders may be subject to adverse U.S. federal income tax consequences.

We have not made a determination as to whether we are considered a PFIC as such term is defined in the U.S. Internal Revenue Code of 1986 (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC of any tax year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if we are or become a PFIC, any gain recognized on the sale of our common stock and any “excess distributions” (as specficially defined in the U.S. Internal Revenue Code of d1986) paid on the common stock must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common stock generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.crosshairexploration.com
Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, Chief Executive Officer.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969. Our common shares have been trading on the TSX Venture Exchange with the trading symbol “CXX” since March 1, 2004. On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange. On May 7, 2007, our common shares began trading on the American Stock Exchange with the trading symbol “CXZ.” On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange.

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

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the BCBCA. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company. On March 11, 2005, we changed our authorized capital to an unlimited number of common shares.

Property Acquisitions

Since the beginning of fiscal 2008, we have acquired the following properties:

          Newfoundland

We staked an additional 34 claims at the South Golden Promise property. These claims are contiguous with the western property boundary and were staked to cover favourable geology along strike to the southwest of the Linda/Snow White Vein.

          Labrador

In May 2007, we entered into a property option agreement with Belmont Resources Inc. and International Montoro Resources Inc. to acquire a 75% interest in four mineral licenses totaling 139 claims located in the central mineral belt of Labrador known as the Stormy Lake and Partridge River claims. Under the terms of the property option agreement, in order to earn a 75% interest, we were required to carry out $800,000 in exploration expenditures and issue to the optionors 175,000 common shares over a three year period. Effective April 1, 2008, we terminated our option.

We also staked an additional 140 mineral claims contiguous with the southern and southeastern portion of the property boundary of our Central Mineral Belt property. The claims cover favourable geological and structural settings known to be associated with uranium mineralization in the region.

Property Terminations

Since the beginning of fiscal 2008, we have terminated our option on the Stormy Lake and Partridge River claims and returned the claims to the vendors in good standing.

We also allowed a total of 76 claims on the Golden Promise Property to lapse after preliminary prospecting and soil sampling failed to return any high priority targets for follow-up.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2006	$1,435,956	(1)
Fiscal 2007	$10,631,531	(2)
Fiscal 2008	$12,520,689	(3)

(1)	These funds were spent as outlined below:

		Wings			Central
	Glenwood	Point-	South	Beigou	Mineral	Otter/Portage
	Break	Titan	Golden	Gold	Belt	Lake	Sinbad
Expense ($)	Property	Property	Promise	Property	Project	Properties	Claims
Drilling and trenching	$32,349	$--	$37,929	$--	$323,008	$--	$--
Geology	73,089	10,872	145,301	41,410	541,753	400	8,597
Geophysics	3,562	--	98,112	--	1,085,376	--	--
Administration	4,188	2,463	36,148	17,081	152,555	--	--
Technical analysis	22,438	104	110,393	--	87,725	--	--
Acquisition costs	--	--	82,000	--	290,000	70,000	4,125
Credits received	(36,693)	(31,326)	(22,150)	--	(266,300)	--	--
Write-off of mineral properties.	(884,096)	(374,522)	--	(229,935)	--	--	--

(2)	These funds were spent as outlined below:

			Central
	South	Golden	Mineral	Otter/Portage
	Golden	Promise	Belt	Lake	Sinbad
Expense ($)	Promise	Property	Project	Properties	Claims
Drilling and trenching	$514,059	$640,629	$2,474,435	$94,698	$--
Geology	78,338	32,738	2,070,123	34,741	3,127
Geophysics	79,961	--	2,278,608	62,900	--
Administration	42,743	54,301	343,171	7,765	--
Technical analysis	40,189	17,336	432,758	8,261	--
Acquisition costs	223,500	110,400	710,000	276,750	--
Credits received	--	--	--	--	--
Write-off of mineral properties.	--	--	--	--	--

(3)	These funds were spent as outlined below:

			Central		Stormy
	South	Golden	Mineral	Otter/Portage	Lake &
	Golden	Promise	Belt	Lake	Partridge	Sinbad
Expense ($)	Promise	Property	Project	Properties	River	Claims
Drilling and trenching	$5,922	$489,962	$3,868,218	$--	$--	$--
Geology	50,537	71,756	5,121,264	22,278	25,542	--
Geophysics	112,145	--	352,133	68,885	56,346	--
Administration	614	33,885	585,538	22,592	19,548	--
Technical analysis	5,575	--	649,455	2,362	1,268	--
Future reclamation	2,852	--	163,884	--	--	--
Acquisition costs	67,500	87,800	695,000	279,000	145,000	--
Credits received	(72,619)	--	(150,000)	--	--	--
Write offs/sales	--	--	--	--	(247,704)	(15,849)

We expect to incur capital expenditures of approximately $7.7 million for fiscal year 2009. Our capital expenditures have been financed through sales of our common shares.

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

We are currently focusing our exploration activities on the following properties:

  South Golden Promise, Victoria Lake and Golden Promise properties located in Newfoundland, Canada, acquired through option agreements with Rubicon Minerals Corporation (“Rubicon”) in February 2003 and

  May 2006. On December 8, 2006, Rubicon spun-off its Newfoundland mineral properties under a plan of arrangement to Paragon Minerals Corporation (“Paragon”). All references to Paragon Minerals in this report also include its predecessor, Rubicon, where the context requires.

  Central Mineral Belt properties located in Labrador, Canada, acquired through separate option agreements in November 2004 (amended March 2005), December 2005 and May 2007, as well as through claim staking.

On June 5, 2008, we announced a proposal to form a separate company, Gemini Metals Corp. (“Gemini”), to further explore the Golden Promise, South Golden Promise and Victoria Lake projects (the “Spin-out Properties”). We also announced that we had entered into an agreement with Paragon whereby Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for shares of Gemini resulting in 100% ownership by Gemini of the Spin-out Properties. A portion of the shares of Gemini that we receive in exchange for contributing our interests in the Spin-out Properties will be spun-out to our shareholders. It is expected that our shareholders will receive one share of Gemini for every 5.5 of our shares held. The transaction is subject to shareholder, regulatory and court approval and our shareholders will be asked to vote on this matter at our upcoming annual and special meeting of shareholders.

Map Area
N
BADGER
015169M
015170M
015172M
015171N
MILLERTOWN
013591M
13756M
012462M
011057M
011059M
011058M
01246DM
BUCHANS
5400000m
8663M
12360M
5350000m
500000m
550000m
CROSSHAIR
Golden Promise, South Golden Promise and Victoria Lake
Claim Location
Drawn: ave
NTS: 12A
Figure
Scale: 1:500,000
DATUM NAD27
Date: July 2008

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

In April 2008, Labrador’s Nunatsiavut government announced a moratorium on uranium mining for the next three years on Inuit land it governs. As the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, this moratorium is not expected to directly affect our operations or prospects.

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

On May 14, 2008, Gemini was incorporated under the BCBCA as our wholly-owned subsidiary.

Gemini is intended to be the vehicle through which we will spin-out our interests in the Spin-out Properties. Following the spin-out to our shareholders of a portion of the shares of Gemini that we receive in exchange for contributing our interests in the Spin-out Properties, we expect to hold approximately 19% of the issued and outstanding shares of Gemini.

4.D.	Property, Plants and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in the Province of Newfoundland and Labrador, Canada. Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 5,009 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada. We have occupied these facilities since 2006 and our current monthly rent is approximately $9,357. We also have an office at Suite 202, 66 Kenmount Road, St. John’s, Newfoundland, Canada where our current monthly rent is approximately $9,132.

Newfoundland

          Golden Promise Property and Agreements

Paragon acquired an option to earn a 100% interest in the Golden Promise property subject to an underlying option agreement with William Mercer and Stephen Courtney on a portion of the property surrounding the Jaclyn Zones. A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($230,000 paid) and 100,000 Paragon common shares, all of which have been issued. The option arrangement with Mr. Courtney involves 6 claims (150 hectares) with payments totaling $35,000 ($35,000 paid).

Both vendors are entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at anytime. Paragon also staked claims in the immediate vicinity of the Vendors’ claims to now hold a total of 1,033 claims as outlined in the Summary of Licences Under Option below.

Under the terms of an option agreement dated May 2, 2006, as amended April 18, 2008, with Paragon, we acquired an option to earn a 60% interest in the Golden Promise Property. To date, we have issued 60,000 common shares, made cash payments totaling $100,000 and spent $1,334,000 on project expenditures. To complete the exercise of the option, we must issue 20,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

We have entered into an agreement whereby Paragon’s interest in the Golden Promise Property will be contributed to Gemini in exchange for shares of Gemini and our option agreement with Paragon will be terminated. Upon the closing of the proposed transaction, Gemini will hold a 100% interest in the Golden Promise Property.

The five blocks of licenses cover 25,825 hectares in 1,033 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
15169M	256	6,400	12A/16	June 21, 2002	$19,976.95 by 2011/06/21
15170M	254	6,350	12A/16	June 21, 2002	$22,525.77 by 2010/06/21
15171M	256	6,400	12A/16	June 21, 2002	$53,331.99 by 2010/06/21
15172M	225	5,625	2D/13, 12A/16	June 21, 2002	$108,916.49 by 2011/06/21
11057M	42	1,050	12A/16	October 28, 2004	$12,964,88 by 2008/10/28
Total:	1,033	25,825

          Property Location

The Golden Promise Property consists of five blocks of licenses located east, and northeast of Red Indian Lake in west central Newfoundland specifically within National Topographic Series (NTS) Map Sheets 12A/16 and 2D/13, part of the Grand Falls – Buchans Electoral District. The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

          Accessibility

The property is accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Buchans Highway (Route 370) is the principal access road to the various blocks in the west and southwest portions of the property where most of the exploration activity has been focused. Access to the eastern and southern portions of the property is gained via logging roads trending south and west of the town of Grand Falls-Windsor, a major industrial hub for central Newfoundland. The Exploits River, the largest river system on the Island of Newfoundland, crosses the north-western part of the property. Secondary access to most of the property is provided by logging roads and snowmobile and ATV trails leading from Route 370 as well as the logging roads south and southwest of Grand Falls-Windsor.

          History and Previous Work

The exploration history of the vast majority of the property dates back only as far as 2002, when a prospector working in an area burned by a major forest fire in 1999 located gold-bearing quartz boulders immediately north of Route 370 approximately 10 kilometers southwest of the town of Badger. Exploration in the region prior to 2002 traditionally focused on the productive massive sulphide districts located south and west of the current property boundaries. The mining town of Buchans, located about 30 kilometers west - southwest of the property, produced very rich ores that carried high combined grades of zinc (14.5%), copper (1.4%), lead (7.6%), gold (1.3 grams per tonne) and silver (126 grams per tonne) for 56 years prior to closing in 1984.

The property was mapped by both the Provincial and Federal Geological Surveys whose efforts included regional scale geological surveys and geochemical surveys including glacial till and lake sediment sampling.

In the spring of 2002, a local prospector, William Mercer, discovered several large boulders of gold bearing float of which a composite sample from 10 boulders returned 30 grams per tonne gold. The property was subsequently optioned by Mr. Mercer to Paragon in July of 2002.

          Geological Setting

The property lies within the Dunnage Zone, a major tectonic and stratigraphic succession of Cambrian to Middle Ordovician aged volcanic and sedimentary rocks occupying much of central Newfoundland. The Dunnage Zone rocks record the opening and closing of a proto-Atlantic Ocean known as Iapetus. The Dunnage Zone has been subdivided into two subzones, the Notre Dame and the Exploits, which are separated by a major fault system known as the Red Indian Line. The bulk of the Golden Promise property is inferred to be underlain by rocks of the Exploits Subzone, which includes the Badger and Victoria Lake Groups.

          Regional Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group. The Badger Group conformably overlies Caradocian black shale, which in turn overlies Ordovician volcanic and sedimentary rocks of the Victoria Lake Supergroup. The volcanic sequences of the Victoria Lake Supergroup are among the most prolific hosts to massive sulphide copper/lead/zinc deposits in Canada.

          Property Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group, consisting mainly of arkose, greywacke and shale. The Badger Group rocks overlie the Victoria Lake sequences of volcaniclastic and fine grained sedimentary rocks. A unit of black shale of Caradocian age, a regional stratigraphic marker, separates the Badger Group from the Victoria Lake Group. The dominant structural trend is northeasterly. All rock units have been folded into a series of tight, isoclinal, upright, northeast plunging folds and have been cut by northeasterly faults. Mafic dykes occupy the faults at several locations.

The mineralization at Golden Promise consists of a series of sub-parallel gold-bearing quartz veins ranging up to 4 meters in true thickness. The veins are milky white, inclusion rich and locally bladed. Gold is hosted by the veins typically occurring within narrow intervals (20-30 cms) close to vein margins. Fine grained arsenopyrite is the most common accessory mineral with lesser amounts of pyrite, galena, spahalerite and chalcopyrite (< 1%) occurring locally.

At least 5 zones of gold mineralization are known to occur at Golden Promise. They include the Jaclyn, Jaclyn South, Jaclyn North, Christopher and Shawn’s Shot occurrences, of which the most important are the Jaclyn, Jaclyn South and Jaclyn North Zones. The most significant mineralization occurs at the Jaclyn Zone, which has been defined by diamond drilling over a strike length of 800 meters and to a vertical depth of 270 meters. A total of 71 diamond drill holes (10,315 meter) have targeted the Jaclyn Main Zone, 68 of which have intersected it. Significant intersections include GP02-01 which returned 16.57 grams per tonne gold over 1.64 meters, GP02-05 which returned 11.41 grams per tonne gold over 1.80 meters, GP02-09 which returned 7.05 grams per tonne gold over 2.22 meters, GP07-83 which returned 6.51 grams per tonne gold over 1.40 meters, and GP07-90 which returned 10-14 grams per tonne gold over 1.40 meters. Drilling completed in August of 2006 intersected a new hangingwall zone of mineralization which returned 93.71 grams per tonne gold over 1.40 meters.

Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, a resource estimate was completed by independent consultant Gary H. Giroux, P.Eng. MASc. in early 2008. Using a 1 g/t gold cutoff, he calculated an inferred resource of 86,500 ounces of gold in the Jaclyn Main Zone contained within a total of 921,000 tonnes of rock averaging 3.02 g Au/t.

The Jaclyn North occurrence, located 250 meters north of the Jaclyn Zone, has been tested by 10 drill holes and has been defined over a 250 meter strike length. The occurrence has returned values up to 5.24 grams per tonne gold over 1.70 meters.

The Jaclyn South occurrence, located 300 meters southeast of the Jaclyn Zone, comprises two subparallel quartz veins, one of which is up to 3.4 meters thick. The zone has been tested by four drill holes from which the best result obtained to date is 0.30 meters grading 44.6 grams per tonne gold.

          Exploration and Development

In July of 2002, the property was optioned by local prospectors to Paragon who completed a Phase 1 drilling program to follow up on the discovery of high grade gold-bearing float. The 21 hole program (1,045 meters) tested the Jaclyn Zone along a 225 meter strike length and to a vertical depth of 50 meters. Subsequent drilling in late 2003 extended the Jaclyn Zone along strike and to depth, and also tested the newly discovered Jaclyn North and Jaclyn South Zones.

We optioned the Golden Promise property from Paragon on May 1, 2006 and embarked on a Phase 2 drilling program in June. The Phase 2 program, completed in February 2007, included 5,488 meters of drilling in 29 holes on the Jaclyn, Jaclyn North and Jaclyn South Zones. From June 2007 through December 2007 a 23 hole 3,926 meter edrill program was completed in the Jaclyn area. The focus of the drilling was the continued evaluation of the Jaclyn Main Zone (19 holes, 3,135 meter), and Jaclyn North Zone (4 holes, 790 meter).

Rubicon and subsequently Paragon have managed the Golden Promise exploration program since we optioned the property for which they have collected an 8% management fee. Successive drilling programs to date have been successful in extending the known limits of the Jaclyn Zone to 800 meters along strike and to vertical depths of 275 meters. The Zone remains open along strike and to depth.

As of January 2007, over $3.7 million in exploration work has been carried out on the property since 2002. By April 30, 2008, we had spent approximately $1.54 million on exploration of the property. The aggregate work includes 98 drill holes of which 71 have been drilled on the Jaclyn Main Zone, 10 holes at Jaclyn North , 4 holes at Jaclyn South, 2 holes at Justin’s Hope, 3 holes at Jaclyn East, 4 holes at Jaclyn West, 2 holes at the Christopher Zone and 2 holes at the Shawn’s Shot occurrence. The drilling followed an extensive soil sampling, prospecting and trenching program, which included excavation of 30 surface trenches, ~6,000 soil samples and ~2,400 rock, float and grab samples, as well as geological and structural mapping surveys. An 8,250 kilometer high resolution airborne magnetic and electromagnetic survey was flown in late 2003 to assist in the geological mapping and structural interpretation of the property. The airborne survey was extremely successful in outlining the trace of the Caradocian shale, a key marker unit closely associated with the mineralization at the Jaclyn Main Zone in particular.

          South Golden Promise Property

Paragon acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats. The vendors are entitled to a 2.5% Net Smelter Return. Paragon can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0% . As of September 2005, Paragon completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

Under the terms of an agreement dated February 14, 2003 with Paragon, we earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 400,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

The two blocks of licenses cover 17,800 hectares in 712 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
SGP
			12A/09,10,
12460M	70	1,750	15,16	November 22, 2004	$17,186.40 by 2008/11/22
12462M	256	6,400	12A/09, 16	August 19, 2002	$20.69 by 2009/08/19
13591M	23	575	12A/16	November 22, 2004	$1,332.13 by 2008/11/22
13766M	34	850	12A/15, 16	August 16, 2002	$6,507.13 by 2008/08/16
11058M	20	500	12A/16	October 28, 2004	$6,921.20 by 2008/10/28
11059M	4	100	12A/16	October 28, 2004	$568.64 by 2010/10/28
Victoria
08883M	166	4,150	12A/06	July 2, 2002	$83,525.58 by 2009/07/02
12380M	139	3,475	12A/06	July 5, 2004	$77,701.49 by 2013/07/05
Total:	712

Paragon was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee. Subsequent to the first year, we have operated and carried out the exploration programs on the South Golden Promise property using in-house personnel.

We are responsible for paying for and renewing these licenses. The fee for license renewals is $25 per claim every five years and failure to pay the fee will result in the loss of the claims.

          Property Location

The South Golden Promise Property consists of two blocks of licences located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District. The property is underlain by similar geology to that of the Golden Promise property, which is contiguous and immediately northeast of the South Golden Promise claims. The South Golden Promise Property also includes the Victoria Lake claims which are targeting massive sulphide deposits as opposed to gold at Golden Promise and South Golden Promise

          Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 kilometers to the southwest of Badger, and from Grand Falls-Windsor, immediately east of the property. The Millertown – Lake Ambrose logging haulage road west southwest of Buchans Junction is the principal access road to the various claim blocks to the south and southwest. The Exploits River, the provinces largest river system, crosses the northern portion of the property. The Victoria Lake claim group, the southwestern most claims, are best accessed by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake. Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

          History

The northeastern portion of the property has received the least amount of previous exploration. In fact, prior to the discovery of gold-bearing boulders at Golden Promise in 2002, most of the northern half of the property had received no previous exploration.

The sedimentary sequences that host the Jaclyn gold mineralization received very little exploration by previous explorers. The bulk of exploration activity in the region focused on the highly prospective volcanic rocks to the southwest which are known to host numerous copper and zinc prospects in the region. The volcanic sequences, most common on the south side of the Exploits River and occurring in the south central portion of the South Golden Promise property, received moderate amounts of exploration in the search for base metals (copper, lead and zinc). Noranda was most active and carried out ground surveys including, line cutting, geological mapping, soil sampling and geophysics. Several widely spaced drill holes did not intersect any mineralization. Immediately east of the property Aur Resources (subsequently taken over by Teck/Cominco) commenced commercial production in January 2007 at the Duck Pond deposit and will produce concentrate containing copper, zinc, lead, gold and silver over the projected 10 year life of the mine.

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property. The claims are considered highly prospective to host significant quantities of massive sulphides rich in copper, lead, zinc, gold and silver. Noranda carried out numerous exploration programs over the past 25 years including diamond drilling. Favourably altered volcanic rocks were encountered in several localities and suggest that massive sulphide bodies could exist on the claims. Work by Paragon in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group. Results include sulphide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.

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

The prominent structures on the property are a major syncline - anticline pair as traced by folds in the Cardocian shale. The folds are tight and upright with a gentle plunge to the northeast. A penetrative foliation is commonly developed sub parallel to bedding. Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

The Victoria Lake claims are underlain mainly by volcanic and sedimentary rocks of the Victoria Lake Group. The felsic volcanic rocks in the area are considered highly prospective for hosting significant massive sulphide deposits and several areas of favourably altered and locally mineralized volcanic rocks are known to occur. These areas will be the primary target of exploration efforts on that portion of the property.

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

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters in diamond drilling. A total of 16 holes were completed at South Golden Promise with two holes returning visible gold bearing quartz veining returning a high of 19.5 grams per tonne gold over 1.15 meters. Further work including diamond drilling and trenching of soil geochemical anomalies is recommended for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006. The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us. Favorably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes. The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee. During 2008, a three-dimensional borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides. Interpretation of the data by a geophysicist is forthcoming. Further work including diamond drilling has been recommended.

Labrador—Central Mineral Belt

On October 14, 2004, we entered into an agreement with a private individual, local prospector Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property, comprising 67 claims in Central Labrador. On March 1, 2005 we acquired another 187 claims from Lewis Murphy. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($9.9 million of exploration work has been carried out as of April 30, 2007), the issuance of 1,600,000 common shares, of which 1,100,000 common shares have been issued, and cash payments of $575,000, of which $300,000 has been paid, with the balance of the shares and cash payable over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. On May 21, 2008, we entered into an agreement with Mr. Murphy whereby we received a three year extension on the requirement to complete the bankable feasibility study such that the study will be due on or before November 10, 2013. A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. The TSX Venture Exchange approved this transaction on November 10, 2004.

To date, we have issued 1,600,000 common shares, made cash payments totaling $425,000 and spent more than the required minimum $3,000,000 on project expenditures. In order to earn our 90% interest in the Moran Lake Property, we are still required to make a cash payment of $150,000 on or before November 10, 2008 and complete the bankable feasibility study (as described above).

On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company. The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings. In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000. Through April 30, 2007, we have spent $208,765 in exploration costs, issued 125,000 common shares and made cash payments of $55,000

In May 2007, we entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby we acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licences in the Central Mineral Belt of Labrador totaling 34.75 km. Three of the licences, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other licence, referred to as the Partridge River block, is situated approximately 95 km west of the property. Under the terms of the agreement, we could have earned a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the vendors over a three year period. On April 1, 2008, we terminated our option on the Stormy Lake block and the Partridge River block.

Property Description and Location

The Central Mineral Belt Property is located in the Central Mineral Belt of Labrador, about 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay. In a direct line, the property is about 75 km from tidewater to the northeast. The undeveloped Michelin uranium deposit is 60 km east-northeast of the Moran Lake Property. The property area is within the Naskaupi Electoral District of Labrador.

Summary of Licences
Licence	Claims	Hectares	NTS AREA	Issuance Date	Expenditures Required
9781M	28	700	13K/10	December 1, 2003	$25,200.00 by 2017/12/01
9783M	3	75	13K/06	December 1, 2003	$314.90 by 2016/12/01
10367M	8	200	13K/03	November 15, 2004	$3,838.32 by 2013/11/15
10368M	48	1,200	13K/06	November 15, 2004	$43,200.00 by 2017/11/15
10715M	256	6,400	13K/06, 07	April 1, 2005	$53,397.47 by 2012/04/01
10716M	256	6,400	13K/06	April 1, 2005	$57,960.23 by 2012/04/01
10717M	256	6,400	13K/06	April 1, 2005	$11,058.48 by 2013/04/01
10718M	256	6,400	13K/06	April 1, 2005	$119,403.07 by 2012/04/01
10719M	256	6,400	13K/06, 07	April 1, 2005	$93,087.60 by 2010/04/01
10720M	256	6,400	13K/07	April 1, 2005	$140,300.97 by 2012/04/01
10722M	201	5,025	13K/02, 03, 06	April 1, 2005	$4,086.92 by 2011/04/01
10723M	229	5,725	13K/07	April 1, 2005	$70,196.12 by 2012/04/01
11395M	36	900	13K/06	November 16, 2005	$19,464.12 by 2014/11/16
11770M	140	3,500	13K/06	February 28, 2006	$23,967.67 by 2013/02/28
11833M	16	400	13K/07	July 22, 2002	$19,200.00 by 2018/07/22
11834M	48	1,200	13K/06, 07	July 22, 2002	$57,600.00 by 2018/07/22
11835M	27	675	13K/06, 07	July 22, 2002	$32,400.00 by 2018/07/22
12616M	79	1,974	13K/06,07, 10,11	April 1, 2005	$40,405.55 by 2014/04/01
12617M	89	2,225	13K/10	February 21, 2005	$47,156.21 by 2013/02/21
12618M	252	6,300	13K/07, 10	January 31, 2005	$36,059.43 by 2015/01/31
13427M	105	2,625	13K/03	May 3, 2007	$39,229.64 by 2012/05/03
13634M	5	125	13K/03	July 5, 2007	$330.35 by 2011/07/05
13635M	10	250	13K/06	July 5, 2007	$2,041.48 by 2011/07/05
14515M	20	500	13K/07	January 24, 2008	$4,000.00 by 2009/01/25
Total:	2,880	72,000

Map
Area
N
6040000m
6020000m
6000000m
620000m
12617M
12618M
9781M
12616M
11833M
11834M
11835M
9783M
11770M
11395M
10715M
10716M
10717M
10368M
10720M
10723M
10719M
14515M
10718M
13635M
13634M
10722M
10367M
13427M
Labrador Inuit Lands
Inuit Settlement Area
CROSSHAIR
CMB Uranium Project
Claim Location
Drawn:
NTS: 13 K
Figure
Scale: 1:225,000
DATUM NAD27
Date: July 2006

          Accessibility

Helicopter and fixed wing service out of Goose Bay are the most efficient means of access to the property. Local infrastructure is confined to the limited facilities of the community of Postville, which has commercial airline service from Goose Bay and commercial ferry service from St John’s, Newfoundland. Coastal boats are available to convey goods and passengers from Happy Valley to Postville. Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John’s, Halifax and Montreal.

This portion of central Labrador has a sub-Arctic climate, with strong seasonal contrasts marked by short cool summers and long cold winters. Freeze-up typically begins in late October and lasts until early to mid June. Snow cover is relatively heavy and usually lasts seven to eight months. Daytime temperatures during the winter typically range from -15º Celsius to -30º Celsius, while daytime summer temperatures typically range from 15º Celsius to 25º Celsius.

The topography of the Moran Lake area consists of rolling highlands with maximum relief approaching 300m. The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with a thick intervening growth of alders. Almost everywhere there is a thick ground cover of moss. The valleys are steep sided at many locations and are often host to boggy ground with small ponds or lakes. Moran Lake, one of the largest lakes on the property, occupies a prominent valley which trends east-northeast.

          History

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited (“Brinex”), which conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958. In 1964, Mokta Co. Ltd. (Mokta) acquired a development license for the Moran Lake area and subsequently discovered uranium mineralization at Lady Lake, the site of the present C zone. In following years, Mokta completed a considerable amount of prospecting, trenching and packsack drilling in the Moran Lake A, B and C zones. In 1969 however, Mokta allowed the development license to expire at which time the license was granted to Brinex, which did no further work on the property.

In 1976, the license was granted to Commodore Mining Company Limited (Commodore) which in turn optioned the property to Shell Canada Resources Limited (Shell). During September of 1976, Shell performed geological, magnetometer and Track Etch surveys over the B Z one near Henry Lake and did preliminary geological mapping on the C zone. This led to a 15 hole, 864 meter drill program to test the B Zone uranium mineralization during the winter of 1977.

In the summer of 1977, a full exploration program was carried out on the C Z one including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 meters. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September. In the winter of 1978, Shell completed a 17 hole, 1,542 meter drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization. The following summer’s exploration program consisted of VLF-EM, magnetometer and altimeter surveys over the entire C Zone, with a 15 hole, 1,581 meter drill program to test the uraniferous zones. Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake. This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 meter to explore the unconformity and what became later known as Lower C Zone.

In the summer of 1979, Shell undertook a review of its Moran Lake project. Drill core from the Upper C zone (C-1 to C-35) was re-logged by one person and multiple samples were taken for thin section study and 30 element spectrographic analysis. This work led to the appreciation that the rocks were extensively altered, that the identification of primary lithologies was in many cases dubious, that the uranium mineralization was associated with alteration and that there was a definable geometry to the alteration package. The property was considered to have good uranium potential and an 8 hole, 1,400 meter drill program was proposed but never carried out as Shell abandoned its interest in the area due to a decline in uranium prices.

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to us in October of 2004. In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, we invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at Olympic Dam in Australia.

Since acquiring the Moran Lake property in October 2004, we have embarked on an aggressive program including airborne radiometric and magnetic surveys, compilation of previous work including sampling archived drill core from the 1970’s Shell Canada Resources drilling, and commencement of diamond drilling in January of 2006. A more detailed description of the exploration program is included below under “—Exploration.”

          Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available encompassing mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, both groups containing known occurrences of uranium, Cu, Pb, Zn, Ag, F and iron (as pyrite and hematite).

The Moran Lake Group unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren Creek Formation was deposited in a low energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200 meter up to 3,000 meter in thickness and is overlain conformably by 100 meter to 300 meter thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern portion of the Moran Lake Property.

The Bruce River Group consists of a basal, polymictic conglomerate and sandstone of the Heggart Lake Formation overlain by polymictic conglomerate and tuffaceous sandstone of the Brown Lake Formation. The uppermost and thickest unit of the Bruce River Group is the Sylvia Lake Formation, a bimodal, potassic calc-alkaline assemblage of predominantly subaerial volcanic rocks which are coeval with the plutons of the Trans Labrador Batholith. Northerly directed compression during the Grenville orogenic event folded the Bruce River Group into a northeast-trending, open, upright syncline.

          Exploration

After acquiring the property in October of 2004, we immediately launched a comprehensive review and compilation of all previous exploration carried out in the area. The results of the review confirmed that the property had considerable potential to host several types of uranium deposits including uranium-rich iron oxide copper gold deposits (IOCG).

Exploration work on the property by us has included line cutting, airborne and ground geophysical surveys, lake sediment sampling, till geochemical and alpha track surveys, prospecting, limited hand trenching, geological mapping and diamond drilling. An airborne radiometric and magnetic survey totaling 7,312 line kilometers covering the entire property was carried out by Fugro Airborne Surveys in 2005. A supplemental airborne survey totaling 675 kilometers covering several claims acquired subsequent to the 2005 survey was carried out by Fugro in 2006. In 2007, a helicopter supported electromagnetic and magnetic (HeliGEOTEM) survey totaling approximately 4,500 line kilometers was carried out over two different blocks on the property. The ground geophysical surveys include gravity, induced potential (IP), and horizontal loop EM (Max-Min) surveys. Follow-up of targets identified from interpretation of the various data has resulted in the discovery of several new showings and target areas, some of which have been drill tested as well as others that are being advanced to the drill ready stage.

An NI 43-101 report was commissioned in 2007 and included a revised resource estimate for the Upper and Lower C Zones based on our drilling to April 2007 as well as previous drilling carried out by Shell Canada Resources Limited. The estimate included an indicated resource in the Upper C Zone of 3.19 million pounds U3O8 (3.75 million tonnes at 0.04%), as well as inferred resources of 4.59 million pounds U3O8 (6.32 million tonnes at 0.03%) in the Upper and Lower C Zones.

Another NI 43-101 report was commissioned in 2008 and will include an updated resource estimate for the Upper and Lower C Zones based on drilling up to May 2008.

          Drilling

We launched our first drill program in February 2006, completing approximately 2,750 meters of drilling in 19 holes at the C Zone. Further drilling using two drill rigs and totaling over 18,500 meters was carried out during the summer of 2006, followed by an additional 9,400 meters of drilling during the winter of 2007. The 2007 summer program was our most aggressive program, with over 28,000 meters of drilling using three rigs. This was followed by over 12,000 meters during the 2008 winter program. The drilling programs focused on defining uranium mineralization at the C Zone, which represents the most advanced uranium target on the property, but also tested targets at Area 1, Armstrong, B Zone, Area 51, Moran Heights, Madsen Lake and Croteau Lake.

Our 2006 drill program totaled 21,486 meters and consisted of 137 holes, of which 58 tested the Upper C Zone and 10 tested the Lower C Zone. The remainder of the holes tested seven other anomalies or showings on the property. From late January 2007 to late April 2007, we carried out further drilling at the C Zone as well as limited drilling at Area 1 and the Armstrong and Dominion showings. Total drilling in the winter of 2007 amounted to 9,410 meters in 34 holes. At the C Zone, our 2007 winter drill program consisted of 8,211 meters in 26 holes. Fifteen of the holes tested both the Upper and Lower C Zone, 6 holes (1,042 meters) tested the Upper C Zone only, and 5 holes (1,166 meters) tested the Lower C Zone. The program expanded the C Zone mineralization along strike and to depth. The program also included the intersection of the thickest and highest grades of uranium reported from the Lower C Zone.

The summer 2007 drill program totaled 28,745 meters in 121 holes. Eighty-nine of those holes (15,727 meter) were targeting the C Zone, with the goal of upgrading and expanding the existing NI 43-101 resource. Drilling intercepted the highest and thickest grades to date including 0.202% U3O8 over 22.4 meters as part of a wider zone grading 0.100% U3O8 over 46.3 meters in hole ML-122 and 0.100% U3O8 over 45.7 meters as part of a much wider interval that assayed 0.074% U3O8 over 71.3 meters in ML-87. A total of 26 holes (2,820 meters) were drilled at Area 1 in the 2007 summer program and 6 holes (784 meters) at Croteau Lake.

Our 2008 winter drill program consisted of 55 holes totalling 12,198 meters. Drilling was focused at Armstrong, which is believed to anchor the southern end of the same 4.5 kilometer long trend that hosts the C Zone to the north and Area 1 in the middle. A total of 6,366 meters in 30 holes were drilled in this recently discovered zone, with highlights from ML-AR-26, which returned 0.20% U3O8 over 9.5 meters including 1.10% U3O8 over 1.6 meters.

With our latest drilling, we have expanded the C Zone to a strike length of 1,500 meters, Area 1 to 600 meters and Armstrong to 300 meters. All zones of mineralization are open for expansion, both along strike and to depth.

To date on the Moran Lake property, we have completed 344 holes totaling just over 60,000 meters. One hundred and eighty-two holes have been drilled at the C Zone, 49 at Area 1, and 32 at Armstrong. Several other areas have also been drill tested, including the B Zone, Moran Heights, Area 51, Croteau Lake, and Madsen Lake. All programs have been helicopter supported producing BTW size drill core.

          Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims. The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits. Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8. The Otter andPortage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity. Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys are being carried out in order to prioritize targets for diamond drilling in 2008.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2008, 2007 and 2006 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 14 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report. Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

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

  South Golden Promise (including South Golden Promise and Victoria Lake projects) and Golden Promise projects located in the Province of Newfoundland and Labrador, Canada, acquired through option agreements with Paragon in February 2003 and May 2006.

  Central Mineral Belt Project (including Moran Lake) located in Labrador, Province of Newfoundland and Labrador, Canada acquired through 2 separate option agreements in November 2004 and May 2007. Several successful drill programs have been completed on the Central Mineral Belt Project within the last few years, which have resulted in a significant uranium resource. From the success of previous drilling, an additional 8,000 meters is planned for the summer and fall of 2008, with the goal of increasing the existing resource as well as testing new targets.

Critical Accounting Policies

Our accounting policies are described in Note 2 of the financial statements for the year ended April 30, 2008. We consider the following policies to be most critical in understanding our financial results:

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

          Share-Based Compensation

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

Recent Accounting Pronouncements

          Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements. Adoption of this standard will result in the withdrawal of Emerging Issues Committee (“EIC”) 27.

          International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by us for the year ended April 30, 2011. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

          Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard became effective for us on May 1, 2008. We are reviewing this standard and have not yet determined the impact, if any, on our financial statements.

          Financial Instruments – Disclosures and Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which we are exposed and how we manage those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards became effective for us on May 1, 2008. We are currently evaluating the impact of this standard.

          Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They became effective for us on May 1, 2008. We are currently evaluating the impact of this standard.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2008, 2007 and 2006.

We have adopted the fair value based approach to share-based compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2008 compared to the fiscal year ended April 30, 2007

For the fiscal year ended April 30, 2008, we incurred a net loss of $12,933,204 ($0.18 per share) as compared to a net loss of $5,533,011 ($0.09 per share) for the prior year. The loss is comprised of general and administrative expenses of $11,051,968 (2007 - $6,584,203), property write-offs of $247,704 (2007 - $Nil) and unrealized losses on marketable securities of $2,077,112 (2007 – realized/unrealized gains of $665,905). Management fees, interest income and a property disposition of $443,580 (2007 - $385,287) offsets the operating loss. We had no operating revenue in either period.

A summary of significant components of the net loss is as follows:

  Share-based compensation - $7,097,948 (2007 - $3,696,601)

  This non-cash item represents 55% of the net loss for the fiscal year (2007 – 67%). During fiscal 2006 and fiscal 2007, we decided to accelerate our drilling programs in order to expand our resource base as soon as possible and take advantage of then favourable market conditions. To do this, we have added a number of professional and support personnel. Attracting qualified and experienced personnel has become very competitive in recent years because of the boom in commodity markets worldwide and global resurgence in mining activity. It has become common industry practice to grant share purchase options to both obtain and retain qualified personnel.
  Generally, options to purchase shares at or about prevailing market price and exercisable for a specified period of time are granted as an inducement to hire new employees and retain existing employees. Under the terms of our share purchase plan, such options vest, or become exercisable, over a two year period. Generally accepted accounting policies require that an estimate of fair value of a share purchase option be calculated at the time of granting and be amortized against income over the vesting period. The addition and retention of a large number of employees in the past two fiscal years has thus resulted in large charges against income for those fiscal years and is expected to continue in the near future.

  Auditing and accounting - $102,944 (2007 - $38,604)

  Fees for auditing and accounting were up because of additional work required in connection with our AMEX listing, with our move from the TSX Venture to the TSX Exchange, with additional reporting requirements for the USA and our bought deal prospectus offering.

  Investor relations - $452,988 (2007 - $308,548)

  Investor relations expenses were up significantly this fiscal year because of an increased number of shows and conferences attended, creation of a number reference materials such information videos and the contracting of third parties to assist our in-house staff. This amount is expected to decrease in the future as a greater reliance is placed on in-house staff.

  Office and administration - $623,154 (2007 - $562,642) and rent - $156,358 (2007 - $83,979)

  These items were up because of the increased number of support staff and corresponding increased office space required at both the head office in Vancouver, BC and the field office in St. John’s, NL. As the increased rent covered only a partial year of expanded facilities, rent will be higher for fiscal 2009.

  Transfer agent and filing fees - $330,777 (2007 - $87,017)

  This amount was up significantly because of the new listing on AMEX in the USA and the graduation from the TSX Venture Exchange to the TSX Exchange. Fees for future years are expected to continue to be significantly higher than for fiscal 2007 but comparable to or less than that for fiscal 2008.

  Wages and salaries - $1,292,464 (2007 - $923,743)

  This expense has increased because of personnel added and is expected to remain at this level or higher for at least the next year.

  Unrealized loss on marketable securities - $2,077,112 (2007 – $35,589) and realized gains on marketable securities of $Nil (2007 - $701,494)

  No securities were sold during the fiscal year because of the ongoing, dramatic downturn in the financial markets in recent months and because of the belief in the underlying value in our investments.

Results of Operations for the fiscal year ended April 30, 2007 compared to the fiscal year ended April 30, 2006

For the fiscal year ended April 30, 2007, we incurred a net loss of $5,533,011 ($0.09 per share) compared to a net loss of $2,175,473 ($0.05 per share) for the prior year. The net loss is represented by general and administrative expenses of $6,584,203 (2006 - $2,410,229) and property write-offs of $Nil (2006 - $1,518,429) which were partially offset by management fees and interest income of $385,287 (2006 - $245,065) and net gains (realized and unrealized) on marketable securities of $665,905 (2006 - $Nil). We had no operating revenue in either period.

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

A summary of significant components of the net loss is as follows:

  Share-based compensation - $3,696,601 (2006 - $682,213)

  This non-cash item represents 67% of the net loss for the fiscal year (2006 – 31%). As explained in the section above, we have added a number of professional and support personnel to accelerate our drilling programs, and granted share purchase options to both attract and retain qualified personnel. The fair value of a share purchase option is calculated at the time of granting and amortized against income over its two- year vesting period. Large charges against income are expected to continue in the near future.

  Auditing and accounting - $38,604 (2006 - $143,212)

  Fees for auditing and accounting were down because of additional work required in fiscal 2006 in respect of transactions during that year.

  Investor relations - $308,548 (2006 - $130,364)

  Investor relations expenses were up significantly this fiscal year because of an increased number of shows and conferences attended, expansion of our in-house investor relations department and the number of transactions occurring during the year. This amount increased during fiscal 2008 but is expected to decrease in the future to a level less than that for fiscal 2007.

  Office and administration - $562,642 (2006 - $339,703)

  These items were up because of the increased number of support staff and corresponding increased support and administration expenses.

  Wages and salaries - $923,743 (2006 - $41,441) and management fees - $50,000 (2006 - $225,000)

  This expense increased dramatically because of personnel added and the conversion of some consultants to employee status.

Exploration Expenditures

During fiscal 2008 and fiscal 2007, we incurred the following expenditures on exploration of properties as follows:

	Apr. 2008 Quarter	Jan. 2008 Quarter	Oct. 2007 Quarter	July 2007 Quarter	Apr. 2007 Quarter	Jan. 2007 Quarter	Oct. 2006 Quarter	July 2006 Quarter
Current Properties
Golden Promise	36,630	447,102	88,662	111,009	167,450	229,409	205,548	252,997
Moran Lake Property (Central Mineral Belt Project)	2,996,731	2,185,860	4,402,478	1,700,423	2,557,718	1,505,655	2,888,512	1,357,210
Otter / Portage Lake (Central Mineral Belt Project)	Nil	385,782	9,335	Nil	Nil	276,750	149,918	58,447
South Golden Promise (Victoria Lake)	124,862	5,872	37,771	4,021	7,119	297,887	473,612	200,172
Properties written-off
Sinbad Claims	Nil	Nil	Nil	(15,849)	Nil	Nil	2,351	776
Stormy Lake & Partridge River	(247,704)	101,323	1,381	145,000	--	--	--	--
Total	2,910,519	3,125,939	4,539,627	1,944,604	2,732,287	2,309,701	3,719,941	1,869,602

During the fiscal year ended April 30, 2008, we spent a total of $12,520,689 on our properties (including $262,500 paid in cash and $1,011,800 from the issuance of 420,000 common shares related to acquisition costs, with the balance being exploration expenditures) compared to $10,631,531 (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs, with the balance being exploration expenditures) incurred during the fiscal year ended April 30, 2007. During the fiscal year ended April 30, 2008, we had property write-offs/sales totaling $263,553 compared to $Nil during the fiscal year ended April 30, 2007.

Inflation

The Company’s activities predominately occur in Canada where annualized inflation rates have been 5% or less for the past decade and are not expected to materially affect our operations.

Currency Fluctuations

The Company generally incurs costs in Canadian dollars whereas potential revenues from the sale of commodities such as uranium or gold are generally priced in United States dollars. As with most world currencies, the Canadian dollar has appreciated against the United States dollar in recent years, rising from a low of about CAD $1.00 to USD $0.62 in 2002 to a level of CAD $1.00 to USD $1.00, plus or minus daily fluctuations of up to 5%, over the past year. Some of the negative effect that may be realized from the appreciation of the Canadian dollar against the United States dollar has been partially offset by the rise in commodity prices in terms of United States dollars over the same time period. Future fluctuations could affect our operations, either positively or negatively.

5.B.	Liquidity and Capital Resources

Liquidity – April 30, 2008, April 30, 2007 and April 30, 2006

We had cash on hand of $13,275,874, $14,311,417 and $13,947,976 as of April 30, 2008, 2007 and 2006, respectively. Our working capital was $13,387,832, $15,390,704 and $14,093,821 as of April 30, 2008, 2007 and 2006, respectively.

Our major source of financing is from the sale of common shares, the exercise of stock options and warrants. We have sufficient funds to meet our working capital requirements and property maintenance costs and to carry out some exploration of our mineral properties for the next 12 months. During that period the amount of funds available for exploration of our mineral properties and acquisition of additional mineral properties are dependent on whether and how much we can raise in additional equity financing.

Financings – Fiscal 2008

In April 2008, we raised approximately $15.0 million through a bought deal prospectus offering, with Canaccord Capital Corporation as the lead underwriter (the “Underwriter”). The Underwriter purchased 8,000,000 non-flow-through units (the “Units”) and 3,575,000 flow-through common shares (the “Flow-through Shares”) at a price of $1.25 per Unit and $1.40 per Flow-through Share. Each Unit consisted of one common share and one transferable common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009.

The Underwriter received 694,500 warrants (the “Underwriter’s Warrants”). Each Underwriter’s Warrant entitles the holder to purchase a unit (an “Underwriter’s Unit”) at a price of $1.25 per Underwriter’s Unit until October 4, 2009. Each Underwriter’s Unit consists of one common share and one common share purchase warrant (an “Underlying Warrant”) and each Underlying Warrant entitles the holder to purchase an additional common share at a price of $1.80 per common share until October 4, 2009.

Financings – Fiscal 2007

During February and March 2007, we raised approximately $7.9 million through the exercise of warrants and issuance of additional common shares in a warrant incentive program. Warrants to purchase 5,028,750 common shares were exercised, raising approximately $7.2 million, and a total of 490,375 additional common shares were issued, raising approximately $700,000.

Financings – Fiscal 2006

On November 3, 2005, we closed a brokered private placement with Pacific International Securities (the “Agent”), which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit is comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $1.75 per share until November 3, 2007. Each Common Share Unit was composed of one non-flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $1.25 per share until November 3, 2007. All of the warrants were exercised prior to the expiry date.

The Agent was entitled to a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options equal to 10% of the number of units sold. Each compensation option entitled the Agent to acquire one Common Share Unit at an exercise price of $0.85 for a period of two years. All of the compensation options were exercised in full prior to the expiry date.

Capital Resources

Our authorized capital consists of an unlimited number of common shares without par value. At April 30, 2008, we had 84,595,825 issued and outstanding common shares compared to 70,912,072 at April 30, 2007, and at July 15, 2008, we had 84,865,825 issued and outstanding common shares.

We first adopted a formal written stock option plan on July 26, 2004. Under this plan, we could grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board of Directors by not less than closing market price on the date preceding the grant less a discount of up to 25%. However, as a result of our listing on the Toronto Stock Exchange, we no longer issue stock options at a discounted price. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every six months from the date of grant. The options can be granted for a maximum term of five years. The stock option plan was approved by the TSX Venture Exchange on September 21, 2004. On February 10, 2006 we amended the stock option plan to grant options for up to 11,308,528 common shares in order to reflect our increased issued and outstanding capital. On July 9, 2007 we further amended the terms of the stock option plan to allow for the extension of options by up to ten business days in the event that an option expires during a time when our directors, employees and consultants are subject to a black out period imposed by us.

During the year ended April 30, 2008, 1,288,984 stock options were exercised, 1,100,000 stock options were cancelled or expired and 3,000,000 stock options were granted. As at April 30, 2008, we had 9,593,000 (of which 5,579,250 were exercisable) stock options outstanding at exercise prices ranging from $0.45 per share to $3.10 per share with expiry dates ranging from February 4, 2010 to April 23, 2013. Subsequent to April 30, 2008, 250,000 stock options were granted, 2,350,000 stock options were cancelled and 2,850,000 stock options were repriced. If exercised, the remaining 7,293,000 stock options would increase our available cash by $7,350,070.

As at April 30, 2008, we had 8,000,000 warrants outstanding at an exercise price of $1.80 per share with an expiry date of October 4, 2009, 694,500 Underwriter’s Warrants outstanding at an exercise price of $1.25 per Underwriter's Warrant. Each Underwriter’s Warrant entitles the holder to acquire one common share and one common share purchase warrant, and each such warrant entitles the holder to purchase an additional common share at a price of $1.80 per common share until October 4, 2009. If exercised, these warrants, which total 9,389,000, would increase our available cash by $16,518,225.

Contributed surplus was $10,496,726 as at April 30, 2008 (April 30, 2007 - $3,888,533). The increase of $6,608,193 represents $7,097,948 of the fair value of the options released in the year ended April 30, 2008 less $489,755 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

5.C.	Research and Development, Patents and Licenses, etc.

We are a mineral exploration company and do not engage in conventional research and development. We have not incurred research and development expenses or adopted research on development policies within the last three fiscal years.

5.D.	Trend Information

We are a mineral exploration company. Consequently, we have no production, sales, or inventory in the conventional sense. Our financial success will be dependent upon the extent to which we can discover mineralization and the economic viability of developing such properties. Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. We have no mineral reserves and to date have not produced any revenues. The sales value of any mineralization discovered by us is largely dependent upon factors beyond our control such as the market value of the metals produced.

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

The major factors that caused significant variations in net loss were the recording of share-based compensation when stock options were granted and the write-down of properties based on a periodic review of such properties, both of which have no identifiable trend.

5.E.	Off-Balance Sheet Arrangements

Not applicable

5.F.	Tabular Disclosure of Contractual Obligations

As at April 30, 2008, we had the following contractual obligations:

		Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Capital (Finance) Lease Obligations	$--	$--	$--	$--	$--
Operating Lease Obligations	763,506	284,280	763,506	194,946	--
Total	$763,506	$284,280	$763,506	$194,946	$--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Name	Age	Position
Mark J. Morabito	41	CEO and Director
C. Stewart Wallis (2)	64	Director
Jay Sujir (2)	50	Non-Executive Chairman and Director
David Ying Tat Lee (1) (2)	59	Director
Geir L. Liland	59	Director
Ian B. Smith (1)	63	Director
Leo Power (1)	47	Director
Chris Collingwood	61	Director
Derrick (Rick) Gill	60	Director
Paul Hosford	49	President and
		Chief Operating Officer
Douglas R. Brett	55	Chief Financial Officer

___________________
(1)	Member of Audit Committee
(2)	Member of Compensation Committee

We are an exploration stage junior exploration company. As such, we have historically operated without full-time employees and our corporate functions were primarily administered through private consulting companies owned by our current senior management. Our needs will be dependent upon our level of exploration programs and financial condition. In 2006, we began entering into employment agreements with our senior officers and currently have employment agreements with all of our full-time employees. In addition, we entered into a consulting agreement with Douglas Brett and his affiliate for Mr. Brett to act as our Chief Financial Officer. See Item 6.B. Compensation – Employment and Consulting Agreements.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998. On February 18, 2008, Mr. Morabito ceased to be our President, when Paul Hosford was appointed to that position. Mr. Morabito remains our CEO.

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

Mr. Morabito also serves on the board of directors of Santa Fe Metals Corporation and Silver Quest Resources Ltd. He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

C. Stewart Wallis has been a member of our Board of Directors since June 2003 and is also the President and a director of Target and Patrician Diamonds Inc. Mr. Wallis is the Managing Director of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world. He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada. His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir was appointed our Non-executive Chairman on September 10, 2007 and has been a member of our Board of Directors since February 2003. He is currently a director of AMI Resources Inc., Escape Group Inc., Midasco Capital Corp., Target, Tequila Minerals Corp., Uracan Resources Ltd., Westward Explorations Ltd. and Yamiri Energy and Gold Inc. Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies. He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from the University of Victoria in 1985. He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

David Ying Tat Lee has been a member of our Board of Directors since February 2004. He received his Bachelor of Arts Degree from Occidental College in Los Angeles and his Master of Arts Degree from California State University. He has operated his own consulting firm since 1999. His services include sourcing manufacturing facilities and merchandise from China, training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organizations.

Geir L. Liland joined our Board of Directors in June 2005 and served as our Chief Financial Officer from May 2, 2006 to July 31, 2007. He is currently a Director of Apoka Capital Corporation, egX Group, Inc., GMV Minerals Inc., HSF Capital Corporation, Pacific Imperial Mines Inc., Precient NeuroPharma Inc., Tapango Resources Ltd., Target and Uranium North Resources Corp. Mr. Liland serves as a consultant to companies listed on Canadian stock exchanges. He received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, British Columbia. From 1978 until 1982 he studied accounting, auditing and taxation at the Chartered Accountants Institute of British Columbia.

Ian B. Smith joined our Board of Directors in September 2006. Mr. Smith has over 40 years’ experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries. He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of MRDI which became one of the largest and most successful mining consultancies in North America. Mr. Smith is CEO and a director of Santa Fe Metals Corporation.

Leo Power has been a member of our Board of Directors since November 2006. Mr. Power received his MBA from the Joint Kellogg-Schulich Executive MBA Program at York University. Mr. Power has a number of business interests throughout Newfoundland and Labrador. He also serves on the board of directors of New Island Resources Inc. and Newfoundland Goldbar Resources Inc.

Chris Collingwood joined our Board of Directors in October 2007. Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp., a privately held Newfoundland firm active in commercial and industrial real estate, commercial insurance and having investments in a number of other Newfoundland companies.

Derrick (Rick) Gill joined our Board of Directors in May 2008. Mr. Gill has more than 30 years’ experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990. He also serves on the board of directors of Linear Gold Corp.

Paul Hosford was appointed our President and Chief Operating Officer in February 2008. Mr. Hosford brings with him more than 24 years of international engineering experience in mine design, operations and project management. He is a Professional Engineer and a member of the Canadian Institute of Mining and Metallurgy. Prior to joining our company, Mr. Hosford was in a management role with Barrick Gold Corp. and prior to Barrick, he spent twelve years with Hatch Vancouver as a senior level consultant on world class projects. Since receiving his B.Sc Chemical Engineering (Honours) from the University of Edinburgh in 1982, he has gained extensive international mine planning, development and operational experience.

Douglas R. Brett has been our Chief Financial Officer since August 1, 2007. Mr. Brett has more than 20 years’ experience in public practice accounting. Mr. Brett is a Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia since December 1982. He obtained his B.Sc. in computer science and mathematics from the University of British Columbia.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.	Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2008, for our directors and executive officers.

Compensation of Executive Officer/Directors in Fiscal 2008
	Annual Compensation				Long Term Compensation
					Awards		Payouts
						Restricted
						Shares or
					Securities	Restricted		All other
				Other Annual	Under	Share	LTIP	Compen-
Name and		Salary	Bonus	Compensation	Options/SARs	Units	Payouts	sation
Principal Position	Year	($)	($)	($)	Granted (#)	($)	($)	($)

Mark J. Morabito CEO, President[1] and Director	2008	$200,000	$200,000	$24,000	--	--	--	--

Paul Hosford President[2]	2008	$52,083	--	$375	500,000	--	--	--

Geir Liland CFO[3] and Director	2008	--	--	$24,000[4]	--	--	--	--

Douglas R. Brett CFO[5]	2008	--	--	$56,250	--	--	--	--

Stewart Wallis Director	2008	--	--	$33,600[6]	--	--	--	--

	Annual Compensation				Long Term Compensation
					Awards		Payouts
						Restricted
						Shares or
					Securities	Restricted		All other
				Other Annual	Under	Share	LTIP	Compen-
Name and		Salary	Bonus	Compensation	Options/SARs	Units	Payouts	sation
Principal Position	Year	($)	($)	($)	Granted (#)	($)	($)	($)

Jay Sujir Director	2008	--	--	$21,500[7]	--	--	--	--

David Lee Director	2008	--	--	$18,000[8]	--	--	--	--

Ian Smith Director	2008	--	--	$18,000[8]	--	--	--	--

Leo Power Director	2008	--	--	$18,000[8]	--	--	--	--

Chris Collingwood Director	2008	--	--	$6,000[8]	150,000	--	--	--

1	Mr. Morabito ceased to be President on February 18, 2008.
2	Mr. Hosford was appointed President on February 18, 2008.
3	Mr. Liland ceased to be CFO on July 31, 2007.
4	Includes $15,000 paid to Mr. Liland for acting as CFO and director’s fees of $8,000 paid to Mr. Liland after he ceased to be CFO.
5	Mr. Brett was appointed CFO on August 1, 2007.
6	Included directors’ fees in the amount of $18,000 and geological consulting fees in the amount of $15,600 paid to Sundance Geological Ltd., a private entity owned and controlled by Mr. Wallis.
7

Includes directors’ fees of $16,500 and fees for acting as Chairman of $5,000. Excludes $122,577 in legal fees paid to Anfield Sujir Kennedy & Durno, Barristers & Solicitors, a limited liability partnership of which Mr. Sujir is a partner.

8	Director’s fees paid to non-executive directors.

During the fiscal year ended April 30, 2008, a total of 850,000 stock options were granted to our directors and executive officers as follows:

Stock Options Granted to Executive Officers/Directors in Fiscal 2008
						Market Value
						of Securities
	% of Total Options					Underlying
Name of Director or	Granted during year	Number of		Exercise Price		Options on Date
Executive Officer	ended April 30, 2008	Options Granted	Date of Grant	per Share ($)	Expiration Date	of Grant ($)

Douglas R. Brett	6.67%	200,000[1]	2007/08/01	2.03	2012/08/01	1.99

Chris Collingwood	5.00%	150,000[1]	2007/10/24	1.95	2012/10/24	2.23

Paul Hosford	16.67%	500,000[2]	2008/01/21	1.41	2013/01/21	1.44

1	On June 16, 2006, these options were cancelled by mutual agreement.
2	On June 16, 2007, 300,000 of these options were cancelled by mutual agreement.

The above listed options vest over a period of two years such that 25% become available for exercise every six months.

The following table gives certain information concerning stock option exercises during the year ended April 30, 2008 by our executive officers and directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2008
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Executive Officers/Directors
Value of Unexercised In-
			Number of Unexercised	the-Money Options at
	Number of Shares		Options at Fiscal Year-end	Fiscal Year-End[1]
Name	Acquired on Exercise	Aggregate Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Mark Morabito	--	--	1,950,000/250,000	$60,000/Nil
Stewart Wallis	180,000	$287,100	150,000/50,000	Nil/Nil
Jay Sujir	--	--	200,000/50,000	$10,000/Nil
David Ying Tat Lee	80,000	$98,000	200,000/50,000	$10,000/Nil
Geir Liland	25,000	$41,250	362,500/112,500	$15,000/Nil
Ian Smith	--	--	187,500/112,500	Nil/Nil
Leo Power	--	--	275,000/125,000	Nil/Nil
Chris Collingwood	--	--	162,500/137,500	Nil/Nil
Doug Brett	--	--	50,000/150,000	Nil/Nil
Paul Hosford	--	--	Nil/500,000	Nil/Nil

1	Based on the closing price of the common shares on the TSX Venture Exchange on April 30, 2008, being $0.65 per common share.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Due to the onerous amount of work associated with currently applicable securities legislation and ongoing compliance requirements, we have instituted a modest compensation plan for the non-management members of the Board of Directors, which commenced May 1, 2005. Under the compensation plan every director receives a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee. Directors’ fees may be deferred as appropriate based on our financial condition. We do not propose to pay or distribute any non-cash compensation to Directors during the current financial year, other than the possible grant of incentive stock options.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated July 9, 2007. Under the stock option plan, we may grant stock options to purchase up to a maximum of 11,308,528 common shares. During the fiscal year ended April 30, 2008, we granted stock options to purchase an aggregate of 3,000,000 common shares. During the year, stock options to purchase an aggregate of 1,097,000 common shares were exercised and stock options to purchase an aggregate of 1,100,000 common shares were cancelled.

Employment and Consulting Agreements

The Company entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which the Company employed Mr. Morabito as its President and Chief Executive Officer commencing on May 1, 2006. Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000. Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually. In the event that Mr. Morabito’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period. On May 1, 2008, in light of the change to Mr. Morabito’s responsibilities with the Company, Mr. Morabito’s annual salary was reduced to $150,000 and his maximum annual bonus was reduced to $100,000.

The Company entered into an employment agreement with Paul Hosford on January 21, 2008 pursuant to which the Company employed Mr. Hosford as its President and Chief Operating Officer commencing on February 18, 2008. Under the terms of the agreement, Mr. Hosford receives an annual salary of $250,000 and an annual bonus of up to $100,000, payable semi-annually, with the final amount being determined by the Company’s Compensation Committee based upon Mr. Hosford’s performance. Mr. Hosford received an initial grant of options to purchase up to 500,000 common shares at a price of $1.41 per share and is to receive options to purchase up to 200,000 common shares annually. In the event that Mr. Hosford’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.

On August 1, 2007, we entered into an independent consulting services agreement (the “Consulting Agreement”) with Douglas R. Brett, Inc. (the “Contractor”) and Douglas R. Brett. Pursuant to the Consulting Agreement, we engaged the Contractor to provide financial services and appointed Mr. Brett as our Chief Financial Officer. Mr. Brett will personally provide to us such advisory and consulting services on behalf of the Contractor as we may request from time to time. According to the Consulting Agreement, Mr. Brett’s Services will require an average of between 40 and 60 hours of his time per month. In exchange for Mr. Brett’s services, we will pay to the Contractor $6,250 per month plus goods and services taxes. In addition, we agreed to grant to the Consultant options to acquire up to 200,000 common shares at a price per share equal to the prevailing fair market value, such options subject to the terms of our stock option plan. The term of the Consulting Agreement shall automatically cease at 11:59 p.m. (Vancouver time) on August 1, 2008 (the “Term”), unless earlier terminated as hereinafter provided or unless the parties have agreed in writing to renew the Consulting Agreement. We and the Contractor each have the right to terminate the Consulting Agreement at any time by giving to the other party at least 30 days prior written notice of the effective date of such termination (the “Termination Date”). On the Termination Date, the Consultant will resign as Chief Financial Officer unless other arrangements are made.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2008 to provide pension, retirement or similar benefits for directors or senior management.

Other than as described above, we do not have any plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation would exceed US$60,000 per person, other than employment agreements with Julie Bolden, our Vice President Corporate Affairs and Wayne Pickett, our Vice President Exploration. Each of those employment agreements provides for severance payments consisting of either 24 months’ notice of termination or a lump sum payment equal to two times the employee’s annual salary, at the employee’s option. Based on their current salaries, the value of such compensation would be $200,000 each.

6.C.	Board Practices

The Board of Directors presently consists of nine directors, seven of whom were elected at our annual general meeting of shareholders held on September 10, 2007, one of whom was appointed on October 25, 2007 and one of whom was appointed on May 27, 2008. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Mark Morabito	November 12, 1998
Stewart Wallis	June 19, 2003
Jay Sujir	February 19, 2003
David Lee	February 17, 2004
Geir Liland	June 14, 2005
Ian Smith	September 21, 2006
Leo Power	November 17, 2006
Chris Collingwood	October 25, 2007
Derrick Gill	May 27, 2008

There are no service contracts with the Directors providing for benefits upon termination of employment except as described under the heading “Employment and Consulting Agreements” above.

Board of Director Committees

Audit Committee

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors. The following disclosure is required pursuant to National Instrument 52-110 (“NI 52-110”) adopted by the Canadian Securities Administrators.

The Audit Committee's Charter

Following is a copy of the charter of our audit committee:

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)	Review certification process.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The members of our Audit Committee are Ian Smith, David Lee and Leo Power, each of whom is an independent director and financially literate.

Relevant Education and Experience

Ian Smith has over 40 years experience in corporate operations, project management and consulting with the international base metals, precious metals and coal industries. Mr. Smith was the President, Chief Executive Officer, Chief Operating Officer and a director of bcMetals Corporation from October 2004 to February 2007. He was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990. Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

David Lee has been a professional banker and business consultant for 30 years, with broad experience in commercial and international banking. Since 2003, Mr. Lee has been self employed, providing consulting services in China relating to retail banking, with his largest client being the Bank of Communications.

Leo Power received his MBA from the Joint Kellogg-Schulich Executive MBA Program at York University. He has a combined 5 years experience in direct employment with the Government of Canada and the Government of Newfoundland and Labrador, and another 15 years as an independent Newfoundland and Labrador based business and government relations consultant. Mr. Power also has number of business interests throughout Newfoundland & Labrador.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. We are not relying on the exemption in Section 6.1 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in our Audit Committee Charter.

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008/04/30	$50,000	$14,250	$1,750	$36,750
2007/04/30	$48,600	$14,250	$1,750	$2,000

Compensation Committee

We have established a Compensation Committee, which currently consists of Stewart Wallis, Jay Sujir and David Lee. The Compensation Committee does not operate pursuant to a written charter.

The mandate established for the Compensation Committee is for the purposes of:

1.

considering appropriate levels of compensation for our directors and officers and making recommendations to the Board as to the remuneration and other compensation to be provided to our Directors, the President and our other officers; and

2.	carrying out periodic performance assessments of the President and CEO.

AMEX Corporate Governance

Our common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

  Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on AMEX is required to state its quorum requirement in its bylaws. Our quorum requirement as set forth in our articles is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

  Cancellation and Reissue of Stock Options. The AMEX requires shareholder approval of material amendments to outstanding stock options and this may include options which are cancelled and reissued with different terms, even if a period of more than three months had elapsed between the cancellation and reissuance. Such approval is not required by the Toronto Stock Exchange and we received a Section 110 waiver from AMEX stating that we will not be required to obtain shareholder approval in the case of such action.

  Property Acquisition. The AMEX generally requires shareholder approval for an issuance of securities that could result in a 20% increase in the number of outstanding common shares. Based on the AMEX’s method of calculating that percentage, our proposed issuance of securities to Universal Uranium Ltd. in consideration for its interest in certain mineral claims located in the Central Mineral Belt of Labrador (see 8.B. Significant Changes below) would exceed that threshold. However, under applicable Toronto Stock Exchange rules, the threshold is 25% and accordingly shareholder approval is not required for the proposed transaction. We have applied for a Section 110 waiver from AMEX in this regard. However, as of the date of this annual report, we have not yet received it.

6.D.	Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

	Number of Full Time	Maximum number of
	Employees at the end	Temporary Workers
Fiscal year ended	of the fiscal year	during the fiscal year
April 30, 2008	26	55
April 30, 2007	18	18
April 30, 2006	11	Nil

As of April 30, 2008, we had twenty-six full-time employees, fourteen of whom worked in Vancouver and twelve of whom worked in Newfoundland and Labrador. All of our temporary workers are employed in Newfoundland and Labrador and these persons generally work in our exploration camp. The steady increase in the number of employees is reflective of the increase in our exploration activities from year to year.

6.E.	Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of July 15, 2008. As of July 15, 2008, we had 84,865,825 common shares issued and outstanding. The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of July 15, 2008.

Percent of
	Number of	Outstanding
Name	Common Shares	Common Shares
Mark J. Morabito	2,502,069 [1]	2.95%
C. Stewart Wallis	225,600 [2]	*
Jay Sujir	175,000 [3]	*
David Y.T. Lee	245,000 [4]	*
Geir Liland	342,500 [5]	*
Leo Power	240,700 [6]	*
Ian Smith	190,000 [7]	*
Chris Collingwood	350,300 [8]	*
Derrick Gill	Nil	Nil
Douglas R. Brett	65,000	*
Paul Hosford	50,000 [9]	*
Directors and Executive Officers as a group	4,386,169	5.17%

*	Indicates less than one percent.
1	Includes options to purchase 1,700,000 common shares exercisable within 60 days of July 15, 2008.
2	Includes options to purchase 100,000 common shares exercisable within 60 days of July 15, 2008.
3	Includes options to purchase 150,000 common shares exercisable within 60 days of July 15, 2008.
4	Includes options to purchase 150,000 common shares exercisable within 60 days of July 15, 2008.
5	Includes options to purchase 325,000 common shares exercisable within 60 days of July 15, 2008.
6	Includes options to purchase 200,000 common shares exercisable within 60 days of July 15, 2008.
7	Includes options to purchase 150,000 common shares exercisable within 60 days of July 15, 2008.
8	Includes options to purchase 100,000 common shares exercisable within 60 days of July 15, 2008.
9	Includes options to purchase 50,000 common shares exercisable within 60 days of July 15, 2008.

The following table presents the stock options granted to the aforementioned persons and unexercised as of July 15, 2008. The stock options are for common shares.

		Number of
		Underlying
		Common		Exercise
Name	Date of Grant	Shares	Vested *	Price	Expiration Date
Mark J. Morabito	May 1, 2006	1,000,000	1,000,000	$1.32	May 1, 2011
	Jan. 18, 2006	400,000	400,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	300,000	300,000	0.45	Feb. 4, 2010

C. Stewart Wallis	Jan. 18, 2006	100,000	100,000	$1.00	Jan. 18, 2011

Jay Sujir	Jan. 18, 2006	100,000	100,000	$1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

David Y.T. Lee	Jan. 18, 2006	100,000	100,000	$1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

Geir Liland	May 24, 2006	150,000	150,000	$1.32	May 24, 2011
	Jan. 18, 2006	100,000	100,000	1.00	Jan. 18, 2011
	Jun. 14, 2005	75,000	75,000	0.45	Jun. 14, 2010

Leo Power	May 24, 2006	100,000	100,000	$1.32	May 24, 2011
	Jan. 5, 2006	100,000	100,000	0.90	Jan. 5, 2011

Ian Smith	Aug. 21, 2006	150,000	150,000	$1.43	Aug. 21, 2011

Chris Collingwood	May 1, 2006	50,000	50,000	$1.32	May 1, 2011
	Jan. 18, 2006	50,000	50,000	1.00	Jan. 18, 2011

Derrick Gill	May 23, 2008	250,000	0	$0.88	May 23, 2013

Douglas Brett	N/A	N/A	N/A	N/A	N/A

Paul Hosford	Jan. 21, 2008	200,000	50,000	$1.41	Jan. 21, 2013

*	Includes those options that are exercisable within 60 days of July 15, 2008.

We do not have any arrangements for involving our employees in our capital. We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees. However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our amended stock option plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

To the knowledge of management, no person beneficially owns 5% or more of our issued and outstanding common shares.

We have previously reported that, based on an amendment to Schedule 13G filed with the SEC on February 6, 2007, David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. owned 4,216,200 common shares as of December 31, 2006. An amendment to Schedule 13G filed with the SEC on October 30, 2007 indicated that these parties owned 750,000 common shares, which is less than 1% of our currently outstanding common shares, as of September 30, 2007. A Form N-CSR filed on June 3, 2008 indicates that Prudent Bear Funds, Inc. owned 250,000 common shares, which is less than 1% of our currently outstanding common shares, as of March 31, 2008.

We have previously reported that, based on an amendment to Schedule 13G filed with the SEC on February 15, 2007, Passport Global Master Fund SPC, Ltd., Partners Group Alternative Strategies PCC Limited Gold Iota Cell, Passport Holdings, LLC, Passport Management, LLC, Passport Capital, LLC and John Burbank owned 3,320,233 common shares as of December 31, 2006. An amendment to Schedule 13G filed with the SEC on February 14, 2008 indicated that these parties owned 1,768,733, or approximately 2.08% of our currently outstanding common shares, as of December 31, 2007. A Form 13F filed on May 15, 2008 indicates that Passport Management, LLC owned 1,628,533 common shares, or approximately 1.92% of our currently outstanding common shares, as of March 31, 2008.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by our major shareholders.

On July 15, 2008, we had 84,865,825 common shares issued and outstanding to approximately 341 shareholders of record. We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees. Management believes that there are 85 shareholders of record located in the U.S., who own an aggregate of approximately 4.84% of our outstanding common shares. In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person. We are not aware of any arrangements that would result in a change of control of our company.

7.B.	Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2008 and the period from May 1, 2008 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.

We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters. One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $122,477 for the fiscal year ended April 30, 2008. Fees of $Nil have been paid to Anfield Sujir Kennedy & Durno since May 1, 2008 through the date of this annual report. We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

2.

On May 2, 2006, we engaged the services of Geir Liland to provide services ordinarily provided by a chief financial officer. We paid fees of $15,000 to Mr. Liland during the fiscal year ended April 30, 2008. Mr. Liland ceased serving as our Chief Financial Officer as of July 31, 2007.

3.

During the year ended April 30, 2008, we charged management fees of $20,000 to Target, of which several of our officers and directors serve as officers and directors, as reimbursement for Target’s proportionate share of expenses incurred by us relating to accounting services and rent. Effective September 1, 2007, in lieu of management fees, we entered into a cost sharing arrangement with Target whereby we are reimbursed for an agreed percentage, currently 30%, of share expenses such as rent, office and salaries of certain personnel. Included in receivables as at April 30, 2008 is $75,407 owing from Target. As of the date of this annual report, the amount of $Nil is owing from Target.

4.

On August 1, 2007, we entered into the consulting agreement with Mr. Brett and his private consulting company. During the fiscal year ended April 30, 2008, we paid fees of $56,250 under the consulting agreement. Fees of $18,750 have been paid to Mr. Brett’s private consulting company since May 1, 2008 through the date of this annual report.

5.	On February 12, 2007, we entered into an agreement with Target for the sale of our Sinbad claims for a cash payment in the amount of $31,698. We retained a 2% net smelter royalty.

6.

During the fiscal year ended April 30, 2008, we paid geological consulting fees of $15,600 to a private company owned by Stewart Wallis, one of our directors. These fees are included in mineral property costs. Fees of $Nil have been incurred since May 1, 2008 through the date of this annual report.

7.

During the fiscal year ended April 30, 2008, we entered into a three year office lease agreement with a private company controlled by Chris Collingwood, who was appointed a director during the year. Under the terms of the lease, we rent 6,262 square feet of office space at $109,585 per year for our Newfoundland office. Rent of $45,660 was paid during the fiscal year ended April 30, 2008.

7.C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited financial statements for the fiscal years ended April 30, 2008, April 30, 2007 and April 30, 2006 included under Item 17 of this annual report.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock. We do not currently expect to pay cash dividends in the foreseeable future as we anticipate that all available funds will be invested to finance the growth of our business. The Board of Directors will determine if and when dividends should be declared and paid in the future based upon our financial position at the relevant time.

Legal/Arbitration Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability, other than a Statement of Claim made by a former supplier claiming unpaid invoices in the amount of approximately $81,000 plus interest and costs, against which we have filed a counterclaim.

8.B.	Significant Changes

Since April 30, 2008, the date of our most recent financial statements, the following significant changes have occurred:

1.	Our common shares were listed for trading on the Toronto Stock Exchange after previously trading on the TSX Venture Exchange.

2.

We entered into an agreement with Universal Uranium Ltd. (“Universal”) under which we will acquire all of Universal’s 60% interest in its project in the Central Mineral Belt of Labrador, which totals approximately 4,737 claims. As consideration for Universal’s interest in its property, we will pay to Universal $500,000 and issue to Universal 10,000,000 common shares and 7,500,000 share purchase warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of our company at $1.00 per share for a period of three years from closing subject to early expiry in the event that the average trading price of our common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years from closing, to be released in equal tranches in three month intervals. Universal will retain a 2% net smelter return royalty on its 60% interest in the property, 0.5% of which may be purchased by us for $1,000,000. We will also purchase, by way of private placement, 2,222,222 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling us to purchase an additional common share of Universal at a price of $0.65 per share for a period of 24 months. The transactions are expected to close by July 31, 2008.

3.

We announced a proposal to form a separate company, Gemini Metals Corp., to further explore the Golden Promise, South Golden Promise and Victoria Lake properties. We also announced that we entered into an agreement with Paragon whereby Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for shares of Gemini, resulting in Gemini holding a 100% interest in the Spin-out Properties. Gemini will be funded by a planned prospectus offering, which will be in conjunction with a TSX Venture Exchange listing application and subject to the approval of the TSX Venture Exchange. We propose to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the “Arrangement”). Under the terms of the proposed Arrangement, holders of our common shares are expected to receive approximately one common share of Gemini for every 5.5 of our common shares held.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and Listing Details

The following table lists the high and low prices for our common shares for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends. Our common shares have traded on the Toronto Stock Exchange since May 12, 2008 and were traded on the TSX Venture Exchange before that date.

Period	High	Low
July 1 - 15, 2008	$0.81	$0.53
Month ended June 30, 2008	$0.89	$0.75
Month ended May 31, 2008	$0.99	$0.62
Month ended April 30, 2008	$0.95	$0.64
Month ended March 31, 2008	$1.50	$0.85
Month ended February 29, 2008	$1.68	$1.31
Month ended January 31, 2008	$2.25	$1.28

Fiscal quarter ended April 30, 2008	$1.68	$0.64
Fiscal quarter ended January 31, 2008	$2.89	$1.28
Fiscal quarter ended October 31, 2007	$2.68	$1.15
Fiscal quarter ended July 31, 2007	$3.18	$1.84
Fiscal quarter ended April 30, 2007	$3.47	$2.45
Fiscal quarter ended January 31, 2007	$4.20	$2.28
Fiscal quarter ended October 31, 2006	$2.35	$1.43
Fiscal quarter ended July 31, 2006	$1.69	$1.23

Fiscal year ended April 30, 2008	$3.18	$0.64
Fiscal year ended April 30, 2007	$4.20	$1.23
Fiscal year ended April 30, 2006	$1.80	$0.31
Fiscal year ended April 30, 2005	$0.92	$0.13
Fiscal year ended April 30, 2004	$0.33	$0.24

Our common shares began trading on the American Stock Exchange on May 7, 2007. The following table lists the high and low prices for our common shares on the American Stock Exchange for the last six months and fiscal quarters for the last completed fiscal year.

Period	High	Low
July 1 - 15, 2008	$0.80	$0.51
Month ended June 30, 2008	$0.88	$0.73
Month ended May 31, 2008	$1.02	$0.61
Month ended April 30, 2008	$0.95	$0.63
Month ended March 31, 2008	$1.46	$0.81
Month ended February 29, 2008	$1.71	$1.30
Month ended January 31, 2008	$2.28	$1.25

Fiscal quarter ended April 30, 2008	$1.71	$0.63
Fiscal quarter ended January 31, 2008	$3.14	$1.25
Fiscal quarter ended October 31, 2007	$2.85	$1.06
Fiscal quarter ended July 31, 2007*	$3.15	$1.71
*from May 7, 2007 to July 31, 2007

9.B.	Plan of Distribution

Not applicable

9.C.	Markets

Our common shares are listed on the American Stock Exchange under the trading symbol “CXZ”. Our common shares are also listed on the Toronto Stock Exchange under the trading symbol “CXX”. There are currently no restrictions on the transferability of these shares under Canadian securities laws.

9.D.	Selling Shareholders

Not applicable

9.E.	Dilution

Not applicable

9.F.	Expenses of the Issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable

10.B.	Memorandum and Articles of Association

This information is incorporated by reference to our Form 20-F Registration Statement, “Item 10. Additional Information—Memorandum and Articles of Association” as filed on April 25, 2006.

10.C.	Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.

We entered into a consulting agreement dated August 1, 2007 with Douglas R. Brett, Inc. and Douglas R. Brett whereby we engage Mr. Brett’s services as our Chief Financial Officer. See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

2.

We entered into a shareholder rights plan agreement dated November 19, 2007, as amended and restated effective March 31, 2008, with Computershare Investor Services Inc. The agreement was ratified by shareholders at a meeting held on May 16, 2008 and has a term of three years. The purpose of the shareholder rights plan is to provide time for all parties to adequately consider any takeover bid or similar transaction involving our shares.

3.

On June 4, 2008, we entered into a purchase and sale agreement with Gemini and Paragon. Under the terms of the agreement, Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for 16,201,413 shares of Gemini, resulting in 100% ownership by Gemini of the Spin-out Properties;

4.

We entered into an employment agreement with Paul Hosford on January 21, 2008 whereby we employ Mr. Hosford as our President and Chief Operating Officer. See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

5.

On March 26, 2008, we entered into an underwriting agreement with Canaccord Capital Corporation and Thomas Weisel Partners Canada Inc. (collectively, the “Underwriters”) for the sale, on a “bought deal” basis, of 8,000,000 units of the Company at a price of $1.25 per unit (each unit consisting of one common share and one share purchase warrant where each share purchase warrant entitles the holder to purchase an additional common share until October 4, 2009 at a price of $1.80 per common share) and 3,575,000 flow- through common shares of the Company at a price of $1.40 per flow-through common share. Under the terms of the underwriting agreement, we paid the Underwriters commission in the amount of $900,300 and issued 694,500 brokers’ warrants. Each brokers’ warrant entitles the holder to purchase a brokers’ unit at a price of $1.25 per brokers’ unit until October 4, 2009. Each brokers’ unit consists of one common share and one common share purchase warrant (a “Brokers’ Underlying Warrant”) and each Brokers’ Underlying Warrant entitles the holder to purchase an additional common share at a price of $1.80 per share until October 4, 2009.

6.

We entered into a Warrant Indenture dated April 4, 2008 with Computershare Trust Company of Canada, which provides for the issue of up to 9,800,600 common share purchase warrants issued in connection with our bought deal prospectus offering. A total of 8,000,000 common share purchase warrants were actually issued under the warrant indenture, all of which remain outstanding.

10.D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in our organizing documents on the right of foreigners to hold or vote our securities, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of us by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of our company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.	Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder who at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any relevant treaty, is not resident or deemed to be resident in Canada, but is a resident of the U.S., and who will acquire and hold our common shares as capital property for the purposes of the Canadian Tax Act. This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in our Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada or an “authorized foreign bank” as defined in the Canadian Tax Act. This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a shareholder of our company and, except for the Tax Proposals, this summary does not take into account or anticipate any changes in the Canadian Tax Act, the Regulations or the administrative or assessing policies of the Canada Revenue Agency, whether by legislative, governmental or judicial decisions or action, nor does this summary take into account provincial, territorial or other foreign tax legislation or considerations, which may differ significantly from those discussed herein. There can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. The tax consequences to any particular shareholder will depend on a variety of factors including the shareholder’s own particular circumstances. Therefore, all shareholders should consult their own tax advisors with respect to their own particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the

Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

          Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding this tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and limits the rate to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the company’s stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian resident shareholders may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

          Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common shares is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses are included in income at a rate of 50%. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention generally relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

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

Material U.S.Federal Income Tax Consequences

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

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

          U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

          Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”). For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. We currently anticipate that if we were to pay any dividends with respect to our shares, if we have current or accumulated earnings and profits, then to the extent of such earnings and profits the dividends should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

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

          Passive Foreign Investment Company

We have not determined whether or not we meet the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years. We may or may not qualify as a PFIC in subsequent years due to changes in our assets and business operations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules. The following is a discussion of these special rules as they apply to U.S. Holders of our common shares.

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

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). However, if the U.S. Holder makes for any tax year a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation’s net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

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

          Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

          Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

10.F.	Dividends and Paying Agents

Not applicable

10.G.	Statement by Experts

Not applicable

10.H.	Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia.

We are a reporting company under the Exchange Act and a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. We incur certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon our profitability and may also affect the value of our assets and the amount of shareholders’ equity.

In regards to transaction risk, our functional currency is the Canadian dollar and our activities are predominantly executed using the Canadian dollar. We incur a relatively small portion of our expenses in U.S. dollars. To date, we have completed all of our equity financing in Canadian dollars. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

Interest Rate Sensitivity

We currently have no short term or long term debt requiring interest payments. As a result, we have not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past metal prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond our control. Our mineral properties are in the exploration phase and accordingly we are not generating any operating revenues and are therefore not subject to any short term volatility in the prices of metals. As we are in the exploration phase, the above factors have had no material impact on operations or income. We have not entered into any futures or forward contracts.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

It is management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the company.

In this annual report, we are required to include a report of our management on its assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. As at the date of this filing, management has not completed its assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008 despite devoting significant time, effort and expense in this area. This is the first year that we have been subject to the provisions of Section 404 of the United States Sarbanes-Oxley Act of 2002, and management has experienced delays in completing its Section 404 assessment process. Management continues to devote significant time, effort and expense to performing its evaluation of the effectiveness of our internal control over financial reporting.

Further, as a result, our independent registered public accounting firm has not yet completed its audit of management’s assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008, and is not able to attest to management’s assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008.

Management expects to complete its assessment of the effectiveness of our internal control over financial reporting, and we expect that our independent registered public accounting firm will complete its associated attestation report thereon. Upon completion, we will file an amendment to our Form 20-F for the fiscal year ended April 30, 2008 to include both management’s report and our independent registered public accounting firm’s attestation report of management’s assessment of the effectiveness of our internal control over financial reporting.

Mark J. Morabito, Chief Executive Officer
Douglas R. Brett, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ian Smith, a member of its Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

Our Board of Directors has determined that Mr. Smith is an independent director in accordance with the definition set forth in Section 803 of the American Stock Exchange Company Guide.

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

  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

  compliance with applicable governmental laws, rules and regulations;

  protection of and respect for the confidentiality of information acquired in the course of work;

  responsible use of and control over assets and resources;

  the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

  accountability for adherence to the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2008. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last fiscal year is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits during the fiscal years ended April 30, 2008 and 2007 was $50,000 and $48,600, respectively.

Audit Related Fees

The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements during the fiscal years ended April 30, 2008 and 2007 was $14,250 and $14,250, respectively.

Tax Fees

The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal years ended April 30, 2008 and 2007 was $1,750 and $1,750, respectively.

All Other Fees

Other fees billed by our principal accountant during the fiscal years ended April 30, 2008 and 2007 amounted to $36,750 and $2,000, respectively, and included general review of certain company documentation, such as our Form 20-F registration filing and, in 2008, our bought deal prospectus offering, unrelated to auditing activities.

Pre-Approval Policies and Procedures:

All services to be performed by our auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2007, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Report dated June 20, 2008
Balance Sheet at April 30, 2008 and 2007
Statement of Operations and Deficit for the years ended April 30, 2008, 2007 and 2006
Statement of Cash Flows for the years ended April 30, 2008, 2007 and 2006
Notes to the Financial Statements for the year ended April 30, 2008

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

APRIL 30, 2008

(Expressed in Canadian Dollars)

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: investor@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

CXX: TSX I CXZ: AMEX

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We were engaged to examine the effectiveness of Crosshair Exploration & Mining Corp.’s internal control over financial reporting as of April 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting.

As described in Management’s Report on Internal Control over Financial Reporting, the Company was unable to complete its assessment of the effectiveness of the Company’s internal control over financial reporting. Accordingly we are unable to perform auditing procedures necessary to form an opinion on management’s assessment.

Since management was unable to complete its assessment of the effectiveness of the Company’s internal control over financial reporting, and we were unable to apply other procedures to satisfy ourselves as to the entity’s control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the entity’s internal control over financial reporting.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2008 and 2007 and the statements of operations, shareholders’ equity and cash flows for the years ended April 30, 2008, 2007 and 2006, and our report dated June 20, 2008 expressed an unqualified opinion on those financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 20, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2008 and 2007 and the statements of operations, shareholders' equity and cash flows for the years ended April 30, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and cash flows for the years ended April 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

We were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, and our report dated June 20, 2008 disclaimed an opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting because of a scope limitation.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 20, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian Dollars)

	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$13,275,874	$14,311,417
Marketable securities at fair value (cost: $2,695,052 & $1,822,976, respectively)	582,351	1,787,387
Receivables	558,345	444,929
Prepaid expenses	273,828	203,438

	14,690,398	16,747,171

Equipment (Note 3)	507,883	366,080

Mineral properties (Note 4)	27,071,981	14,551,292

	$42,270,262	$31,664,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$1,192,271	$1,337,226
Due to related parties	110,295	19,241

	1,302,566	1,356,467

Future reclamation costs (Note 5)	172,238	-

Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued: 84,595,825 (April 30, 2007 – 70,912,072) common shares	60,948,053	44,135,660
Contributed surplus (Note 6)	10,496,726	3,888,533
Deficit	(30,649,321)	(17,716,117)

	40,795,458	30,308,076

	$42,270,262	$31,664,543

Nature and continuance of operations (Note 1)
Basis of presentation (Note 2)
Subsequent events (Note 10)
Commitments and contingencies (Note 12)

On behalf of the Board:

“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2008	2007	2006

EXPENSES

Accretion	$5,502	$-	$-
Amortization	148,138	43,882	7,477
Audit and accounting	102,944	38,604	143,212
Consulting	192,359	171,724	244,534
Directors fees (Note 8)	108,500	60,500	63,000
Insurance	68,426	35,897	-
Investor relations	452,988	308,548	130,364
Legal (Note 8)	128,045	212,486	100,700
Management fees (Note 8)	71,250	50,000	225,000
Office and administration	623,154	562,642	339,703
Property Investigations	-	1,602	93,467
Rent	156,358	83,979	67,132
Stock-based compensation (Note 6)	7,097,948	3,696,601	682,213
Transfer agent and filing fees	330,777	87,017	106,448
Travel	273,115	306,978	165,538
Wages and salaries	1,292,464	923,743	41,441
	(11,051,968)	(6,584,203)	(2,410,229)

OTHER ITEMS
Interest income	407,731	345,287	233,065
Management income (Note 8)	20,000	40,000	12,000
Gain on disposition of Sinbad Claims	15,849	-	-
Realized gains – marketable securities	-	701,494	-
Unrealized gains (losses)–marketable securities	(2,077,112)	(35,589)	-
Write-off of mineral properties (Note 4)	(247,704)	-	(1,518,429)
	(1,881,236)	1,051,192	(1,273,364)

Loss before income tax	(12,933,204)	(5,533,011)	(3,683,593)

Future income tax recovery (Note 9)	-	-	1,508,120

Loss for the year	(12,933,204)	(5,533,011)	(2,175,473)

Basic and diluted loss per common share	$(0.18)	$(0.09)	$(0.05)

Weighted average number of common shares
outstanding	72,997,081	62,434,069	47,264,482

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(12,933,204)	$(5,533,011)	$(2,175,743)
Items not affecting cash:
Amortization	148,138	43,882	7,477
Stock-based compensation	7,097,948	3,696,601	682,213
Write-off of mineral properties	247,704	-	1,518,429
Future Income taxes	-	-	(1,508,120)
Unrealized loss–marketable securities	2,077,112	35,589	-
Realized gain-marketable securities	-	(701,494)	-
Gain on Disposition of Sinbad Claims	(15,849)	-	-
Accretion	5,502	-	-

Purchase of marketable securities	-	(3,026,015)	-
Proceeds from sales of marketable securities	(872,076)	1,904,533	-

Non-cash working capital item changes
Receivables	(113,416)	(215,602)	(167,761)
Prepaid expenses	(70,390)	(64,646)	(137,592)
Payables and accrued liabilities	(1,163,602)	52,531	(163,312)
Due from related parties	-	4,167	3,210
Due to related parties	91,054	5,020	(9,334)

Net cash used in operating activities	(5,501,079)	(3,798,445)	(1,950,263)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale on mineral property	31,698	-	-
Mineral properties	(10,587,059)	(8,480,906)	(2,551,070)
Acquisition of equipment	(289,941)	(283,593)	(132,108)

Net cash used in investing activities	(10,845,302)	(8,764,499)	(2,683,178)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	15,310,838	12,926,385	13,834,710

Net cash provided by financing activities	15,310,838	12,926,385	13,834,710

Net change in cash during the period	(1,035,543)	363,411	9,201,269

Cash and cash equivalents,
beginning of period	14,311,417	13,947,976	4,746,707

Cash and cash equivalents, closing	$13,275,874	$14,311,417	$13,947,976

Cash and cash equivalents
Cash	$4,927,439	$28,402	$3,947,976
Liquid short term investments	8,348,435	14,283,015	10,000,000

	$13,275,874	$14,311,417	$13,947,976

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance at April 30, 2005	37,610,540	$16,399,309	$606,495	$(10,007,633)	$6,998,171

Issued for (Note 6):
Private placement	12,977,500	11,182,000	-	-	11,182,000
Finder’s fee	402,741	322,193	-	-	322,193
Less: Share issue costs	-	(1,536,806)	-	-	(1,536,806)
Property acquisition	400,000	317,000	-	-	317,000
Exercise of agent’s options and stock options	2,363,874	1,886,491	-	-	1,886,491
Exercise of agent’s warrants	438,418	280,688	-	-	280,688
Exercise of warrants	4,162,972	1,792,299	-	-	1,792,299
Stock-based compensation for the year	-	-	1,335,620	-	1,335,620
Less: fair market value of options and warrants
exercised	-	-	(754,112)	-	(754,112)
Tax benefit renounced on flow-through shares	-	(1,508,120)	-	-	(1,508,120)
Loss for the year	-	-	-	(2,175,473)	(2,175,473)
Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Issued for (Note 6):
Property acquisition	445,000	1,078,150	-	-	1,078,150
Exercise of stock options	2,672,764	2,400,146	-	-	2,400,146
Exercise of agent warrants	273,863	277,571	-	-	277,571
Exercise of warrants	8,674,025	10,537,396	-	-	10,537,396
Incentive program participation	490,375	707,343	-	-	707,343
Stock-based compensation for the year	-	-	3,696,601	-	3,696,601
Less: Fair market value of options	-	-	(996,071)	-	(996,071)
Loss for the year	-	-	-	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Issued for (Note 6):
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828		-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the period	-	-	7,097,948	-	7,097,948
Less: fair market value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

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

These financial statements have been prepared using Canadian generally accepted accounting principles (GAAP) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	BASIS OF PRESENTATION

New Canadian Accounting Pronouncements

Goodwill and Intangible Assets

The CICA has issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements. Adoption of this standard will result in the withdrawal of Emerging Issues Committee (“EIC”) 27.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard will become effective for the Company beginning on May 1, 2008. The Company is reviewing this standard and has not yet determined the impact, if any, on its financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…) Significant accounting policies (cont’d…)

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards will become effective for the Company beginning on May 1, 2008. The Company is currently evaluating the impact of this standard.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They will become effective for the company beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

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

Financial Instruments

The Company follows the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to- maturity investments and other financial liabilities which are measures at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…) Significant accounting policies (cont’d…)

Financial Instruments (cont’d...)

instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for normal sale normal purchase exemption and changes in fair value are recorded in other comprehensive income.

As s result of the adoption of these new standards, the Company has classified its cash and cash equivalents and marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon issuance of debt instruments or modification of a financial liability. Transaction costs are not deducted from the financial liability and are amortized using the effective interest method over the life of the related liability.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years	Straight-line

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…) Significant accounting policies (cont’d…)

Mineral properties (cont’d…)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction to share capital.

If a company has sufficient unused tax losses and deductions to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…) Significant accounting policies (cont’d…)

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

Reclassifications

Certain of the comparative figures for the prior year have been reclassified to conform with the presentation adopted in the current year.

3.	EQUIPMENT

	2008			2007

		Accumulated	Net		Accumulated	Net
Description	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture & fixtures	$190,014	$49,702	$140,312	$75,112	$14,625	$60,487
Computer & office equipment	109,065	42,410	66,655	67,014	13,843	53,171
Computer software	48,147	24,736	23,411	32,936	5,581	27,355
Exploration equipment	294,953	76,667	218,286	247,162	22,095	225,067
Leasehold improvements	69,986	10,767	59,219	-	-	-

	$712,165	$204,282	$507,883	$422,224	$56,144	$366,080

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES

	Uranium			Gold & VHMS
					Southern
			Stormy		Golden
		Otter &	Lake &		Promise
	Moran	Portage	Partridge	Golden	(Victoria	Sinbad
	Lake	Lake	River	Promise	Lake)	Claims	Total
Balance April 30, 2006	$2,812,617	$70,400	$-	$-	$1,024,022	$12,722	$3,919,761
Drilling and trenching	2,474,435	94,698	-	640,629	514,059	-	3,723,821
Geology	2,070,123	34,741	-	32,738	78,338	3,127	2,219,067
Geophysics	2,278,608	62,900	-	-	79,961	-	2,421,469
Administration	343,171	7,765	-	54,301	42,743	-	447,980
Technical analysis	432,758	8,261	-	17,336	40,189	-	498,544
Acquisition costs	710,000	276,750	-	110,400	223,500	-	1,320,650

Total for the year	8,309,095	485,115	-	855,404	978,790	3,127	10,631,531

Balance April 30, 2007	11,121,712	555,515	-	855,404	2,002,812	15,849	14,551,292

Drilling and
trenching	3,868,218	-	-	489,962	5,922	-	4,364,102
Geology	5,121,264	22,278	25,542	71,756	50,537	-	5,291,377
Geophysics	352,133	68,885	56,346	-	112,145	-	589,509
Administration	585,538	22,592	19,548	33,885	614	-	662,177
Technical analysis	649,455	2,362	1,268	-	5,575	-	658,660
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	695,000	279,000	145,000	87,800	67,500	-	1,274,300
Credits received	(150,000)	-	-	-	(72,619)	-	(222,619)
Write offs/sales	-	-	(247,704)	-	-	(15,849)	(263,553)

Total for the year	11,285,492	395,117	-	683,403	172,526	(15,849)	12,520,689

Balance April 30, 2008	$22,407,204	$950,632	$-	$1,538,807	$2,175,338	$-	$27,071,981

Cumulative totals as at April 30, 2008:

Drilling and trenching	$6,665,659	$94,698	$-	$1,130,591	$570,987	$-	$8,461,935
Geology	9,863,113	57,419	25,542	104,494	499,120	11,724	10,561,411
Geophysics	1,626,768	131,785	56,346	-	437,513	-	2,252,413
Administration	1,337,223	30,357	19,548	88,186	105,014	-	1,580,328
Technical analysis	1,211,858	10,623	1,268	17,336	231,620	-	1,472,705
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	1,955,000	625,750	145,000	198,200	423,000	4,125	3,351,075
Credits received	(416,300)	-	-	-	(94,769)	-	(511,069)
Write offs/sales	-	-	(247,704)	-	-	(15,849)	(263,553)

Balance April 30, 2008	$22,407,204	$950,632	$-	$1,538,807	$2,175,338	$-	$27,071,981

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada. The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,350,000 common shares, made cash payments totaling $425,000 and spent more than the required minimum $3,000,000 on project expenditures. The Company must issue another 250,000 common shares and make a cash payment of $150,000, both on or before November 10, 2008, and complete a bankable feasibility study within 24 months of meeting these obligations in order to fully exercise the option.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central mineral Belt of Labrador.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $90,000 and spent more than the required minimum $600,000 on project expenditures. To complete the exercise of the option, the Company must make a cash payment of $50,000 by December 2, 2008.

Stormy Lake/Partridge River Property

The Company entered into an agreement on May 1, 2007, to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador. In April 2008, the Company elected to terminate this option and as a result, the Company has no further obligations and the related mineral property costs of $247,704 were written-off in the last quarter of 2008.

Golden Promise Property

Pursuant to an agreement dated May 2, 2006, as amended April 18, 2008, the Company acquired an option to earn a 60% interest in the Golden Promise Property, a gold project located in Newfoundland, Canada. To date, the Company has issued 40,000 common shares, made cash payments totalling $100,000 and spent $1,334,000 on project expenditures. To complete the exercise of the option, the Company must issue 20,000 shares by May 1, 2008 (issued subsequent to April 30, 2008), issue another 20,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Sinbad Claims

The Sinbad claims are located in Emery, Nevada, U.S.A. and were acquired in January 2006 at a cost of $4,125. Subsequently, the Company incurred geology costs totalling $11,724. During the year ended April 30, 2008, the Sinbad claims were sold to Target Exploration & Mining Corp., a company with at least one director in common, in consideration for cash of $31,698 and a 2% net smelter return royalty.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

5.	FUTURE RECLAMATION COSTS

	2008	2007	2006

Asset retirement obligation – beginning balance	$-	$-	$-
Liability incurred	166,736	-	-
Accretion expense	5,502	-	-

Asset retirement obligation – ending balance	$172,238	$-	$-

The Company has a legal obligation associated with its Moran Lake mineral property for cleanup costs when work programs are completed.

The total undiscounted amount of estimated cash flows required to settle the obligations is $175,400, which was adjusted for inflation at the rate of 2% and then discounted at 8%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

During the year ended April 30, 2008, shares were issued as follows:

•

the Company completed a bought deal offering with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering. The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009. Each Underwriters’ warrant entitles the Underwriter to acquire one common share unit of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

•

20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

• 114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

•

1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681. An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

• 399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Share issuances (cont’d…)

During the year ended April 30, 2007, shares were issued as follows:

•

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

•

2,672,764 shares pursuant to the exercise of stock options for gross proceeds of $1,404,075. An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

• 8,947,888 shares pursuant to the exercise of shareholder and agent warrants for total gross proceeds of $10,814,967.

•

490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

During the year ended April 30, 2006, shares were issued as follows:

•

on November 3, 2005 the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one- half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit was composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitled the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years.

•

100,000 common shares valued at $0.82 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

•

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Share issuances (cont’d…)

•

245,918 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

•

1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

Escrow shares

During the year ended April 30, 2008, 140,625 shares were released from escrow; leaving nil shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Warrants

The following is a summary of warrants outstanding at April 30, 2008, 2007 and 2006 and changes during the years then ended.

	April 30, 2008		April 30, 2007		April 30, 2006

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of Warrants	Exercise Price	of Warrants	Exercise Price	of Warrants	Exercise Price

Outstanding, beginning of the year	399,883	$1.25	9,240,951	$1.22	7,152,221	$0.55
Private placement/Issuance	8,694,500	1.76	106,820	0.75	6,690,120	1.38
Exercised	(399,883)	1.25	(8,947,888)	1.14	(4,601,390)	0.45
Outstanding, end of the year	8,694,500	1.76	399,883	1.25	9,240,951	1.22

Stock options

The Company has a stock option plan whereby it may grant options to directors, employees, consultants and certain other service providers. Options are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Stock options (cont’d…)

The following is a summary of stock options outstanding at April 30, 2008, 2007 and 2006 and changes during the years then ended.

	April 30, 2008		April 30, 2007		April 30, 2006

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of options	Price	of options	Price	of options	Price

Outstanding, beginning of year	8,981,984	$1.62	6,364,748	$0.68	4,774,622	$0.34
Exercised	(1,288,984)	0.59	(2,672,764)	0.53	(2,363,874)	0.48
Cancelled or expired	(1,100,000)	2.23	(700,000)	0.84	(393,750)	0.33
Granted	3,000,000	1.76	5,990,000	2.04	4,347,750	0.91

Outstanding, end of year	9,593,000	$1.71	8,981,984	$1.62	6,364,748	$0.68

Currently exercisable	5,579,250	$1.53

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the year ended April 30, 2008 totaled $7,097,948. The weighted average fair value of options granted in the year was $1.76 (April 30, 2007 - $2.04), (April 30, 2006 - $0.91)

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	April 30, 2008	April 30, 2007	April 30,2006

Risk-free interest rate	3.06%	3.79%	3.70%
Expected life of options	5 years	5 years	5 years
Annualized volatility	154%	239%	140%
Dividend rate	0%	0%	0%

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

	(a)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 6).

	(b)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 6).

	(c)	included in accounts payable was $1,018,647 related to mineral property costs.

	(d)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

	(a)	the Company recognized fair market value of $996,071 in respect of stock options and agent’s warrants exercised (Note 6).

	(b)	the Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6).

	(c)	included in accounts payable was $810,505 related to mineral property costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

	(a)	the Company recognized fair market value of $754,112 in respect of stock options and agent’s warrants exercised (Note 6).

	(b)	the Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 6).

	(c)	the Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with a private placement (Note 6).

	(d)	included in mineral property costs at April 30, 2006 is $86,315 incurred through accounts payable and accrued liabilities.

8.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•

charged management fees of $20,000 (2007: $40,000, 2006 - $12,000) and sold the Sinbad claims for a gain of $15,849 (2007: $Nil) to another public company with directors in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at April 30, 2008 is an amount of $75,407 (April 30, 2007: $Nil) owing from this company.

	•	incurred management fees of $15,000 (2007 – $50,000, 2006 - $225,000) to a director.

	•	incurred management fees of $56,250 (2007 – $Nil, 2006 - $Nil) to a private company controlled by an officer.

	•	incurred independent directors’ fees of $108,500 (2007 - $60,500, 2006 - $63,000).

	•	during the year ended April 30, 2008, the Company incurred accounting fees of $Nil (2007 – $Nil, 2006 $58,529) to a private company controlled by a former director.

•

incurred legal fees of $122,577 (2007 – $25,882, 2006 - $70,907) to a law firm of which a director is a partner. $102,184 was included in share capital, in relation to issue costs for the April 2008 private placement. At April 30, 2008, $106,961(April 30, 2007 - $Nil) was owed to this party.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS (cont’d...)

•

incurred geological consulting fees of $15,600 (2007 – $33,075, 2006 - $40,701) to a private company owned by a director, which are included in mineral property costs. Included in payables and accrued liabilities as at April 30, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

•

entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private company that has a director in common. Office rent of $45,660 (2007: $Nil) was paid to this company during the year.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Loss before income tax recovery	(12,933,204)	$(5,533,011)	$(3,683,593)

Expected income tax recovery at statutory rates	$(4,299,902)	$(1,961,735)	$(1,388,715)
Non-taxable items	3,942,847	1,965,026	1,095,317
Non-capital loss and resource expenditure benefits	357,055	(3,291)	(1,214,722)
unrecognized (recognized)

Total income taxes (recovery)	$-	$-	$(1,508,120)

The significant components of the Company's future tax assets are as follows:

	2008	2007	2006

Future tax assets:
Loss carry forwards	$822,869	$606,851	$1,049,668
Marketable Securities	334,969	11,033	-
Equipment	55,156	17,405	4,622
Share Issuance Costs	373,537	243,054	419,880
Mineral property and related exploration expenditures	1,425,338	917,927	(197,576)

	3,011,869	1,796,270	1,276,594

Less: valuation allowances	(3,011,869)	(1,796,270)	(1,276,594)

Net future tax assets	$-	$-	$-

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

10.	SUBSEQUENT EVENTS

Subsequent to April 30, 2008, the Company:

• granted stock options to purchase 250,000 shares at $0.88 per share on or before May 23, 2013 and 50,000 stock options were cancelled.

• issued 20,000 common shares in relation to the Golden Promise option agreement.

• cancelled 2,500,000 stock options originally granted to insiders of the Company. On the same day, 2,850,000 stock options originally granted to non-insiders at $1.00 or higher were repriced to $0.87.

•

entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the CMB of Labrador. As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000. Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

•

announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010.

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables, accrued liabilities and related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12.	COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and St. John’s. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

13.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America. All of the Company’s mineral properties and equipment are in Canada.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2008			2007
	Balance,	Adjustments	Balance,	Balance,	Adjustments	Balance,
	Canadian		US	Canadian		US
	GAAP		GAAP	GAAP		GAAP
Assets:
Current assets	$14,690,398	$-	$14,690,398	$16,747,171	$-	$16,747,171
Equipment	507,883	-	507,883	366,080	-	366,080
Mineral properties	27,071,981	23,870,031	3,201,950	14,551,292	(12,474,517)	2,076,775

Total assets	$42,270,262	$23,870,031	$18,400,231	$31,664,543	$(12,474,517)	$19,190,026

Liabilities
Current liabilities	$1,302,566	$-	$1,302,566	$1,356,467	$-	$1,356,467
Future reclamation costs	172,238	-	172,238	-	-	-
Flow-through share
liability	-	536,250	536,250	-	-	-
Shareholders’ equity
Capital stock	60,948,053	(536,250)	60,411,803	44,135,660	-	44,135,660
Contributed surplus	10,496,726	-	10,496,726	3,888,533	-	3,888,533
Deficit	(30,649,321)	(23,870,031)	(54,519,352)	(17,716,117)	(12,474,517)	(30,190,634)

Total liabilities and
shareholders’ equity	$42,270,262	$(23,870,031)	$18,400,231	$31,664,543	$(12,474,517)	$19,190,026

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2008	2007	2006

Loss for the year under Canadian GAAP	$(12,933,204)	$(5,533,011)	$(2,175,473)
Adjustments:
Mineral property expenditures incurred during the		(9,310,881)	(2,508,260)
year	(11,262,238)
Mineral properties written off during the year	-	-	1,325,707
Flow-through share premium (discount) paid in
excess of (below) market value	-	-	491,714
Future income tax recovery	-	-	(1,508,120)
Loss under US GAAP	$(24,195,442)	$(14,843,892)	$(4,374,432)

Weighted average number of common shares
outstanding under US GAAP	72,997,081	62,293,444	46,983,232

Loss per share under US GAAP	$(0.33)	$(0.24)	$(0.09)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2007	2006

Net cash flows from operating activities
Under Canadian GAAP	$(5,501,079)	$(3,798,445)	$(1,950,263)
Mineral properties	(10,076,855)	(8,238,406)	(2,421,945)
Net cash used in operating activities under US GAAP	(15,577,934)	(12,036,851)	(4,372,208)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	15,310,838	12,926,385	13,834,710

Net cash flows used in investing activities
Under Canadian GAAP	(10,845,302)	(8,764,499)	(2,683,178)
Mineral properties	10,076,855	8,238,406	2,421,945

Net cash used in investing activities under US GAAP	(768,447)	(526,093)	(261,233)

Net increase in cash and cash equivalents during the year	(1,035,543)	363,441	9,201,269

Cash and cash equivalents, beginning the year	14,311,417	13,947,976	4,746,707

Cash and cash equivalents, end of year	$13,275,874	$14,311,417	$13,947,976

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

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

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under USGAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2008, the Company issued 3,575,000 flow-through shares for total proceeds of $5,005,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $536,250 has been recorded for the expended cash on qualifying expenditures and a flow- through share liability of $536,250 was recorded for the unexpended amount as of April 30, 2008. During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2008, 2007 and 2006 were 72,997,081, 62,293,444, and 46,983,232, respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

Effective May 1, 2007, the Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. Additionally, FIN No. 48 provides guidance on de- recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN No. 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold.

The adoption of FIN No. 48 did not have a cumulative effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued a final Staff Position to allow filers to defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB Staff Position ("FSP") does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 155 ('SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (revised—2007) ("SFAS No. 141(R)"). SFAS No. 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. SFAS No. 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS No. 160"). The Statement requires that noncontrolling interests be reported as stockholders equity, a change that will affect the Company's financial statement presentation of minority interests in its consolidated subsidiaries. The Statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. The statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 160 and does not expect this statement to have a material impact on its financial position and results of operations.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2008
(Expressed in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards (cont’d…)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 and does not expect this statement to have a material impact on its financial position and results of operations.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19.	EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966.
1.2(1)	Memorandum dated August 31, 1966.
1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967
1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975.
1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994.
1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994.
1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999.
1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004.
1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004.
1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004.
1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005.

1.12(1)	New Articles - 2004
2.1(1)	Specimen Common Share certificate.
2.2(1)	Sample of Warrant Terms and Conditions.
4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)
4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)
4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)
4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp., dated May 1, 2006.
4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.
4.6(5)	Stock Option Plan dated July 9, 2007.
4.7(3)	Sample Stock Option Grant Agreement.
4.8(3)	Agreement with Triassic Properties Limited regarding Otter and Portage Lake, dated December 2, 2005.
4.9(5)	Independent Consulting Services Agreement with Douglas R. Brett, Inc. and Douglas R. Brett dated August 1, 2007.
4.10(6)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008.
4.11	Purchase and Sale Agreement dated June 4, 2008 with Gemini and Paragon;
4.12	Employment Agreement with Paul Hosford dated January 21, 2008;
4.13	Underwriting Agreement with Canaccord Capital Corporation and Thomas Weisel Partners Canada Inc. dated March 26, 2008.
4.14	Warrant Indenture dated April 4, 2008 with Computershare Trust Company of Canada.
11.1(4)	Code of Ethics
12.1	Section 302 CEO Certification
12.2	Section 302 CFO Certification
13.1	Section 906 CEO Certification
13.2	Section 906 CFO Certification

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.

(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Report on Form 6-K filed February 1, 2007.
(5)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2007.
(6)	Filed as an exhibit to our Form 6K filed April 16, 2008.

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

Tuff means hard volcanic rock composed of compacted volcanic ash.

UTM grid means Universal Transverse Mercator grid.

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
Chief Executive Officer

Date: July 25, 2008