Form 20-F/A
period 2008-04-30
CROSSHAIR EXPLORATION & MINING CORP
filed 2008-10-14
CIK 1287121

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
Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	American Stock Exchange

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
[ ] Yes [ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes [ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ] Yes [ ] No

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
[ x ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [ x ] No

Index to Exhibits on Page 4

EXPLANATORY NOTE

Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 20-F. This Amendment No. 1 on Form 20-F (the “Amendment”) hereby amends Crosshair’s annual report on Form 20-F for the fiscal year ended April 30, 2008, as originally filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2008 (the “Original Filing”). At the time of the Original Filing, management had been unable to complete its assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008 as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. As a result, the Company’s independent registered public accounting firm was unable to complete its audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, and was unable to attest to management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008. This Amendment is being filed to address these two items, which have now been completed, and correct the previously deficient filing. Because the Company must re-file the reports of its auditors, it must refile its financial statements for the fiscal year ended Apri 30, 2008, and also update the subsequent event note to the Company’s financial statements to reflect changes that have occurred since the Original Filing. Otherwise, this Amendment does not reflect events occurring after the filing of the Original Filing and should not be viewed as updating any other information contained therein. Except as described above, no other changes have been made to the Original Filing.

PART II

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by the Company’s Chief Executive Officer and Chief Financial Officer. Based upon the evaluation, and notwithstanding the fact that management determined that there were material weaknesses with respect to the Company’s internal control over financial reporting, the Company’s Chief Executive Officer and Chief Financial Officer have concluded as of the end of the period covered by this report that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Management determined that the material weaknesses in internal control over financial reporting regarding controls at the entity level, information technology systems, stock-based compensation calculations, and income tax accounting did not arise from ineffectiveness of the Company’s disclosure controls and procedures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control

1

over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, based on the control criteria established in a report entitled Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). That framework defines a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Control Environment. In addition to management’s inability to complete its assessment of internal control over financial reporting in a timely manner the Company did not maintain an effective control environment based on the criteria established in the COSO framework. Controls were not effective primarily due to a lack of formalized policies and procedures, lack of controls over the expenditure cycle, lack of controls to monitor operating results, lack of formalized accounting approval and review procedures and a lack of a compliance and internal control function. Based on such evaluation, the Company has concluded that its internal control over financial reporting was not effective and contained material weaknesses as of April 30, 2008. Management has identified the following control deficiencies, each of which represents a material weakness in the Company’s internal control over financial reporting as of April 2008:

  Inadequate and ineffective information technology controls are noted along with a lack of information technology policies and procedures that relate to program changes, computer and application operations, access, security, and disaster recovery plans may not ensure the proper operation of information systems surrounding financial reporting;

  Inadequate controls were noted related to the stock-based compensation calculations that could lead to stock-based compensation not being appropriately valued or the inaccuracy in compensation expenses or compensation expenses being recorded in the incorrect period; and

  Inadequate controls were noted related to the accounting for income tax as a result of aggregate deficiencies including but not limited to no formalized process, review procedures and documentation.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008 has been audited by Davidson & Company LLP, an independent registered public accounting firm that has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008. The Auditors Report is included in the Company’s financial statements attached hereto.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting

Management has reported to the Audit Committee the identification of the material weaknesses and significant deficiencies identified in its assessment. Key elements of the remediation effort include, but are not limited to the following initiatives:

  Adopting and implementing common policies, procedures and controls, and communicating roles and responsibilities to all personnel involved in and having an impact on the financial reporting function;

2

  Providing the necessary training to personnel; building internal control knowledge; defining user-access rights to the Company’s accounting systems; developing and formalizing policies and procedures; formalizing approval, review and reporting protocols; and enhancing the Company’s information systems and lines of communications;

  Management effecting changes in its stock administration process to improve controls relating to the accuracy and completeness of stock-based compensation calculations, estimates and judgment exercised. Sufficient safeguards being implemented to enhance coordination and communication among legal, finance and human resource functions along with appropriate review procedures of stock-related transactions and calculations;

  Management formalizing effective information technology policies and procedures, which will address financial reporting risks associated with the information technology function including but not limited to: taking immediate steps to increase the security of the Company’s network and initiating a disaster recovery plan; and establishing a strong and effective control environment by implementing sound information technology security practices throughout the Company; and

  Management taking steps to improve those controls related to accounting for income tax including the formalization of processes, procedures and documentation standards including adequate levels of review relating to income tax provisions.

Mark J. Morabito, Chief Executive Officer
Joseph Miller, Chief Financial Officer

Changes in Internal Control over Financial Reporting

Other than the issues and remediation discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the Company’s case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Reports dated October 1, 2008

Balance Sheet at April 30, 2008 and 2007

Statement of Operations for the years ended April 30, 2008, 2007 and 2006

Statement of Cash Flows for the years ended April 30, 2008, 2007 and 2006

Notes to the Financial Statements for the year ended April 30, 2008

ITEM 18. FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

3

ITEM 19. EXHIBITS

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

4

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

APRIL 30, 2008

(Expressed in Canadian Dollars)

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: investor@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

CXX: TSX   CXZ: AMEX

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 1, 2008 expressed an adverse opinion of the Company’s internal control over financial reporting because of material weaknesses.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 1, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Crosshair Exploration & Mining Corp.

We have audited Crosshair Exploration & Mining Corp.’s (the “Company”) internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management determined the controls around information technology systems and processes relating to security, unauthorized access and disaster recovery were not effective. Management determined that controls over accounting for income taxes, including review procedures and documentation, were not effective. Management also determined that controls over accounting for stock-based compensation, including the calculation and timing of stock-based compensation expense, were not effective. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements as of and for the year ended April 30, 2008 of the Company, and this report does not affect our report on those financial statements.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of April 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Company as of April 30, 2008 and 2007and the related statements of operations and shareholders’ equity and cash flows for the years ended April 30, 2008, 2007 and 2006 and our report dated October 1, 2008 expressed an unqualified opinion on those financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 1, 2008

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

incurred independent directors’ fees of $108,500 (2007 - $60,500, 2006 - $63,000).

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

Subsequent to April 30, 2008, the Company:

granted stock options to purchase the following number of shares:

> 250,000 at $0.88 per share on or before May 23, 2013

> 150,000 at $0.50 per share on or before August 1, 2013

> 2,500,000 at $0.27 per share on or before September 15, 2013 cancelled 300,000 stock options.

cancelled 2,350,000 stock options originally granted to insiders of the Company.

2,850,000 stock options originally granted to non-insiders at $1.00 or higher were repriced to $0.87.

20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued $170,000, were issued for acquisition costs associated with the Moran Lake Property.

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest in its joint venture project with Silver Spruce Resources in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011. The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days. Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008. Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants. Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders. $25,050 of legal costs were also incurred in relation to this acquisition. Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000. Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit. Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

On September 15, 2008, the Company’s shareholders approved the proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010.

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

Date: October 14, 2008