Form 20-F
period 2009-04-30
CROSSHAIR EXPLORATION & MINING CORP
filed 2009-06-26
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2009

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
Mark Morabito, Phone: (604) 681-8030, mark@crosshairexploration.com Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, without par value	NYSE Amex Equities

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  112,184,313

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-K (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☑ No

Index to Exhibits on Page 65

CROSSHAIR EXPLORATION & MINING CORP.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

i

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in our disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on December 11, 2005. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” under applicable securities laws.  Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” or “should,” or be taken or occur, or other similar expressions. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:

•	the risks associated with outstanding litigation, if any;

•	risks associated with project development;

•	the need for additional financing;

•
operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

•	fluctuations in metal prices;

•	title matters;

•	environmental liability claims and insurance;

•	reliance on key personnel;

•	the potential for conflicts of interest among certain officers, directors or promoters with certain other projects;

•	the absence of dividends;

•	currency fluctuations;

•	competition;

•	dilution;

•	the volatility of our common share price and volume;

•	tax consequences to U.S. shareholders;

•	risks related to us being subject to the penny stock rules;

•	risks related to us being a foreign private issuer; and

•	risks related to us possibly being a passive foreign investment company.

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

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2009, 2008, 2007, 2006 and 2005 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

	For the Year Ended April 30,
	2009	2008	2007	2006	2005

CANADIAN GAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(20,724,237)	$(12,933,204)	$(5,533,011)	$(2,175,473)	$(645,386)
Basic Income (Loss) Per Share	$(0.22)	$(0.18)	$(0.09)	$(0.05)	$(0.03)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)	93,584,687	72,997,081	62,434,069	47,264,482	24,677,131
Period-end Shares (#)	112,184,313	84,595,825	70,912,072	58,356,045	37,610,540
Working Capital	$2,641,169	$13,272,006	$15,390,704	$14,093,821	$4,512,628
Mineral Properties	$29,336,828	$27,071,981	$14,551,292	$3,919,761	$2,483,805
Long-Term Debt	--	--	--	--	--
Capital Stock	$67,793,186	$60,948,053	$44,135,660	$29,135,054	$16,399,309
Shareholders’ Equity	$31,849,308	$40,795,458	$30,308,076	$18,139,951	$6,998,171
Total Assets	$33,365,659	$42,270,262	$31,664,543	$18,366,392	$7,310,943
US GAAP 1 2 3 4 5
Net Income (Loss)	$(16,296,230)	$(24,195,442)	$(14,843,892)	$(4,374,432)	$(2,472,312)
Loss Per Share	$(0.17)	$(0.33)	$(0.24)	$(0.09)	$(0.10)
Mineral Properties	$10,690,539	$3,201,950	$2,076,775	$756,125	$609,824
Shareholders’ Equity	$13,172,334	$16,389,177	$17,833,559	$14,574,769	$5,030,930
Total Assets	$14,719,370	$18,400,231	$19,190,026	$15,202,756	$5,436,962

[1]	The cumulative net loss under US GAAP at April 30, 2009 is approximately $71 million.
[2]	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
[3]	Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.
[4]
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

[5]
Under both Canadian and US GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  Under US GAAP, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions.

Exchange Rates

The following table sets forth the high and low rates of exchange for the Canadian Dollar for each month during the previous six months. The table also sets forth the average exchange rates for the Canadian Dollar for the five most recent fiscal years ended April 30th.  The yearly average rate means the average of the exchange rates based on the daily rates during each fiscal period.

For purposes of this table, the rates of exchange are those quoted by the Bank of Canada.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.

Period	High (1)	Low (1)
May 2009	1.1954	1.0898
April 2009	1.2707	1.1875
March 2009	1.3066	1.2192
February 2009	1.2731	1.2160
January 2009	1.2765	1.1761
December 2008	1.3008	1.1872

Average (2)
Fiscal year ended April 30, 2009	1.1501
Fiscal year ended April 30, 2008	1.0175
Fiscal year ended April 30, 2007	1.1341
Fiscal year ended April 30, 2006	1.1779
Fiscal year ended April 30, 2005	1. 2637

The exchange rate was $1.1324 on June 15, 2009.

(1)	Means the intra-day high/low rate during the period.

(2)	Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

We are subject to a number of risks due to the nature of our business, including our present exploration state.  The following describes the material risks that could affect us.

There has been significant economic uncertainty since the second half of 2008 and it has affected the Company’s operations.

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macroeconomic events have negatively affected the mining and minerals sectors in general. The Company’s market capitalization has been significantly reduced. Although these circumstances will likely improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plan going forward will be negative. As a result, the Company will consider its plans and options carefully in fiscal 2010.

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

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties in Labrador, the Golden Promise, South Golden Promise and Victoria Lake properties in Newfoundland and the Sinbad, Bootheel and Buckpoint properties located in the United States. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

The Nunatsiavut moratorium may adversely affect our ability to raise capital

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  As the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, such moratorium is not expected to materially affect the Company’s operations or prospects.  However, the moratorium may have an adverse impact on neighbouring projects and may negatively impact market sentiment towards uranium activity in the area, making it more difficult for us to raise the capital required for the development of our projects.

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

We may be subject to additional costs for land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with our properties.  Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine.  Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities.  Such costs may have a material adverse impact upon our financial condition and results of operations.

The inability to obtain necessary permits would adversely affect our ability to operate our business

We may not receive the necessary permits or receive them on acceptable terms, if at all, in order to conduct further exploration and to develop our properties.  The failure to obtain such permits, or delays in obtaining such permits, could adversely affect our operations.

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

We will require additional capital for our mining operations

The development and exploration of our mining properties will require substantial additional financing.  Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on our properties or even a loss of property interest. There can be no assurance that additional capital will be available when needed or that, if available, the terms of financing such capital will be acceptable to us.  In addition, any future financing may be dilutive to our existing shareholders.

Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable

Uranium prices received, if any, could be such that our properties cannot be mined at a profit.  The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals.  The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond our control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of  substitutes, inventory levels and carrying charges.  With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production.  Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from our properties to be impracticable.  Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties.  Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economically viable.

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

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future

No dividends on our common shares have been paid to date and we have no earnings. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business.  Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

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

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2009, according to U.S. GAAP, is approximately $71 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

As of June 15, 2009 we had 12,915,000 share purchase options, 694,500 share purchase units (each unit consisting of one share and one share purchase warrant) and 18,477,800 share purchase warrants  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 112,184,313 to 144,271,613.  This represents an increase of 28.60% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other shareholders may be diluted. As of June 15, 2009, there were 12,915,000 share purchase options outstanding, which, if exercised, would result in an additional 12,915,000 common shares being issued.

If we become subject to the SEC’s penny stock rules, the risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

If we do not maintain the NYSE Amex Equities (“NYSE Amex”) listing for our common shares or a listing of our common stock on another national securities exchange in the United States, and if the trading price of our common shares is less than US $5.00 per share, our common stock will become subject to the SEC’s “penny stock” rules as defined in Exchange Act Rule 3a51-1.  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US $5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

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

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)	where the U.S. court that rendered the judgment had no jurisdiction according to applicable Canadian law;

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

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Exchange Act which may result in shareholders having less complete and timely data

The submission of proxy and annual shareholder meeting information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data than if we were subject to the SEC’s domestic issuer rules.  The exemption from Section 16 rules regarding sales of common shares by our officers, directors and greater than 10% shareholders also may result in shareholders having less data.

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

In general, if we are or become a PFIC, any gain recognized on the sale of our common stock and any “excess distributions” (as specifically defined in the U.S. Internal Revenue Code of 1986) paid on the common stock must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common stock generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Litigation

On April 27, 2009, Crosshair commenced an action in British Columbia Supreme Court against Universal Uranium Ltd. (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two traunches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law; however, there can be no assurance of a favorable outcome.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

Introduction

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”) was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

 Our executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.crosshairexploration.com
Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, Chief Executive Officer.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol “CXX” on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now \NYSE Amex) with the trading symbol “CXZ.”  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange.

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

On March 31, 2009, Crosshair and Target Exploration and Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 Crosshair shares for each Target common share outstanding) with an estimated market value of approximately $2.6 million. In addition, each outstanding Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the exchange ratio of 1.2 Crosshair shares for each Target warrant or stock option exercised, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  As a result of the acquisition of Target, Crosshair now has an interest in both the Bootheel and Sinbad projects in Wyoming and Utah, USA respectively.

Property Acquisitions

Since the beginning of fiscal 2009, we have acquired the following properties:

Labrador

On July 29, 2008, the Company entered into an agreement with Universal to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources (“Silver Spruce”) in Labrador (the “CMB JV”) for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.

Also on July 29, 2008, Crosshair purchased, by way of private placement, 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months.

Newfoundland

Crosshair entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between Crosshair and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest. This agreement terminated the original property option earn-in agreement with Paragon, and Crosshair also abandoned the previously approved Plan of Arrangement with Gemini whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the Golden Promise, South Golden Promise and Victoria Lake properties into a separate publicly traded company to be known as Gemini.

Pursuant to the Golden Promise Option and Joint Venture Agreement, Crosshair issued 2,655,000 common shares with a market value of approximately $645,000 to Paragon to purchase the 60% interest in Golden Promise.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event

Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or revert to the 60% interest.

Wyoming, U.S.A.

On March 31, 2009, Crosshair acquired the Bootheel and Buck Point properties in Wyoming through a plan of arrangement with Target.  The Bootheel and Buck Point properties in Wyoming are currently owned by The Bootheel Project LLC and consist of 269 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches Inc. (“MJ Ranches”).  Under the Bootheel Project LLC Exploration, Development & Mine Operating Agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between Ur- Energy USA Inc. (“URE”), two of its subsidiaries, Target, now a wholly owned subsidiary of Crosshair, and 448018 Exploration, Inc. (“448018”), a wholly owned subsidiary of Target, we may earn a 75% interest in The Bootheel Project LLC, subject to certain royalties, by completing expenditures totaling US$3 million and issuing 125,000 common shares on or before June 7, 2011.

Under Agreements dated February 5, 2008 between MJ Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of the minerals located under four sections and the surface access rights to six sections.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale royalty tied to the sales price of uranium.

The Bootheel Project LLC now comprises a 100% mineral interest in 269 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

Utah, U.S.A.

On March 31, 2009, Crosshair acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target. Target originally acquired a 100% interest in certain uranium mining claims located in Emery County, Utah, known as the Sinbad property pursuant to a Purchase and Sale Agreement dated February 13, 2007 between Target and Crosshair. Under the terms of the Agreement, Target made a cash payment to Crosshair in the amount of $31,698 and granted to Crosshair a 2% net smelter royalty, half of which may be purchased by Target at any time for $1,000,000.

The Sinbad property is comprised of 62 mineral claims (approximately 1,280 acres) located in Emery County Utah, 20 miles southwest of Green River and less than one mile south of Interstate 70.  Target, through its wholly-owned subsidiary 448101, acquired an additional 604 acres adjoining the Sinbad property pursuant to a State Lease with the State of Utah dated March 1, 2007.

Property Terminations

Since the beginning of fiscal 2009, we have dropped a total of 80 claims from our 100% owned CMB Project in Labrador, after exploration failed to identify any high priority targets for follow up on those claims.  Upon a review of the existing data, we have also dropped a total of 672 claims from the land package acquired from Universal.

We also allowed a total of 70 claims on the South Golden Promise property to lapse after mechanical trenching to investigate a number of soil geochemistry anomalies failed to identify any bedrock mineralization.  A total of 50 claims on the Victoria Lake property have also been allowed to lapse.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2007	$10,631,531	(1)
Fiscal 2008	$12,784,242	(2)
Fiscal 2009	$16,264,847	(3)

(1)           These funds were spent as outlined below:

Expense ($)	CMB	Golden Promise	Other Claims
Drilling and trenching	$2,569133	$1,154,688	$--
Geology	2,104,864	111,076	3,127
Geophysics	2,341,508	79,961	--
Administration	350,936	97,044	--
Technical analysis	441,019	57,525	--
Acquisition costs	986,750	333,900	--
Credits received	--	--	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$3,868,218	$-	$-	$495,884	$-
Geology	5,169,084	--	--	122,293	--
Geophysics	477,364	--	--	112,145	--
Administration	627,678	--	--	34,499	--
Technical analysis	653,085	--	--	5,575	--
Future reclamation	163,884	--	--	2,852	--
Acquisition costs	1,119,000	--	--	155,300	--
JCEAP refunds received	(150,000)	--	--	(72,619)	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$464,663	$--	$--	$6,438	$--
Geology	2,964,458	29,750	48,741	19,790	--
Geophysics	3,903	27,057	--	3,745	--
Administration	241,485	1,451	19,962	19,346	--
Technical analysis	428,500	--	1,580	10,586	--
Future reclamation	26,394	44,854	--	--	--

Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796
JCEAP refunds received	(150,000)	--	--	--	--
Recovery – JV partner	--	(24,294)	--	--	--
Administration fees	--	(1,944)	--	--	--

We expect to incur capital expenditures of approximately $150,000 for fiscal year 2010.  Our capital expenditures have been financed through sales of our common shares.

4.B.           Business Overview

Historical Corporate Development

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals).  We do not have any producing mineral properties at this time.  Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.

We are currently focusing our exploration activities on the following properties:

Gold

•	South Golden Promise, Victoria Lake and Golden Promise properties located in Newfoundland, Canada.

Uranium

•	Central Mineral Belt properties located in Labrador, Canada.

•	CMB JV Property located in Labrador, Canada.

•	The Bootheel Project LLC located in Wyoming, U.S.A.

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

Crosshair is a corporation subject to the Business Corporations Act (British Columbia (BCBCA).  Crosshair owns 100% of the issued and outstanding shares in each of the following subsidiaries:

1.	Target Exploration and Mining Corp. (“Target”), a British Columbia Corporation.

a.	Target owns all of the issued and outstanding shares in 448018 Exploration Inc., a Nevada Corporation

i.
448018 Exploration Inc., has the contractual right to earn-in to a 75% interest in The Bootheel Project LLC, a Colorado limited liability corporation by spending a cumulative US $3,000,000 in qualifying exploration expenditures; and issuing 125,000 common shares on or before June 7, 2011.  The Bootheel Project LLC, is owned by Ur-Energy Inc. (“URE”) until such time as 448018 Exploration Inc. achieves the US $3,000,000 in qualifying exploration expenditures; and issues 125,000 common shares on or before June 7, 2011.

2.	Gemini Metals Corp.

4.D.	Property, Plants and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in the Province of Newfoundland and Labrador, Canada and the States of Wyoming and Utah, U.S.A.  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 5,009 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006 and our current monthly rent is approximately $9,357. We had an office at Suite 301, 66 Kenmount Road, St. John’s, Newfoundland, Canada until May 31, 2009 when the office was closed due to current economic conditions and the company’s program to reduce monthly expenditures.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on From 20-F.  Further information about the Company’s mineral properties can be found in the following technical reports: (i) CMB property - Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008 (the “CMB Report”), prepared by Gary H. Giroux, P.Eng. MASc,. and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101; (ii) CMB JV – the Form 43-101 Technical Report on the CMBNW Property, Labrador, Canada dated June 22, 2009 (the “CMB JV Report”) written by David A. Ross, M.Sc., P. Geo of Scott Wilson Roscoe Postle Associates Inc., (iii) Bootheel – the Form 43-101 Technical Report on the Shirley Basin Uranium Properties, Wyoming, prepared for Target dated July 8, 2007 written by Thomas C. Pool, P.E. (the “Bootheel Report”), and (iv) – the Form 43-101 Technical Report on the Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, amended September 23, 2008, (the “GP Report”) written by Gary H. Giroux, P.Eng. MASc. and Larry R. Pilgrim, B.Sc., P.Geo.  A copy of these reports are available on SEDAR at www.sedar.com.

Newfoundland

Area Shown
500,000 mE
520,000 mE
540,000 mE
560,000 mE
580,000 mE
N
Millertown Junction
Badger
Red Cliff
Buchans
Millertown
Golden Promise
South Golden Promise
5,400,000 mN.
5,380,000 mN.
Wild Cove
Victoria Lake
5,360,000 mN
CROSSHAIR
Golden Promise, South Golden Promise and Victoria Lake Properties Location Map
Drawn: LP
NTS: 12A
Figure
Scale: 1:500,000
DATUM NAD83
Date: June 2009
Scale 1:500,000

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

Under the terms of an option agreement dated May 2, 2006, as amended April 18, 2008, with Paragon, we acquired an option to earn a 60% interest in the Golden Promise Property.  To date, we have issued 60,000 common shares, made cash payments totaling $100,000 and spent $1,334,000 on project expenditures.  To complete the exercise of the option, we were required to issue 20,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

Under the terms of a Purchase and Sale Agreement dated June 4, 2008 between Gemini Metals Corp. (“Gemini”), Crosshair and Paragon, our option agreement described above was terminated and Paragon’s interest in the Golden

Promise Property was to be contributed to Gemini in exchange for shares of Gemini.  Under the terms of this agreement, on closing of the proposed transaction, Gemini would hold 100% interest in the Golden Promise Property.  This agreement was terminated pursuant to the terms of Golden Promise Option and Joint Venture Agreement dated as of April 8, 2009 between Crosshair and Paragon as described below.

Crosshair entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between Crosshair and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest. This agreement terminated the original property option earn-in agreement with Paragon, and Crosshair also abandoned the previously approved Plan of Arrangement with Gemini whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the Golden Promise, South Golden Promise and Victoria Lake properties into a separate publicly traded company to be known as Gemini.

Pursuant to the Golden Promise Option and Joint Venture Agreement, Crosshair issued 2,655,000 common shares with a market value of approximately $645,000 to Paragon to purchase the 60% interest in Golden Promise.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or revert to the 60% interest.

The Golden Promise Property consists of five map-staked licenses located east, and northeast of Red Indian Lake in west central Newfoundland on National Topographic System (NTS) Map Sheets 12A/16 and 2D/13, part of the Grand Falls – Buchans Electoral District.    The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

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

The mineralization at Golden Promise consists of a series of sub-parallel gold-bearing quartz veins ranging up to 4 meters in true thickness. The veins are milky white, inclusion rich and locally bladed. Gold is hosted by the veins typically occurring within narrow intervals (20-30 cm) close to vein margins.  Fine grained arsenopyrite is the most common accessory mineral with lesser amounts of pyrite, galena, sphalerite and chalcopyrite (< 1%) occurring locally.

At least 5 zones of gold mineralization are known to occur at Golden Promise.  They include the Jaclyn Main, Jaclyn South, Jaclyn North, Christopher and Shawn’s Shot occurrences, of which the most important are the Jaclyn Main, Jaclyn South and Jaclyn North Zones.  The most significant mineralization occurs at the Jaclyn Main Zone, which has been defined by diamond drilling over a strike length of 800 meters and to a vertical depth of 265 meters. A total of 71 diamond drill holes (10,315 meters) have targeted the Jaclyn Main Zone, 68 of which have intersected it.  Significant intersections include GP02-01 which returned 16.57 grams per tonne gold over 2.55 meters, GP06-52 which returned 93.71 grams per tonne gold over 1.40 meters, GP07-91 which returned 43.83 grams per tonne gold over 1.45 meters, GP07-92 which returned 10.41 grams per tonne gold over 4.70 meters, and GP07-93 which returned 20.89 grams per tonne gold over 1.90 meters.  Drilling completed in August of 2006 intersected a new hangingwall zone of mineralization which returned 93.71 grams per tonne gold over 1.40 meters.

An NI 43-101 Technical Report titled Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, was completed by authors Gary H. Giroux, P.Eng. MASc. and Larry R. Pilgrim, B.Sc., P.Geo.  Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, and using a 1 gram per tonne gold cutoff, Gary H. Giroux calculated an inferred resource of 89,500 ounces of gold in the Jaclyn Main Zone contained within a total of 921,000 tonnes of rock averaging 3.02 grams per tonne gold.  The report was then amended by both authors on September 23, 2008 to include additions to the recommended work programs including a second phase work program on the Golden Promise Property of a bulk sample program, as well as further drilling and metallurgical work.

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

We optioned the Golden Promise property from Paragon on May 1, 2006 and embarked on a Phase 2 drilling program in June.   The Phase 2 program, completed in February 2007, included 5,488 meters of drilling in 29 holes on the Jaclyn Main, Jaclyn North and Jaclyn South Zones.  From June 2007 through December 2007 a 23 hole 3,926 meter drill program was completed in the Jaclyn area.  The focus of the drilling was the continued evaluation of the Jaclyn Main Zone (19 holes, 3,135 meter), and Jaclyn North Zone (4 holes, 790 meter).

Rubicon and subsequently Paragon have managed the Golden Promise exploration program since we optioned the property for which they have collected an 8% management fee.  Successive drilling programs to date have been successful in extending the known limits of the Jaclyn Zone to 800 meters along strike and to vertical depths of 265 meters.  The Zone remains open along strike and to depth.

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

South Golden Promise (and Victoria Lake) Property and Agreements

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

The South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 14,150 hectares in 566 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements.

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

Property Location

The South Golden Promise and Victoria Lake properties consist of two separate blocks of licences located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District.  The South Golden Promise property is underlain by similar geology to that of the Golden Promise property, which is contiguous and immediately northeast of the South Golden Promise claims.  The South Golden Promise agreement also includes the Victoria Lake claims, where exploration has focused on massive sulphide deposits as opposed to gold, which is the focus of exploration at Golden Promise and South Golden Promise.

Accessibility

The South Golden Promise claims are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 kilometers to the southwest of Badger, and from Grand Falls-Windsor, immediately east of the property. The Millertown – Lake Ambrose logging haulage road west southwest of Buchans Junction is the principal access road to the various claim blocks to the south and southwest.  The Exploits River, the provinces largest river system, crosses the northern portion of the property.  The Victoria Lake claim group, which is the most southwestern of the two claim blocks, is best accessed by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake.  Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

History

The northeastern portion of the property has received the least amount of previous exploration.  In fact, prior to the discovery of gold-bearing boulders at Golden Promise in 2002, most of the northern half of the property had received no previous exploration for gold.

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

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property.  The claims are considered highly prospective to host significant quantities of massive sulphides rich in copper, lead, zinc, gold and silver.  Noranda carried out numerous exploration programs over the past 25 years including diamond drilling.  Favourably altered volcanic rocks were encountered in several localities and suggest that massive sulphide bodies could exist on the claims.  Work by Paragon in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group.  Results include sulphide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.  The claims covering this gold showing were abandoned by us in 2009.

Property Geology

The South Golden Promise claims are underlain mainly by sedimentary and volcanic rocks of the Ordovician Victoria Lake Group which are in turn overlain by the Badger Group sedimentary rocks.  The Victoria Lake Group is dominated in the upper sections by fine grained sedimentary sequences, while the lower portions of the Group are dominated by mafic and felsic volcanic rocks with minor interbedded sedimentary rocks.  The Victoria Lake Group and Badger Group rocks are separated by a regionally important marker horizon of Caradocian shale.

The prominent structures on the property are a major syncline - anticline pair as traced by folds in the Caradocian shale. The folds are tight and upright with a gentle plunge to the northeast.  A penetrative foliation is commonly developed sub parallel to bedding.  Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

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

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 meters.  Further work including diamond drilling and trenching of soil geochemical anomalies is recommended for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us.  Favorably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  Further work including diamond drilling has been recommended.

The GP Report included recommendations for future work programs for Golden Promise, South Golden Promise and Victoria Lake properties.

Labrador—Central Mineral Belt

Area Shown
600,000 mE
630,000 mE
660,000 mE
690,000 mE
Postville
6,060,000 mN
6,030,000 mN
6,000,000 mN
Legend
CMB Property (100% Crosshair)
CMB JointVenture (60% Crosshair/40% Silver Spruce)
Inuit Settlement Area
Labrador Inuit Lands
Scale 1:1,000,000
CROSSHAIR
Central Mineral Belt Projects
CMB Property Locations
Labrador
Drawn: LP
NTS: 13K
Figure
Scale: 1:1,000,000
DATUM NAD27
Date: June 2009

CMB Property and Agreements

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

To date, we have issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures. On May 21, 2008, we entered into an agreement with Mr. Murphy whereby we received a three year extension on the requirement to complete the bankable feasibility study such that the study will be due on or before November 10, 2013. Additionally, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company.  The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings.  In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 225,000 common shares and pay an aggregate of $140,000.  Through April 30, 2009, we have spent $777,373 in exploration costs, issued 225,000 common shares and made cash payments of $140,000, thereby earning a 100% interest in these claims.

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

In the summer of 1977, a full exploration program was carried out on the C Zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 meters. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September.  In the winter of 1978, Shell completed a 17 hole, 1,542 meter drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization.  The following summer’s exploration program consisted of VLF-EM, magnetometer and altimeter surveys over the entire C Zone, with a 15 hole, 1,581 meter drill program to test the uraniferous zones.  Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake.  This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 meters to explore the unconformity and what became later known as Lower C Zone.

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

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to us in October of 2004.  In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, we invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at the Olympic Dam copper-uranium deposit in Australia.

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

Exploration work on the property by us has included line cutting, airborne and ground geophysical surveys, lake sediment sampling, till geochemical and alpha track surveys, biogeochemical surveys, prospecting, limited hand trenching, mechanical trenching, geological mapping and diamond drilling.  An airborne radiometric and magnetic survey totaling 7,312 line kilometers covering the entire property was carried out by Fugro Airborne Surveys in 2005.  A supplemental airborne survey totaling 675 kilometers covering several claims acquired subsequent to the 2005 survey was carried out by Fugro in 2006.  In 2007, a helicopter supported electromagnetic and magnetic (HeliGEOTEM) survey totaling approximately 4,500 line kilometers was carried out over two different blocks on the property.  The ground geophysical surveys include gravity, induced potential (IP), and horizontal loop EM (Max-Min) surveys.  Follow-up of targets identified from interpretation of the various data has resulted in the discovery of several new showings and target areas, some of which have been drill tested as well as others that are being advanced to the drill ready stage.

The CMB Report, an Independent NI 43-101 Technical Report prepared in accordance with the standards of NI 43-101 and the definitions of the CIM Standards, was commissioned in 2008 which included an updated resource estimate for the Upper and Lower C Zones based on drilling up to May 2008, as well as resource estimates for two new zones of uranium mineralization discovered by Crosshair, these being the Trout Pond (Area 1) and Armstrong zones.  The CMB Report reported total indicated resource for the Upper C Zone is 5.19 million pounds of U3O8 (6.92 million tonnes grading 0.034% U3O8). The Upper C Zone also contains additional resources in the inferred category which, when combined with the inferred resources in the Lower C Zone, Trout Pond and Armstrong zones total 5.83 million pounds of U3O8 (8.17 million tonnes grading 0.032% U3O8).  With the exception of the Lower C Zone, these estimates are reported at a block cut-off of 0.015% U3O8.  The cut-off grades are considered appropriate for the location and cost profile that can be expected for open pit mining.  In the case of the Lower C Zone, a cut-off grade of 0.035% U3O8 is used for reporting purposes, reflecting higher costs associated with underground mining.

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

Our 2008 winter drill program consisted of 55 holes totaling 12,198 meters.  Drilling was focused at Armstrong, which is believed to anchor the southern end of the same 4.5 kilometer long trend that hosts the C Zone to the north and Area 1 in the middle.  A total of 6,366 meters in 30 holes were drilled in this recently discovered zone, with highlights from ML-AR-26, which returned 0.20% U3O8 over 9.5 meters including 1.10% U3O8 over 1.6 meters.

The summer 2008 drill program consisted of 3,516 meters in 19 holes.  Eleven of the holes (2,035 meters) tested the C Zone, while 6 of the holes (1,276 meters) tested targets at Area 1 and two holes (205 meters) were drilled at Madsen Lake in the central portion of the CMB Property.

With our latest drilling, we have expanded the C Zone to a strike length of 1,500 meters, Area 1 to 600 meters and Armstrong to 300 meters.  All zones of mineralization are open for expansion, both along strike and to depth.

In December 2008, a previously unidentified zone of uranium mineralization, referred to as the “Apollo Zone” was discovered.  During the summer of 2008, follow-up prospecting of several anomalies identified in 2006 revealed significant uranium mineralization over a 500 meter strike length. The Apollo Zone returned grab samples assaying up to 0.50% U3O8 in outcrop and 0.20% U3O8 in local boulders. This new zone appears to lie along strike of the Boiteau Lake Showing (0.79% U3O8) announced by Bayswater Uranium Corp. in November 2008.  The Boiteau Lake Showing lies very close to the Crosshair/Bayswater property boundary and the trend is open along strike for the 7 kilometers between the showing and the Apollo Zone.  The Apollo Zone lies approximately 11 kilometers NE from the C Zone uranium resource and approximately 3 kilometers south of previously discovered Blue Star, where sampling by Crosshair in 2006 returned values of up to 1.37% U3O8 outcrop. To date on the Moran Lake property, we have completed 366 holes totaling over 65,000 meters.  One hundred and ninety-three holes have been drilled at the C Zone, 55 at Area 1, and 32 at Armstrong.  Several other areas have also been drill tested, including the B Zone, Moran Heights, Area 51, Croteau Lake, and Madsen Lake.  All programs have been helicopter supported producing BTW size drill core.

Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims.  The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits.  Michelin is an advanced uranium project located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8.  The Otter and Portage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity.  Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys were carried out in 2007.

      CMB-JV Property and Agreement

In July 2008, we acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Universal by paying CDN $500,000 and issuing 10,000,000 common shares and 7,500,000 warrants to Universal.  The claims were part of a property agreement between Universal and Silver Spruce, under which Universal had earned a 60% interest.  The claims are host to the Two Time deposit.

Property Description and Location

The CMB-JV Project comprises 2,759 map-staked claims in several separate claim blocks located roughly 150 kilometers north of the town of Happy Valley – Goose Bay, Labrador.  Approximately half of the claims are contiguous with Crosshair’s 100% owned claims located near Moran Lake, while most of the remaining claims are situated south and southeast of the coastal community of Postville on Kaipokok Bay.

Property Geology

The CMB-JV Project is situated within the Central Mineral Belt (CMB) of Labrador, a geological province comprising six Proterozoic sequences of volcanic, sedimentary and plutonic rocks ranging in age from about 2.0 to 1.3 billion years and include, from oldest to youngest, the Post Hill, Moran Lake, Aillik, Bruce River, Letitia Lake and Seal Lake Groups.  The CMB includes portions of 4 major tectonic provinces, these being the Nain, Makkovik and Grenville provinces, and the Hopedale Block of the Archean Nain Province.  The easternmost claims of the CMB-JV Project lie within the Makkovik Province, while the westernmost claims of the CMB-JV Project generally lie along the boundary between the Nain, Churchill and Grenville Province.

Exploration

Exploration by Silver Spruce and Universal includes an airborne magnetic radiometric survey over all the claims, as well as limited follow-up over most of the claims including geological mapping, prospecting and lake sediment sampling.  Exploration to date has focused on the claim blocks hosting the Two Time deposit, where work has been more extensive and includes line cutting, ground scintillometer surveying, soil, till, lake, and stream sediment sampling, ground radon (RadonEx) surveying, prospecting, trenching, geological mapping, and diamond drilling.

The most significant discovery to date on the CMB-JV claims has been the Two Time deposit, which was discovered as a result of follow-up of a high priority airborne radiometric anomaly.  The Two Time zone is hosted within brecciated and fractured granitic to dioritic intrusive rocks of the Kanairiktok Intrusive Suite characterized by hematite, carbonate, and chlorite alteration.  A number of other showings and prospects have also been discovered on the claim block, including the Firestone Showing, Doucette, HF, J, F, and W occurrences.

Drilling

The only drilling carried out on the CMB-JV Project has been on the ‘CMB-NW (Northwest)’ claim block, which is contiguous with the northern portion of Crosshair’s 100% owned CMB Project.  Diamond drilling carried out to date by Silver Spruce and Universal totals 11,196 meters in 44 holes.  Highlights include 0.118% U3O8 over 28.00 meters in hole CMB-07-06, 0.101% U3O8 over 33.00 meters in hole CMB-07-14, and 0.112% U3O8 over 19.00 meters in hole CMB-07-34.

Based on the drilling results, an NI 43-101 compliant indicated resource of 2.33 million pounds of U3O8 (1.82 million tonnes grading 0.058% U3O8) and additional inferred resource of 3.73 million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8) was estimated for the Two Time zone using a cut-off grade of 0.03% U3O8.  The resource estimate is disclosed in the CMB JV Report which was prepared in accordance with the standards of NI 43-101 and the definitions of the CIM Standards.  The Two Time zone remains open to depth and along strike to the south.

Wyoming –  Bootheel and Buck Point Properties

On March 31, 2009, we acquired the Bootheel and Buck Point Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target.

On June 7, 2007, Target, now a wholly owned Crosshair subsidiary, entered into an agreement to form the Bootheel Project, LLC with URE whereby Target may acquire a 75% participating interest in two uranium properties, the Bootheel and Buck Point properties located in the Shirley Basin, Albany County, Wyoming (the “Bootheel Project”) by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011.  All shares have been issued and US $2.63 million has been spent as of April 30, 2009.

Under Agreements dated February 5, 2008 between M J Ranches, and 448018 as manager, the Bootheel Project LLC leased MJ Ranches’ 75% ownership of the minerals located under four sections and the surface access rights to six sections adjacent to portions of the ground controlled by The Bootheel Project LLC.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is $252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

The Bootheel Project LLC now comprises a 100% mineral interest in 269 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

The following information on the Bootheel Project is summarized from the Bootheel Report, an Independent Technical Report compliant with NI 43-101.

Property Location

The Bootheel and Buck Point properties are located on the southeast edge of the Shirley Basin approximately 60 miles southeast of Casper, Wyoming.

Accessibility

The Shirley Basin properties are readily accessible year round by an extensive system of State and County gravel roads and dirt ranching roads, which extend from highways #30, #287 and #487 south and east of the town of Medicine Bow.  The Fetterman Road, an all season County maintained gravel road transects the Bootheel property.

History

Uranium was discovered in the Shirley Basin in 1955 by Teton Exploration Drilling Co., who found ore-grade material by drilling west of the Little Medicine Bow River in the western part of the Shirley Basin, 30 mi south of Casper.  In the summer of 1957, several thousand claims were staked over 150 square mi.  By the end of 1959, over 1,000,000 ft of drilling had been completed through the mineralized Wind River Formation, and into underlying pre-Tertiary rocks.  In 1959, Utah Mining Corp. later Utah Construction and Mining Co. (Utah) sank a shaft on their property and the first uranium was produced in March 1960, with ore shipped to the Lucky Mc mill in the Gas Hills area west of Casper.  Late in 1964, the company stopped underground mining and commenced an in-situ leach operation using sulphuric acid and ion exchange for recovery.  Production amounted to approximately 200,000 pounds of U3O8 per year through 1970 (Pool 2000).  In 1970, the ISR operation was replaced by a conventional mine and mill.

In July 1960, Petrotomics Co. (Petrotomics) commenced an open-pit operation in the same area and in 1962 a solvent extraction facility was built on the property.  A second pit commenced operation in 1966.  By late 1969, there were three operating mines in the Shirley Basin, those of Petrotomics and Utah, as well as Kerr McGee Corp. (Kerr-McGee) (Figure 4-1).

Total production from the Basin amounted to about 34 million lbs of uranium. The last mine closed in 1992 and most of the pits have been reclaimed.  Cogema Mining Inc. retains one pit, which is used for the disposal of low-level radioactive waste from the ISR operations in the Powder River Basin.

The Bootheel property was originally staked in 1958 by Kerr McGee Corp. Kerr McGee drilling (283 holes) discovered both shallow oxidized and deeper uranium mineralization in sandstones but dropped the property in 1962.  The company re-acquired the property in 1968, and again abandoned it.  Rocky Mountain Energy Corporation (Union Pacific Railroad) also conducted limited drilling in the early 1970s.  In 1977, Cherokee Exploration Inc. (Cherokee) obtained a land package, as well as the Kerr McGee database and formed an exploration and drilling participation agreement with Uranium Resources and Development Company (URADCO), a subsidiary of Pennsylvania Power and Light.  Drilling from 1978 to 1980 partly delineated both shallow and deep sandstone mineralization.  Drilling by Kerr McGee Corporation, Cherokee Exploration Inc. (“Cherokee”), URADCO and others intersected significant uranium mineralization in sandstones at depths ranging from 150 to 600 feet. Grades and thickness range from 2 feet at 0.12% U3O8 to 22.5 feet at 0.071% U3O8.

Dames & Moore estimated a historical resource included in a report dated 1980, for parts of the property.  Nuclear Assurance Corporation (NAC) completed a study in 1982 reporting the reserves and resources shown in Table 6-1.  As was industry standard for reporting in the 1980s, tonnages are not provided in the reports.  Reserves are reported using a minimum grade of 0.02% eU3O8 and a GT of 0.12 ft%.

TABLE 6-1 HISTORICAL RESOURCES
Classification	Age of Formation	Av. Thick. (ft)	Av grade (%eU3O8)	Av GT	Pounds eU3O8
Measured + Indicated Reserves	Jurassic	14.9	0.037	0.55	2,625,000
Measured + Indicated Resources	Tertiary	4.9	0.078	0.38	1,095,000
Inferred Resources	Jurassic	11.4	0.044	0.50	2,801,000
Geological Resources	Jurassic, Cretaceous.	Not reported	N R	N R	4,462,000
TOTAL					10,983,000

These resources are historical in nature and were compiled before the implementation of NI 43-101 reporting standards.  Readers are cautioned that recent independent verification of the data has not been performed and we have not completed sufficient exploration to verify the historical resource and reserve estimates.  The categories of mineralization used are not those prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101 but with the exception of the Geological Resources they would correspond to indicated or inferred resources under those guidelines.  We are not treating the historical estimates as NI 43-101 defined resources or reserves verified by a qualified person and the historical estimates should not be relied upon.

In 1995, Cherokee sold the project and database to Cameco Corp. (“Cameco”) who carried out limited drilling and evaluation of the in-situ recovery potential. Although the results were very favourable, Cameco abandoned the property in 1998 due to the low uranium price ($10 per pound). Total drilling on the property is estimated to be over 600,000 feet. The known uranium zone on the property remains open for expansion.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 the Bootheel Project LLC acquired additional data from Cameco Resources which covers the four fee sections under lease from MJ Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The Buck Point property was drilled in 1979 and 1980 by Cherokee and Mobil Oil Corp.   Mineralization has been found in at least six sandstone units over a 250 ft. interval, with grades up to 0.10% U3O8.  No further work has been carried out on the property since then.

.                      Property Geology

The Bootheel project is located at the south-eastern margin of the Shirley Basin, along the western flank of the Laramie Mountains.  Tertiary sediments occupy the entire surface area of the property and unconformably overlie a gently dipping, relatively undisturbed sequence of Paleozoic and Mesozoic sediments.  A moderate degree of block faulting and some gentle folding are the main structural features and mostly affect pre-Tertiary rocks.

Uranium mineralization occurs within seven different sandstone beds within the gently dipping Jurassic and Cretaceous stratigraphy and within the overlying Tertiary Wind River Formation.  Five horizons host significant mineralization and have the potential to host economic resources: 1) Jurassic Sundance Formation containing the Canyon Springs B and D Beds, 2) Cretaceous Dakota Sandstone, 3) Cretaceous Rusty Beds Sandstone, 4) Cretaceous Muddy Sandstone and 5) Tertiary Wind River Formation.  Three other Cretaceous horizons (Lakota Sandstone, Fuson Shale and Wall Sandstone) contain scattered weak mineralization, but are not considered exploration targets at this time.

Two major zones of mineralization are recognized within the Sundance Formation.  The main zone in Sections 36 and 1 stretches for over 7,000 ft in length and reaches widths of up to 400 ft and is described as a series of tabular zones.  In Sections 6 and 7 the mineralization shows the characteristic roll front shape with the main northeast –trending nose extending approximately 1,900 ft in length.  These zones vary from 2 to 60 ft in thickness, averaging from 0.017% to 0.216% eU3O8 occurring at depths of 158 to 585 ft.  Length of the individual bodies ranges from 300 to 1,300 ft.

Three Cretaceous sandstone units host uranium mineralization.  The Dakota Sandstone ranges from 4 to 47 ft thick and contains abundant pyrite and carbonaceous material.  Uranium mineralization ranging from 2 to 14 ft thick, grades from 0.026% to 0.23% eU3O8 and occurs from 163 to 325 ft below the surface.  The main zone is about 300 ft wide and 1,000 ft long.  The Rusty Beds range from 5 to 87 ft thick, and contain abundant pyrite and carbonaceous debris.  Mineralization is 2 to 18 ft thick, grades from 0.020% to 0.11% eU3O8 and occurs from 232 to 297 ft below the surface.  Mineralization occurs in three small zones, 300 to 400 ft in size.  The Muddy Sandstone is 18 to 45 ft thick and is the least well mineralized of the Cretaceous units, with only one zone, about 200 ft by 400 ft in dimension, drilled to date.  This zone ranges from 2 to 6 ft thick, grades from 0.145% to 0.157% eU3O8 and is relatively shallow at 138 to 149 ft below the surface.

Tertiary Wind River Formation mineralization is typically thin, high grade, meandering and somewhat laterally discontinuous.  The Wind River ranges from 25 to 270 ft thick, averaging 150 ft.  The mineralized zones are typically 2 to 24 ft thick, averaging 5 ft, from 0.016% to 0.520% eU3O8 and occur from 50 to 215 ft below the surface.  The two main zones are up to 700 ft in width and 1,670 ft in length.

Exploration and Development

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 feet in depth and totaling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.  Virtually all historic drill hole sites within the main resource zone were resurveyed.  Holes drilled within the existing historical resource areas are highlighted by:

•	0.055% e U3O8 over 51.0 feet in hole 06-3008

•	0.042% e U3O8 over 23.0 feet in hole 36-3000

•	0.132% e U3O8 over 4.0 feet and 0.068% eU3O8 over 14.5 feet in hole 06-3010

Holes drilled outside of the existing historic resource areas are highlighted by:

•	0.075% e U3O8 over 15.5 feet in hole 01-3069

•	0.050% e U3O8over 23.5 feet in hole 01-3070

•	0.052% e U3O8 over 13.5 feet in hole 01-3044

The final historic drill data set acquired from Cameco in January 2009 is currently being compiled by our geological team and will be combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008. This compilation will allow the company to complete an NI 43-101 resource estimate for the Bootheel Project by mid 2009.

In addition to the drilling program, the historic holes were relocated, limited ground radiometric and water sampling surveys were carried out.   On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

Utah

On March 31, 2009, Crosshair acquired the Sinbad Property in Utah, USA through the acquisition of Target via plan of arrangement.

Target originally acquired a 100% interest in certain uranium mining claims located in Emery County, Utah, known as the Sinbad property pursuant to a Purchase and Sale Agreement dated February 13, 2007 between Target and Crosshair. Under the terms of the Agreement, Target made a cash payment to Crosshair in the amount of $31,698 and granted Crosshair a 2% net smelter royalty, half of which may be purchased by Target at any time for $1,000,000.

The Sinbad property is comprised of 62 mineral claims (approximately 1,280 acres) located in Emery County Utah, 20 miles southwest of Green River and less than one mile south of Interstate 70.  Target acquired an additional 604 acres adjoining the Sinbad property pursuant to a State Lease with the State of Utah dated March 1, 2007.

The property is adjacent to the Sinbad Uranium Mine, a former producer that was shut down in 1982. An undetermined amount of uranium was mined via a decline to a depth of approximately 220 feet below the surface.

Based on company maps dated 1982, the Sinbad mine contains un-mined bodies of mineralization grading from 0.21% to 0.40% eU3O8 (equivalent U3O8 determined by gamma ray logging). Mineralization is hosted in the Chinle Formation sandstone which hosts numerous other uranium deposits in Utah. The United States Geological Survey reports that at least seven million pounds of U3O8 was produced from mines located within the San Rafael Swell, a geological district that includes the Sinbad property. Uranium mineralization occurs as tabular bodies at the base of the formation close to the unconformity with the underlying Moenkopi Formation.

Target has completed geological mapping and a radon gas survey over the Sinbad property. This work delineated several drill targets and a 15 hole, 3,300 foot drill program was completed in the fall of 2007. The drill program tested the projected extension of the Chinle Formation mineralized channels north-westward from the historic Sinbad Uranium Mine. The program also tested several of the radon anomalies.  High grade uranium was intercepted in multiple horizons as shown in the following drill highlights:

•	0.10% eU3O8 over 1.4 feet (194.5 feet -- 195.9 feet) and 1.07% e U3O8 over 1.6 feet (203.6 feet -- 205.2 feet) in hole SB-07-13 and

•	0.11% e U3O8 over 1.3 feet (174.3 feet to 175.6 feet), 0.12% eU3O8 over 2.6 feet (177.9 feet to 180.5 feet) and 0.28% e U3O8 over 4.9 feet (181.5 feet -- 186.4 feet) in hole SB-07-14.

Reclamation has been completed on the property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2009, 2008, and 2007 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 17 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report.  Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming and Utah, USA on the following properties:

•	Central Mineral Belt (“CMB”) Uranium Project in Labrador.

•	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador.

•	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

•	Bootheel Uranium (“Bootheel”) Project with URE in Wyoming

•	Sinbad Uranium Project in Utah

Recent Canadian Accounting Pronouncements

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  Refer to Note 13.

Financial Instruments

Disclosures and financial instruments – presentation.  In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  Refer to Note 14.

Going Concern

Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard.

Credit Risk and the Fair Value of Financial Assets and Liabilities (EIC-173)

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC -173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standards is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company does not believe there to be any impact on its financial statements due to this new standard.

Mining Exploration Costs (EIC-174)

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This new standards is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company does not believe there to be any impact on its financial statements due to this new standard.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standards provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company does not expect the adoption of this section to have a significant effect on its financial statements.  This section will be adopted effective May 1, 2009.

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•	reported financial position and results of operations;
•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;
•	disclosure controls and procedures;
•	current financial reporting training curriculum; and
•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by October 31, 2009. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2009, 2008 and 2007.

We have adopted the fair value based approach to share-based compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2009 compared to the fiscal year ended April 30, 2008

For fiscal year ended April 30, 2009 the Company reported a net loss of $20,724,237 or $0.22 per common share, compared with a net loss of $12,933,204 or $0.18 per common share for the prior fiscal year.   The weighted average number of common shares for fiscal 2009 increased to 93,584,687 from 72,997,081 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following property acquisitions:

•	CMB JV (10,000,000 shares) from Universal in the 1st quarter of fiscal 2009
•	Target (holder of an interest in the Bootheel Project) (14,633,488 shares) in the 4th quarter of fiscal 2009
•	Golden Promise from Paragon (2,655,000 shares) in the 4th quarter of 2009

Additionally, the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008 were outstanding for all of fiscal 2009.

Fiscal 2009 includes the operations and activities of Target for the month of April 2009 as a result of the closing of the plan of arrangement on March 31, 2009.  The financial impact of the single month is not considered material to the following discussion.

Expenses

Expenses for the current year were $6,914,903, $4,137,065 (37%)  lower than in fiscal 2008 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of the cash conservation program implemented late in the second quarter of 2009.  Cash expenses were $3,281,699, $518,681 (14%) lower than fiscal 2008.

Stock-based compensation expense for 2009 was $3,785,316 (53%) lower than in 2008 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and fewer stock options vesting in the current period partially offset by new incentive stock options being granted to employees and management as a means to retain core staff during the downturn in the industry.

Wages and salaries increased slightly in 2009 by $59,118 (5%) from 2008 due primarily to severances paid out for employees terminated in the corporate cash conservation and expenditure reduction programs partially offset by a reduction in support for exploration related activities and a lower staff compliment.

Audit and accounting expenditures increased by $68,542 (67%) over fiscal 2008 primarily as a result of the audit requirements related to compliance with the Sarbanes Oxley 404 legislation.

Investor relations expenditures decreased by $285,418 (63%) from fiscal 2008 due to the implementation of the cash conservation program significantly reducing investor and public relations activities.

Legal expenditures increased by $97,003 (76%) over fiscal 2008 as a result of fees being expensed that were previously deferred due to the termination of the proposed Gemini spin-out transaction and additional fees associated with compliance with the Sarbanes Oxley 404 legislation.

Office and administrative expenses decreased by $291,378 (47%) due to the implementation of the cash conservation program and the reduction in the number of employees.

Other Income (Expenses)

Other expenses increased in fiscal 2009 by $13,229,398 to $15,110,634 compared with $1,881,236 in 2008 primarily as a result of the $14,000,000 non-cash impairment charge on the company’s uranium interests in the Central Mineral Belt of Labrador.  The company has determined that reasonable evidence existed that indicated the carrying value of the properties exceeded the fair value and that the decline in fair value was more than temporary.   Additionally, the company’s interest income was $232,306 lower than the prior year due to the lower average cash balances and the loss on Marketable securities decreased by $786,917 from 2008 to $1,290,195 due to the significantly reduced carrying value on the company’s consolidated balance sheets.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $1,301,300 related to the renouncing in the current fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000 which were renounced in fiscal 2009.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property expenditures of $16,264,847 due primarily to the acquisition of CMB JV in Labrador ($7,132,327), the acquisition of Target ($3,829,933), the acquisition of Golden Promise in Newfoundland ($746,122) and exploration and drilling activity on the CMB Moran Lake property totaling $4,349,403.   Mineral property expenditures incurred in the prior year were $12,784,242 primarily related to the drilling, geological and geophysical activities associated with Moran Lake ($11,928,313) and Golden Promise/South Golden Promise property ($855,929).

Working Capital

Working capital was $2,641,169 as at April 30, 2009 compared with $13,272,006 as at April 30, 2008, down $10,630,837. The decrease was mainly due to cash used in operations ($3,414,510), mineral property investing activities ($6,053,579)   Accounts payable and accrued liabilities decreased by $353,529 which was partially offset by a reduction to accounts receivable of $426,812.

Results of Operations for the fiscal year ended April 30, 2008 compared to the fiscal year ended April 30, 2007

Expenses

The results of operations for the year were generally as expected.  The two most significant components of the $12,933,204 loss for the year were non-cash events: $7,097,948 attributable to the fair value of stock-based compensation benefits recorded and $2,077,112 attributable to the unrealized loss of marketable securities held.  Together these two items represent almost 72% of the reported loss.

The number of personnel has increased significantly over the past two years to support the Company’s extensive property acquisition and exploration programs, and overall corporate development.  Under the Company’s stock option plan, stock options vest over a two year period. The fair value of stock options granted is recognized as these options vest.  Therefore, similar charges can be expected in future quarters over the next year.

The volatility of the stock markets that began last summer continued during this quarter, resulting in a significant write-down of marketable securities on hand.

Investor relations activity was up significantly this year to almost $452,988 about 2.5 times the previous year, because of an increase in the number of shows attended, contracting of third party investor relations entities, and holding the Company’s annual general meeting of shareholders in St. John’s, Newfoundland, site of the Company’s properties.  Spending on outside investor relations consultants is expected to decline during fiscal 2009, and a greater emphasis will be placed on utilizing in-house investor relations personnel, which is expected to result in reduced investor relations costs.

Costs for rent and related office and administration were up significantly during the year as both the Company’s Vancouver and Newfoundland offices expanded to accommodate the growing number of personnel needed to support operations.  These costs are expected to continue for the near future.  Hiring additional personnel also contributed to an increase in salaries and wages expenses of almost $368,721 that will continue at least in the short term.

Mineral Property Expenditures

During the fiscal year ended April 30, 2008, the company incurred mineral property expenditures of $12,784,242 on our properties (including $262,500 paid in cash and $1,011,800 from the issuance of 420,000 common shares related to acquisition costs, with the balance being exploration expenditures) compared to $10,631,531 (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs, with the balance being exploration expenditures) incurred during the fiscal year ended April 30, 2007.  During the fiscal year ended April 30, 2008, we had property write-offs/sales totaling $263,553 compared to $Nil during the fiscal year ended April 30, 2007.

Inflation

The Company’s activities have predominately occurred in Canada where annualized inflation rates have been 5% or less for the past decade and are not expected to materially affect our operations.

Currency Fluctuations

The Company maintains is accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2009, April 30, 2008 and April 30, 2007

As of April 30, 2009, the Company had cash and cash equivalents of $2,827,274 (April 30, 2008 - $13,275,874, April 30, 2007 - $14,311,417) and working capital of $2,641,169 (April 30, 2008 - $13,272,006, April 30, 2007 - $15,390,704).  Cash used in operating activities during the year ended April 30, 2009 was $3,414,510 compared with $5,501,079 in 2008 due largely to an increase in non-cash working capital of $2,120,686 primarily as a result of the payment of accounts payable upon receipt of the $15,005,000 financing received in April 2008.  The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Capital Resources

The Company believes it has sufficient working capital to finance its intended operations, and maintain its priority mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

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

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

As at April 30, 2009, we had the following contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$--	$--	$--	$--	$--
Operating Lease Obligations	305,718	160,138	145,580	--	--
Total	$305,718	$160,138	$145,580	$--	$--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito	42	CEO and Director
C. Stewart Wallis	64	President and Director
Jay Sujir [2]	51	Non-Executive Chairman and Director
David Ying Tat Lee [2]	60	Director
Ian B. Smith 1 2	64	Director
Leo Power [1]	48	Director
Chris Collingwood	61	Director
Derrick (Rick) Gill [1]	61	Director
Joseph Miller	46	Chief Financial Officer

1           Member of Audit Committee
2           Member of Compensation Committee

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  In 2006, we began entering into employment agreements with our senior officers and currently have employment agreements with all of our full-time employees.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998.  On February 18, 2008, Mr. Morabito ceased to be our President, when Paul Hosford was appointed to that position.  Mr. Morabito was appointed as President on October 21, 2008 following Mr. Hosford’s resignation from that position.  On March 31, 2009, Mr. Morabito ceased to be our President, when Stewart Wallis was appointed to that position.  Mr. Morabito remains our CEO.

Mr. Morabito devotes 70% of his time during a typical work week to our business.  Mr. Morabito also serves on the board of directors of Santa Fe Metals Corporation, Silver Quest Resources Ltd. and Excelsior Mining Corp.  He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

C. Stewart Wallis was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  Mr. Wallis also serves on the board of directors of Patrician Diamonds Inc.  Mr. Wallis is the Managing Director of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir was appointed our Non-executive Chairman on September 10, 2007 and has been a member of our Board of Directors since February 2003.  Mr. Sujir is currently the President and CEO and a Director of Cantrell Capital Corp. and MKM Resources Ltd.  Mr. Sujir also serves on the boards of directors of AMI Resources Inc., Escape Gold Inc., Midasco Capital Corp., Norwood Resources Ltd., Santa Fe Metals Corporation, Slater Mining Corporation, Uracan Resources Ltd., Westward Explorations Ltd. and Yamiri Energy and Gold Inc.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

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

Ian B. Smith joined our Board of Directors in September 2006. Mr. Smith has over 40 years’ experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries.  He has worked around the world including Africa, China, southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of MRDI which became one of the largest and most successful mining consultancies in North America.  Mr. Smith is President and CEO and a director of Santa Fe Metals Corporation.  Mr. Smith also serves on the boards of directors of EURO Ressources S.A. and Excelsior Mining Corp.

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

Joseph Miller has been our Chief Financial Officer since September 2, 2008.  Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta.  Prior to joining Crosshair, Mr. Miller was the Chief Financial Officer of GPS Industries Inc. and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls.  From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations.  Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia.  He received his diploma in Business Administration from Mount Royal College in 1989.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2008, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2009

		Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
Name and Principal Position	Year				Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date

Mark J. Morabito CEO, President[1] and Director	2009	$150,000	--	$10,927	500,000 333,333	$0.27 0.15	2013/09/15 2013/10/23
Stewart Wallis President[2] and Director[3]	2009	--	--	$17,000[4]	100,000	$0.27	2013/09/15
Paul Hosford President[5]	2009	$108,041	$50,000	$13,408	300,000[12]	$0.27	2013/09/15
Douglas R. Brett CFO[6]	2009	--	--	$31,250	200,000	$0.27	2013/09/15
Joseph Miller CFO[7]	2009	$100,000	$12,500	$5,656	150,000 166,667	$0.50 0.15	2013/08/01 2013/10/23
Geir Liland Director[8]	2009	--	--	$5,000[11]	150,000	$0.27	2013/09/15
Jay Sujir Director	2009	--	--	$54,000[9]	100,000 350,000	$0.27 0.27	2013/09/15 2013/10/27
David Lee Director	2009	--	--	$12,000[11]	100,000	$0.27	2013/09/15
Ian Smith Director	2009	--	--	$12,000[11]	150,000	$0.27	2013/09/15
Leo Power Director	2009	--	--	$12,000[11]	200,000	$0.27	2013/09/15
Chris Collingwood Director	2009	--	--	$8,000[11]	200,000	$0.27	2013/09/15
Derrick Gill Director	2009	--	--	$8,500[11]	250,000	$0.88	2013/05/23
Ronald Atlas Director[10]	2009	--	--	$6,500[11]	150,000[13]	$0.27	2013/09/15

[1]	Mr. Morabito was appointed President on October 21, 2008 and ceased to be President on March 31, 2009.
[2]	Mr. Wallis was appointed President on March 31, 2009.
[3]	Mr. Wallis ceased to be a director on July 27, 2008 and was appointed a director on March 31, 2009.

[4]	Included directors’ fees in the amount of $4,500 and geological consulting fees in the amount of $12,500 paid to Sundance Geological Ltd., a private entity owned and controlled by Mr. Wallis.
[5]	Mr. Hosford ceased to be President on October 21, 2008.
[6]	Mr. Brett ceased to be CFO on September 2, 2008.
[7]	Mr. Miller was appointed CFO on September 2, 2008.
[8]	Mr. Liland ceased to a director on September 15, 2008.
[9]
Includes directors’ fees of $12,000 and fees for acting as Chairman of $42,000.  Excludes $24,998 in legal fees paid to Anfield Sujir Kennedy & Durno, Barristers & Solicitors, a limited liability partnership of which Mr. Sujir is a partner.

[10]	Mr. Atlas was appointed a director on July 27, 2008 and ceased to be a director on January 9, 2009.
[11]	Director’s fees paid to non-executive directors.
[12]	These options were cancelled on October 21, 2008.
13.	112,500 of these options were cancelled on January 1, 2009 and the remaining 37,500 were cancelled on February 1, 2009.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Effective December 31, 2008, the director compensation was discontinued as part of the Company’s cash conservation program.  Prior to December 31, 2008, directors were compensated as follows:

•	Every director received a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee.

•	The Chairman received an additional monthly fee of $3,500 until April 30, 2009, at which point it was also discontinued.

In the fiscal year ended April 30, 2009, the Company paid or accrued a total of $100,500 in directors’ fees.  Crosshair may, from time to time grant options to purchase common shares to the directors.

Employment and Consulting Agreements

The Company entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which the Company employed Mr. Morabito as its President and Chief Executive Officer commencing on May 1, 2006.  Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000.  Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually.  In the event that Mr. Morabito’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.  On May 1, 2008, in light of the change to Mr. Morabito’s responsibilities with the Company, Mr. Morabito’s annual salary was reduced to $150,000 and his maximum annual bonus was reduced to $100,000.  On May 1, 2009 as part of the Company’s cash conservation efforts, Mr. Morabito’s employment agreement was amended, reducing the annual compensation to $120,000, suspending cash bonus payments in return for a 20% reduction in the hours worked.  The amending agreement is in effect for a period of 6 months at which time it may be extended for an additional 6 months at the sole discretion of the Company.

On July 31, 2008, the Company entered into an employment agreement with Joseph Miller pursuant to which the Company employed Mr. Miller as its Chief Financial Officer commencing on September 2, 2008.  Under the terms of the Agreement, Mr. Miller receives a salary of $150,000 and an annual bonus of up to $50,000, payable semi-annually, with the final amount being determined by the Company’s Compensation Committee.  Mr. Miller received an initial grant of options to purchase up to 150,000 common shares at a price of $0.50 per share and is to receive options to purchase up to 100,000 common shares annually.  In the event that Mr. Miller’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.  On May 1, 2009 as part of the Company’s cash conservation efforts, Mr. Miller’s employment agreement was amended, reducing the annual compensation to $120,000, suspending cash bonus payments in return for a 20% reduction in the hours worked.  The amending agreement is in effect for a period of 6 months at which time it may be extended for an additional 6 months at the sole discretion of the Company.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2009 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of eight directors, seven of whom were elected at our annual general meeting of shareholders held on September 15, 2008, and one of whom was appointed on March 31, 2009.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Mark Morabito	November 12, 1998
Stewart Wallis[1]	March 31, 2009
Jay Sujir	February 19, 2003
David Lee	February 17, 2004
Ian Smith	September 21, 2006
Leo Power	November 17, 2006
Chris Collingwood	October 25, 2007
Derrick Gill	May 27, 2008

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was appointed a director on March 31, 2009.

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

The Audit Committee's Charter

Following is a copy of the charter of our audit committee:

Purpose

The Audit Committee (the “Committee”) is a committee of and appointed by the Board of Directors (the “Board”) of Crosshair Exploration & Mining Corp. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

•	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
•	assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;
•
review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Corporation’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

•	establish procedures for the receipt of complaints and submissions relating to accounting matters;
•	except as set forth below, pre-approve all audit and non-audit services provided by the Corporation’s external auditors; and
•	provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct or authorize any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee to provide pertinent information as necessary.  The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

Authority of the Audit Committee

The Committee shall have the authority to:

(a)           engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)           set and pay the compensation for advisors employed by the Committee;

(c)           communicate directly with the internal and external auditors.

Composition and Meetings

1.
The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the British Columbia Securities Commission, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission, NYSE Amex, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities.

2.
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.
Each member of the Committee shall be “independent” and “financially literate”, for the purposes of Multilateral Instrument 52-110 (“MI 52-110”), as it may be amended from time to time.  MI 52-110 currently provides that a member is independent if the member has no direct or independent material relationship with the Corporation.  A “material” relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment. There are certain relationships that are, however, deemed to be “material” under MI 52-110.  In assessing a proposed nominee to the Committee, the Board shall refer to MI 52-110 and any other requirements or guidelines under applicable securities laws and any stock exchanges on which the Corporation’s securities are listed.

4.
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

Responsibilities
Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited financial statements and interim financial statements of the Corporation to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“Canadian and US GAAP” as required) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements of the Corporation. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting policies, principles, practices, estimates, reserves and judgments of management with management and the external auditors, as and when the Committee deems it appropriate to do so, and shall satisfy itself that the annual audited financial statements are accurate, complete and represent fairly the Corporation’s financial position and performance and that the audit function has been effectively carried out.  If desirable, the Committee may engage the Corporation’s external auditors to carry out a review of the interim financial statements.

2.
The Committee shall review management’s discussion and analysis relating to the Corporation’s annual and interim financial statements (“MD&A”) MD&A and any other public disclosure documents, including annual and interim earnings press releases, required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information or files this information with securities regulatory authorities.

3.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s annual and interim financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.	The Committee shall review the annual budget.

5.	The Committee shall review any internal control reports prepared by management and the evaluation of such reports by the external auditors, together with management’s response.

6.
The Committee shall evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities.

7.
The Committee shall consider how management is held to account for security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

8.	The Committee shall review, in consultation with the external auditors, the integrity of the Corporation’s financial reporting processes, both internal and external.

9.
The Committee shall consider the external auditors’ judgments about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

10.
The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

11.	The Committee shall consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the external auditor and ensure that the management’s reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

12.
The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject and assess the steps management has taken to minimize such risks, including by obtaining the external auditors’ opinion of how effectively such risks are being managed or controlled.

13.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

14.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

15.
The Committee shall review policies and procedures with respect to officers’ expense accounts and management perquisites and benefits, including their expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on terms of reference agreed upon by the external auditor and the Committee.

Independent Auditors

1.
The Committee shall recommend to the Board the external auditors to be nominated, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and the compensation of the external auditors.

2.
The Committee shall instruct the external auditors to report directly to the Committee and ensure that significant findings and recommendations made by the external auditors are received and discussed by the Committee on a timely basis.

3.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting, and shall review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

4.
The Committee shall periodically consult the external auditors out of the presence of management about any matters that the Committee or the external auditors believes should be discussed privately, including, without limitation, significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

5.
Except as otherwise indicated in this Charter, the Committee shall pre-approve all audit and non-audit services not prohibited by Canadian securities laws and regulations to be provided by the external auditors and delegate, if desirable, to one or more of its members the authority to pre-approve any such audit or permitted non-audit services, provided that any such pre-approval is presented to the Committee at its next scheduled meeting following the pre-approval.

6.
The Committee shall monitor and assess the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors and discussing and resolving any material differences of opinion between management and the external auditors.

7.
The Committee shall monitor, review, confirm and discuss with the external auditors, on an annual basis, all significant relationships the external auditors have with the Corporation and the range of services provided to determine the independence and objectivity of the external auditors.

8.
Prior to the audit, the Committee shall review the external auditors’ audit plan, including the scope, procedures, timing and staffing of the audit, and the Committee may authorize the external auditors to perform supplemental reviews or audits as the Committee may deem desirable.

9.
The Committee shall review with the external auditors the results of the annual audit and, if applicable, the results of the quarterly review, including matters related to the conduct of the audit and the review, as the case may be.

10.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

11.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

12.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

Process Improvement

1.
The Committee shall establish regular and separate systems of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

2.
Following completion of the annual audit and quarterly reviews (if applicable), the Committee shall review separately with each of management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

3.
The Committee shall review and resolve any significant disagreements among management and the external auditors in connection with the preparation of the financial statements and, where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

4.
The Committee shall review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

Ethical and Legal Compliance

1.
The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

2.	The Committee shall review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up of any non-compliance.

3.
The Committee shall review management’s monitoring of the Corporation’s system that is in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

4.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

5.
The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations, legal withholding requirements, occupational health and safety laws and personal information and protection of privacy laws.

6.	The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of financial statements.

7.	The Committee shall review the findings of any examination by regulatory agencies.

Other Responsibilities

While the Committee has the responsibilities and duties set out in this Charter, it is not the duty of the Committee to plan or conduct audits, to prepare or audit financial statements or to design or implement an effective system of internal controls.  Such matters are the responsibility of management and the internal and external auditors of the Corporation, as the case may be. In addition to the responsibilities and duties of the Committee set out in this Charter, the Committee shall perform any other activities consistent with this Charter and all applicable legal, regulatory and listing requirements (including those of the applicable securities regulatory authorities and the stock exchanges on which the Corporation’s securities are listed), as the Committee or the Board deems necessary or appropriate.

Procedures for Receipt of Complaints and Submissions

Relating to Accounting Matters

1.
The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the individual (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.
The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employee(s) making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.
The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment advisor or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

2.
In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3.
The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

Composition of the Audit Committee

The members of our Audit Committee are Ian Smith, Leo Power and Derrick Gill, each of whom is an independent director and financially literate.

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

Derrick Gill received his BComm. in Accounting from Memorial University of Newfoundland in 1969.  Mr. Gill has over 30 years’ experience as an executive and director of public and private companies operating throughout North and South America and has served on the audit committees of public companies. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Linear Gold Corp. Inc.

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

Compensation Committee

We have established a Compensation Committee, which currently consists of Ian Smith, Jay Sujir and David Lee.  The Compensation Committee does not operate pursuant to a written charter.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2009	12	52
April 30, 2008	26	55
April 30, 2007	18	18

As of April 30, 2009, we had twelve full-time employees, nine of whom worked in Vancouver and three of whom worked in Newfoundland and Labrador.  All of our temporary workers are employed in Newfoundland and Labrador and these persons generally work in our exploration camps.  As of the date of this report, the Company has 9 full-time employees.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of June 15, 2009.  As of June 15, 2009, we had 112,184,313 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of June 15, 2009.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	3,859,618 [1]	3.44%
Stewart Wallis	1,384,600 [2]	1.23%
Joseph Miller	116,667 [3]	*
Jay Sujir	701,000 [4]	*
David Y.T. Lee	320,000 [5]	*
Geir Liland [12]	635,712 [6]	*
Leo Power	390,700 [7]	*
Ian Smith	262,500 [8]	*
Chris Collingwood	512,300 [9]	*
Derrick Gill	125,000 [11]	*
Douglas R. Brett [12]	150,000	*
Paul Hosford [12]	Nil	Nil
Ronald Atlas [12]	Nil	Nil
Directors and Executive Officers as a group	8,445,397	7.53%

*           Indicates less than one percent.
[1]	Includes options to purchase 2,595,413 common shares exercisable within 60 days of June 15, 2009 and warrants to purchase 120,000 common shares expiring July 31, 2009.
[2]	Includes options to purchase 535,000 common shares exercisable within 60 days of June 15, 2009 and warrants to purchase 15,000 common shares expiring July 31, 2009.
[3]	Includes options to purchase 116,667 common shares exercisable within 60 days of June 15, 2009.
[4]	Includes options to purchase 487,000 common shares exercisable within 60 days of June 15, 2009 and warrants to purchase 25,000 common shares expiring July 31, 2009.
[5]	Includes options to purchase 225,000 common shares exercisable within 60 days of June 15, 2009.
[6]	Includes options to purchase 437,500 common shares exercisable within 60 days of June 15, 2009 and warrants to purchase 30,000 common shares expiring July 31, 2009.
[7]	Includes options to purchase 350,000 common shares exercisable within 60 days of June 15, 2009.
[8]	Includes options to purchase 262,500 common shares exercisable within 60 days of June 15, 2009.
[9]	Includes options to purchase 250,000 common shares exercisable within 60 days of June 15, 2009.
[10]	Includes options to purchase 125,000 common shares exercisable within 60 days of June 15, 2009.
[11]	Includes options to purchase 150,000 common shares exercisable within 60 days of June 15, 2009.
[12]
These persons ceased to be directors and/or executive officers of the Company during the fiscal year ended April 30, 2009: Mr. Liland ceased to a director on September 15, 2008; Mr. Brett ceased to be CFO on September 2, 2008; Mr. Hosford ceased to be President on October 21, 2008; and Mr. Atlas ceased to be a director on January 9, 2009.

The following table presents the stock options granted to the aforementioned persons and unexercised as of June 15, 2009.  The stock options are for common shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested [1]	Exercise Price	Expiration Date
Mark J. Morabito	28-May-09	300,000	0	$0.27	28-May-14
	Mar. 31, 2009[2]	169,960	127,470	1.00	Aug. 29, 2012
	Mar. 31, 2009[2]	180,000	180,000	0.35	Aug. 29, 2011
	Mar. 31, 2009[2]	130,040	130,040	0.25	Aug. 16, 2010
	Oct. 23, 2008	333,333	83,333	0.15	Oct. 23, 2013
	Sept. 15, 2008	500,000	375,000	0.27	Sept. 15, 2013
	01-May-06	1,000,000	1,000,000	1.32	01-May-11
	Jan. 18, 2006	400,000	400,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	300,000	300,000	0.45	Feb. 4, 2010

Name	Date of Grant	Number of Underlying Common Shares	Vested [1]	Exercise Price	Expiration Date
Stewart Wallis	28-May-09	300,000	0	$0.27	28-May-14
	Mar. 31, 2009[2]	480,000	360,000	1.00	Aug. 29, 2012
	Sept. 15, 2008	100,000	75,000	0.27	Sept. 15, 2013
	Jan. 18, 2006	100,000	100,000	1.00	Jan. 18, 2011

Joseph Miller	28-May-09	125,000	0	$0.27	28-May-14
	Oct. 23, 2008	166,667	41,667	0.15	Oct. 23, 2013
	Aug. 1, 2008	150,000	75,000	0.50	Aug. 1, 2013

Jay Sujir	28-May-09	200,000	0	$0.27	28-May-14
	Oct. 27, 2008	350,000	262,000	0.27	Oct. 27, 2013
	Sept. 15, 2008	100,000	75,000	0.27	Sept. 15, 2013
	Jan. 18, 2006	100,000	100,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

David Y.T. Lee	28-May-09	140,000	0	$0.27	28-May-09
	Sept. 15, 2008	100,000	75,000	0.27	Sept. 15, 2008
	Jan. 18, 2006	100,000	100,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

Geir Liland	15-Sep-08	150,000	112,500	$0.27	Sept. 15, 2013
	24-May-06	150,000	150,000	1.32	24-May-11
	Jan. 18, 2006	100,000	100,000	1.00	Jan. 18, 2011
	14-Jun-05	100,000	75,000	0.45	14-Jun-10

Leo Power	28-May-09	150,000	0	$0.27	28-May-14
	Sept. 15, 2008	200,000	150,000	0.27	Sept. 15, 2013
	24-May-06	100,000	100,000	1.32	24-May-11
	Jan. 5, 2006	100,000	100,000	0.90	Jan. 5, 2011

Ian Smith	28-May-09	150,000	0	$0.27	28-May-14
	Sept. 15, 2008	150,000	112,500	0.27	Sept. 15, 2013
	Aug. 21, 2006	150,000	150,000	1.43	Aug. 21, 2011

Chris Collingwood	28-May-09	140,000	0	$0.27	01-May-11
	Sept. 15, 2008	200,000	150,000	0.27	Jan. 18, 2011
	01-May-06	50,000	50,000	1.32
	Jan. 18, 2006	50,000	50,000	1.00

Derrick Gill	28-May-09	240,000	0	$0.27	28-May-14
	23-May-08	250,000	125,000	0.88	23-May-13

Douglas Brett	Sept. 15, 2008	200,000	150,000	$0.27	Sept. 15, 2013

Paul Hosford	N/A	N/A [3]	Nil	N/A	N/A

Ronald Atlas	N/A	N/A [4]	Nil	N/A	N/A

[1]	Includes those options that are exercisable within 60 days of June 15, 2009.
[2]	Options previously granted by Target Exploration & Mining Corp. which transferred to the Company on closing of the acquisition of Target by the Company on March 31, 2009.
[3]	All stock options previously granted to Mr. Hosford were cancelled as at November 21, 2008.

[4]	All stock options previously granted to Mr. Atlas were cancelled as at February 9, 2009.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our amended stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated July 31, 2008.  Under the stock option plan, we may grant stock options to purchase up to a maximum of 11,308,528 common shares.  During the fiscal year ended April 30, 2009, we granted stock options to purchase an aggregate of 4,800,001 common shares.  During the year, no stock options to purchase common shares were exercised and stock options to purchase an aggregate of 6,040,501 common shares were cancelled.

Target Stock Options

As a term of the plan of arrangement between Crosshair and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).  As at March 31, 2009 there were 2,000,000 Target Exchanged Options outstanding, exercisable into a total of 2,400,000 common shares of the Company.  Between March 31, 2009 and April 30, 2009, a total of 600,000 Target Exchanged Options were cancelled.  As of April 30, 2009, a total of 1,400,000 Target Exchanged Options to purchase a total of 1,680,000 common shares of the Company were outstanding.  No additional Target Exchanged Options are to be issued as of March 31, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

To the knowledge of management, no person beneficially owns 5% or more of our issued and outstanding common shares, except Universal who owns 7,144,000 common shares or 6.37% of the 112,184,313 common shares issued and outstanding as at June 15, 2009.  Universal also owns share purchase warrants to purchase up to 7,500,000 common shares, which share purchase warrants expire July 29, 2011.

All of our shares, both, issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

On June 15, 2009, we had 112,184,313 common shares issued and outstanding to approximately 492 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 119 shareholders of record located in the U.S., who own an aggregate of approximately 4.53% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2009 and the period from May 1, 2009 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

•
On March 31, 2009, the Company acquired Target (a company with directors and officers in common) by way of a plan of arrangement for total consideration of $2,509,592 made up of $195,271 in cash and 14,663,488 common shares, 2,283,300 warrants and 1,680,000 stock options. (see Note 4 to the accompanying financial statements)

•	At April 30, 2009, management fees of $26,250 (April 30, 2008 - $Nil, April 30, 2007 - $Nil) were owed to former directors’ of Target.

•	Incurred management fees of $31,250 (2008 – $56,250, 2007 - $Nil) to a private company controlled by Douglas R. Brett for his duties as Chief Financial Officer.

•
Incurred legal fees of $24,998 (2008 – $122,577, 2007 - $25,882) to a legal firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company.  At April 30, 2009, $24,998 (April 30, 2008 - $106,961, April 30, 2007 - $Nil) was owed to this party.

•
Incurred geological consulting fees of $12,500 (2008 – $15,600, 2007 - $33,075) to a private company owned by Stewart Wallis, a director of the Company. At April 30, 2009, $47,250 (April 30, 2008 - $Nil, April 30, 2007 - $5,830) was owed to this party.

•
Incurred independent directors’ fees of $100,500 (2008 - $108,500, 2007 - $60,500).  Included in accounts payable and accrued liabilities at April 30, 2009 is an amount of $27,058 (April 30, 2008 - $Nil April 30, 2007 - $Nil) owed to the directors.

•
Paid rent for its Newfoundland office of $97,153 (2008 - $45,660, 2007 - $Nil)) to a private company, of which Chris Collingwood is a director.   The landlord agreed to terminate the lease with the Company effective January 31, 2009. The Company is currently renting office space in the same building on a month to month basis.  Subsequent to April 30, 2009, the Company terminated the use of this office space.

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

See our audited financial statements for the fiscal years ended April 30, 2009, April 30, 2008 and April 30, 2007 included under Item 17 of this annual report.

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

Legal/Arbitration Proceedings

1.
On April 28, 2009 the Company commenced an action in British Columbia Supreme Court against Universal alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement. Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two traunches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.  Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law however; there can be no assurance of a favorable outcome.

2.
On May 30, 2007, a Statement of Claim was filed by a former supplier claiming unpaid invoices in the amount of approximately $81,000 plus interest and costs, against which we have filed a counterclaim.

Due to the uncertainty in respect of the above proceedings, the Company has not reserved or accrued any amounts in relation to the potential outcomes.  All legal costs and result of any settlements are recorded as incurred.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

8.B.           Significant Changes

Since April 30, 2009, the date of our most recent financial statements, the following significant changes have occurred:

•
On May 1, 2009, as part of the Company’s cash conservation efforts, all employees agreed to reduce their annual compensation to 80% of previously agreed amounts and suspend cash bonus payments in return for a 20% reduction in the hours worked.  These amending agreements are in effect for a period of 6 months at which time they may be extended for an additional 6 months at the sole discretion of the company.

•	On May 28, 2009, the Company granted 2,745,000 stock options at an exercise price of $0.27 per share with a 5 year expiry date.

ITEM 9.	THE OFFER AND LISTING

9.A.           Offer and Listing Details

The following table lists the high and low prices for our common shares for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.  Our common shares have traded on the Toronto Stock Exchange since May 12, 2008 and were traded on the TSX Venture Exchange before that date.

Period	High	Low
June 1 - 15, 2009	$0.30	$0.23
Month ended May 31, 2009	$0.36	$0.23
Month ended April 30, 2009	$0.30	$0.14
Month ended March 31, 2009	$0.17	$0.13
Month ended February 28, 2009	$0.19	$0.13
Month ended January 31, 2009	$0.33	$0.16
Month ended December 31, 2008	$0.22	$0.09

Fiscal quarter ended April 30, 2009	$0.30	$0.13
Fiscal quarter ended January 21, 2009	$0.33	$0.09
Fiscal quarter ended October 31, 2008	$0.50	$0.10
Fiscal quarter ended July 31, 2008	$0.99	$0.47
Fiscal quarter ended April 30, 2008	$1.68	$0.64
Fiscal quarter ended January 31, 2008	$2.89	$1.28
Fiscal quarter ended October 31, 2007	$2.68	$1.15
Fiscal quarter ended July 31, 2007	$3.18	$1.84

Fiscal year ended April 30, 2009	$0.99	$0.10
Fiscal year ended April 30, 2008	$3.18	$0.64
Fiscal year ended April 30, 2007	$4.20	$1.23
Fiscal year ended April 30, 2006	$1.80	$0.31
Fiscal year ended April 30, 2005	$0.92	$0.13

Our common shares began trading on the American Stock Exchange (now NYSE Amex) on May 7, 2007.  The following table lists the high and low prices for our common shares on NYSE Amex for the last six months and fiscal quarters for the last completed fiscal year.

Period	High		Low
June 1 - 15, 2009	$0.27		$0.20
Month ended May 31, 2009	$0.32		$0.19
Month ended April 30, 2009	$0.31		$0.11
Month ended March 31, 2009	$0.15		$0.10
Month ended February 29, 2009	$0.16		$0.10
Month ended January 31, 2009	$0.28		$0.12
Month ended December 31, 2008	$0.18		$0.07

Fiscal quarter ended April 30, 2009	$0.31	`	$0.10

Fiscal quarter ended January 31, 2009	$0.28	$0.07
Fiscal quarter ended October 31, 2008	$0.48	$0.07
Fiscal quarter ended July 31, 2008	$0.88	$0.45
Fiscal quarter ended April 30, 2008	$1.71	$0.63
Fiscal quarter ended January 31, 2008	$3.14	$1.25
Fiscal quarter ended October 31, 2007	$2.85	$1.06
Fiscal quarter ended July 31, 2007*	$3.15	$1.71

Fiscal Year ended April 30, 2009	$0.88	$0.07
Fiscal Year ended April 30, 2008**	$3.15	$0.63

*from May 7, 2007 to July 31, 2007

**from May 7, 2007 to April 30, 2008

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Our common shares are listed on NYSE Amex under the trading symbol “CXZ”.  Our common shares are also listed on the Toronto Stock Exchange under the trading symbol “CXX”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

10.C.                      Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.
On November 19, 2007 we entered into a shareholder rights plan agreement, as amended and restated effective March 31, 2008, with Computershare Investor Services Inc.  The agreement was ratified by shareholders at a meeting held on May 16, 2008 and has a term of three years.  The purpose of the shareholder rights plan is to provide time for all parties to adequately consider any takeover bid or similar transaction involving our shares.

2.
On March 26, 2008, we entered into an underwriting agreement with Canaccord Capital Corporation and Thomas Weisel Partners Canada Inc. (collectively, the “Underwriters”) for the sale, on a “bought deal” basis, of 8,000,000 units of the Company at a price of $1.25 per unit (each unit consisting of one common share and one share purchase warrant where each share purchase warrant entitles the holder to purchase an additional common share until October 4, 2009 at a price of $1.80 per common share) and 3,575,000 flow-through common shares of the Company at a price of $1.40 per flow-through common share.  Under the terms of the underwriting agreement, we paid the Underwriters commission in the amount of $900,300 and issued 694,500 brokers’ warrants.  Each brokers’ warrant entitles the holder to purchase a brokers’ unit at a price of $1.25 per brokers’ unit until October 4, 2009.  Each brokers’ unit consists of one common share and one common share purchase warrant (a “Brokers’ Underlying Warrant”) and each Brokers’ Underlying Warrant entitles the holder to purchase an additional common share at a price of $1.80 per share until October 4, 2009.

3.
On April 4, 2008 we entered into a Warrant Indenture with Computershare Trust Company of Canada, which provides for the issue of up to 9,800,600 common share purchase warrants issued in connection with our bought deal prospectus offering.  A total of 8,000,000 common share purchase warrants were actually issued under the warrant indenture, all of which remain outstanding.

4.
On July 29, 2008, we entered into a purchase and sale agreement with Universal under which Crosshair acquired all of Universal's interest in its project in the CMB of Labrador.  As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants.  Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding.  The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants.  These escrow and voting provisions will expire if Universal distributes the securities to its shareholders.  Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000.

5.
On July, 29, 2008, we entered into an Escrow Agreement with Universal and Computershare Investor Services Inc. as Escrow Agent, pursuant which the 10,000,000 common shares and 7,500,000 warrants issued to Universal pursuant to the Purchase and Sale Agreement described above in item 4, were placed into escrow for a period of two years, with shares and warrants being released in equal tranches in three month intervals.

6.
On July 29, 2008, we entered into a Voting Trust Agreement with Universal with respect to the voting of the shares and shares issued upon exercise of the warrants subject to the Escrow Agreement described in item 5 above.

7.
On July 29, 2008, we entered into a Settlement and Release Agreement with Universal and Silver Spruce with respect to Crosshair’s acquisition of Universal’s interest in the CMB JV property in Labrador, Canada.

8.
On July 29, 2008, Crosshair purchased by way of private placement, 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months.

9.	On July 31, 2008 we entered into a employment agreement with Joseph Miller whereby we engage Mr. Miller’s services as our Chief Financial Officer. See Item 6.B. Compensation – Compensation of

Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

10.
On January 28, 2009 we entered into a Combination Agreement with Target Exploration and Mining Corp. whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.6 million.  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the exchange ratio of 1.2 Crosshair shares for each Target Warrant or stock option exercised, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

11.
On April 8, 2009 we entered into the Golden Promise Option and Joint Venture agreement with Paragon Minerals Corp. whereby Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest. This agreement terminated the original property option earn-in agreement with Paragon, and Crosshair also abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake properties into a separate publicly traded company to be known as Gemini.  Crosshair issued 2,655,000 common shares with a market value of approximately $645,000 to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.  Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or revert to the 60% interest.

10.D.                      Exchange Controls

10.
On April 8, 2009 we entered into the Golden Promise Option and Joint Venture agreement with Paragon Minerals Corp. whereby Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest. This agreement; terminated the original property option earn-in agreement with Paragon; and Crosshair also abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake properties into a separate publicly traded company to be known as Gemini.  Crosshair issued 2,655,000 common shares with a market value of approximately $645,000 to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.  Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just revert to 60% interest.

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

10.E.                      Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder who at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980) (the "Convention") (i) is not resident or deemed to be resident in Canada, but is a resident of the U.S., (ii) is a "qualifying person" for the purposes of the Convention, (iii) deals at arm's length with us, and (iv) will acquire and hold our common shares as capital property for the purposes of the Canadian Tax Act.  This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in our Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Canadian Tax Act.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current published administrative practices of the Canada Revenue Agency.  This summary is not exhaustive of all Canadian federal income tax considerations applicable to a shareholder of our company and, except for the Tax Proposals, this summary does not take into account or anticipate any changes in the Canadian Tax Act, the Regulations or the administrative or assessing policies of the Canada Revenue Agency, whether by legislative, governmental or judicial decisions or action, nor does this summary take into account provincial, territorial or other foreign tax legislation or considerations, which may differ significantly from those discussed herein.  There can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all.

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

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  We are responsible for withholding this tax at the source. The Convention generally limits the rate of withholding tax on dividends to 15% of the gross amount of such dividends paid to shareholders or, if the shareholder is a company that beneficially owns at least 10% of the voting stock of the payor corporation, 5% of the gross amount of the dividends.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common shares is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One half of capital gains net of one half of any capital losses are included in income.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition

25% or more of the issued shares of any class or series in our capital stock were owned by a shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with all such persons and in certain other circumstances.  The Convention generally relieves U.S. residents who qualify for benefit thereunder from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)
the shareholder was an individual who was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him or her when he or she ceased to be resident in Canada; or

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

Management Report on Internal Control Over Financial Reporting

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2009 was effective.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

As permitted by the Exchange Act Rules, we did not conduct an evaluation of the effectiveness of internal controls at our Target Exploration and Mining Corp. (“Target”) subsidiary and operation as that organization came into existence on March 31, 2009.  The effectiveness of internal controls at Target will be evaluated as of April 30, 2010.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

We have adopted a code of ethics that applies to our chief executive officer, the chief financial officer, and other members of senior management. As adopted, the Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

•	honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	protection of and respect for the confidentiality of information acquired in the course of work;

•	responsible use of and control over assets and resources;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2009. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last fiscal year is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2009/04/30	$50,000	$13,400	$1,200	$12,500
2008/04/30	$50,000	$14,250	$1,750	$36,750

1The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits.

2The aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements.

3The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

4Other fees billed by our principal accountant included general review of certain company documentation, such as our Form 20-F registration filing and, in 2009, our bought deal prospectus offering, unrelated to auditing activities.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

Our common shares are listed on NYSE Amex.  Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. Significant ways in which our corporate governance practices differ from the NYSE Amex standards followed by domestic companies include a reduced quorum requirement for shareholder meetings (two shareholders holding at least 5% of the shares entitled to be voted versus one-third of the outstanding shares under NYSE Amex standards), no requirement for shareholder approval of material amendments to outstanding stock options (required under NYSE Amex standards), and a higher threshold requirement for obtaining shareholder approval of large issuances of common shares (required when the issuance could result in a 25% increase in the number of outstanding common shares, as opposed to 20% under NYSE Amex standards).

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Report dated June 9, 2009

Balance Sheet at April 30, 2009 and 2008

Statement of Operations and Deficit for the years ended
April 30, 2009, 2008 and 2007

Statement of Cash Flows for the years ended
April 30, 2009, 2008 and 2007

Notes to the Financial Statements for the year ended
April 30, 2009

CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2009

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIDSON & COMPANY LLP
Chartered Accountants: A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the consolidated balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2009 and 2008 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended April 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and 2008 and the results of its operations and cash flows for the years ended April 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants

June 9, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 9, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 9, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian Dollars)

ASSETS	2009	2008

Current assets
Cash and cash equivalents	$2,827,274	$13,275,874
Marketable securities (cost: $3,695,052 & $2,695,052, respectively)	292,156	582,351
Receivables	44,544	442,519
Prepaid expenses	317,062	273,828

	3,481,036	14,574,572

Other receivables (net of provision for bad debt)	31,000	115,826

Reclamation bonds	34,109	-

Equipment (Note 3)	482,686	507,883

Mineral properties (Note 5)	29,336,828	27,071,981

	$33,365,659	$42,270,262

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$741,369	$1,192,271
Due to related parties (Note 10)	98,498	110,295

	839,867	1,302,566

Future reclamation costs (Note 6)	676,484	172,238

	1,516,351	1,474,804
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 112,184,313 (April 30, 2008 – 84,595,825) common shares	67,793,186	60,948,053
Contributed surplus (Note 8)	15,429,680	10,496,726
Deficit	(51,373,558)	(30,649,321)

	31,849,308	40,795,458

	$33,365,659	$42,270,262

Nature and continuance of operations (Note 1)
Commitments (Note 7)
Contingency (Note 15)
Subsequent event (Note 16)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2009	2008	2007
EXPENSES
Accretion (Note 6)	$28,089	$5,502	$-
Amortization	199,213	148,138	43,882
Audit and accounting	171,486	102,944	38,604
Provision for bad debt	93,270	-	-
Consulting	174,541	192,359	171,724
Directors fees (Note 10)	100,500	108,500	60,500
Insurance	79,272	68,426	35,897
Investor relations	167,570	452,988	308,548
Legal (Note 10)	225,048	128,045	212,486
Management fees (Note 10)	39,583	71,250	50,000
Office and administration	331,776	623,154	562,642
Property Investigations	1,118	-	1,602
Rent	190,232	156,358	83,979
Stock-based compensation (Note 8)	3,312,632	7,097,948	3,696,601
Transfer agent and filing fees	353,445	330,777	87,017
Travel	95,546	273,115	306,978
Wages and salaries	1,351,582	1,292,464	923,743
	6,914,903	11,051,968	6,584,203

OTHER INCOME (EXPENSES)
Interest income	175,425	407,731	345,287
Management income	-	20,000	40,000
Gain on disposition of capital assets	21,516	-	-
Gain on disposition of Sinbad Claims	-	15,849	-
Loss on foreign exchange	(17,380)	-	-
Realized gains–marketable securities	-	-	701,494
Unrealized losses–marketable securities	(1,290,195)	(2,077,112)	(35,589)
Impairment/ write-off of mineral properties	(14,000,000)	(247,704)	-
	(15,110,634)	(1,881,236)	1,051,192

Loss before income tax	$(22,025,537)	$(12,933,204)	$(5,533,011)

Future income tax recovery (Note 11)	1,301,300	-	-

Loss for the year	$(20,724,237)	$(12,933,204)	$(5,533,011)

Basic and diluted loss per common share	$(0.22)	$(0.18)	$(0.09)

Weighted average number of common shares outstanding	93,584,687	72,997,081	62,434,069

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(20,724,237)	$(12,933,204)	$(5,533,011)
Items not affecting cash:
Accretion	28,089	5,502	-
Accrued income on other receivables	(8,444)	-	-
Amortization	199,213	148,138	43,882
Provision for bad debt	93,270	-	-
Future income tax recovery	(1,301,300)	-	-
Stock-based compensation	3,312,632	7,097,948	3,696,601
Unrealized gain–foreign exchange	(29,238)	-	-
Unrealized losses–marketable securities	1,290,195	2,077,112	35,589
Realized gain – marketable securities	-	-	(701,494)
Write-off / impairment of mineral properties	14,000,000	247,704	-
Gain on disposition of Sinbad Claims	-	(15,849)	-

Acquisition of marketable securities	(1,000,000)	(872,076)	(1,121,482)

Non-cash working capital item changes
Receivables	426,812	(113,416)	(215,602)
Due from related party	-	-	4,167
Prepaid expenses	(43,234)	(70,390)	(64,646)
Payables and accrued liabilities	353,529	(1,163,602)	52,531
Due to related parties	(11,797)	91,054	5,020

Net cash used in operating activities	(3,414,510)	(5,501,079)	(3,798,445)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	(195,271)	-	-
Cash acquired on acquisition of Target	210,572	-	-
Proceeds on sale of mineral property	-	31,698	-
Mineral properties	(5,965,764)	(10,587,059)	(8,480,906)
Acquisition of equipment	(103,116)	(289,941)	(283,593)

Net cash used in investing activities	(6,053,579)	(10,845,342)	(8,764,499)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	(16,992)	15,310,838	12,926,385
Advances made to Target	(963,519)	-	-

Net cash provided by (used in) financing activities	(980,511)	15,310,838	12,926,385

Net change in cash and cash equivalents during the year	(10,448,600)	(1,035,543)	363,411

Cash and cash equivalents, beginning of the year	13,275,874	14,311,417	13,947,976
Cash and cash equivalents, end of the year	$2,827,274	$13,275,874	$14,311,417
Cash and cash equivalents
Cash	$787,274	$4,927,439	$28,402
Liquid short term investments	2,040,000	8,348,435	14,283,015
	$2,827,274	$13,275,874	$14,311,417
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Issued for:
Property acquisition	445,000	1,078,150	-	-	1,078,150
Exercise of stock options	2,672,764	2,400,146	-	-	2,400,146
Exercise of agent warrants	273,863	277,571	-	-	277,571
Exercise of warrants	8,674,025	10,537,396	-	-	10,537,396
Incentive program participation	490,375	707,343	-	-	707,343
Stock-based compensation for the year	-	-	3,696,601	-	3,696,601
Less: Fair market value of options	-	-	(996,071)	-	(996,071)
Loss for the year	-	-	-	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Issued for:
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828		-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the year	-	-	7,097,948	-	7,097,948
Less: fair market value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	$67,793,186	$15,429,680	$(51,373,558)	$31,849,308

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.           BASIS OF PRESENTATION

New Canadian Accounting Pronouncements

Capital disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance, with any capital requirements to which it is subject.  Refer to Note 13.

Financial instruments

Disclosures and financial instruments – presentation.  In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  Refer to Note 14.

Going concern

Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  Refer to Note 1

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

New Canadian Accounting Pronouncements (cont’d…)

Credit Risk and the Fair Value of Financial Assets and Liabilities (EIC-173)

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC -173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The  Company has performed an assessment as of April 30, 2009 and believes there to be no impact on its financial statements due to this new standard.

Mining Exploration Costs (EIC-174)

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This new standard is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company has performed an assessment as of April 30, 2009 and believes there to be no impact on its financial statements due to this new standard.

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company does not expect the adoption of this section to have a significant effect on its financial statements.  This section will be adopted effective May 1, 2009.

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

New Canadian Accounting Pronouncement (cont’d…)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•           reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•           disclosure controls and procedures;

•           current financial reporting training curriculum; and

•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by October 31, 2009. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of Target Exploration & Mining Corp, and 448018 Exploration Inc. (Note 4); both of which are wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Foreign exchange

The financial position and results of the Company’s integrated foreign operations have been translated into
Canadian funds using the temporal method as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii) Non-monetary items, at the historical rate of exchange; and
iii) Exploration and administration costs, at the average rate during the year in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the year.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
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

Financial Instruments

The Company follows CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These sections, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value and changes in fair value are recorded in other comprehensive income.

The Company has classified its cash and cash equivalents and marketable securities as held-for-trading.  Receivables and other receivables are classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
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

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation costs

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
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

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company has an employee stock option plan.  The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options’ vesting periods.

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

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value.  For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Reclassifications

Certain of the comparative figures for the prior year have been reclassified to conform with the presentation adopted in the current year.

3.           EQUIPMENT

	April 30, 2009			April 30, 2008
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$135,082	$68,172	$190,014	$49,702	$140,312
Computer & office equipment	157,968	70,360	87,608	109,065	42,410	66,655
Computer software	60,953	37,720	23,233	48,147	24,736	23,411
Exploration equipment	396,292	130,304	265,988	294,953	76,667	218,286
Leasehold improvements	69,986	32,301	37,685	69,986	10,767	59,219

	$888,453	$405,767	$482,686	$712,165	$204,282	$507,883

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

4.           ACQUISITION

Target Exploration & Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration & Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 14,663,488 common shares, 2,283,300 warrants and 2,400,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

These consolidated financial statements include the results of operations of Target from March 31, 2009, the date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2007	11,677,227	-	-	2,858,216	15,849	14,551,292
		-	-
Drilling and trenching	3,868,218	-	-	495,884	-	4,364,102
Geology	5,169,084	-	-	122,293	-	5,291,377
Geophysics	477,364	-	-	112,145	-	589,509
Administration	627,678	-	-	34,499	-	662,177
Technical analysis	653,085	-	-	5,575	-	658,660
Future reclamation	163,884	-	-	2,852	-	166,736
Acquisition costs	1,119,000	-	-	155,300	-	1,274,300
JCEAP[1] refunds received	(150,000)	-	-	(72,619)	-	(222,619)
Write offs/sales	(247,704)	-	-	-	(15,849)	(263,553)
Total for the year	11,680,609	-	-	855,929	(15,849)	12,520,689
Balance April 30, 2008	23,357,836	-	-	$3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP[1] refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2009:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,225,018	-	-	1,708,016	-	8,933,034
Geology	12,884,990	29,750	48,741	623,404	-	13,586,885
Geophysics	1,762,457	27,057	-	441,258	-	2,230,772
Administration	1,609,065	1,451	19,962	212,546	-	1,843,024
Technical analysis	1,650,982	-	1,580	260,008	-	1,912,570
Future reclamation	190,277	44,854	-	2,387	-	237,518
Acquisition costs	2,950,750	7,132,327	3,600,137	1,367,322	229,796	15,280,332
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
JCEAP[1] refunds received	(566,300)	-	-	(94,769)	-	(661,069)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

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

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Stormy Lake/Partridge River Property

The Company entered into an agreement on May 1, 2007, to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador.  In April 2008, the Company elected to terminate this option and as a result, the Company has no further obligations and the related mineral property costs of $247,704 were written-off in the last quarter of 2008.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years, and volatility – 84%. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

Bootheel Project

On March 31, 3009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2009, the Company, through Target, has incurred qualifying expenditures of US $ 2.8 million.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the current market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4).

6.	FUTURE RECLAMATION COSTS

	April 30, 2009	April 30, 2008
Asset retirement obligation – beginning balance	$172,238	$-
Liability incurred	70,783	166,736
Liability assumed – Target plan of arrangement	405,374	-
Accretion expense	28,089	5,502

Asset retirement obligation – ending balance	$676,484	$172,238

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $800,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2011.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2010 - $174,696 and 2011- $131,022.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2009, the Company is required to spend approximately $57,000(net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.  In addition, the Company is required to spend approximately $44,000 on the Golden Promise/South Golden Promise properties and US $ 36,000 on the Bootheel project.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

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

During the year ended April 30, 2008, shares and warrants were issued as follows:

•
the Company completed a bought deal offering  with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009.  Each Underwriters’ warrant entitles the Underwriter to acquire one common share of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

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

During the year ended April 30, 2009, shares and warrants were issued as follows:

•
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

•
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

•	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

•	As of April 30, 2009 Universal has 7,144,000 shares and 7,500,000 warrants that remain in escrow

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

The following is a summary of warrants outstanding at April 30, 2009, 2008 and 2007 and changes during the years then ended.

	April 30, 2009		April 30, 2008		April 30, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	8,694,500	$1.76	399,883	$1.25	9,240,951	$1.22
Private placement/Issuance	9,783,300	0.91	8,694,500	1.76	106,820	0.75
Exercised	-	- -	(399,883)	1.25	(8,947,888)	1.14
Outstanding, end of the year	18,477,800	1.31	8,694,500	1.76	399,883	1.25

At April 30, 2009, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
2,283,300	0.60	July 31, 2009
8,694,500	1.25/1.80[1]	October 4, 2009
7,500,000	1.00	July 29, 2011

18,477,800

1 694,500 of these are agent warrants and exercisable at $1.25 per warrant

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers.  Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following is a summary of stock options outstanding at April 30, 2009, 2008 and 2007 and changes during the years then ended.

	April 30, 2009		April 30, 2008		April 30, 2007
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	9,593,000	$1.71	8,981,984	$1.62	6,364,748	$0.68
Exercised	-	-	(1,288,984)	0.59	(2,672,764)	0.53
Cancelled or expired	(6,090,501)	1.36	(1,100,000)	2.23	(700,000)	0.84
Granted	6,480,001	0.39	3,000,000	1.76	5,990,000	2.04

Outstanding, end of year	9,982,500	$0.71	9,593,000	$1.71	8,981,984	$1.62

Currently exercisable	7,162,010	$0.83

Due to the prolonged decline in market conditions, and to aid in employee retention, 2,850,000 stock options previously granted to non-insiders were re-priced at $0.87 per share.  In addition, insiders gave back to the Company options to purchase 2,625,000 shares for cancellation, all of which were re-granted during the second quarter, at $0.27 per option with a 12 month vesting period.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2009, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
400,000	400,000	0.45	February 4, 2010
75,000	75,000	0.45	June 14, 2010
130,040	130,040	0.25	August 16, 2010
150,000	150,000	0.90	January 5, 2011
850,000	850,000	1.00	January 18, 2011
175,000	175,000	1.32	April 24, 2011
1,150,000	1,150,000	0.87/1.32[1]	May 1, 2011
250,000	250,000	1.32	May 24, 2011
300,000	300,000	0.87/1.43[2]	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
50,000	50,000	0.87	January 12, 2012
50,000	50,000	2.50	February 1, 2012
150,000	150,000	0.87	March 6, 2012
40,000	40,000	0.87	March 13, 2012
200,000	200,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
150,000	150,000	0.87	April 23, 2012
132,000	132,000	0.86	May 1, 2012
100,000	75,000	0.87	August 1, 2012
829,960	622,470	1.00	August 29, 2012
150,000	112,500	0.87	October 15, 2012
75,000	50,000	0.87	December 7, 2012
100,000	50,000	1.41	February 21, 2013
180,000	90,000	0.62	February 26, 2013
187,500	112,500	0.81	April 23, 2013
250,000	62,500	0.88	May 23, 2013
120,000	30,000	0.47	June 5, 2013
150,000	37,500	0.50	August 1, 2013
1,900,000	950,000	0.27	September 15, 2013
750,000	187,500	0.15	October 23, 2013
350,000	175,000	0.27	October 27, 2013
100,000	-	0.15	December 17, 2013
100,000	-	0.20	January 29, 2014

9,982,500	7,195,010

1 100,000 of these stock options are exercisable at $0.87 per option and 1,050,000 are exercisable at $1.32 per option.
2 150,000 of these stock options are exercisable at $0.87 per option and 150,000 are exercisable at $1.43 per option.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2009 totaled $3,312,632 (2008 - $7,097,948, April 30, 2007 - $3,696,601).  The weighted average price of options granted in the year was $0.27 (April 30, 2008 - $1.76, April 30, 2007 - $2.04).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.  Due to re-pricing the options, an additional $255,012 was recorded as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years ended April 30, 2009, 2008 and 2007:

	April 30, 2009	April 30, 2008	April 30,2007

Risk-free interest rate	3.09%	3.06%	3.79%
Expected life of options	5 years	5 years	5 years
Annualized volatility	92%	154%	239%
Dividend rate	0%	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during year ended April 30, 2009:

(a)
10,270,000 common shares valued at $5,282,400, 2,655,000 common shares valued at $686,608 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).  Also, exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

(b)	Mineral property costs of $11,260 were incurred and included in accounts payable.

(c)	A mineral property impairment charge of $14,000,000 was charged in the last quarter of fiscal 2009.

(d)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(e)
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

(f)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 8).

(g)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 8).

(h)	included in accounts payable was $1,018,647 related to mineral property costs.

(i)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a)	the Company recognized fair market value of $996,071 in respect of stock options and agent’s warrants exercised (Note 8).

(b)	the Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 8).

(c)	included in accounts payable was $810,505 related to mineral property costs.

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•	during the year ended April 30, 2009 the Company acquired Target (a company with directors and officers in common) via a plan of arrangement. (see Note 4)

•	at April 30, 2009, management fees of $26,250 (April 30, 2008 - $Nil, April 30, 2007 - $Nil) were owed to former directors of Target, and is included in due to related parties

•	incurred management fees of $31,250 (2008 – $56,250, 2007 - $Nil) to a private company controlled by a former officer.

•
incurred legal fees of $24,998 (2008 – $122,577, 2007 - $25,882) to a law firm of which a director is a partner. At April 30, 2009, $24,998 (April 30, 2008 - $106,961, April 30, 2007 - $Nil) was owed to this party and is included in due to related parties

•
incurred geological consulting fees of $12,500 (2008 – $15,600, 2007 - $33,075) to a private company owned by a director. At April 30, 2009, $47,250 (April 30, 2008 - $Nil, April 30, 2007 - $5,830) was owed to this party and is included in due to related parties

•
incurred independent directors’ fees of $100,500 (2008 - $108,500, 2007 - $60,500).  Included in accounts payable and accrued liabilities at April 30, 2009 is an amount of $27,058 (April 30, 2008 - $Nil April 30, 2007 - $Nil) owed to the directors.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (cont’d...)

•
paid rent for its Newfoundland office of $97,153 (2008 - $45,660, 2007 - $Nil) to a private company that has a director in common.   The landlord agreed to terminate the lease with the Company effective January 31, 2009. The Company is currently renting office space in the same building on a month to month basis.  Subsequent to April 30, 2009, the Company terminated the use of this office space.

These transactions were incurred in the normal course of operations, other than the Target acquisition (Note 4) and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss before income tax recovery	(22,025,538)	(12,933,204)	$(5,533,011)

Expected income tax recovery at statutory rates	$(7,322,831)	$(4,299,902)	$(1,961,735)
Non-taxable items	1,359,883	3,942,847	1,965,026
Non-capital loss and resource expenditure benefits unrecognized (recognized)	4,661,648	357,055	(3,291)

Total income recovery	$(1,301,300)	$-	$-

The significant components of the Company's future tax assets are as follows:

	2009	2008	2007

Future tax assets:
Loss carry forwards	$2,614,089	$822,869	$606,851
Marketable securities	442,330	334,969	11,033
Equipment	103,748	55,156	17,405
Share issuance costs	234,613	373,537	243,054
Mineral property and related exploration expenditures	5,873,818	1,425,338	917,927

	9,268,598	3,011,869	1,796,270

Less: valuation allowances	(9,268,598)	(3,011,869)	(1,796,270)

Net future tax assets	$-	$-	$-

During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $1,301,300 on the exploration expenditures to be renounced to shareholders were applied against capital stock in fiscal 2009 as the expenditures were renounced in the first quarter of fiscal 2009.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	April 30, 2009	April 30, 2008

Equipment:

United States	$7,106	$-
Canada	475,580	507,883
	$482,686	$507,883

Mineral properties:

United States	$3,900,216	$-
Canada	25,436,612	27,071,981

	29,336,828	27,071,981

	$29,819,514	$27,579,864

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT (cont’d…)

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

14.           FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at April 30, 2009 and April 30, 2008, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2009, the Company has accounts payable denominated in US dollars of $133,216 and cash of $122,207 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $1,310 gain/loss.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Included in other receivables is an unsecured amount of $31,000 (net of provision for bad debt - $93,270), owing from an employee.  The maximum exposure for the Company is $124,270, the full amount of this receivable.  Any recovery above the current balance will be recorded to income upon receipt.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST receivable due from the Government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS (cont’d…)

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

15.	CONTINGENCY

Litigation with Universal Uranium Ltd.

Crosshair Exploration announced on April 28, 2009 that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two tranches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law.

16.            SUBSEQUENT EVENT

Stock options

Subsequent to April 30, 2009, the Company granted 2,745,000 stock options at an exercise price of $0.27 per option with a 5 year expiry date.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2009			2008
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$3,481,036	$-	$3,481,036	$14,574,572	$-	$14,574,572
Long-term receivables	31,000	-	31,000	115,826	-	115,826
Bonds	34,109	-	34,109
Equipment	482,686	-	482,686	507,883	-	507,883
Mineral properties	29,336,828	(18,646,289)	10,690,539	27,071,981	(23,870,031)	3,201,950

Total assets	$33,365,659	$(18,646,289)	$14,719,370	$42,270,262	$(23,870,031)	$18,400,231

Liabilities
Current liabilities	$839,867	$-	$839,867	$1,302,566	$-	$1,302,566
Future reclamation costs	676,484	-	676,484	172,238	-	172,238
Flow-through share liability	-	30,685	30,685	-	536,250	536,250
Shareholders’ equity
Capital stock	67,793,186	765,050	68,558,236	60,948,053	(536,250)	60,411,803
Contributed surplus	15,429,680		15,429,680	10,496,726	-	10,496,726
Deficit	(51,373,558)	(19,442,024)	(70,815,582)	(30,649,321)	(23,870,031)	(54,519,352)

Total liabilities and shareholders’ equity	$33,365,659	$(18,646,289)	$14,719,370	$42,270,262	$(23,870,031)	$18,400,231

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2009	2008	2007
Loss for the year under Canadian GAAP	$(20,724,237)	$(12,933,204)	$(5,533,011)
Adjustments:
Mineral property expenditures incurred during the year	(4,115,682)	(11,262,238)	(9,310,881)
Mineral properties written off during the year	9,339,424	-	-
Flow-through share premium paid in excess of market value	505,565	-	-
Future income tax recovery	(1,301,300)	-	-
Loss under US GAAP	$(16,296,230)	$(24,195,442)	$(14,843,892)
Weighted average number of common shares outstanding under US GAAP	93,584,687	72,997,081	62,293,444
Loss per share under US GAAP	$(0.17)	$(0.33)	$(0.24)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2009	2008	2007
Net cash flows from operating activities
Under Canadian GAAP	$(3,414,510)	$(5,501,079)	$(3,798,445)
Mineral properties	(5,145,919)	(10,076,855)	(8,238,406)
Net cash used in operating activities under US GAAP	(8,560,429)	(15,577,934)	(12,036,851)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	(980,511)	15,310,838	12,926,385
Net cash flows used in investing activities
Under Canadian GAAP	(6,053,579)	(10,845,302)	(8,764,499)
Mineral properties	5,145,919	10,076,855	8,238,406
Net cash used in investing activities under US GAAP	(907,660)	(768,447)	(526,093)

Net increase in cash and cash equivalents during the year	(10,448,600)	(1,035,543)	363,441
Cash and cash equivalents, beginning the year	13,275,874	14,311,417	13,947,976
Cash and cash equivalents, end of year	$2,827,274	$13,275,874	$14,311,417

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

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

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2008, the Company issued 3,575,000 flow-through shares for total proceeds of $5,005,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $536,250 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $536,250 was recorded for the unexpended amount as of April 30, 2008.

In relation to the April 2008 flow-through share issuance a premium of $505,565 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $30,685 was recorded for the unexpended amount as of April 30, 2009.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2009, 2008 and 2007 were 93,584,687, 72,997,081, and 62,293,444, respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

Effective May 1, 2007, the Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. Additionally, FIN No. 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN No. 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold.   The adoption of FIN No. 48 did not have a cumulative effect on the Company’s financial statements.

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

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 155 ('SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company evaluated the impact of this statement and determined this statement has no material impact on its financial position and results of operations.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2009
(Expressed in Canadian Dollars)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

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

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are assessing the potential impact that the adoption of FSP FAS 142-3 may have on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Financial Statements.

In June 2008, the FASB issued EITF Issue 07-5 (EITF 07-5), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 Accounting for Derivatives and Hedging Activities, specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. EITF 07-5 is effective for us on May 1, 2009. Adoption of EITF 07-5 is not expected to have a material impact on our financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interest in Variable Interest Entities (FSP 140-4). FSP 140-4 requires additional disclosure about transfers of financial assets and an enterprise’s involvement with variable interest entities. FSP 140-4 is effective for the first reporting period ending after December 15, 2008. The adoption of FSP 140-4 is not expected to have a material impact on our consolidated financial statements.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19.	EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966
1.2(1)	Memorandum dated August 31, 1966
1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967
1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975
1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994
1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994
1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999
1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004
1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004
1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004
1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005
1.12(1)	New Articles - 2004
2.1(1)	Specimen Common Share certificate
2.2(1)	Sample of Warrant Terms and Conditions
3.1	Voting Trust Agreement between Crosshair and Universal dated July 29, 2008
4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)
4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)
4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)
4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006
4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6	Stock Option Plan dated July 31, 2008
4.7	Sample Stock Option Grant Certificate
4.8(3)	Agreement with Triassic Properties Limited regarding Otter and Portage Lake, dated December 2, 2005
4.9(5)	Independent Consulting Services Agreement with Douglas R. Brett, Inc. and Douglas R. Brett dated August 1, 2007
4.10(6)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008
4.11(7)	Purchase and Sale Agreement dated June 4, 2008 with Gemini and Paragon
4.12(7)	Employment Agreement with Paul Hosford dated January 21, 2008
4.13(7)	Underwriting Agreement with Canaccord Capital Corporation and Thomas Weisel Partners Canada Inc. dated March 26, 2008
4.14(7)	Warrant Indenture dated April 4, 2008 with Computershare Trust Company of Canada
4.15	Employment Agreement with Joseph Miller dated July 31, 2008
4.16	Purchase and Sale Agreement between Crosshair and Universal dated July 29, 2008
4.17	Escrow Agreement between Crosshair, Universal and Computershare Investor Services Inc. dated July 29, 2008
4.18	Settlement and Release Agreement made among Universal, Silver Spruce and Crosshair dated July 29, 2008
4.19	Subscription Agreement between Universal and Crosshair with respect to Crosshair’s July 28, 2009 subscription for 2,222,222 units of Universal at a price of $0.45 per unit
4.20(8)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009
4.21	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009
4.22	List of Crosshair Subsidiaries
4.23
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.24	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007
4.25	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008
4.26	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008
4.27	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.28	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008
11.1(4)	Code of Ethics
12.1	Section 302 CEO Certification
12.2	Section 302 CFO Certification
13.1	Section 906 CEO Certification
13.2	Section 906 CFO Certification
15.1	Consent of Author – Thomas C. Pool, P.E.
15.2	Consent of Author – Gary H. Giroux, P.Eng., MASc.
15.3	Consent of Author – Jeffery A. Morgan, B.Sc., P.Geo.
15.4	Consent of Author – Gary H. Giroux, P.Eng., MASc.
15.5	Consent of Author – Larry R. Pilgrim, B.Sc., P.Geo.
15.6	Consent of Author –David A. Ross, M.Sc., P.Geo

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(5)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2007.
(6)	Filed as an exhibit to our Form 6K filed April 16, 2008.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2008.
(8)	Filed as an exhibit to our Form 6-K filed January 29, 2009.

GLOSSARY OF GEOLOGICAL TERMS

The following is a glossary of certain geological terms used in this Form 20-F Annual Report:

Anomalous means having a geochemical or geophysical character which deviates from regularity.

Anticline means a fold with strata sloping downward on both sides from a common crest.

Archean means of or relating to the oldest known rocks, those of the Precambrian Eon, Basalt means a hard, dense, dark volcanic rock composed chiefly of plagioclase, pyroxene, and olivine, and often having a glassy appearance.

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

eU3O8 means equivalent uranium as determined from a gamma log measured by a downhole probe.  Expressing the uranium content in this manner is standard industry practice for uranium exploration in the USA.

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

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

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

Striae means grooves on a rock surface caused by the movement of a glacier over the rock.  Provides a direction for tracing boulders to their source.

Strike means the direction or trend of a geologic structure.

Syncline means a fold in rocks in which the rock layers dip inward from both sides toward the axis.

Tuff means hard volcanic rock composed of compacted volcanic ash.

UTM grid means Universal Transverse Mercator grid.

Vein means a thin sheet-like intrusion into a fissure or crack, commonly quartz-bearing.

Volcanic means a description of rocks originating from volcanic activity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito

By:	Mark J. Morabito
Chief Executive Officer

Date: June 25, 2009