Form 20-F
CROSSHAIR EXPLORATION & MINING CORP
filed 2010-07-30
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2010

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
Mark Morabito, Phone: (604) 681-8030, mmorabito@explorationgroup.com Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 131,477,493

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

Index to Exhibits on Page 113

CROSSHAIR EXPLORATION & MINING CORP.
(the “Company” or “Crosshair”)

FORM 20-F ANNUAL REPORT

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

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in our disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” under applicable securities laws.  Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” or “should,” be taken or occur, or other similar expressions. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:

•	the risks associated with outstanding litigation, if any;

•	risks associated with project development;

•	the need for additional financing;

•
operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

•	fluctuations in metal prices;

•	title matters;

•	environmental liability claims and insurance;

•	reliance on key personnel;

•	the potential for conflicts of interest among certain officers, directors or promoters with certain other projects;

•	the absence of dividends;

•	currency fluctuations;

•	competition;

•	dilution;

•	the volatility of our common share price and volume;

•	tax consequences to U.S. shareholders;

•	risks related to our being subject to the penny stock rules;

•	risks related to our being a foreign private issuer; and

•	risks related to our possibly being a passive foreign investment company.

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

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2010, 2009, 2008, 2007 and 2006 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

	For the Year Ended April 30,
	2010	2009	2008	2007	2006
CANADIAN GAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(2,321,078)	$(20,724,237)	$(12,933,204)	$(5,533,011)	$(2,175,473)
Basic Income (Loss) Per Share	$(0.02)	$(0.22)	$(0.18)	$(0.09)	$(0.05)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)	118,114,045	93,584,687	72,997,081	62,434,069	47,264,482
Period-end Shares (#)	131,477,493	112,184,313	84,595,825	70,912,072	58,356,045
Working Capital	$3,403,009	$2,641,169	$13,272,006	$15,390,704	$14,093,821
Mineral Properties	$30,385,684	$29,336,828	$27,071,981	$14,551,292	3,919,761
Long-Term Debt	$490,458	$676,484	--	--	--
Capital Stock	$70,162,104	$67,793,186	$60,948,053	$44,135,660	$29,135,054
Shareholders’ Equity	$33,705,417	$31,849,308	$40,795,458	$30,308,076	$18,139,951
Total Assets	$34,998,792	$33,365,659	$42,270,262	$31,664,543	$18,366,392
US GAAP 1 2 3 4 5
Net Income (Loss)	$(4,359,091)	$(16,296,230)	$(24,195,442)	$(14,843,892)	$(4,374,432)
Loss Per Share	$(0.04)	$(0.17)	$(0.33)	$(0.24)	$(0.09)
Mineral Properties	$10,338,357	$10,690,539	$3,201,950	$2,076,775	$756,125
Shareholders’ Equity	$13,441,816	$13,172,334	$16,389,177	$17,833,559	$14,574,769
Total Assets	$14,951,465	$14,719,370	$18,400,231	$19,190,026	$15,202,756

1	The cumulative net loss under US GAAP at April 30, 2010 is approximately $75 million.
2	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
3	Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.
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

Period	High (1)	Low (1)
June 2010	1.0606	1.0199
May 2010	1.0848	1.0101
April 2010	1.0205	0.9948
March 2010	1.0340	1.0071
February 2010	1.0772	1.0371
January 2010	1.0695	1.0225

Average (2)
Fiscal year ended April 30, 2010	1.0721
Fiscal year ended April 30, 2009	1.1501
Fiscal year ended April 30, 2008	1.0175
Fiscal year ended April 30, 2007	1.1341
Fiscal year ended April 30, 2006	1.1779

The exchange rate was $1.0526 on July 20, 2010.

(1)	Means the intra-day high/low rate during the period.

(2)      Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

We are subject to a number of risks due to the nature of our business, including our present exploration state.  The following describes the material risks that could affect us.

There has been significant economic uncertainty since the second half of 2008 and it has affected the Company’s operations.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

• the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

• the volatility of mineral prices would impact the Company’s revenues, profits, losses and cash flow potential;

• volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

• the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2011.

No known reserves

Our properties are in the exploration stage and are without a known body of mineral reserves.

We have no mineral producing properties at this time. Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “reserves.” We have not defined or delineated any proven or probable reserves on any of our properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of uranium, vanadium, copper, gold, base metals and other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Our planned exploration programs may not result in profitable commercial mining operations

Our operations involve exploration, and there is no guarantee that any of our activities will result in commercial production of any mineral deposits.  The exploration for and development of mineral deposits involves significant financial and other risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Most exploration projects do not result in the discovery of commercially mineable deposits.  Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. Our planned exploration programs may not result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land  tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon our operations and/or our ability to receive an adequate return on our invested capital.  There is no certainty that our expenditures  made towards the search and evaluation of uranium, vanadium, copper, gold, base metals and other minerals result in discoveries of mineral resources, mineral reserves or any other mineral occurrences, or in profitable commercial mining operations.

Mining operations generally involve a high degree of risk

Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses and cost increases which could make us uncompetitive, and could lead to possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.  In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred.

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

Fluctuations in prices of uranium, vanadium, copper, gold, base metals and other minerals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on our results of operations and financial condition.

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties in Labrador, the Golden Promise, South Golden Promise and Victoria Lake properties in Newfoundland and the Bootheel and Buckpoint properties located in the United States. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

We face strong competition for the acquisition of mining properties

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, uranium and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than we do.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable, if at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

The Nunatsiavut moratorium may adversely affect our ability to raise capital

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  The moratorium has had a material adverse impact on all uranium exploration and mining companies in Labrador, regardless of whether their properties fall under Nunatsiavut  jurisdiction.  Even though the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, we have experienced waning shareholder interest and difficulty in raising the capital required for the development of our projects. If the moratorium is lifted on March 31, 2011, we expect shareholder interest and our ability to raise capital to return.

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

Our insurance will not cover all the potential risks associated with our operations

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or other properties, delays in mining, monetary losses and possible legal liability.

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

Future production from our mining properties, if any, is dependent upon the prices of uranium, vanadium, copper, gold, base metals and other minerals being adequate to make these properties economically viable

Mineral and base metals prices received, if any, could be such that our properties cannot be mined at a profit.  The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, vanadium, copper, gold, base metals and other minerals. The price of uranium, vanadium, copper, gold, base metals and other minerals fluctuates widely and is affected by numerous factors beyond our control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of  substitutes, inventory levels and carrying charges.  With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production.  Future serious price declines in the market value of uranium, vanadium, copper, gold, base metals and other minerals could cause development of and commercial production from our properties to be impracticable.  Depending on the price of uranium, vanadium, copper, gold, base metals and other minerals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties.  Future production from our mining properties, if any, is dependent upon the prices of uranium, vanadium, copper, gold, base metals and other minerals being adequate to make these properties economically viable.

In addition to adversely affecting our reserve estimates, if any, and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations.  Uranium, vanadium, copper, gold, base metals and other minerals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars.  The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

Our operations are subject to extensive governmental regulation that may adversely affect our operating costs

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters.  Although our exploration and development activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on our operations. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

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

The market price of our common shares may experience substantial volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, vanadium, copper, gold, base metals and other minerals, or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of our Chief Executive Officer, Stewart Wallis, or our Executive Chairman, Mark Morabito, or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2010 determined in accordance with U.S. GAAP, is approximately $75 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

As of July 20, 2010  we had 10,918,528 share purchase options, 511,253 share purchase units (each unit consisting of one share and one-half of one share purchase warrant) and 17,539,091 share purchase warrants  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 131,477,493 to 160,702,992.  This represents an increase of`18.19% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other shareholders may be diluted. As of July 20, 2010, there were 10,918,528 share purchase options outstanding, which, if exercised, would result in an additional 10,918,528 common shares being issued.

If we become subject to the SEC’s penny stock rules, the risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

If we do not maintain the NYSE Amex Equities (“NYSE Amex”) listing for our common shares or a listing of our common stock on another national securities exchange in the United States, and if the trading price of our common shares is less than US $5.00 per share, our common stock will become subject to the SEC’s “penny stock” rules as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US $5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

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

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

a)	the U.S. court that rendered the judgment had no jurisdiction according to applicable Canadian law;

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

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 reporting rules under the Exchange Act which may result in shareholders having less complete and timely data

The submission of proxy and annual shareholder meeting information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data than if we were subject to the SEC’s domestic issuer proxy rules under Section 14 of the Exchange Act.  The exemption from Section 16 rules under the Exchange Act that require the reporting of acquisitions and disposition of our equity securities by our officers, directors and greater than 10% shareholders also may result in shareholders having less data.

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

Litigation

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.

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

Our executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.crosshairexploration.com
Email: mmorabito@explorationgroup.com

The contact person is: Mr. Mark J. Morabito, Executive Chairman.

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

On March 31, 2009, Crosshair and Target Exploration and Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 Crosshair shares for each Target common share outstanding) with an estimated market value of approximately $2.6 million. In addition, each outstanding Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the exchange ratio of 1.2 Crosshair shares for each Target warrant or stock option exercised, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  As a result of the acquisition of Target, Crosshair acquired an interest in the Bootheel and Sinbad projects in Wyoming and Utah, USA respectively.

Property Acquisitions

Since the beginning of fiscal 2010, we have acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2010, we have dropped a total of 684 claims from our 100% owned CMB Project in Labrador, after exploration failed to identify any high priority targets for follow up on those claims.  Upon a review of the existing data, we have also dropped a total of 1,638 claims from the land package acquired from Universal Uranium Ltd. (“Universal”).

We also allowed a total of 188 claims on the South Golden Promise property to lapse after mechanical trenching to investigate a number of soil geochemistry anomalies failed to identify any bedrock mineralization.  A total of 150 claims on the Victoria Lake property have also been allowed to lapse.

The Golden Promise property was reduced by 308 claims, principally in the northeast and south portions of the property which have been prospected and no longer considered favorable.

Also during fiscal 2010, we allowed all 62 mineral claims on the Sinbad property located in Emery County, Utah, to lapse, and the State Lease with the State of Utah was not renewed.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2008	$12,784,242(1)
Fiscal 2009	$16,264,847(2)
Fiscal 2010	$1,278,652(3)

(1)           These funds were spent as outlined below:
Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$3,868,218	$-	$-	$495,884	$-
Geology	5,169,084	--	--	122,293	--
Geophysics	477,364	--	--	112,145	--
Administration	627,678	--	--	34,499	--
Technical analysis	653,085	--	--	5,575	--
Future reclamation	163,884	--	--	2,852	--
Acquisition costs	1,119,000	--	--	155,300	--
JCEAP refunds received	(150,000)	--	--	(72,619)	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$464,663	$--	$--	$6,438	$--
Geology	2,964,458	29,750	48,741	19,790	--
Geophysics	3,903	27,057	--	3,745	--
Administration	241,485	1,451	19,962	19,346	--
Technical analysis	428,500	--	1,580	10,586	--

Future reclamation	26,394	44,854	--	--	--
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796
JCEAP refunds received	(150,000)	--	--	--	--
Recovery – JV partner	--	(24,294)	--	--	--
Administration fees	--	(1,944)	--	--	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$88,713	$--	$2,952	$592,314	$--
Geology	90,800	70,282	209,190	157,040	--
Geophysics	--	123,662	--	--	--
Administration	56,770	32,435	28,961	47,242	--
Technical analysis	37,527	3,901	--	38,974	--
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	--
Acquisition costs	200,000	--	46,812	20,000	--
JCEAP refunds received	--	(70,954)	--	(6,569)	--
Recovery – JV partner	--	(71,004)	(18,236)	(4,352)	--
Administration fees	--	(8,260)	--	(348)	--

We expect to incur capital expenditures of approximately $22 million for fiscal year 2011.  Our capital expenditures are financed through sales of our common shares.

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

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial and U.S. Federal and State of Wyoming governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.  We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

In April 2008, Labrador’s Nunatsiavut government announced a moratorium on uranium mining for the next three years on Inuit land it governs until March 31, 2011 after which the issue will be revisited.  The moratorium has had a material adverse impact on all uranium exploration and mining companies in Labrador, regardless of whether their properties fall under the Nunatsiavut  jurisdiction.  Even though the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, we have experienced waning shareholder interest and difficulty in raising the capital required for the development of our projects. If the moratorium is lifted on March 31, 2011, we expect shareholder interest and our ability to raise capital to return.

Seasonality

We can only carry out exploration when weather is favorable.  Typically, we cannot carry out any work at a reasonable cost during the months of November and December for winter freeze-up and March and April for spring break-up on our Canadian properties.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable

Sources/Availability of Raw Materials

Not applicable

4.C.	Organization Structure

Crosshair is a corporation subject to the BCBCA.  Crosshair owns 100% of the issued and outstanding shares in each of the following subsidiaries:

1.	Target Exploration and Mining Corp. (“Target”), a British Columbia corporation.

a.	Target owns all of the issued and outstanding shares in 448018 Exploration Inc., a Nevada Corporation

i.
448018 Exploration Inc., has the contractual right to earn-in to a 75% interest in The Bootheel Project LLC, a Colorado limited liability corporation by spending a cumulative US $3,000,000 in qualifying exploration expenditures; and issuing 125,000 common shares on or before June 7, 2011.  On September 3, 2009, 448018 Exploration, Inc. achieved the US $3,000,000 in qualifying exploration expenditures and had issued the 125,000 common shares, and completed its earn-in of the 75% interest in The Bootheel Project LLC.

2.	Gemini Metals Corp., a British Columbia corporation.

4.D.	Property, Plants and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in the Province of Newfoundland and Labrador, Canada and the State of Wyoming, U.S.A.  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 5,009 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006 and our current monthly rent is approximately $10,073. We had an office at Suite 301, 66 Kenmount Road, St. John’s, Newfoundland, Canada until July  31, 2009 when the office was closed due to current economic conditions and the company’s program to reduce monthly expenditures.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.G., P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the following technical reports: (i) CMB property - Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008 (the “CMB Report”), prepared by Gary H. Giroux, P.Eng. M.A.Sc., and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101; (ii) CMB JV – the Form 43-101 Technical Report on the CMBNW Property, Labrador, Canada dated June 22, 2009 (the “CMB JV Report”) written by David A. Ross, M.Sc., P. Geo of Scott Wilson Roscoe Postle Associates Inc., (iii) Bootheel – the Form 43-101 Technical Report on the Shirley Basin Uranium Properties, Wyoming, prepared for Target dated July 8, 2007 written by Thomas C. Pool, P.E. (the “Bootheel Report”), (iv) – the Form 43-101 Technical Report on the Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, amended September 23, 2008, (the “GP Report”) written by Gary H. Giroux, P.Eng. MASc. and Larry R. Pilgrim, B.Sc., P.Geo.  and (v) Technical Report on the Bootheel Uranium Property, Shirley Basin Mining district, Albany County, Wyoming, USA, prepared for Crosshair and dated September 8, 2009, written by Douglas H. Underhill, Ph.D., C.P.G. and William E. Roscoe, Ph.D. P. Eng. of Scott Wilson Roscoe Postle Associates.  Copies of these reports are available on SEDAR at www.sedar.com.

Newfoundland

Newfoundland
N
Millertown Junction
Badger
Buchans
Millertown
Golden Promise
South Golden Promise
Wild Cove
Victoria Lake
5400000m
5380000m
5360000m
5340000m
460000m
480000m
500000m
520000m
540000m
0
10
20
Kilometers
CROSSHAIR
Golden Promise, South Golden Promise and Victoria Lake Properties Location Map
Drawn: LP
NTS: 12 A
Figure
Scale: 1:500,000
DATUM NAD27
Date: July 2010

Golden Promise Property and Agreements

Paragon Minerals Corp. (“Paragon”) acquired an option to earn a 100% interest in the Golden Promise property subject to an underlying option agreement with William Mercer and Stephen Courtney on a portion of the property surrounding the Jaclyn Zones.  A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($230,000 paid) and 100,000 Paragon common shares, all of which have been issued.  Mr. Mercer’s property includes the Jaclyn deposit and he is entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at anytime.  Mr. Mercer also receives $20,000 per year as Advance Royalties deductable from his NSR.  The option arrangement with Mr. Courtney involves 6 claims (150 hectares) with payments totaling $35,000 ($35,000 paid). Mr. Courtney is entitled to a 2% NSR on his property subject to a $1 million buyback of 50% of the NSR at anytime.  There is no known mineralization on his property.  Paragon staked claims in the immediate vicinity of the vendors’ claims.

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

Crosshair entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between Crosshair and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest. This agreement terminated the original property option earn-in agreement with Paragon, and Crosshair also abandoned the previously approved Plan of Arrangement with Gemini whereby Crosshair was to transfer its gold and volcanic-hosted massive sulfide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the Golden Promise, South Golden Promise and Victoria Lake properties into a separate publicly traded company to be known as Gemini.

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

The Golden Promise Property consists of five map-staked licenses located east, and northeast of Red Indian Lake in west central Newfoundland on National Topographic System (NTS) Map Sheet 12A/16,part of the Grand Falls – Buchans Electoral District.    The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

The five blocks of licenses cover 18,125 hectares in 725 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements.

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

History and Previous Work

The exploration history of the vast majority of the property dates back only as far as 2002, when a prospector working in an area burned by a major forest fire in 1999 located gold-bearing quartz boulders immediately north of Route 370 approximately 10 kilometers southwest of the town of Badger.  Exploration in the region prior to 2002 traditionally focused on the productive massive sulfide districts located south and west of the current property boundaries.  The mining town of Buchans, located about 30 kilometers west - southwest of the property, produced very rich ores that carried high combined grades of zinc (14.5%), copper (1.4%), lead (7.6%), gold (1.3 grams per  tonne) and silver (126 grams per tonne) for 56 years prior to closing in 1984.

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

Regional Geology and Mineralization

The property is largely underlain by sedimentary rocks of the Badger Group.  The Badger Group conformably overlies Caradocian black shale, which in turn overlies Ordovician volcanic and sedimentary rocks of the Victoria Lake Supergroup.  The volcanic sequences of the Victoria Lake Supergroup are among the most prolific hosts to massive sulfide copper/lead/zinc deposits in Canada.

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

An NI 43-101 Technical Report titled Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, was completed by authors Gary H. Giroux, P.Eng. MASc. and Larry R. Pilgrim, B.Sc., P.Geo.  Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, and using a 1 gram per tonne gold cutoff, Gary H. Giroux calculated an inferred resource of 89,500 ounces of gold in the Jaclyn Main Zone contained within a total of 921,000 tonnes of rock averaging 3.02 grams per tonne gold.  The report was then amended by both authors on September 23, 2008 to include additions to the recommended work programs including a second phase work program on the Golden Promise Property consisting of a bulk sample program, as well as further drilling and metallurgical work.

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

We optioned the Golden Promise property from Paragon on May 1, 2006 and carried out further drilling in June.   This program, completed in February 2007, included 5,488 meters of drilling in 29 holes on the Jaclyn Main, Jaclyn North and Jaclyn South Zones.  From June 2007 through December 2007 a 23 hole 3,926 meter drill program was completed in the Jaclyn area.  The focus of the drilling was the continued evaluation of the Jaclyn Main Zone (19 holes, 3,135 meter), and Jaclyn North Zone (4 holes, 790 meter).

During the current fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657m) tested the Jaclyn North showing and four holes (572 m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.  Highlights include:

-
19.9 gpt gold over 1.6m (from 327.27m to 328.87m) including 31.37 gpt gold over 0.58m

(from 327.7m to 327.85m) and 7.72 gpt gold over 0.5m (from 327.85m to 328.35m) and

18.89 gpt gold over 0.52m (from 328.35m to 328.87m) in hole GP10-121.

-
11.1 gpt gold over 0.9m (from 28.0m to 28.9m) including 18.9 gpt gold over 0.4m

(from 28.0m to 28.4m) and 78.1 gpt gold over 0.6m (from 52.9m to 53.5m) including

129.1 gpt gold over 0.3m (from 53.2m to 53.5m) in hole GP10-114.

-	6.1 gpt gold over 2.3m (from 23.6m to 25.9m) including 16.7 gpt gold over 0.8m (from 25.1m to 25.9m) and 34.2 gpt gold over 0.3m (from 25.1m to 25.4m) in hole GP10-115

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit are currently with SGS where additional metallurgical test work will further define the extraction process flow sheet.

The Jaclyn North occurrence, located 250 meters north of the Jaclyn Zone, has been tested by 13 drill holes and has been defined over a 450 meter strike length.  The occurrence has returned values up to 5.24 grams per tonne gold over 1.70 meters.

The Jaclyn South occurrence, located 300 meters southeast of the Jaclyn Zone, comprises two subparallel quartz veins, one of which is up to 3.4 meters thick.  The zone has been tested by four drill holes from which the best result obtained to date is 0.30 meters grading 44.6 grams per tonne gold.

As of January 2007, over $3.7 million in exploration work has been carried out on the property since 2002.  By April 30, 2010, we had spent approximately $5.4 million on exploration of the property.  The aggregate work includes 98 drill holes of which 71 have been drilled on the Jaclyn Main Zone, 10 holes at Jaclyn North , 4 holes at Jaclyn South, 2 holes at Justin’s Hope, 3 holes at Jaclyn East, 4 holes at Jaclyn West, 2 holes at the Christopher Zone and 2 holes at the Shawn’s Shot occurrence.  The drilling followed an extensive soil sampling, prospecting and trenching program, which included excavation of 30 surface trenches, ~6,000 soil samples and ~2,400 rock, float and grab samples, as well as geological and structural mapping surveys.  An 8,250 kilometer high resolution airborne magnetic and electromagnetic survey was flown in late 2003 to assist in the geological mapping and structural interpretation of the property.  The airborne survey was extremely successful in outlining the trace of the Caradocian shale, a key marker unit closely associated with the mineralization at the Jaclyn Main Zone in particular.

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

The South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 5,450 hectares in 218 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements.

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

Property Location

The South Golden Promise and Victoria Lake properties consist of two separate blocks of licenses located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District.  The South Golden Promise property is underlain by similar geology to that of the Golden Promise property, which is contiguous and immediately northeast of the South Golden Promise claims.  The South Golden Promise agreement also includes the Victoria Lake claims, where exploration has focused on massive sulfide deposits as opposed to gold, which is the focus of exploration at Golden Promise and South Golden Promise.

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

The Victoria Lake claims have received the most intensive exploration of all of the South Golden Promise property.  The claims are considered highly prospective to host significant quantities of massive sulfides rich in copper, lead, zinc, gold and silver.  Noranda carried out numerous exploration programs over the past 25 years including diamond drilling.  Favorably altered volcanic rocks were encountered in several localities and suggest that massive sulfide bodies could exist on the claims.  Work by Paragon in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group.  Results include sulfide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.  The claims covering this gold showing were abandoned by us in 2009.  No work has been carried out on the Victoria Lake Claims during the current fiscal year.

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

The Victoria Lake claims are underlain mainly by volcanic and sedimentary rocks of the Victoria Lake Group.  The felsic volcanic rocks in the area are considered highly prospective for hosting significant massive sulfide deposits and several areas of favorably altered and locally mineralized volcanic rocks are known to occur.  These areas will be the primary target of exploration efforts on that portion of the property.

Exploration and Development

Since acquiring the properties, we have completed several phases of exploration including prospecting, mapping, till and rock sampling as well as excavator trenching on targets defined by the other works.  The Victoria Lake claims also had ground gravity surveying completed to help identify potential massive sulfide targets.  Diamond drilling has been carried out on the gold targets at South Golden Promise and the massive sulfide targets at Victoria Lake.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 meters.  During 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

Further work including diamond drilling and trenching of soil geochemical anomalies is recommended for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us.  Favorably altered, sulfide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulfides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  Further work including diamond drilling has been recommended.  No work was carried out in the current fiscal year.

Labrador—Central Mineral Belt

Labrador
N
Postville
6050000m
6000000m
600000m
650000m
70
Legend
CMB Property
CMB Joint Venture
Labrador Inuit Lands
Inuit Settlement Area
CROSSHAIR
10 0 10 20
Kilometers
CMB and CMB-JV Property Locations, Labrador
Drawn: LP
NTS: 13 K
Figure
Scale: 1:650,000
DATUM NAD27
Date: July 2010

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

In May 2007, we entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby we acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licenses in the Central Mineral Belt of Labrador totaling 34.75 km.  Three of the licenses, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other license, referred to as the Partridge River block, is situated approximately 95 km west of the property.  Under the terms of the agreement, we could have earned a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the vendors over a three year period.  On April 1, 2008, we terminated our option on the Stormy Lake block and the Partridge River block.

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

In the summer of 1977, a full exploration program was carried out on the C Zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totaling eight holes and 497 meters. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September.  In the winter of 1978, Shell completed a 17 hole, 1,542 meter drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization.  The following summer’s exploration program consisted of VLF-EM, magnetometer and altimeter surveys over the entire C Zone, with a 15 hole, 1,581 meter drill program to test the uraniferous zones.  Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake.  This led to a 1979 winter dril1 program of 17 drill holes totaling 1,193 meters to explore the unconformity and what became later known as Lower C Zone.

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

Current Exploration

The Company is currently carrying out a program to target the vanadium component of the resource.  The current resource includes only the vanadium found within the uranium envelope, but the ultimate vanadium resource appears to be much greater.  For example, although hole ML-181 averages 0.184% V2O8 over 155.0 m, less than 20 m was actually used in the resource estimate because the resource focused solely on uranium.  To date, the Company has sampled approximately 2,000 metres of the 4,000 metres of core to be sampled.  Highlights to date include:

-  0.179% V2O8 over 241m (from 30m to 271m) including

   0.228% V2O8 over 20m (from 204m to 224m) in hole ML-182, and

-  0.331% V2O8 over 14m (from 114m to 128m) including

   0.428% V2O8 over 4m (from 118m to 122m) in hole ML-143.

Sampling of the remaining core will be carried out in the First Quarter of the fiscal year.

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

Based on the drilling results, an NI 43-101 compliant indicated resource of 2.33 million pounds of U3O8 (1.82 million tonnes grading 0.058% U3O8) and additional inferred resource of 3.73 million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8) was estimated for the Two Time zone using a cut-off grade of 0.03% U3O8.  The resource estimate is disclosed in the CMB JV Report which was prepared in accordance with the standards of NI 43-101 and the definitions of the CIM Standards and has been filed on Sedar.  The Two Time zone remains open to depth and along strike to the south.

Very limited work has been carried out on areas outside the Two Time Zone and Crosshair is carrying out the minimum amount of work required to properly evaluate the potential of these areas and maintain only the most prospective land.  Crosshair spent approximately $80,000 during the fiscal year ending April 30, 2010, (net of recoveries from our joint venture partner and the Newfoundland JEA Program) in order to evaluate the CMB JV Project.  The field program included helicopter reconnaissance and prospecting to evaluate those claims which had not previously been worked on the ground to evaluate existing airborne radioactive anomalies and lake sediment anomalies.  The 2009 summer program resulted in the discovery of four new uranium targets as well as confirming the presence of historic high-grade mineralized float on the CMB East property which returned a high of 2.19 percent U3O8.

The Two Time Zone is in good standing until 2017, but the Company has bonded a total of $55,439 to maintain some of the other mineral properties in good standing beyond August, 2010.

Wyoming –  Bootheel and Buck Point Properties

On March 31, 2009, we acquired the Bootheel and Buck Point Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target.

On June 7, 2007, Target, now a wholly owned Crosshair subsidiary, entered into an agreement to form the Bootheel Project, LLC with URE whereby Target may acquire a 75% participating interest in two uranium properties, the Bootheel and Buck Point properties located in the Shirley Basin, Albany County, Wyoming (the “Bootheel Project”) by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011. Target has earned its 75% interest in the property as all shares have been issued and US $3.1 million has been spent as of April 30, 2010.

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

An additional five fractional claims were staked in December 2009, and The Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

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

In 1995, Cherokee sold the project and database to Cameco Corp. (“Cameco”) who carried out limited drilling and evaluation of the in-situ recovery potential. Although the results were very favorable, Cameco abandoned the property in 1998 due to the low uranium price ($10 per pound). Total drilling on the property is estimated to be over 600,000 feet. The known uranium zone on the property remains open for expansion.

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

The final historic drill data set acquired from Cameco in January 2009 was compiled by our geological team and  combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed us to complete an independent NI 43-101 resource estimate for the Bootheel Project as referenced in the Technical Report dated September 8, 2009 and filed on Sedar.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.

In 2009 base line permitting was initiated with the completion of sage grouse and raptor surveys.

Utah

On March 31, 2009, Crosshair acquired the Sinbad Property in Utah, USA through the acquisition of Target via plan of arrangement.  The Sinbad property is located in Emery County Utah, 20 miles southwest of Green River and less than one mile south of Interstate 70.  The property is comprised of 62 mineral claims (approximately 1,280 acres) and an adjoining 604 acres pursuant to a State Lease with the State of Utah.

During fiscal 2010, Crosshair allowed all 62 mineral claims on the Sinbad property located in Emery County Utah, to lapse, and the State Lease with the State of Utah was not renewed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2010, 2009, and 2008 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 17 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report.  Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

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

Recent Canadian Accounting Pronouncements

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standards provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn. The the adoption of this section did not have a significant effect on its financial statements.  This section was adopted effective May 1, 2009 with no significant impact on the Company’s financial statements.

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

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing May 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending July 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheets at both April 30, 2010 and 2011.

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its second fiscal quarter October 30, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter January 31, 2011.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2010, 2009 and 2008.

We have adopted the fair value based approach to share-based compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2010 compared to the fiscal year ended April 30, 2009

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.02 per common share, compared with a net loss of $20,724,237 or $0.22 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2010 increased to 118,114,045 from 93,584,687 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (25,000 common shares) in the 3rd quarter of fiscal 2010
•	Various financings (12,100,000 common shares) completed in the 3rd quarter of fiscal 2010

•	Settlement of vendor debt (350,000 common shares) in the 3rd quarter of fiscal 2010
•	Financing (6,818,180 common shares) competed in the 4th quarter of fiscal 2010

Expenses

Expenses for the current year were $3,087,573, $3,827,330 (55%)  lower than in fiscal 2009 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of decreased Company activity in fiscal 2010.

Stock-based compensation expense for 2010 was $2,262,948 (68%) lower than in 2009 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and fewer stock options vesting in the current period partially offset by new incentive stock options being granted to employees and management as a means to retain core staff during the downturn in the industry.

Wages and salaries decreased in 2010 by $709,320 (52%) from 2009 due primarily to on-going expenditure reductions partially offset by a reduction in support for exploration related activities and a lower staff compliment.

Audit and accounting expenditures decreased by $38,988 (23%) when compared to fiscal 2009.

Investor relations expenditures decreased by $93,735 (56%) from fiscal 2009 due to reducing investor and public relations activities.

Legal expenditures increased by $64,689 (29%) over fiscal 2009 as a result of fees directly associated with the litigation with Universal

Office and administrative expenses decreased by $148,410 (45%) due to the overall reduction in office activities and reduction in staff.

Other Income (Expenses)

Other expenses decreased in fiscal 2010 by $15,058,379 to $52,255 compared with $15,110,634 in 2009.  The Company’s Sinbad project was written off during the year as a result $229,796 was recorded for this write-off. Additionally, the company’s interest income was $126,303 lower than the prior year due to the lower average cash balances and the Company realized a gain on Marketable securities of $66,667 compared to last year’s loss of $1,290,195.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $818,750 related to the renouncing in the current fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2010, the Company issued 13,918,180 common shares on a flow-through basis for gross proceeds of $3,275,000 which were renounced in fiscal 2010.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property exploration expenditures of $1,401,040 due primarily to the exploration and drilling activities on the CMB Moran Lake property totaling $273,810; CMB-JV totals $80,062 (net of recoveries); Bootheel totaling $222,867; and Golden Promise totaling $824,301.

Working Capital

Working capital was $3,403,009 as at April 30, 2010 compared with $2,641,169 as at April 30, 2009, up by $761,840. The increase was mainly due to cash provided by financing activities of $3,817,314, which was then partially offset by operating and investing activities of the Company during fiscal 2010.

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

Expenses

Expenses for the 2009 fiscal year were $6,914,903, $4,137,065 (37%)  lower than in fiscal 2008 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of the cash conservation program implemented late in the second quarter of 2009.  Cash expenses were $3,281,699, $518,681 (14%) lower than fiscal 2008.

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

Future Income Tax Recovery

The company recognized a recovery of future income tax of $1,301,300 related to the renouncing in the 2009 fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000 which were renounced in fiscal 2009.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the 2009 fiscal year, the Company incurred total mineral property expenditures of $16,264,847 due primarily to the acquisition of CMB JV in Labrador ($7,132,327), the acquisition of Target ($3,829,933), the acquisition of Golden Promise in Newfoundland ($746,122) and exploration and drilling activity on the CMB Moran Lake property totaling $4,349,403.  Mineral property expenditures incurred in the prior year were $12,784,242 primarily related to the drilling, geological and geophysical activities associated with Moran Lake ($11,928,313) and Golden Promise/South Golden Promise property ($855,929).

Working Capital

Working capital was $2,641,169 as at April 30, 2009 compared with $13,272,006 as at April 30, 2008, down $10,630,837. The decrease was mainly due to cash used in operations ($3,414,510) and mineral property investing activities ($6,053,579)   Accounts payable and accrued liabilities decreased by $353,529 which was partially offset by a reduction to accounts receivable of $426,812.

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2010, April 30, 2009 and April 30, 2008

As of April 30, 2010, the Company had cash and cash equivalents of $3,427,511 (April 30, 2009 - $2,827,274) and working capital of $3,403,009 (April 30, 2009 - $2,641,169).  Cash used in operating activities during 2010 was $2,259,495 compared with $3,414,510 in 2009. Cash utilized in investing activities decreased by $5,095,996 to $957,583 primarily as a result of reduction of cash expenditures associated with exploration activities.  Cash from financing activities increased to $3,817,315 when compared to 2009.  The increase was the result of financings completed during the year and the exercise of stock option.

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

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

As at April 30, 2010, we had the following contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$--	$--	$--	$--	$--
Operating Lease Obligations	139,365	139,365	-	--	--
Total	$139,365	$139,365	$-	$--	$--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito	43	Executive Chairman
C. Stewart Wallis	65	Chief Executive Officer, President and Director
Jay Sujir 2	52	Non-Executive Chairman and Director

Name	Age	Position
Ian B. Smith 1 2	64	Director
Chris Collingwood 1	63	Director
Derrick (Rick) Gill 1 2	62	Director
Joseph Miller	47	Director
Adam Kniec	42	Chief Financial Officer
1           Member of Audit Committee
2           Member of Compensation Committee

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  From 2006 to 2009, we entered into employment agreements with our senior officers and all of our full-time employees.  In August 2009, we began entering into consulting agreements with our senior management and currently have no employment agreements in effect with senior management.  See  Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements Contracts for a description of the current consulting agreements with senior management.  On January 1, 2010, we entered into a management services agreement with EGM Exploration Group Management Corp. (“EGM”) under which EGM provides shared office, administration and payroll services to the Company and as of January 1, 2010, we do not employ any staff full-time.  See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our Executive Chairman since March 1, 2010.   Mr. Morabito served as our Non-Executive Chairman from December 18, 2009 until his appointment as Executive Chairman on March 1, 2010.   He was also Chief Executive Officer from February 2003 until March 1, 2010 when Stewart Wallis was appointed to that position, and has been a Director since November of 1998.  Mr. Morabito also served as our President from February 2003 until February 18, 2008, when Paul Hosford was appointed to that position.  Mr. Morabito was appointed as President on October 21, 2008 following Mr. Hosford’s resignation from that position.  On March 31, 2009, Mr. Morabito ceased to be our President, when Stewart Wallis was appointed to that position in addition to being appointed Chief Executive Officer in 2010.  Mr. Morabito remains our Executive Chairman and a Director.

Mr. Morabito devotes approximately 30% of his time during a typical work week to our business.  Mr. Morabito also serves on the board of directors of Santa Fe Metals Corporation, Silver Quest Resources Ltd., Excelsior Mining Corp. and Alderon Resource Corp.  He is also the President and CEO of Excelsior Mining Corp. and Alderon Resource Corp.  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.

C. Stewart Wallis was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis devotes approximately 80% of his time during a typical work week to our business.  Mr. Wallis is the Managing Director of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.  Mr. Wallis also serves on the board of directors of Diamond International Exploration Inc.

Jay Sujir has been a member of our Board of Directors since February 2003.  Mr. Sujir served as our Non-Executive Chairman from his appointment on September 10, 2007 until December 18, 2009 when Mark Morabito was appointed Non-Executive Chairman.  Mr. Sujir is currently the President and CEO and a Director of Sunward Capital Corp. and is the Corporate Secretary and a Director of Santa Fe Metals Corp.  Mr. Sujir also serves on the boards of directors of AMI Resources Inc., Cannon Point Resources Ltd., Escape Gold Inc., Excelsior Mining Corp., International LMM Ventures Corp., Midasco Capital Corp., Norwood Resources Ltd., Slater Mining Corporation, Uracan Resources Ltd. and Westward Explorations Ltd.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

Ian B. Smith joined our Board of Directors in September 2006.  Mr. Smith has over 40 years’ experience in corporate, operations, and project management and consulting within the international base, precious metals and coal industries.  He has worked around the world including Africa, China, Southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of MRDI which became one of the largest and most successful mining consultancies in North America.  Mr. Smith is President and CEO and a director of Santa Fe Metals Corporation.  Mr. Smith also serves on the boards of directors of EURO Ressources S.A. and Excelsior Mining Corp.  Mr. Smith was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990.  Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

Chris Collingwood joined our Board of Directors in October 2007.  Mr. Collingwood received his BComm. from Memorial University of Newfoundland in 1970.   Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp., a privately held Newfoundland firm active in commercial and industrial real estate, Retail operations and Marine Activities, also having investments in a number of other Newfoundland companies.  Mr. Collingwood has previously served on the Audit Committee of Barclay's Bank of Canada, is a past Public Director of the Investment Dealers Association and serves on the Audit Committee of the Newfoundland & Labrador Center for Health Information.

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

Joseph Miller joined our Board of Directors on June 26, 2009.  He served as our Chief Financial Officer from September 2, 2008 until June 30, 2009.   Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta.  Prior to joining Crosshair, Mr. Miller was the Chief Financial Officer of GPS Industries Inc. and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls.  From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations.  Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia.  He received his diploma in Business Administration from Mount Royal College in 1989.  Mr. Miller is currently the Chief Financial Officer of Powerex Corp., a wholly-owned subsidiary of BC Hydro.

Adam Kniec has been our Chief Financial Officer since August 16, 2009.  Mr. Kniec is a Canadian Chartered Accountant and a U.S. Certified Public Accountant and has over 12 years of accounting, auditing and financial reporting experience with Canadian and U.S. public companies, including a number of energy and resource companies.  Mr. Kniec is the founder and President of ArkOrion Enterprises Inc., a company that provides accounting and financial reporting services to Canadian and U.S. public companies. Prior to forming ArkOrion Enterprises Inc. in 2007, Mr. Kniec was a Senior Manager at PricewaterhouseCoopers LLP in Vancouver, B.C.  Mr. Kniec received his CA designation in 2002 and is a member of the Institute of Chartered Accountants of British Columbia. In 2003, Mr. Kniec received his U.S. Certified Public Accountant designation from the University of

Illinois. He received his diploma in Accounting from Langara College in Vancouver, British Columbia in 1996 and an Advanced Certificate in Accounting from the Institute of Chartered Accountants of British Columbia in 1999.   Since January 2008, Mr. Kniec has also served as the Chief Financial Officer of Petro Vista Energy Corp., an Exchange listed company.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2010, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2010

Annual Compensation

		Salary ($)	Bonus ($)	Other Annual Compensation ($)
						Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito 1 Executive Chairman, CEO, President and Director	2010	$111,250	--	$15,964		300,000 473,528	$0.27 0.22	2014/05/28 2014/11/30
Stewart Wallis 2 CEO, President and Director	2010	$62,500	--	$79,516	3	300,000 100,000 200,000	$0.27 0.22 0.21	2014/05/28 2014/11/30 2015/01/06
Joseph Miller 4 CFO and Director	2010	$20,000	--	$4,790		125,000	$0.27	2014//05/28
Jay Sujir Director	2010	--	--		--	200,000	$0.27	2014/05/285
David Lee 6 Director	2010	--	--		--	140,000	$0.27	2014/05/28
Ian Smith Director	2010	--	--		--	150,000 50,000 100,000	$0.27 0.22 0.21	2014/05/28 2014/11/30 2015/01/06
Leo Power 7 Director	2010	--	--		--	150,000	$0.27	2014/05/28
Chris Collingwood Director	2010	--	--		--	140,000 200,000	$0.27 0.22	2014/05/28 2014/11/30
Derrick Gill Director	2010	--	--		--	240,000 250,000	$0.27 0.22	2014/05/28 2014/11/30
Adam Kniec 8 Chief Financial Officer	2010	$50,350	--	--		200,000	$0.19	2014/08/10

1	Mr. Morabito was appointed President on October 21, 2008 and ceased to be President on March 31, 2009. Mr. Morabito ceased to be CEO and was appointed Executive Chairman on March 1, 2010.
2	Mr. Wallis ceased to be a director on July 27, 2008 and was appointed a director on March 31, 2009. Mr. Wallis was appointed President on March 31, 2009 and CEO on March 1, 2010.

3	Included geological consulting fees in the amount of $77,500 paid to Sundance Geological Ltd., a private entity owned and controlled by Mr. Wallis.
4	Mr. Miller was appointed CFO on September 2, 2008 and ceased to be CFO on June 30, 2009. Mr. Miller was appointed a director on June 26, 2009.
6	Mr. Lee ceased to be a director on December 18, 2009.
7	Mr. Power ceased to be a director on December 18, 2009.
8	Mr. Kniec was appointed Chief Financial Officer on August 16, 2009.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Employment and Consulting Agreements

The Company entered into an employment agreement with Mark J. Morabito on May 1, 2006 pursuant to which the Company employed Mr. Morabito as its President and Chief Executive Officer commencing on May 1, 2006.  Under the terms of the agreement, Mr. Morabito receives an annual salary of $200,000 and an annual bonus, payable quarterly, of up to $200,000.  Mr. Morabito received an initial grant of options to purchase up to 1,000,000 common shares at a price of $1.32 per share and is to receive options to purchase up to 500,000 common shares annually.  In the event that Mr. Morabito’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.  On May 1, 2008, in light of the change to Mr. Morabito’s responsibilities with the Company, Mr. Morabito’s annual salary was reduced to $150,000 and his maximum annual bonus was reduced to $100,000.  On May 1, 2009 as part of the Company’s cash conservation efforts, Mr. Morabito’s employment agreement was amended, reducing the annual compensation to $120,000, suspending cash bonus payments in return for a 20% reduction in the hours worked.  The amending agreement was in effect for a period of 6 months at which time it could be extended for an additional 6 months at the sole discretion of the Company.  On March 1, 2010, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “MJM Consulting Agreement”), and effective March 1, 2010, the May 1, 2006 employment agreement, as amended, was terminated.   Under the terms of the MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time.  The term of the MJM Consulting Agreement is three years commencing on January 28, 2010.  MJM receives a monthly fee of $8,333 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the MJM Consulting Agreement.  In the event of a change of control, MJM will receive the equivalent of 24 months’ fees.

On July 31, 2008, the Company entered into an employment agreement with Joseph Miller pursuant to which the Company employed Mr. Miller as its Chief Financial Officer commencing on September 2, 2008.  Under the terms of the Agreement, Mr. Miller receives a salary of $150,000 and an annual bonus of up to $50,000, payable semi-annually, with the final amount being determined by the Company’s Compensation Committee.  Mr. Miller received an initial grant of options to purchase up to 150,000 common shares at a price of $0.50 per share and is to receive options to purchase up to 100,000 common shares annually.  In the event that Mr. Miller’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.  On May 1, 2009 as part of the Company’s cash conservation efforts, Mr. Miller’s employment agreement was amended, reducing the annual compensation to $120,000, suspending cash bonus payments in return for a 20%

reduction in the hours worked.  The amending agreement is in effect for a period of 6 months at which time it may be extended for an additional 6 months at the sole discretion of the Company.  Mr. Miller resigned as Chief Financial Officer on June 30, 2009 and his employment agreement was terminated effective on that date.

On March 1, 2010, the Company entered into a consulting agreement with Sundance Geological Ltd. (“Sundance”) and C. Stewart Wallis (“Wallis”) (the “Sundance Consulting Agreement”). Under the terms of the Sundance Consulting Agreement, Sundance provides the services of Wallis to act as Chief Executive Officer and President of the Company and provides general management and geological consulting services to the Company.  The term of the Sundance Consulting Agreement is three years commencing on March 1, 2010.   Under the terms of Sundance Consulting Agreement, Sundance receives a monthly consulting fee of $15,000 plus applicable taxes and is also eligible to receive an annual bonus of up to $50,000, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of Directors.  During the Term of the Sundance Consulting Agreement, Sundance will allot a minimum of 75% of Wallis’ time to the performance of the services to the Company.  In the event of termination of the Sundance Consulting Agreement, Sundance will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the Sundance Consulting Agreement.  In the event of a change of control, Sundance will receive the equivalent of 24 months’ fees.

On August 10, 2009, the Company entered into a consulting agreement (the “ArkOrion Consulting Agreement”) with ArkOrion Enterprises Inc. (“ArkOrion”) under which ArkOrion is engaged to provide management services to the Company and to provide the services of Adam R. Kniec to act as Chief Financial Officer of the Company.   The Consulting Agreement has a one year term commencing on August 16, 2009 and may be extended by the Company advising the Consultant in writing three months prior to the expiry of the term that the Company wishes to renew the Consulting Agreement for an additional one year term.  Under the terms of the ArkOrion Consulting Agreement, ArkOrion receives a monthly fee of $5,300 plus applicable taxes, such fee to be reviewed on a six month basis.  The Company will also make an initial grant to Adam R. Kniec of options to purchase up to 200,000 common shares at a exercise equal to the Company’s closing stock price on the date of the agreement, such options to have a five year term and vest in accordance with the provisions of the Company’s stock option plan.  In the event of a change of control, ArkOrion will receive the equivalent of 12 months’ fees.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2010 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of seven directors all of whom were elected at our annual general meeting of shareholders held on December 18, 2009.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Mark Morabito	November 12, 1998
Stewart Wallis1	March 31, 2009
Jay Sujir	February 19, 2003
Ian Smith	September 21, 2006

Name of Director	Director since
Chris Collingwood	October 25, 2007
Derrick Gill	May 27, 2008
Joseph Miller	June 26, 2009

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was appointed a director on March 31, 2009.

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

Composition of the Audit Committee

The members of our Audit Committee are Ian Smith, Christopher Collingwood and Derrick Gill, each of whom is an independent director and financially literate.

Relevant Education and Experience

Ian Smith.  Mr. Smith has over 40 years experience in corporate operations, project management and consulting with the international base metals, precious metals and coal industries.  Mr. Smith was the President, Chief Executive Officer, Chief Operating Officer and a director of bcMetals Corporation from October 2004 to February 2007.  He was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990.  Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

Chris Collingwood.  Mr. Collingwood received his BComm. from Memorial University of Newfoundland in 1970.  Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp., a privately held Newfoundland firm active in commercial and industrial real estate, Retail operations and Marine Activities, also having investments in a number of other Newfoundland companies.  Mr. Collingwood has previously served on the Audit Committee of Barclay's Bank of Canada, is a past Public Director of the Investment Dealers Association and serves on the Audit Committee of the Newfoundland & Labrador Center for Health Information.

Derrick Gill.  Mr. Gill received his BComm. in Accounting from Memorial University of Newfoundland in 1969.  Mr. Gill has over 30 years’ experience as an executive and director of public and private companies operating throughout North and South America and has served on the audit committees of public companies. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Linear Gold Corp. Inc.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.  We are not relying on the exemption in Section 6.1 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in our Audit Committee Charter.

Compensation Committee

We have established a Compensation Committee, which currently consists of Ian Smith, Jay Sujir and Derrick Gill.  The Compensation Committee does not operate pursuant to a written charter.

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

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2010	0(1)	0(2)
April 30, 2009	12	52
April 30, 2008	26	55

1
Pursuant to the Management Services Agreement with EGM dated January 1, 2010, EGM provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.   As such, the Company  no longer employs any full-time staff.

2	Due to the global economic conditions during the fiscal year ended April 30, 2010 and our cash conservation program, we did not employ any temporary workers during the fiscal year.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of July 20, 2010.  As of July 20, 2010, we had 131,477,493 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of July 20, 2010.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	3,129,351 1	2.40%
Stewart Wallis	1,789,600 2	1.36%
Joseph Miller	397,500 3	*
Jay Sujir	834,000 4	*
Ian Smith	312,500 5	*
Chris Collingwood	632,300 6	*
Derrick Gill	557,500 7	*
Adam Kniec	100,000 8	*
David Y.T. Lee	N/A 9	N/A
Leo Power	N/A 9	N/A

Directors and Executive Officers as a group	7,752,751	5.90%

*           Indicates less than one percent.
1	Includes options to purchase 2,615,145 common shares exercisable within 60 days of July 20, 2010.
2	Includes options to purchase 1,005,000 common shares exercisable within 60 days of July 20, 2010.
3	Includes options to purchase 337,500 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 25,000 common shares expiring November 19, 2011.
4	Includes options to purchase 650,000 common shares exercisable within 60 days of July 20, 2010.
5	Includes options to purchase 312,500 common shares exercisable within 60 days of July 20, 2010.
6	Includes options to purchase 370,000 common shares exercisable within 60 days of July 20, 2010.
7	Includes options to purchase 557,500 common shares exercisable within 60 days of July 20, 2010.
8	Includes options to purchase 100,000 common shares exercisable within 60 days of July 20, 2010.
9	Messrs. Lee and Powers ceased to be directors of the Company on December 18, 2009.

The following table presents the stock options granted to the aforementioned persons and unexercised as of July 20, 2010. The stock options are for common shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito	Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Mar. 31, 20092 Mar. 31, 20092 Oct. 23, 2008 Sept. 15, 2008 Jan. 18, 2006	473,528 300,000 169,960 180,000 130,040 333,333 500,000 400,000	355,146 150,000 169,960 180,000 130,040 250,000 500,000 400,000	$0.22 $0.27 $1.00 $0.35 $0.25 $0.15 $0.27 $1.00	Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Aug. 29, 2011 Aug. 16, 2010 Oct. 23, 2013 Sept. 15, 2013 Jan. 18, 2011

Stewart Wallis	Jan. 6, 2010 Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Sept. 15, 2008 Jan. 18, 2006	200,000 100,000 300,000 480,000 100,000 100,000	100,000 75,000 150,000 480,000 100,000 100,000	$0.21 $0.22 $0.27 $1.00 $0.27 $1.00	Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Sept. 15, 2013 Jan. 18, 2011

Joseph Miller	May 28, 2009 Oct. 23, 2008 Aug. 1, 2008	125,000 166,667 150,000	62,500 125,000 150,000	$0.27 $0.15 $0.50	May 28, 2014 Oct. 23, 2013 Aug. 1, 2013

Jay Sujir	May 28, 2009 Oct. 27, 2008 Sept. 15, 2008 Jan. 18, 2006	200,000 350,000 100,000 100,000	100,000 350,000 100,000 100,000	$0.27 $0.27 $0.27 $1.00	May 28, 2014 Oct. 27, 2013 Sept. 15, 2013 Jan. 18, 2011

Ian Smith	Jan. 6, 2010 Nov. 30, 2010 May 28, 2009 Sept. 15, 2008	100,000 50,000 150,000 150,000	50,000 37,500 75,000 150,000	$0.21 $0.22 $0.27 $0.27	Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013

Chris Collingwood	Nov. 30, 2009 May 28, 2009 Sept. 15, 2008	200,000 140,000 200,000	150,000 70,000 150,000	$0.22 $0.27 $0.27	Nov. 30, 2014 May 28, 2014 Sept. 15, 2013

Derrick Gill	Nov. 30, 2009 May 28, 2009 May 23, 2008	250,000 240,000 250,000	187,500 120,000 250,000	$0.22 $0.27 $0.88	Nov. 30, 2014 May 28, 2014 May 23, 2013

Adam Kniec	Aug. 10, 2009	200,000	100,000	$0.19	Aug. 10, 2014

David Y.T. Lee 3	N/A	N/A	N/A	N/A	N/A

Leo Power 4	N/A	N/A	Nil	N/A	N/A

1	Includes those options that are exercisable within 60 days of July 20, 2010.
2	Options previously granted by Target Exploration & Mining Corp. which transferred to the Company on closing of the acquisition of Target by the Company on March 31, 2009.
3	Mr. Lee ceased to be a director on December 18, 2009.
4	Mr. Power ceased to be a director on December 18, 2009.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our amended stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated July 31, 2008.  Under the stock option plan, we may grant stock options to purchase up to a maximum of 11,308,528 common shares.  During the fiscal year ended April 30, 2010, we granted stock options to purchase an aggregate of 5,343,528 common shares.  During the fiscal year ended April 30, 2010, 25,000 stock options to purchase common shares were exercised and stock options to purchase an aggregate of 3,617,500 common shares were cancelled.

Target Stock Options

As a term of the plan of arrangement between Crosshair and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).  As at April 30, 2010 there were 1,400,000 Target Exchanged Options outstanding, exercisable into a total of 1,680,000 common shares of the Company.  During the fiscal year ended April 30, 2010, no Target Exchanged Options to purchase common shares were exercised and a total of 60,000 Target Exchanged Options were cancelled.  No additional Target Exchanged Options are to be issued as of March 31, 2009.

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

On July 20, 2010, we had 131,477,493 common shares issued and outstanding to approximately 479 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 116 shareholders of record located in the U.S., who own an aggregate of approximately 4.03% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2010 and the period from May 1, 2009 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2010, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the period.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the period, to the law firm of which a director is a partner.

•
At April 30, 2010, the Company had a receivable of $2,669 (April 30, 2009 - $Nil) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities and is included in Receivables.

•
The Company entered into a contract with a management company with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2010, the Company has paid a total of $203,639 (April 30, 2009 - $38,498, April 30, 2008 - $Nil) to this management company for such services and has deposits on hand with this company of $130,514 (2009 - $Nil) (included in Prepaid expenses) to be used against services to be provided in the future.

•
The Company incurred management fees of $77,500 (2009 – $Nil, 2008 - $15,600) to a company owned by a director and officer of the Company.  As at April 30, 2010 $4,294 (2009 - $47,250) was owing to companies owned by directors and officers of the Company and was included in due to related parties.

•
The Company paid rent for its Newfoundland office of $6,592 (2009 - $82,188, 2008 - $45,660) to a private company that has a director in common.  In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $50,350 (2009 - $Nil, 2008 - $Nil) of fees paid or accrued to companies owned by directors and officers of the Company.     Management fees include $17,083 (2009 - $31,250, 2008 - $56,250) of fees paid or accrued to companies owned by directors and officers of the Company.

•	The Company incurred independent directors’ fees of $Nil (2009 - $100,500, 2008 - $108,500).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

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

See our audited financial statements for the fiscal years ended April 30, 2010, April 30, 2009 and April 30, 2008 included under Item 17 of this annual report.

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

Legal/Arbitration Proceedings

Litigation with Universal Uranium Ltd.

Crosshair Exploration announced on April 28, 2009 that it commenced an action in British Columbia Supreme Court against Universal alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company announced that it entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favor of Universal management’s proposals for a period of thirty-six months. As of April 27, 2010, Crosshair held 2,222,222 Universal shares and 2,222,222 Universal warrants.

As per the original voting trust agreement between Crosshair and Universal announced on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favor of Crosshair management’s proposals.  As of April 30, 2010, Universal held 5,799,500 Crosshair shares (including 1,429,000 shares held in escrow) and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favor of Crosshair management’s proposals.

Litigation with Cartwright Drilling Inc.

On May 30, 2007, a Statement of Claim was filed by Cartwright Drilling Inc. (“Cartwright”), a former supplier of the Company, claiming unpaid invoices in the amount of approximately $81,000 plus interest and costs, against which the Company filed a counterclaim.  On November 4, 2009, a settlement agreement was entered into between Cartwright and the Company pursuant to which Cartwright’s claim against the Company was settled by the Company issuing 350,000 common shares of the Company to Cartwright as full and final settlement.  Both the claim of Cartwright against the Company and the counterclaim of the Company against Cartwright were discontinued without costs being paid by either party.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.

The Company has accrued $200,000 in relation to the potential outcome.  All legal costs and result of any settlements are recorded as incurred.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

8.B.           Significant Changes

Since April 30, 2010, the date of our most recent financial statements, no significant changes have occurred.

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

Period	High	Low
July 1-20, 2010	$0.16	$0.11
Month ended June 30, 2010	$0.15	$0.11
Month ended May 31, 2010	$0.20	$0.15

Month ended April 30, 2010	$0.20	$0.18
Month ended March 31, 2010	$0.26	$0.19
Month ended February 28, 2010	$0.24	$0.20
Month ended January 31, 2010	$0.26	$0.20

Fiscal quarter ended April 30, 2010	$0.26	$0.18
Fiscal quarter ended January 31, 2010	$0.26	$0.19
Fiscal quarter ended October 31, 2009	$0.32	$0.18
Fiscal quarter ended July 31, 2009	$0.36	$0.17
Fiscal quarter ended April 30, 2009	$0.30	$0.13
Fiscal quarter ended January 31, 2009	$0.33	$0.09
Fiscal quarter ended October 31, 2008	$0.50	$0.10
Fiscal quarter ended July 31, 2008	$0.99	$0.47

Fiscal year ended April 30, 2010	$0.36	$0.17
Fiscal year ended April 30, 2009	$0.99	$0.10
Fiscal year ended April 30, 2008	$3.18	$0.64
Fiscal year ended April 30, 2007	$4.20	$1.23
Fiscal year ended April 30, 2006	$1.80	$0.31

Our common shares began trading on the American Stock Exchange (now NYSE Amex) on May 7, 2007.  The following table lists the high and low prices for our common shares on NYSE Amex for the last six months, fiscal quarters for the last two completed fiscal years, and the last three fiscal years.

Period	High	Low
July 1 - 20, 2010	$0.16	$0.10
Month ended June 30, 2010	$0.15	$0.10
Month ended May 31, 2010	$0.19	$0.14
Month ended April 30, 2010	$0.20	$0.18
Month ended March 31, 2010	$0.25	$0.19
Month ended February 29, 2010	$0.23	$0.19
Month ended January 31, 2010	$0.26	$0.19

Fiscal quarter ended April 30, 2010	$0.25	$0.16
Fiscal quarter ended January 31, 2010	$0.26	$0.18
Fiscal quarter ended October 31, 2009	$0.31	$0.17
Fiscal quarter ended July 31, 2009	$0.32	$0.14
Fiscal quarter ended April 30, 2009	$0.31	$0.10
Fiscal quarter ended January 31, 2009	$0.28	$0.07
Fiscal quarter ended October 31, 2008	$0.48	$0.07
Fiscal quarter ended July 31, 2008	$0.88	$0.45

Fiscal Year ended April 30, 2010	$0.32	$0.14
Fiscal Year ended April 30, 2009	$0.88	$0.07
Fiscal Year ended April 30, 2008*	$3.15	$0.63
*from May 7, 2007 to April 30, 2008

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

2.
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

3.
On July 29, 2008, we entered into a Voting Trust Agreement with Universal with respect to the voting of the shares and shares issued upon exercise of the warrants subject to the Escrow Agreement described in item 5 above.

4.
On July 29, 2008, we entered into a Settlement and Release Agreement with Universal and Silver Spruce with respect to Crosshair’s acquisition of Universal’s interest in the CMB JV property in Labrador, Canada.

5.
On July 29, 2008, Crosshair purchased by way of private placement, 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months.

6.
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

7.
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

8.
On August 10, 2009, we entered into a consulting agreement with ArkOrion Enterprises Ltd. whereby we engage Adam Kniec to provide services as a Chief Financial Officer.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

9.
On January 1, 2010, we entered into a Management Services Agreement with EGM, a company controlled by Mark J. Morabito, whereby we engage EGM to provide shared office/administration and payroll services to the Company.  See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

10.
On March 1, 2010, we entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito whereby we engage MJM to provide the services of Mark J. Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

11.
On March 1, 2010, we entered into a consulting agreement with Sundance Geological Ltd. (“Sundance”) and C. Stewart Wallis whereby we engage Sundance to provide the services of C. Stewart Wallis to act as President and Chief Executive Officer of the Company and to provide general management and geological consulting services to the Company.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

12.
On April 27, 2010, we entered into a Settlement Agreement and Mutual Release with Universal to settle all outstanding litigation between Crosshair and Universal.  See Item 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings for more description of the Settlement Agreement and Mutual Release

13.
On April 27, 2010, we entered into a voting trust agreement with Universal (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favor of Universal management’s proposals for a period of thirty-six months. See Item 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings for more description of the 2010 Voting Trust Agreement.

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

Material U.S. Federal Income Tax Consequences

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if                                                          is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.

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

Management Report on Internal Control Over Financial Reporting

The management of  the Company  is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2010 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ian Smith, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

Our Board of Directors has determined that Mr. Smith is an independent director in accordance with the definition set forth in Section 803 of the NYSE Amex Company Guide.

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

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2010. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last fiscal year is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2010/04/30	$50,000	$13,500	$1,500	$Nil

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2009/04/30	$50,000	$13,400	$1,200	$12,500

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended December 31, April 30, 2010, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Auditors’ Report dated July 22, 2010

Consolidated Balance Sheets at April 30, 2010 and 2009

Consolidated Statements of Operations and Comprehensive Loss for the years ended

April 30, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended

April 30, 2010, 2009 and 2008

Consolidated Statements of Shareholders’ Equity for the years ended

April 30, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements for the year ended

April 30, 2010

CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2010

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIDSON & COMPANY LLP
Chartered Accountants: A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the consolidated balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended April 30, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an option on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2010 and 2009 and the results of its operations and cash flows for the years ended April 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 22, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated July 22, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 22, 2010

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian Dollars)

ASSETS	2010	2009

Current assets
Cash and cash equivalents	$3,427,511	$2,827,274
Marketable securities (cost: $3,695,052 & $2,695,052, respectively)	358,823	292,156
Receivables (Note 10)	135,981	44,544
Prepaid expenses (Note 10)	283,611	317,062

	4,205,926	3,481,036

Other receivables (net of provision for bad debt)	-	31,000

Reclamation bonds	26,477	34,109

Equipment (Note 3)	380,705	482,686

Mineral properties (Note 5)	30,385,684	29,336,828

	34,998,792	$33,365,659

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$798,623	$741,369
Due to related parties (Note 10)	4,294	98,498
	802,917	839,867

Future reclamation costs (Note 6)	290,458	676,484
Contingent Liability (Note 15)	200,000	-

	1,293,375	1,516,351
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 131,477,493 (April 30, 2009 – 112,184,313) common shares	70,162,104	67,793,186
Contributed surplus (Note 8)	17,237,949	15,429,680
Deficit	(53,694,636)	(51,373,558)

	33,705,417	31,849,308

	34,998,792	$33,365,659
Nature of Operations and Going Concern (Note 1)
Commitments (Note 7)
Contingencies (Note 15)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2010	2009	2008
EXPENSES
Accretion (Note 6)	$54,908	$28,089	$5,502
Amortization	13,069	199,213	148,138
Audit and accounting	132,498	171,486	102,944
Provision for bad debt	31,000	93,270	-
Consulting (Note 10)	84,452	174,541	192,359
Directors fees (Note 10)	-	100,500	108,500
Insurance	80,784	79,272	68,426
Investor relations	73,835	167,570	452,988
Legal (Note 10)	289,737	225,048	128,045
Management fees (Note 10)	94,582	39,583	71,250
Office and administration	184,484	332,894	623,154
Property Investigations	239	-	-
Rent	117,916	190,232	156,358
Stock-based compensation (Note 8)	1,049,684	3,312,632	7,097,948
Transfer agent and filing fees	95,263	353,445	330,777
Travel	42,860	95,546	273,115
Wages and salaries	642,262	1,351,582	1,292,464
	3,087,573	6,914,903	11,051,968

OTHER INCOME (EXPENSES)
Interest income	49,122	175,425	407,731
Management fee income	-	-	20,000
Gain on disposition of capital assets	-	21,516	-
Gain on disposition of Sinbad Claims	-	-	15,849
Gain (loss) on foreign exchange	10,018	(17,380)	-
Asset retirement obligation recovery	51,734	-	-
Unrealized gains (losses) on marketable securities	66,667	(1,290,195)	(2,077,112)
Impairment/ write-off of mineral properties	(229,796)	(14,000,000)	(247,704)
	(52,255)	(15,110,634)	(1,881,236)

Loss before income tax	(3,139,828)	(22,025,537)	(12,933,204)

Future income tax recovery (Note 11)	818,750	1,301,300	-

Loss and comprehensive loss for the year	$(2,321,078)	$(20,724,237)	$(12,933,204)

Basic and diluted loss per common share	$(0.02)	$(0.22)	$(0.18)

Basic and diluted weighted average number of common shares outstanding	118,114,045	93,584,687	72,997,081

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,321,078)	$(20,724,237)	$(12,933,204)
Items not affecting cash:
Accretion	54,908	28,089	5,502
Accrued income on other receivables	-	(8,444)	-
Amortization	113,069	199,213	148,138
Provision for bad debt	31,000	93,270	-
Future income tax recovery	(818,750)	(1,301,300)	-
Stock-based compensation	1,049,684	3,312,632	7,097,948
Unrealized gain–foreign exchange	(25,963)	(29,238)	-
Unrealized losses (gains) on marketable securities	(66,667)	1,290,195	2,077,112
Write-off / impairment of mineral properties	229,796	14,000,000	247,704
Gain on disposition of Sinbad Claims	-	-	(15,849)
Asset retirement obligation recovery	(51,734)
Acquisition of marketable securities	-	(1,000,000)	(872,076)
Non-cash working capital item changes
Receivables	(88,768)	426,812	(113,416)
Due from related party	(2,669)	-	-
Prepaid expenses	33,451	(43,234)	(70,390)
Payables and accrued liabilities	(301,568)	353,529	(1,163,602)
Due to related parties	(94,204)	(11,797)	91,054

Net cash used in operating activities	(2,259,493)	(3,414,510)	(5,501,079)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	-	(195,271)	-
Cash acquired on acquisition of Target	-	210,572	-
Proceeds on sale of mineral property	-	-	31,698
Mineral properties	(954,128)	(5,965,764)	(10,587,059)
Acquisition of equipment	(11,088)	(103,116)	(289,941)
Reclamation bond refunds	7,632	-	-

Net cash used in investing activities	(957,584)	(6,053,579)	(10,845,302)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	3,817,314	(16,992)	15,310,838
Advances made to Target	-	(963,519)	-

Net cash provided by (used in) financing activities	3,817,314	(980,511)	15,310,838

Net change in cash and cash equivalents during the year	600,237	(10,448,600)	(1,035,543)

Cash and cash equivalents, beginning of the year	2,827,274	13,275,874	14,311,417
Cash and cash equivalents, end of the year	$3,427,511	$2,827,274	$13,275,874
Cash and cash equivalents
Cash	$1,502,790	$787,274	$4,927,439
Liquid short term investments	1,924,721	2,040,000	8,348,435
	$3,427,511	$2,827,274	$13,275,874
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2007	70,912,072	$44,135,660	$3,888,533	$(17,716,117)	$30,308,076

Issued for:
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828	-	-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the year	-	-	7,097,948	-	7,097,948
Less: fair market value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	67,793,186	15,429,680	(51,373,558)	31,849,308

Issued for:
Stock option exercise	25,000	11,972	(8,222)	-	3,750
Private placement – Nov 2009	5,000,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	5,100,000	1,275,000	-	-	1,275,000
Debt Settlement	350,000	79,450	-	-	79,450
Flow-through private placement– Dec 2009	2,000,000	500,000	-	-	500,000
Flow-through private placement– April 2010	6,818,180	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	131,477,493	$70,162,104	$17,237,949	$(53,694,636)	$33,705,417

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

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

While these consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2010, the Company reported a loss of $2,321,078 and as at that date had an accumulated deficit of $53,694,636.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.           BASIS OF PRESENTATION

Change in accounting policy

New Canadian Accounting Pronouncements

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn. The adoption of this section did not have a significant effect on the Company’s financial statements.

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
April 30, 2010
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

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing May 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending July 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheets at both April 30, 2010 and 2011.

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its second fiscal quarter October 30, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter January 31, 2011.

Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company, Target Exploration & Mining Corp, and 448018 Exploration Inc. (Note 4); both of which are wholly owned subsidiaries, and the accounts of The Bootheel Project LLC (Note 5). All inter-company transactions and balances have been eliminated.

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
April 30, 2010
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

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significant.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.
(See Note 14)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
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
April 30, 2010
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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

3.           EQUIPMENT

	April 30, 2010			April 30, 2009
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$146,867	$56,387	$203,254	$135,082	$68,172
Computer & office equipment	159,002	91,890	67,112	157,968	70,360	87,608
Computer software	71,008	49,876	21,132	60,953	37,720	23,233
Exploration equipment	396,292	176,369	219,923	396,292	130,304	265,988
Leasehold improvements	69,986	53,835	16,151	69,986	32,301	37,685

	$899,542	$518,837	$380,705	$888,453	$405,767	$482,686

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2008	23,357,836	-	-	$3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP1 refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	683,979
Geology	90,800	70,282	209,190	157,040	-	527,312
Geophysics	-	123,662	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	266,812
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	(77,523)
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	(8,608)
Write-off	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	30,385,684

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2010:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,300,330	-	9,617,013
Geology	12,975,790	100,032	257,931	780,444	-	14,114,197
Geophysics	1,762,457	150,719	-	441,258	-	2,354,434
Administration	1,665,835	33,886	48,923	259,788	-	2,008,432
Technical analysis	1,688,509	3,901	1,580	298,982	-	1,992,972
Future reclamation	171,612	39,203	(366,889)	4,392	-	(151,682)
Acquisition costs	3,150,750	7,132,327	3,646,949	1,387,322	229,796	15,547,144
Recovery- JV partner	-	(95,298)	(18,236)	(4,352)	-	(117,886)
Administration fees	-	(10,204)	-	(348)	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(101,338)	-	(738,592)
Impairment charge	(9,333,333)	(4,666,667)	-	-	(229,796)	(14,229,796)
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	30,385,684

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 15).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

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
April 30, 2010
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

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2010, the Company, through Target, has earned its 75% interest in BHP LLC.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Golden Promise

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

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

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4). During the second quarter of fiscal 2010 the Company returned these claims and as a result the related costs of $229,796 were written off to operations.

6.	FUTURE RECLAMATION COSTS

	April 30, 2010		April 30, 2009
Asset retirement obligation – beginning balance	$676,484		$172,238
Liability incurred	(440,934	)1	70,783
Liability assumed – Target plan of arrangement	-		405,374
Accretion expense	54,908		28,089

Asset retirement obligation – ending balance	$290,458		$676,484

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

6.	FUTURE RECLAMATION COSTS (cont’d...)

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2013.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2013.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitment under these leases are: fiscal 2011- $139,365.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 15).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2010, the Company is required to spend approximately $394,600 (net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2010, common shares were issued as follows:

(a)
On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares at a price of $0.25 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

(b)	On December 2, 2009, the Company settled debt of $79,450 by the issuing 350,000 common shares.

(c)
On December 15, 2009, the Company completed a non-brokered private placement of 2,000,000 flow-through shares of Crosshair at a price of $0.25 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS, (cont’d....)

Share and warrant issuances (cont’d...)

(d)
25,000 shares were issued from the exercise of stock options at price of $0.15 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(e)
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 6,818,180 units (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $0.35 per common share for the first year and $0.40 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 511,364 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

All securities issued pursuant to the Private Placement are subject to a four month hold period that expires on August 2, 2010.

During the year ended April 30, 2009, shares and warrants were issued as follows:

(f)
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

(g)
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

(h)
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,594.

(i)	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

(j)	As of April 30, 2010 Universal has 1,429,000 shares and 1,074,000 warrants that remain in escrow.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

During the year ended April 30, 2008, shares and warrants were issued as follows:

(k)
the Company completed an equity offering  with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009.  Each Underwriters’ warrant entitles the Underwriter to acquire one common share of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

(l)
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

(m)	114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

(n)
1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681.  An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(o)	399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

Warrants

The following is a summary of warrants outstanding at April 30, 2010, 2009 and 2008 and changes during the years then ended.

	April 30, 2010		April 30, 2009		April 30, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	18,477,800	$1.31	8,694,500	$1.76	399,883	$1.25
Private placement/Issuance	10,050,454	0.31	9,783,300	0.91	8,694,500	1.76
Exercised/cancelled	(10,977,800)	1.52	-	- -	(399,883)	1.25
Outstanding, end of the year	17,550,454	0.60	18,477,800	1.31	8,694,500	1.76

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d...)

At April 30, 2010, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
7,500,000	1.00	July 29, 20111
5,000,000	0.30	November 19, 20112
500,000	0.26	November 19, 20113
510,000	0.26	November 19, 20113
120,000	0.25	December 15, 20114
3,409,090	0.35	April 1, 20125
511,364	0.22	April 1, 20126

17,550,454	0.60

(1)	These warrants were issued in connection with the Silver Spruce CMB Joint Venture Property (Note 8(g)).
(2)	These warrants were issued in connection with the private placement on November 19, 2009 (Note 8(a)).
(3)	These warrants were issued to the Agent in connection with the private placement on November 19, 2009 (Note 8(a)).
(4)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on December 15, 2009 (Note 8(c)).
(5)	These warrants were issued in connection with the private placement on April 1, 2010 (Note 8(e)).
(6)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on April 1, 2010 (Note 8(e)).

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers. The maximum number of options that can be issued are 11,308,528. Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2010, 2009 and 2008 and changes during the years then ended.

	April 30, 2010		April 30, 2009		April 30, 2008
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	9,982,500	$0.71	9,593,000	$1.71	8,981,984	$1.62
Exercised	(25,000)	0.15	-	-	(1,288,984)	0.59
Cancelled or expired	(3,677,500)	0.93	(6,090,501)	1.36	(1,100,000)	2.23
Granted	5,343,528	0.24	6,480,001	0.39	3,000,000	1.76

Outstanding, end of year	11,623,528	$0.38	9,982,500	$0.71	9,593,000	$1.71

Currently exercisable	7,334,632	$0.46

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

During the year ended April 30, 2010, 1,050,000 stock options previously granted to non-insiders were re-priced from $0.87 to $0.23 per option, due to the prolonged decline in market conditions, and to aid in employee retention.

At April 30, 2010, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
300,000	150,000	0.24	May 11, 2010 (subsequently expired)
130,040	130,040	0.25	August 16, 2010
50,000	50,000	0.23	January 5, 2011
100,000	100,000	0.90	January 5, 2011
600,000	600,000	1.00	January 18, 2011
100,000	100,000	0.23	April 24, 2011
100,000	100,000	0.23	May 1, 2011
150,000	150,000	0.23	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
150,000	150,000	0.23	March 6, 2012
100,000	100,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
108,000	108,000	0.86	May 1, 2012
100,000	100,000	0.23	August 1, 2012
793,960	793,960	1.00	August 29, 2012
100,000	100,000	0.23	October 15, 2012
180,000	180,000	0.62	February 26, 2013
100,000	100,000	0.23	April 23, 2013
250,000	187,500	0.88	May 23, 2013
120,000	90,000	0.47	June 5, 2013
150,000	112,500	0.50	August 1, 2013
1,550,000	1,550,000	0.27	September 15, 2013
700,000	525,000	0.15	October 23, 2013
350,000	262,500	0.27	October 27, 2013
100,000	50,000	0.15	December 17, 2013
2,555,000	638,750	0.27	May 28, 2014
200,000	50,000	0.19	August 10, 2014
1,173,528	293,382	0.22	November 30, 2014
100,000	25,000	0.20	December 21, 2014
600,000	150,000	0.21	January 6, 2015
225,000	-	0.21	February 3, 2012

11,623,528	7,334,632	0.46

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2010 totaled $1,099,173 (April 30, 2009 - $3,312,632, April 30, 2008 - $7,097,948), of this amount $49,489 (April 30, 2009 - $Nil, April 30, 2008 - $Nil) was allocated to the mineral properties.  The weighted average price of options granted in the period was $0.24 (April 30, 2009 - $0.27, April 30, 2008 - $1.76).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted and re-priced during the years ended April 30, 2010, 2009 and 2008:

	April 30, 2010	April 30, 2009	April 30, 2008

Risk-free interest rate	1.02%	3.09%	3.06%
Expected life of options	5 years	5 years	5 years
Annualized volatility	103%	92%	154%
Dividend rate	0%	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the year ended April 30, 2010:

(a)	Mineral property costs of $396,045 were included in accounts payable.

(b)	$49,489 of stock-based compensation was allocated to mineral properties.

(c)	350,000 common shares of the Company were issued for mineral properties (Note 8(b)).

(d)	$8,222 was reallocated from contributed surplus to capital stock upon the exercise of stock options.

(e)
the Company issued a total of 1,641,364 agents’ warrants valued at $191,060 which were recorded as share issue costs and included in contributed surplus. These were reduced by $89,753 of cash share issuance costs which are included in contributed surplus.

(f)	the Company issued 8,409,090 warrants in connection with the private placements completed during the year valued at $616,011.

(g)	Included in mineral properties is $200,000 relating to the contingent liability (Note 15).

(h)	Included in mineral properties are $389,200 in future reclamation costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
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

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

(f)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 8).

(g)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 8).

(h)	included in accounts payable was $1,018,647 related to mineral property costs.

(i)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

10.           RELATED PARTY TRANSACTIONS

During the year ended April 30, 2010, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the period.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the period, to the law firm of which a director is a partner.

•
At April 30, 2010, the Company had a receivable of $2,669 (April 30, 2009 - $Nil) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•
The Company entered into a contract with a management company with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2010, the Company has paid a total of $203,639 (April 30, 2009 - $38,498, April 30, 2008 - $Nil) to this management company for such services and has deposits on hand with this company of $130,514 (2009 - $Nil) (included in Prepaid expenses) to be used against services to be provided in the future.

•
incurred management fees of $77,500 (2009 – $12,500, 2008 - $15,600) to a company owned by a director and officer of the Company.  As at April 30, 2010 $4,294 (2009 - $47,250) was owing to companies owned by directors and officers of the Company and was included in due to related parties.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (cont’d...)

•	paid rent for its Newfoundland office of $6,592 (2009 - $97,153, 2008 - $45,660) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $50,350 (2009 - $Nil, 2008 - $Nil) of fees paid or accrued to companies owned by directors and officers of the Company.     Management fees include $17,082 (2009 - $31,250, 2008 - $56,250) of fees paid or accrued to companies owned by directors and officers of the Company.

•	incurred independent directors’ fees of $Nil (2009 - $100,500, 2008 - $108,500).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009	2008

Loss before income tax recovery	$(3,139,828)	$(22,025,537)	$(12,933,204)

Expected income tax recovery at statutory rates	$(926,249)	$(7,322,831)	$(4,299,902)
Non-taxable items	252,144	1,359,883	3,942,847
Non-capital loss and resource expenditure benefits unrecognized (recognized)	(144,645)	4,661,648	357,055

Total income recovery	$(818,750)	$(1,301,300)	$-

The significant components of the Company's future tax assets are as follows:

	2010	2009	2008

Future tax assets:
Loss carry forwards	$3,093,917	$2,614,089	$822,869
Marketable securities	833,969	442,330	334,969
Equipment	116,973	103,748	55,156
Share issuance costs	212,147	234,613	373,537
Mineral property and related exploration expenditures	1,079,720	5,873,818	1,425,338

	5,336,726	9,268,598	3,011,869

Less: valuation allowances	(5,336,726)	(9,268,598)	(3,011,869)

Net future tax assets	$-	$-	$-

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

11.           INCOME TAXES (cont’d…)

During the year ended April 30, 2010, the Company issued 13,918,180 common shares on a flow-through basis for gross proceeds of $3,275,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $818,750 on the exploration expenditures to be renounced to shareholders were applied against capital stock in fiscal 2010 as a result.

The Company has available for deduction against future taxable income non-capital losses of approximately $12,376,000. These losses, if not utilized, will expire through 2030. In addition, the Company also has resource deductions available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements, and have been offset by a valuation allowance due to the uncertainty of their realization.

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	April 30, 2010	April 30, 2009

Equipment:

United States	$5,788	$7,106
Canada	374,917	475,580
	$380,705	$482,686
Mineral properties:

United States	$3,573,210	$3,900,216
Canada	26,812,474	25,436,612

	$30,385,684	$29,336,828

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
April 30, 2010
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT (cont’d…)

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

The Company is planning to complete an equity financing in the second or third fiscal quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2011.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

14.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related party, reclamation bonds, other receivables, accounts payable and accrued liabilities, and due to related parties approximate carrying value, which is the amount recorded on the consolidated balance sheet.  The Company’s other financial instruments, cash and marketable securities, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at April 30, 2010 and April 30, 2009, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2010, the Company has accounts payable denominated in US dollars of $53,755 and cash of $20,357 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $3,360 gain/loss.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST and HST receivable due from the Government of Canada.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.

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

15.	CONTINGENCIES

Litigation with Universal Uranium Ltd.

Crosshair Exploration and Mining Corp. announced on April 28, 2009 that it commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company announced that it entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of April 30, 2010, Crosshair held 2,222,222 Universal shares and 2,222,222 Universal warrants.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

15.	CONTINGENCIES (cont’d...)

As per the original voting trust agreement between Crosshair and Universal announced on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2010, Universal held 5,799,500 (including 1,429,000 held in escrow) Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory relief including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$4,205,926	$-	$4,205,926	$3,481,036	$-	$3,481,036
Long-term receivables	-	-	-	31,000	-	31,000
Reclamation bonds	26,477	-	26,477	34,109	-	34,109
Equipment	380,705	-	380,705	482,686	-	482,686
Mineral properties	30,385,684	(20,047,327)	10,338,357	29,336,828	(18,646,289)	10,690,539

Total assets	$34,998,792	$(20,047,327)	$14,951,465	$33,365,659	$(18,646,289)	$14,719,370

Liabilities
Current liabilities	$802,917	$-	$802,917	$839,867	$-	$839,867
Contingent liability	200,000	-	200,000
Future reclamation costs	290,458	-	290,458	676,484	-	676,484
Flow-through share liability	-	218,274	218,274	-	30,685	30,685
Shareholders’ equity
Capital stock	70,162,104	1,214,436	71,376,540	67,793,186	765,050	68,558,236
Contributed surplus	17,237,949	-	17,237,949	15,429,680		15,429,680
Deficit	(53,694,636)	(21,480,037)	(75,174,673)	(51,373,558)	(19,442,024)	(70,815,582)

Total liabilities and shareholders’ equity	$34,998,792	$(20,047,327)	$14,951,465	$33,365,659	$(18,646,289)	$14,719,370

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009	2008
Loss for the year under Canadian GAAP	$(2,321,078)	$(20,724,237)	$(12,933,204)
Adjustments:
Mineral property expenditures incurred during the year	(1,401,038)	(4,115,682)	(11,262,238)
Mineral properties written off during the year	-	9,339,424	-
Flow-through share premium paid in excess of market value	181,775	505,565	-
Future income tax recovery	(818,750)	(1,301,300)	-
Loss under US GAAP	$(4,359,091)	$(16,296,230)	$(24,195,442)
Weighted average number of common shares outstanding under US GAAP	118,114,045	93,584,687	72,997,081
Loss per share under US GAAP	$(0.04)	$(0.17)	$(0.33)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009	2008
Net cash flows from operating activities
Under Canadian GAAP	$(2,259,493)	$(3,414,510)	$(5,501,079)
Mineral properties	(887,316)	(5,145,919)	(10,076,855)
Net cash used in operating activities under US GAAP	(3,146,809)	(8,560,429)	(15,577,934)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	3,817,314	(980,511)	15,310,838
Net cash flows used in investing activities
Under Canadian GAAP	(957,584)	(6,053,579)	(10,845,302)
Mineral properties	887,316	5,145,919	10,076,855
Net cash used in investing activities under US GAAP	(70,268)	(907,660)	(768,447)

Net increase in cash and cash equivalents during the year	600,237	(10,448,600)	(1,035,543)
Cash and cash equivalents, beginning the year	2,827,274	13,275,874	14,311,417
Cash and cash equivalents, end of year	$3,427,511	$2,827,274	$13,275,874

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.
The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

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

During the year ended April 30, 2010, the Company issued 13,918,180 flow-through shares for total proceeds of $3,275,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $151,090 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $218,273 was recorded for the unexpended amount as of April 30, 2010.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2010, 2009 and 2008 were 118,114,045, 93,584,687, and 72,997,081 respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

During fiscal 2010, the Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles” (the Codification). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on September 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on May 1, 2009 and the adoption of this pronouncement had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on May 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on May 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards (cont’d…)

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have material impact on the Company’s financial position or results of operations.

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles - 2004

2.1(1)	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

3.1(7)	Voting Trust Agreement between Crosshair and Universal dated July 29, 2008

3.2	Voting Trust Agreement between Crosshair and Universal dated April 27, 2010

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6(7)	Stock Option Plan dated July 31, 2008

4.7(7)	Sample Stock Option Grant Certificate

4.8(3)	Agreement with Triassic Properties Limited regarding Otter and Portage Lake, dated December 2, 2005

4.9	Management Services Agreement with EGM dated January 1, 2010

4.10(5)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.11	Consulting Agreement with ArkOrion Enterprises Inc. dated August 10, 2009

4.12	Consulting Agreement with MJM Consulting and Mark J. Morabito dated March 1, 2010

4.13	Consulting Agreement with Sundance Geological Ltd. and C. Stewart Wallis dated March 1, 2010

4.14	Settlement Agreement and Mutual Release dated April 27, 2010 with Universal

4.15	Settlement Agreement dated November 4, 2009 with Cartwright Drilling Inc.

4.16(7)	Purchase and Sale Agreement between Crosshair and Universal dated July 29, 2008

4.17(7)	Escrow Agreement between Crosshair, Universal and Computershare Investor Services Inc. dated July 29, 2008

4.18(7)	Settlement and Release Agreement made among Universal, Silver Spruce and Crosshair dated July 29, 2008

4.19(9)	Subscription Agreement between Universal and Crosshair with respect to Crosshair’s July 28, 2008 subscription for 2,222,222 units of Universal at a price of $0.45 per unit

4.20(6)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.21(7)	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009

4.22(7)	List of Crosshair Subsidiaries

4.23(7)
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.24(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007

4.25(7)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.26(7)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.27(7)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.28(7)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

11.1(4)	Code of Ethics

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

15.1	Consent of Author – Thomas C. Pool, P.E.

15.2	Consent of Author – Gary H. Giroux, P.Eng., MASc.

15.3	Consent of Author – Jeffery A. Morgan, B.Sc., P.Geo.

15.4	Consent of Author – Gary H. Giroux, P.Eng., MASc.

15.5	Consent of Author – Larry R. Pilgrim, B.Sc., P.Geo.

15.6	Consent of Author –David A. Ross, M.Sc., P.Geo.

15.7	Consent of Author – Douglas H. Underhill, Ph.D., C.P.G.

15.8	Consent of Author – William E. Roscoe, Ph.D., P.Eng.

_________________

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(5)	Filed as an exhibit to our Form 6K filed April 16, 2008.
(6)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.

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

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Stewart Wallis

By:	Stewart Wallis
Chief Executive Officer

Date: July 29, 2010