Form 20-F
CROSSHAIR EXPLORATION & MINING CORP
filed 2011-08-04
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2011

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 47,477,151
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

Index to Exhibits on Page 115

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” under applicable securities laws.  Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” or “should,” be taken or occur, or other similar expressions. Forward looking statements contained in this document include, but are not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) details and goals of exploration activities; (iii) estimations of future costs and expenditures; (iv) permitting timelines; (v) currency fluctuations; (vi) requirements for additional capital and the sufficiency of working capital; (vii) government regulation of mining operations; (viii) environmental risks; (ix) unanticipated reclamation expenses; and (x) increases in mineral resource estimates. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:

•	the risks associated with outstanding litigation, if any;

•	risks associated with project development;

•	the need for additional financing;

•
operational risks associated with mining and mineral processing, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations which may or may not be insured;

•	fluctuations in metal prices;

•	title matters;

•	environmental liability claims and insurance;

•	reliance on key personnel;

•	the receipt of necessary regulatory approvals;

•	the potential for conflicts of interest among certain officers, directors or promoters with certain other projects;

•	the absence of dividends;

•	currency fluctuations;

•	competition;

•	dilution;

•	the volatility of our common share price and volume;

•	tax consequences to U.S. shareholders;

•	risks related to our being subject to the penny stock rules;

•	risks related to our being a foreign private issuer; and

•	risks related to our possibly being a passive foreign investment company.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2011, 2010, 2009, 2008 and 2007 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

	For the Year Ended April 30,
	2011	2010	2009	2008	2007
CANADIAN GAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(2,086,719)	$(2,321,078)	$(20,724,237)	$(12,933,204)	$(5,533,011)
Basic Income (Loss) Per Share	$(0.05)	$(0.02)	$(0.22)	$(0.18)	$(0.09)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)	41,193,459	118,114,045	93,584,687	72,997,081	62,434,069
Period-end Shares (#)	47,477,151	131,477,493	112,184,313	84595,825	70,912,072
Working Capital	$10,815,170	$3,403,009	$2,641,169	$13,387,832	$15,390,704
Mineral Properties	$31,733,095	$30,385,684	$29,336,828	$27,071,981	$14,551,292
Long-Term Debt	$682,162	$490,458	$676,484	--	--
Capital Stock	$77,151,646	$70,162,104	$67,793,186	$60,948,053	$44,135,660
Shareholders’ Equity	$42,065,500	$33,705,417	$31,849,308	$40,795,458	$30,308,076
Total Assets	$43,098,419	$34,998,792	$33,365,659	$42,270,262	$31,664,543
US GAAP 1 2 3 4 5
Net Income (Loss)	$(3,587,171)	$(4,359,091)	$(16,296,230)	$(24,195,442)	$(14,843,892)
Loss Per Share	$(0.09)	$(0.15)	$(0.70)	$(0.33)	$(0.24)
Mineral Properties	$10,581,303	$10,338,357	$10,690,539	$3,201,950	$2,076,775
Shareholders’ Equity	$20,674,447	$13,441,816	$13,172,334	$16,389,177	$17,833,559
Total Assets	$21,946,627	$14,951,465	$14,719,370	$18,400,231	$19.190,026

1	The cumulative net loss under US GAAP at April 30, 2011 is approximately $78 million.
2	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
3	Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.
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
tr

For purposes of this table, the rates of exchange are those quoted by the Bank of Canada.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.

Period		High (1)	Low (1)

June 2011		0.9861	0.9643
May 2011		0.9809	0.9490
April 2011		0.9691	0.9486
March 2011		0.9918	0.9686
February 2011		0.9955	0.9739
January 2011		1.0022	0.9864

	Average (2)
Fiscal year ended April 30, 2011	1.0138
Fiscal year ended April 30, 2010	1.0721
Fiscal year ended April 30, 2009	1.1501
Fiscal year ended April 30, 2008	1.0175
Fiscal year ended April 30, 2007	1.1341

The exchange rate was $0.9479 on July 20, 2011.

(1)	Means the intra-day high/low rate during the period.

(2)      Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

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

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•the volatility of mineral prices would impact the Company’s revenues, profits, losses and cash flow potential;

•volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

•the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2012.

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

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties in Labrador, the Golden Promise, South Golden Promise and Victoria Lake properties in Newfoundland and the Bootheel, Buck Point and Juniper Ridge properties in the United States. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

The Nunatsiavut moratorium may adversely affect our ability to raise capital

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs that was supposed to continue until March 31, 2011. The moratorium was not lifted on March 31, 2011 and as of the date of this document the moratorium remains in effect. There is no certainty about when or if it will be lifted. The moratorium has had a material adverse impact on all uranium exploration and mining companies in Labrador, regardless of whether their properties fall under Nunatsiavut jurisdiction.  Even though the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, we have experienced waning shareholder interest and difficulty in raising the capital required for the development of our projects.

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

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations.  Uranium, vanadium, copper, gold, base metals and other minerals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars.  We also operate several mineral exploration projects in the United States that require payments to be made in U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

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

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2011 determined in accordance with U.S. GAAP, is approximately $78 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

As of July 20, 2011  we had 5,397,131 purchase options, 1,499,831 share purchase units (each unit consisting of one share and one share purchase warrant) and 15,543,964 share purchase warrants  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 47,477,151 to 71,417,908.  This represents an increase of`50.0% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other shareholders may be diluted. As of July 20, 2011, there were 5,397,151 share purchase options outstanding, which, if exercised, would result in an additional 5,397,151 common shares being issued.

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

Litigation

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company defended the court action and filed a Counterclaim alleging that Mr. Murphy had breached certain representations and warranties contained in the Agreement.  The Company was seeking various reliefs including an order of damages and the return of shares.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in September or October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. As of April 30, 2011, Mr. Murphy has commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at April 30, 2011.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

Introduction

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”) was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources

Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.  On December 15, 2010, we consolidated our share capital on the basis of one new share for four old shares.  All share, stock option, warrant numbers contained in this Form 20-F are reported on a post-consolidation basis.

Our executive office is located at:

Suite 1240 - 1140 West Pender Street

Vancouver, British Columbia, Canada  V6E 4G1

Telephone: (604) 681-8030

Facsimile: (604) 681-8039

Website: www.crosshairexploration.com

Email: mmorabito@explorationgroup.com

The contact person is: Mr. Mark J. Morabito, Executive Chairman.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol “CXX” on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now NYSE Amex) with the trading symbol “CXZ.”  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange.

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

Property Acquisitions

Since the beginning of fiscal 2011, we have acquired the following properties:

Wyoming, U.S.A.

A Purchase and Sale Agreement  (the “Juniper Ridge Agreement’) dated October 29, 2010 was entered into between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., Crosshair and 448108 Exploration, Inc. a wholly-owned subsidiary of Crosshair’s subsidiary Target, pursuant to which we may earn a 100% interest in the Juniper Ridge Property in the State of Wyoming.  The Juniper Ridge Property is currently owned by Strathmore Resources (US) Ltd. and consists of 197 Federal Mining claims and one state Lease.  Under the Juniper Ridge Agreement, we will conditionally acquire a 100% interest in the Juniper Ridge Property, by making cash payments totaling US$700,000.  In order to maintain the Juniper Ridge Agreement in good standing and to acquire 100% of the legal and beneficial interest in the Juniper Ridge Property, we will, subject to royalty payments, be required to make additional cash payments and issue common shares as more fully described in “Item 4.D. Property, Plants and Equipment – Wyoming – Juniper Ridge” and in the Juniper Ridge Agreement, attached as Exhibit 4.29 hereto.

Property Terminations

Since the beginning of fiscal 2011, we have dropped a total of 1,564 claims from the land package acquired from Expedition Mining  Inc. (formerly Universal Uranium Ltd.) (“Expedition”).  See “Item 4.D. Property, Plants and Equipment – Labrador – Central Mineral Belt – CMB-JV Property and Agreement” for further details about this land package.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2009	$16,264,847(1)
Fiscal 2010	$1,278,652(2)
Fiscal 2011	$1,347,411(3)

(1)	These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$ 464,663	$ --	$ --	$ 6,438	$ --
Geology	2,964,923	29,750	48,741	19,790	--
Geophysics	3,903	27,057	--	3,745	--
Administration	241,485	1,451	19,962	19,346	--
Technical analysis	428,500	--	1,580	10,586	--
Future reclamation	25,929	44,854	--	--	--
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796
JCEAP refunds received	(150,000)	--	--	--	--
Recovery – JV partner	--	(24,294)	--	--	--
Administration fees	--	(1,944)	--	--	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$ 88,713	$ --	$ 2,952	$592,314	$ --
Geology	90,800	70,282	209,190	157,040	--
Geophysics	--	123,662	--	--	--
Administration	56,770	32,435	28,961	47,242	--
Technical analysis	37,527	3,901	--	38,974	--
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	--
Acquisition costs	200,000	--	46,812	20,000	--
JCEAP refunds received	--	(70,954)	--	(6,569)	--
Recovery – JV partner	--	(71,004)	(18,236)	(4,352)	--
Administration fees	--	(8,260)	--	(348)	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$ --	$ --	$ --	$ 39,853	$ --	$ --
Geology	240,974	190,385	43,512	278,413	25,513	--
Geophysics	--	--	--	65,442	--	--
Geochemistry................	3,637	27,800	--	43,475	--	--
Metallurgy.......................	22,235	--	--	54,586	--	--
Administration	4,485	14,088	21,241	15,649	--	--
Technical analysis	(652)	(871)	--	(3,850)	--	--
Future reclamation	(25,209)	(5,445)	--	(583)		--
Acquisition costs	200,000	--	40,903	335	232,945	--
JCEAP refunds received	--	--	--	(155,439)	--	--
Recovery – JV partner	--	--	(26,011)	--	--	--
We expect to incur capital expenditures of approximately $7 million for fiscal year 2012.  Our capital expenditures are financed through sales of our common shares.

4.B.           Business Overview

Historical Corporate Development

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals).  We do not have any producing mineral properties at this time.  Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.

We are currently focusing our exploration activities on the following properties:

Uranium

•	Central Mineral Belt properties located in Labrador, Canada.

•	CMB JV Property located in Labrador, Canada.

•	The Bootheel Project LLC located in Wyoming, U.S.A.

•	Juniper Ridge Property located in Wyoming, U.S.A.

Gold and Base Metals

•	South Golden Promise, Victoria Lake and Golden Promise properties located in Newfoundland, Canada.

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

Work may be prohibited on certain parts of the Bootheel Properties due to the presence of sage grouse mating areas during the period March 15th to June 30th.

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs that was supposed to continue until March 31, 2011. The moratorium was not lifted on March 31, 2011 and as of the date of this document the moratorium remains in effect. On July 20, 2011 it was announced that a draft land use plan for the Labrador Inuit Settlement Area has been adopted-in-principle for the purpose of public hearings by the Government of Newfoundland and Labrador and the Nunatsiavut Government. The hearings will take place in the five Inuit communities of Nain, Hopedale, Makkovik, Postville, and Rigolet, as well as Mud Lake, Happy Valley-Goose Bay, North West River and St. John’s. It is anticipated the hearings will begin in August with dates to be announced by the Regional Planning Authority. Once the public hearings process is complete, the authority will consult both governments on the commissioner’s report. The authority may then revise the draft land use plan before submitting it to both governments for final decisions. However, there remains no certainty about when or if the moratorium will be lifted.

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

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable

Sources/Availability of Raw Materials

Not applicable

4.C.           Organization Structure

Crosshair is a corporation subject to the BCBCA.  Crosshair owns 100% of the issued and outstanding shares in each of the following subsidiaries:

1.	Target Exploration and Mining Corp. (“Target”), a British Columbia corporation.

a.	Target owns all of the issued and outstanding shares in 448018 Exploration Inc., a Nevada Corporation.

i.	448018 Exploration Inc. holds a 75% interest in The Bootheel Project LLC.

ii.	448018 Exploration Inc. is a party to the Juniper Ridge Agreement.

2.	Gemini Metals Corp., a British Columbia corporation.

4.D.	Property, Plants and Equipment

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

Our executive offices are located shared office premises of approximately 5,009 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010), we entered into a management services agreement with EGM Exploration Group Management Corp. (“EGM”) under which EGM provides shared office space for the Company and other companies that EGM provides management services to. As part of this agreement, EGM has assumed the lease for the office facilities occupied by the Company.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.G., P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the following technical reports: (i) CMB property – Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada dated January 20, 2011 (Rev March 10, 2011) (the “2011 CMB Report”), prepared by C. Stewart Wallis, P. Geo,  Gary H. Giroux, P.Eng. MASc., and Barry A. Sparkes, P.Geo.; (ii) CMB JV – the Form 43-101 Technical Report on the CMBNW Property, Labrador, Canada dated June 22, 2009 (the “CMB JV Report”), written by David A. Ross, M.Sc., P. Geo of Scott Wilson Roscoe Postle Associates Inc.; (iii) Bootheel – NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009 (the “Bootheel Report”), prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng.; and (iv) Golden Promise, South Golden Promise and Victoria Lake Properties – the Form 43-101 Technical Report on the Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, amended September 23, 2008, (the “GP Report”) written by Gary H. Giroux, P.Eng. MASc. and Larry R. Pilgrim, B.Sc., P.Geo. Copies of these reports are available on SEDAR at www.sedar.com. All of the technical report authors listed above are “qualified persons” within the meaning of NI 43-101.

Newfoundland

N
Millertown
Junction
Badger
Millertown
Buchans
5,400,000 mN
South
Golden
Promise
Golden
Promise
Wild Cove
0
10
20
Kilometers
Victoria Lake
5,350,000 mN
CROSSHAIR
Golden Promise, South Golden Promise
and Victoria Lake Properties
Location Map
NAD27 Zone 21
Drawn: LS
July 20, 2011

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

Under the terms of an option agreement dated May 2, 2006, as amended April 18, 2008, with Paragon, we acquired an option to earn a 60% interest in the Golden Promise Property.  To date, we have issued 15,000 common shares, made cash payments totaling $100,000 and spent $1,334,000 on project expenditures.  To complete the exercise of the option, we were required to issue 5,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

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

Pursuant to the Golden Promise Option and Joint Venture Agreement, Crosshair issued 663,750 common shares with a market value of approximately $686,608 to Paragon to purchase the 60% interest in Golden Promise.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or revert to the 60% interest.  As at July 20, 2011, expenditures under the Golden Promise Option total $1.3 million.

The Golden Promise Property consists of four map-staked licenses located east, and northeast of Red Indian Lake in west central Newfoundland on National Topographic System (NTS) Map Sheet 12A/16,part of the Grand Falls – Buchans Electoral District.    The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

The four blocks of licenses cover 18,125 hectares in 725 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The Property also includes a Mining Lease which is included within the license boundaries.

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

During the current fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657m) tested the Jaclyn North showing and four holes (572 m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Drill core samples from the 12 infill holes drilled in 2010 in the central part of the Jaclyn Main Deposit were also sent to SGS where additional metallurgical test work further defined the extraction process flow sheet.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng. which stated an inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to: http://www.crosshairexploration.com/s/GoldenPromise.asp). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

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

Under the terms of an agreement dated February 14, 2003 with Paragon, we earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 100,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

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

Paragon has declined to participate in the recent programs and has currently diluted its interest to a 38.33% interest.  Once their interest falls below 10% it will convert to a 1% Net Smelter Return Royalty.

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

Project Geology

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

In 2010, a small structural mapping program was completed over the Snow White-Linda showing.

Further work including diamond drilling and trenching of soil geochemical anomalies is recommended for the South Golden Promise gold target.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us.  Favorably altered, sulfide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulfides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  An airborne electromagnetic and magnetic survey commenced in December 2010 and several anomalies were outlined.  Future work will be focused on evaluating these anomalies.

Labrador—Central Mineral Belt

N
Postville
Labrador Inuit Lands
Labrador Inuit Settlement Area
Crosshair CMB Claims
Crosshair CMB-JV Claims
0
10
20
Kilometers
CROSSHAIR
CMB & CMB-JV PROJECTS
Location Map
NAD27
Zone 21
Drawn: LS
July 20, 2011

CMB Property and Agreements

On October 14, 2004, we entered into an agreement with a private individual, local prospector Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property, comprising 67 claims in Central Labrador. On March 1, 2005 we acquired another 187 claims from Lewis Murphy. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000, the issuance of 400,000 common shares, and cash payments of $575,000, with the balance of the shares and cash payable over a five-year term.  The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property.

To date, we have issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures. On May 21, 2008, we entered into an agreement with Mr. Murphy whereby we received a three year extension on the requirement to complete the bankable feasibility study such that the study will be due on or before November 10, 2013. A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production. Additionally, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with Mr. Murphy regarding the timing of the advance royalty payments. See “Item 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings – Litigation with Lewis Murphy.”

On December 2, 2005, we entered into an agreement to acquire 56 claims from Triassic Properties Limited, a private St. John’s, Newfoundland based company.  The claims cover historic uranium occurrences and are strategically located within the Moran Lake property holdings.  In order for us to earn a 100% interest in the Otter and Portage Lake claims, subject to a 1.5% NSR to the vendor, we must, over the 3 year term, carry out $600,000 in eligible exploration expenses, issue 56,250 common shares and pay an aggregate of $140,000.  Through April 30, 2009, we have spent $777,373 in exploration costs, issued 56,250 common shares and made cash payments of $140,000, thereby earning a 100% interest in these claims.

In May 2007, we entered into an agreement with Belmont Resources Inc. and International Montoro Resources Inc. whereby we acquired the option to earn a 75% interest in 139 additional claims comprising four different mineral licenses in the Central Mineral Belt of Labrador totaling 34.75 km.  Three of the licenses, referred to as the Stormy Lake block, are contiguous with the southern boundary of the Central Mineral Belt Project, while the other license, referred to as the Partridge River block, is situated approximately 95 km west of the property.  Under the terms of the agreement, we could have earned a 75% interest in the claims by carrying out $800,000 in exploration expenditures and issuing 43,750 common shares to the vendors over a three year period.  On April 1, 2008, we terminated our option on the Stormy Lake block and the Partridge River block.

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

Since acquiring the Moran Lake property in October 2004, we have embarked on an aggressive program including airborne radiometric and magnetic surveys, compilation of previous work including sampling archived drill core from the 1970’s Shell Canada Resources drilling, and commencement of diamond drilling in January of 2006.  A more detailed description of the exploration program is included below under “Exploration”.

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

In 2008 an Independent NI 43-101 Technical Report was commissioned, which included an updated resource estimate for the Upper and Lower C Zones based on drilling up to May 2008, as well as resource estimates for two new zones of uranium mineralization discovered by Crosshair, these being the Trout Pond (Area 1) and Armstrong zones (the “2008 CMB Report”).  The 2008 CMB Report reported total indicated resource for the Upper C Zone is 5.19 million pounds of U3O8 (6.92 million tonnes grading 0.034% U3O8). The Upper C Zone also contains additional resources in the inferred category which, when combined with the inferred resources in the Lower C Zone, Trout Pond and Armstrong zones total 5.83 million pounds of U3O8 (8.17 million tonnes grading 0.032% U3O8).  With the exception of the Lower C Zone, these estimates are reported at a block cut-off of 0.015% U3O8.  The cut-off grades are considered appropriate for the location and cost profile that can be expected for open pit mining.  In the case of the Lower C Zone, a cut-off grade of 0.035% U3O8 is used for reporting purposes, reflecting higher costs associated with underground mining.

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

In December 2010, the Company completed a vanadium resource expansion program and outlined an NI 43-101 resource of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) in the indicated category and an additional 93.6 million pounds (28.3 million tonnes at 0.16% V2O5) in the inferred category. The 2011 CMB Report was filed on SEDAR and is available on the Company’s website.

       Current Exploration

The 2011 summer program will consist of drilling, prospecting, sampling and trenching.  The goal of the program is to increase the existing uranium and vanadium resources as well as test other exploration targets. A budget of approximately $1.2 million has been allotted for this program, which is expected to take 3 months to complete.

Otter and Portage Lake Properties

On December 2, 2005, we entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake properties totaling 56 claims.  The new claims are located in the southern portion of the property, considered by our geological team as being highly prospective for Michelin or “shear zone type” uranium deposits.  Michelin is an advanced uranium project held by Aurora Energy Resources Inc. located 60 kilometers east-northeast of the Moran Lake property with inferred reserves of 32 million pounds of U3O8.  The Otter and Portage Lake properties host previously known uranium occurrences discovered in the 1950’s, but which have not been thoroughly explored. Surface sampling has returned up to 2% U3O8 from grab sampling along a four kilometer strike length of anomalous radioactivity.  Geological mapping, rock sampling, as well as Alpha Track, till sampling and lake sediment surveys were carried out in 2007.

CMB-JV Property and Agreement

In July 2008, we acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  The claims are host to the Two Time deposit.

Silver Spruce declined to participate in last summer’s program and has diluted its interest to a 37.40% interest.  They have declined to participate in the current drill program and will continue to dilute.  Once their interest reaches less than 10%, their interest converts to a 2% Net Smelter Return Royalty.

Property Description and Location

The CMB-JV Project comprises 800 map-staked claims in several separate claim blocks located roughly 150 kilometers north of the town of Happy Valley – Goose Bay, Labrador.  Approximately half of the claims are contiguous with Crosshair’s 100% owned claims located near Moran Lake, while most of the remaining claims are situated south and southeast of the coastal community of Postville on Kaipokok Bay.

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

Exploration

Exploration by Silver Spruce and Expedition includes an airborne magnetic radiometric survey over all the claims, as well as limited follow-up over most of the claims including geological mapping, prospecting and lake sediment sampling.  Exploration to date has focused on the claim blocks hosting the Two Time deposit, where work has been more extensive and includes line cutting, ground scintillometer surveying, soil, till, lake, and stream sediment sampling, ground radon (RadonEx) surveying, prospecting, trenching, geological mapping, and diamond drilling.

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

Drilling

The only drilling carried out on the CMB-JV Project has been on the ‘CMB-NW (Northwest)’ claim block, which is contiguous with the northern portion of Crosshair’s 100% owned CMB Project.  Diamond drilling carried out to date by Silver Spruce and Expedition totals 11,196 meters in 44 holes.  Highlights include 0.118% U3O8 over 28.00 meters in hole CMB-07-06, 0.101% U3O8 over 33.00 meters in hole CMB-07-14, and 0.112% U3O8 over 19.00 meters in hole CMB-07-34.

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

During the summers of 2009 and 2010, Crosshair carried out geological mapping, prospecting and sampling programs to evaluate priority targets generated from the airborne surveys.  Several new uranium showings were discovered and these will be followed up during the 2011 summer trenching and drilling program.

Two of the new targets, South Brook and Running Man, were found on the CMB-JL Property, which is located directly to the west of the Jacques Lake Deposit, recently purchased by Paladin Energy from Aurora Energy / Fronteer Development Group.  Forty Six (46) samples from the South Brook Showing gave results ranging from 0.03% to 0.46% U3O8, averaging 0.11%.  The showing is outlined by anomalous float and bedrock occurrences for approximately 3.5 kilometres (km).  The Running Man Showing is located approximately 5.5 km southeast of the South Brook Showing and consists of a 2 km long, linear airborne radiometric anomaly where 21 samples gave values from 0.03% to 0.28% U3O8.

The Big Bear Showing is located on the CMB-NE Property, approximately 20 km northeast of CMB-JL.  The showing, in a 1.25 km long corridor of anomalous bedrock radioactivity, is hosted in altered granitic rocks and gave results ranging from 0.02% to 0.1% U3O8, averaging 0.06%.

Wyoming – Bootheel and Buck Point Properties

1,200,000 ftN
1,800,000 ftE
N
Natrona County
Converse County
WA
MT
ND
OR
ID
WY
Map Area
SD
NE
NV
UT
CO
KS
CA
AZ
NM
OK
TX
1,000,000 ftN
Buckpoint
Bootheel
Platte County
Carbon County
800,000 ftN
Albany County
Laramie County
CROSSHAIR
Bootheel Project
Location Map
NAD83 Wyoming State Plane Zone East Central
Drawn: LS
July 20, 2011
0
10
20
Miles
Laramie

On March 31, 2009, we acquired the Bootheel and Buck Point Properties in Wyoming, USA through the acquisition of Target via Plan of Arrangement.

On June 7, 2007, Target, now a wholly owned Crosshair subsidiary, entered into an agreement to form the Bootheel Project, LLC with URE whereby Target may acquire a 75% participating interest in two uranium properties, the Bootheel and Buck Point properties located in the Shirley Basin, Albany County, Wyoming (the “Bootheel Project”) by completing expenditures totalling US $3 million and issuing 31,250 common shares on or before June 7, 2011. Target has earned its 75% interest in the property as all shares have been issued and US $3.1 million had been spent as of April 30, 2010.

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

Property Location

The Bootheel and Buck Point properties are located in Albany County on the southeast edge of the Shirley Basin approximately 60 miles southeast of Casper, Wyoming and 25 miles southeast of Medicine Bow.

The Bootheel property comprises about 6,113 gross mineral acres consisting of one 640 acre Wyoming State Mineral Lease No 0-40774, 167 unpatented Federal lode mining claims including approximately 2,597 acres, and one mineral lease for approximately 2,516 acres of fee land owned by MJ Ranches Inc. (MJ Ranches). The lode mining claims control the subsurface mineral rights and are administered by the U.S. Bureau of Land Management (BLM). In addition, a surface lease with MJ Ranches provides access to 5,390 acres of the land to which BP LLC has mineral rights.

Accessibility

The Shirley Basin property is readily accessible year-round by an extensive system of county gravel and unimproved ranch roads extending east from U.S. Highways 30 and 287 and Wyoming Road 487. The all season maintained gravel County Road Number 61 (Fetterman Road) crosses the Bootheel property.

History

Uranium was discovered in the Shirley Basin in 1955 by Teton Exploration Drilling Co., who found ore-grade material by drilling west of the Little Medicine Bow River in the western part of the Shirley Basin, 30 mi south of Casper.  In the summer of 1957, several thousand claims were staked over 150 square mi.  By the end of 1959, over 1,000,000 ft of drilling had been completed through the mineralized Wind River Formation, and into underlying pre-Tertiary rocks.  In 1959, Utah Mining Corp. later Utah Construction and Mining Co. (Utah) sank a shaft on their property and the first uranium was produced in March 1960, with ore shipped to the Lucky Mc mill in the Gas Hills area west of Casper.  Late in 1964, the company stopped underground mining and commenced an in-situ leach operation using sulphuric acid and ion exchange for recovery.  Production amounted to approximately 200,000 pounds of U3O8 per year through 1970. In 1970, the ISR operation was replaced by a conventional mine and mill.

In July 1960, Petrotomics Co. commenced an open-pit operation in the same area and in 1962 a solvent extraction facility was built on the property.  A second pit commenced operation in 1966.  By late 1969, there were three operating mines in the Shirley Basin, those of Petrotomics and Utah, as well as Kerr McGee Corp. (“Kerr-McGee”).

Total production from the Basin amounted to about 34 million lbs of uranium. The last mine closed in 1992 and most of the pits have been reclaimed.  Cogema Mining Inc. retains one pit, which is used for the disposal of low-level radioactive waste from the ISR operations in the Powder River Basin.

The Bootheel property was originally staked in 1958 by Kerr McGee Corp. Kerr McGee drilling (283 holes) discovered both shallow oxidized and deeper uranium mineralization in sandstones but dropped the property in 1962.  The company re-acquired the property in 1968, and again abandoned it.  Rocky Mountain Energy Corporation (Union Pacific Railroad) also conducted limited drilling in the early 1970s.  In 1977, Cherokee

Exploration Inc. (“Cherokee”) obtained a land package, as well as the Kerr McGee database and formed an exploration and drilling participation agreement with Uranium Resources and Development Company (“URADCO”), a subsidiary of Pennsylvania Power and Light.  Drilling from 1978 to 1980 partly delineated both shallow and deep sandstone mineralization.  Drilling by Kerr McGee Corporation, Cherokee, URADCO and others intersected significant uranium mineralization in sandstones at depths ranging from 150 to 600 feet. Grades and thickness range from 2 feet at 0.12% U3O8 to 22.5 feet at 0.071% U3O8.

Dames & Moore estimated a historical resource included in a report dated 1980, for parts of the property.  Nuclear Assurance Corporation (NAC) completed a study in 1982 reporting the reserves and resources shown in Table 4.D.-1.  As was industry standard for reporting in the 1980s, tonnages are not provided in the reports.  Reserves are reported using a minimum grade of 0.02% eU3O8 and a GT of 0.12 ft%.

TABLE 4.D.-1 – HISTORICAL RESOURCES
Classification	Age of Formation	Av. Thick. (ft)	Av grade (%eU3O8)	Av GT	Pounds eU3O8
Measured + Indicated Reserves	Jurassic	14.9	0.037	0.55	2,625,000
Measured + Indicated Resources	Tertiary	4.9	0.078	0.38	1,095,000
Inferred Resources	Jurassic	11.4	0.044	0.50	2,801,000
Geological Resources	Jurassic, Cretaceous.	Not reported	Not Reported	Not Reported	4,462,000
TOTAL					10,983,000

These resources are historical in nature and were compiled before the implementation of NI 43-101 reporting standards.  Readers are cautioned that recent independent verification of the data has not been performed and we have not completed sufficient exploration to verify the historical resource and reserve estimates.  The categories of mineralization used are not those prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101 but with the exception of the Geological Resources they would correspond to indicated or inferred resources under those guidelines. Additional drilling will be required to verify this resource and classify it under the current standards. Given the quality of the historic work completed on the property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

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

On January 15, 2009 the Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from MJ Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

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

The final historic drill data set acquired from Cameco in January 2009 was compiled by our geological team and  combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed us to complete the Bootheel Report.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.

Activities in fiscal 2011 included further base line environmental studies.  A Sage Grouse and Raptor survey was completed in June.  The Nuclear Regulatory Commission was notified in August of the Company`s intention to file a permit application in 2012.

In the summer 2011, Crosshair plans on carrying out a $1.5 million exploration program, which will consist of further drilling, hydrogeological tests and continued permitting.  The goal of the program is to capture the balance of the historical uranium resource and complete a new resource estimate to be followed by a scoping study.

Wyoming – Juniper Ridge Property

N
1,000,000 ftE
1,200,000 ftE
800,000 ftN
600,000 ftN
400,000 ftN
WS
MT
ND
OR
ID
WY
SD
Map Area
NE
NV
UT
CO
KS
CA
AZ
NM
TX
Sweetwater County, WY
Carbon County, WY
Juniper Ridge
Moffat County, CO
Routt County, CO
CROSSHAIR
JUNIPER RIDGE PROJECT
Location Map
NAD83 Wyoming State Plane Zone East Central
Drawn: LS
July 20, 2011
0 5 10
Miles

The Juniper Ridge Property, located in Carbon County, southwest Wyoming, comprises 197 claims and one state mineral lease totalling 4,710 acres (1,906 Ha) in size.

On October 29, 2010, we signed a definitive agreement with Strathmore Resources Ltd. (“Strathmore”), a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge uranium property.  The aggregate total price for a 100% interest in the property will be satisfied as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,250,000	$2,750,000	$7,000,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair).  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

 Location

The property is located in Carbon County, 60 miles south of Rawlins and the I-80, 6 miles west of Baggs and 2 miles north of the Wyoming Colorado border.

Accessibility

A well maintained gravel road from Baggs crosses the property.  Numerous two-tracks provide easy access to the all of the property from the main road.  Haydon, Colorado, 75 miles southeast of Baggs, is the nearest airport with commercial air service.

History

The property has seen limited production from shallow open pits in the 1950s and 1960s.  It has been reported that 156,000 tons grading 0.172% U3O8 were mined which resulted in the production of 536,000 pounds of uranium.  Urangeshellschaft (“UG”) acquired the property in the 1970s and carried out an extensive program consisting of drilling, metallurgical test work and other technical studies on the feasibility of taking the property to production as an open pit heap-leach operation. Due to low uranium prices the property was sold to AGIP Mining Company (“AGIP”) in 1981 who re-evaluated the property with additional drilling and technical studies in 1982 and 1986.  The earlier study proposed an open pit and heap-leach scenario with a projected 80% recovery while the later study proposed an open pit and conventional mill circuit with an expected 90% recovery using alkaline leaching.  The studies were based on gamma logs from over 4,000 rotary holes and 200 core holes.

The most recent historical estimate completed by AGIP in 1986 is 5.2 million tons grading 0.067% eU3O8 for a total 6.97 million pounds of uranium.  This historical resource estimate was based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval.  The resource was estimated using the polygonal method with a maximum 50 foot radius.  This resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy.  Additional drilling will be required to verify this resource and classify it under the current standards.  Given the quality of the historic work completed on the property, we believe the resource estimate to be both relevant and reliable.  However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and we are not treating the historic resources as current.  Therefore, the historical resource estimate should not be relied upon.

AGIP dropped the property in the mid 1980s due to the low price of uranium.  No work has been carried out on the property since then.

Geology

The Juniper Ridge uranium property is located within a small subsidiary basin on the southeast flank of the Washakie Basin.  This basin, as defined by the outcropping Browns Park formation is about 10 miles square appears to be a small tectonic graben down-dropped post Eocene but pre-Browns Park time.  Dominant structures are east-trending high angle normal faults.  Minor east-west trending folds cut through the basin but the effects on the Browns Park are not significant.

Rocks ranging from Cretaceous to recent outcrop in the region surrounding the basin.  The Browns Park is the only Miocene age outcropping in the basin and was deposited on a highly irregular erosion surface.  The formation has a dip of 5o or less.  The base of the Browns Park consists of a conglomerate, unconformably overlying the Wasatch Formation.  The conglomerate is 5 to 75 feet thick and contains quartz and igneous pebbles in a sandstone matrix. Overlying the conglomerate is tuffaceous fine-grained feldspathic sandstone with a bi-model grain size.  The upper unit consists of a similar tuffaceous sandstone but it is a very fine-grained unimodal sandstone.  Both the middle and upper units contain up to 20% clay in the form of montmorillonite or kaolinite.  The consensus of most geologists is that the upper two units are eolian in origin.

Mineralization

Oxidation of the host sandstone is generally less than 60 feet.  Secondary uranium minerals in this zone include autunite, meta-autunite uranophane and schroeckingerite.  The better mineralization is in the un-oxidized sections and is reported to contain autunite, coffinite and uraninite.  Mineralization is largely restricted to the sandstone units above the conglomerate.  It is reported that based on the electric logs there is a tendency for the mineralization to occur between finer and coarser units deposited along classical roll fronts.  Mineralization is predominately parallel to the sedimentary structures but occasionally crosses some structures.  Localization of the uranium appears to be the result of the presence of pyrite or hydrogen sulphide as there is an active gas reservoir at depth.  D Robertson determined that at very low grades, about 0.008%, the mineralization was continuous for several thousand feet but at grades above 0.05% continuity varied between tens of feet to several hundreds of feet.  In an examination of 80 twinned holes (5 to 12 feet apart) there were significant variations in grade and thickness over very short distances.

Exploration and Development

We have not completed any work on the property since the acquisition in 2010 but an 80,000 foot drill program is planned for the spring and summer of 2011.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2011, 2010, and 2009 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto, and in particular Note 17 related to Differences Between Canadian and United States Generally Accepted Accounting Principles, included in this Annual Report.  Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

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

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming and Utah, USA on the following properties:

•	Central Mineral Belt (“CMB”) Uranium Project in Labrador

•	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador

•	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

•	Bootheel Uranium (“Bootheel”) Project with URE in Wyoming

•	Juniper Ridge Property (“Juniper Ridge”) in Wyoming

For fiscal year ended April 30, 2011 the Company reported a net loss of $2,086,719 or $0.05 per common share, compared with a net loss of $2,321,078 or $0.08 per common share for the prior fiscal year.   While figures have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2011, the Company reported a loss of $2,086,719 and as at that date had an accumulated deficit of $55,781,355. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Recent Canadian Accounting Pronouncements

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The adoption of these three sections will affect the Company’s accounting for business combinations, if any, on or after May 1, 2011.

Comprehensive Revaluation of Assets and Liabilities (Section 1625) and Equity (Section 3251)

As a result of issuing CICA Handbook sections 1582, 1601, and 1602, CICA Handbook Section 1625 has been amended and is effective prospectively beginning on or after January 1, 2011. Section 3251, Equity, has been amended as a result of issuing Section 1602 and applies to entities that have adopted this section. The Company does not expect any material impact on its financial position, operating results or disclosure on the adoption of this new section.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  For the Company, the transition date will be May 1, 2010 and this will require the restatement for comparative purposes of amounts reported by the Company for each of the quarters for the year ended April 30, 2011.  The Company has completed the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; flow through shares and share-based payments; exploration costs; impairment of long-lived assets; asset retirement obligations and future income taxes. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its fiscal quarter ending July 31, 2011, along with its determination of changes to accounting policies and choices to be made.  The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured.  The Company expects to complete its quantification of financial statement impacts by the end of its fiscal quarter ending July 31, 2011.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2011, 2010 and 2009.

We have adopted the fair value based approach to share-based compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2011 compared to the fiscal year ended April 30, 2010

For fiscal year ended April 30, 2011 the Company reported a net loss of $2,086,719 or $0.05 per common share, compared with a net loss of $2,321,078 or $0.08 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2011 increased to 41,193,459 from 29,528,511 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (200,000 common shares) in the 3rd and 4th quarters of fiscal 2011
•	Various financings (13,749,875 common shares) completed in the 3rd quarter of fiscal 2011
•	Exercise of warrants (657,903 common shares) in the 3rd and 4th quarters of fiscal 2011

Expenses

Expenses for the current year were $3,256,203, 5% higher than in fiscal 2010 due primarily to an increase in stock-based compensation expense and management and consulting fees which was offset by a reduction in office and administration, rent, and wages and salaries expenses as a result of the engagement of a Management Services Company in October 2010.  Stock based compensation, management and consulting fees caused a 20% increase in the overall loss, which was offset by a 13% decrease from office and administration, rent and wages and salaries attributed to the engagement of the Management Services Company.

Stock-based compensation expense for 2011 was 14% higher than in 2010 due largely to new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011, and a resulting increase in expense recognition.

Consulting and management fees increased by 279%, as a direct result of increased Company activities, reflecting favorable conditions in the markets.

In addition, investor relations expenditures increased by 113% from fiscal 2010 due to increasing investor and public relations activities.

Wages and salaries decreased in 2011 by 44% from 2010 due primarily to on-going expenditure reductions achieved by the engagement of a Management Services Company which provides administrative, geological, and corporate services at lower costs.

The engagement of a Management Services Company also led to a decrease in office and administration expenses of 46%, and a decrease in rent of 54%.

Audit and accounting expenditures decreased by 42% compared to fiscal 2010 when additional costs attributable to SOX compliance were incurred.

Other Income (Expenses)

Other income increased in fiscal 2011 by $471,739 to $419,484 compared with recorded expenses of $52,255 in 2010.  The Company realized a gain on Marketable securities of $501,961 compared to a last year’s gain of $66,667.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. This gain was partially offset by a loss on sale of assets of $110,291. In fiscal 2010, the Company’s Sinbad project was written off and as a result $229,796 was recorded for this write-off. No write-offs of mineral properties occurred in fiscal 2011.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $750,000 related to exploration activities funded by flow-through share arrangements and renounced to investors in accordance with Canadian income tax legislation.  During the current fiscal year, the Company issued 3,750,000 common shares on a flow-through basis for gross proceeds of $3,000,000.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property exploration expenditures of $1,347,411 due primarily to the exploration activities on the CMB Moran Lake property totaling to $445,470 (including $200,000 of acquisition costs); CMB-JV totaling to $225,957; Bootheel totaling to $105,656 (net of recoveries); Golden Promise totaling to $493,320 (net of recoveries); and Juniper Ridge totaling to $258,458 (including $232,945 of acquisition costs)

Working Capital

Working capital was $10,815,170 as at April 30, 2011 compared with $3,403,009 as at April 30, 2010. The increase of $7,412,161 was mainly due to cash provided by financing activities of $9,995,812, which was then partially offset by operating and investing activities of the Company during fiscal 2011.

Results of Operations for the fiscal year ended April 30, 2010 compared to the fiscal year ended April 30, 2009

For fiscal year ended April 30, 2010 the Company reported a net loss of $2,321,078 or $0.08 per common share, compared with a net loss of $20,724,237 or $0.88 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2010 increased to 29,528,511 from 23,396,172 for the previous year. The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•           Exercise of stock options (6,250 common shares) in the 3rd quarter of fiscal 2010

•           Various financings (3,025,000 common shares) completed in the 3rd quarter of fiscal 2010

•           Settlement of vendor debt (87,500 common shares) in the 3rd quarter of fiscal 2010

•           Financing (1,704,545 common shares) competed in the 4th quarter of fiscal 2010

The net loss for the fiscal year ended April 30 2010 decreased 89% from the prior period. The decline resulted from a 105% decrease in losses on marketable securities, a 98% decrease in impairment of mineral properties, a 68% decrease in stock based compensation expense, and a 43% decrease in the general and administrative expenses of the Company.

During fiscal 2010 the Company took certain steps to continue its operations under unfavourable economic conditions. One of these steps was a reduction in general and administrative expenses, in particular office and administrative, audit and accounting, consulting, and investor relations. An additional measure undertaken by the Company was to reduce the number of staff on hand in order to reduce wages and salaries, and travel expenses. This corporate downsizing led also to the decrease in stock based compensation expense resulting in certain stock options being cancelled and fewer stock options being granted and vested during the fiscal year of 2010.

Reflecting the improving securities market, the decrease in losses on marketable securities was mainly due to the increase in carrying value of the Company’s investment recorded at fair market value.

The significant decline in the impairment of mineral properties was attributable to the $14,000,000 non-cash impairment charge on the Company’s uranium interest in the Central Mineral Belt of Labrador recorded in 2009 compared to the $229,796 charge on the Company’s Sinbad project recorded in 2010.

The changes in the following items have also had a material effect on reported net loss and the Company’s operations for the period:

Wages and salaries decreased in 2010 by 52% from 2009 due primarily to staff level reductions in an effort to reduce overall expenditures throughout the Company.

Audit and accounting expenses decreased by 23%, when compared to fiscal 2009 due to the fact that the Company’s auditors were not required to audit the Company’s internal controls under SOX 404(b), as was the case in fiscal 2009.

Investor relations expenditures decreased by 56% from fiscal 2009 due to reducing investor relations activities.

Legal expenditures increased by 29% over fiscal 2009 as a result of fees directly associated with the litigation with Expedition.

Office and administrative expenses decreased by 45% due to the overall reduction in office activities related to corporate downsizing.

Other Income (Expenses)

Other expenses decreased in fiscal 2010 by $52,255 to $15,058,379 compared with $15,110,634 in 2009.  The Company’s Sinbad project was written off during the year as a result $229,796 was recorded for this write-off. Additionally, the company’s interest income was $126,303 lower than the prior year due to the lower average cash balances and the Company realized a gain on Marketable securities of $66,667 compared to last year’s loss of $1,290,195.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $818,750 related to the renouncing in fiscal 2010 of certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During fiscal 2010, the Company issued 3,479,545 common shares on a flow-through basis for gross proceeds of $3,275,000 which were renounced in fiscal 2010.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During fiscal 2010, the Company incurred total mineral property exploration expenditures of $1,048,856 due primarily to the exploration and drilling activities on the CMB Moran Lake property totaling $455,145; CMB-JV totals $74,411 (net of recoveries); Bootheel totaling $(97,210); and Golden Promise totaling $846,306.

Working Capital

Working capital was $3,403,009 as at April 30, 2010 compared with $2,641,169 as at April 30, 2009, up by $761,840. The increase was mainly due to cash provided by financing activities of $3,817,314, which was then partially offset by operating and investing activities of the Company during fiscal 2010.

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2011, April 30, 2010 and April 30, 2009

As of April 30, 2011, the Company had cash and cash equivalents of $9,931,585 (April 30, 2010 - $3,427,511, April 30, 2009 - $2,827,274) and working capital of $10,815,170 (April 30, 2010 - $3,403,009, April 30, 2009 - $2,641,169).  Cash used in operating activities during 2011 was $1,965,771 compared with $2,259,493 in 2010 and $3,414,510 in 2009.  Cash utilized in investing activities was $1,525,967 when compared with $957,584 in 2010 and $6,053,579 in 2009. Cash provided by financing activities increased to $9,995,812 compared with $3,817,314 in 2010 as the result of financing completed during the year and the exercises of stock options and warrants and ($980,511) in 2009 due to advances made to Target.

Capital Resources

The Company believes it has sufficient working capital to finance its intended operations, and maintain its priority mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future. The Company currently does not have any material commitments for capital expenditures.

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

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

As at April 30, 2011, we had no contractual obligations.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito	44	Executive Chairman
C. Stewart Wallis	67	Chief Executive Officer, President and Director
Jay Sujir 2	53	Director
Ian B. Smith 1 2	65	Director
Chris Collingwood 1	64	Director
Derrick (Rick) Gill 1 2	63	Director
Joseph Miller	48	Director
Sonya Atwal	31	Chief Financial Officer
1           Member of Audit Committee
2           Member of Compensation Committee

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  From 2006 to 2009, we entered into employment agreements with our senior officers and all of our full-time employees.  In August 2009, we began entering into consulting agreements with our senior management and currently have no employment agreements in effect with senior management or full-time employees.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of the current consulting agreements with senior management.  On January 1, 2010, we entered into a management services agreement with EGM under which EGM provides shared office, administration and payroll services to the Company and as of January 1, 2010, we do not employ any staff full-time.  On October 1, 2010, we entered into a revised management services agreement. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

Mark J. Morabito has been our Executive Chairman since March 1, 2010.   Mr. Morabito served as our Non-Executive Chairman from December 18, 2009 until his appointment as Executive Chairman on March 1, 2010.   He was also Chief Executive Officer from February 2003 until March 1, 2010 when Stewart Wallis was appointed to that position, and has been a Director since November of 1998.  Mr. Morabito also served as our President from February 2003 until February 18, 2008, when Paul Hosford was appointed to that position.  Mr. Morabito was re-appointed as President on October 21, 2008 following Mr. Hosford’s resignation from that position.  On March 31, 2009, Mr. Morabito ceased to be our President, when Stewart Wallis was appointed to that position in addition to being appointed Chief Executive Officer in 2010.  Mr. Morabito remains our Executive Chairman and a Director.

Mr. Morabito devotes approximately 30% of his time during a typical work week to our business.  Mr. Morabito also serves on the board of directors of Santa Fe Metals Corporation, Silver Quest Resources Ltd., Excelsior Mining Corp., Alderon Resource Corp., Ridgemont Iron Ore Corp., Logan Resources Ltd. and Midland Minerals Corporation. He is also the President and CEO of Alderon Resource Corp. and Ridgemont Iron Ore Corp. Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.

C. Stewart Wallis was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis devotes substantially all of his time during a typical work week to our business.  Mr. Wallis is the Managing Director of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, the Professional Engineers and Geoscientists of Newfoundland and Labrador, Wyoming Professional Geologists, Certified Professional Geologist under the American Institute of Professional Geologists, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir has been a member of our Board of Directors since February 2003.  Mr. Sujir served as our Non-Executive Chairman from his appointment on September 10, 2007 until December 18, 2009 when Mark Morabito was appointed Non-Executive Chairman.  Mr. Sujir is currently the Chairman of the Board of Sunward Resources Ltd. and is the Corporate Secretary and a Director of Santa Fe Metals Corp.  Mr. Sujir also serves on the boards of directors of Excelsior Mining Corp., AMI Resources Inc., Escape Gold Inc., Midasco Capital Corp., Red Eagle Mining Corporation, Slater Mining Corporation and Uracan Resources Ltd.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

Ian B. Smith joined our Board of Directors in September 2006.  Mr. Smith has over 40 years’ experience in corporate, operations, project management and consulting within the international base, precious metals and coal industries.  He has worked around the world including Africa, China, Southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of MRDI which became one of the largest and most successful mining consultancies in North America.  Mr. Smith is President, CEO and a director of Santa Fe Metals Corporation and Yellowhead Mining Inc.  Mr. Smith also serves on the board of directors of EURO Ressources S.A.  Mr. Smith was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990.  Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

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

Derrick (Rick) Gill joined our Board of Directors in May 2008.  Mr. Gill has more than 30 years’ experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Brigus Gold Corp.

Joseph Miller joined our Board of Directors on June 26, 2009.  He served as our Chief Financial Officer from September 2, 2008 until June 30, 2009.   Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta.  Prior to joining Crosshair, Mr. Miller was the Chief Financial Officer of GPS Industries Inc. and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls.  From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations.  Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia.  He received his diploma in Business Administration from Mount Royal College in 1989.  Mr. Miller was the Chief Financial Officer of Powerex Corp., a wholly-owned subsidiary of BC Hydro until May 24, 2011.

Sonya Atwal has been our Chief Financial Officer (“CFO”) since February 15, 2011.  Ms. Atwal received her CGA designation in February 2008, and is a member of the Certified General Accountants of British Columbia.    Ms. Atwal received her Bachelor of Business Administration from the Southern Alberta Institute of Technology (SAIT in 2008).   Ms. Atwal served as our Controller from 2005 until her appointment as Chief Financial Officer.  Ms. Atwal is also the Chief Financial Officer of Alderon Resource Corp. and Excelsior Mining Corp.

Adam Kniec was our Chief Financial Officer from August 16, 2009 until February 15, 2011.  Mr. Kniec is a Canadian Chartered Accountant and a U.S. Certified Public Accountant and has over 12 years of accounting, auditing and financial reporting experience with Canadian and U.S. public companies, including a number of energy and resource companies.  Mr. Kniec is the founder and President of ArkOrion Enterprises Inc., a company that provides accounting and financial reporting services to Canadian and U.S. public companies. Prior to forming ArkOrion Enterprises Inc. in 2007, Mr. Kniec was a Senior Manager at PricewaterhouseCoopers LLP in Vancouver, B.C.  Mr. Kniec received his CA designation in 2002 and is a member of the Institute of Chartered Accountants of British Columbia. In 2003, Mr. Kniec received his U.S. Certified Public Accountant designation from the University of Illinois. He received his diploma in Accounting from Langara College in Vancouver, British Columbia in 1996 and an Advanced Certificate in Accounting from the Institute of Chartered Accountants of British Columbia in 1999.   Since January 2008, Mr. Kniec has also served as the Chief Financial Officer of Petro Vista Energy Corp., an Exchange listed company.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2011, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2011

Name and Principal Position	Year	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito 1 Executive Chairman and Director	2011	--	$75,000	$108,330	375,000	$1.44	2015/12/21
Stewart Wallis 2 CEO, President and Director	2011	--	125,000	$190,000	375,000	$1.44	2015/12/21
Joseph Miller Director	2011	--	--	--	100,000	$1.44	2015/12/21
Jay Sujir Director	2011	--	--	--	100,000	$1.44	2015/12/21
Ian Smith Director	2011	--	--	--	100,000	$1.44	2015/12/21
Chris Collingwood Director	2011	--	--	--	100,000	$1.44	2015/12/21
Derrick Gill Director	2011	--	--	--	100,000	$1.44	2015/12/21
Adam Kniec 3 Chief Financial Officer	2011	--	--	68,900	50,000	$1.44	2015/12/21
Sonya Atwal 4 Chief Financial Officer	2011	--	10,000	--	100,000	$1.44	2015/12/21

1	Mr. Morabito was appointed President on October 21, 2008 and ceased to be President on March 31, 2009. Mr. Morabito ceased to be CEO and was appointed Executive Chairman on March 1, 2010.
2	Mr. Wallis ceased to be a director on July 27, 2008 and was appointed a director on March 31, 2009. Mr. Wallis was appointed President on March 31, 2009 and CEO on March 1, 2010.
3	Mr. Kniec resigned as Chief Financial Officer on February 15, 2011
4	Ms. Atwal was appointed as Chief Financial Officer on February 15, 2011

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Employment and Consulting Agreements

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated.   Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of a change of control, MJM will receive the equivalent of 36 months’ fees.  Prior to entering into the 2011 MJM Consulting Agreement, the Company had entered into a consulting agreement with MJM and Morabito dated March 1, 2010 (the “2010 MJM Consulting Agreement”).  Under the terms of the 2010 MJM Consulting Agreement, provided the services of Morabito to act as Executive Chairman of the Company and general management consulting services to the Company for which MJM received a monthly fee of $8,333 plus applicable taxes and was eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors. Upon entering into the 2011 MJM Consulting Agreement, the 2010 MJM Consulting Agreement was terminated.

On March 1, 2011, the Company entered into a consulting agreement with Sundance Geological Ltd. and C. Stewart Wallis (Wallis”) (the “2011 Sundance Consulting Agreement”). Under the terms of the 2011 Sundance Consulting Agreement, Sundance provides the services of Wallis to act as President and Chief Executive Officer of the Company and to provide such general management and geological consulting services as the Company may require from time to time.   The term of the 2011 Sundance Consulting Agreement is three years, commencing on March 1, 2011.   Under the terms of the 2011 Sundance Consulting Agreement, Sundance receives a monthly fee of $20,000 plus applicable taxes and is eligible to receive an annual cash bonus of up to $66,666, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of

Directors.   In the event of termination of the 2011Sundance Consulting Agreement, Sundance will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the 2011 Sundance Consulting Agreement.  In the event of a change of control, Sundance will receive the equivalent of 36 months’ fees.  Prior to entering into the 2011 Sundance Consulting Agreement, the Company had entered into a consulting agreement with Sundance and Wallis dated March 1, 2010 (the “2010 Sundance Consulting Agreement”).  Under the terms of the 2010 Sundance Consulting Agreement, provided the services of Wallis to act as President and Chief Executive Officer of the Company and such general management and geological consulting services for which Sundance received a monthly fee of $15,000 plus applicable taxes and was eligible to receive an annual cash bonus of up to $50,000, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Board of Directors. Upon entering into the 2011 Sundance Consulting Agreement, the 2010 Sundance Consulting Agreement was terminated.

On August 10, 2009, the Company entered into a consulting agreement (the “ArkOrion Consulting Agreement”) with ArkOrion Enterprises Inc. (“ArkOrion”) under which ArkOrion was engaged to provide management services to the Company and to provide the services of Adam R. Kniec to act as Chief Financial Officer of the Company.   The Consulting Agreement had a one year term commencing on August 16, 2009 and was extended by the Company for an additional one year term.  Under the terms of the ArkOrion Consulting Agreement, ArkOrion received a monthly fee of $5,300 plus applicable taxes, such fee to be reviewed on a six month basis.  The Company also made an initial grant to Adam R. Kniec of options to purchase up to 200,000 common shares at a exercise equal to the Company’s closing stock price on the date of the agreement, such options to have a five year term and vest in accordance with the provisions of the Company’s stock option plan.  In the event of a change of control, ArkOrion was to receive the equivalent of 12 months’ fees.  Mr. Kniec resigned as Chief Financial Officer on February 15, 2011 and the ArkOrion Consulting Agreement was terminated.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2011 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of seven directors all of whom were elected at our annual general meeting of shareholders held on December 15, 2010.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Mark Morabito	November 12, 1998
Stewart Wallis1	March 31, 2009
Jay Sujir	February 19, 2003
Ian Smith	September 21, 2006
Chris Collingwood	October 25, 2007
Derrick Gill	May 27, 2008
Joseph Miller	June 26, 2009

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was re-appointed as a director on March 31, 2009.

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

Relevant Education and Experience

Ian Smith.  Mr. Smith has over 40 years experience in corporate operations, project management and consulting with the international base metals, precious metals and coal industries.  Mr. Smith has been the President, Chief Executive Officer and a director of Santa Fe Metals Corp. since February 2007.  He was the President, Chief Executive Officer, Chief Operating Officer and a director of bcMetals Corporation from October 2004 to February 2007.  Mr. Smith was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a

Fellow with the Aus. IMM since 1990.  Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2011	0(1)	0(2)
April 30, 2010	0	0(2)
April 30, 2009	12	52

1
Pursuant to the Management Services Agreement with EGM dated October 1, 2010, EGM provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement. As such, the Company no longer employs any full-time staff.

2
Due to the global economic conditions during the fiscal years ended April 30, 2010 and April 30, 2011, and our cash conservation program, we did not employ any temporary workers during these fiscal years.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of July 20, 2011.  As of July 20, 2011, we had 47,477,151 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of July 20, 2011.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	1,545,880 1	3.26%
Stewart Wallis	734,900 2	1.55%
Joseph Miller	169,166 3	*
Jay Sujir	327,250 4	*
Ian Smith	175,000 5	*
Chris Collingwood	272,450 6	*
Derrick Gill	261,875 7	*
Adam Kniec 8	N/A	N/A
Sonya Atwal	145,750 9	*
Directors and Executive Officers as a group	3,632,271	7.65%

*           Indicates less than one percent.
1	Includes options to purchase 582,954 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 203,125 common shares expiring November 23, 2012.
2	Includes options to purchase 388,750 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 75,000 common shares expiring November 23, 2012.
3
Includes options to purchase 337,500 common shares exercisable within 60 days of July 20, 2010,  warrants to purchase 6,250 common shares expiring November 19, 2011 and warrants to purchase 6,250 common shares expiring November 23, 2012.

4	Includes options to purchase 87,500 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 31,250 common shares expiring November 23, 2012.
5	Includes options to purchase 137,500 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 12,500 common shares expiring November 23, 2012.
6	Includes options to purchase 160,000 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 15,625 common shares expiring November 23, 2012.
7	Includes options to purchase 210,000 common shares exercisable within 60 days of July 20, 2010 and warrants to purchase 15,625 common shares expiring November 23, 2012.
8	Mr. Kniec resigned as Chief Financial Officer of the Company on February 15, 2011.
9	Includes options to purchase 130,000 common shares exercisable within 60 days of July 20, 2010.

The following table presents the stock options granted to the aforementioned persons and unexercised as of July 20, 2011.  The stock options are for common shares.  On December 15, 2010, the Company’s common shares were consolidated on the basis of one new share for four old shares.  The following numbers are stated in post-consolidation numbers.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Mar. 31, 20092 Oct. 23, 2008 Sept. 15, 2008	375,000 118,382 75,000 42,489 45,000 83,333 125,000	93,750 118,382 75,000 42,489 45,000 83,333 125,000	$1.44 $0.88 $1.08 $4.00 $1.40 $0.60 $1.08	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Aug. 29, 2011 Oct. 23, 2013 Sept. 15, 2013
Stewart Wallis	Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Sept. 15, 2008	375,000 50,000 25,000 75,000 120,000 25,000	93,750 50,000 25,000 75,000 120,000 25,000	$1.44 $0.84 $0.88 $1.08 $4.00 $1.08	Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Sept. 15, 2013
Joseph Miller	Dec. 21, 2010 May 28, 2009 Oct. 23, 2008 Aug. 1, 2008	100,000 31,250 41,666 37,500	25,000 31,250 41,666 37,500	$1.44 $1.08 $0.60 $2.00	Dec. 21, 2015 May 28, 2014 Oct. 23, 2013 Aug. 1, 2013
Jay Sujir	Dec. 21, 2010 May 28, 2009 Oct. 27, 2008 Sept. 15, 2008	100,000 50,000 87,500 25,000	25,000 50,000 87,500 25,000	$1.44 $1.08 $1.08 $1.08	Dec. 21, 2015 May 28, 2014 Oct. 27, 2013 Sept. 15, 2013
Ian Smith	Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2010 May 28, 2009 Sept. 15, 2008	100,000 25,000 12,500 37,500 37,500	25,000 25,000 12,500 37,500 37,500	$1.44 $0.84 $0.88 $1.08 $1.08	Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013
Chris Collingwood	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Sept. 15, 2008	100,000 50,000 35,000 50,000	25,000 50,000 35,000 50,000	$1.44 $0.88 $1.08 $1.08	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013
Derrick Gill	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 May 23, 2008	100,000 62,500 60,000 62,500	25,000 62,500 60,000 62,500	$1.44 $0.88 $1.08 $3.52	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 May 23, 2013
Adam Kniec	Dec. 21, 2010 Aug. 10, 2009	50,000 12,500	12,500 12,500	$1.44 $0.76	Dec. 21, 2015 Aug. 10, 2014
Sonya Atwal	Dec. 21, 2010 May 28, 2009 Mar. 31, 20092 Mar. 31, 20092 Oct. 23, 2008 Mar. 6, 2007	100,000 37,500 9,000 21,000 12,500 25,000	25,000 37,500 9,000 21,000 12,500 25,000	$1.44 $1.08 $4.00 $1.40 $0.60 $0.92	Dec. 21, 2015 May 28, 2014 Aug. 29, 2012 Aug. 29, 2011 Oct. 23, 2013 Mar. 6, 2012

1	Includes those options that are exercisable within 60 days of July 20, 2011.
2	Options previously granted by Target which transferred to the Company on closing of the acquisition of Target by the Company on March 31, 2009.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated November 4, 2010 (the “Plan”).  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  If any stock option has been exercised, the number of common shares into which such stock option was exercised shall become available to be issued upon the exercise of stock options subsequently granted under the Plan   On December 15, 2010, the Company’s common shares were consolidated on the basis of one new share for four old shares.  The following numbers are stated in post-consolidation numbers.  As at May 1, 2010, the beginning of the fiscal year ended April 30, 2011, there were 313,750 unoptioned common shares available for grant and 584 common shares available for grant under the Plan as at April 30, 2011. During the fiscal year ended April 30, 2011, we granted stock options to purchase an aggregate of 2,815,000 common shares.  During the fiscal year ended April 30, 2011, 200,000 stock options to purchase common shares were exercised and stock options to purchase an aggregate of 446,261 common shares were cancelled or expired. There were no changes in the exercise price of outstanding options during the year ended April 30, 2011 other than the adjustment to all exercise prices to reflect the consolidation of the Company’s shares as described above.

Target Stock Options

As a term of the plan of arrangement between Crosshair and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).  On December 15, 2010, the Company’s common shares were consolidated on the basis of one new share for four old shares.  The following numbers are stated in post-consolidation numbers.  As at April 30, 2011 there were 272,908 Target Exchanged Options outstanding, exercisable into a total of 327,490 common shares of the Company.  During the fiscal year ended April 30, 2011, no Target Exchanged Options to purchase common shares were exercised and a total of 64,592 Target Exchanged Options (exercisable into 77,510 common shares) were cancelled.  No additional Target Exchanged Options were to be issued as of March 31, 2009.

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

On July 20, 2011, we had 47,477,151 common shares issued and outstanding to approximately 428 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 112 shareholders of record located in the U.S., who own an aggregate of approximately 3.85% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2011 and the period from May 1, 2010 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $699,268 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations (2010 - $203,639, 2009 -$38,498) to this management company for such services. At April 30, 2011, $72,407 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

•
Paid rent for its Newfoundland office of $Nil (2010 - $6,592, 2009 - $97,153) to a private company that has a director (Chris Collingwood) in common.  In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $63,600 (2010 - $50,350, 2009 - $Nil) of fees paid or accrued to company owned by a former officer (Adam Kniec) of the Company.  Management fees include $328,330 (2010 - $94,582, 2009 - $43,750) of fees paid or accrued to two private companies owned by a director and officer (Mark Morabito and Steward Wallis) of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at April 30, 2011.

•
During the year ended April 30, 2011, the Company paid bonus amounts of $210,000 included in management fees and wages and salaries (2010 - $Nil, 2009 - $Nil) to various officers/directors (Chris Collingwood, Ian Smith, Jay Sujir, Rick Gill, Joseph Miller, Sheila Paine, Sonya Atwal, Stewart Wallis, Mark Morabito) of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer (Mark Morabito) in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on disposal of assets.

•	During the year ended April 30, 2011, $Nil of management fees (2010 - $26,250, 2009 - $Nil) was paid to former directors of Target.

•	The $Nil in legal fees (2010 - $24,998, 2009 - $Nil) was paid during the year to the law firm of which a director (Jay Sujir) is a partner..

•
At April 30, 2011, the Company had a receivable of $Nil (April 30, 2010 - $2,669,) from a company with a director and officer (Mark Morabito) in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•	The Company had incurred independent directors’ fees of $Nil (2010 - $Nil, 2009 - $100,500).

The amounts charged to the Company for the services provided have been determined by negotiations among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amounts of consideration established and agreed by the related parties.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment. The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

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

See our audited financial statements for the fiscal years ended April 30, 2011, April 30, 2010 and April 30, 2009 included under Item 17 of this annual report.

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

Legal/Arbitration Proceedings

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of April 30, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2011, Expedition held 1,875,000 Crosshair warrants.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in September or October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. As of April 30, 2011, Mr. Murphy has commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at April 30, 2011.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

8.B.           Significant Changes

Since April 30, 2011, the date of our most recent financial statements, no significant changes have occurred.

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

Period	High	Low
July 1-20, 2011	$0.75	$0.66
Month ended June 30, 2011	$0.99	$0.62
Month ended May 31, 2011	$0.91	$0.67
Month ended April 30, 2011	$1.30	$0.76
Month ended March 31, 2011	$2.22	$0.92
Month ended February 28, 2011	$2.68	$2.02
Month ended January 31, 2011	$2.46	$1.79

Fiscal quarter ended April 30, 2011	$2.68	$0.76
Fiscal quarter ended January 31, 2011	$2.80	$0.76
Fiscal quarter ended October 31, 2010	$1.00	$0.52
Fiscal quarter ended July 31, 2010	$0.78	$0.42
Fiscal quarter ended April 30, 2010	$1.04	$0.70
Fiscal quarter ended January 31, 2010	$1.02	$0.76
Fiscal quarter ended October 31, 2009	$1.28	$0.72
Fiscal quarter ended July 31, 2009	$1.44	$0.68

Fiscal year ended April 30, 2011	$2.80	$0.42
Fiscal year ended April 30, 2010	$1.44	$0.68
Fiscal year ended April 30, 2009	$3.96	$0.40
Fiscal year ended April 30, 2008	$12.72	$2.56
Fiscal year ended April 30, 2007	$16.80	$4.92

Our common shares began trading on the American Stock Exchange (now NYSE Amex) on May 7, 2007.  The following table lists the high and low prices for our common shares on NYSE Amex for the last six months, fiscal quarters for the last two completed fiscal years, and the last three fiscal years.

Period	High		Low
July 1 - 20, 2011	$0.80		$0.68
Month ended June 30, 2011	$1.02		$0.63
Month ended May 31, 2011	$0.93		$0.68
Month ended April 30, 2011	$1.35		$0.79
Month ended March 31, 2011	$2.30		$0.92
Month ended February 29, 2011	$2.71		$2.04
Month ended January 31, 2011	$2.65		$1.80

Fiscal quarter ended April 30, 2011	$2.71		$0.79
Fiscal quarter ended January 31, 2011	$2.81		$0.76
Fiscal quarter ended October 31, 2010	$1.00		$0.48
Fiscal quarter ended July 31, 2010	$0.76		$0.40
Fiscal quarter ended April 30, 2010	$1.00	`	$0.64
Fiscal quarter ended January 31, 2010	$1.04		$0.72
Fiscal quarter ended October 31, 2009	$1.24		$0.68
Fiscal quarter ended July 31, 2009	$1.28		$0.56

Fiscal Year ended April 30, 2011	$2.81		$0.40
Fiscal Year ended April 30, 2010	$1.28		$0.56
Fiscal Year ended April 30, 2009	$3.52		$0.28
Fiscal Year ended April 30, 2008*	$12.60		$2.52
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

10.C.           Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

On April 27, 2010, we entered into a Settlement Agreement and Mutual Release with Expedition to settle all outstanding litigation between Crosshair and Expedition.  See Item 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings for more description of the Settlement Agreement and Mutual Release.

1.
On April 27, 2010, we entered into a Settlement Agreement and Mutual Release with Expedition to settle all outstanding litigation between Crosshair and Expedition.  See Item 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings for more description of the Settlement Agreement and Mutual Release.

2.
On April 27, 2010, we entered into a voting trust agreement with Expedition (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favor of Expedition management’s proposals for a period of thirty-six months. See Item 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings for more description of the 2010 Voting Trust Agreement.

3.
On October 1, 2010, we entered into a Management Services Agreement with EGM, a company controlled by Mark J. Morabito, whereby we engage EGM to provide shared office/administration and payroll services to the Company and the previous Management Services Agreement dated January 1, 2010 between the Company and EGM was terminated. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

4.
On March 1, 2011, we entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito whereby we engage MJM to provide the services of Mark J. Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time, and a previous consulting agreement dated March 1, 2010 with MJM and Mark J. Morabito was terminated.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

5.
On March 1, 2011, we entered into a consulting agreement with Sundance Geological Ltd. (“Sundance”) and C. Stewart Wallis whereby we engage Sundance to provide the services of C. Stewart Wallis to act as President and Chief Executive Officer of the Company and to provide general management and geological consulting services to the Company, and a previous consulting agreement dated March 1, 2010 with Sundance and C. Stewart Wallis was terminated.. See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.

6.
On October 29, 2010 we entered into the Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448108 Exploration, Inc. a wholly-owned subsidiary of Crosshair’s subsidiary Target Exploration & Mining Corp., pursuant to which we may earn a 100% interest in the Juniper Ridge Property in the State of Wyoming.  See Item 4.A. History and Development of the Company – Property Acquisitions, and Exhibit 4.29 for a description of this agreement.

7.
On November 23, 2010, we entered into an Agency Agreement with BayFront Capital Partners Ltd. (“BayFront”) agreed to act as agent with respect to the private placement of 3,750,000 Flow-Through Units (“FT Units”) to accredited investors in Canada for gross proceeds of $3,000,000, and 10,000,000 Subscription Receipts (“Subscription Receipts”) to accredited investors in Canada and the United States for gross proceeds of $7,000,000.  Each FT Unit was comprised of one “flow-through common share” as defined in the Income Tax Act (Canada) and one-half of one common share purchase warrant (“FT Warrant”).  Each FT Warrant is exercisable to acquire one non-flow through common share at an exercise price of $1.25 for a period of 24 months following closing of the private placement.  Each Subscription Receipt was convertible into one non flow-through unit (“HD Unit”) comprised of one common share and one common share purchase warrant (“HD Warrant”), with each HD Warrant exercisable to acquire one common share at an exercise price of $1.00 for a period of 24 months following closing of the private placement.  A copy of the Agency Agreement is attached as Exhibit 4.30 hereto.

8.
On November 23, 2010, we entered into a Subscription Receipt Agreement with BayFront Capital Partners Ltd. and Computershare Trust Company of Canada (“Computershare”) pursuant to which Computershare agreed to act as Subscription Receipt Agent with respect to the Subscription Receipt private placement described in paragraph 7 above.  Following shareholder approval for the Subscription Receipt private placement at our annual general meeting held on December 15, 2010, the Subscription Receipts were converted to HD Units. A copy of the Subscription Receipt Agreement is attached as Exhibit 4.31hereto

9.
On November 23, 2010, we entered into a Warrant Indenture with Computershare pursuant to which Computershare agreed to act as Warrant Agent with respect to the FT Warrants, HD Warrants and 1,375,000 Agent’s Warrants issued to BayFront as agent pursuant to the Agency Agreement described in paragraph 7 above.  A copy of the Warrant Indenture is attached as Exhibit 4.32 hereto.

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

10.E.           Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder who at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the "Convention") (i) is not resident or deemed to be resident in Canada nor has not been or deemed to have been a resident in Canada, but is a resident of the U.S., (ii) is a "qualifying person" for the purposes of the Convention, (iii) deals at arm's length and is not affiliated with us, and (iv) will acquire and hold our common shares as capital property for the purposes of the Canadian Tax Act.  Generally, our common shares will be considered to be capital property to the shareholder provided the shareholder does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid (including dividends deemed to have been paid) or credited to him or her by a corporation resident in Canada.  We are responsible for withholding this tax at the source. The Convention generally limits the rate of withholding tax on dividends to 15% of the gross amount of such dividends paid to shareholders or, if the shareholder is a company that beneficially owns at least 10% of the voting stock of the payor corporation, 5% of the gross amount of the dividends.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time the common shares listed on a “designated stock exchange” (which includes the TSX and NYSE Amex) and if at any time in the five years immediately preceding the disposition (i)  25% or more of the issued shares of any class or series in our capital stock were owned by a shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with all such persons and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.

The Convention generally relieves U.S. residents who qualify for benefit thereunder from liability for Canadian tax on capital gains derived on a disposition of shares unless the value of the shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production.

Shareholders should consult their own advisors with respect to the application of the Convention.

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

The following discussion is based upon the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

Subject to the PFIC and CFC rules discussed below, in general U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of property. Any Canadian or other non-U.S. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). If we are not a PFIC, dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2013, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”).  For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles. Qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations that are not classified as PFICs if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.   We currently anticipate that if we were to pay any dividends with respect to our shares when we have current or accumulated earnings and profits and if we are not a PFIC for such tax year, then to the extent of such earnings and profits the dividends should constitute “qualified dividend income” for U.S. federal income tax purposes and that non-corporate U.S. Holders should be entitled to the reduced rates of tax, as applicable.

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

Disposition of Our Common Shares

Subject to the PFIC and CFC rules described below in general U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s adjusted tax basis in our common shares.  Subject to the PFIC and CFC rules described below, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.

Passive Foreign Investment Company

We have not determined whether we meet the definition of a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the current tax year or for any prior tax year.  We may or may not be classified as a PFIC in subsequent years due to changes in our assets and business operations.  A U.S. Holder who holds stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules.  The following is a general discussion of these special rules as they apply to U.S. Holders of our common shares.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, of its assets that produce or are held for the production of passive income is 50% or more. The IRS has indicated in published positions that it considers working capital and cash held in reserve to be passive assets that produce passive income.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income and taxed at top marginal rates, rather than as capital gain income.  The special tax would also apply on receipt of “excess distributions” (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period).  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. Generally, however, a QEF Election is not effective unless shareholders have sufficient information to determine their proportionate share of a corporation’s net capital gain and ordinary earnings and to comply with certain other requirements. We have not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future or providing information required under the QEF rules. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the PFIC special taxation rules described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted tax basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for the special PFIC rules discussed above with respect to a U.S. Holder who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC, over (B) the mark-to-market losses that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of the mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would impose U.S. federal income tax on certain transfers of PFIC stock by a U.S. Holder that are generally not otherwise subject to income tax, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

The PFIC rules are very complex and fact-specific.  U.S. Holders should consult a tax advisor regarding the potential application of the PFIC rules to his, her or its specific situation.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would result in numerous complexities and potentially adverse U.S. tax consequences for a U.S. Holder, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (regardless of whether we make an actual distribution) and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently are classified as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s "foreign source" income bears to his, her or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances, subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact-specific, and each U.S. Holder of our common shares should consult his, her or its own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to undertake backup withholding at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder by the Company, if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

Recent Legislative Developments

Recent U.S. legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, the Company may require U.S. Holders to provide certain tax and reporting information necessary for the Company to comply with new IRS reporting obligations. If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by the Company after January 1, 2013 in accordance with this new legislation.

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2011 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ian Smith, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F.

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

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2011. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last fiscal year is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2011/04/30	$48,000	$20,485	$1,650	$Nil
2010/04/30	$45,000	$13,500	$1,500	$Nil

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

Auditors’ Report dated July 25, 2011

Consolidated Balance Sheets at April 30, 2011 and 2010

Consolidated Statements of Operations and Comprehensive Loss for the years ended

April 30, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended

April 30, 2011, 2010 and 2009

Consolidated Statements of Shareholders’ Equity for the years ended

April 30, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements for the year ended

April 30, 2011

CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2011

 (Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the accompanying consolidated financial statements of Crosshair Exploration & Mining Corp. which comprise the consolidated balance sheets as at April 30, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended April 30, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crosshair Exploration & Mining Corp. as at April 30, 2011 and 2010 and the results of its operations and its cash flows for the years ended April 30, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

July 25, 2011

NEXIA INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
 (Expressed in Canadian Dollars)
ASSETS	2011	2010
Current assets
Cash and cash equivalents	$9,931,585	$3,427,511
Marketable securities	860,784	358,823
Receivables	227,974	135,981
Prepaid expenses (Note 10)	145,584	283,611

	11,165,927	$4,205,926

Reclamation bonds	17,563	26,477

Equipment (Note 4)	181,834	380,705

Mineral properties (Note 5)	31,733,095	30,385,684
	$43,098,419	$34,998,792

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$278,350	$798,623
Due to related parties (Note 10)	72,407	4,294
	350,757	802,917

Future reclamation costs (Note 6)	282,162	290,458

Contingent liability (Note 15)	400,000	200,000
	1,032,919	1,293,375
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 47,477,151 (April 30, 2010 – 32,869,373) common shares	77,151,646	70,162,104
Contributed surplus (Note 8)	20,695,209	17,237,949
Deficit	(55,781,355)	(53,694,636)

	42,065,500	33,705,417

	$43,098,419	$34,998,792
Nature and Continuance of Operations (Note 1)
Commitments (Note 7)
Contingencies (Note 15)
On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2011	2010 2009
EXPENSES
Accretion (Note 6)	$22,941	$54,908	$28,089
Amortization	60,948	113,069	199,213
Audit and accounting	76,548	132,498	171,486
Consulting (Note 10)	215,985	84,452	174,541
Directors’ fees (Note 10)	-	-	100,500
Insurance	65,975	80,784	79,272
Investor relations	157,235	73,835	167,570
Legal (Note 10)	247,543	289,737	225,048
Management fees (Note 10)	461,664	94,582	39,583
Office and administration (Note 10)	99,089	184,484	332,894
Property investigations	9,924	239	-
Provision for bad debt	-	31,000	93,270
Rent (Note 10)	54,065	117,916	190,232
Stock-based compensation (Note 8)	1,200,990	1,049,684	3,312,632
Transfer agent and filing fees	166,036	95,263	353,445
Travel (Note 10)	58,157	42,860	95,546
Wages and salaries (Note 10)	359,103	642,262	1,351,582
	(3,256,203)	(3,087,573)	(6,914,903)

OTHER INCOME (EXPENSES)
Interest income	34,748	49,122	175,425
Gain (loss) on sale of equipment (Note 10)	(110,291)	-	21,516
Gain (loss) on foreign exchange	(6,934)	10,018	(17,380)
Asset retirement obligations recovery	-	51,734	-
Unrealized gain (loss)–marketable securities	501,961	66,667	(1,290,195)
Mineral property write-off	-	(229,796)	(14,000,000)
	419,484	(52,255)	(15,110,634)
Loss before income tax	(2,836,719)	(3,139,828)	(22,025,537)
Future income tax recovery (Note 11)	750,000	818,750	1,301,300
Loss for the year	$(2,086,719)	$(2,321,078)	$(20,724,237)

Basic and diluted loss per common share	$(0.05)	$(0.08)	(0.89)

Weighted average number of common shares outstanding	41,193,459	29,528,511	23,396,172

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2011	2010	2009
Loss for the year	$(2,086,719)	$(2,321,078)	$(20,724,237)
Items not affecting cash:
Accretion	22,941	54,908	28,089
Accrued income or other receivables	-	-	(8,444)
Asset retirement obligation recovery	-	(51,734)	-
Amortization	60,948	113,069	199,213
Provision for bad debt	-	31,000	93,270
Loss on sale of equipment	110,291	-	-
Future income tax recovery	(750,000)	(818,750)	(1,301,300)
Stock-based compensation	1,200,990	1,049,684	3,312,632
Unrealized loss/(gain)–foreign exchange	2,089	(25,963)	(29,238)
Unrealized (gain) loss–marketable securities	(501,961)	(66,667)	1,290,195
Mineral property write-off	-	229,796	14,000,000
Acquisition of marketable securities	-	-	(1,000,000)
Non-cash working capital item changes
Receivables	(91,993)	(88,768)	426,812
Due from related party	-	(2,669)	-
Prepaid expenses	138,027	33,451	(43,234)
Payables and accrued liabilities	(138,497)	(301,568)	353,529
Due to related parties	68,113	(94,204)	(11,797)

Net cash used in operating activities	(1,965,771)	(2,259,493)	(3,414,510)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	-	-	(195,271)
Cash acquired on acquisition of Target	-	-	210,572
Mineral properties	(1,562,513)	(954,128)	(5,965,764)
Proceeds on sale of equipment	30,000	-	-
Acquisition of equipment	(2,368)	(11,088)	(103,116)
Reclamation bond refunds	8,914	7,632	-

Net cash used in investing activities	(1,525,967)	(957,584)	(6,053,579)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and warrants for cash, net of costs	9,995,812	3,817,314	(16,992)
Advances made to Target	-	-	(963,519)

Net cash provided by (used in) financing activities	9,995,812	3,817,314	(980,511)

Net change in cash and cash equivalents during the year	6,504,074	600,237	(10,448,600)

Cash and cash equivalents, beginning of year	3,427,511	2,827,274	13,275,874
Cash and cash equivalents, end of year	$9,931,585	$3,427,511	$2,827,274
Cash and cash equivalents
Cash	$1,586,093	$1,502,790	$787,274
Liquid short term investments	8,345,492	1,924,721	2,040,000
	$9,931,585	$3,427,511	$2,827,274
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed	Deficit	Total
			Surplus
Balance at April 30, 2008	21,148,956	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	3,231,250	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 3)	3,665,872	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)

Balance at April 30, 2009	28,046,078	67,793,186	15,429,680	(51,373,558)	31,849,308

Issued for:
Stock option exercise	6,250	11,972	(8,222)	-	3,750
Private placement – Nov 2009	1,250,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	1,275,000	1,275,000	-	-	1,275,000
Debt Settlement	87,500	79,450	-	-	79,450
Flow-through private placement– Dec 2009	500,000	500,000	-	-	500,000
Flow-through private placement– April 2010	1,704,545	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	32,869,373	70,162,104	17,237,949	(53,694,636)	33,705,417
Issued for:
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	2,542,956	457,044	-	3,000,000
Private placement – Nov 2010	9,999,999	4,811,726	2,188,274	-	7,000,000
Share issuance costs	-	(1,444,798)	519,101	-	(925,697)
Exercise of stock options	200,000	877,911	(711,911)	-	166,000
Exercise of warrants	657,903	951,747	(196,238)	-	755,509
Stock-based compensation for the year	-	-	1,200,990	-	1,200,990
Tax benefit renounced to flow-through shareholders	-	(750,000)	-	-	(750,000)
Loss for the year	-	-	-	(2,086,719)	(2,086,719)
Balance at April 30, 2011	47,477,151	$77,151,646	$20,695,209	$(55,781,355)	$42,065,500
The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition and exploration of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Management believes the Company has sufficient working capital to maintain its operations and its activities for the next fiscal year.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

During the year ended April 30, 2011 the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 8).  All references to share amounts have been retroactively restated to reflect the share consolidation.

2.           SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, Target Exploration and Mining Corp (“Target”), (since March 31, 2009, the date of acquisition) (Note 3) and 448018 Exploration Inc.; both of which are wholly-owned subsidiaries, and the account of The Bootheel Project LLC (Note 5). All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.  In particular, the Black-Scholes stock price valuation model used to value warrants and stock options requires the input of highly subjective assumptions regarding stock price volatility.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the Black-Scholes model does not necessarily provide a reliable measure of fair value.

Other significant estimates used relate to the impairment of resource property interests, valuation of asset retirement obligations and the valuation allowance applied to future income tax assets.  Actual results may differ significantly from estimates and assumptions.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents and marketable securities as held-for-trading.  Receivables are classified as loans and receivables.  Payables and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

The Company also provides the required disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Equipment

Equipment is recorded at cost less accumulated amortization.  The equipment below is amortized over its useful life using the following annual rate and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years and 3 months	Straight-line

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Mineral Properties

Costs related to the acquisition and exploration of mineral properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

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

Future reclamation costs

The Company recognizes the cost of a liability for an asset retirement obligation at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred. This amount is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Changes in the liability for an asset retirement obligation due to passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and accretion expense in the statement of operations.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recognized as a recovery of income taxes in the statement of operations.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock-based compensation expense and contributed surplus.  The contributed surplus account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

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

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate during the year in which the transaction occurred. Any gains or losses resulting from translation have been included in the statement of operations.

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
iv) Revenue and expenses are translated at the average rate during the year in which the transaction occurred

Gains and losses arising on currency translation are included in operations for the year.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Future accounting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  For the Company, the transition date will be May 1, 2010 and this will require the restatement for comparative purposes of amounts reported by the Company for each of the quarters for the year ended April 30, 2011.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

3.           ACQUISITION

Target Exploration and Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration and Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 3,665,872 common shares, 570,825 warrants and 600,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

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

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
4.           EQUIPMENT

April 30, 2011				April 30, 2010
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures1	$-	$-	$-	$203,254	$146,867	$56,387
Computer & office equipment1	-	-	-	159,002	91,890	67,112
Computer software1	-	-	-	71,008	49,876	21,132
Exploration equipment	396,292	214,458	181,834	396,292	176,369	219,923
Leasehold improvements1	-	-	-	69,986	53,835	16,151

	$396,292	$214,458	$181,834	$899,542	$518,837	$380,705
1 See Note 10 - Related Party Transactions

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Total $
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	-	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	-	683,979
Geology	90,800	70,282	209,190	157,040	-	-	527,312
Geophysics	-	123,662	-	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	-	266,812
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	-	(8,608)
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	-	(77,523)
Write-off	-	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	-	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	-	30,385,684

Drilling & trenching	-	-	-	39,853	-	-	39,853
Geology	240,974	190,385	43,512	278,413	25,513	-	778,797
Geophysics	-	-	-	65,442	-	-	65,442
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	4,485	14,088	21,241	15,649	-	-	55,463
Technical analysis	(652)	(871)	-	(3,850)	-	-	(5,373)
Future reclamation	(25,209)	(5,445)	-	(583)	-	-	(31,237)
Acquisition costs	200,000	-	40,903	335	232,945	-	474,183
Recovery- JV partner	-	-	(26,011)	-	-	-	(26,011)
JCEAP1 refunds received	-	-	-	(155,439)	-	-	(155,439)
Total for the year	445,470	225,957	79,645	337,881	258,458	-	1,347,411
Balance April 30, 2011	19,274,521	2,842,902	3,652,855	5,704,359	258,458	-	31,733,095

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2011:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,340,183	-	-	9,656,866
Geology	13,216,764	290,417	301,443	1,058,857	25,513	-	14,892,994
Geophysics	1,762,457	150,719	-	506,700	-	-	2,419,876
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	1,670,320	47,974	70,164	275,437	-	-	2,063,895
Technical analysis	1,687,857	3,030	1,580	295,132	-	-	1,987,599
Future reclamation	146,403	33,758	(366,889)	3,809	-	-	(182,919)
Acquisition costs	3,350,750	7,132,327	3,687,852	1,387,657	232,945	229,796	16,021,327
Recovery- JV partner	-	(95,298)	(44,247)	(4,352)	-	-	(143,897)
Administration fees	-	(10,204)	-	(348)	-	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(256,777)	-	-	(894,031)
Write-off	(9,333,333)	(4,666,667)	-	-	-	(229,796)	(14,229,796)
Balance April 30, 2011	19,274,521	2,842,902	3,652,855	5,704,359	258,458	-	31,733,095

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

To date, the Company has issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 15). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., to acquire all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 2,500,000 common shares with a value of $5,100,000 and 1,875,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk free interest rate of 2.5%; expected life of 3 years; dividend rate of 0%; and volatility of 84%.  $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Expedition.  Expedition retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Expedition at a price of $0.45 per unit.  Each unit consists of one common share of Expedition and one share purchase warrant entitling Crosshair to purchase an additional common share of Expedition at a price of $0.65 on or before July 29, 2010.  Expedition warrants expired unexercised during the current fiscal year.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 31,250 common shares on or before June 7, 2011.  As of April 30, 2011 and 2010, the Company, through Target, had earned its 75% interest in BHP LLC.

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

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest and terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
5.	MINERAL PROPERTIES (cont’d…)

Golden Promise  (cont’d…)

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 5,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 663,750 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire a 100% interest in the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
5.           MINERAL PROPERTIES (cont’d…)

Juniper Ridge Uranium Property (cont’d…)

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair). US$200,000 of this amount has been paid , and the remaining US$500,000 will be paid on or before October 29, 2011.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp.  During the 2010 fiscal year, the Company allowed the property to lapse and as a result the related costs of $229,796 were written off to operations.

6.	FUTURE RECLAMATION COSTS

	April 30, 2011		April 30, 2010
Asset retirement obligation – beginning balance	$290,458		$676,484
Change in estimates	(31,237	) 2	(440,934	)1
Accretion expense	22,941		54,908

Asset retirement obligation – ending balance	$282,162		$290,458

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

2 The Company revised its prior estimates based on the estimated dates of abandonment of the mineral property interests.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Juniper Ridge and Bootheel mineral properties for reclamation costs.   These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
7.           COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 15). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2011, the Company is required to spend approximately $288,669 over the next fiscal year  (net of recoveries from the government of Newfoundland and joint venture partner) to maintain the highest potential claims.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. The proceeds have been allocated based on the relative fair values of common shares and warrants as follows: common shares $2,542,956 and warrants $457,044. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow-through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

On  November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $4,811,726 and warrants $2,188,274. The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the subscription receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509.  An amount of $196,238, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,913).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)
Share and warrant issuances (cont’d...)

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

As of April 30, 2011 the Company had Nil shares and warrants in escrow.

During the year ended April 30, 2010, common shares were issued as follows:

On November 19, 2009, the Company completed a brokered private placement of 1,250,000 units (the “Units”) at a price of $0.80 per Unit for gross proceeds of $1,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $639,656 and warrants $360,344. Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 125,000 agent’s units (“Agent’s Units”) at an exercise price of $1.02 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months, expiring on November 19, 2011. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 118%, and dividend rate of 0%.

The Company also concurrently closed a brokered private placement with the Agent of 1,275,000 flow-through shares at a price of $1.00 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 127,500 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $1.02 per common share, for a period of 24 months, expiring on November 19, 2011. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 118%, and dividend rate of 0%.

•	On December 2, 2009, the Company settled debt of $79,450 by the issuing 87,500 common shares.

•
On December 15, 2009, the Company completed a non-brokered private placement of 500,000 flow-through shares of Crosshair at a price of $1.00 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 30,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 116%, and dividend rate of 0%.

•
6,250 shares were issued from the exercise of stock options at price of $0.60 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

•
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 1,704,545 units (“Unit”) at a price of $0.88 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $1.40 per common share for the first year and $1.60 for the second year following the date the private placement closes.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)
Share and warrant issuances (cont’d...)

•
In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 127,841 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.88 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 111%, and dividend rate of 0%.

As of April 30, 2010, the Company had 357,250 shares and 268,500 warrants in escrow held by Universal.

During the year ended April 30, 2009, shares and warrants were issued as follows:

•
5,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 62,500 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•
2,500,000 common shares valued at $5,100,000 and 1,875,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $4.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $8.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 312,500 shares and 234,375 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

•
In connection with the plan of arrangement of Target Exploration and Mining Corp., (see Note 3) the Company issued 3,665,872 common shares valued at $2,194,417, 600,000 options valued at $12,310 and 570,825 warrants valued at $107,594.

•	In order to earn its 60% interest in the Golden Promise Property, the Company issued 663,750 common shares valued at $686,608 to Paragon Minerals Corp.

 As of April 30, 2009, the Company had 1,429,000 shares and 1,071,750 warrants in escrow held by Universal.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

The following is a summary of warrants outstanding at April 30, 2011, 2010, and 2009 and changes during the years then ended.

	30-Apr-11		30-Apr-10		30-Apr-09
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	4,387,614	$2.41	4,619,450	$5.23	2,173,625	$7.04
Issued	13,314,087	1.01	2,512,614	1.23	2,445,825	3.64
Exercised	(657,903)	1.15	-	- -	-	-
Expired	-	-	(2,744,450)	6.06	-	-
Cancelled due to fractional rounding	(2)	-	-	-	-	-
Outstanding, end of the year	17,043,796	$1.37	4,387,614	$2.41	4,619,450	$5.23

At April 30, 2011, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
1,875,000	4.00	July 29, 2011
813,125	1.20	November 19, 2011
124,831	1.02	November 19, 20111
127,500	1.02	November 19, 2011
168	1.20	November 19, 2011
900	1.00	December 15, 2011
852,273	1.60	April 1, 2012
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000	0.70	November 23, 2012
17,043,796	1.37
(1)
These warrants were issued to the Agent in connection with the private placement on November 19, 2009. Each warrant is exercisable into one common share and one warrant exercisable into one common share at an exercise price of $1.20, expiring on November 19, 2011.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

On December 15, 2010 the Company’s shareholders approved the amendment of the Company’s Stock Option Plan (the “Amended Plan”) to a 10% rolling plan.  The Amended Plan allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the Amended Plan may not have a term exceeding 10 years and vesting provisions at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at April 30, 2011, 2010, and 2009, and changes during the years then ended.

	30-Apr-11		30-Apr-10		30-Apr-09
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	Average	of options	Average	of options	Average
		Exercise Price		Exercise Price		Exercise Price

Outstanding, beginning of year	2,905,882	$1.52	2,495,625	$2.58	2,398,250	$6.84
Exercised	(200,000)	0.83	(6,250)	0.6	-	-
Cancelled	(271,261)	1.42	(800,625)	3.85	(1,522,625)	5.44
Expired	(175,000)	3.94	(118,750)	1.8	-	-
Granted	2,815,000	1.44	1,335,882	0.98	1,620,000	1.56

Outstanding, end of year	5,074,621	$1.43	2,905,882	$1.52	2,495,625	$2.58

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2011, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
66,000	66,000	1.40	August 29, 2011
6,000	6,000	2.08	November 15, 2011
37,500	37,500	0.92	March 6, 2012
25,000	25,000	3.48	March 23, 2012
27,000	27,000	3.44	May 1, 2012
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	479,063	1.08	May 28, 2014
12,500	-	0.76	August 10, 2014
293,381	293,382	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,580,000	-	1.44	December 21, 2015
100,000	25,000	1.95	January 7, 2016
135,000	-	1.12	April 1, 2016

5,074,621	2,112,435

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the year ended April 30, 2011 the Company recognized stock-based compensation expense of $1,200,990 (2010 - $1,099,173, 2009 - $3,312,632).  Of this amount $Nil (2010 - $49,489, 2009 - $Nil) was allocated to mineral properties. The weighted average fair value of options granted in the period was $1.43 (2010 - $0.60, 2009 – $2.40) per option.

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options during the years ended April 30, 2011, 2010, and 2009:

	April 30, 2011	April 30, 2010	April 30, 2009

Risk-free interest rate	1.7%	1.02%	3.09%
Expected life of options	3 years	5 years	5 years
Annualized volatility	133.37%	103%	92%
Dividend rate	0%	0%	0%

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
9.           SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the year ended April 30, 2011:

(a)	Mineral property costs of $12,180 were included in accounts payable.

(b)	200,000 stock options were exercised with a fair value of $711,911

(c)	657,903 warrants were exercised with a fair value for $307,760.

(d)	1,439,088 broker warrants were issued, and recorded as share issuance costs, with a fair value of $630,623.

(e)	Included in mineral properties is $400,000 related to the contingent liability (Note 15).

(f)	Mineral properties were reduced by $31,237 due to a change in assumptions associated with asset retirement obligation.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2010:

(g)	Mineral property costs of $396,045 were included in accounts payable.

(h)	$49,489 of stock-based compensation was allocated to mineral properties.

(i)	87,500 common shares of the Company were issued for mineral properties (Note 8).

(j)	$8,222 was reallocated from contributed surplus to capital stock upon the exercise of stock options.

(k)
the Company issued a total of 410,341 agents’ warrants valued at $191,060 which were recorded as share issue costs and included in contributed surplus. These were reduced by $89,753 of cash share issuance costs which are included in contributed surplus.

(l)	Included in mineral properties is $200,000 relating to the contingent liability (Note 15).

(m)	Included in mineral properties are $389,200 in future reclamation costs.

The following were significant non-cash investing and financing transactions during year ended April 30, 2009:

(n)
2,567,500 common shares valued at $5,282,400, 663,750 common shares valued at $686,608 and 1,875,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).  Also, exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

(o)	Mineral property costs of $11,260 were incurred and included in accounts payable.

(p)	A mineral property impairment charge of $14,000,000 was charged in the last quarter of fiscal 2009.

(q)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(r)
In connection with the acquisition of Target Exploration and Mining Corp., (see Note 3) the Company issued 3,665,872 common shares valued at $2,194,417, 600,000 options valued at $12,310 and 570,825 warrants valued at $107,593.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
10.           RELATED PARTY TRANSACTIONS

During the year ended April 30, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $699,268 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations (2010 - $203,639, 2009 -$38,498) to this management company for such services. At April 30, 2011, $72,407 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

•	Paid rent for its Newfoundland office of $Nil (2010 - $6,592, 2009 - $97,153) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $63,600 (2010 - $50,350, 2009 - $Nil) of fees paid or accrued to company owned by a former officer of the Company.  Management fees include $328,330 (2010 - $94,582, 2009 - $43,750) of fees paid or accrued to two private companies owned by a director and officer of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at April 30, 2011.

•
During the year ended April 30, 2011, the Company paid bonus amounts of $210,000 included in management fees and wages and salaries (2010 - $Nil, 2009 - $Nil) to various officers/directors of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on sale of equipment.

•	During the year ended April 30, 2011, $Nil of management fees (2010 - $26,250, 2009 - $Nil) was paid to former directors of Target.

•	The $Nil in legal fees (2010 - $24,998, 2009 - $Nil) was paid during the year to the law firm of which a director is a partner.

•
At April 30, 2011, the Company had a receivable of $Nil (April 30, 2010 - $2,669) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•	The Company had incurred independent directors’ fees of $Nil (2010 - $Nil, 2009 - $100,500).

The amounts charged to the Company for the services provided have been determined by negotiations among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amounts of consideration established and agreed by the related parties.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2011	2010	2009

Loss before income tax recovery	$(2,836,719)	$(3,139,828)	$(22,025,537)

Expected income tax recovery at statutory rates	$(808,465)	$(926,249)	$(7,322,831)
Non-taxable items	77,364	252,144	1,359,883
Non-capital loss and resource expenditure benefits unrecognized (recognized)	(18,899)	(144,645)	4,661,648

Total income recovery	$(750,000)	$(818,750)	$(1,301,300)

The significant components of the Company's future tax assets are as follows:

	2011	2010	2009

Future tax assets:
Loss carry forwards	$3,687,294	$3,093,917	$2,614,089
Marketable securities	354,239	833,969	442,330
Equipment	60,153	116,973	103,748
Share issuance costs	314,124	212,147	234,613
Mineral property and related exploration expenditures	734,067	1,079,720	5,873,818

	5,149,877	5,336,726	9,268,598

Less: valuation allowances	(5,149,877)	(5,336,726)	(9,268,598)

Net future tax assets	$-	$-	$-

During the year ended April 30, 2011, the Company issued 3,750,000 common shares on a flow-through basis for gross proceeds of $3,000,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $750,000 on the exploration expenditures to be renounced to shareholders was applied against capital stock in fiscal 2011 as a result.

The Company has available for deduction against future taxable income non-capital losses of approximately $14,750,000. These losses, if not utilized, will expire through 2031. In addition, the Company also has resource deductions available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements, and have been offset by a valuation allowance due to the uncertainty of their realization.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties in North America.

	April 30, 2011	April 30, 2010

Equipment:

United States	$4,714	$5,788
Canada	177,120	374,917
	$181,834	$380,705
Mineral properties:

United States	$3,911,313	$3,573,210
Canada	27,821,782	26,812,474

	$31,733,095	$30,385,684

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

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

The Company completed an equity financing in the third quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2012.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
14.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value due to their short-term nature.  The Company’s other financial instruments, being cash and cash equivalents and marketable securities, under the fair value hierarchy are based on level one quoted prices in active markets for identical assets or liabilities.

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

The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.  Management believes the Company has sufficient funds to meets its liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

As at April 30, 2011, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2011, the Company has accounts payable denominated in US dollars of $43,180 and cash of $1,405 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $3,963 gain/loss.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
15.           CONTINGENCIES

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of April 30, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2011, Expedition held 1,875,000 Crosshair warrants.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
15.           CONTINGENCIES (cont’d…)

Litigation with Lewis Murphy (cont’d…)

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in September or October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. As of April 30, 2011, Mr. Murphy has commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at April 30, 2011.

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2011			2010
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$11,165,927	$-	$11,165,927	$4,205,926	$-	$4,205,926
Long-term receivables	-	-	-	-	-	-
Reclamation bonds	17,563	-	17,563	26,477	-	26,477
Equipment	181,834	-	181,834	380,705	-	380,705
Mineral properties	31,733,095	(21,151,792)	10,581,303	30,385,684	(20,047,327)	10,338,357

Total assets	$43,098,419	$(21,151,792)	$21,946,627	$34,998,792	$(20,047,327)	$14,951,465

Liabilities
Current liabilities	$350,757	$-	$350,757	$802,917	$-	$802,917
Contingent liability	400,000	-	400,000	200,000		200,000
Future reclamation costs	282,162	-	282,162	290,458	-	290,458
Flow-through share liability	-	239,261	239,261	-	218,274	218,274
Shareholders’ equity
Capital stock	77,151,646	1,589,436	78,741,082	70,162,104	1,214,436	71,376,540
Contributed surplus	20,695,209	-	20,695,209	17,237,949	-	17,237,949
Deficit	(55,781,355)	(22,980,489)	(78,761,844)	(53,694,636)	(21,480,037)	(75,174,673)

Total liabilities and shareholders’ equity	$43,098,419	$(21,151,792)	$21,946,627	$34,998,792	$(20,047,327)	$14,951,465

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2011	2010	2009
Loss for the year under Canadian GAAP	$(2,086,719)	$(2,321,078)	$(20,724,237)
Adjustments:
Mineral property expenditures incurred during the year	(1,104,465)	(1,401,038)	(4,115,682)
Mineral properties written off during the year	-	-	9,339,424
Flow-through share premium paid in excess of market value	354,013	181,775	505,565
Future income tax recovery	(750,000)	(818,750)	(1,301,300)
Loss under US GAAP	$(3,587,171)	$(4,359,091)	$(16,296,230)
Weighted average number of common shares outstanding under US GAAP	41,193,459	29,528,511	23,396,172
Loss per share under US GAAP	$(0.09)	$(0.15)	$(0.70)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2011	2010	2009
Net cash flows from operating activities
Under Canadian GAAP	$(1,965,771)	$(2,259,493)	$(3,414,510)
Mineral properties	(1,288,330)	(887,316)	(5,145,919)
Net cash used in operating activities under US GAAP	(3,254,101)	(3,146,809)	(8,560,429)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	9,995,812	3,817,314	(980,511)
Net cash flows used in investing activities
Under Canadian GAAP	(1,525,967)	(957,584)	(6,053,579)
Mineral properties	1,288,330	887,316	5,145,919
Net cash used in investing activities under US GAAP	(237,637)	(70,268)	(907,660)

Net increase in cash and cash equivalents during the year	6,504,074	600,237	(10,448,600)
Cash and cash equivalents, beginning the year	3,427,511	2,827,274	13,275,874
Cash and cash equivalents, end of year	$9,331,585	$3,427,511	$2,827,274

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

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

During the year ended April 30, 2011, the Company issued 3,750,000 flow-through shares for total proceeds of $3,000,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $135,739 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $239,261 was recorded for the unexpended amount as of April 30, 2011.

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

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2011, 2010 and 2009 were 41,193,439, 29,528,811, and 23,396,172 respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)
16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718), amending ASC 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity's equity securities trade should not be classified as a liability if it otherwise qualifies as equity. ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice. ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). The Company does not expect its adoption to have a material impact on the Company's financial reporting and disclosures.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The impact of this update on the Company's consolidated financial statements will depend on the size and nature of future business combinations.

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17 – Financial Statements.”

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles - 2004

2.1	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

3.1(7)	Voting Trust Agreement between Crosshair and Expedition dated July 29, 2008

3.2(8)	Voting Trust Agreement between Crosshair and Expedition dated April 27, 2010

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6	Stock Option Plan dated as of November 4, 2010

4.7	Sample Stock Option Grant Certificate

4.8(3)	Agreement with Triassic Properties Limited regarding Otter and Portage Lake, dated December 2, 2005

4.9	Management Services Agreement with EGM dated October 1, 2010

4.10(5)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.11(8)	Consulting Agreement with ArkOrion Enterprises Inc. dated August 10, 2009

4.12	Consulting Agreement with MJM Consulting and Mark J. Morabito dated March 1, 2011

4.13	Consulting Agreement with Sundance Geological Ltd. and C. Stewart Wallis dated March 1, 2011

4.14(8)	Settlement Agreement and Mutual Release dated April 27, 2010 with Expedition

4.15(8)	Settlement Agreement dated November 4, 2009 with Cartwright Drilling Inc.

4.16(7)	Purchase and Sale Agreement between Crosshair and Expedition dated July 29, 2008

4.17(7)	Escrow Agreement between Crosshair, Expedition and Computershare Investor Services Inc. dated July 29, 2008

4.18(7)	Settlement and Release Agreement made among Expedition, Silver Spruce and Crosshair dated July 29, 2008

4.19(7)	Subscription Agreement between Expedition and Crosshair with respect to Crosshair’s July 28, 2008 subscription for 2,222,222 units of Expedition at a price of $0.45 per unit

4.20(6)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.21(7)	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009

4.22(7)	List of Crosshair Subsidiaries

4.23(7)
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.24(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007

4.25(7)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.26(7)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.27(7)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.28((7)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.29	Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448018 Exploration, Inc. dated October 29, 2010

4.30	Agency Agreement between the Company and BayFront Capital Partners Ltd. dated November 23, 2010

4.31	Subscription Receipt Agreement between the Company, BayFront Capital Partners Ltd. and Computershare Trust Company of Canada dated November 23, 2010

4.32	Warrant Indenture between the Company and Computershare Trust Company of Canada dated November 23, 2010

11.1(4)	Code of Ethics

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

_________________

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(5)	Filed as an exhibit to our Form 6-K filed April 16, 2008.
(6)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.
(8)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2010.

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

Date: July 29, 2011