Form 20-F
Crosshair Energy Corp
filed 2012-07-25
CIK 1287121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission file number 001-33439
CROSSHAIR ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Mark Morabito, Phone:  (604) 681-8030, mmorabito@forbeswest.com
Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, without par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:65,782,178

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
☐ Yes                 ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐                                                           Accelerated filer  ☐                                                      Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17                      ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                            ☑ No

Index to Exhibits on Page 123

CROSSHAIR ENERGY CORPORATION
(the “Company” or “Crosshair”)

FORM 20-F ANNUAL REPORT

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

Forward-looking information and forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further in “Item 3. Key Information—D. Risk Factors.”  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law. Except as required by applicable regulations or by law, we do not undertake any obligation to publicly update or review any forward-looking statements whether as a result of new information, future events or otherwise.

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

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2012, 2011, 2010, 2009 and 2008 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

The information for year ended April 30, 2012 and 2011 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). There were no material differences between IFRS and US GAAP for the years ended April 30, 2012 and 2011. The information for year ended April 30, 2010, 2009 and 2008 were prepared in accordance with the Canadian generally accepted accounting principles (“Canadian GAAP”).   All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements for the years ended April 30, 2010, 2009, and 2008.

	For the Year Ended April 30,
	2012	2011	2010	2009	2008
	IFRS 1	IFRS 1	CGAAP	CGAAP	CGAAP
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(11,977,829)	$(4,077,470)	$(2,321,078)	$(20,724,237)	$(12,933,204)
Basic Income (Loss) Per Share	$(0.24)	$(0.10)	$(0.02)	$(0.22)	$(0.18)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)7	50,377,698	41,193,459	118,114,045	93,584,687	72,997,081
Period-end Shares (#)7	65,782,178	47,477,151	131,477,493	112,184,313	84,595,825
Working Capital	$5,466,961	$10,815,170	$3,403,009	$2,641,169	$13,272,006
Mineral Properties	$11,592,105	$10,180,650	$30,385,684	$29,336,828	$27,071,981
Long-Term Debt	$558,742	$1,146,879	$490,458	$676,484	$172,238
Capital Stock	$87,457,513	$81,021,668	$70,162,104	$67,793,186	$60,948,053
Shareholders’ Equity	$16,999,901	$20,048,338	$33,705,417	$31,849,308	$40,795,458
Total Assets	$17,997,243	$21,545,974	$34,998,792	$33,365,659	$42,270,262
	IFRS 1	IFRS 1	US GAAP 2 3 4 5 6	US GAAP 2 3 4 5 6	US GAAP 2 3 4 5 6
Net Income (Loss)	$(11,977,829)	$(4,077,470)	$(4,359,091)	$(16,296,230)	$(24,195,442)
Loss Per Share	$(0.24)	$(0.10)	$(0.04)	$(0.17)	$(0.33)
Mineral Properties	$11,592,105	$10,180,650	$10,338,357	$10,690,539	$3,201,950
Shareholders’ Equity	$16,999,901	$20,048,338	$13,441,816	$13,172,334	$16,389,177
Total Assets	$17,997,243	$21,545,974	$14,951,465	$14,719,370	$18,400,231

1
The financial information for years ended April 30, 2012 and 2011 are prepared using the International Financial Reporting Standards (“IFRS”). The Company’s transition date is May 1, 2010.  The application of IFRS conforms in all material respects for the years ended April 30, 2012 and 2011 with United States GAAP. All the financial information prior to the Company’s transition date is presented in accordance with the Canadian generally accepted accounting principles (“Canadian GAAP”).

2        The cumulative net loss under IFRS/US GAAP at April 30, 2012 is approximately $91.4 million.
3	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
4	Under SEC interpretation of US GAAP, all exploration costs on mineral properties prior to the establishment of proven or probable reserves are expensed as incurred.
5
Under Canadian income tax legislation, we are permitted to issue shares whereby we agree to incur qualifying expenditures (as defined under the Income Tax Act of Canada) on our mineral properties and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP/IFRS, any difference between the market price of our common shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

6
Under both IFRS and US GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  Under US GAAP, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions.

7
On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2012 and 2011 are presented on post-consolidated basis, while the numbers presented for fiscal 2010, 2009 and 2008 are presented on a pre-consolidated basis.

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

Period		High (1)	Low (1)

June 2012		1.0443	1.0166
May 2012		1.0366	0.9830
April 2012		1.0050	0.9800
March 2012		1.0035	0.9842
February 2012		1.0040	0.9844
January 2012		1.0296	0.9966

	Average (2)
Fiscal year ended April 30, 2012	0.9928
Fiscal year ended April 30, 2011	1.0138
Fiscal year ended April 30, 2010	1.0721
Fiscal year ended April 30, 2009	1.1501
Fiscal year ended April 30, 2008	1.0175

The exchange rate was $1.0078 on July19, 2012.

(1)	Means the intra-day high/low rate during the period.

(2)	Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

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

These factors could have a material adverse effect on the Company’s financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2013.

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

The Nunatsiavut moratorium may adversely affect our ability to raise capital

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs that was supposed to continue until March 31, 2011. Even though the majority of our uranium properties did not fall under Nunatsiavut jurisdiction, we had experienced waning shareholder interest and difficulty in raising the capital required for the development of the Labrador projects. The moratorium was lifted on March 9, 2012; however, the difficulties associated with difficulty in raising capital may continue as an ongoing effect of the moratorium being put in place.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of our Chief Executive Officer, Mark Ludwig, or our Executive Chairman, Mark Morabito, or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2012 determined in accordance with IFRS is approximately $94.1 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

Dilution through employee, director and consultant stock options and warrants could adversely affect our shareholders by decreasing shareholder value

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. In addition we have also issued share purchase units and warrants to investors and brokers in connection with equity financings. To the extent that significant numbers of such options, warrants and share purchase units may be granted and exercised, the interests of our other shareholders may be diluted.

As of July 19, 2012 we had 6,573,121 purchase options, 1,375,000 share purchase warrants (each share purchase warrant exercisable into one unit consisting of one share and one share purchase warrant) and 21,047,463 share purchase warrants outstanding  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 65,782,178 to 96,152,762.  This represents an increase of`46.17% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

If we become subject to the SEC’s penny stock rules, the risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

If we do not maintain the NYSE MKT LLC (“NYSE MKT”) listing for our common shares or a listing of our common stock on another national securities exchange in the United States, and if the trading price of our common shares is less than US $5.00 per share, our common stock will become subject to the SEC’s “penny stock” rules as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US $5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

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

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult to bring and enforce suits against us.  We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia).  The majority of our directors and officers are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

Litigation

Due to the nature of our business, we may become subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

Introduction

Crosshair Energy Corporation (the “Company” or “Crosshair”) was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.  On December 15, 2010, we consolidated our share capital on the basis of one new share for four old shares.  On October 28, 2011 we changed our name from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation.

Our executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.crosshairenergy.com
Email: mmorabito@forbeswest.com

The contact person is: Mr. Mark J. Morabito, Executive Chairman.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol “CXX” on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now NYSE MKT) with the trading symbol “CXZ.”  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange.

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

Under the BCBCA, every company incorporated under the Company Act was required to complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the BCBCA.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  On March 11, 2005, we changed our authorized capital to an unlimited number of common shares.

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

Property Acquisitions

Since the beginning of fiscal 2012, we have acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2012, we have dropped a total of 549 claims from the land package acquired from Expedition Mining  Inc. (formerly Universal Uranium Ltd.) (“Expedition”).  See “Item 4.D. Property, Plants and Equipment – Labrador – Central Mineral Belt – CMB-JV Property and Agreement” for further details about this land package. A total of 68 claims were dropped from the South Golden Promise Property, 491 claims from the Golden Promise Property and 20 claims from the CMB Property.  The abandoned claims did not represent any significant value for the Company so their abandonment did not reduce the value of the respective project and consequently there was no impairment of the carrying value of costs relating to these projects.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2010	$1,278,652(1)
Fiscal 2011	$474,1832)
Fiscal 2012	$1,411.455(3)

 (1)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Other Claims
Drilling and trenching	$88,713	$--	$2,952	$592,314	$--
Geology	90,800	70,282	209,190	157,040	--
Geophysics	--	123,662	--	--	--
Administration	56,770	32,435	28,961	47,242	--
Technical analysis	37,527	3,901	--	38,974	--
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	--
Acquisition costs	200,000	--	46,812	20,000	--
JCEAP refunds received	--	(70,954)	--	(6,569)	--
Recovery – JV partner	--	(71,004)	(18,236)	(4,352)	--
Administration fees	--	(8,260)	--	(348)	--

(2)           Some of the previously reported capital expenditures for fiscal 2011 were reclassified to comply with requirements under IFRS. The funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	200,000	--	40,903	335	232,945	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	653,574	--	38,589	23,185	696,107	--

We expect to incur capital expenditures of approximately $1.25 million for fiscal year 2013.  Our capital expenditures are financed through sales of our common shares.

Exploration and evaluation expenses

Upon transition to IFRS, the Company recorded the following exploration and evaluation expenses in relation to its mineral properties.

Fiscal Year	Expenditures
Fiscal 2011	$883,1521)
Fiscal 2012	$6,630,464(2)

(1)	The following expenses for April 30, 2011 were reclassified to comply with requirements under IFRS:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$--	$--	$--	$39,853	$--	$--
Geology	240,974	190,385	43,512	278,413	25,513	9,924
Geophysics	--	--	--	65,442	--	--
Geochemistry	3,637	27,800	--	43,475	--	--
Metallurgy	22,235	--	--	54,586	--	--
Administration	4,485	14,088	21,241	15,649	--	--
Technical analysis	(652)	(871)	--	(3,850)	--	--
Future reclamation	(25,209)	(5,445)	--	(583)	--	--
JCEAP refunds	--	--	--	(155,439)	--	--
Recovery – JV partner	--	--	(26,011)	--	--	--

(2)	These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$--
Geology	441,464	514,365	466,545	98,445	427,398	--
Geophysics	896	896	47,398	2,500	289,556	--
Geochemistry	8,905	3,305	--	--	--	--
Metallurgy	--	--	--	--	22,987	--
Administration	9,456	6,561	19,300	60	6,951	--
Technical analysis	--	--	--	--	--	--
Future reclamation	(162,239)	(43,337)	--	--	--	(7,664)
Pre-acquisition cost	--	--	--	--	--	153,170
JCEAP refunds	--	(150,000)	--	--	--	--
Recovery	--	(105,727)	--	--	--	--

4.B.           Business Overview

Historical Corporate Development

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals).  We do not have any producing mineral properties at this time.  Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.

We are currently focusing our exploration and evaluation activities in the Province of Newfoundland and Labrador and the State of Wyoming on the following properties:

•	Central Mineral Belt properties located in Labrador, Canada (going forward will include the CMB-JV Property located in Labrador, Canada).

•	The Bootheel Project LLC located in Wyoming, U.S.A.

•	Juniper Ridge Property located in Wyoming, U.S.A.

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

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs that was supposed to continue until March 31, 2011. The moratorium was officially lifted on March 9, 2012. On July 20, 2011 it was announced that a draft land use plan for the Labrador Inuit Settlement Area had been adopted-in-principle for the purpose of public hearings by the Government of Newfoundland and Labrador and the Nunatsiavut Government. The hearings took place in the five Inuit communities of Nain, Hopedale, Makkovik, Postville, and Rigolet, as well as Mud Lake, Happy Valley-Goose Bay, North West River and St. John’s.

The moratorium had a material adverse impact on all uranium exploration and mining companies in Labrador, regardless of whether their properties fall under Nunatsiavut jurisdiction.  Even though the majority of our uranium properties do not fall under Nunatsiavut jurisdiction, we have experienced waning shareholder interest and difficulty in raising the capital required for the development of our projects.

Seasonality

We can only carry out exploration when weather is favorable.  Typically, we cannot carry out any work at a reasonable cost during the months of November and December for winter freeze-up and March and April for spring break-up on our Canadian properties.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable

Sources/Availability of Raw Materials

Not applicable

4.C.	Organization Structure

Crosshair is a corporation subject to the BCBCA.  Crosshair owns 100% of the issued and outstanding shares in each of the following subsidiaries:

1.	Target Exploration and Mining Corp. (“Target”), a British Columbia corporation.

a.	Target owns all of the issued and outstanding shares in 448018 Exploration Inc., a Nevada Corporation.

i.	448018 Exploration Inc. holds an 81% interest in The Bootheel Project LLC.

ii.	448018 Exploration Inc. is a party to the Juniper Ridge Agreement.

2.	Gemini Metals Corp., a British Columbia corporation.

4.D.	Property, Plants and Equipment

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

Our executive offices are located shared office premises of approximately 8,240 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010), we entered into a management services agreement with Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.) (“Forbes West”) under which Forbes West provides shared office space for the Company and other companies that Forbes West provides management services to. As part of this agreement, Forbes West has assumed the lease for the office facilities occupied by the Company.

On October 1, 2011, we commenced renting two offices of approximately 131 square feet each,  in a shared executive office center located at Suite 400, 1400 16th Street, Denver, Colorado for our President and Chief Executive Officer, and our Executive Vice President, Corporate Communications.  The term of the rental agreement is one year, expiring on September 30, 2013.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.G., P.Geo., having a business address at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, a Director of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Stewart Wallis has consented to the inclusion of his name and the statements attributed to him in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the following technical reports which are available on SEDAR at www.sedar.com:

•
Juniper Ridge Property: The Technical Report titled “Juniper Ridge Uranium Project, 43-101 Mineral Resource Technical Report, Carbon County, Wyoming, USA” dated February 21, 2012 (filed as exhibit to our Form 6-K filed on February 28, 2012).

•
Bootheel Project: The Technical Report titled “Technical Report on the Bootheel Project for Crosshair Energy Corp. and The Bootheel Project LLC” dated February 27,2012 (filed as exhibit to our Form 6-K on March 5, 2012).

•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009 (filed as an exhibit to our Form 6-K on June 24, 2009).
•
CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011) (filed as an exhibit to our Form 6-K on March 17, 2011).

•
Golden Promise Property: The Technical Report titled “Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador” dated April 30, 2008 and amended September 23, 2008 (filed as exhibit to our Form 6-K on October 1, 2008).

Newfoundland

N
Millertown Junction
Badger
Buchans
Millertown
Golden Promise
South Golden Promise
48.75 °
48.5 °
48.25 °
Victoria Lake
0
10
20
Kilometers
CROSSHAIR
Golden Promise, South Golden Promise and Victoria Lake Properties Location Map
NAD27
NTS 12A/16
Figure
1:500,000
April 29, 2012

Golden Promise Property and Agreements

Paragon Minerals Corp. (“Paragon”) acquired an option to earn a 100% interest in the Golden Promise property subject to underlying option agreements with William Mercer and Stephen Courtney on a portion of the property surrounding the Jaclyn Zones.  A total of 192 claims (4,800 hectares) comprise the option arrangement with William Mercer with payments totaling $230,000 ($230,000 paid) and 100,000 Paragon common shares, all of which have been issued.  Mr. Mercer’s property includes the Jaclyn deposit and he is entitled to a 2% NSR subject to a $1 million buyback of 50% of the NSR at any time.  Mr. Mercer also receives $20,000 per year as Advance Royalties deductable from his NSR The Courtney Property is no longer held by the Company.

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

Pursuant to the Golden Promise Option and Joint Venture Agreement, Crosshair issued 663,750 common shares with a market value of approximately $686,608 to Paragon to purchase the 60% interest in Golden Promise.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.  As of April 30, 2012, expenditures under the Golden Promise Option total $1.65 million.

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

The Golden Promise Property consists of  one map-staked license  located east, and northeast of Red Indian Lake in west central Newfoundland on National Topographic System (NTS) Map Sheet 12A/16, part of the Grand Falls – Buchans Electoral District.    The claims are crosscut by an all season Highway (Route 370) connecting the towns of Buchans in the southwest to Badger at the Trans Canada Highway in the northeast end of the property.

The license cover 5,850 hectares in  234 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The Property also includes a Mining Lease which is included within the license boundaries.

Accessibility

The property is accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Buchans Highway (Route 370) is the principal access road to the portions of the property where most of the exploration activity has been focused.  Access to the eastern and southern portions of the property is gained via logging roads trending south and west of the town of Grand Falls-Windsor, a major industrial hub for central Newfoundland.   The Exploits River, the largest river system on the Island of Newfoundland, crosses the north-western part of the property.  Secondary access to most of the property is provided by logging roads and snowmobile and ATV trails leading from Route 370 as well as the logging roads south and southwest of Grand Falls-Windsor.

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

Based on the results of 68 drill holes that penetrated the Jaclyn Main Zone, and using a 1 gram per tonne gold cutoff, an inferred resource was calculated equal to 89,500 ounces of gold in the Jaclyn Main Zone contained within a total of 921,000 tonnes of rock averaging 3.02 grams per tonne gold.

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

During fiscal 2011, the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657m) tested the Jaclyn North showing and four holes (572 m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Drill core samples from the 12 infill holes drilled in 2010 in the central part of the Jaclyn Main Deposit were also sent to SGS where additional metallurgical test work further defined the extraction process flow sheet.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

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

No work was completed on the Golden Promise property in the 2012 fiscal year.

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

The South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 1,975 hectares in 79 map-staked claims. Each claim is 500 by 500 meters, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements.

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

Paragon has declined to participate in the recent programs and has currently diluted its interest to a 37.98% interest.  Once their interest falls below 10% it will convert to a 1% Net Smelter Return Royalty.

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

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us.  Favorably altered, sulfide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulfides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  An airborne electromagnetic and magnetic survey was carried out in December 2010 and several anomalies were outlined.  Future work will be focused on evaluating these anomalies.

No work was completed on the South Golden Promise or Victoria Lake Properties in the 2012 fiscal year.

Labrador—Central Mineral Belt

N
54.5°
Legend
CMB Licences
CMBJV Licences
LIL Ground
LISA Ground
0
10
20
Kilometers
CROSSHAIR
CMB PROJECT
Claims Map
1:500,000
NAD 27 Zone 20
Figure
April 29, 2012

CMB Property and Agreements

On October 14, 2004, we entered into an agreement (the ‘Original Moran Lake Agreement”) with a private individual, local prospector Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property, comprising 67 claims in Central Labrador. On March 1, 2005 we acquired another 187 claims from Lewis Murphy entered into an amending agreement with Mr. Murphy (the “Amended and Restated Moran Lake Agreement”). The Amended and Restated Moran Lake Agreement called for exploration expenditures of $3,000,000, the issuance of 400,000 common shares, and cash payments of $575,000, with the balance of the shares and cash payable over a five-year term.  The agreement also required completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property.

To date, we have issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures. On May 21, 2008, we entered into a letter agreement (the “Letter Agreement”) with Mr. Murphy whereby we received a three year extension on the requirement to complete the bankable feasibility study such that the study will be due on or before November 10, 2013. Additionally, the

Company was required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.

In December 2011, the Company settled a dispute with Mr. Murphy regarding the timing of the advance royalty payments. See “Item 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings – Litigation with Lewis Murphy.”  On December 5, 2011, the Company entered into a co-ownership agreement (the “Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement, the Amended and Restated Moran Lake and the Letter Agreement.  The Moran Lake Co-Ownership Agreement sets out that ownership of the CMB Property shall be as Tenants in Common in proportions of 90% Crosshair and 10% Mr. Murphy.  Mr. Murphy shall retain his 10% ownership in the CMB Property until such time as commercial production commences on the property. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production; the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property. In addition, any requirement to complete a bankable feasibility study has been irrevocably waived.

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

In 2008 an updated resource estimate for the Upper and Lower C Zones was prepared based on drilling up to May 2008. In addition, resource estimates were prepared for two new zones of uranium mineralization discovered by Crosshair, these being the Trout Pond (Area 1) and Armstrong zones (the “2008 CMB Report”).  The mineral resource estimate included a total indicated resource for the Upper C Zone is 5.19 million pounds of U3O8 (6.92 million tonnes grading 0.034% U3O8). The Upper C Zone also contains additional resources in the inferred category which, when combined with the inferred resources in the Lower C Zone, Trout Pond and Armstrong zones total 5.83 million pounds of U3O8 (8.17 million tonnes grading 0.032% U3O8).  With the exception of the Lower C Zone, these estimates are reported at a block cut-off of 0.015% U3O8.  The cut-off grades are considered appropriate for the location and cost profile that can be expected for open pit mining.  In the case of the Lower C Zone, a cut-off grade of 0.035% U3O8 is used for reporting purposes, reflecting higher costs associated with underground mining.

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

In 2011, a 3,138 metre drill program was completed on the CMB Project. The drilling focused on connecting the C-Zone and Area One deposits, as well as testing the Blue Star prospect. The results confirmed that the vanadium mineralization is continuous between the C-Zone and Area One over a strike length of approximately 1.7 km The mineralization remains open along strike and at depth. Drilling on the Blue Star prospect tested coincident airborne geophysical and rock geochemical anomalies; four out of the ten holes drilled intersected uranium mineralization. The best hole was 3 metres of 0.05% U3O8.

Current Exploration

The 2012 summer program will consist of drilling, prospecting, sampling and trenching.  The goal of the program is to increase the existing uranium and vanadium resources as well as test other exploration targets. A budget of approximately $2.2 million has been allotted for this program, which is expected to take 3 months to complete.

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

Silver Spruce declined to participate in last summer’s program and has diluted its interest to a 2% Net Smelter Return Royalty.   Going forward the CMB and CMB-JV properties will be consolidated into one property referred to as the CMB Property.

Property Description and Location

The CMB-JV Project comprises 616 map-staked claims in several separate claim blocks located roughly 150 kilometers north of the town of Happy Valley – Goose Bay, Labrador.  Approximately half of the claims are contiguous with Crosshair’s 100% owned claims located near Moran Lake, while most of the remaining claims are situated south and southeast of the coastal community of Postville on Kaipokok Bay.

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

Drilling

Past drilling carried out on the CMB-JV Project has been focused on the ‘CMB-NW (Northwest)’ claim block, which is contiguous with the northern portion of Crosshair’s 100% owned CMB Project.  Diamond drilling carried out to date by Silver Spruce and Expedition totals 11,196 meters in 44 holes.  Highlights include 0.118% U3O8 over 28.00 meters in hole CMB-07-06, 0.101% U3O8 over 33.00 meters in hole CMB-07-14, and 0.112% U3O8 over 19.00 meters in hole CMB-07-34.

Based on the drilling results, an indicated mineral resource estimate of 2.33 million pounds of U3O8 (1.82 million tonnes grading 0.058% U3O8) and additional inferred mineral resource estimate of 3.73 million pounds of U3O8

(3.16 million tonnes grading 0.053% U3O8) was prepared for the Two Time zone using a cut-off grade of 0.03% U3O8. The Two Time zone remains open to depth and along strike to the south.

During the summers of 2009 and 2010, Crosshair carried out geological mapping, prospecting and sampling programs to evaluate priority targets generated from the airborne surveys.  Several new uranium showings were discovered and were followed up during the 2011 summer drilling program.

Two of the new targets, South Brook and Running Man, were found on the CMB-JV Property, which is located directly to the west of the Jacques Lake Deposit, recently purchased by Paladin Energy from Aurora Energy / Fronteer Development Group.  Forty Six (46) samples from the South Brook Showing gave results ranging from 0.03% to 0.46% U3O8, averaging 0.11%.  The showing is outlined by anomalous float and bedrock occurrences for approximately 3.5 kilometres (km).  The Running Man Showing is located approximately 5.5 km southeast of the South Brook Showing and consists of a 2 km long, linear airborne radiometric anomaly where 21 samples gave values from 0.03% to 0.28% U3O8.

The Big Bear Showing is located on the CMB-NE Property, approximately 20 km northeast of CMB-JL.  The showing, in a 1.25 km long corridor of anomalous bedrock radioactivity, is hosted in altered granitic rocks and gave results ranging from 0.02% to 0.1% U3O8, averaging 0.06%.

The fiscal 2012 program consisted of 2,961 metres of diamond drilling on the Two Time Zone, and a total of 1,245 metres on four separate prospects on the property, including outlying properties near Postville. The most favorable of these prospects was the Firestone Prospect, where drill hole FS-11-007 intersected a 3.5 metre interval that returned 0.084% U3O8. Drilling on the Two Time Zone confirmed that the uranium mineralization continues at depth.

The goal of the fiscal 2013 drill program is to expand the mineralized zone at Two Time and to continue to test the Firestone Prospect.

Wyoming – Bootheel and Buck Point Properties

1,200,000 ftN
1,600,000 ftE
N
Natrona County
Converse County
WA
MT
ND
OR
ID
WY
SD
Map Area
NE
NV
UT
CO
KS
CA
AZ
NM
TX
OK
1,000,000 ftN
Buckpoint
Bootheel
Platte County
Carbon County
800,000 ftN
Albany County
Laramie County
CROSSHAIR
Bootheel Project
Location Map
0
10
20
Miles
Laramie
NAD83 Wyoming State Plane Zone East Central
Drawn: LS
July 20, 2011

On March 31, 2009, we acquired the Bootheel and Buck Point Properties in Wyoming, USA through the acquisition of Target via Plan of Arrangement.

On June 7, 2007, Target, now a wholly owned Crosshair subsidiary, entered into an agreement to form the Bootheel Project, LLC with URE whereby Target may acquire a 75% participating interest in two uranium properties, the Bootheel and Buck Point properties located in the Shirley Basin, Albany County, Wyoming (the “Bootheel Project”) by completing expenditures totalling US $3 million and issuing 31,250 common shares on or before June 7, 2011. Target earned its 75% interest in the property as all shares have been issued and US $3.1 million had been spent as of April 30, 2010.  As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and Target’s participating interest increased from 75% to approximately 81%.

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

The final historic drill data set acquired from Cameco in January 2009 was compiled by our geological team and  combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed us to complete the initial Bootheel Report.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.

Activities in fiscal 2011 included further base line environmental studies.  A Sage Grouse and Raptor survey was completed in June.  The Nuclear Regulatory Commission was notified in August of the Company`s intention to file a permit application in 2012.

In the summer 2011, Crosshair carried out an $860,000 exploration program, which consisted of 35,760 feet of drilling in 76 holes.  Hydrogeological tests and continued permitting were also completed.  The program resulted in an updated Indicated mineral resource estimate of 1.48 million lbs of uranium (2.1M tons at 0.036% U3O8), and an inferred mineral resource estimate of 3.13 million lbs uranium (4.0M tons at 0.039% U3O8) Inferred.

The fiscal 2013 program will consist of 17,000 feet of exploration drilling and ongoing permitting.

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

Accessibility

A well maintained gravel road from Baggs crosses the property.  Numerous two-tracks provide easy access to the all of the property from the main road.  Hayden, Colorado, 75 miles southeast of Baggs, is the nearest airport with commercial air service.

History

The property has seen limited production from shallow open pits in the 1950s and 1960s.  It has been reported that 156,000 tons grading 0.172% U3O8 were mined which resulted in the production of 536,000 pounds of uranium.  Urangesellschaft (“UG”) acquired the property in the 1970s and carried out an extensive program consisting of drilling, metallurgical test work and other technical studies on the feasibility of taking the property to production as an open pit heap-leach operation. Due to low uranium prices the property was sold to AGIP Mining Company (“AGIP”) in 1981 who re-evaluated the property with additional drilling and technical studies in 1982 and 1986.  The earlier study proposed an open pit and heap-leach scenario with a projected 80% recovery while the later study proposed an open pit and conventional mill circuit with an expected 90% recovery using alkaline leaching.  The studies were based on gamma logs from over 4,000 rotary holes and 200 core holes.

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

Exploration and Development

The fiscal 2012 program consisted of 78,253 feet of mud-rotary drilling in 400 holes. The program resulted in an Indicated mineral resource of 5.2 million lbs of uranium oxide (4.1M tons at 0.063% U3O8). Total expenditures were approximately $1.3 million.

The fiscal 2013 program will consist of 60,000 feet of resource drilling, metallurgical test work and a Pre-Feasibility Study.  Permitting will commence this summer and will include wildlife studies and the drilling of monitor wells for ongoing water quality testing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2012, 2011, and 2010 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto.  Our financial statements for the year ended April 30, 2012 have been prepared in accordance with IFRS. The Company has retrospectively applied IFRS to areas that are deemed appropriate except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1. Comparative figures for 2011 have been adjusted to give effect to those changes. The functional currency of the Company and its subsidiaries is the Canadian Dollar and therefore our financial statements are reported in Canadian dollars.

Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on NYSE MKT Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the State of Wyoming USA on the following properties:

•	Central Mineral Belt properties located in Labrador, Canada (going forward will include the CMB-JV Property located in Labrador, Canada).

•	The Bootheel Project LLC located in Wyoming, U.S.A.

•	Juniper Ridge Property located in Wyoming, U.S.A.

For fiscal year ended April 30, 2012 the Company reported a net loss of $11,977,829 or $0.24 per common share, compared with a net loss of $4,077,470 or $0.10 per common share for the prior fiscal year.   While figures have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2012, the Company reported a loss of $11,977,829 and as at that date had an accumulated deficit of $91,351,849. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Accounting Standards

International Financial Reporting Standards ("IFRS")

 In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Accordingly, the Company changed from Canadian GAAP reporting and commenced reporting under IFRS effective May 1, 2011 with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP affects the Company’s reported financial position and results of operations and comprehensive income (loss) and affects the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

Recent Canadian Accounting Pronouncements

Financial Instruments IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 7, Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfer of financial assets and associated risks. These amendments are not anticipated to impact the disclosures made by the Company.

Amendments to IAS 1, Presentation of Financial Statements (effective for annual periods beginning on or after July 1, 2012) require that elements of other comprehensive income that may subsequently be reclassified through profit and loss be differentiated from those items that will not be reclassified.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and consequential revisions to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures (all effective January 1, 2013) provide revised guidance on the accounting treatment and associated disclosure requirements for joint arrangements and associates, and a revised definition of ‘control’ for identifying entities which are to be consolidated.

IFRS 13 Fair Value Measurement (effective January 1, 2013) provides new guidance on fair value measurement and disclosure requirements.

The Company is currently evaluating the impact of these new and amended standards on its financial statements.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP/IFRS, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP/IFRS, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP/IFRS, only enacted rates are used in the calculation of future income taxes.

This difference between IFRS and US GAAP did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2012 and 2011.

We have adopted the fair value based approach to share-based compensation under the provisions of IFRS 2 Share-based Payment and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2012 compared to the fiscal year ended April 30, 2011

For fiscal year ended April 30, 2012 the Company reported a net loss of $11,977,829 or $0.24 per common share, compared with a net loss of $4,077,470 or $0.10 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2012 increased to 50,377,698 from 41,193,459 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Share issuance in relation to acquisition of exploration and evaluation assets (1,925,627common shares) in the 2nd, 3rd and 4th quarters of fiscal 2012
•	Various financings (16,379,400 common shares) completed in the 4th quarter of fiscal 2012

Expenses

Expenses for the current year were $11,751,934, approximately 152% higher than in fiscal 2011 due primarily to an increase in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses and wages and salaries expense. The increase in these expenses was partially offset by a reduction in legal expenses. Increases in exploration and evaluation expense, consulting fees and wages and salaries caused a 89% increase in the overall loss, which was partially offset by a decrease from legal expense due to the settlement of a dispute involving the Company.

Exploration and evaluation expense for 2012 was 650% higher than in 2011 due largely to the drilling programs completed on the CMB Uranium/Vanadium Project, the CMB JV Project , and the Bootheel Project, as well as the Mineral Resource estimate completed on the Juniper Ridge Property and the updated Mineral Resource estimate completed on the Bootheel Project.

Consulting and management fees increased by 184%, as a direct result of increased Company activities, reflecting favorable conditions in the markets.

In addition, investor relations expenditures increased by 143% from fiscal 2011 due to increasing investor and public relations activities.

To fuel the Company’s continuous growth, the Company hired additional field workers which had caused the  wages and salaries to increase by 55% in 2012.

Audit and accounting expenditures increased by 22% compared to fiscal 2011 when additional costs attributable to the transition to IFRS were incurred.

Other Income (Expenses)

Other expense increased in fiscal 2012 by $804,941 to an expense of $225,895 compared with recorded income of $579,046 in 2011.  The Company recorded an unrealized loss on Marketable securities of $701,327 compared to a last year’s gain of $501,961.  Crosshair has accounted for its investment in marketable securities as “Financial assets at fair value through profit or loss”. These financial assets are measured at fair value and changes in fair value are recognized in net earnings. This loss was partially offset by the flow through premium in relation to the flow through shares issued in fiscal 2012. The Company also incurred a gain of $1,898 from the sale of capital assets in the current fiscal year compared with a loss of $110,291 from fiscal 2011.

Exploration and Evaluation Assets

During the current fiscal year, the Company acquired exploration and evaluation assets of $1,411,455 representing the acquisition costs related to the various mineral claims held by the Company.

Working Capital

Working capital was $5,466,961 as at April 30, 2012 compared with $10,815,170 as at April 30, 2011. The decrease of $5,348,209 was mainly due to cash used in operating activities of $9,649,032, which was then partially offset by financing activities of the Company during fiscal 2012.

Results of Operations for the fiscal year ended April 30, 2011 compared to the fiscal year ended April 30, 2010

For fiscal year ended April 30, 2011 the Company reported a net loss of $4,077,470 or $0.10 per common share, compared with a net loss of $2,321,078 or $0.02 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2011 increased to 41,193,459 from 29,528,511 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (200,000 common shares) in the 3rd and 4th quarters of fiscal 2011
•	Various financings (13,749,875 common shares) completed in the 3rd quarter of fiscal 2011
•	Exercise of warrants (657,903 common shares) in the 3rd and 4th quarters of fiscal 2011

Expenses

Expenses for the fiscal year ended April 30, 2011 were $4,656,516, approximately 51% higher than in fiscal 2010 due primarily to recognizing exploration and evaluation expense, an increase in share-based compensation expense and management and consulting fees which was offset by a reduction in office and administration, rent, and wages and salaries expenses as a result of the engagement of a Management Services Company in October 2010. As a result of the transition to IFRS, the Company had reclassified a portion of its previously capitalized exploration expenditures as exploration and evaluation expense. The reclassified amount was $873,228 representing approximately 19% of the expense for year 2011. No such expense was reclassified in 2010. Share based compensation, management and consulting fees caused a 35% increase in the overall loss, which was offset by a 13% decrease from office and administration, rent and wages and salaries attributed to the engagement of the Management Services Company.

Share-based compensation expense for 2011 was 65% higher than in 2010 due largely to IFRS adjustment of $527,085 and new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011, and a resulting increase in expense recognition.

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

Other Income (Expenses)

Other income increased in fiscal 2011 by $631,301 to $579,046 compared with recorded expenses of $52,255 in 2010.  The Company recorded an unrealized gain on Marketable securities of $501,961 compared to a last year’s unrealized gain of $66,667.  Crosshair has accounted for its investment in marketable securities as “Financial assets at fair value through profit or loss”. These financial assets are measured at fair value and changes in fair value are recognized in net earnings. This gain was partially offset by a loss on sale of assets of $110,291. In fiscal 2010, the Company’s Sinbad project was written off and as a result $229,796 was recorded for this write-off. No write-offs of mineral properties occurred in fiscal 2011.

Exploration and Evaluation Assets

During the current fiscal year, the Company acquired exploration and evaluation assets of $474,183 representing the acquisition costs related to the various mineral claims held by the Company. Due to the transition to IFRS, the Company had reclassified its previously capitalized exploration and evaluation assets of $20,679,217 to deficit and $873,228 to exploration and evaluation expense.

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

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2012, April 30, 2011 and April 30, 2010

As of April 30, 2012, the Company had cash and cash equivalents of $5,446,298 (April 30, 2011 - $9,931,585, April 30, 2010 - $3,427,511) and working capital of $5,466,961 (April 30, 2011 - $10,815,170, April 30, 2010 - $3,403,009.  Cash used in operating activities during 2012 was $9,649,032 compared with $2,882,416 in 2011 and $2,259,493 in 2010.  Cash utilized in investing activities was $1,378,856 when compared with $609,322 in 2011 and $957,584 in 2010. Cash provided by financing activities decreased to $6,542,601 compared with $9,995,812 in 2011 and $3,817,314 in 2010 as the result of financing completed during the year.

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

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligation	$13,480	$13,480
Total	$13,480	$13,480

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito	45	Executive Chairman
C. Stewart Wallis 3	67	Chief Executive Officer, President and Director
Jay Sujir 2	54	Director
Ian B. Smith 4	66	Director
Chris Collingwood 1	65	Director
Derrick (Rick) Gill 1 2	64	Director
Joseph Miller 5	49	Director
Sonya Atwal 6	32	Chief Financial Officer
Sam Yik	47	Chief Financial Officer
Mark Ludwig	56	Chief Executive Officer and President
Horace Beaven	61	Vice President, Corporate Communications
Tom Bell	63	Vice President, Chief Geologist
Chris Healey 1	65	Director
1     Member of Audit Committee
2     Member of Compensation Committee
3     Mr. Wallis resigned as President & CEO on April 30, 2012.
4     Mr. Smith resigned as a director on April 25, 2012.
5     Mr. Miller resigned as a director on August 4, 2011.
6     Ms. Atwal resigned as Chief Financial Officer on December 1, 2011.

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  From 2006 to 2009, we entered into employment agreements with our senior officers and all of our full-time employees.  In August 2009, we began entering into consulting agreements with our senior management and currently have no employment agreements in effect with senior management or full-time employees.  See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of the current consulting agreements with senior management.  On January 1, 2010, we entered into a management services agreement with Forbes West under which Forbes West provides shared office, administration and payroll services to the Company and as of January 1, 2010, we do not employ any staff full-time.  On October 1, 2010, we entered into a revised management services agreement. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

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

Mr. Morabito devotes approximately 30% of his time during a typical work week to our business.  Mr. Morabito also serves on the board of directors of Excelsior Mining Corp., Alderon Iron Ore Corp., Ridgemont Iron Ore Corp. and Logan Resources Ltd.. He is also the Executive Chairman of Alderon Iron Ore Corp. and Ridgemont Iron Ore Corp. and the non-Executive Chairman of Excelsior Mining Corp.  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.

C. Stewart Wallis was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis resigned as President and CEO of the Company on April 30, 2012.  Up to the time of his resignation as President and CEO of Crosshair, Mr. Wallis devoted substantially all of his time during a typical work week to our business.  Mr. Wallis is the Managing Director of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, the Professional Engineers and Geoscientists of Newfoundland and Labrador, Wyoming Professional Geologists, Certified Professional Geologist under the American Institute of Professional Geologists, Fellow, Society of Economic Geologists and a Member of the Society of Mining Engineers.

Jay Sujir has been a member of our Board of Directors since February 2003.  Mr. Sujir served as our Non-Executive Chairman from his appointment on September 10, 2007 until December 18, 2009 when Mark Morabito was appointed Non-Executive Chairman.  Mr. Sujir is currently the Chairman of the Board of Directors of Sunward Resources Ltd. and is the Corporate Secretary and a Director of Santa Fe Metals Corp.  Mr. Sujir also serves on the boards of directors of AMI Resources Inc., Cannon Point Resources Ltd., DePaul capital Corporation, Excelsior Mining Corp., Midasco Capital Corp., NEMI Northern Energy & Mining Inc., Red Eagle Mining Corporation, Rio Silver Inc., Slater Mining Corporation, Uracan Resources Ltd. and Westham Resources Corp.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

Ian B. Smith joined our Board of Directors in September 2006 and resigned from the Board on April 25, 2012.  Mr. Smith has over 40 years’ experience in corporate, operations, project management and consulting within the international base, precious metals and coal industries.  He has worked around the world including Africa, China, Southeast Asia and extensively in the Americas. Mr. Smith was President and Founding Partner of MRDI which became one of the largest and most successful mining consultancies in North America.  Mr. Smith is President, CEO and a director of Santa Fe Metals Corporation and Yellowhead Mining Inc.  Mr. Smith also serves on the board of directors of EURO Ressources S.A.  Mr. Smith was granted his Chartered Professional Management Aus. IMM in October 2000 and has been a Fellow with the Aus. IMM since 1990.  Mr. Smith obtained his BE (Mining) from the University of Queensland, Australia in 1966.

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

Derrick (Rick) Gill joined our Board of Directors in May 2008.  Mr. Gill has more than 30 years’ experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Brigus Gold Corp.  Mr. Gill received his BComm. in Accounting from Memorial University of Newfoundland in 1969

Joseph Miller was a member of our Board of Directors from June 26, 2009 until his resignation on August 4, 2011.  He served as our Chief Financial Officer from September 2, 2008 until June 30, 2009.   Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta.  Prior to joining Crosshair, Mr. Miller was the Chief Financial Officer of GPS Industries Inc. and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls.  From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations.  Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia.  He received his diploma in Business Administration from Mount Royal College in 1989.  Mr. Miller was the Chief Financial Officer of Powerex Corp., a wholly-owned subsidiary of BC Hydro until May 24, 2011.

Sonya Atwal was our Chief Financial Officer (“CFO”) from February 15, 2011 until her resignation on December 1, 2011.  Ms. Atwal received her CGA designation in February 2008, and is a member of the Certified General Accountants of British Columbia.    Ms. Atwal received her Bachelor of Business Administration from the Southern Alberta Institute of Technology (SAIT in 2008).   Ms. Atwal served as our Controller from 2005 until her appointment as Chief Financial Officer.

Sam Yik has been our Chief Financial Officer (“CFO”) since December 1, 2011.  Mr. Yik has over 20 years experience in financial management of public companies, including numerous energy and resource companies.  Prior to joining Crosshair, Mr. Yik was the Chief Financial Officer of Kobex Minerals Inc. from November, 2007 to November 2011, the Vice President, Corporate Finance & Investor Relations of GBS Gold International Inc. from August 2006 to October 2007, the Vice President, Corporate Development and Commercial Operations of Pine Valley Mining Corp. from March 2005 to July 2006, and a Commercial Manager with Methanex Corp. from 1994 to March 2005.   Mr. Yik received his Chartered Accountant (CA) designation in March 1992 and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Yik received his Bachelor of Commerce from the University of British Columbia in May 1989.  Mr. Yik is also the Chief Financial Officer of Excelsior Mining Corp.

Mark Ludwig was appointed Chief Executive Officer and President of Crosshair on April 30, 2012.  Prior to his appointment as Chief Executive Officer and President, Mr. Ludwig served as our Vice President and Chief Operating Officer (U.S.) from August 8, 2011 to April 30, 2012.  Mr. Ludwig devotes substantially all of his time during a typical work week to our business.   Prior to joining Crosshair, Mr. Ludwig was the Vice President of Operations of Neutron Energy. From 2005 to 2008 Mr. Ludwig was employed by Hecla Mining Company as a Senior Mining Engineer/Project Manager and later as Manager of Corporate Development. From 1984 until 2005 he worked in various positions with BHP Billiton including as a Senior Project and Mining Engineer.  Mr. Ludwig earned a Mining Engineering degree from the Colorado School of Mines and an MBA from Regis University.

Horace (Bevo) Beaven was appointed Vice President, Corporate Communications of Crosshair on July 5, 2011.  Mr. Beaven devotes substantially all of his time during a typical work week to our business.  Mr. Beaven  has over 12 years experience as an investor relations executive working with public companies. From June 2009 to his joining Crosshair, Mr. Beaven, through Bevo Beaven Corporate Communications, was an independent public relations and corporate communication consultant.  From July 2008 to June 2009, he was Vice President, Client Services of Metzger Associates Publications and from March 2000 to July 2009, held various positions, the latest being Senior Vice President and General Manager at CTA Integrated Communications.  Mr. Beaven has a BA in Journalism,/Public Relations and Advertising from the University of Alabama.

Tom Bell was appointed Vice President, Chief Geologist of Crosshair on November 16, 2011.  Dr. Bell has over 30 years experience as a geologist and devotes substantially all of his time during a typical work week to our business.

Since 1999 Dr. Bell has been President of Stratamodel, Inc.,  the firm he founded to explore for metallic commodities in Africa and North America, create state of the art geologic data collection systems, and design and implement resource based geographic information systems.  Dr. Bell received his B.Sc in Geology from San Jose State University in California in 1978 followed by an M.A at the University of California at Berkeley in 1980 and a PhD at the University of California at Berkeley in 1983. His professional affiliations include: Professional Geologist in the State of Pennsylvania; Certified Professional Geologist (AIPG); Fellow, Society of Economic Geologists.

Chris Healey joined our Board of Directors on April 25, 2012.  Mr. Healey is a licensed professional geologist in British Columbia, Saskatchewan and Wyoming with over 40 years experience in the natural resources industry, with particular emphasis on uranium exploration and extraction. He has held senior positions with Cameco Corporation, the world's largest uranium producer, where he served for over 20 years and managed its US operations. Mr. Healey has both broad and deep experience in all aspects of resource mining, especially in the uranium sector with hand-on experience at a producing in-situ operation.  He has also worked on uranium projects around the world, including Canada, the United States, Paraguay, Kazakhstan, Mongolia, Australia and Malawi.  Until February 29, 2012, he was President and CEO of Titan Uranium Corp.  He was appointed President and CEO of Galaxy Graphite Corp. (formerly Galaxy Capital Corp.) on March 1, 2012.  Mr. Healey graduated with a Bachelor of Science degree in Geology from the University of Wales, Swansea in 1968. He also served as the national president of the Geological Society of Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Healey is also a Director of Galaxy Graphite Corp, Carmax Mining Corp and Ansell Capital Corp.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2012, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2012

		Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
Name and Principal Position	Fiscal Year				Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito 1 Executive Chairman and Director	2012	--	--	$150,000	50,000	$0.38	2017/04/24
Stewart Wallis 2 CEO, President and Director	2012	--	$88,888	$260,000	50,000	$0.38	2017/04/24
Joseph Miller 3 Director	2012	--	--	$6,732	--	--	--
Jay Sujir Director	2012	--	--	$26,452	--	--	--
Ian Smith 4 Director	2012	--	--	$26,934	--	--	--
Chris Collingwood Director	2012	--	--	$20,711	--	--	--
Derrick Gill Director	2012	--	--	$23,859	--	--	--
Sonya Atwal 5 Chief Financial Officer	2012	--		--	--	--	--
Samuel Yik 6 Chief Financial Officer	2012	--	--	--	100,000	$0.38	2017/04/24
Mark Ludwig 7 Chief Executive Officer & President	2012	--	US$53,000	US$137,818	400,000 250,000	$0.67 $0.38	2016/07/20 2017/04/24
Horace Beaven 8 Vice President, Corporate Communications	2012	--	US$25,000	US$143,135	250,000	$0.67	2016/07/20
Tom Bell, Ph.D. 9 Vice President, Chief Geologist	2012	--	US$40,000	US$79,998	60,000	$0.38	2017/04/24
Chris Healey 10 Director	2012	--	--	--	200,000	$0.38	2017/04/24

1	Mr. Morabito was appointed President on October 21, 2008 and ceased to be President on March 31, 2009. Mr. Morabito ceased to be CEO and was appointed Executive Chairman on March 1, 2010.
2
Mr. Wallis ceased to be a director on July 27, 2008 and was appointed a director on March 31, 2009.  Mr. Wallis was appointed President on March 31, 2009 and CEO on March 1, 2010.  Mr. Wallis ceased to be President and CEO on April 30, 2012.

3	Mr. Miller resigned as a director on August 4, 2011.
4	Mr. Smith resigned as a director on April 25, 2012.
5	Ms. Atwal resigned as Chief Financial Officer on December 1, 2011.
6	Mr. Yik was appointed as Chief Financial Officer on December 1, 2011
7	Mr. Ludwig was appointed Chief Executive Officer and President on April 30, 2012. Prior to that, he was Vice President and Chief Operating Officer (U.S). from August 15, 2011 until April 30, 2012.
8	Mr. Beaven was appointed Vice President, Corporate Communications on July 5, 2011.
9	Dr. Bell was appointed Vice President, Chief Geologist on November 16, 2011.
10	Mr. Healey was appointed a Director on April 25, 2012.

Director Compensation

Effective May 1, 2011, Crosshair adopted a formal director compensation program. Under the formal director compensation program, non-executive directors of Crosshair receive an annual board retainer of $20,000 and a fee of $1,500 for each Board meeting attended, the Chair of the Audit Committee receives an annual fee of $6,000 and each of the Chairs of the Compensation and other Committees of the Board receive an annual fee of $2,500.  Each of the aforementioned fees is paid quarterly. From December 31, 2008 to May 1, 2011, no such formal program was in place. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Directors are also eligible to receive options to purchase Common Shares pursuant to the terms of Crosshair’s Stock Option Plan.

Employment and Consulting Agreements

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated.   Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of a change of control, MJM will receive the equivalent of 36 months’ fees  On September 1, 2011, the Company entered into an Assignment Agreement with MJM as Assignor, MJM Consulting Corp. as Assignee and Morabito pursuant to which MJM assigned, transferred and set over to MJM Consulting Corp. all  of the Assignor’s rights, interests, benefits, duties and obligations in and relating to the 2011 MJM Consulting Agreement.

On March 1, 2011, the Company entered into a consulting agreement with Sundance Geological Ltd. and C. Stewart Wallis (Wallis”) (the “2011 Sundance Consulting Agreement”). Under the terms of the 2011 Sundance Consulting Agreement, Sundance provided the services of Wallis to act as President and Chief Executive Officer of the Company and to provide such general management and geological consulting services as the Company may require from time to time.   The term of the 2011 Sundance Consulting Agreement was three years, commencing on March 1, 2011.   Under the terms of the 2011 Sundance Consulting Agreement, Sundance received a monthly fee of $20,000 plus applicable taxes and is eligible to receive an annual cash bonus of up to $66,666, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of Directors.  In the event of termination of the 2011Sundance Consulting Agreement, Sundance was to receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the 2011 Sundance Consulting Agreement.  In the event of a change of control, Sundance was to receive the equivalent of 36 months’ fees.  Upon Mr. Wallis’ resignation as Chief Executive Officer and President of Crosshair on April 30, 2012, the 2011 Sundance Consulting Agreement was terminated.

On June 28, 2011, the Company entered into a consulting agreement with Horace H. Beaven (“Beaven”) (the ‘Beaven Consulting Agreement”) pursuant to which the Company appoints and engages Beaven to perform the functions of Vice President, Corporate Communications and of a general corporate communications consultant. Under the terms of the Beaven Consulting Agreement, Beaven receives a monthly fee of US$12,500 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Beaven and the overall performance of the Company.  In addition, Beaven receives a monthly lump sum cash payment of US$2,100 in lieu of medical benefits. In the event of termination of the Beaven Consulting Agreement, Beaven will receive a lump sum payment equivalent to three (3) months’ monthly fees and benefits.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the ‘L&A Consulting Agreement”) pursuant to which the L&A provides the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and of a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A receives a monthly fee of US$16,666 and is eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for L&A and Ludwig entering into the L&A Consulting Agreement, L&A received a lump sum payment of US$25,000.  In the event of termination of the L&A Consulting Agreement, L&A will receive a lump sum payment equivalent to three (3) months’ fees and benefits.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remain in full force and effect.

On November 1, 2011, the Company entered into a consulting agreement with Stratamodel, Inc. (“Stratamodel”) and Thomas E. Bell (“Bell) (the “Stratamodel Consulting Agreement”) pursuant to which the Stratamodel provides the personal services of  Bell to act as Vice President and Chief Geologist and of a geological consultant of the Company.  Under the terms of the Stratamodel Consulting Agreement, Stratamodel receives a monthly fee of US$13,333 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Stratamodel and the overall performance of the Company.  In addition Stratamodel receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for Stratamodel and Bell entering into the Stratamodel Consulting Agreement, Stratamodel received a lump sum payment of US$10,000.  In the event of termination of the Stratamodel Consulting Agreement, Stratamodel will receive a lump sum payment equivalent to three (3) months’ fees and benefits.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2012 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of six directors five of whom were elected at our annual general meeting of shareholders held on October 28, 2011.  Chris Healey was appointed a director on April 25, 2012.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Mark Morabito	November 12, 1998
Stewart Wallis1	March 31, 2009
Jay Sujir	February 19, 2003
Chris Collingwood	October 25, 2007
Derrick Gill	May 27, 2008
Chris Healey	April 25, 2012

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was re-appointed as a director on March 31, 2009.

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

Composition and Meetings

1.
The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the British Columbia Securities Commission, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission, NYSE MKT, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities.

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

Composition of the Audit Committee

The current members of our Audit Committee are Chris Healey, Christopher Collingwood and Derrick Gill, each of whom is an independent director and financially literate.

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

Chris Healey.  Mr. Healey graduated with a Bachelor of Science degree in Geology from the University of Wales, Swansea in 1968.   He has held senior management and geological positions with several public companies, including Cameco Corporation, where he served for over 20 years and managed its US operations. Until February 29, 2012, he was President and CEO of Titan Uranium Corp.  He was appointed President and CEO of Galaxy Graphite Corp. (formerly Galaxy Capital Corp.) on March 1, 2012.  Mr. Healey is also a Director of Galaxy Graphite Corp, Carmax Mining Corp and Ansell Capital Corp. and serves as a member of the Audit Committee of Ansell Capital Corp.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Reliance on Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Company’s Audit Committee Charter, the Audit Committee is required to review and pre-approve any non-audit services provided by the Company's external auditors. However, the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

See Item 16.C. Principal Accountant Fees and Services.

Compensation Committee

We have established a Compensation Committee, which currently consists of Jay Sujir, Derrick Gill and Chris Healey.  The Compensation Committee does not operate pursuant to a written charter.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2012	0(1)	0(1)
April 30, 2011	0(1)	0(2)
April 30, 2010	0	0(2)

1
Pursuant to the Management Services Agreement with Forbes West dated October 1, 2010, Forbes West provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement. As such, the Company no longer employs any full-time staff or temporary staff.

2
Due to the global economic conditions during the fiscal years ended April 30, 2010 and April 30, 2011, and our cash conservation program, we did not employ any temporary workers during these fiscal years.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of July 19, 2012.  As of July 19, 2012, we had 65,782,178 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of July 19, 2012.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	3,258,834 1	4.95%
Stewart Wallis	1,092,400 2	1.66%
Joseph Miller 3	N/A	N/A
Jay Sujir	377,250 4	*
Ian Smith 5	N/A	N/A
Chris Collingwood	416,200 6	*
Derrick Gill	330,625 7	*
Sonya Atwal 8	N/A	N/A
Sam Yik	37,500 9	*
Mark Ludwig	200,000 10	*
Horace (Bevo) Beaven	136,250 11	*
Tom Bell	57,500 12	*
Chris Healey	0	*
Directors and Executive Officers as a group	5,905,859	8.97%

*              Indicates less than one percent.
1
Includes options to purchase 725,454 common shares exercisable within 60 days of July 19, 2012, warrants to purchase 203,125 common shares expiring November 23, 2012 and warrants to purchase 250,000 common shares expiring February 27, 2014 .

2
Includes options to purchase 576,250 common shares exercisable within 60 days of July 19, 2012, warrants to purchase 75,000 common shares expiring November 23, 2012 and warrants to purchase 50,000 common shares expiring February 27, 2014.

3	Mr. Miller resigned as a Director of the Company of the Company on August 4, 2011.
4	Includes options to purchase 237,500 common shares exercisable within 60 days of July 19, 201 and warrants to purchase 31,250 common shares expiring November 23, 2012.
5	Mr. Smith resigned as a Director of the Company on April 25, 2012.
6
Includes options to purchase 210,000 common shares exercisable within 60 days of July 19, 2012, warrants to purchase 15,625 common shares expiring November 23, 2012 and warrants to purchase 31,250 common shares expiring February 27, 2014.

7
Includes options to purchase 260,000 common shares exercisable within 60 days of July 19, 2012, warrants to purchase 15,625 common shares expiring November 23, 2012. And warrants to purchase 6,250 common shares expiring February 27, 2014.

8	Ms. Atwal resigned as Chief Financial Officer of the Company on December 1, 2011.
9	Includes 12,500 warrants to purchase common shares expiring February 27, 2014.
10           Includes options to purchase 200,000 common shares exercisable within 60 days of July 19, 2012.
11	Includes options to purchase 125,000 common shares exercisable within 60 days of July 19, 2012 and warrants to purchase 3,750 common shares expiring February 27, 2014.
12	Includes options to purchase 20,000 common shares exercisable within 60 days of July 19, 2012 and warrants to purchase 12,500 common shares expiring February 27, 2014.

The following table presents the stock options granted to the aforementioned persons and unexercised as of July 19, 2012.  The stock options are for common shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito	Apr. 24, 2012 Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Oct. 23, 2008 Sept. 15, 2008	50,000 375,000 118,382 75,000 42,489 83,333 125,000	0 281,250 118,382 75,000 42,489 83,333 125,000	$0.38 $1.44 $0.88 $1.08 $4.00 $0.60 $1.08	Apr. 24, 2017 Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Oct. 23, 2013 Sept. 15, 2013
Stewart Wallis	Apr. 24, 2012 Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2009 May 28, 2009 Mar. 31, 20092 Sept. 15, 2008	50,000 375,000 50,000 25,000 75,000 120,000 25,000	0 281,250 50,000 25,000 75,000 120,000 25,000	$0.38 $1.44 $0.84 $0.88 $1.08 $4.00 $1.08	Apr. 24, 2017 Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Aug. 29, 2012 Sept. 15, 2013
Joseph Miller	Dec. 21, 2010 May 28, 2009 Oct. 23, 2008 Aug. 1, 2008	100,000 31,250 41,666 37,500	75,000 31,250 41,666 37,500	$1.44 $1.08 $0.60 $2.00	Dec. 21, 2015 May 28, 2014 Oct. 23, 2013 Aug. 1, 2013
Jay Sujir	Dec. 21, 2010 May 28, 2009 Oct. 27, 2008 Sept. 15, 2008	100,000 50,000 87,500 25,000	75,000 50,000 87,500 25,000	$1.44 $1.08 $1.08 $1.08	Dec. 21, 2015 May 28, 2014 Oct. 27, 2013 Sept. 15, 2013
Ian Smith	Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2010 May 28, 2009 Sept. 15, 2008	100,000 25,000 12,500 37,500 37,500	75,000 25,000 12,500 37,500 37,500	$1.44 $0.84 $0.88 $1.08 $1.08	Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013
Chris Collingwood	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Sept. 15, 2008	100,000 50,000 35,000 50,000	75,000 50,000 35,000 50,000	$1.44 $0.88 $1.08 $1.08	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013
Derrick Gill	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 May 23, 2008	100,000 62,500 60,000 62,500	75,000 62,500 60,000 62,500	$1.44 $0.88 $1.08 $3.52	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 May 23, 2013
Sonya Atwal	Dec. 21, 2010 May 28, 2009 Mar. 31, 20092 Oct. 23, 2008	100,000 37,500 9,000 12,500	75,000 37,500 9,000 12,500	$1.44 $1.08 $4.00 $0.60	Dec. 21, 2015 May 28, 2014 Aug. 29, 2012 Oct. 23, 2013
Sam Yik	Apr. 24, 2012	100,000	0	$0.38	Apr. 24, 2017
Mark Ludwig	Apr. 24, 2012 July 20, 2011	250,000 400,000	0 200,000	$0.38 $0.67	Apr. 24, 2017 July 20, 2016
Horace (Bevo) Beaven	July 20, 2011	250,000	125,000	$0.67	July 20, 2016
Tom Bell	Apr. 24, 2012 Apr. 1, 2011	60,000 40,000	0 20,000	$0.38 $1.12	Apr. 24, 2017 Apr. 1, 206
Chris Healey	Apr. 24, 2012	200,000	0	$0.38	Apr. 24, 2017

1	Includes those options that are exercisable within 60 days of July 19, 2012.
2	Options previously granted by Target which transferred to the Company on closing of the acquisition of Target by the Company on March 31, 2009.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated November 4, 2010 (the “Plan”).  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  If any stock option has been exercised, the number of common shares into which such stock option was exercised shall become available to be issued upon the exercise of stock options subsequently granted under the Plan   As at May 1, 2011, the beginning of the fiscal year ended April 30, 2012, there were 584 common shares available for grant and 233,587 common shares available for grant under the Plan as at April 30, 2012. During the fiscal year ended April 30, 2012, we granted stock options to purchase an aggregate of 1,752,500 common shares.  During the fiscal year ended April 30, 2012, no  stock options to purchase common shares were exercised and stock options to purchase an aggregate of 155,000 common shares were cancelled or expired. There were no changes in the exercise price of outstanding options during the year ended April 30, 2011 other than the adjustment to all exercise prices to reflect the consolidation of the Company’s shares as described above.

Target Stock Options

As a term of the plan of arrangement between Crosshair and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).    As at April 30, 2012 there were 212,908 Target Exchanged Options outstanding, exercisable into a total of 255,490 common shares of the Company.  During the fiscal year ended April 30, 2012, no Target Exchanged Options to purchase common shares were exercised and a total of 60,000 Target Exchanged Options (exercisable into 72,000 common shares) were cancelled.  No additional Target Exchanged Options were to be issued as of March 31, 2009.

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

On July 19, 2012, we had 65,782,178 common shares issued and outstanding to approximately 444 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 116 shareholders of record located in the U.S., who own an aggregate of approximately 38% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2012 and the period from May 1, 2011 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2012, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $1,936,612 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations to this management company for such services. At April 30, 2012 $106,487 was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil were included in prepaid expenses.

•
Management fees include $410,000 of fees paid or accrued to two private companies owned by directors and officers (Mark Morabito and Stewart Wallis) of the Company, of which $22,400 was still owing at April 30, 2012.

•	Consulting fees include $137,490 of fees paid or accrued to a private company owned by an officer (Mark Ludwig) of the Company, of which $9,072 was still owing at April 30, 2012.

•
During the year ended April 30, 2012, the amount of $150,083 was paid to a private company owned by an officer (Horace (Bevo) Beaven) included in investor relations expenses, of which $7,236 was still owing at April 30, 2012.

•
During the year ended April 30, 2012, the amount of $79,998 was paid to a private company owned by an officer (Tom Bell) included in exploration and evaluation expenses, of which $13,982 was still owing at April 30, 2012.

•
During the year ended April 30, 2012, the Company paid bonus amounts of $206,404 included in management fees, consulting fees, investor relations and, exploration and evaluation to various officers/directors (Horace  H. Beaven, Thomas Bell, Mark Ludwig, and Stewart Wallis) of the Company.

•
During the year ended April 30, 2012, the Company incurred independent directors’ (Chris Collingwood, Derrick Gill, Ian Smith and Jay Sujir) fees of $104,688, of which $20,502 was still owing at April 30, 2012).

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment. The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the Company on May 1, 2011, the application of which conforms in all material respects for the fiscal years presented with United States GAAP,

See our audited financial statements for the fiscal years ended April 30, 2012, April 30, 2011 included under Item 18 of this annual report.

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

Pursuant to the settlement, beginning April 2010 and for the following twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleged he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy was seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.The Company defended the court action and filed a Counterclaim alleging that Mr. Murphy had breached certain representations and warranties contained in the Agreement.  The Company was seeking various reliefs including an order of damages and the return of shares.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011.

On December 5, 2011, the Company settled the litigation by paying Mr. Murphy a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

8.B.           Significant Changes

Since April 30, 2012, the date of our most recent financial statements, no significant changes have occurred.

ITEM 9.	THE OFFER AND LISTING

9.A.           Offer and Listing Details

The following table lists the high and low prices for our common shares on the Toronto Stock Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.  Our common shares have traded on the Toronto Stock Exchange since May 12, 2008 and were traded on the TSX Venture Exchange before that date.

Period	High	Low
July 1-19, 2012	$0.23	$0.175
Month ended June 30, 2012	$0.38	$0.18
Month ended May 31, 2012	$0.45	$0.33
Month ended April 30, 2012	$0.48	$0.37
Month ended March 31, 2012	$0.64	$0.48
Month ended February 28, 2012	$0.69	$0.48
Month ended January 31, 2012	$0.54	$0.35

Fiscal quarter ended April 30, 2012	$0.69	$0.37
Fiscal quarter ended January 31, 2012	$0.55	$0.35
Fiscal quarter ended October 31, 2011	$0.79	$0.36
Fiscal quarter ended July 31, 2011	$0.99	$0.62
Fiscal quarter ended April 30, 2011	$2.68	$0.76
Fiscal quarter ended January 31, 2011	$2.80	$0.76
Fiscal quarter ended October 31, 2010	$1.00	$0.52
Fiscal quarter ended July 31, 2010	$0.78	$0.42

Fiscal year ended April 30, 2012	$0.99	$0.35
Fiscal year ended April 30, 2011	$2.80	$0.42
Fiscal year ended April 30, 2010	$1.44	$0.68
Fiscal year ended April 30, 2009	$3.96	$0.40
Fiscal year ended April 30, 2008	$12.72	$2.56

Our common shares began trading on the American Stock Exchange (now NYSE MKT) on May 7, 2007.  The following table lists the high and low prices for our common shares on NYSE MKT for the last six months, fiscal quarters for the last two completed fiscal years, and the last three fiscal years.

Period	High	Low
July 1 - 19, 2012	$0.26	$0.175
Month ended June 30, 2012	$0.37	$0.173
Month ended May 31, 2012	$0.46	$0.322
Month ended April 30, 2012	$0.5099	$0.3801
Month ended March 31, 2012	$0.672	$0.48
Month ended February 28, 2012	$0.73	$0.49
Month ended January 31, 2012	$0.55	$0.3428

Fiscal quarter ended April 30, 2012	$0.69	$0.3811
Fiscal quarter ended January 31, 2012	$0.54	$0.341
Fiscal quarter ended October 31, 2011	$0.8203	$0.33
Fiscal quarter ended July 31, 2011	$1.01	$0.63
Fiscal quarter ended April 30, 2011	$2.71	$0.79
Fiscal quarter ended January 31, 2011	$2.81	$0.76
Fiscal quarter ended October 31, 2010	$1.00	$0.48
Fiscal quarter ended July 31, 2010	$0.76	$0.40

Fiscal Year ended April 30, 2012	$0.95	$0.33
Fiscal Year ended April 30, 2011	$2.81	$0.40
Fiscal Year ended April 30, 2010	$1.28	$0.56
Fiscal Year ended April 30, 2009	$3.52	$0.28
Fiscal Year ended April 30, 2008*	$12.60	$2.52
                                    *from May 7, 2007 to April 30, 2008

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Our common shares are listed on NYSE MKT under the trading symbol “CXZ”.  Our common shares are also listed on the Toronto Stock Exchange under the trading symbol “CXX”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

3.
On October 1, 2010, we entered into a Management Services Agreement with Forbes West, a company controlled by Mark J. Morabito, whereby we engage Forbes West to provide shared office/administration and payroll services to the Company and the previous Management Services Agreement dated January 1, 2010 between the Company and Forbes West was terminated. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

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

5.
On March 1, 2011, we entered into a consulting agreement with Sundance Geological Ltd. (“Sundance”) and C. Stewart Wallis whereby we engage Sundance to provide the services of C. Stewart Wallis to act as President and Chief Executive Officer of the Company and to provide general management and geological consulting services to the Company. See Item 6.B. Compensation – Compensation of Executive Officers and Directors – Employment and Consulting Agreements for a description of this agreement.  On April 30, 2012, Mr. Wallis resigned as President and Chief Executive Officer of the Company and the consulting agreement was terminated.

6.
On October 29, 2010 we entered into the Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448108 Exploration, Inc. a wholly-owned subsidiary of Crosshair’s subsidiary Target Exploration & Mining Corp., pursuant to which we may earn a 100% interest in the Juniper Ridge Property in the State of Wyoming.  See Item 4.A. History and Development of the Company – Property Acquisitions.

7.
On November 23, 2010, we entered into an Agency Agreement with BayFront Capital Partners Ltd. (“BayFront”) agreed to act as agent with respect to the private placement of 3,750,000 Flow-Through Units (“FT Units”) to accredited investors in Canada for gross proceeds of $3,000,000, and 10,000,000 Subscription Receipts (“Subscription Receipts”) to accredited investors in Canada and the United States for gross proceeds of $7,000,000.  Each FT Unit was comprised of one “flow-through common share” as defined in the Income Tax Act (Canada) and one-half of one common share purchase warrant (“FT Warrant”).  Each FT Warrant is exercisable to acquire one non-flow through common share at an exercise price of $1.25 for a period of 24 months following closing of the private placement.  Each Subscription Receipt was convertible into one non flow-through unit (“HD Unit”) comprised of one common share and one common share purchase warrant (“HD Warrant”), with each HD Warrant exercisable to acquire one common share at an exercise price of $1.00 for a period of 24 months following closing of the private placement.  The Agency Agreement is referenced as Exhibit 4.24 hereto.

8.
On November 23, 2010, we entered into a Subscription Receipt Agreement with BayFront Capital Partners Ltd. and Computershare Trust Company of Canada (“Computershare”) pursuant to which Computershare agreed to act as Subscription Receipt Agent with respect to the Subscription Receipt private placement described in paragraph 7 above.  Following shareholder approval for the Subscription Receipt private placement at our annual general meeting held on December 15, 2010, the Subscription Receipts were converted to HD Units. The Subscription Receipt Agreement referenced as Exhibit 4.25 hereto.

9.
On November 23, 2010, we entered into a Warrant Indenture with Computershare pursuant to which Computershare agreed to act as Warrant Agent with respect to the FT Warrants, HD Warrants and 1,375,000 Agent’s Warrants issued to BayFront as agent pursuant to the Agency Agreement described in paragraph 7 above.  The Warrant Indenture is referenced as Exhibit 4.26 hereto.

10.
On December 5, 2011, we entered into a co-ownership agreement (the “Moran Lake Co-Ownership Agreement”) with Lewis Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement, the Amended and Restated Moran Lake and the Letter Agreement with respect to the CMB Property in Newfoundland and Labrador.  See Item 4.D. Property, Plant and Equipment –Labrador – Central Mineral Belt.  A copy of the Moran Lake Co-Ownership Agreement is attached as Exhibit 4.27 hereto.

11.
On February 27, 2012, we entered into a Subscription Receipt Agreement with Computershare pursuant to which Computershare agreed to act as Subscription Receipt Agent with respect to a private placement of 11,897,000 Subscription Receipts (“Subscription Receipts”) to accredited investors in Canada and the United States for gross proceeds of $4,758,800.  Each Subscription Receipt was convertible into one unit (“HD Unit”) comprised of one common share and one-half of one common share purchase warrant (“HD Warrant”), with each whole HD Warrant exercisable to acquire one common share at an exercise price of $0.70 for a period of 24 months following closing of the private placement.  Following shareholder approval for the Subscription Receipt private placement at our special meeting held on March 14, 2012, the Subscription Receipts were converted to HD Units. The Subscription Receipt Agreement is referenced as Exhibit 4.28 hereto.

12.
On February 27, 2012, we entered into a Warrant Indenture with Computershare pursuant to which Computershare agreed to act as Warrant Agent with respect to the HD Warrants described in paragraph 12 above, and 2,241,200 flow-through warrants (“FT Warrants”) issued to accredited investors in Canada pursuant to a private placement of flow-through units (“FT Units”) for gross proceeds of $2,241,200.  Each FT Unit comprised one flow-through common share and one-half of one FT Warrant, with each FT Warrant exercisable to acquire one non flow-through common share at an exercise price of $0.70 for a period of 24 months following closing of the flow-through private placement.  The Warrant Indenture is referenced as Exhibit 4.29 hereto.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time the common shares listed on a “designated stock exchange” (which includes the TSX and NYSE MKT) and if at any time in the five years immediately preceding the disposition (i)  25% or more of the issued shares of any class or series in our capital stock were owned by a shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with all such persons and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2012 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Derrick Gill, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F.

Our Board of Directors has determined that Mr. Gill is an independent director in accordance with the definition set forth in Section 803 of the NYSE MKT Company Guide.

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

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2012. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last fiscal year is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2012/04/30	$49,000	$31,590	$6,250	$Nil
2011/04/30	$48,000	$20,485	$1,650	$Nil

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

4Other fees billed by our principal accountant included general review of certain company documentation, such as our Form 20-F registration filing.

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended April 30, 2012, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

Our common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. Significant ways in which our corporate governance practices differ from the NYSE MKT standards followed by domestic companies include a reduced quorum requirement for shareholder meetings (two shareholders holding at least 5% of the shares entitled to be voted versus one-third of the outstanding shares under NYSE MKT standards), no requirement for shareholder approval of material amendments to outstanding stock options (required under NYSE MKT standards), and a higher threshold requirement for obtaining shareholder approval of large issuances of common shares (required when the issuance could result in a 25% increase in the number of outstanding common shares, as opposed to 20% under NYSE MKT standards).

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.         FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP.

Auditors’ Report dated July 19, 2011

Consolidated Statements of Financial Position at April 30, 2012 and 2011

Consolidated Statements of Operations and Comprehensive Loss for the years ended

April 30, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended

April 30, 2012 and 2011

Consolidated Statements of Changes in Equity for the years ended

April 30, 2012 and 2011

Notes to the Consolidated Financial Statements for the year ended

April 30, 2012

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration& Mining Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2012

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Energy Corporation
(formerly Crosshair Exploration & Mining Corp.)

We have audited the accompanying consolidated financial statements of Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.), which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010 and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended April 30, 2012 and April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with standards of the Public Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) as at April 30, 2012, April 30, 2011 and May 1, 2010 and its financial performance and its cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Crosshair Energy Corporation’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 19, 2012

3

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian Dollars)

ASSETS	APRIL 30, 2012	APRIL 30, 2011	MAY 1, 2010
		(Note 17)	(Note 17)
Current assets
Cash and cash equivalents	$5,446,298	$9,931,585	$3,427,511
Marketable securities (Note 4)	258,742	860,784	358,823
Receivables	101,261	227,974	135,981
Prepaid expenses	99,260	145,584	283,611

	5,905,561	11,165,927	4,205,926

Reclamation bonds	356,959	17,563	26,477

Equipment (Note 5)	142,618	181,834	380,705

Exploration and evaluation assets (Note 6)	11,592,105	10,180,650	9,706,467

	$17,997,243	$21,545,974	$14,319,575

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	258,951	$278,350	$798,623
Due to related parties (Note 11)	179,649	72,407	4,294
	438,600	350,757	802,917

Future reclamation provisions (Note 7)	130,030	282,162	290,458

Other liability (Note 8)	428,712	464,717	249,279

Provisions (Note 16)	-	400,000	200,000
	997,342	1,497,636	1,542,654
Shareholders' equity
Capital stock (Note 9)	87,457,513	81,021,668	71,137,748
Reserves	20,894,237	18,400,690	16,935,723
Deficit	(91,351,849)	(79,374,020)	(75,296,550)

	16,999,901	20,048,338	12,776,921

	$17,997,243	$21,545,974	$14,319,575

Nature of Operations and Going Concern (Note 1), Provisions (Note 16)
Approved on July 19, 2012 on behalf of the board.
“M”Mark J. Morabito”	Director	“Chris Collingwood”	Director
MarMark J. Morabito		Chris Collingwood
The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2012	2011
EXPENSES	$	(Note 17)
Audit and accounting	93,554	$76,548
Consulting	612,972	215,985
Depreciation	32,515	60,948
Director fees	78,756	-
Exploration and evaluation (Note 6)	6,630,464	883,152
Insurance	53,663	65,975
Interest (Note 7)	61,108	22,941
Investor relations	382,206	157,235
Legal	58,692	247,543
Management fees	498,890	461,664
Office and administration	293,315	99,089
Rent	120,897	54,065
Share-based compensation (Note 9)	1,974,611	1,728,075
Transfer agent and filing fees	178,735	166,036
Travel	125,089	58,157
Wages and salaries	556,467	359,103
	(11,751,934)	(4,656,516)

OTHER INCOME (EXPENSES)
Interest income	68,129	34,748
Gain (loss) on foreign exchange	(78,840)	(6,934)
Gain (loss) on asset disposition	1,898	(110,291)
Other income-flow through premium (Note 8)	484,245	159,562
Unrealized gain (loss) on marketable securities (Note 4)	(701,327)	501,961
	(225,895)	579,046
Net income (loss) and comprehensive loss	$(11,977,829)	$(4,077,470)

Basic and diluted net income (loss) per common share	$(0.24)	$(0.10)

Weighted average number of common shares outstanding	50,377,698	41,193,459

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2012 2011
CASH FLOWS FROM OPERATING ACTIVITIES		(Note 17)
Net income (loss) for the year	$(11,977,829)	$(4,077,470)
Items not affecting cash:
Interest (Note 7)	61,108	22,941
Change in future reclamation estimates	(213,240)	(31,237)
Depreciation	32,515	60,948
Other income – flow through premium	(484,245)	(159,562)
Share-based compensation	1,974,611	1,728,075
Unrealized loss–foreign exchange	78,840	2,089
Unrealized (gain) loss–marketable securities (Note 4)	701,327	(501,961)
(Gain)/loss on asset disposition	(1,898)	110,291
Non-cash working capital item changes
Receivables	126,713	(91,993)
Due to related parties	107,242	68,113
Prepaid expenses	46,324	138,027
Accounts payable and accrued liabilities	(100,500)	(150,677)

Net cash used in operating activities	(9,649,032)	(2,882,416)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(551,035)	(645,868)
Acquisition of equipment	-	(2,368)
Acquisition of marketable securities (Note 4)	(97,024)	-
Proceeds from sale of equipment	8,599	30,000
Refund (purchase) of reclamation bonds	(339,396)	8,914
Payment of provision (Note 8 and 16)	(400,000)	-

Net cash used in investing activities	(1,378,856)	(609,322)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	6,542,601	9,995,812

Net cash provided by financing activities	6,542,601	9,995,812

Net change in cash and cash equivalents during the year	(4,485,287)	6,504,074

Cash and cash equivalents, beginning of year	9,931,585	3,427,511
Cash and cash equivalents, end of year	$5,446,298	$9,931,585
Cash and cash equivalents
Cash	945,814	1,586,093
Liquid short term investments	4,500,484	8,345,492
	$5,446,298	$9,931,585
Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, May 1, 2010	32,869,373	$71,137,748	$16,935,723	$(75,296,550)	$12,776,921
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	3,000,000	-	-	3,000,000
Flow-through share premium	-	(375,000)	-	-	(375,000)
Private placement – Nov 2010	9,999,999	7,000,000	-	-	7,000,000
Share issuance costs	-	(1,444,798)	519,101	-	(925,697)
Exercise of stock options	200,000	877,911	(711,911)	-	166,000
Exercise of warrants	657,903	825,807	(70,298)	-	755,509
Share-based compensation for the year	-	-	1,728,075	-	1,728,075
Loss for the year	-	-	-	(4,077,470)	(4,077,470)
Balance, April 30, 2011	47,477,151	81,021,668	18,400,690	(79,374,020)	20,048,338
Acquisition of exploration and evaluation assets	1,925,627	860,420	-	-	860,420
Flow-through private placement– Feb 2012	4,482,400	2,241,200	-	-	2,241,200
Flow-through share premium	-	(448,240)	-	-	(448,240)
Private placement – Mar 2012	11,897,000	4,758,800	-	-	4,758,800
Share issuance costs	-	(976,335)	518,936	-	(457,399)
Share-based compensation for the year	-	-	1,974,611	-	1,974,611
Loss for the year	-	-	-	(11,977,829)	(11,977,829)
Balance, April 30, 2012	65,782,178	$87,457,513	$20,894,237	$(91,351,849)	$16,999,901

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) (the "Company" or “Crosshair”) is an exploration stage company whose common shares trade on the TSX and NYSE MKT and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. On November 1, 2011, the Company changed its name to Crosshair Energy Corporation to reflect its focus on the exploration and evaluation of its uranium projects in North America. The Company was incorporated under the laws of British Columbia. All of the Company’s resource properties are located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate. These adjustments could be material.

As at April 30, 2012, the Company had working capital of $5,466,961 (April 30,2011 - $10,815,170, May 1, 2010 - $3,304,009) and a deficit of $91,351,849 (April 30, 2011 - $79,374,020, May 1, 2010 - $75,296,550). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

During the year ended April 30, 2011 the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 9). All references to share amounts have been retroactively restated to reflect the share consolidation.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

a) Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the Company on May 1, 2011. The Company’s transition date is May 1, 2010.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

a) Statement of compliance and conversion to International Financial Reporting Standards (continued)

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1. Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended April 30, 2011, prepared in accordance with Canadian GAAP. The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

b) Approval of the financial statements

The financial statements of Crosshair Energy Corporation for the year ended April 30, 2012 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 11, 2012.

c) Basis of presentation

These consolidated financial statements are presented in Canadian dollars which is the Company’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

d) Significant accounting judgements and estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The carrying value and the recoverability of exploration and evaluation assets;

ii) The inputs used in accounting for share-based compensation expense included in profit and loss;

iii) The recognition of deferred tax assets;

iv) The provision for future reclamation costs;

v) The estimated useful lives of equipment and related depreciation.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

e) Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”) and 448018 Exploration Inc.(“448018’) as well as Bootheel Project LLC (“BHP LLC”) in which the Company has 81% interest. This interest effectively represents the Company’s 81% interest in certain mineral property projects (Note 6). A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
448018 Exploration, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81%	Exploration and evaluation of mineral properties

3. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits and highly liquid interest bearing investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Accounts payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost
Provisions	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation asset or shown as an expense recovery depending on the nature of the activity generating the refund. If payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Reclamation Provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interests (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Leasehold improvements	Remaining term of lease
Furniture and equipment	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium, if any, paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liability and then included in income at the same time the qualifying expenditures are made.

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

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

Income Taxes

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

Future Accounting Standards

Financial Instruments IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 7, Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfer of financial assets and associated risks. These amendments are not anticipated to impact the disclosures made by the Company.

Amendments to IAS 1, Presentation of Financial Statements (effective for annual periods beginning on or after July 1, 2012) require that elements of other comprehensive income that may subsequently be reclassified through profit and loss be differentiated from those items that will not be reclassified.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and consequential revisions to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures (all effective January 1, 2013) provide revised guidance on the accounting treatment and associated disclosure requirements for joint arrangements and associates, and a revised definition of ‘control’ for identifying entities which are to be consolidated.

IFRS 13 Fair Value Measurement (effective January 1, 2013) provides new guidance on fair value measurement and disclosure requirements.

The Company is currently evaluating the impact of these new and amended standards on its financial statements.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

4. MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	AusAmerican Mining Corp (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost
Balance at May 1, 2010	$2,695,052	$-	$1,000,000	$3,695,052
Additions	-	-	-	-
Balance at April 30, 2011	2,695,052	-	1,000,000	3,695,052
Additions	-	97,024	-	97,024
Balance at April 30, 2012	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to fair value
Balance at May 1, 2010	$(2,536,229)	$-	$(800,000)	$(3,336,229)
Adjustment for the year	35,294	-	466,667	501,961
Balance at April 30, 2011	(2,500,935)	-	(333,333)	(2,834,268)
Adjustment for the year	(132,353)	(77,824)	(488,889)	(699,066)
Balance at April 30, 2012	$(2,633,288)	$(77,824)	$(822,222)	$(3,533,334)

Fair value
At May 1, 2010	$158,823	$-	$200,000	$358,823
At April 30, 2011	$194,117	$-	$666,667	$860,784
At April 30, 2012	$61,764	$19,200	$177,778	$258,742

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

5.	EQUIPMENT

	Leasehold	Furniture &	Computer & Office	Computer	Exploration
	Improvements	Equipment	Equipment	Software	Equipment	Total

Cost at May 1, 2010	$69,986	$203,254	$159,002	$71,007	$396,293	$899,542
Dispositions	$(69,986)	$(203,254)	(161,370)	$(71,007)	$-	$(505,617)
Additions	-	-	2,368	-	-	2,368
Cost at April 30, 2011	$-	$-	$-	$-	$396,293	$396,293
Dispositions	-	-	-	-	(17,000)	(17,000)
Cost at April 30, 2012	$-	$-	$-	$-	$379,293	$379,293

Accumulated depreciation at May 1, 2010	$53,836	$146,866	$91,890	$49,876	$176,369	$518,837
Dispositions	(60,415)	(151,377)	(100,055)	(53,479)	-	(365,326)
Depreciation	6,579	4,511	8,165	3,603	38,090	60,948
Accumulated depreciation at April 30, 2011	$-	$-	$-	$-	$214,459	$214,459
Depreciation	-	-	-	-	32,515	32,515
Dispositions	-	-	-	-	(10,299)	(10,299)
Accumulated depreciation at April 30, 2012	$-	$-	$-	$-	$236,675	$236,675

Net book value at May 1, 2010	$16,150	$56,388	$67,112	$21,131	$219,924	$380,705
Net book value at April 30, 2011	$-	$-	$-	$-	$181,834	$181,834

Net book value at April 30, 2012	$-	$-	$-	$-	$142,618	$142,618

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

6. EXPLORATION AND EVALUATION ASSETS

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total
Balance, May 1, 2010 and April 30, 2010	$ 2,156,774	$ 2,515,422	$ 3,646,949	$ 1,387,322	$ -	$ 9,706,467

Acquisition costs	200,000	-	40,903	335	232,945	474,183
Balance April 30, 2011	$ 2,356,774	$ 2,515,422	$ 3,687,852	$ 1,387,657	$ 232,945	$ 10,180,650

Acquisition costs	653,574	-	38,589	23,185	696,107	1,411,455
Balance April 30, 2012	$ 3,010,348	$ 2,515,422	$ 3,726,441	$ 1,410,842	$ 929,052	$ 11,592,105
The following tables illustrate the exploration and evaluation expenditures incurred during the years ended April 30, 2012 and 2011

	For the year ended April 30, 2012
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total
Drilling & trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$-	$4,579,273
Geology	441,464	514,365	466,545	98,445	427,398	-	1,948,217
Geophysics	896	896	47,398	2,500	289,556	-	341,246
Geochemical	8,905	3,305	-	-	-	-	12,210
Metallurgy	-	-	-	-	22,987	-	22,987
Administration	9,456	6,561	19,300	60	6,951	-	42,328
Technical analysis	-	-	-	-	-	-	-
Future reclamation costs	(162,239)	(43,337)	-	-	-	(7,664)	(213,240)
Pre-acquisition costs	-	-	-	-	-	153,170	153,170
JCEAP(1) refunds received	-	(150,000)	-	-	-	-	(150,000)
Recovery		(105,727)					(105,727)
	$1,331,911	$2,086,585	$1,243,795	$146,300	$1,676,367	$145,506	$6,630,464

	For the year ended April 30, 2011
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total
Drilling & trenching	$-	$-	$-	$39,853	$-	$-	$39,853
Geology	240,974	190,385	43,512	278,413	25,513	9,924	788,721
Geophysics	-	-	-	65,442	-	-	65,442
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	4,485	14,088	21,241	15,649	-	-	55,463
Technical analysis	(652)	(871)	-	(3,850)	-	-	(5,373)
Future reclamation costs	(25,209)	(5,445)	-	(583)	-	-	(31,237)
JCEAP(1) refunds received	-	-	-	(155,439)	-	-	(155,439)
Recovery- JV Partner	-	-	(26,011)	-	-	-	(26,011)
	$245,470	$225,957	$38,742	$337,546	$25,513	$9,924	$883,152

(1) Junior Company Exploration Assistance Program

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

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

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures. In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 1,193,614 shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012 (Note 16). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company, through Target, has earned its 75% interest in BHP LLC representing a 75% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and 448018 as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals. Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods. The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium. As at April 30, 2012 the Company has outstanding reclamation bonds for the Bootheel Property of US $251,000 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

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

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property. The aggregate total price for a 100% interest in the Juniper Ridge Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011 (paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

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

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

6.        EXPLORATION AND EVALUATION ASSETS (continued)

Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property has been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 552,513 common shares of the Company. The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company. Strathmore will retain a 2% Gross Revenue Royalty on the Property. The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

7.	FUTURE RECLAMATION PROVISIONS

	April 30, 2012	April 30, 2011	May 1, 2010
Beginning balance	$282,162	$290,458	$676,484
Change in estimates1	(213,240)	(31,237)	(440,934)
Interest	61,108	22,941	54,908

Ending balance	$130,030	$282,162	$290,458

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Golden Promise, Juniper Ridge and Bootheel exploration assets for cleanup costs. These costs are anticipated to be incurred between 2012 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $132,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.        OTHER LIABILITY

	April 30, 2012	April 30, 2011	May 1, 2010
Balance, beginning	$464,717	$249,279	$30,685

Liability incurred on flow-through shares issued	448,240	375,000	369,364
Settlement of flow-through share liability on expenditure made	(484,245)	(159,562)	(150,770)

Balance, ending	$428,712	$464,717	$249,279

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made and accordingly a recovery of flow-through premium is recorded.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

9.         CAPITAL STOCK AND RESERVES
Share and warrant issuances

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued are subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

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

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

9.        CAPITAL STOCK AND RESERVES (continued)

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. Each flow-through unit consisted of one flow-through common share and one half of one warrant;1,875,000 in total. Each whole warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. A flow-through premium of $375,000 was recorded as an other liability in connection with this private placement.

•
On November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000. The subscription receipts were subject to certain escrow release conditions. The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and the subscription receipts were converted to 9,999,999 units at a price of $0.70 per unit. Each unit consisted of one common share and one common share purchase warrant with each warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months. The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units at an exercise price of $0.70 per broker’s unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012. Each broker’s unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509. An amount of $70,298, representing the fair value of the broker warrants on granting was reclassified from reserves to capital stock on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,903).

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from reserves to capital stock on exercise.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

9.          CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrants outstanding at April 30, 2012 and April 30, 2011 and changes during the years then ended.

	April 30, 2012		April 30, 2011
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the	17,043,796	$1.37	4,387,614	$2.41
year
Issued	9,172,464	0.68	13,314,087	1.01
Exercised	-	-	(657,903)	1.15
Expired	(3,793,797)	2.66	-	-
Cancelled due to fractional	-	-	(2)	-
rounding
Outstanding, end of the year	22,422,463	$0.87	17,043,796	$1.37

As at April 30, 2012 the following warrants were outstanding and exercisable:

April 30, 2012	Exercise Price ($)	Expiry Date
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000 (1)	0.70	November 23, 2012
8,189,700	0.70	February 27, 2014
982,764(2)	0.50	February 27, 2014
22,422,463

(1) Broker warrants exercisable into one common share and one warrant of the Company, which are exercisable for one common share of the Company at $1.00 until November 23, 2012.
(2) Broker warrants exercisable into one common share and one warrant of the Company, which are exercisable for one common share of the Company at $0.50 until February 27, 2014.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

9.         CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at April 30, 2012 and April 30, 2011 and changes during the years then ended.

	April 30, 2012		April 30, 2011
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	5,074,621	$ 1.43	2,905,882	$ 1.52
Exercised	-	-	(200,000)	0.83
Cancelled	(92,500)	1.35	(271,261)	1.42
Expired	(134,500)	1.68	(175,000)	3.94
Granted	1,752,500	0.49	2,815,000	1.44
Outstanding, end of period	6,600,121	$ 1.13	5,074,621	$ 1.43

At April 30, 2012, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
27,000	27,000	3.44	May 1, 2012(1)
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	638,750	1.08	May 28, 2014
293,381	293,381	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,200,000	1,100,000	1.44	December 21, 2015
300,000	150,000	0.38	December 21, 2015
100,000	100,000	1.95	January 7, 2016
135,000	67,500	1.12	April 1, 2016
650,000	162,500	0.67	July 20, 2016
1,102,500	-	0.38	April 24, 2017
6,600,121	3,692,621
               (1)Subsequently expired

          Including in the outstanding stock options are 255,490 options that are outside of the Company’s stock option plan.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

9.          CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. For the year ended April 30, 2012, the Company recognized share-based compensation expense of $1,974,611 (April 30, 2011 - $1,728,075) for options vesting during the year. The weighted average fair value of options granted in the year was $0.41 (2011 - $1.40 per option).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years ended April 30, 2012 and April 30, 2011:

	April 30, 2012	April 30, 2011
Risk-free interest rate	1.32%	1.70%
Expected life of options	3 years	3 years
Annualized volatility	156%	133%
Expected forfeiture	4.78%	4.78%
Dividend rate	0%	0%

10.        SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the year ended April 30, 2012:

•	In connection with the acquisition of the Juniper Ridge Uranium Property, 522,513 shares with a fair value of $266,482 were issued (Note 9).

•
The Company issued 1,193,614 common shares with a value of $453,573 to the original vendor of the Moran Lake Property as part of the settlement in connection with the litigation involving the Company’s interest in the Moran Lake Property (Note 6).

•	The Company issued 209,500 common shares with a value of $140,365 to satisfy an outstanding finder’s fee obligation in connection with the acquisition of the Juniper Ridge Property (Note 9).

•	In connection with two non-brokered private placements closed in February 2012, 982,784 broker warrants with a value of $518,936 were issued.

The following were significant non-cash transactions during the year ended April 30, 2011.

•	200,000 stock options were exercised with a fair value of $711,911.

•	657,903 warrants were exercised with a fair value of $70,298.

•	1,375,000 broker warrants were issued, and recorded as share issuance costs, with a fair value of $519,101.

•	Included in exploration and evaluation assets is $400,000 related to the provision (Note 16).

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:

	Years ended April 30,
	2012	2011
	$	$
Share-based compensation	1,157,129	973,332
Short-term benefits*	874,160	391,930
Incentive compensation other than share-based compensation	206,404	210,000
	2,237,693	1,575,262

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Years ended April 30,
	2012	2011
	$	$
Forbes West	1,936,612	699,268
	1,936,612	699,268

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as considerations for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

11.       RELATED PARTY TRANSACTIONS (continued)

During the year ended April 30, 2011, the Company sold all furniture, computer equipment and software to Forbes West for $30,000, which is the estimated fair value. The difference between the sales price and the carrying value of the assets sold was $110,291, which was recorded as a loss on sale of equipment.

Amounts due to related parties as at April 30, 2012 included the following:

•	Forbes West, controlled by the Executive Chairman - $106,487 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

•	Sundance Geological Ltd., controlled by the former CEO - $22,400 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $7,235 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $13,982 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Ludwig and Associates, LLC., controlled by the CEO - $9,072 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Directors fees - $20,473 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing.

12.       INCOME TAXES

Following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2012	April 30, 2011

Loss for the year	$(11,977,829)	$(4,077,470)

Expected income tax recoverable at statutory rate	(3,114,000)	(1,135,000)
Permanent differences	537,000	81,000
Share issuance costs	(119,000)	(258,000)
Impact on change in statutory rates and different subsidiary tax rates	(271,000)	551,000
Impact on flow-through shares	969,000	216,000
Change in unrecognized deductible temporary differences	1,998,000	545,000

Total income taxes	$-	$-

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

12. INCOME TAXES (continued)

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	2012	2011	Expiry Date Range

Temporary Differences
Exploration and evaluation assets	$34,956,000	$32,703,000	No expiry date
Investment tax credit	1,151,000	1,151,000	2028
Equipment	470,000	439,000	No expiry date
Canadian eligible capital (CEC)	1,000	1,000	No expiry date
Share issue costs	1,109,000	1,256,000	2013-2016
Future reclamation provision	130,000	282,000	No expiry date
Marketable securities	3,533,000	2,834,000	No expiry date
Non-capital losses available for future period	19,689,000	16,171,000	2014-2032

Tax attributes are subject to review, and potential adjustment by tax authorities.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

13.        SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2012	April 30, 2011	May 1, 2010

Equipment:

United States	$3,840	$4,714	$5,788
Canada	138,778	177,120	374,917
	$142,618	$181,834	$380,705

Reclamation bonds:

United States	$265,328	$17,563	$26,477
Canada	91,631	-	-
	$356,959	$17,563	$26,477
Exploration and evaluation assets:

United States	$3,787,207	$3,920,797	$3,646,949
Canada	7,804,898	6,259,853	6,059,518
	$11,592,105	$10,180,650	$9,706,467

14.        CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. These budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

15.        RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, account payable and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and account receivables. The Company limits its exposure to credit loss by placing its cash and restricted deposits with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada. The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14. Management believes the Company has sufficient funds to pay its ongoing operating expenditures, meet its liabilities for the ensuing period as they fall due and to fund cash payments for planned exploration programs.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

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

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at April 30, 2012, the Company has accounts payable denominated in US dollars of $121,865 and cash of $4,996 US dollars. A 10% change in the Canadian dollar vs. the US dollar would give rise to a $11,545 gain/loss.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

16.        PROVISIONS

Litigation with Lewis Murphy

On October 10, 2004, the Company entered into an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador. On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair. The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production. Mr. Murphy alleged he was owed an annual advance royalty payment in the amount of $200,000 in November 2009. Mr. Murphy was seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favor of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. As a result of the judgment, the Company made an accrual in the amount of $400,000 in the fiscal year ended April 30, 2011.

On December 5, 2011, the Company settled the litigation by paying Mr. Murphy a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in the Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production; the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

17.	FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these consolidated financial statements are the Company’s first financial statements prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the years ended April 30, 2012 and 2011and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for year ended April 30, 2012, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(a)	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to May 1, 2010.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.        FIRST-TIME ADOPTION OF IFRS (continued)

(b)	Decommissioning liabilities (Asset retirement obligations)

International Financial Reporting Interpretations Committee (“IFRIC’) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

(d)	Business Combinations

IFRS 1 permits the application of IFRS 3 Business Combinations on a prospective basis from the Transition Date. The Company has applied this exemption and will apply IFRS 3 for business combinations after the Transition Date.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP (“CGAAP”) have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

The May 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$3,427,511	$-	$3,427,511
Marketable securities	358,823	-	358,823
Receivables	135,981	-	135,981
Prepaid expenses	283,611	-	283,611
	4,205,926	-	4,205,926
Non-current assets
Reclamation bonds	26,477	-	26,477
Equipment	380,705	-	380,705
Exploration and evaluation assets	30,385,684	(20,679,217)	9,706,467	(iii)
	30,792,866	(20,679,217)	10,113,649

	$34,998,792	$(20,679,217)	$14,319,575
Current liabilities
Accounts payable and accrued liabilities	$798,623	$-	$798,623
Due to related parties	4,294	-	4,294
	802,917	-	802,917
Non-current liabilities
Future reclamation provisions	290,458	-	290,458
Other liability	-	249,297	249,297	(ii)
Provisions	200,000	-	200,000
	1,293,375	249,279	1,542,654

Capital stock	70,162,104	975,644	71,137,748	(ii) (iv)
Reserves	17,237,949	(302,226)	16,935,723	(i) (iv)
Deficit	(53,694,636)	(21,601,914)	(75,296,550)	(ii) (iii)
	33,705,417	(20,928,496)	12,776,921

	$34,998,792	$(20,679,217)	$14,319,575

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.        FIRST-TIME ADOPTION OF IFRS (continued)

The Canadian GAAP Consolidated Balance Sheet for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$9,931,585	$-	$9,931,585
Marketable securities	860,784	-	860,784
Receivables	227,974	-	227,974
Prepaid expenses	145,584	-	145,584
	11,165,927	-	11,165,927

Non-current assets
Reclamation bonds	17,563	-	17,563
Equipment	181,834	-	181,834
Exploration and evaluation assets	31,733,095	(21,552,445)	10,180,650	(iii)
	31,932,492	(21,552,445)	10,380,047

	$43,098,419	$(21,552,445)	$21,545,974
Current liabilities
Accounts payable and accrued liabilities	$278,350	$-	$278,350
Due to related parties	72,407	-	72,407
	350,757	-	350,757
Non-current liabilities
Future reclamation provisions	282,162	-	282,162
Other liability	-	464,717	464,717	(ii)
Provisions	400,000	-	400,000
	1,032,919	464,717	1,497,636

Capital stock	77,151,646	3,870,022	81,021,668	(ii), (iv)
Reserves	20,695,209	(2,294,519)	18,400,690	(i), (iv)
Deficit	(55,781,355)	(23,592,665)	(79,374,020)	(i)(ii), (iii)
	42,065,500	(22,017,162)	20,048,338

	$43,098,419	$(21,552,445)	$21,545,974

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Audit and accounting	$76,548	$-	$76,548
Consulting	215,985	-	215,985
Depreciation	60,948	-	60,948
Exploration and evaluation	9,924	873,228	883,152	(iii)
Insurance	65,975	-	65,975
Interest	22,941	-	22,941
Investor relations	157,235	-	157,235
Legal	247,543	-	247,543
Management fees	461,664	-	461,664
Office and administration	99,089	-	99,089
Rent	54,065	-	54,065
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Transfer agent & filing	166,036	-	166,036
Travel	58,157	-	58,157
Wages and salaries	359,103	-	359,103

Income (loss) before other items	(3,256,203)	(1,400,313)	(4,656,516)

Interest income	34,748	-	34,748
Gain (loss) on asset disposition	(110,291)	-	(110,291)
Gain (loss) on foreign exchange	(6,934)	-	(6,934)
Unrealized gain - marketable securities	501,961	-	501,961
Other income - flow-through share premium	-	159,562	159,562	(ii)

Income (loss) before income tax	$(2,836,719)	$(1,240,751)	$(4,077,470)

Deferred income tax recovery	$750,000	$(750,000)	$-	(ii)
Net income (loss) and comprehensive loss for the year	$(2,086,719)	$(1,990,751)	$(4,077,470)

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of cash flow for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Notes
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(2,086,719)	$(1,990,751)	$(4,077,470)	(i), (ii), (iii)
Item not affecting cash:
Interest	22,941	-	22,941
Change in future reclamation estimate	-	(31,237)	(31,237)	(iii)
Depreciation	60,948	-	60,948
Loss on sale of equipment	110,291	-	110,291
Deferred income tax recovery	(750,000)	750,000	-	(ii)
Other income – flow-through premium	-	(159,562)	(159,562)	(ii)
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Unrealized loss on foreign exchange	2,089	-	2,089
Unrealized gain on marketable securities	(501,961)	-	(501,961)
Changes in non-cash working capital items:
Receivables	(91,993)	-	(91,993)
Prepaid expenses	138,027	-	138,027
Accounts payable and accrued liabilities	(138,497)	(12,180)	(150,677)	(iii)
Due to related parties	68,113	-	68,113
Net cash used in operating activities	(1,965,771)	(916,645)	(2,882,416)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(2,368)	-	(2,368)
Proceeds on sale of equipment	30,000	-	30,000
Reclamation bonds	8,914	-	8,914
Exploration and evaluation	(1,562,513)	916,645	(645,868)	(iii)
Net cash used in investing activities	(1,525,967)	916,645	(609,322)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	9,995,812	-	9,995,812
Net cash provided by financing activities	9,995,812	-	9,995,812
Increase in cash and cash equivalent during the year	6,504,074	-	6,504,074
Cash and cash equivalent , beginning of the year	3,427,511	-	3,427,511
Cash and cash equivalent, end of the year	$9,931,585	$-	$9,931,585

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.	FIRST-TIME ADOPTION OF IFRS (continued)

Notes to the IFRS reconciliations:

i)	Share-based payments

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting installment within the option grant. Each installment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at April 30, 2011, this accounting policy change resulted in an increase in reserves of $751,117 (May 1, 2010 - $224,032). During the year ended April 31, 2011, share-based compensation expenses were increased by $527,085.

ii)	Flow through shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, capital stock is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to capital stock when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as other liability. When expenditures are made, the other liability is reversed and included in income. As at April 30, 2011, this accounting policy change resulted in an increase in capital stock of $824,386 (May 1, 2010 - $449,386), an increase of $464,717 (May 1, 2010-$249,279) in the amount of other liability, an increase of $159,562 for year ended April 30, 2011 in other income flow-through premium, and a decrease of $750,000 of the deferred tax recovery for the year ended April 30, 2011.

iii)	Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition to IFRS, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors. As at April 30, 2011, this change of policy resulted in a decrease of $21,552,445 (May 1, 2010 - $20,679,217) in the carrying value of exploration and evaluation assets and a corresponding increase of $21,552,445 (May 1, 2010 - $20,679,217) in deficit. As a result, exploration and evaluation expenses increased by $873,228 during the year ended April 30, 2011. As at April 30, 2011, under Canadian GAAP, $12,180 of capitalized mineral property expenditures were included in accounts payable and accrued liabilities and exploration and evaluation assets were reducing by $31,237 due to a change in assumption with future reclamation provisions. After the change in accounting policy, there were no capitalized mineral property expenditures included in accounts payable and accrued liabilities as at April 30, 2011 and changes to future reclamation provisions were expensed.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

17.	FIRST-TIME ADOPTION OF IFRS (continued)

Notes to the IFRS reconciliations (continued):

iv)	Warrants

Under Canadian GAAP, the Company applied the relative fair value method to allocate proceeds received in connection with financing transactions to any share purchase warrants granted to investors.

Under IFRS, the Company has changed its accounting policy for the treatment of unit offerings to the residual method, whereby any proceeds exceeding the fair value of the common shares at the time of issuance are allocated to the share purchase warrants.

At the date of transition, this change resulted in a re-allocation of $526,258 to share capital from reserves, representing the fair value of the warrants under Canadian GAAP granted to the investors who participated in the November 2009 non-flow through private placement and the April 2010 flow-through private placement, as well as the portion of cash and non-cash share issuance costs allocated to reserves.

During the year ended April 30, 2011, this change in accounting policy resulted in re-allocation of $2,519,378 to share capital, representing the fair value of the warrants under Canadian GAAP granted to the investors who participated in the November 2010 flow-through private placement, and the November 2010 non-flow-through private placement, as well as the fair value of warrants exercised during the year.

Given that the adjustment was applied to two components within equity, there was no impact to total shareholders’ equity.

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles – 2004

1.13	Certificate of Name Change from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation dated October 28, 2011.

2.1	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

3.1(8)	Voting Trust Agreement between Crosshair and Expedition dated April 27, 2010

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6(9)	Stock Option Plan dated as of November 4, 2010

4.7(9)	Sample Stock Option Grant Certificate

4.8(9)	Management Services Agreement with Forbes West dated October 1, 2010

4.9(5)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.10(9)	Consulting Agreement with MJM Consulting and Mark J. Morabito dated March 1, 2011

4.11(9)	Consulting Agreement with Sundance Geological Ltd. and C. Stewart Wallis dated March 1, 2011

4.12(7)	Purchase and Sale Agreement between Crosshair and Expedition dated July 29, 2008

4.13(7)	Settlement and Release Agreement made among Expedition, Silver Spruce and Crosshair dated July 29, 2008

4.14(6)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.157)	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009

4.16(7)	List of Crosshair Subsidiaries

4.17(7)
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.18(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007

4.19(7)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.20(7)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.21(7)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.22(7)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.23(9)	Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448018 Exploration, Inc. dated October 29, 2010

4.24(9)	Agency Agreement between the Company and BayFront Capital Partners Ltd. dated November 23, 2010

4.25(9)	Subscription Receipt Agreement between the Company, BayFront Capital Partners Ltd. and Computershare Trust Company of Canada dated November 23, 2010

4.26(9)	Warrant Indenture between the Company and Computershare Trust Company of Canada dated November 23, 2010

4.27	Moran Lake Co-Ownership Agreement between the Company and Lewis Murphy dated December 5, 2011

4.28(10)	Subscription Receipt Agreement between the Company, BayFront Capital Partners Ltd. and Computershare Trust Company of Canada dated February 27, 2012

4.29(10)	Warrant Indenture between the Company and Computershare Trust Company of Canada dated February 27, 2012

11.1(4)	Code of Ethics

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

_________________

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(5)	Filed as an exhibit to our Form 6-K filed April 16, 2008.
(6)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.
(8)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2010.
(9)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2011.
(10)	Filed as an exhibit to our Form 6-K filed March 5, 2012.

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

CROSSHAIR ENERGY CORPORATION

/s/ Mark Ludwig

By:           Mark Ludwig
Chief Executive Officer

Date: July 24, 2012

EXHIBIT 1.13

Number: BC0070974

BRITISH COLUMBIA
The Best Place on Earth

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that CROSSHAIR EXPLORATION & MINING CORP. changed its name to CROSSHAIR ENERGY CORPORATION on October 28, 2011 at 11:02 AM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On October 28, 2011*

**RON TOWNSHEND**
*Registrar of Companies*
Province of British Columbia
Canada

C0000000230 | M

EXHIBIT 2.1

104598

CSAE_WIP_CXXQ_C05MTL.PULLS.000001.000001/1

**Number**

00000000

**Shares**

****0*********
*****0********
******0*******
*******0******
********0*****

# Crosshair Energy Corporation

**A BRITISH COLUMBIA BUSINESS CORPORATIONS ACT COMPANY**

THIS CERTIFIES THAT

SPECIMEN

CUSIP 22765F105

ISIN CA22765F1053

IS THE REGISTERED HOLDER OF

***0***

SEE REVERSE FOR CERTAIN DEFINITIONS

**FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF**

## Crosshair Energy Corporation

SAMPLE

in the Authorized share structure of the above named Company subject to the Articles of the Company transferable on the Central Securities Register of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers, at Vancouver, British Columbia.

Dated: Oct 14, 2011

President and Chief Executive Officer

VOID

Corporate Secretary

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE INVESTOR SERVICES INC.
(VANCOUVER) (TORONTO)
TRANSFER AGENT AND REGISTRAR

VOID

By ______________________
Authorized Officer

The shares represented by this certificate are transferable at the offices of Computershare Investor Services Inc. in Vancouver, BC and Toronto, ON.

SECURITY INSTRUCTIONS ON REVERSE    VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears:

| | | | | |
|---|---|---|---|---|
| TEN COM | - | as tenants in common | (Name) CUST (Name) UNIF | - (Name) as Custodian for (Name) under the |
| TEN ENT | - | as tenants by the entireties | GIFT MIN ACT (State) | (State) Uniform Gifts to Minors Act |
| JT TEN | - | as joint tenants with rights of survivorship and not as tenants in common | | |

Additional abbreviations may also be used though not in the above list.

For value received the undersigned hereby sells, assigns and transfers unto

________________________________________

Insert name and address of transferee

________________________________________

________________________________________ shares

represented by this certificate and does hereby irrevocably constitute and appoint

________________________________________ the attorney

of the undersigned to transfer the said shares on the books of the Company with full power of substitution in the premises.

DATED: ________________

Signature of Shareholder

Signature of Guarantor

**Signature Guarantee:**
The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in the Shareholder Rights Plan Agreement dated as of November 19, 2007, as amended and restated effective March 31, 2008 (the "Shareholder Rights Plan Agreement"), between Crosshair Exploration & Mining Corp. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

**SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ**

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

EN_COMP_V2_01

EXHIBIT 4.27

# MORAN LAKE CO-OWNERSHIP AGREEMENT

THIS AGREEMENT made the 5th day of December, 2011.

BETWEEN:

**LEWIS MURPHY**, of 32 Miller's Road, Conception Bay South, Newfoundland, A1W 2J6.

("Murphy")

AND:

**CROSSHAIR EXPLORATION & MINING CORP.**, of Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

("Crosshair")

**WHEREAS** Murphy and Crosshair entered into an option agreement (the "Original Moran Lake Agreement") dated the 14th of October, 2004 wherein Murphy optioned mineral licences held by Murphy to Crosshair, which agreement is registered at Volume 23 Folio 3 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

**AND WHEREAS** Murphy and Crosshair entered into an amending agreement to the Original Moran Lake Agreement dated March 1, 2005 (the "Amended and Restated Moran Lake Agreement"), which agreement is registered at Volume 23 Folio 6 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

**AND WHEREAS** by confirmation letter dated March 1, 2005 (the "Confirmation Letter"), Crosshair confirmed that map staked mineral licences 010657M and 010658M (the "Confirmed Licences") were part of the property for the purpose of the Amended and Restated Moran Lake Agreement, which Confirmation Letter is registered at Volume 23 Folio 5 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

**AND WHEREAS** Murphy and Crosshair entered into a letter agreement dated May 21, 2008 (the "Letter Agreement"), which agreement further amended the contractual relationship between the parties, on the terms as set out therein, which Letter Agreement is registered at Volume 27 Folio 15 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

**AND WHEREAS** pursuant to the Original Moran Lake Agreement and the Amended and Restated Moran Lake Agreement, Murphy transferred, or caused to be transferred, to Crosshair those map staked mineral licences set forth in Schedule "A" annexed hereto which, together with the Confirmed Licences, are hereinafter referred to as the "Licences";

104843.v4

**AND WHEREAS** Murphy and Crosshair have agreed to enter into this Agreement to amend, clarify, confirm and replace the contractual relationship created between the parties further to the Original Moran Lake Agreement, the Amended and Restated Moran Lake Agreement, the Confirmation Letter and the Letter Agreement (collectively, the "Option");

**AND WHEREAS** Murphy and Crosshair are desirous of terminating and replacing the Option and setting forth their respective interests in the Property (as defined herein) and any profits therefrom.

**NOW THEREFORE** in consideration of the sum of $1.00 now paid by each of the parties hereto to the other, the transfers of certain premises, the mutual covenants and provisos herein contained and the prior payments or delivery to Murphy of sums of money and shares as provided in the Option, (the receipt of which is hereby acknowledged by Murphy), the parties hereto agree as follows:

**ARTICLE 1**
**INTERPRETATION**

1.1 For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meaning set out below and grammatical variations of such terms shall have the corresponding meanings:

(a) "Advance Royalty Payment" means the annual advance royalty payments payable to Murphy pursuant to ARTICLE 10 of this Agreement;

(b) "Agreement" means this Agreement, including the Schedules hereto;

(c) "Amended and Restated Moran Lake Agreement" means the agreement between Murphy and Crosshair dated March 1, 2005 and registered at Volume 23 Folio 6 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

(d) "Area of Interest" is as defined in ARTICLE 16 of this Agreement;

(e) "Commencement of Commercial Production" is as defined in Article 10.4 of this Agreement;

(f) "Confirmation Letter" means the letter agreement between Murphy and Crosshair dated March 1, 2005 and registered at Volume 23 Folio 5 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

(g) "Confirmed Licences" means those map staked mineral licences confirmed by Crosshair further to the Confirmation Letter to be within the property subject to the Amended and Restated Moran Lake Agreement, and consist of the following:

010657M 010658M

104843.v4

(h) "Letter Agreement" means the letter agreement between Murphy and Crosshair dated May 21, 2008 and registered at Volume 27 Folio 15 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

(i) "Licences" means the map staked mineral licences transferred to Crosshair further to the Option, as set forth in Schedule "A", and the Confirmed Licences;

(j) "Net Smelter Return" is as defined in ARTICLE 10 and Schedule "B" to this Agreement;

(k) "Net Smelter Royalty" means Murphy's two percent (2%) net smelter returns royalty in respect of the Property as set forth in this Agreement;

(l) "Option" means the Original Moran Lake Agreement as amended by the Amended and Restated Moran Lake Agreement, the Confirmation Letter and the Letter Agreement;

(m) "Original Moran Lake Agreement" means the agreement between Murphy and Crosshair dated October 14, 2004 and registered at Volume 23 Folio 3 of the Registry of Agreements maintained by the Mineral Claims Recorder for Newfoundland and Labrador;

(n) "Property" means the Licences and any further mineral licences which become subject to this Agreement further to the Area of Interest, and includes any groupings, renewals, extensions, reductions and any instruments respecting rights to minerals issued or obtained in respect of same;

(o) "Province" means the province of Newfoundland and Labrador; and

(p) "Related Person" has the same meaning as defined in the *Income Tax Act*, RSC 1985 c. 1 (5$^{th}$ Supp.).

## ARTICLE 2
## OWNERSHIP

**2.1** From and after the date hereof, ownership of the Property shall be and is hereby acknowledged to be as Tenants in Common in the proportions of 10% Murphy and 90% Crosshair **SUBJECT TO** the agreements, provisos, conditions and covenants contained in this Agreement.

## ARTICLE 3
## MURPHY INTEREST

**3.1** Crosshair acknowledges that the 10% interest in the Property held by Murphy shall be a fully carried interest through to the Commencement of Commercial Production. During this Agreement, Murphy shall not have any obligations or be liable for any expenses or charges of any kind, including, but not limited to, any potential environmental liabilities or reclamation in relation to the Property.

104843.v4

**3.2** Murphy's 10% interest in the Property, as set forth in this Article, runs with, binds and touches the lands and interests comprising the Property.

## ARTICLE 4
## NO JOINT VENTURE

**4.1** Nothing herein shall be construed as creating a joint venture, partnership or any other arrangement between Murphy and Crosshair that would entail joint and several liability as between them.

## ARTICLE 5
## INDEMNITY

**5.1** Crosshair agrees to indemnify and save Murphy harmless from all claims and demands, costs, damages, actions, suits or other proceedings whatsoever arising out of or in any way attributable to Crosshair's work, use and management within, upon, under or related to the Property.

## ARTICLE 6
## COVENANTS OF CROSSHAIR

**6.1** Crosshair covenants with and represents and warrants to Murphy that, during the currency of this Agreement, Crosshair shall:

(a) be the manager (the "Operator") of the exploration programs on the Property, but at no cost or charge to Murphy;

(b) carry out and record work for assessment purposes and file such work with the Government of Newfoundland and Labrador as required to maintain the Property in good standing and will file all property work for assessment purposes and make all other payments which may be necessary in that regard, including licence fees and mining lease fees;

(c) permit Murphy, or his representative, duly authorized by him in writing, at his own risk and expense, access to the Property at all reasonable times and to all records prepared by Crosshair in connection with work done on or with respect to the Property, provided Murphy shall not, without the prior written consent of Crosshair, disclose any information obtained by him or communicated to him, to any third party except as may be required by any regulatory bodies having jurisdiction;

(d) furnish to Murphy as soon as practical in each year but not later than sixty (60) days after the fiscal year end of Crosshair, a comprehensive written report on the work carried out by Crosshair on or with respect to the Property during the preceding year and results obtained together with copies of all exploration, drilling and assay results filed as assessment reports;

(e) conduct all work on or with respect to the Property in a careful and minerlike manner and in compliance with all applicable laws, rules, orders and regulations;

104843.v4

(f) except as permitted by ARTICLE 11 , Crosshair shall do all things necessary to maintain the rights to the Property and shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Murphy.

6.2 The representations and warranties of Crosshair hereinbefore set out form a part of this Agreement and are conditions upon which Murphy has relied in entering into this Agreement.

## ARTICLE 7
## COVENANTS OF MURPHY

7.1 Murphy covenants with and represents and warrants to Crosshair that:

(a) as of the date of entering into this Agreement, he has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and is of full age of majority, in the jurisdiction in which he is resident and, upon execution and delivery of this Agreement by him, this Agreement will constitute a legal, valid and binding obligation of Murphy enforceable against him in accordance with its terms;

(b) the entering into of this Agreement does not violate any of the terms or conditions of any existing agreement to which Murphy is a party;

(c) Murphy is not a party to any agreement with any other person relating to the Property or the Area of Interest;

(d) Murphy has not transferred or encumbered or agreed to transfer or encumber the Property or all or any of his right, title or interest in or to the Property, except as provided for in this Agreement;

(e) to the best of Murphy's knowledge, information and belief, as of the date of their transfer to Crosshair further to the Option, any and all previous work conducted on the mineral licences transferred to Crosshair further to the Option was conducted in compliance with all applicable laws;

(f) Murphy authorizes Crosshair to copy any and all notices and correspondence from government agencies in regard to the Property, or work conducted on the Property;

(g) as of the date of transferring the mineral licences to Crosshair further to the Option, Murphy had the exclusive right and authority to do so and no other person, firm or corporation had any proprietary or other interest in those mineral licences;

(h) Murphy authorizes Crosshair to copy all technical data and geological information relating to the Property and housed at the Department of Mines and Energy of the Province; and

104843.v4

(i) Murphy is not required to provide copies of personal correspondence related to the Property.

7.2 The representations and warranties of Murphy hereinbefore set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement.

**ARTICLE 8**
**TERMINATION**

8.1 Crosshair may elect to terminate this Agreement at any time provided 30 days written notice to Murphy is given and the Property is in good standing for the current assessment year. Should Crosshair elect to terminate this Agreement, it shall transfer its 90% vested interest in the Property to Murphy free and clear of all encumbrances for the consideration of $1.00.

**ARTICLE 9**
**REGISTRATION OF PROPERTY**

9.1 Crosshair shall hold title to the Property subject to the terms of this Agreement, it being understood and acknowledged that Crosshair is holding legal title to Murphy's 10% interest for administrative convenience only.

**ARTICLE 10**
**ROYALTY**

10.1 Commencing November 10, 2012, Crosshair shall pay Murphy an annual Advance Royalty Payment of two hundred thousand dollars ($200,000) per year, on or before November 10 of each year, until the Commencement of Commercial Production. For greater certainty, the first annual Advance Royalty Payment is due on or before November 10, 2012. In the event Commercial Production does not occur, Crosshair has no claim against Murphy in respect of the Advance Royalty Payments paid pursuant to this Agreement. Upon commencement of Commercial Production, Crosshair shall thereafter have no further obligations to make Advance Royalty Payments. In the event that Crosshair does not pay any $200,000 Advance Royalty Payment within 30 days of the due date, Crosshair agrees to pay Murphy an additional $200,000 for each such occurrence.

10.2 Upon the Commencement of Commercial Production, Crosshair shall pay to Murphy a Net Smelter Royalty, being equal to 2% of Net Smelter Returns, on the terms and conditions as set out in this paragraph and in Schedule "B" to this Agreement.

10.3 The Net Smelter Royalty and Advance Royalty Payment entitlement of Murphy bind, run with and touch the land comprising the Property.

10.4 "Commencement of Commercial Production" means:

(i) if a mill is located on the Property, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed ore from the Property at

104843.v4

60% of its rated concentrating capacity, provided that any period of time during which ore or concentrate is shipped from the Property for testing purposes or during which milling operations are undertaken as initial tune-up, shall not be taken into account in determining the date of Commencement of Commercial Production; or

(ii) if a mill is not located on the Property, the last day of a period of 30 consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, provided that any period of time during which ore or concentrate is shipped from the Property for testing purposes or during which milling operations are undertaken as initial tune-up, shall not be taken into account in determining the date of Commencement of Commercial Production.

**10.5** Instalments of the Net Smelter Royalty payable shall be paid by Crosshair to Murphy immediately upon the receipt by Crosshair from the smelter, refinery or other place of treatment of the payment of the proceeds of sale of the minerals, ore, concentrates or other product from the Property. Crosshair shall not deduct any fees or charges from Murphy's Net Smelter Royalty except Advance Royalty Payments paid to Murphy further to this Agreement and normal costs associated with the final sale of the products.

**10.6** Within 120 days after the end of each fiscal year, commencing with the year in which Commencement of Commercial Production occurs, the accounts of Crosshair relating to operations on the Property and the statement of operations, which shall include the statement of calculation of the Net Smelter Royalty for the year last completed, shall be audited by the auditors of Crosshair at its expense. Murphy shall have 45 days after receipt of such statements by him to question the accuracy thereof in writing and, failing such objection, the statements shall be deemed to be correct and unimpeachable thereafter.

**10.7** If such audited financial statements disclose any overpayment of the Net Smelter Royalty by Crosshair during the fiscal year, the amount of the overpayment shall be deducted from future instalments of the Net Smelter Royalty payable.

**10.8** If such audited financial statements disclose any underpayment of the Net Smelter Royalty by Crosshair during the year, the amount thereof shall be paid to Murphy forthwith after determination thereof.

**10.9** Crosshair agrees to maintain for each mining operation on the Property, up-to-date and complete records relating to the production and sale of minerals, ore, bullion and other product from the Property, including accounts, records, statements and returns relating to treatment and smelting arrangements of such product, and Murphy or his agents shall have the right at all reasonable times, including for a period of 12 months following the expiration or termination of this Agreement, to inspect such records, statements and returns and make copies thereof at his own expense for the purpose of verifying the amount of the Net Smelter Royalty to be made by Crosshair to Murphy pursuant hereto. Murphy shall have the right to have such accounts audited by independent auditors at his own expense once each fiscal year.

104843.v4

## ARTICLE 11
## TRANSFERS

**11.1** Crosshair may at any time sell, transfer or otherwise dispose of all of its interest in and to the Property and this Agreement provided that:

(i) any purchaser, grantee or transferee of any such interest shall have first delivered to Murphy its agreement relating to this Agreement and to the Property, containing a covenant to perform all the obligations of Crosshair to be performed under this Agreement in respect of the interest to be acquired by it from Crosshair to the same extent as if this Agreement had been originally executed by such purchaser, grantee or transferee;

(ii) such sale, transfer or other disposition contains a provision subjecting any further sale, transfer or other disposition of such interest in the Property and this Agreement or any portion thereof to the restrictions contained in this Article; and

(iii) upon the transfer by Crosshair of the entire interest at the time held by it in this Agreement, Murphy shall have the right to sell his 10% interest in the Property to the purchaser of Crosshair's interest on a pro rata basis.

**11.2** Article 11.1(iii) shall not apply to any interest in the Property transferred by Crosshair as security for indebtedness incurred by Crosshair in the ordinary course of its operations.

## ARTICLE 12
## SURRENDER OF PROPERTY INTERESTS

**12.1** Crosshair may at any time elect to abandon any one or more of the mineral claims comprised in the Property by bringing said mineral claims to good standing for the remainder of the then current assessment year under the laws of the Province and offering to transfer same to Murphy for the consideration of one (1) dollar (the "Offer"). In the event Murphy accepts an Offer, the mineral claims abandoned shall, for the purposes of this Agreement, cease to form part of the Property and shall no longer be subject to this Agreement.

**12.2** If Crosshair elects to abandon the entire Property and Murphy accept the Offer in respect thereof, Crosshair shall be deemed to be discharged from all obligations hereunder, save and except for the payment of any Advance Royalty Payment or Net Smelter Royalty accrued prior to the date of the abandonment of the Property.

**12.3** Should Murphy reject an Offer and Crosshair or a Related Person elect to either retain registered title to the mineral claims at issue or subsequently re-stake or re-acquire the lands comprising said mineral claim, said mineral claims shall be subject to the terms of this Agreement and comprise part of the Property subject to this Agreement.

104843.v4

SP

12.4 If Crosshair elects to abandon the entire Property and Murphy declines to accept the Offer in respect thereof, Crosshair shall be deemed to be discharged from all obligations hereunder, save and except for the payment of any Advance Royalty Payment or Net Smelter Royalty accrued prior to the date of the abandonment of the Property, provided that any claims which Crosshair or a Related Person does not in fact surrender, or claims which are subsequently re-staked or re-acquired by Crosshair or a Related Person, shall again be subject to the terms of this Agreement and comprise part of the Property subject to this Agreement.

## ARTICLE 13
## FORCE MAJEURE

13.1 If Crosshair is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons, other than lack of funds, beyond the control of Crosshair, the time limited for the performance by Crosshair of its obligations hereunder, other than payment to Murphy of the Advance Royalty Payments or the Net Smelter Royalty, shall be extended by a period of time equal in length to the period of each such prevention or delay, but nothing herein shall discharge Crosshair from its obligations hereunder to maintain the Property in good standing

13.2 Crosshair shall give prompt notice to Murphy of each event of force majeure and upon cessation of such event shall furnish Murphy with notice to that effect together with particulars of the number of days by which the obligations of Crosshair hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

13.3 After the Commencement of Commercial Production, Crosshair shall work, mine and operate the Property during such time or times as Crosshair in its sole judgment considers such operations to be profitable. Crosshair may suspend or curtail operations, both before and after Commencement of Commercial Production, during periods when the products derived from the Property cannot be profitably sold at prevailing prices or if an unreasonable inventory thereof, in Crosshair's sole judgment, has accumulated or would otherwise accumulate.

## ARTICLE 14
## DEFAULT

14.1 If at any time a party is in default of any provision of this Agreement, the non-defaulting party shall give to the alleged defaulting party a notice of default containing particulars of the obligation which has not been performed, or the warranty breached, and permit such defaulting party 45 days following delivery of such notice to cure such default by appropriate payment or performance or contest such allegation in good faith.

104843.v4

## ARTICLE 15
## GENERAL

**15.1** This Agreement shall supersede and replace the Option and any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the Property.

**15.2** No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to, or a waiver of, any other breach or default.

**15.3** The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate their respective interest from time to time in the Property.

**15.4** This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

**15.5** This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the Federal laws of Canada applicable therein.

**15.6** Time shall be of the essence in this Agreement.

**15.7** Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

**15.8** Any reference in this Agreement to currency shall be deemed to be Canadian currency.

**15.9** The parties to this Agreement expressly acknowledge having received independent legal advice in respect of this Agreement prior to execution.

## ARTICLE 16
## AREA OF INTEREST

**16.1** There shall be, for the purposes of this Agreement, an area of interest (the "Area of Interest") that shall include all property within 4 km from the outer boundary of the Property.

**16.2** Any mineral licence, mining lease or other right, title or interest in respect of mineral exploration or development acquired by either party, or a Related Person thereto, within the Area of Interest after October 1, 2004, whether by map staking, through a third party or otherwise, shall be included in the Property subject to the terms of this Agreement.

104843 v4

## ARTICLE 17
## ASSIGNMENT

**17.1** This Agreement shall enure to the benefit of and be binding upon each party's heirs, executors, assigns and successors. Murphy may sell, assign or transfer all or any portion of his rights or interests in and to this Agreement to any third party, firm, corporation or trust at any time with no first right of refusal to Crosshair or its assigns.

## ARTICLE 18
## CONFIDENTIALITY

**18.1** The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure.

## ARTICLE 19
## NOTICE

**19.1** Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of Murphy, addressed as follows:

32 Miller's Road
Conception Bay South, NL A1W 2J6

| | |
|---|---|
| Attention: | Lewis Murphy |
| Telephone No.: | (709) 781-2013 |

and in the case of Crosshair addressed as follows:

Suite 1240 – 1140 West Pender Street
Vancouver, BC V6E 4G1

| | |
|---|---|
| Attention: | Mark J. Morabito, Chairman |
| Telephone No.: | (604) 681-8030 |
| Fax: | (604) 681-8039 |

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

104843.v4

## ARTICLE 20
## COUNTERPARTS

**20.1** This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

**IN WITNESS WHEREOF** the parties hereto have hereunto executed these presents as of the day and year first above written.

**SIGNED, SEALED and DELIVERED** by Lewis Murphy in the presence of:

Barrister + Solicitor, NL

Name
Steven Senton

Address
Stewart McKelvey

Occupation

LEWIS MURPHY

**SIGNED, SEALED and DELIVERED** by Crosshair Exploration & Mining Corp. in the presence of:

Name

OLEN AASEN
*Barrister & Solicitor*
**EGM Exploration Group Management Corp.**

Address

Suite 1240, 1140 West Pender St.
Vancouver, BC V6E 4G1
(604) 681-8030

Occupation

**CROSSHAIR EXPLORATION & MINING CORP.**

Authorized Signatory

104843.v4

SP

## SCHEDULE "A"

## LICENCES TRANSFERRED TO CROSSHAIR FURTHER TO THE ORIGINAL MORAN LAKE AGREEMENT AND THE AMENDED AND RESTATED MORAN LAKE AGREEMENT

| Licence # | # Claims | Date Issued |
|---|---|---|
| Licence 8973M | 30 | 7/22/2002 |
| Licence 8966M | 30 | 7/22/2002 |
| Licence 9035M | 7 | 8/12/2002 |
| Licence 9781M | 3 | 12/01/2003 |
| Licence 9782M | 24 | 12/01/2003 |
| Licence 9783M | 28 | 12/01/2003 |
| Licence 10562M | 30 | 01/31/2005 |
| Licence 10613M | 30 | 02/22/2005 |
| Licence 10614M | 10 | 02/22/2005 |
| Licence 10615M | 20 | 02/21/2005 |
| Licence 10616M | 42 | 02/21/2005 |

104843.v4

SP

**SCHEDULE "B"**

**NET SMELTER RETURN**

ROYALTY TERMS

1.1 Definitions: In this Schedule, the following capitalized terms and expressions shall have the following meanings.

a) "Agreement" means the Moran Lake Co-Ownership Agreement, which includes this Schedule "B".

b) Cost means

i) all costs charges and expenses incurred in smelting, refining and other treatment of the Product;

ii) all costs freight and transportation of Product from the mine to the smelter, refiner or other party taking delivery of the Product;

iii) all costs or expenses incurred with respect to insurance, sampling and assay costs and umpire assay costs for the Product;

iv) all non-recoverable export, sales, and value added taxes imposed on or in connection with the sale of the Product; and

v) all fair market brokerage commissions and other reasonable costs of marketing and selling the product.

c) "Fiscal Period" means each calendar quarter or such other period of three (3) consecutive months adopted by the Operator or the Royalty Payor as a fiscal period for calculation and payment of the Net Smelter Royalty to the Royalty Holder.

e) "Net Smelter Royalty" means the Royalty Holders right to receive two (2%) percent of the Net Smelter Return.

f) "Product" means or "Products" means all ores, metals and minerals, including uranium, which are located on, under or about the Royalty Lands, including those which are mined, extracted or produced from the Royalty Lands and any concentrates or other materials or products derived therefrom, but excluding sand, gravel and surficial deposits.

104843.v4

- 2 -

g) "Revenue" means all revenues received by the Royalty Payor or its nominee for its own account during each Fiscal Period from the sale of Product produced during Commercial Production, as defined in the Agreement, from the Royalty Lands, the value of which shall be determined as follows:

i) on the basis of the actual gross proceeds of disposition of such Product; and

ii) for all products where the Product is sold by the Royalty Payor to any person who is not dealing at arm's length with such Royalty Payor, the value is the greater of (A) the actual sales price for such Product, or (B) the fair market value of such Product;

h) "Royalty Holder" means Murphy, his executor, successor or assigns.

i) "Royalty Lands" means the Property, as defined in the Agreement; and

j) "Royalty Payor" means Crosshair.

2.1 Calculation of Net Smelter Return and Royalty: For each Fiscal Period occurring after Products are first mined or extracted from the Royalty Lands, each Royalty Payor shall deliver to the Royalty Holder, within ninety (90) days following the expiration of such Fiscal Period, a statement setting forth in reasonable detail the calculation of the amount of Revenues, Costs, Net Smelter Return and Net Smelter Royalty. For greater certainty, the amount of the Net Smelter Royalty shall be the product of the Net Smelter Return multiplied by the applicable Net Smelter Royalty percentage.

2.2 Payment of Royalties: Each Royalty Payor shall pay to the Royalty Holder the amount of the Net Smelter Royalty, as calculated in accordance with Section 2.1 above, at the same time the statement required by Paragraph 2.1 here is delivered to the Royalty Holder.

2.3 Allocation of Actual Proceeds: The determination of the Net Smelter Royalty is based on the premise that production will be developed solely on or from the Royalty Lands. However, if other properties are incorporated in a single mining project and metals, ores or concentrates pertaining to each property are not readily segregated on a practical or equitable basis, then a fair allocation of actual revenues and costs therefrom shall be made by agreement between the Royalty Holder and each Royalty Payor and, failing agreement, the allocation shall be determined by arbitration.

2.4 Records of Production and Sale of Product: The Operator shall maintain for the Royalty Lands up to date and complete books and records relative to the production and sale of Product including accounts, statements and returns relating to the treatment and smelting arrangements of the Product, and the Royalty Holder or its agents shall have the right at all reasonable times, including for a period of twelve (12) months following the cessation of production upon the Royalty Lands, to inspect such books and records and make copies thereof at its own expense for the purpose of verifying the amount of Net Smelter Royalty payable to the Royalty Holder.

104843.v4

SP

EXHIBIT 12.1

CERTIFICATION

I, Mark Ludwig, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Crosshair Energy Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  July 24, 2012

/s/ Mark Ludwig

Mark Ludwig

Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Sam Yik, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Crosshair Energy Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  July 24, 2012

[s] Sam Yik

Sam Yik

Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Mark Ludwig, Chief Executive Officer of Crosshair Energy Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2012 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 24, 2012

/s/ Mark Ludwig

Mark Ludwig

Chief Executive Officer

EXHIBIT 13.2
CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Sam Yik, Chief Financial Officer of Crosshair Energy Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2012 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 24, 2012

/s/ Sam Yik

Sam Yik

Chief Financial Officer