Form 20-F
Crosshair Energy Corp
filed 2013-07-25
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

Commission file number 001-33439

CROSSHAIR ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Jim Crawford, Phone:  (604) 681-8030, jcrawford@kingandbaywest.com
Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, without par value	OTCQB

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   65,782,178

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

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                 ☑ No

Index to Exhibits on Page 123

CROSSHAIR ENERGY CORPORATION
(the “Company” or “Crosshair”)

FORM 20-F ANNUAL REPORT

-i-

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2013, 2012, 2011, 2010 and 2009 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

The information for year ended April 30, 2013 and 2012 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). There were no material differences between IFRS and US GAAP for the years ended April 30, 2013, 2012 and 2011. The information for year ended April 30, 2010 and 2009 were prepared in accordance with the Canadian generally accepted accounting principles (“Canadian GAAP”).   All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements for the years ended April 30, 2010 and 2009.

	For the Year Ended April 30,
	2013		2012	2011	2010	2009
	IFRS 1		IFRS 1	IFRS 1	CGAAP	CGAAP
Revenue	--		--	--	--	--
Income (Loss) for the Period	$(11,674,061)		$(11,977,829)	$(4,077,470)	$(2,321,078)	$(20,724,237)
Basic Income (Loss) Per Share	$(0.18	) )	$(0.24)	$(0.10)	$(0.02)	$(0.22)
Dividends Per Share	--		--	--	--	--
Weighted Average Shares (#)7	65,782,178		50,377,698	41,193,45	118,114,045	93,584,687
Period-end Shares (#)7	65,782,178		65,782,178	47,477,151	131,477,493	112,184,313
Working Capital	$94,253		$5,466,961	$10,815,170	$3,403,009	$2,641,169
Mineral Properties	$5,670,409		$11,592,105	$10,180,650	$30,385,684	$29,336,828
Long-Term Debt	$37,161		$558,742	$1,146,879	$490,458	$676,484
Capital Stock	$87,411,032		$87,457,513	$81,021,668	$70,162,104	$67,793,186
Shareholders’ Equity	$5,905,723		$16,999,901	$20,048,338	$33,705,417	$31,849,308
Total Assets	$6,635,616		$17,997,243	$21,545,974	$34,998,792	$33,365,659
	IFRS 1		IFRS 1	IFRS 1	US GAAP 2 3 4 5 6	US GAAP 2 3 4 5 6
Net Income (Loss)	$(11,674,061)		$(11,977,829)	$(4,077,470)	$(4,359,091)	$(16,296,230)
Loss Per Share	$(0.18)		$(0.24)	$(0.10)	$(0.04)	$(0.17)
Mineral Properties	$5,670,409		$11,592,105	$10,180,650	$10,338,357	$10,690,539
Shareholders’ Equity	$5,905,723		$16,999,901	$20,048,338	$13,441,816	$13,172,334
Total Assets	$6,635,616		$17,997,243	$21,545,974	$14,951,465	$14,719,370

1
The financial information for years ended April 30, 2013, 2012 and 2011 are prepared using the International Financial Reporting Standards (“IFRS”). The Company’s transition date is May 1, 2010.  The application of IFRS conforms in all material respects for the years ended April 30, 2013, 2012 and 2011 with United States GAAP. All the financial information prior to the Company’s transition date is presented in accordance with the Canadian generally accepted accounting principles (“Canadian GAAP”).

2        The cumulative net loss under IFRS/US GAAP at April 30, 2013 is approximately $103 million.
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

7
On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2013. 2012 and 2011 are presented on post-consolidated basis, while the numbers presented for fiscal 2010 and 2009 are presented on a pre-consolidated basis.

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

Period		High (1)	Low (1)

June 2013		1.0556	1.0137
May 2013		1.0402	1.0017
April 2013		1.0295	1.0054
March 2013		1.0343	1.0145
February 2013		1.0314	0.9952
January 2013		1.0101	0.9815

	Average (2)
Fiscal year ended April 30, 2013	1.0054
Fiscal year ended April 30, 2012	0.9928
Fiscal year ended April 30, 2011	1.0138
Fiscal year ended April 30, 2010	1.0721
Fiscal year ended April 30, 2009	1.1501
Fiscal year ended April 30, 2008	1.0175

The exchange rate was 1.0363 on July 19, 2013.

(1)	Means the intra-day high/low rate during the period.

(2)      Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

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

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties in Labrador, the Victoria Lake property in Newfoundland and the Bootheel property in the United States. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

The Nunatsiavut moratorium may adversely affect our ability to raise capital

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs that was supposed to continue until March 31, 2011. Even though the majority of our uranium properties did not fall under Nunatsiavut jurisdiction, we had experienced waning shareholder interest and difficulty in raising the capital required for the development of the Labrador projects. The moratorium was lifted on March 9, 2012; however, the difficulties associated with raising capital may continue as an ongoing effect of the moratorium being put in place.

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

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations.  Uranium, vanadium, copper, gold, base metals and other minerals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars.  We also operate a mineral exploration project in the United States that require payments to be made in U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

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

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future

No dividends on our common shares have been paid to date as we have no earnings. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business.  Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the unanticipated and/or unplanned loss of our Chief Executive Officer or our Executive Chairman or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2013 determined in accordance with IFRS is approximately $103 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

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

As of July 19, 2013 we had 4,792,131 purchase options, and 9,172,464 share purchase warrants outstanding.  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 65,782,178 to 79,746,773.  This represents an increase of 17.51 % in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

If we become subject to the SEC’s penny stock rules, the risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

If we do not maintain a listing of our common stock on a national securities exchange in the United States, and given that the trading price of our common shares on OTC Market Group’s OTCQB Marketplace is less than US $5.00 per share, our common stock is subject to the SEC’s “penny stock” rules as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US $5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

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

Our executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.crosshairenergy.com
Email: jcrawford@kingandbay.com

The contact person is: Mr. Jim Crawford, Chief Executive Officer and President.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol “CXX” on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now NYSE MKT) with the trading symbol “CXZ.”  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange. On June 18, 2013 the Company filed a Form 25 – Notice of Removal from Listing and/or Registration under section 12(b) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission (“SEC”).  Our common shares were voluntarily delisted from NYSE MKT on July 1, 2013 and began trading on the OTC Market Group’s OTCQB Marketplace on July 1, 2013 with the trading symbol “CRHRF”.

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

Property Acquisitions

Since the beginning of fiscal 2013, we have acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2013, we have dropped a total of 1,186 claims from the CMB project; 41 claims from the CMB-JV project and 36 claims from the Victoria Lake project. In addition, the entire Golden Promise Property was returned to the original vendor and the 45 claims comprising the South Golden Promise Property were also dropped. With respect to our Wyoming properties, Crosshair has terminated its option agreement with Strathmore Minerals regarding the Juniper Ridge project, returning the entire land package to them. The Mineral Lease and Surface Access Agreements between MJ Ranches and Crosshair pertaining to certain sections of the Bootheel property expired during fiscal 2013 and were not renewed. Crosshair has also dropped the 107 claims and one State lease that constituted the Buck Point property, as well as 86 claims from the Bootheel property.  The Company has reviewed and has impaired its exploration and evaluation assets accordingly in its financial statements to reflect the above developments.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2011	$474,183(1)
Fiscal 2012	$1,411,455(2)
Fiscal 2013	$224,816(3)

(1)           The funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	200,000	--	40,903	335	232,945	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	653,574	--	38,589	23,185	696,107	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	200,000	--	1,283	20,000	3,533	--

We expect to incur capital expenditures of approximately $280,000 million for fiscal year 2014.  Our capital expenditures are financed through sales of our common shares.

Exploration and evaluation expenses

Upon transition to IFRS, the Company recorded the following exploration and evaluation expenses in relation to its mineral properties.

Fiscal Year	Expenditures
Fiscal 2011	$883,1521)
Fiscal 2012	$6,630,464(2)
Fiscal 2013	$2,835,066(3)

(1)	The following expenses for April 30, 2011 were reclassified to comply with requirements under IFRS:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$ --	$ --	$ --	$ 39,853	$ --	$ --
Geology	240,974	190,385	43,512	278,413	25,513	9,924
Geophysics	--	--	--	65,442	--	--
Geochemistry	3,637	27,800	--	43,475	--	--
Metallurgy	22,235	--	--	54,586	--	--
Administration	4,485	14,088	21,241	15,649	--	--
Technical analysis	(652)	(871)	--	(3,850)	--	--
Future reclamation	(25,209)	(5,445)	--	(583)	--	--
JCEAP refunds	--	--	--	(155,439)	--	--
Recovery – JV partner	--	--	(26,011)	--	--	--

(2)	These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$1,033,429	$1,860,522	$710,552	$ 45,295	$929,475	$ --
Geology	441,464	514,365	466,545	98,445	427,398	--
Geophysics	896	896	47,398	2,500	289,556	--
Geochemistry	8,905	3,305	--	--	--	--
Metallurgy	--	--	--	--	22,987	--
Administration	9,456	6,561	19,300	60	6,951	--
Technical analysis	--	--	--	--	--	--
Future reclamation	(162,239)	(43,337)	--	--	--	(7,664)
Pre-acquisition cost	--	--	--	--	--	153,170
JCEAP refunds	--	(150,000)	--	--	--	--
Recovery	--	(105,727)	--	--	--	--

(3)	These funds were spent as outlined below:

Expense ($)	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$731,850	$ --	$13,433	$ --	$328,080	$ --
Geology	1,456,437	--	35,816	24,524	339,683	--
Geophysics	11,591	--	--	--	44,918	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	15,892	--
Administration	10,434	--	45,981	--	44,902	--
Permitting	--	--	--	--	37,395	--
Hydrology	--	--	271	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	--	22,741	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	(150,000)	(150,000)	--	--	--	--
Recovery	--	--	(28,882)	--	--	--

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

We are currently focusing our exploration and evaluation activities in the Province of Newfoundland and Labrador and the State of Wyoming on the following properties:

•	Central Mineral Belt properties located in Labrador, Canada.

•	The Bootheel Project LLC located in Wyoming, U.S.A.

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial and U.S. Federal and State governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.  We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Field work is prohibited on certain parts of the Bootheel Properties due to the presence of sage grouse mating areas during the period March 15th to June 30th.

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

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable

Sources/Availability of Raw Materials

Not applicable

4.C.	Organization Structure

Crosshair is a corporation subject to the BCBCA.  Crosshair owns 100% of the issued and outstanding shares in each of the following subsidiaries:

1.	Target Exploration and Mining Corp. (“Target”), a British Columbia corporation.

a.	Target owns all of the issued and outstanding shares in Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.), a Nevada Corporation.

i.	Crosshair Energy USA, Inc. holds an 81% interest in The Bootheel Project LLC.

2.	Gemini Metals Corp., a British Columbia corporation.

4.D.	Property, Plants and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material property is located in the Province of Newfoundland and Labrador, Canada.  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located shared office premises of approximately 8,240 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010), we entered into a management services agreement with King & Bay West Management Corp. (formerly Forbes West Management Corp) (“King & Bay West”) under which King & Bay West provides shared office space for the Company and other companies that King & Bay West provides management services to. As part of this agreement, King & Bay West has assumed the lease for the office facilities occupied by the Company.

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

Newfoundland

N
Badger
Golden Promise
South Golden Promise
Victoria Lake
CROSSHAIR
Golden Promise, South Golden Promise and Victoria Lake Properties
NAD27
NTS 12A/16
1:500,000
July 17, 2013
Figure

Golden Promise Property and Agreements

Crosshair entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between Crosshair and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Work completed on the property to date confirms the exploration prospectivity of the area, however, the current poor state of the junior resource market renders financing such early stage projects virtually impossible. As a result, the decision was made to drop this ground and expend no additional funds. The property has since been returned to the vendor.

South Golden Promise Property and Agreements

The South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 1,975 hectares in 79 map-staked claims. The South Golden Promise Property consists of 45 claims, each 500 by 500 metres in size.

Under the terms of an agreement dated February 14, 2003 with Paragon, Crosshair earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 100,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

As was the case with the Golden Promise project, work completed on the South Golden Promise project to date confirms the exploration prospectivity of the area, however, the current poor state of the junior resource market renders financing such early stage projects virtually impossible. As a result, the decision was made, in conjunction with our JV partner to expend no additional funds on this project and to drop the 45 claims that constitute the South Golden Promise Property.

Victoria Lake Property and Agreements

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

As noted above, the South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks. The Victori Lake portion of the property currently consists of 70 mineral claims. A total of 36 claims were dropped since the beginning of fiscal 2013.

Property Location

The Victoria Lake property is located east and southwest of Red Indian Lake in west central Newfoundland, in the Grand Falls – Buchans Electoral District.

Accessibility

The Victoria Lake claims are accessible by the main logging road leading west from the Exploits Dam along the south shore of Red Indian Lake.  Numerous older logging roads, generally in poor shape, crosscut the property and afford locally limited access.

History

The Victoria Lake claims are considered highly prospective to host significant quantities of massive sulfides rich in copper, lead, zinc, gold and silver.  Noranda carried out numerous exploration programs over the past 25 years including diamond drilling.  Favorably altered volcanic rocks were encountered in several localities and suggest that massive sulfide bodies could exist on the claims.  Work by Paragon in 2002 located potentially significant gold mineralization in the extreme southwestern portion of the claim group.  Results include sulfide-bearing quartz veins that have returned assays of 2.5 and 3.6 grams per tonne gold.  The claims covering this gold showing were abandoned by us in 2009.  No work has been carried out on the Victoria Lake Claims during the current fiscal year.

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

Exploration and Development

Since acquiring the property, we have completed several phases of exploration including ground gravity surveying, prospecting, mapping, till and rock sampling as well as excavator trenching on targets defined by the other works.  The Victoria Lake claims also had diamond drilling carried out on the potential massive sulfide targets.

 At Victoria Lake, an 11 hole (2,197 metre) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies identified by us.  Favorably altered, sulfide-bearing felsic volcanic units were encountered in several of the holes.  The drilling program was managed by Paragon personnel who have extensive experience in the region and who received 8% of the program costs as a management fee.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulfides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  An airborne electromagnetic and magnetic survey was carried out in December 2010 and several anomalies were outlined.  Future work will be focused on evaluating these anomalies.

No work was completed on the Victoria Lake Property in the 2013 fiscal year.

Labrador—Central Mineral Belt

N
Legend
Labrador Inuit Lands
Inuit Settlement Area
Crosshair Licences
CROSSHAIR
CMB PROJECT
Claims
1:500,000
NAD 27
Figure
July 8, 2013
0
10
20
Kilometers

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

Recent Exploration

Field crew mobilization to the CMB uranium/vanadium project in central Labrador was delayed during the summer months of 2012 due to forest fire conditions resulting from an unseasonably warm, dry spring.  The $2.2 million program focused on the Two Time, Firestone, Blue Star and C zones, with a total of 3,359 metres (11,020 feet) of drilling having been completed. The goal of this program was to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property.

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. Drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization.

Firestone Project

Five holes, totalling 740 metres, tested the Ford showing, the northeast extension of the Firestone showing which returned uranium values in 2011.  No significant mineralization was encountered.

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. Vanadium mineralization was intersected during the drilling program, supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor. Two holes drilled off the trend on other targets failed to encounter mineralization. Additional support for the continuity of the vanadium mineralization was acquired via a resampling of some drill holes previously completed on the property. Vanadium mineralization was identified in three holes, not previously sampled for vanadium.

Blue Star

Four holes, totalling 535 metres, tested newly defined targets and the possible extension of the Bayswater Boiteau mineralization onto the property.  None of the holes intersected significant mineralization on the property.

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

Silver Spruce declined to participate in last summer’s program and has diluted its interest to a 2% Net Smelter Return Royalty.   Going forward, the CMB and CMB-JV properties have been consolidated into one property referred to as the CMB Property. However, in order to provide additional information to the interested reader, the detailed summary of the CMB-JV property has been included in this year’s 20-F.

Property Description and Location

The CMB-JV Project comprised 616 map-staked claims in several separate claim blocks located roughly 150 kilometers north of the town of Happy Valley – Goose Bay, Labrador.  Approximately half of the claims are contiguous with Crosshair’s 100% owned claims located near Moran Lake, while most of the remaining claims are situated south and southeast of the coastal community of Postville on Kaipokok Bay.

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

As noted above, with Silver Spruce declining to participate in the fiscal 2012 exploration activities and their subsequent dilution down to a 2% NSR, the CMB-JV project has been consolidated with the CMB project. The results of the fiscal 2013 exploration activities on this consolidated property have been detailed in the “recent exploration” of the CMB Property section above.

Wyoming – Bootheel and Buck Point Properties

N
Spring
Twentytwo
Mile
Negro
North
Gravel Pit
Landing Strip
Draw
Twentymile
Draw
Draw
Horn
Elk
Pipeline
Springs
Spring
Well
Pinto
2168
2160
2182
2174
2137
2148
2193
2227
2200
2245
2189
36
31
1
6
0
1
2
3
Miles
CROSSHAIR
Bootheel Property Outline
1:75,000
State Plane 4901
Datum: NAD83
July 3, 2013

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

Under Agreements dated February 5, 2008 between MJ Ranches Inc. (“MJ Ranches”) and Crosshair USA, as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium. Subsequent to the period end (in February, 2013) the private mineral lease and surface use agreements with MJ Ranches for a portion of the Bootheel property expired.  Negotiations to reach a new agreement with MJ Ranches, the terms of which would reflect current market conditions, were unsuccessful. Certain portions of the Mineral Resources included in Technical Report on the Bootheel property issued by Crosshair, dated February 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches. While the lines of communication remain open should MJ Ranches choose to reconsider their position, the Bootheel Project LLC has decided to move forward on the assumption that the MJ Ranches ground will not form part of the project.

Property Location

The Bootheel and Buck Point properties are located in Albany County on the southeast edge of the Shirley Basin approximately 60 miles southeast of Casper, Wyoming and 25 miles southeast of Medicine Bow.

The Bootheel property is comprised of 81 Federal lode mining claims and one 640 acre Wyoming State Mineral Lease, No. 0-040774. The lode mining claims control the subsurface mineral rights and are administered by the U.S. Bureau of Land Management (BLM).

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

These resources are historical in nature and were compiled before the implementation of NI 43-101 reporting standards.  They also represent mineralization on a land package greater than that currently under Crosshair’s control. Readers are cautioned that recent independent verification of the data has not been performed and we have not completed sufficient exploration to verify the historical resource and reserve estimates.  The categories of mineralization used are not those prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101 but with the exception of the Geological Resources they would correspond to indicated or inferred resources under those guidelines. Additional drilling will be required to verify this resource and classify it under the current standards. Given the quality of the historic work completed on the property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

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

In the summer 2011, Crosshair carried out an $860,000 exploration program, which consisted of 35,760 feet of drilling in 76 holes.  Hydrogeological tests and continued permitting were also completed.  A synthesis of all of these data have enabled Crosshair to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel property. The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November, 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources.

Current Status

In light of the continuing downward pressure on the uranium price, as well as the overall poor state of the junior resource market, the Bootheel Project LLC is currently focusing on reducing its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, mineral claims will be released that do not currently have any mineral resources identified on them, or any significant prospectivity to contain such resources. This action will reduce the total land package from 274 mineral claims to 81, with a subsequent reduction in the mineral claim filing fee owed of approximately 70%. This land claim reduction included dropping the 107 claims and one State lease which comprised the Buck Point property, as well as 86 claims from the Bootheel property. This action will allow the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. It is anticipated that a reversal in the state of uranium price specifically, as well as the junior resource market in general, will occur during this time period, affording the Bootheel Project LLC the opportunity to more fully assess its options at that time.

Wyoming – Juniper Ridge Property

On October 29, 2010, we signed a definitive agreement with Strathmore Resources Ltd. (“Strathmore”), a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge uranium property.  The aggregate total price for a 100% interest in the property will be satisfied as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000

In Cash (USD)	In Shares (USD)	Total (USD)
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000
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

Title to the Juniper Ridge Property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of Crosshair.  Crosshair had the option to terminate the acquisition agreement at any time upon written notice, without any further liabilities to Crosshair.  Strathmore was to retain a 2% Gross Revenue Royalty on the Juniper Ridge Property, with the option for Crosshair to repurchase the royalty under certain conditions.

Since the signing of the agreement to acquire the Juniper Ridge Property, macroeconomic and world events have exerted significant downward pressure on the global uranium market. While the structure of the definitive agreement was appropriate at the time, it is unworkable under current market conditions. Crosshair and Strathmore engaged in extensive negotiations to attempt to restructure the agreement but a suitable resolution could not be achieved. As a result of this, management decided to terminate the agreement. Notice of this termination was sent to Strathmore on Friday, November 30, 2012. The Company has since completed the transfer of title to the Juniper Ridge Property back to Strathmore.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2013, 2012, and 2011 should be read in conjunction with our audited financial statements for the referenced periods and the notes thereto.  Our financial statements for the year ended April 30, 2013 have been prepared in accordance with IFRS. The Company has retrospectively applied IFRS to areas that are deemed appropriate except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1. Comparative figures for 2011 have been adjusted to give effect to those changes. The functional currency of the Company and its subsidiaries is the Canadian Dollar and therefore our financial statements are reported in Canadian dollars.

Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and the OTCQB.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the State of Wyoming USA on the following properties:

•	Central Mineral Belt properties located in Labrador, Canada (going forward will include the CMB-JV Property located in Labrador, Canada).

•	The Bootheel Project LLC located in Wyoming, U.S.A.

For fiscal year ended April 30, 2013 the Company reported a net loss of $11,674,061 or $0.18 per common share, compared with a net loss of $11,977,829 or $0.24 per common share for the prior fiscal year.   While figures have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2013, the Company reported a loss of $11,674,061 and as at that date had an accumulated deficit of $103,025,910. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

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

Recent Canadian Accounting Pronouncements

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks.1

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.2

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013.1

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013.1

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013.1

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013.1

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012.1

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013.1

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.2

1 The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

2 The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

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

This difference between IFRS and US GAAP did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2013 and 2012.

We have adopted the fair value based approach to share-based compensation under the provisions of IFRS 2 Share-based Payment and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

5.A.	Operating Results

Results of Operations for the fiscal year ended April 30, 2013 compared to the fiscal year ended April 30, 2012

For fiscal year ended April 30, 2013 the Company reported a net loss of $11,674,061 or $0.18 per common share, compared with a net loss of $11,977,829 or $0.24 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2013 increased to 65,782,178 from 50,377,698 for the previous year.  The Company did not issue any common shares during fiscal 2013 and as such, the weighted average number of common shares is the same as the total number of common shares outstanding as of April 30, 2013.

Expenses

Expenses for the current year were $5,869,734, approximately 50% lower than in fiscal 2012 due primarily to decreases in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses, director fees, legal expenses, management fees, travel expenses and transfer agent and filing fees. The decrease in these expenses was partially offset by increases in audit and accounting expenses, project development costs, rent and wages and salaries. Decreases in exploration and evaluation expense, consulting fees, director fees and investor relations caused a 74% decrease in the overall loss, which was partially offset by increases to audit and accounting expenses, project development costs and salaries and wages.

Exploration and evaluation expense for 2013 was 57% lower than in 2012 as a direct result of decreased exploration and evaluation activities on all of the Company’s properties.

Consulting and management fees decreased by 35%, as a direct result of decreased Company activities.

In addition, investor relations expenditures decreased by 53% from fiscal 2012 due to decreased investor and public relations activities.

Other Income (Expenses)

Other expense increased in fiscal 2013 by $5,578,432 to an expense of $5,804,327 compared with recorded other expenses of $225,895 in 2012.  The Company recorded an unrealized loss on Marketable securities of $173,005 compared to last year’s loss of $701,327.  Crosshair has accounted for its investment in marketable securities as “Financial assets at fair value through profit or loss”. These financial assets are measured at fair value and changes in fair value are recognized in net earnings.  The Company also recorded a loss on the disposition of equipment of $39,416 compared to a gain of $1,898 on the disposition of equipment in 2012.  During fiscal 2013, the Company also recorded an impairment of exploration and evaluation assets of $6,043,241 related to the Bootheel, Golden Promise and Juniper Ridge projects.  These other expenses were partially offset by the flow through premium in relation to the flow through shares issued in fiscal 2012.  Finance income decreased in fiscal 2013 by $45,971 which relates to interest earned on excess cash on hand.

Exploration and Evaluation Assets

During the current fiscal year, the Company acquired exploration and evaluation assets of $224,816 representing the acquisition costs related to the various mineral claims held by the Company.

Working Capital

Working capital was $94,253 as at April 30, 2013 compared with $5,466,961 as at April 30, 2012. The decrease of $5,372,708 was mainly due to cash used in operating activities of $4,834,152.

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

•	Share issuance in relation to acquisition of exploration and evaluation assets (1,925,627 common shares) in the 2nd, 3rd and 4th quarters of fiscal 2012
•	Various financings (16,379,400 common shares) completed in the 4th quarter of fiscal 2012

Expenses

Expenses for fiscal 2012 were $11,751,934, approximately 152% higher than in fiscal 2011 due primarily to an increase in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses and wages and salaries expense. The increase in these expenses was partially offset by a reduction in legal expenses. Increases in exploration and evaluation expense, consulting fees and wages and salaries caused a 89% increase in the overall loss, which was partially offset by a decrease from legal expense due to the settlement of a dispute involving the Company.

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

Results of Operations for the fiscal year ended April 30, 2011 compared to the fiscal year ended April 30, 2010

For fiscal year ended April 30, 2011 the Company reported a net loss of $4,077,470 or $0.10 per common share, compared with a net loss of $2,321,078 or $0.08 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2011 increased to 41,193,459 from 29,528,511 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (200,000 common shares) in the 3rd and 4th quarters of fiscal 2011
•	Various financings (13,749,875 common shares) completed in the 3rd quarter of fiscal 2011
•	Exercise of warrants (657,903 common shares) in the 3rd and 4th quarters of fiscal 2011

Expenses

Expenses for the fiscal year ended April 30, 2011 were $4,656,516, approximately 51% higher than in fiscal 2010 due primarily to recognizing exploration and evaluation expense, an increase in share-based compensation expense and management and consulting fees which was offset by a reduction in office and administration, rent, and wages and salaries expenses as a result of the engagement of a Management Services Company in October 2010. As a result of the transition to IFRS, the Company had reclassified a portion of its previously capitalized exploration expenditures as exploration and evaluation expense. The reclassified amount was $873,228 representing approximately 19% of the expense for fiscal 2011. No such expense was reclassified in 2010. Share based compensation, management and consulting fees caused a 35% increase in the overall loss, which was offset by a 13% decrease from office and administration, rent and wages and salaries attributed to the engagement of the Management Services Company.

Share-based compensation expense for fiscal 2011 was 65% higher than in 2010 due largely to IFRS adjustment of $527,085 and new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011, and a resulting increase in expense recognition.

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

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2013, April 30, 2012 and April 30, 2011

As of April 30, 2013, the Company had cash and cash equivalents of $596,450 (April 30, 2012 - of $5,446,298; April 30, 2011 - $9,931,585) and working capital of $94,253 (April 30, 2012 - $5,466,961; April 30, 2011 - $10,815,170).  Cash used in operating activities during 2013 was $4,834,152 compared with $9,649,032 in 2012 and $2,882,416 in 2011.  Cash provided by investing activities was $30,785 when compared with cash used by investing activities of $1,378,856 in 2012 and $609,322 in 2011. Cash used in financing activities for fiscal 2013 was $46,481 compared to cash provided by financing activities of $6,542,601 in 2012 and $9,995,812 in 2011.

Capital Resources

At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms..  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future. The Company currently does not have any material commitments for capital expenditures.

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

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligation	$--	$--	$--	$--	$--
Total	$--	$--	$--	$--	$--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito	46	Executive Chairman
C. Stewart Wallis	68	Director
Jay Sujir 2	55	Director
Chris Collingwood 1	66	Director
Derrick (Rick) Gill 1 2	65	Director
Sam Yik	48	Chief Financial Officer
Mark Ludwig 3	57	Chief Executive Officer and President
Horace Beaven 4	62	Vice President, Corporate Communications
Tom Bell 5	64	Vice President, Chief Geologist
Chris Healey 1 2	66	Director
Jim Crawford 6	52	Chief Executive Officer and President
1     Member of Audit Committee
2     Member of Compensation Committee
3     Mr. Ludwig resigned as President & CEO on June 7, 2013.
4     Mr. Beaven resigned as VP, Corporate Communications on January 31, 2013.
5     Mr. Bell resigned as VP, Chief Geologist on April 15, 2013.
6     Mr. Crawford was appointed President & CEO on June 7, 2013.

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  From 2006 to 2009, we entered into employment agreements with our senior officers and all of our full-time employees.  In August 2009, we began entering into consulting agreements with our senior management and currently have no employment agreements in effect with senior management or full-time employees.  See Item 6.B. Compensation – Compensation of Executive Officers and

Directors – Employment and Consulting Agreements for a description of the current consulting agreements with senior management.  On January 1, 2010, we entered into a management services agreement with King & Bay West under which King & Bay West provides shared office, administration and payroll services to the Company and as of January 1, 2010, we do not employ any staff full-time.  On October 1, 2010, we entered into a revised management services agreement. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement.

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

Mr. Morabito devotes approximately 30% of his time during a typical work week to our business.  Mr. Morabito also serves on the board of directors of Excelsior Mining Corp. and Alderon Iron Ore Corp. He is also the Executive Chairman of Alderon Iron Ore Corp and the non-Executive Chairman of Excelsior Mining Corp.  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.

C. Stewart Wallis was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis resigned as President and CEO of the Company on April 30, 2012.  Up to the time of his resignation as President and CEO of Crosshair, Mr. Wallis devoted substantially all of his time during a typical work week to our business.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His professional affiliations include: the Association of Professional Engineers and Geoscientists of British Columbia,  and the Wyoming Professional Geologists, Certified Professional Geologist under the American Institute of Professional Geologists, Fellow, and a member of the Society of Economic Geologists.

Jay Sujir has been a member of our Board of Directors since February 2003.  Mr. Sujir served as our Non-Executive Chairman from his appointment on September 10, 2007 until December 18, 2009 when Mark Morabito was appointed Non-Executive Chairman.  Mr. Sujir is currently the Chairman of the Board of Directors of Sunward Resources Ltd.  Mr. Sujir also serves on the boards of directors of Cannon Point Resources Ltd., Carlin Gold Corporation, Excelsior Mining Corp., NEMI Northern Energy & Mining Inc., Red Eagle Mining Corporation, Rio Silver Inc., Slater Mining Corporation, Uracan Resources Ltd. and Westham Resources Corp.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

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

Derrick (Rick) Gill joined our Board of Directors in May 2008.  Mr. Gill has more than 30 years’ experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Brigus Gold Corp.  Mr. Gill received his BComm. in Accounting from Memorial University of Newfoundland in 1969

Sam Yik has been our Chief Financial Officer (“CFO”) since December 1, 2011.  Mr. Yik has over 20 years’ experience in financial management of public companies, including numerous energy and resource companies.  Prior to joining Crosshair, Mr. Yik was the Chief Financial Officer of Kobex Minerals Inc. from November, 2007 to November 2011, the Vice President, Corporate Finance & Investor Relations of GBS Gold International Inc. from August 2006 to October 2007, the Vice President, Corporate Development and Commercial Operations of Pine Valley Mining Corp. from March 2005 to July 2006, and a Commercial Manager with Methanex Corp. from 1994 to March 2005.   Mr. Yik received his Chartered Accountant (CA) designation in March 1992 and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Yik received his Bachelor of Commerce from the University of British Columbia in May 1989.  Mr. Yik is also the Chief Financial Officer of Excelsior Mining Corp.

Mark Ludwig was appointed Chief Executive Officer and President of Crosshair on April 30, 2012.  Prior to his appointment as Chief Executive Officer and President, Mr. Ludwig served as our Vice President and Chief Operating Officer (U.S.) from August 8, 2011 to April 30, 2012.  Mr. Ludwig devoted substantially all of his time during a typical work week to our business.   Prior to joining Crosshair, Mr. Ludwig was the Vice President of Operations of Neutron Energy. From 2005 to 2008 Mr. Ludwig was employed by Hecla Mining Company as a Senior Mining Engineer/Project Manager and later as Manager of Corporate Development. From 1984 until 2005 he worked in various positions with BHP Billiton including as a Senior Project and Mining Engineer.  Mr. Ludwig earned a Mining Engineering degree from the Colorado School of Mines and an MBA from Regis University.  Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013.

Horace (Bevo) Beaven was appointed Vice President, Corporate Communications of Crosshair on July 5, 2011.  Mr. Beaven devoted substantially all of his time during a typical work week to our business.  Mr. Beaven  has over 12 years’ experience as an investor relations executive working with public companies. From June 2009 to his joining Crosshair, Mr. Beaven, through Bevo Beaven Corporate Communications, was an independent public relations and corporate communication consultant.  From July 2008 to June 2009, he was Vice President, Client Services of Metzger Associates Publications and from March 2000 to July 2009, held various positions, the latest being Senior Vice President and General Manager at CTA Integrated Communications.  Mr. Beaven has a BA in Journalism,/Public Relations and Advertising from the University of Alabama.  Mr. Beaven resigned as Vice President, Corporate Communications on January 31, 2013.

Tom Bell was appointed Vice President, Chief Geologist of Crosshair on November 16, 2011.  Dr. Bell has over 30 years’ experience as a geologist and devoted substantially all of his time during a typical work week to our business.  Since 1999 Dr. Bell has been President of Stratamodel, Inc., the firm he founded to explore for metallic commodities in Africa and North America, create state of the art geologic data collection systems, and design and implement resource based geographic information systems.  Dr. Bell received his B.Sc in Geology from San Jose State University in California in 1978 followed by an M.A at the University of California at Berkeley in 1980 and a PhD at the University of California at Berkeley in 1983. His professional affiliations include: Professional Geologist in the State of Pennsylvania; Certified Professional Geologist (AIPG); Fellow, Society of Economic Geologists.  Dr. Bell resigned as Vice President and Chief Geologist on April 15, 2012.

Chris Healey joined our Board of Directors on April 25, 2012.  Mr. Healey is a licensed professional geologist in British Columbia, Saskatchewan and Wyoming with over 40 years’ experience in the natural resources industry, with particular emphasis on uranium exploration and extraction. He has held senior positions with Cameco

Corporation, the world's largest uranium producer, where he served for over 20 years and managed its US operations. Mr. Healey has both broad and deep experience in all aspects of resource mining, especially in the uranium sector with hand-on experience at a producing in-situ operation.  He has also worked on uranium projects around the world, including Canada, the United States, Paraguay, Kazakhstan, Mongolia, Australia and Malawi.  Until February 29, 2012, he was President and CEO of Titan Uranium Corp.  He was appointed President and CEO of Galaxy Graphite Corp. (formerly Galaxy Capital Corp.) on March 1, 2012.  Mr. Healey graduated with a Bachelor of Science degree in Geology from the University of Wales, Swansea in 1968. He also served as the national president of the Geological Society of Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Healey is also a Director of Galaxy Graphite Corp, Carmax Mining Corp and Ansell Capital Corp.

Jim Crawford was appointed President and Chief Executive Officer of the Company on June 7, 2013.  He has also served as our Vice President, Corporate Development since September 2012.  Mr. Crawford devotes 50% of his time during a typical work week to our business.  Mr. Crawford has over 15 years’ experience in international mineral exploration and prior to joining Crosshair, he held a number of corporate and field-based positions including Manager, Investor Relations for Peregrine Diamonds; Field Manager for Kennecott Canada Exploration’s Western Canadian Coal Project; and Senior Mineralogist for Golden Star Resources in their Georgetown, Guyana office.  Mr. Crawford holds an MBA in finance from Pepperdine University and an M.Sc. in geology from Queen’s University.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2013, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2013

Name and Principal Position	Fiscal Year	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito 1 Executive Chairman and Director	2013	--	--	150,000	--	--	--
Stewart Wallis 2 CEO, President and Director	2013	--	--	6,500	--	--	--
Jay Sujir Director	2013	--	--	$5,625	--	--	--
Chris Collingwood Director	2013	--	--	6,500	--	--	--
Derrick Gill Director	2013	--	--	6,500	--	--	--
Samuel Yik Chief Financial Officer	2013	--	--	--	--	--	--

Name and Principal Position	Fiscal Year	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark Ludwig 3 Chief Executive Officer & President	2013	--	--	US 270,000	--	--	--
Horace Beaven 4 Vice President, Corporate Communications	2013	--	--	US 131,650	--	--	--
Tom Bell, Ph.D. 5 Vice President, Chief Geologist	2013	--	--	US 204,161	--	--	--
Chris Healey Director	2013	--	--	6,000	--	--	--
Jim Crawford 6 Chief Executive Officer & President	2013	--	--	--	--	--	--

1	Mr. Morabito was appointed President on October 21, 2008 and ceased to be President on March 31, 2009. Mr. Morabito ceased to be CEO and was appointed Executive Chairman on March 1, 2010.
2
Mr. Wallis ceased to be a director on July 27, 2008 and was appointed a director on March 31, 2009. Mr. Wallis was appointed President on March 31, 2009 and CEO on March 1, 2010. Mr. Wallis ceased to be President and CEO on April 30, 2012.

3	Mr. Ludwig ceased to be Chief Executive Officer and President on June 7, 2013.
4	Mr. Beaven ceased to be Vice President, Corporate Communications on January 31, 2013.
5	Dr. Bell ceased to be Vice President, Chief Geologist on April 15, 2013.
6	Mr. Crawford was appointed Chief Executive Officer and President on June 7, 2013.

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

In light of the financial conditions faced by the Company this past year, Crosshair has cancelled its director compensation program with respect to the various annual and meeting fees as described above.

Employment and Consulting Agreements

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated.   Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011 MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of a change of control, MJM will receive the equivalent of 36 months’ fees.  On September 1, 2011, the Company entered into an Assignment Agreement with MJM as Assignor, MJM Consulting Corp. as Assignee and Morabito pursuant to which MJM assigned, transferred and set over to MJM Consulting Corp. all of the Assignor’s rights, interests, benefits, duties and obligations in and relating to the 2011 MJM Consulting Agreement.

On June 28, 2011, the Company entered into a consulting agreement with Horace H. Beaven (“Beaven”) (the ‘Beaven Consulting Agreement”) pursuant to which the Company appoints and engages Beaven to perform the functions of Vice President, Corporate Communications and of a general corporate communications consultant. Under the terms of the Beaven Consulting Agreement, Beaven receives a monthly fee of US$12,500 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Beaven and the overall performance of the Company.  In addition, Beaven receives a monthly lump sum cash payment of US$2,100 in lieu of medical benefits. In the event of termination of the Beaven Consulting Agreement, Beaven will receive a lump sum payment equivalent to three (3) months’ monthly fees and benefits.  Upon the resignation of Beaven on January 31, 2013, the Beaven Consulting Agreement was terminated.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the ‘L&A Consulting Agreement”) pursuant to which the L&A provides the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and of a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A receives a monthly fee of US$16,666 and is eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for L&A and Ludwig entering into the L&A Consulting Agreement, L&A received a lump sum payment of US$25,000.  In the event of termination of the L&A Consulting Agreement, L&A will receive a lump sum payment equivalent to three (3) months’ fees and benefits.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remain in full force and effect.  Upon the resignation of Mr. Ludwig on June 7, 2013, the L&A Consulting Agreement was terminated.

On November 1, 2011, the Company entered into a consulting agreement with Stratamodel, Inc. (“Stratamodel”) and Thomas E. Bell (“Bell) (the “Stratamodel Consulting Agreement”) pursuant to which the Stratamodel provides the personal services of  Bell to act as Vice President and Chief Geologist and of a geological consultant of the Company.  Under the terms of the Stratamodel Consulting Agreement, Stratamodel receives a monthly fee of US$13,333 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Stratamodel and the overall performance of the Company.  In addition Stratamodel receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for Stratamodel and Bell entering into the Stratamodel Consulting Agreement, Stratamodel received a lump sum payment of US$10,000.  In the event of termination of the Stratamodel Consulting Agreement, Stratamodel will receive a lump sum payment equivalent to three (3) months’ fees and benefits. Upon the resignation of Dr. Bell on April 15, 2013, the Stratamodel Consulting Agreement was terminated.

Post Employment Compensation

No funds were set aside or accrued by us during Fiscal 2013 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of six directors all of whom were elected at our annual general meeting of shareholders held on October 26, 2012.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2013	0(1)	0(1)
April 30, 2012	0(1)	0(1)
April 30, 2011	0	0(2)

1
Pursuant to the Management Services Agreement with King & Bay West dated October 1, 2010, King & Bay West provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement. As such, the Company no longer employs any full-time staff or temporary staff.

2	Due to the global economic conditions during the fiscal year ended April 30, 2011, and our cash conservation program, we did not employ any temporary workers during this year..

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of July 19, 2013.  As of July 19, 2013, we had 65,782,178 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of July 19, 2013.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito	2,519,574 1	3.83%
Stewart Wallis	1,016,150 2	1.54%
Jay Sujir	371,000 3	*
Chris Collingwood	281,750 4	*
Derrick Gill	277,500 5	*
Sam Yik	87,500 6	*
Mark Ludwig 7	N/A	N/A
Horace (Bevo) Beaven 8	N/A	N/A
Tom Bell 9	N/A	N/A
Chris Healey	100,000 10	*
Jim Crawford	25,000 11	*
Directors and Executive Officers as a group	4,678,474	7.11%

*           Indicates less than one percent.
1	Includes options to purchase 801,715 common shares exercisable within 60 days of July 19, 2013 and warrants to purchase 250,000 common shares expiring February 27, 2014.
2	Includes options to purchase 575,000 common shares exercisable within 60 days of July 19, 2013, warrants to purchase and warrants to purchase 50,000 common shares expiring February 27, 2014.
3	Includes options to purchase 262,500 common shares exercisable within 60 days of July 19, 2013.
4	Includes options to purchase 235,000 common shares exercisable within 60 days of July 19, 2013 and warrants to purchase 31,250 common shares expiring February 27, 2014.
5	Includes options to purchase 222,500 common shares exercisable within 60 days of July 19, 2013 and warrants to purchase 6,250 common shares expiring February 27, 2014.
6	Includes options to purchase 50,000 common shares exercisable within 60 days of July 19, 2013 and 12,500 warrants to purchase common shares expiring February 27, 2014.
7	Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013.
8	Mr. Beaven resigned as Vice President, Corporate Communications on January 31, 2013.
9	Dr. Bell resigned as Vice President, Chief Geologist on April 15, 2013.
10	Includes options to purchase 100,000 common shares exercisable within 60 days of July 19, 2013.
11	Includes options to purchase 25,000 common shares exercisable within 60 days of July 19, 2013.

The following table presents the stock options granted to the aforementioned persons and unexercised as of July 19, 2013.  The stock options are for common shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito	Apr. 24, 2012 Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Oct. 23, 2008 Sept. 15, 2008	50,000 375,000 118,382 75,000 83,333 125,000	25,000 375,000 118,382 75,000 83,333 125,000	$0.38 $1.44 $0.88 $1.08 $0.60 $1.08	Apr. 24, 2017 Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Oct. 23, 2013 Sept. 15, 2013
Stewart Wallis	Apr. 24, 2012 Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2009 May 28, 2009 Sept. 15, 2008	50,000 375,000 50,000 25,000 75,000 25,000	25,000 375,000 50,000 25,000 75,000 25,000	$0.38 $1.44 $0.84 $0.88 $1.08 $1.08	Apr. 24, 2017 Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Jay Sujir	Dec. 21, 2010 May 28, 2009 Oct. 27, 2008 Sept. 15, 2008	100,000 50,000 87,500 25,000	100,000 50,000 87,500 25,000	$1.44 $1.08 $1.08 $1.08	Dec. 21, 2015 May 28, 2014 Oct. 27, 2013 Sept. 15, 2013
Chris Collingwood	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009 Sept. 15, 2008	100,000 50,000 35,000 50,000	100,000 50,000 35,000 50,000	$1.44 $0.88 $1.08 $1.08	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014 Sept. 15, 2013
Derrick Gill	Dec. 21, 2010 Nov. 30, 2009 May 28, 2009	100,000 62,500 60,000	100,000 62,500 60,000	$1.44 $0.88 $1.08	Dec. 21, 2015 Nov. 30, 2014 May 28, 2014
Sam Yik	Apr. 24, 2012	100,000	50,000	$0.38	Apr. 24, 2017
Mark Ludwig 2		0	0
Horace (Bevo) Beaven 3		0	0
Tom Bell 4		0	0
Chris Healey	Apr. 24, 2012	200,000	100,000	$0.38	Apr. 24, 2017
Jim Crawford	Apr. 24, 2012	50,000	25,000	$0.38	Apr. 24, 2017
1	Includes those options that are exercisable within 60 days of July 19, 2013.
2	Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013 and all options held by him were cancelled on July 7, 2013.
3	Mr. Beaven resigned as Vice President, Corporate Communications on January 31, 2013 and all options held by him were cancelled on March 1, 2013.
4	Dr. Bell resigned as Vice President, Chief Geologist on April 15, 2013 and all options held by him were cancelled on May 15, 2013..
We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated November 4, 2010 (the “Plan”).  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  If any stock option has been exercised, the number of common shares into which such stock option was exercised shall become available to be issued upon the exercise of stock options subsequently granted under the Plan.   As at May 1, 2012, the beginning of the fiscal year ended April 30, 2013, there were 233,587 common shares available for grant and 608,587 common shares available for grant under the Plan as at April 30, 2013. During the fiscal year ended April 30, 2012, no stock options were granted.  During the fiscal year ended April 30, 2013, no stock options to purchase common shares were exercised and stock options to purchase an aggregate of 375,000 common shares were cancelled or expired. During the year ended April 30, 2013, the exercise price of a total of 300,000 options expiring December 21, 2015 was adjusted from the original exercise price of $1.44 to $0.15 to more accurately reflect the current market price of the Company’s shares at the time of the adjustment.

Target Stock Options

As a term of the plan of arrangement between Crosshair and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).    As at April 30, 2013 there were 25,000 Target Exchanged Options outstanding, exercisable into a total of 30,000 common shares of the Company.  During the fiscal year ended April 30, 2013, no Target Exchanged Options to purchase common shares were exercised and a total of 187,908 Target Exchanged Options (exercisable into 225,490 common shares) were cancelled.  No additional Target Exchanged Options were to be issued as of March 31, 2009.  As at July 19, 2013, all Target Exchange Options have been cancelled or expired.

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

On July 19, 2013, we had 65,782,178 common shares issued and outstanding to approximately 433 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common shares are held in broker “street names” for the benefit of individual investors or other nominees.  Management believes that there are 113 shareholders of record located in the U.S., who own an aggregate of approximately 38% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2013 and the period from May 1, 2012 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2013, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2013, the Company incurred administrative/office costs of $1,234,170 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations to this management company for such services. In addition, the Company incurred key management personnel wages and salaries of $141,586 provided by the management company.  At April 30, 2013, $319,312 was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil were included in prepaid expenses.

•	Management fees include $150,000 of fees paid or accrued to a private company owned by a director and officer (Mark Morabito) of the Company, of which $48,522 was still owing at April 30, 2013.

•
During the year ended April 30, 2013, the amount of $271,423 was paid to a private company owned by a former officer (Mark Ludwig) of the Company included in consulting expense and wages and salaries, of which $Nil was still owing at April 30, 2013.

•
During the year ended April 30, 2013, the amount of $131,673 was paid to a private company owned by a former officer (Horace (Bevo) Beaven) included in investor relations expenses, of which $Nil was still owing at April 30, 2013.

•
During the year ended April 30, 2013, the amount of $201,493 was paid to a private company owned by a former officer (Tom Bell) included in consulting expense, wages and salaries, project development costs and exploration and evaluation expenses, of which $Nil was still owing at April 30, 2013.

•
During the year ended April 30, 2013, the Company incurred non-executive directors’ (Chris Collingwood, Derrick Gill, Jay Sujir, Chris Healey and Stewart Wallis) fees of $31,125, of which $Nil was still owing at April 30, 2013.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment. The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the Company on May 1, 2011, the application of which conforms in all material respects for the fiscal years presented with United States GAAP,

See our audited financial statements for the fiscal years ended April 30, 2013 and April 30, 2012 included under Item 18 of this annual report.

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

8.B.           Significant Changes

Since April 30, 2013, the date of our most recent financial statements, no significant changes have occurred.

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

Period	High	Low
July 1-19, 2013	$0.035	$0.02
Month ended June 30, 2013	$0.08	$0.025
Month ended May 31, 2013	$0.08	$0.055
Month ended April 30, 2013	$0.10	$0.05
Month ended March 31, 2013	$0.13	$0.10
Month ended February 28, 2013	$0.18	$0.115
Month ended January 31, 2013	$0.185	$0.105

Fiscal quarter ended April 30, 2013	$0.18	$0.05
Fiscal quarter ended January 31, 2013	$0.185	$0.10
Fiscal quarter ended October 31, 2012	$0.24	$0.12
Fiscal quarter ended July 31, 2012	$0.45	$0.175
Fiscal quarter ended April 30, 2012	$0.69	$0.37
Fiscal quarter ended January 31, 2012	$0.55	$0.35
Fiscal quarter ended October 31, 2011	$0.79	$0.36

Period	High	Low
Fiscal quarter ended July 31, 2011	$0.99	$0.62

Fiscal year ended April 30, 2013	$0.45	$0.05
Fiscal year ended April 30, 2012	$0.99	$0.35
Fiscal year ended April 30, 2011	$2.80	$0.42
Fiscal year ended April 30, 2010	$1.44	$0.68
Fiscal year ended April 30, 2009	$3.96	$0.40

Our common shares began trading on the American Stock Exchange (now NYSE MKT) on May 7, 2007.  Effective July 1, 2013, our common shares were voluntarily delisted from NYSE MKT and transferred to the OTCQB The following table lists the high and low prices for our common shares on NYSE MKT for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal years. For the period July 1-19, 2013, the high and low prices indicated are for our common shares on OTCQB:

Period	High	Low
July 1 - 19, 2013	$0.04	$0.02
Month ended June 30, 2013	$0.08	$0.02
Month ended May 31, 2013	$0.08	$0.05
Month ended April 30, 2013	$0.10	$0.05
Month ended March 31, 2013	$0.13	$0.10
Month ended February 28, 2013	$0.17	$0.12
Month ended January 31, 2013	$0.19	$0.11

Fiscal quarter ended April 30, 2013	$0.17	$0.05
Fiscal quarter ended January 31, 2013	$0.19	$0.10
Fiscal quarter ended October 31, 2012	$0.22	$0.12
Fiscal quarter ended July 31, 2012	$0.46	$0.17
Fiscal quarter ended April 30, 2012	$0.69	$0.3811
Fiscal quarter ended January 31, 2012	$0.54	$0.341
Fiscal quarter ended October 31, 2011	$0.8203	$0.33
Fiscal quarter ended July 31, 2011	$1.01	$0.63

Fiscal Year ended April 30, 2013	$0.46	$0.05
Fiscal Year ended April 30, 2012	$0.95	$0.33
Fiscal Year ended April 30, 2011	$2.81	$0.40
Fiscal Year ended April 30, 2010	$1.28	$0.56
Fiscal Year ended April 30, 2009	$3.52	$0.28

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Our common shares are listed on the Toronto Stock Exchange under the trading symbol “CXX”.   Our common shares also trade on OTCQB under the trading symbol “CRHRF”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

10.C.           Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.
On December 5, 2011, we entered into a co-ownership agreement (the “Moran Lake Co-Ownership Agreement”) with Lewis Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement, the Amended and Restated Moran Lake and the Letter Agreement with respect to the CMB Property in Newfoundland and Labrador.  See Item 4.D. Property, Plant and Equipment –Labrador – Central Mineral Belt.  The Moran Lake Co-Ownership Agreement is referenced as Exhibit 4.24.

2.
On February 27, 2012, we entered into a Warrant Indenture with Computershare pursuant to which Computershare agreed to act as Warrant Agent with respect to the HD Warrants described in paragraph 12 above, and 2,241,200 flow-through warrants (“FT Warrants”) issued to accredited investors in Canada pursuant to a private placement of flow-through units (“FT Units”) for gross proceeds of $2,241,200.  Each FT Unit comprised one flow-through common share and one-half of one FT Warrant, with each FT Warrant exercisable to acquire one non flow-through common share at an exercise price of $0.70 for a period of 24 months following closing of the flow-through private placement.  The Warrant Indenture is referenced as Exhibit 4.25 hereto.

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2013 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Derrick Gill, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F.  Mr. Gill’s relevant education and experience is disclosed above in Items 6A and 6C above.  The Company’s Board of Directors has determined that Mr. Gill is an independent director in accordance with the requirements of applicable Canadian securities laws.

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

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2013/04/30	$56,100	$23,460	$20,500	$Nil
2012/04/30	$49,000	$31,590	$6,250	$Nil

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

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.    FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP.

Auditors’ Report dated July 24, 2013

Consolidated Statements of Financial Position at April 30, 2013 and 2012

Consolidated Statements of Operations and Comprehensive Loss for the years ended April 30, 2013 and 2012

Consolidated Statements of Cash Flows for the years ended April 30, 2013 and 2012

Consolidated Statements of Changes in Equity for the years ended April 30, 2013 and 2012

Notes to the Consolidated Financial Statements for the year ended April 30, 2013

CROSSHAIR ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2013

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Energy Corporation

We have audited the accompanying consolidated financial statements of Crosshair Energy Corporation, which comprise the consolidated statements of financial position as at April 30, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with the standards of the Public Company Accounting Oversight Board (United States), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crosshair Energy Corporation as at April 30, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Crosshair Energy Corporation has a deficit of $103,025,910 and no current operating income or cash flows.  These conditions, along with other matters set forth in Note 1, indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 24, 2013

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT APRIL 30,
(Expressed in Canadian Dollars)

	2013	2012
ASSETS

Current assets
Cash and cash equivalents	$596,450	$5,446,298
Marketable securities (Note 4)	85,737	258,742
Receivables	20,830	101,261
Prepaid expenses	83,968	99,260
	786,985	5,905,561

Reclamation bonds (Note 6)	64,452	356,959

Equipment (Note 5)	113,770	142,618

Exploration and evaluation assets (Note 6)	5,670,409	11,592,105

	$6,635,616	$17,997,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$324,898	$258,951
Due to related parties (Note 11)	367,834	179,649
	692,732	438,600

Future reclamation provisions (Note 7)	37,161	130,030

Other liability (Note 8)	-	428,712
	729,893	997,342
Equity
Capital stock (Note 9)	87,411,032	87,457,513
Reserves	21,520,601	20,894,237
Deficit	(103,025,910)	(91,351,849)

	5,905,723	16,999,901

	$6,635,616	$17,997,243

Nature of Operations and Going Concern (Note 1)
Subsequent events (Note 16)

Approved on July 24, 2013 on behalf of the Board of Directors:

“M”Derrick Gill”	Director	“Chris Collingwood”	Director
Derrick Gill		Chris Collingwood

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2013	2012

EXPENSES
Audit and accounting	$124,087	$93,554
Consulting	308,570	612,972
Depreciation (Note 5)	26,338	32,515
Director fees	39,467	78,756
Exploration and evaluation (Note 6)	2,835,066	6,630,464
Insurance	51,415	53,663
Interest (Note 7)	10,402	61,108
Investor relations	180,786	382,206
Legal	35,950	58,692
Management fees	411,368	498,890
Office and administration	167,188	293,315
Project development costs	66,471	-
Rent	123,066	120,897
Share-based compensation (Note 9)	626,364	1,974,611
Transfer agent and filing fees	109,625	178,735
Travel	48,547	125,089
Wages and salaries	705,024	556,467
	(5,869,734)	(11,751,934)

OTHER ITEMS
Finance income	22,158	68,129
Gain (loss) on foreign exchange	465	(78,840)
Gain (loss) on asset disposition	(39,416)	1,898
Other income - flow through premium (Note 8)	428,712	484,245
Unrealized loss on marketable securities (Note 4)	(173,005)	(701,327)
Impairment of exploration and evaluation assets (Note 6)	(6,043,241)	-
	(5,804,327)	(225,895)
Net loss and comprehensive loss for the year	$(11,674,061)	$(11,977,829)

Basic and diluted loss per common share	$(0.18)	$(0.24)

Weighted average number of common shares outstanding	65,782,178	50,377,698

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(11,674,061)	$(11,977,829)
Items not affecting cash:
Interest (Note 7)	10,402	61,108
Change in future reclamation estimates	-	(213,240)
Depreciation (Note 5)	26,338	32,515
Other income – flow through premium (Note 8)	(428,712)	(484,245)
Share-based compensation	626,364	1,974,611
Unrealized loss–foreign exchange	-	78,840
Loss (gain) – asset disposition	39,416	(1,898)
Unrealized loss – marketable securities (Note 4)	173,005	701,327
Impairment of exploration and evaluation assets (Note 6)	6,043,241	-
Non-cash working capital item changes
Receivables	80,431	126,713
Due to related parties	188,185	107,242
Prepaid expenses	15,292	46,324
Payables and accrued liabilities	65,947	(100,500)
Net cash used in operating activities	(4,834,152)	(9,649,032)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(224,816)	(551,035)
Acquisition of equipment	(45,554)	-
Acquisition of marketable securities (Note 4)	-	(97,024)
Proceeds from sale of equipment	8,648	8,599
Refund (purchase) of reclamation bonds	292,507	(339,396)
Payment of provision	-	(400,000)
Net cash provided by (used in) investing activities	30,785	(1,378,856)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	(46,481)	6,542,601
Net cash provided by (used in) financing activities	(46,481)	6,542,601

Net change in cash and cash equivalents during the year	(4,849,848)	(4,485,287)

Cash and cash equivalents, beginning of year	5,446,298	9,931,585
Cash and cash equivalents, end of year	$596,450	$5,446,298
Cash and cash equivalents
Cash	$556,070	$945,814
Liquid short term investments	40,380	4,500,484
	$596,450	$5,446,298
Cash (paid) received for
Interest	$-	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2011	47,477,151	$ 81,021,668	$ 18,400,690	$ (79,374,020)	$ 20,048,338
Acquisition of exploration and evaluation assets	1,925,627	860,420	-	-	860,420
Flow-through private placement – February 2012	4,482,400	2,241,200	-	-	2,241,200
Flow-through share premium	-	(448,240)	-	-	(448,240)
Private placement – March 2012	11,897,000	4,758,800	-	-	4,758,800
Share issuance costs	-	(976,335)	518,936	-	(457,399)
Share-based compensation for the year	-	-	1,974,611	-	1,974,611
Loss for the year	-	-	-	(11,977,829)	(11,977,829)
Balance, April 30, 2012	65,782,178	87,457,513	20,894,237	(91,351,849)	16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation for the year	-	-	626,364	-	626,364
Loss for the year	-	-	-	(11,674,061)	(11,674,061)
Balance, April 30, 2013	65,782,178	$ 87,411,032	$ 21,520,601	$ (103,025,910)	$ 5,905,723

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (the "Company" or “Crosshair”) is an exploration stage company whose common shares were trading on the TSX and NYSE MKT as at April 30, 2013. Subsequent to year end, the Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to the OTC Markets Group’s OTCQB Marketplace (Note 16). The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

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

As at April 30, 2013, the Company had working capital of $94,253 (April 30, 2012 – working capital of $5,466,961) and a deficit of $103,025,910 (April 30, 2012 - $91,351,849). At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties cast substantial doubt on the Company’s ability to continue as a going concern.

2. BASIS OF PRESENTATION

a) Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgments

The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

a) Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the financial statements include:

Share-based payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the compensatory warrants issued during the year along with the assumptions and model used for estimating their fair value are disclosed in Note 9.

Deferred tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

a) Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b) Approval of the financial statements

The consolidated financial statements of Crosshair Energy Corporation for the year ended April 30, 2013 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 24, 2013.

c) Basis of presentation

These consolidated financial statements are presented in Canadian dollars which is the Company’s, and its subsidiaries, functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, and available-for-sale, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”).

e) Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”), Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

e) Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81%	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100%	In-active subsidiary

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

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

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

Exploration equipment	20%

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

New Accounting Pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2013.

Amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments: Presentation, are effective for annual periods beginning on or after January 1, 2014. This provides for amendments relating to offsetting financial assets and financial liabilities. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

4. MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	AusAmerican Mining Corp (AIW.A)	Expedition Mining Inc. (EXU.V)	Total
Cost

Balance at April 30, 2011	$2,695,052	$-	$1,000,000	$3,695,052
Additions	-	97,024	-	97,024
Balance at April 30, 2012 and 2013	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to Fair Value

Balance at April 30, 2011	$(2,500,935)	$-	$(333,333)	$(2,834,268)
Adjustment for the year	(132,353)	(77,824)	(488,889)	(699,066)
Balance at April 30, 2012	(2,633,288)	(77,824)	(822,222)	(3,533,334)
Adjustment for the year	(44,117)	(6,666)	(122,222)	(173,005)
Balance at April 30, 2013	$(2,677,405)	$(84,490)	$(944,444)	$(3,706,339)

Fair Value

At April 30, 2012	$61,764	$19,200	$177,778	$258,742
At April 30, 2013	$17,647	$12,534	$55,556	$85,737

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

5. EQUIPMENT

Exploration Equipment

Cost

Balance at April 30, 2011	$396,293
Dispositions	(17,000)
Balance at April 30, 2012	379,293
Additions	45,554
Dispositions	(126,261)
Balance at April 30, 2013	$298,586

Accumulated Depreciation

Balance at April 30, 2011	$214,459
Depreciation	32,515
Dispositions	(10,299)
Balance at April 30, 2012	236,675
Depreciation	26,338
Dispositions	(78,197)
Balance at April 30, 2013	$184,816

Net Book Value

At April 30, 2012	$142,618
At April 30, 2013	$113,770

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6. EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total

Balance at April 30, 2011	$2,356,774	$2,515,422	$3,687,852	$1,387,657	$232,945	$10,180,650
Acquisition costs	653,574	-	38,589	23,185	696,107	1,411,455
Balance at April 30, 2012	3,010,348	2,515,422	3,726,441	1,410,842	929,052	11,592,105
Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Change in estimates of future reclamation provisions	(49,730)	(5,631)	-	(29,714)	(18,196)	(103,271)
Impairment	-	-	(3,727,724)	(1,401,128)	(914,389)	(6,043,241)
Balance at April 30, 2013	$3,160,618	$2,509,791	$-	$-	$-	$5,670,409

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2013:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total

Drilling & trenching	$731,850	$-	$13,433	$-	$328,080	$1,073,363
Geology	1,456,437	-	35,816	24,524	339,683	1,856,460
Geophysics	11,591	-	-	-	44,918	56,509
Metallurgy	-	-	-	-	15,892	15,892
Administration	10,434	-	45,981	-	44,902	101,317
Permitting	-	-	-	-	37,395	37,395
Hydrology	-	-	271	-	-	271
Reclamation costs	-	-	-	22,741	-	22,741
JCEAP(1) grant received	(150,000)	(150,000)	-	-	-	(300,000)
Recovery – JV Partner	-	-	(28,882)	-	-	(28,882)
	$2,060,312	$(150,000)	$66,619	$47,265	$810,870	$2,835,066

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2012:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total

Drilling & trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$-	$4,579,273
Geology	441,464	514,365	466,545	98,445	427,398	-	1,948,217
Geophysics	896	896	47,398	2,500	289,556	-	341,246
Geochemical	8,905	3,305	-	-	-	-	12,210
Metallurgy	-	-	-	-	22,987	-	22,987
Administration	9,456	6,561	19,300	60	6,951	-	42,328
Future reclamation costs	(162,239)	(43,337)	-	-	-	(7,664)	(213,240)
Pre-acquisition costs	-	-	-	-	-	153,170	153,170
JCEAP(1) grant received	-	(150,000)	-	-	-	-	(150,000)
Recovery	-	(105,727)	-	-	-	-	(105,727)
	$1,331,911	$2,086,585	$1,243,795	$146,300	$1,676,367	$145,506	$6,630,464

(1) Junior Company Exploration Assistance Program

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
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

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures. In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 1,193,614 shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012 (which amount has been paid). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60%.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project (continued)

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement was for five years with provision for two renewals. Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods. The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013. On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions. Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc. Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of this project to operations.

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

Subsequent to the year ended April 30, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013 (Note 16).

Southern Golden Promise (Victoria Lake)

The Company has earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property. In order to acquire this property, the Company was required to make cash payments totalling US$4,450,000 (US$450,000 has been paid), and issue shares with a total value of US$2,750,000 (US$250,000 in shares has been issued).

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 552,513 common shares of the Company. On November 30, 2012 the Company announced that it has terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013. The Company has transferred the title to Juniper Ridge Property back to Strathmore in February 2013.

Reclamation Deposits

As at April 30, 2013 the Company had outstanding reclamation bonds for the Bootheel Property of US$25,635 and for the Juniper Ridge property of US$36,600 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment. The Company also had an outstanding reclamation bond of $1,750 for Southern Golden Promise (Victory Lake).

Letter of Intent

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. to acquire all of Wealth Minerals’ prospective uranium properties in Argentina for consideration of $1,000,000 and the issuance of 1,000,000 Crosshair common shares. The transaction is subject to a number of conditions including regulatory approval and the execution of a definitive agreement.

On July 9, 2013, the Company announced that the LOI was terminated by mutual agreement between the Company and Wealth Minerals Ltd. (Note 16).

7. FUTURE RECLAMATION PROVISIONS

	April 30, 2013	April 30, 2012

Beginning balance	$130,030	$282,162
Change in estimates1	(103,271)	(213,240)
Interest	10,402	61,108
Ending balance	$37,161	$130,030

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at April 30, 2013, the Company has legal obligations associated with its Moran Lake and Bootheel exploration assets for cleanup costs. These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $37,500, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

8. OTHER LIABILITY

	April 30, 2013	April 30, 2012

Beginning balance	$428,712	$464,717
Liability incurred on flow-through shares issued	-	448,240
Settlement of flow-through share liability on expenditures made	(428,712)	(484,245)
Ending balance	$-	$428,712

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as other income.

9. CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the year ended April 30, 2013.

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

All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

9. CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrant activities during the years ended April 30, 2013 and 2012:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2011	17,043,796	$1.37
Issued	9,172,464	$0.68
Expired	(3,793,797)	$2.66
Outstanding, April 30, 2012	22,422,463	$0.87
Expired	(13,249,999)	$1.00
Outstanding, April 30, 2013	9,172,464	$0.68

As at April 30, 2013, the following warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Remaining Life (Years)	Expiry Date

8,189,700	$0.70	0.83	February 27, 2014
982,764(1)	$0.50	0.83	February 27, 2014
9,172,464

(1) Broker warrants exercisable into one common share and one warrant of the Company, with each of these warrants exercisable for one common share of the Company at $0.50 until February 27, 2014.

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the years ended April 30, 2013 and 2012:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2011	5,074,621	$1.43
Granted	1,752,500	$0.49
Forfeited	(92,500)	$1.35
Expired	(134,500)	$1.68
Outstanding, April 30, 2012	6,600,121	$1.13
Forfeited	(350,000)	$0.74
Expired	(250,490)	$3.63
Outstanding, April 30, 2013	5,999,631	$1.03

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

9. CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

At April 30, 2013, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

62,500	62,500	$3.52	0.06	May 23, 2013(2)
30,000(3)	30,000	$1.88	0.10	June 5, 2013(2)
37,500	37,500	$2.00	0.25	August 1, 2013
387,500	387,500	$1.08	0.38	September 15, 2013
162,500	162,500	$0.60	0.48	October 23, 2013
87,500	87,500	$1.08	0.49	October 27, 2013
638,750	638,750	$1.08	1.08	May 28, 2014
293,381	293,381	$0.88	1.59	November 30, 2014
25,000	25,000	$0.80	1.64	December 21, 2014
137,500	137,500	$0.84	1.69	January 6, 2015
2,150,000	2,150,000	$1.44	2.64	December 21, 2015
300,000(1)	300,000	$0.15	2.65	December 21, 2015
100,000	100,000	$1.95	2.69	January 7, 2016
135,000	135,000	$1.12	2.92	April 1, 2016
400,000	300,000	$0.67	3.22	July 20, 2016
1,052,500	526,250	$0.38	3.99	April 24, 2017
5,999,631	5,373,381

(1)	These options were re-priced during the prior fiscal year, from an exercise price of $1.44 to $0.38, and again from $0.38 to $0.15 in the current period.
(2)	Subsequently expired (Note 16).
(3)	Included in the outstanding stock options are 30,000 options of Target Exploration and Mining Corp. that are outside of the Company’s stock option plan.

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. For the year ended April 30, 2013, the Company recognized share-based compensation expense of $626,364 (April 30, 2012 - $1,974,611) for options vesting during the year. The weighted average fair value of options granted in the year was $Nil (April 30, 2012 - $0.41) per option.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years ended April 30, 2013 and 2012:

	April 30, 2013	April 30, 2012

Risk free rate	-	1.32%
Expected life of options	-	3 years
Annualized volatility	-	156%
Expected forfeiture	-	4.78%
Dividend rate	-	0%

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from operating, investing or financing activities during the year ended April 30, 2013.

The following were significant non-cash transactions affecting cash flows from operating, investing or financing activities during the year ended April 30, 2012:

•	In connection with the acquisition of the Juniper Ridge Uranium Property, 522,513 shares with a fair value of $266,482 were issued (Notes 6 and 9).

•
The Company issued 1,193,614 common shares with a value of $453,573 to the original vendor of the Moran Lake Property as part of the settlement in connection with the litigation involving the Company’s interest in the Moran Lake Property (Notes 6 and 9).

•	The Company issued 209,500 common shares with a value of $140,365 to satisfy an outstanding finder’s fee obligation in connection with the acquisition of the Juniper Ridge Property (Note 9).

•	In connection with two non-brokered private placements closed in February 2012, 982,784 broker warrants with a value of $518,936 were issued (Note 9).

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

Remuneration attributed to key management personnel for the years ended April 30, 2013 and 2012 can be summarized as follows:

	April 30, 2013	April 30, 2012

Share-based compensation	$405,876	$1,157,129
Short-term benefits*	933,802	980,081
Incentive compensation other than share-based compensation	-	206,404
	$1,339,678	$2,343,614

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS (continued)

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2013 and 2012 include the following:

	April 30, 2013	April 30, 2012

King & Bay West	$1,234,170	$1,830,691

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as consideration for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Amounts due to related parties as at April 30, 2013 included the following:

•	King & Bay West, controlled by the Executive Chairman - $319,312 (April 30, 2012 - $106,487)

•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

•	Bevo Beaven Corporate Communications., controlled by the former VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

•	Stratamodel Inc., controlled by the former VP & Chief Geologist - $Nil (April 30, 2012 - $13,982)

•	Ludwig and Associates, LLC., controlled by the CEO1 - $Nil (April 30, 2012 - $9,072)

•	MJM Consulting Corp., controlled by the Executive Chairman of the Company - $48,522 (April 30, 2012 - $Nil)

•	Directors’ fees - $Nil (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

1 Subsequent to year end, Mark Ludwig resigned as the CEO of the Company effective June 7, 2013.

12.	INCOME TAXES

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2013	April 30, 2012

Loss for the year	$(11,674,061)	$(11,977,829)

Expected income tax recoverable at statutory rate	(2,919,000)	(3,114,000)
Permanent differences	82,000	537,000
Share issuance costs	(12,000)	(119,000)
Impact on change in statutory rates and different subsidiary tax rates and other	(513,000)	(271,000)
Impact on flow-through shares	649,000	969,000
Change in unrecognized deductible temporary differences	2,713,000	1,998,000
Total income tax recovery	$-	$-

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

12.	INCOME TAXES (continued)

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	April 30, 2013	Expiry Date Range	April 30, 2012

Temporary Differences

Exploration and evaluation assets	$41,191,000	No expiry date	$34,956,000
Investment tax credit	1,168,000	2028-2033	1,151,000
Equipment	544,000	No expiry date	470,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	774,000	2034-2037	1,109,000
Future reclamation provision	37,000	No expiry date	130,000
Marketable securities	3,706,000	No expiry date	3,533,000
Non-capital losses available for future period – Canada	21,476,000	2014-2033	18,561,000
Non-capital losses available for future period – United States	1,130,000	2028-2033	1,128,000

Tax attributes are subject to review and potential adjustment by tax authorities.

13. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2013	April 30, 2012

Equipment

United States	$3,128	$3,840
Canada	110,642	138,778
	$113,770	$142,618

Reclamation bonds

United States	$62,702	$265,328
Canada	1,750	91,631
	$64,452	$356,959
Exploration and evaluation assets

United States	$-	$3,787,207
Canada	5,670,409	7,804,898
	$5,670,409	$11,592,105

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

14. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

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

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada. The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2014.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

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

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at April 30, 2013, the Company has accounts payable denominated in US dollars of US$76,527, cash of US$67,757 and reclamation bonds of US$62,235. A 10% change in the Canadian dollar vs. the US dollar would give rise to a gain/loss of approximately $5,400.

16. SUBSEQUENT EVENTS

The following events occurred subsequent to the year ended April 30, 2013:

•	On May 1, 2013, 285,000 stock options were forfeited.

•	On May 15, 2013, 100,000 stock options were forfeited.

•	On May 23, 2013, 62,500 stock options expired (Note 9).

•	On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement (Note 6).

•	On June 5, 2013, 30,000 stock options expired (Note 9).

•
On June 7, 2013, the Company announced that it was voluntarily delisting its common shares from the NYSE MKT. On July 1, 2013, the Company’s common shares were transferred to the OTC Markets Group’s OTCQB Marketplace. The Company continues to be listed under the symbol “CXX” on the TSX and is listed under the symbol “CRHRF” on the OTCQB (Note 1).

•	On June 13, 2013, 20,000 stock options were forfeited.

•	On June 14, 2013, 60,000 stock options were forfeited.

•	On July 8, 2013, 650,000 stock options were forfeited.

•	On July 9, 2013, the Company announced that it has terminated the LOI with Wealth Minerals Ltd. based on mutual agreement (Note 6).

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles – 2004

1.13(11)	Certificate of Name Change from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation dated October 28, 2011.

2.1(11)	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

3.1(8)	Voting Trust Agreement between Crosshair and Expedition dated April 27, 2010

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6(9)	Stock Option Plan dated as of November 4, 2010

4.7(9)	Sample Stock Option Grant Certificate

4.8(9)	Management Services Agreement with King & Bay West Management Corp. (formerly Forbes West Management Corp.) dated October 1, 2010

4.9(5)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.10(9)	Consulting Agreement with MJM Consulting and Mark J. Morabito dated March 1, 2011

4.11	[Intentionally left blank]

4.12	Purchase and Sale Agreement between Crosshair and Expedition dated July 29, 2008

4.13(7)	Settlement and Release Agreement made among Expedition, Silver Spruce and Crosshair dated July 29, 2008

4.14(6)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.157)	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009

4.16(7)	List of Crosshair Subsidiaries

4.17(7)
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.18(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007

4.19(7)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.20(7)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.21(7)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.22(7)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.23(9)	Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448018 Exploration, Inc. dated October 29, 2010

4.24(11)	Moran Lake Co-Ownership Agreement between the Company and Lewis Murphy dated December 5, 2011

4.25(10)	Warrant Indenture between the Company and Computershare Trust Company of Canada dated February 27, 2012

11.1(4)	Code of Ethics

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

_________________

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Annual Report on Form 20-F filed October 31, 2006.
(4)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(5)	Filed as an exhibit to our Form 6-K filed April 16, 2008.
(6)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.
(8)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2010.
(9)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2011.
(10)	Filed as an exhibit to our Form 6-K filed March 5, 2012.
(11)	Filed as an exhibit to our Annual Report on Form 20-F filed July 24, 2012.

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

CROSSHAIR ENERGY CORPORATION

/s/ Jim Crawford

By:           Jim Crawford
Chief Executive Officer

Date: July 25, 2013

EXHIBIT 12.1

CERTIFICATION
I, Jim Crawford, Chief Executive Officer, certify that:

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
Date: July 25, 2013

"Jim Crawford"
Jim Crawford
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION
I, Samuel Yik, Chief Financial Officer, certify that:

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
Date: July 25, 2013

"Samuel Yik"
Samuel Yik
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Jim Crawford, Chief Executive Officer of Crosshair Energy Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 25, 2013

"Jim Crawford"
Jim Crawford
Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Samuel Yik, Chief Executive Officer of Crosshair Energy Corporation (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 25, 2012

"Samuel Yik"
Samuel Yik
Chief Financial Officer