Form 20-F
Jet Metal Corp.
filed 2014-08-25
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission file number 001-33439

JET METAL CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Address of principal executive offices)

Jim Crawford, Phone:  (604) 681-8030, jcrawford@kingandbay.com
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 6,578,035

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes                 ☑ No

Index to Exhibits on Page 99

JET METAL CORP.
(the “Company” or “Jet Metal”)

FORM 20-F ANNUAL REPORT

i

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in our disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on December 11, 2005. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC” or the “Commission”) Industry Guide 7 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Commission, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Commission. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by the Commission’s standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Commission. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 20-F or in the documents incorporated by reference may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” under applicable securities laws.  Forward-looking statements can be identified by the use of terminology such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” and statements that an action or event “may,” “might,” “could,” or “should,” be taken or occur, or other similar expressions. Forward looking statements contained in this document include, but are not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) details and goals of exploration activities; (iii) estimations of future costs and expenditures; (iv) currency fluctuations; (v) requirements for additional capital and the sufficiency of working capital; (vi) government regulation of mining operations; (vii) environmental risks; (viii) unanticipated reclamation expenses; and (ix) increases in mineral resource estimates. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:

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

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2014, 2013, 2012, 2011 and 2010 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

The information for years ended April 30, 2014, 2013, 2012 and 2011 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).

	For the Year Ended April 30,
	2014	2013	2012	2011
	IFRS 1	IFRS 1	IFRS 1	IFRS 1
Revenue	--	--	--	--
Income (Loss) for the Period	$(3,967,283)	$(11,674,061)	$(11,977,829)	$(4,077,470)
Basic and Diluted Income (Loss) Per Share2 3	$(0.60)	$(0.18)	$(0.24)	$(0.10)
Dividends Per Share	--	--	--	--
Weighted Average Shares (#)2 3	6,578,035	65,782,178	50,377,698	41,193,45
Period-end Shares (#)2 3	6,578,035	65,782,178	65,782,178	47,477,151
Working Capital (Deficit)	$(716,619)	$94,253	$5,466,961	$10,815,170
Exploration and Evaluation Assets	$2,509,791	$5,670,409	$11,592,105	$10,180,650
Long-Term Debt	$19,267	$37,161	$558,742	$1,146,879
Capital Stock	$87,411,032	$87,411,032	$87,457,513	$81,021,668
Shareholders’ Equity	$1,893,190	$5,905,723	$16,999,901	$20,048,338
Total Assets	$2,801,407	$6,635,616	$17,997,243	$21,545,974

1
The financial information for years ended April 30, 2014, 2013, 2012 and 2011 are prepared using the International Financial Reporting Standards (“IFRS”). The Company’s transition date was May 1, 2010.  The cumulative net loss under IFRS at April 30, 2014 is approximately $107 million.

2	Under IFRS, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.
3
On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2013, 2012 and 2011 are presented on the four to one post-consolidated basis.  On September 17, 2013, the common shares of the Company were further consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2014 are presented on the ten to one post-consolidation basis.

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

Period		High (1)	Low (1)

July 2014		1.0930	1.0620
June 2014		1.0962	1.0646
May 2014		1.1007	1.0814
April 2014		1.1055	1.0858
March 2014		1.1279	1.0955
February 2014		1.1196	1.0940

	Average (2)
Fiscal year ended April 30, 2014	1.0602
Fiscal year ended April 30, 2013	1.0054
Fiscal year ended April 30, 2012	0.9928
Fiscal year ended April 30, 2011	1.0138
Fiscal year ended April 30, 2010	1.0721

The exchange rate was 1.0889 on August 18, 2014.

(1)	Means the intra-day high/low rate during the period.

(2)      Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

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

These factors could have a material adverse effect on the Company’s financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2014.

No known reserves

Our properties are in the exploration stage and are without a known body of mineral reserves.

We have no mineral producing properties at this time. Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “reserves”. We have not defined or delineated any proven or probable reserves on any of our properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of uranium, vanadium, copper, gold, base metals and other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt properties in Labrador, and the Bootheel property in Wyoming, USA. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

We do not have a history of mineral production or operations

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

We will require additional capital for our operations

The development and exploration of our properties will require substantial additional financing.  Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on our properties or even a loss of property interest. There can be no assurance that additional capital will be available when needed or that, if available, the terms of financing such capital will be acceptable to us.  In addition, any future financing may be dilutive to our existing shareholders.

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

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations.  Uranium, vanadium, copper, gold, base metals and other minerals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars.  We also maintain a mineral exploration project in the United States that require payments to be made in U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

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

We are dependent upon the services of our key executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the unanticipated and/or unplanned loss of our Chief Executive Officer or our Chairman or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations.

Our directors and officers have certain conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict.

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2014 determined in accordance with IFRS is approximately $107 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

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

As of August 18, 2014 we had 274,588 purchase options, and no share purchase warrants outstanding.  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 6,578,035 to 6,852,623.  This represents an increase of 4.18% in the number of shares issued and outstanding and would result in some dilution to current shareholders.

The Company is subject to the SEC’s penny stock rules, and the risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their common shares

Given that the trading price of our common shares on OTC Market Group’s OTCQB Marketplace is less than US $5.00 per share, our common stock is subject to the SEC’s “penny stock” rules as defined in Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”).  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US $5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

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

4.A.           History and Development of the Company

Introduction

Jet Metal Corp. (formerly Crosshair Energy Corporation) (the “Company” or “Jet Metal”) was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.  On December 15, 2010, we consolidated our share capital on the basis of one new share for four old shares.  On October 28, 2011 we changed our name from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation.  On September 17, 2013, we consolidated our share capital on the basis of one new share for ten old shares and changed our name from Crosshair Energy Corporation to Jet Metal Corp.

Our executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.jetmetalcorp.com
Email: jcrawford@kingandbay.com

The contact person is: Mr. Jim Crawford, Chief Executive Officer and President.

Our fiscal year ends April 30th.

Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol “CXX” on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now NYSE MKT) with the trading symbol “CXZ.”  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol “CXX” and ceased trading on the TSX Venture Exchange. On June 18, 2013 the Company filed a Form 25 – Notice of Removal from Listing and/or Registration under section 12(b) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission (“SEC”).  Our common shares were voluntarily delisted from NYSE MKT on July 1, 2013 and began trading on the OTC Market Group’s OTCQB Marketplace on July 1, 2013 with the trading symbol “CRHRF”. On October 22, 2013, our trading symbol on

OTCQB was changed to “JETMF” to reflect the Company’s name change to Jet Metal Corp. On January 17, 2014, our common shares were voluntarily delisted from the Toronto Stock Exchange and on January 20, 2014 began trading on the TSX Venture Exchange under the trading symbol “JET”.

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

On March 31, 2009, the Company and Target Exploration and Mining Corp. (“Target”) successfully closed a plan of arrangement whereby the Company acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of the Company.  Target shareholders received approximately 14.7 million common shares of the Company (1.2 Company shares for each Target common share outstanding) with an estimated market value of approximately $2.6 million. In addition, each outstanding Target warrant and stock option which gave the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gave the holder the right to acquire common shares of the Company on the exchange ratio of 1.2 Company shares for each Target warrant or stock option exercised, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  As a result of the acquisition of Target, the Company acquired an interest in the Bootheel and Sinbad projects in Wyoming and Utah, USA respectively.  During fiscal 2010, we allowed all 62 mineral claims on the Sinbad property located in Emery County, Utah, to lapse, and the State Lease with the State of Utah was not renewed.

Property Acquisitions

Since the beginning of fiscal 2014, we have acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2014, we have dropped a total of 253 mineral claims from the CMB project. In addition, the remaining 70 claims that constituted the Victoria Lake project were dropped as the original vendor did not want the property returned to him. The Company also terminated its Moran Lake Co-ownership agreement and returned a total of 546 mineral claims to the original vendor.  With respect to our Wyoming properties, the Company has also dropped the 107 claims and one State lease that constituted the Buck Point property, as well as 86 claims from the Bootheel property.  The Company has reviewed and has impaired its exploration and evaluation assets accordingly in its financial statements to reflect the above developments.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2012	$1,411,455(1)
Fiscal 2013	$224,816(2)
Fiscal 2014	$-- (3)

(1)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	653,574	--	38,589	23,185	696,107	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	200,000	--	1,283	20,000	3,533	--

 (3)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

We do not expect to incur any significant capital expenditures with respect to the Company’s existing properties for fiscal year 2015.  Our capital expenditures are financed through sales of our common shares.

Exploration and evaluation expenses

The Company recorded the following exploration and evaluation expenses in relation to its mineral properties:

Fiscal Year	Expenditures
Fiscal 2012	$6,630,464(1)
Fiscal 2013	$2,835,066(2)
Fiscal 2014	$34,225(3)

(1)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$--
Geology	441,464	514,365	466,545	98,445	427,398	--
Geophysics	896	896	47,398	2,500	289,556	--
Geochemistry	8,905	3,305	--	--	--	--
Metallurgy	--	--	--	--	22,987	--
Administration	9,456	6,561	19,300	60	6,951	--
Technical analysis	--	--	--	--	--	--
Future reclamation	(162,239)	(43,337)	--	--	--	(7,664)
Pre-acquisition cost	--	--	--	--	--	153,170

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
JCEAP refunds	--	(150,000)	--	--	--	--
Recovery	--	(105,727)	--	--	--	--

(2)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$731,850	$--	$13,433	$--	$328,080	$--
Geology	1,456,437	--	35,816	24,524	339,683	--
Geophysics	11,591	--	--	--	44,918	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	15,892	--
Administration	10,434	--	45,981	--	44,902	--
Permitting	--	--	--	--	37,395	--
Hydrology	--	--	271	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	--	22,741	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	(150,000)	(150,000)	--	--	--	--
Recovery	--	--	(28,882)	--	--	--

(3)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$--	$--	$--	$--	$--	$--
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	560	--	34,673	--	(392)	--
Permitting	--	--	--	--	--	376
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	10,921	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(11,913)	--	--	--

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

The Company is a corporation subject to the BCBCA.  Jet Metal owns 100% of the issued and outstanding shares in each of the following subsidiaries:

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

Our executive offices are located in shared office premises of approximately 10,630 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010), we entered into a management services agreement with King & Bay West Management Corp. (“King & Bay West”) under which King & Bay West provides shared office space for the Company and other companies that King & Bay West provides management services to. As part of this agreement, King & Bay West has assumed the lease for the office facilities occupied by the Company.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.Geo., having a business address at 1419 133A Street, Surrey, British Columbia, V4A 6A2, a Director of the Company and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Stewart Wallis has consented to the inclusion of his name and the statements attributed to him in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the following technical report which is available on SEDAR at www.sedar.com:

•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009 (filed as an exhibit to our Form 6-K on June 24, 2009).

Newfoundland

Golden Promise Property and Agreements

The Company entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between the Company and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Work completed on the property to date confirms the exploration prospectivity of the area, however, the current poor state of the junior resource market renders financing such early stage projects virtually impossible. As a result, the decision was made to drop this ground and expend no additional funds. The property has since been returned to the vendor.

South Golden Promise Property and Agreements

The South Golden Promise Property agreement includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 1,975 hectares in 79 map-staked claims. The South Golden Promise Property consists of 45 claims, each 500 by 500 metres in size.

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 100,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

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

As was the case for the Golden Promise and South Golden Promise Properties, the current poor state of the junior resource market precludes further expenditure on the Victoria Lake Property. As a result, the decision was made to cease funding this project and the property has since been dropped, as the original vendors did not want the property returned to them.

Labrador—Central Mineral Belt

-61 °
-60.5 °
-60 °
-59.5 °
55 °
54.5 °
Jet Metal Licences
Inuit Settlement Area
Labrador Inuit Lands
10
0
10
20
30
Kilometers
CMB Project Claims
Scale: 1:600,000
Projections: NAD83
Figure 1
August 14, 2014

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

In December 2011, the Company settled a dispute with Mr. Murphy regarding the timing of the advance royalty payments. See “Item 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal/Arbitration Proceedings – Litigation with Lewis Murphy.”  On December 5, 2011, the Company entered into a co-ownership agreement (the “Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement, the Amended and Restated Moran Lake and the Letter Agreement.  The Moran Lake Co-Ownership Agreement sets out that ownership of the CMB Property shall be as Tenants in Common in proportions of 90% the Company and 10% Mr. Murphy.  Mr. Murphy retained his 10% ownership in the CMB Property until such time as commercial production commences on the property. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production; the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property. In addition, any requirement to complete a bankable feasibility study has been irrevocably waived.

On November 1, 2013, the Company exercised its right under the Moran Lake Co-ownership Agreement to abandon the claims covered under the Agreement. As all the claims subject to the Agreement were abandoned, the Company subsequently terminated the Agreement and was discharged from any further obligations with respect to the Agreement.

The Company retains 100% ownership, subject to certain third party obligations, of 916 mineral claims that currently constitute it CMB Property.

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

This portion of central Labrador has a sub-Arctic climate, with strong seasonal contrasts marked by short cool summers and long cold winters.  Freeze-up typically begins in late October and lasts until early to mid-June.  Snow cover is relatively heavy and usually lasts seven to eight months.  Daytime temperatures during the winter typically range from -15º Celsius to -30º Celsius, while daytime summer temperatures typically range from 15º Celsius to 25º Celsius.

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

History

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited (“Brinex”), which conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958. In 1964, Mokta Co. Ltd. (“Mokta”) acquired a development license for the Moran Lake area and subsequently discovered uranium mineralization at Lady Lake, the site of the present C zone.  In following years, Mokta completed a considerable amount of prospecting, trenching and packsack drilling in the Moran Lake A, B and C zones. In 1969 however, Mokta allowed the development license to expire at which time the license was granted to Brinex, which did no further work on the property.

In 1976, the license was granted to Commodore Mining Company Limited (Commodore) which in turn optioned the property to Shell Canada Resources Limited (Shell).  During September of 1976, Shell performed geological, magnetometer and Track Etch surveys over the B Zone near Henry Lake and did preliminary geological mapping on the C zone.  This led to a 15 hole, 864 metre drill program to test the B Zone uranium mineralization during the winter of 1977.

In the summer of 1977, a full exploration program was carried out on the C Zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totaling eight holes and 497 metres. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September.  In the winter of 1978, Shell completed a 17 hole, 1,542 metre drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization.  The following summer’s exploration program consisted of VLF-EM, magnetometer and altimeter surveys over the entire C Zone, with a 15 hole, 1,581 metre drill program to test the uraniferous zones.  Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake.  This led to a 1979 winter drill program of 17 drill holes totaling 1,193 metres to explore the unconformity and what became later known as Lower C Zone.

In the summer of 1979, Shell undertook a review of its Moran Lake project.  Drill core from the Upper C zone (C-1 to C-35) was re-logged by one person and multiple samples were taken for thin section study and 30 element spectrographic analysis.  This work led to the appreciation that the rocks were extensively altered, that the identification of primary lithologies was in many cases dubious, that the uranium mineralization was associated with alteration and that there was a definable geometry to the alteration package.  The property was considered to have good uranium potential and an 8 hole, 1,400 metre drill program was proposed but never carried out as Shell abandoned its interest in the area due to a decline in uranium prices.

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

The Moran Lake Group unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren Creek Formation was deposited in a low energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200 metres up to 3,000 metres in thickness and is overlain conformably by a 100 metre to 300 metre thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern portion of the Moran Lake Property.

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

Exploration work on the property by us has included line cutting, airborne and ground geophysical surveys, lake sediment sampling, till geochemical and alpha track surveys, biogeochemical surveys, prospecting, limited hand trenching, mechanical trenching, geological mapping and diamond drilling.  An airborne radiometric and magnetic survey totaling 7,312 line kilometres covering the entire property was carried out by Fugro Airborne Surveys in 2005.  A supplemental airborne survey totaling 675 kilometres covering several claims acquired subsequent to the 2005 survey was carried out by Fugro in 2006.  In 2007, a helicopter supported electromagnetic and magnetic (HeliGEOTEM) survey totaling approximately 4,500 line kilometres was carried out over two different blocks on the property.  The ground geophysical surveys include gravity, induced potential (IP), and horizontal loop EM (Max-Min) surveys.  Follow-up of targets identified from interpretation of the various data has resulted in the discovery of several new showings and target areas, some of which have been drill tested as well as others that are being advanced to the drill ready stage.

Drilling

We launched our first drill program in February 2006, completing approximately 2,750 metres of drilling in 19 holes at the C Zone.  Further drilling using two drill rigs and totaling over 18,500 metres was carried out during the summer of 2006, followed by an additional 9,400 metres of drilling during the winter of 2007.  The 2007 summer program was our most aggressive program, with over 28,000 metres of drilling using three rigs.  This was followed by over 12,000 metres during the 2008 winter program.  The drilling programs focused on defining uranium mineralization at the C Zone, which represents the most advanced uranium target on the property, but also tested targets at Area 1, Armstrong, B Zone, Area 51, Moran Heights, Madsen Lake and Croteau Lake.

Our 2006 drill program totaled 21,486 metres and consisted of 137 holes, of which 58 tested the Upper C Zone and 10 tested the Lower C Zone.  The remainder of the holes tested seven other anomalies or showings on the property.  From late January 2007 to late April 2007, we carried out further drilling at the C Zone as well as limited drilling at Area 1 and the Armstrong and Dominion showings.  Total drilling in the winter of 2007 amounted to 9,410 metres in 34 holes.  At the C Zone, our 2007 winter drill program consisted of 8,211 metres in 26 holes.  Fifteen of the holes tested both the Upper and Lower C Zone, 6 holes (1,042 metres) tested the Upper C Zone only, and 5 holes (1,166 metres) tested the Lower C Zone.  The program expanded the C Zone mineralization along strike and to depth.  The program also included the intersection of the thickest and highest grades of uranium reported from the Lower C Zone.

The summer 2007 drill program totaled 28,745 metres in 121 holes.  Eighty-nine of those holes (15,727 metre) were targeting the C Zone, with the goal of upgrading and expanding the existing NI 43-101 resource.  Drilling intercepted the highest and thickest grades to date including 0.202% U3O8 over 22.4 metres as part of a wider zone grading 0.100% U3O8 over 46.3 metres in hole ML-122 and 0.100% U3O8 over 45.7 metres as part of a much wider interval that assayed 0.074% U3O8 over 71.3 metres in ML-87.  A total of 26 holes (2,820 metres) were drilled at Area 1 in the 2007 summer program and 6 holes (784 metres) at Croteau Lake.

Our 2008 winter drill program consisted of 55 holes totaling 12,198 metres.  Drilling was focused at Armstrong, which is believed to anchor the southern end of the same 4.5 kilometre long trend that hosts the C Zone to the north and Area 1 in the middle.  A total of 6,366 metres in 30 holes were drilled in this recently discovered zone, with highlights from ML-AR-26, which returned 0.20% U3O8 over 9.5 metres including 1.10% U3O8 over 1.6 metres.

In 2008 an updated resource estimate for the Upper and Lower C Zones was prepared based on drilling up to May 2008. In addition, resource estimates were prepared for two new zones of uranium mineralization discovered by the Company, these being the Trout Pond (Area 1) and Armstrong zones (the “2008 CMB Report”).  The mineral resource estimate included a total indicated resource for the Upper C Zone is 5.19 million pounds of U3O8 (6.92 million tonnes grading 0.034% U3O8). The Upper C Zone also contains additional resources in the inferred category which, when combined with the inferred resources in the Lower C Zone, Trout Pond and Armstrong zones total 5.83 million pounds of U3O8 (8.17 million tonnes grading 0.032% U3O8).  With the exception of the Lower C Zone, these estimates are reported at a block cut-off of 0.015% U3O8.  The cut-off grades are considered appropriate for the location and cost profile that can be expected for open pit mining.  In the case of the Lower C Zone, a cut-off grade of 0.035% U3O8 is used for reporting purposes, reflecting higher costs associated with underground mining.

The summer 2008 drill program consisted of 3,516 metres in 19 holes.  Eleven of the holes (2,035 metres) tested the C Zone, while 6 of the holes (1,276 metres) tested targets at Area 1 and two holes (205 metres) were drilled at Madsen Lake in the central portion of the CMB Property.

In December 2008, a previously unidentified zone of uranium mineralization, referred to as the “Apollo Zone” was discovered.  During the summer of 2008, follow-up prospecting of several anomalies identified in 2006 revealed significant uranium mineralization over a 500 metre strike length. The Apollo Zone returned grab samples assaying up to 0.50% U3O8 in outcrop and 0.20% U3O8 in local boulders. This new zone appears to lie along strike of the Boiteau Lake Showing (0.79% U3O8) announced by Bayswater Uranium Corp. in November 2008.  The Boiteau

Lake Showing lies very close to the Company/Bayswater property boundary and the trend is open along strike for the 7 kilometres between the showing and the Apollo Zone.  The Apollo Zone lies approximately 11 kilometres NE from the C Zone uranium resource and approximately 3 kilometres south of previously discovered Blue Star, where sampling by the Company in 2006 returned values of up to 1.37% U3O8 outcrop. To date on the Moran Lake property, we have completed 366 holes totaling over 65,000 metres.  One hundred and ninety-three holes have been drilled at the C Zone, 55 at Area 1, and 32 at Armstrong.  Several other areas have also been drill tested, including the B Zone, Moran Heights, Area 51, Croteau Lake, and Madsen Lake.  All programs have been helicopter supported producing BTW size drill core.

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

Two Time Prospect

Drilling on the Two Time prospect in 2012, was aimed at extending the deposit to the south and at depth. Drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization.

Firestone Project

Five holes, totalling 740 metres, tested the Ford showing, the northeast extension of the Firestone showing which had returned uranium values in 2011.  No significant mineralization was encountered.

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

Property Description and Location

The CMB-JV Project comprised 616 map-staked claims in several separate claim blocks located roughly 150 kilometres north of the town of Happy Valley – Goose Bay, Labrador.  Approximately half of the claims are contiguous with the Company’s 100% owned claims located near Moran Lake, while most of the remaining claims are situated south and southeast of the coastal community of Postville on Kaipokok Bay.

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

Drilling

Past drilling carried out on the CMB-JV Project has been focused on the ‘CMB-NW (Northwest)’ claim block, which is contiguous with the northern portion of the Company’s 100% owned CMB Project.  Diamond drilling carried out to date by Silver Spruce and Expedition totals 11,196 metres in 44 holes.  Highlights include 0.118% U3O8 over 28.00 metres in hole CMB-07-06, 0.101% U3O8 over 33.00 metres in hole CMB-07-14, and 0.112% U3O8 over 19.00 metres in hole CMB-07-34.

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

During the summers of 2009 and 2010, the Company carried out geological mapping, prospecting and sampling programs to evaluate priority targets generated from the airborne surveys.  Several new uranium showings were discovered and were followed up during the 2011 summer drilling program.

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

Wyoming – Bootheel and Buck Point Properties

N
Twentytwo
Mile
Draw
Twentymile
Draw
Elk
Horn
Draw
North
Negro
Gravel Pit
Landing Strip
Springs
Spring
Well
Pipeline
36
31
1
6
0
1
2
3
Miles
JETMETAL
Bootheel Property Outline
1:75,000
State Plane 4901
Datum: NAD83
August 14, 2014

On March 31, 2009, the Company acquired the Bootheel and Buck Point Properties in Wyoming, USA through the acquisition of Target via the Plan of Arrangement.

On June 7, 2007, Target, now a wholly owned subsidiary of the Company, entered into an agreement to form the Bootheel Project, LLC with Ur-Energy, Inc. (“URE”) whereby Target may acquire a 75% participating interest in two uranium properties, the Bootheel and Buck Point properties located in the Shirley Basin, Albany County, Wyoming (the “Bootheel Project”) by completing expenditures totalling US $3 million and issuing 31,250 common shares on or before June 7, 2011. Target earned its 75% interest in the property as all shares have been issued and US $3.1 million had been spent as of April 30, 2010.  As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and Target’s participating interest increased from 75% to approximately 81%.

Under Agreements dated February 5, 2008 between MJ Ranches Inc. (“MJ Ranches”) and Crosshair USA, as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sale price of uranium. Subsequent to the period end (in February, 2013) the private mineral lease and surface use agreements with MJ Ranches for a portion of the Bootheel property expired.  Negotiations to reach a new agreement with MJ Ranches, the terms of which would reflect current market conditions, were unsuccessful. Certain portions of the Mineral Resources included in Technical Report on the Bootheel property issued by the Company, dated February 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches. While the lines of communication remain open should MJ Ranches choose to reconsider their position, the Bootheel Project LLC has decided to move forward on the assumption that the MJ Ranches ground will not form part of the project.

Property Location

The Bootheel and Buck Point properties are located in Albany County on the southeast edge of the Shirley Basin approximately 60 miles southeast of Casper, Wyoming and 25 miles southeast of Medicine Bow.

The Bootheel property is currently comprised of 81 Federal lode mining claims and one 640 acre Wyoming State Mineral Lease, No. 0-040774. The lode mining claims control the subsurface mineral rights and are administered by the U.S. Bureau of Land Management (BLM).

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

Dames & Moore estimated a historical resource included in a report dated 1980, for parts of the property.  Nuclear Assurance Corporation (NAC) completed a study in 1982 reporting the reserves and resources.

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

In the summer 2011, the Company carried out an $860,000 exploration program, which consisted of 35,760 feet of drilling in 76 holes.  Hydrogeological tests and continued permitting were also completed.  A synthesis of all of these data in 2013 have enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel property. The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November, 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources.

Current Status

In light of the continuing downward pressure on the uranium price, as well as the overall poor state of the junior resource market, the Bootheel Project LLC decided to put the project on care and maintenance, enabling it to keep its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, mineral claims have been released that do not currently have any mineral resources identified on them, or any significant prospectivity to contain such resources. This action has reduced the total land package from 274 mineral claims and two State Leases to 81 mineral claims and one State Lease, with a subsequent reduction in the mineral claim filing fee owed of approximately 70%. This land claim reduction included dropping the 107 claims and one State lease which comprised the Buck Point property, as well as 86 claims from the Bootheel property. This action will allow the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. Once a substantial and sustained reversal in the state of the uranium price occurs, the Bootheel Project LLC will re-evaluate its options with respect to the best path forward to maximize the value of the project.

Wyoming – Juniper Ridge Property

On October 29, 2010, we signed a definitive agreement with Strathmore Resources Ltd. (“Strathmore”), a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge uranium property in return for stage cash payments and share issuances totalling US$4,450,000 and 2,750,000, respectively.

Since the signing of the agreement to acquire the Juniper Ridge Property, macroeconomic and world events have exerted significant downward pressure on the global uranium market. While the structure of the definitive agreement was appropriate at the time, it was unworkable under current market conditions. The Company and Strathmore engaged in extensive negotiations to attempt to restructure the agreement but a suitable resolution could not be achieved. As a result of this, management decided to terminate the agreement. Notice of this termination was sent to Strathmore on Friday, November 30, 2012. The Company has since completed the transfer of title to the Juniper Ridge Property back to Strathmore.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2014, 2013, and 2012 should be read in conjunction with our audited consolidated financial statements for the referenced periods and the notes thereto.  Our consolidated financial statements for the year ended April 30, 2014 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The functional currency of the Company and its subsidiaries is the Canadian Dollar and therefore our consolidated financial statements are reported in Canadian dollars.

Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on TSX Venture Exchange and the OTCQB.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the State of Wyoming USA on the following properties:

•	Central Mineral Belt properties located in Labrador, Canada

•	The Bootheel Project LLC located in Wyoming, U.S.A.

For fiscal year ended April 30, 2014, the Company reported a net loss of $3,967,283 or $0.60 per common share, compared with a net loss of $11,674,061 or $1.77 per common share for the prior fiscal year.   While figures have been prepared using IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2014, the Company reported a loss of $3,967,283 and as at that date had an accumulated deficit of $106,993,193. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Accounting Standards

The Company’s significant accounting policies are detailed in Note 3 to the accompanying annual audited consolidated financial statements for the year ended April 30, 2014.

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2014.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

5.A.           Operating Results

Results of Operations for the fiscal year ended April 30, 2014 compared to the fiscal year ended April 30, 2013

For the year ended April 30, 2014, the Company reported a net loss of $3,967,283 or $0.60 per common share, compared to a net loss of $11,674,061 or $1.77 per common share for the year ended April 30, 2013.

The Company did not issue any common shares during fiscal 2014 and as such, the weighted average number of common shares is the same as the total number of common shares outstanding as of April 30, 2014.  During the year ended April 30, 2014, the Company cancelled 183 common shares due to fractional rounding in connection with a share consolidation on the basis of one post-consolidated share for every ten pre-consolidated common share.

Expenses

Total expenses for the year ended April 30, 2014 were $3,898,339, representing a decrease of $8,014,636 compared to the prior year as a direct result of decreased overall Company activity during fiscal 2014.  All administrative expenses for the year ended April 30, 2014 decreased compared to the prior year with the exception of transfer agent and filing fees and are discussed below.

Audit and accounting fees of $22,775 (2013 - $124,087) decreased for the year ended April 30, 2014 compared to the prior year due to the Company incurring additional fees in the prior period in relation to Sarbanes-Oxley (“SOX”) compliance and additional tax filings.

Consulting expense of $Nil (2013 - $308,570), management fees of $142,533 (2013 - $411,368) and wages and salaries of $252,999 (2013 - $705,024) total $395,532 for fiscal 2014 (2013 - $1,424,962) which represents a total decrease of $1,029,430 compared to the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the

Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

Director fees of $Nil (2013 - $39,467) decreased by $39,467 compared to the prior year as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company during the prior year.

During the year ended April 30, 2014, the Company spent a total of $34,225 (2013 - $2,835,066) on exploration and evaluation expenditures, including $560 (2013 - $1,910,312) on exploration of the CMB Project, $33,681 (2013 - $66,619) on the Bootheel Project, $Nil (2013 - $47,265) on the Golden Promise Project, recovered $392 (2013 - $810,870 expense) on the Juniper Ridge Project and $376 on other projects (2013 - $Nil).  Exploration and evaluation expenses for the year ended April 30, 2014 primarily related to minimal administrative costs and recoveries to maintain claims and insurance policies on the Bootheel Project.  In addition, the Company incurred reclamation costs to reclaim the land on which the Bootheel Project sits.  The fiscal 2014 decrease in exploration and evaluation expense of $2,800,841 in exploration and evaluation expenditures compared to the prior year is due to the Company no longer pursuing the CMB, Golden Promise and Juniper Ridge projects as well as decreased activities on the Bootheel Project.

During the year ended April 30, 2014, the Company recorded an impairment of exploration and evaluation assets in the amount of $3,160,618 which relates to the CMB Project.  During the year ended April 30, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $6,043,241 relating to the Bootheel, Golden Promise and Juniper Ridge projects.

Insurance expense decreased from $51,415 for the year ended April 30, 2013 to $33,036 for the year ended April 30, 2014 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings as previously discussed.

Interest expense incurred during the year ended April 30, 2014 in the amount of $1,427 (2013 - $10,402) relates to non-cash accretion of the Company’s future reclamation provisions.  The decrease in interest expense of $8,975 is a result of the balance of future reclamation provisions decreasing during the year ended April 30, 2014.

Investor relations expense of $11,122 (2013 - $180,786), legal costs of $8,989 (2013 - $35,950), office and administrative expenses of $87,331 (2013 - $167,188), project development costs of $Nil (2013 - $66,471), rent of $40,632 (2013 - $123,066) and travel expenses of $252 (2013 - $48,547) all decreased compared to the prior year as a direct result of decreased overall Company activities, including fewer marketing initiatives, no new project development and closure of the Company’s office in Colorado during fiscal 2014.

During the year ended April 30, 2014, the Company recorded a recovery of $45,250 related to share-based compensation as a result of forfeitures of unvested stock options during the year. During the year ended April 30, 2013, the Company recorded share-based compensation of $626,364 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company’s cash flows.

Transfer agent and filing fees increased to $124,896 for the year ended April 30, 2014 compared to $109,625 for the prior year as a result of the Company voluntarily delisting its common shares from the NYSE MKT, transitioning from the TSX to the TSX Venture Exchange, changing its name and consolidating its common shares on a 10 for 1 basis during fiscal 2014.

Other Income (Expenses)

Other expenses amounted to $68,944 for the year ended April 30, 2014 compared to other income of $238,914 for the year ended April 30, 2013.

During the year ended April 30, 2014, the Company recorded finance income of $314 compared to $22,158 in the prior year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreasing cash and cash equivalents balance.  The Company also realized a gain on foreign exchange of $1,097 during fiscal 2014 compared to a gain of $465 during the prior year.

The Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  No such impairment loss was recorded during the prior year.

During the year ended April 30, 2014 the Company recorded an unrealized loss on marketable securities of $28,503 (2013 - $173,005) in relation to fair value adjustments for marketable securities the Company holds.

During the year ended April 30, 2013, the Company recorded a flow through premium in the amount of $428,712 in relation to flow through shares issued in prior years and attributable to the qualified exploration expenditures incurred.  The Company also recorded a loss on asset disposition of $39,416 during the year ended April 30, 2013.  No such transactions occurred during the year ended April 30, 2014.

Exploration and Evaluation Assets

During the year ended April 30, 2014, the Company did not incur any acquisition costs in relation to exploration and evaluation assets.  The Company recorded an impairment loss in the amount of $3,160,618 in relation to the CMB Project, as discussed above.

During the year ended April 30, 2013, the Company acquired exploration and evaluation assets of $224,816 representing the acquisition costs related to the various mineral claims held by the Company.

Working Capital

As at April 30, 2014, the Company had a working capital deficit of $716,619 compared to a working capital of $94,253 as at April 30, 2013.  The decrease in working capital of $810,872 was mainly due to increased amounts due to related parties and decreased cash and cash equivalents, fair value of marketable securities, amounts receivable and prepaid expenses.

Results of Operations for the fiscal year ended April 30, 2013 compared to the fiscal year ended April 30, 2012

For the year ended April 30, 2013, the Company reported a net loss of $11,674,061 or $0.18 per common share, compared to a net loss of $11,977,829 or $0.24 per common share for the year ended April 30, 2012.

Expenses

Total expenses for the current year were $5,869,734 or $5,882,200 lower than for fiscal 2012 as a direct result of decreases in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses, director fees, legal expenses, management fees, share-based compensation, travel expenses and transfer agent and filing fees.  The decrease in these expenses was partially offset by increases in audit and accounting expenses, project development costs, rent, and wages and salaries.

Audit and accounting expenses increased to $124,087 in fiscal 2013 compared to $93,554 in fiscal 2012 due to additional costs attributable to maintaining the Company’s Sarbanes-Oxley (“SOX”) compliance.

Consulting expense of $308,570 (2012 - $612,972), management fees of $411,368 (2012 - $498,890) and salaries and wages of $705,024 (2012 - $556,467) total $1,424,962 for fiscal 2013 (2012 - $1,668,329) which represents a total decrease of $243,367 from the previous year as a result of decreased Company activities and personnel providing services to the Company.

Exploration and evaluation expenses decreased to $2,835,066 in fiscal 2013 compared to $6,630,464 in fiscal 2012 as a direct result of decreased exploration and evaluation activities on all of the Company’s properties.  Exploration and evaluation expenses for fiscal 2013 relate primarily to the CMB Uranium/Vanadium Project and the Juniper Ridge Property.

During fiscal 2013, the Company also recorded an impairment of its exploration and evaluation assets of $6,043,241 related to the Bootheel, Golden Promise and Juniper Ridge projects.

Investor relations expense of $180,786 (2012 - $382,206), legal costs of $35,950 (2012 - $58,692), office and administrative expenses of $167,188 (2012 - $293,315), transfer agent and filing fees of $109,625 (2012 - $178,735) and travel expenses of $48,547 (2012 - $125,089) all decreased compared to fiscal 2012 as a direct result of decreased Company activities and fewer marketing initiatives during fiscal 2013

Project development costs increased to $66,471 in fiscal 2013 (2012 - $Nil) which relate to due diligence performed by the Company for its Letter of Intent with Wealth Minerals Ltd. for prospective uranium properties in Argentina.  The Letter of Intent with Wealth Minerals Ltd. was terminated in July 2013.

Share-based compensation expense decreased to $626,364 (2012 - $1,974,611) due to a decrease in recognition of share-based compensation expense according to vesting schedules of certain grants issued in 2011 and 2012. This expense had no effect on the Company’s cash flows.

Other Income (Expenses)

During the year ended April 30, 2013, the Company recorded an unrealized loss on marketable securities of $173,005 compared to a loss of $701,327 for the year ended April 30, 2012.  The Company also recorded a loss on the disposition of equipment of $39,416 compared to a gain of $1,898 on the disposition of equipment in fiscal 2012.  These other expenses were partially offset by the flow through premium in relation to the flow through shares issued in fiscal 2012 and  attributable to the qualified exploration expenditures incurred in fiscal 2013.  Finance income decreased in fiscal 2013 by $45,971 which relates to interest earned on excess cash on hand.

Exploration and Evaluation Assets

During the year ended April 30, 2013, the Company acquired exploration and evaluation assets of $224,816 compared to acquisitions of $1,411,455 during the year ended April 30, 2012.  During the year ended April 30, 2012, the Company was actively exploring various projects whereas the Company began to reduce its exploration operations during the year ended April 30, 2013 to conserve resources.

Working Capital

As of April 30, 2013, the Company had a working capital surplus of $94,253 compared with $5,466,961 as at April 30, 2012. The decrease of $5,372,708 was mainly due to cash used in operating activities of $4,834,152 and cash used in financing activities of $46,481.

Results of Operations for the fiscal year ended April 30, 2012 compared to the fiscal year ended April 30, 2011

For fiscal year ended April 30, 2012, the Company reported a net loss of $11,977,829 or $0.24 per common share, compared with a net loss of $4,077,470 or $0.10 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2012 increased to 50,377,698 from 41,193,459 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Share issuance in relation to acquisition of exploration and evaluation assets (1,925,627 common shares) in the 2nd, 3rd and 4th quarters of fiscal 2012
•	Various financings (16,379,400 common shares) completed in the 4th quarter of fiscal 2012

Expenses

Expenses for fiscal 2012 were $11,751,934, approximately 152% higher than in fiscal 2011 due primarily to an increase in exploration and evaluation expense, consulting fees, office and administration expenses, investor relation expenses and wages and salaries expense. The increase in these expenses was partially offset by a reduction in legal expenses. Increases in exploration and evaluation expense, consulting fees and wages and salaries caused an 89% increase in the overall loss, which was partially offset by a decrease from legal expense due to the settlement of a dispute involving the Company.

Exploration and evaluation expense for fiscal 2012 was 650% higher than in 2011 due largely to the drilling programs completed on the CMB Uranium/Vanadium Project, the CMB JV Project, and the Bootheel Project, as well as the Mineral Resource estimate completed on the Juniper Ridge Property and the updated Mineral Resource estimate completed on the Bootheel Project.

Consulting and management fees increased by 184%, as a direct result of increased Company activities, reflecting favorable conditions in the markets.

In addition, investor relations expenditures increased by 143% from fiscal 2011 due to increasing investor and public relations activities.

To fuel the Company’s continuous growth, the Company hired additional field workers which caused wages and salaries to increase by 55% in 2012.

Audit and accounting expenditures increased by 22% compared to fiscal 2011 when additional costs attributable to the transition to IFRS were incurred.

Other Income (Expenses)

Other expense increased in fiscal 2012 by $804,941 to an expense of $225,895 compared with recorded income of $579,046 for fiscal 2011.  The Company recorded an unrealized loss on marketable securities of $701,327 compared to a gain of $501,961 for the previous year.  This loss was partially offset by the flow through premium in relation to the flow through shares issued in fiscal 2012. The Company also realized a gain of $1,898 from the sale of capital assets in the fiscal 2012 compared to a loss of $110,291 in fiscal 2011.

Exploration and Evaluation Assets

During fiscal 2012, the Company acquired exploration and evaluation assets of $1,411,455 compared to $474,183 for fiscal 2011, representing the acquisition costs related to the various mineral claims held by the Company.

Working Capital

Working capital was $5,466,961 as at April 30, 2012 compared with $10,815,170 as at April 30, 2011. The decrease of $5,348,209 was mainly due to cash used in operating activities of $9,649,032, which was then partially offset by financing activities of the Company during fiscal 2012.

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2014, April 30, 2013 and April 30, 2012

As of April 30, 2014, the Company had cash and cash equivalents of $78,541 (April 30, 2013 - $596,450; April 30, 2012 - $5,446,298) and a working capital deficit of $716,619 (April 30, 2013 – working capital of $94,253, April 30, 2012 – working capital of $5,466,961).  Both the Company’s cash and cash equivalents balance and working capital have decreased significantly since fiscal 2012.  During the year ended April 30, 2012, the Company raised $6.5 million net proceeds from the sale of its common shares; and the funds raised were used to support exploration programs and general and administrative costs to date.

For the year ended April 30, 2014, cash used in operating activities amounted to $502,716 (2013 - $4,834,152; 2012 - $9,649,032).  The decrease in the cash used in operating activities for the past three years is reflective of decreased overall exploration activities as well as administrative costs.

Cash used in investing activities for the year ended April 30, 2014 amounted to $15,193 (2013 - $30,785 provided by investing activities; 2012 - $1,378,856 used in investing activities).  Investing activities for the year ended April 30, 2014 consisted of reclamation costs on the Bootheel Property, net of proceeds from the sale of marketable securities.  Investing activities for the year ended April 30, 2013 consisted of reclamation bonds returned to the Company, proceeds from the sale of equipment, net of exploration and evaluation asset acquisitions and equipment acquisitions.  Investing activities for the year ended April 30, 2012 consisted of acquisitions of exploration and evaluation assets, marketable securities, reclamation bonds and other exploration related payments, net of proceeds from the sale of equipment.

The Company did not incur any cash flows from financial activities during the year ended April 30, 2014 (2013 - $46,481 used in financing activities; 2012 – $6,542,601 provided by financing activities).  Investing activities for the year ended April 30, 2013 consisted of share issue costs paid in relation to the previous year’s financing.  During the year ended April 30, 2012, the Company raised $6,542,601 net proceeds from the sale of its common shares.

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

The Company currently is not subject to externally imposed capital requirements.

Financial Instruments

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in the notes to the accompanying consolidated financial statements. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2015.

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

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2014, the Company has accounts payable denominated in US dollars of US$57,654, cash of US$1,321 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,346.

Material Commitments

As of the most recent fiscal year end, the Company does not have any material outstanding commitments.

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

The major factors that caused significant variations in net loss were the recording of share-based payments expense for stock option vesting and impairment of exploration and evaluation assets based on a periodic review of such assets, both of which have no identifiable trend.

5.E.           Off-Balance Sheet Arrangements

Not applicable

5.F.           Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating Lease Obligation	$--	$--	$--	$--	$--
Total	$--	$--	$--	$--	$--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Age	Position
Mark J. Morabito 4	48	Executive Chairman
C. Stewart Wallis 1 2 3	70	Director
Jay Sujir1 2 3	56	Director
Chris Collingwood 5	67	Director
Derrick (Rick) Gill 5	68	Director
Sam Yik 6	49	Chief Financial Officer
Mark Ludwig 7	58	Chief Executive Officer and President
Chris Healey 8	67	Director
Jim Crawford 9	53	Chief Executive Officer, President and Director
Kate-Lynn Genzel 10	27	Chief Financial Officer
Mark Lotz 11	50	Director

1     Member of Audit Committee.
2     Member of Compensation Committee.
3     Member of Corporate Governance Committee.
4     Mr. Morabito resigned as Executive Chairman and was not re-elected as a Director, on August 29, 2013.
5     Messrs. Collingwood and Gill were not re-elected as Directors on August 29, 2013.
6     Mr. Yik resigned as CFO on January 13, 2014.
7     Mr. Ludwig resigned as President & CEO on June 7, 2013.
8     Mr. Healey resigned as a Director on March 31, 2014.
9     Mr. Crawford was appointed President & CEO on June 7, 2013 and was elected as a Director on August 29, 2013..
10     Ms. Genzel was appointed CFO on January 13, 2014.
11     Mr. Lotz was appointed a Director on April 1, 2014.

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

Mark J. Morabito was been our Executive Chairman from March 1, 2010 until August 29, 2013.   Mr. Morabito served as our Non-Executive Chairman from December 18, 2009 until his appointment as Executive Chairman on March 1, 2010.   He was also Chief Executive Officer from February 2003 until March 1, 2010 when Stewart Wallis was appointed to that position, and has been a Director since November of 1998.  Mr. Morabito also served as our President from February 2003 until February 18, 2008, when Paul Hosford was appointed to that position.  Mr. Morabito was re-appointed as President on October 21, 2008 following Mr. Hosford’s resignation from that position.  On March 31, 2009, Mr. Morabito ceased to be our President, when Stewart Wallis was appointed to that position in addition to being appointed Chief Executive Officer in 2010.

Until the time of his resignation as Executive Chairman on August 29, 2013, Mr. Morabito devoted approximately 30% of his time during a typical work week to our business.  Mr. Morabito serves on the board of directors of Excelsior Mining Corp. and Alderon Iron Ore Corp. He is also the Executive Chairman of Alderon Iron Ore Corp and the Executive Chairman of Excelsior Mining Corp.  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.  Mr. Morabito resigned as Executive Chairman and was not re-elected as a Director, on August 29, 2013.

C. Stewart Wallis, P.Geo., was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was re-appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis resigned as President and CEO of the Company on April 30, 2012.  Up to the time of his resignation as President and CEO of the Company, Mr. Wallis devoted substantially all of his time during a typical work week to our business.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis also serves on the boards of directors of Logan Resources Ltd. and SG Spirit Gold Inc.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Wallis continues to be a Director of the Company.

Jay Sujir has been a member of our Board of Directors since February 2003 and was appointed Non-Executive Chairman on August 29, 2013.  Mr. Sujir is currently the Chairman of the Board of Directors of Sunward Resources Ltd.  Mr. Sujir also serves on the boards of directors of Cannon Point Resources Ltd., Carlin Gold Corporation, Excelsior Mining Corp., NEMI Northern Energy & Mining Inc., Red Eagle Mining Corporation, Rio Silver Inc., Roughrider Exploration Limited, Slater Mining Corporation and Uracan Resources Ltd.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

Chris Collingwood served as a Director from October 2007 until August 29, 2013.  Mr. Collingwood received his BComm. from Memorial University of Newfoundland in 1970.   Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp., a privately held Newfoundland firm active in commercial and industrial real estate, Retail operations and Marine Activities, also having investments in a number of other Newfoundland companies.  Mr. Collingwood has previously served on the Audit Committee of Barclay's Bank of Canada, is a past Public Director of the Investment Dealers Association and serves on the Audit Committee of the Newfoundland & Labrador Center for Health Information. Mr. Collingwood was not re-elected as a Director at our Annual General Meeting on August 29, 2013.

Derrick (Rick) Gill served as a Director from May 2008 until August 29, 2013.  Mr. Gill has more than 30 years’ experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and director of Strategic Concepts Inc. (“SCI”), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.  He also serves on the board of directors of Brigus Gold Corp.  Mr. Gill received his BComm. in Accounting from Memorial University of Newfoundland in 1969.  Mr. Gill was not re-elected as a Director at our Annual General Meeting on August 29, 2013.

Sam Yik was appointed our Chief Financial Officer (“CFO”) on December 1, 2011.  Mr. Yik has over 20 years’ experience in financial management of public companies, including numerous energy and resource companies.  Prior to joining the Company, Mr. Yik was the Chief Financial Officer of Kobex Minerals Inc. from November, 2007 to November 2011, the Vice President, Corporate Finance & Investor Relations of GBS Gold International Inc. from August 2006 to October 2007, the Vice President, Corporate Development and Commercial Operations of Pine Valley Mining Corp. from March 2005 to July 2006, and a Commercial Manager with Methanex Corp. from 1994 to March 2005.   Mr. Yik received his Chartered Accountant (CA) designation in March 1992 and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Yik received his Bachelor of Commerce from the University of British Columbia in May 1989.  Mr. Yik resigned as our Chief Financial Officer on January 13, 2014.

Mark Ludwig was appointed Chief Executive Officer and President of the Company on April 30, 2012.  Prior to his appointment as Chief Executive Officer and President, Mr. Ludwig served as our Vice President and Chief Operating Officer (U.S.) from August 8, 2011 to April 30, 2012.  Mr. Ludwig devoted substantially all of his time during a typical work week to our business.   Prior to joining the Company, Mr. Ludwig was the Vice President of Operations of Neutron Energy. From 2005 to 2008 Mr. Ludwig was employed by Hecla Mining Company as a Senior Mining Engineer/Project Manager and later as Manager of Corporate Development. From 1984 until 2005 he worked in various positions with BHP Billiton including as a Senior Project and Mining Engineer.  Mr. Ludwig earned a Mining Engineering degree from the Colorado School of Mines and an MBA from Regis University.  Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013.

Chris Healey joined our Board of Directors on April 25, 2012.  Mr. Healey is a licensed professional geologist in British Columbia, Saskatchewan and Wyoming with over 40 years’ experience in the natural resources industry, with particular emphasis on uranium exploration and extraction. He has held senior positions with Cameco Corporation, the world's largest uranium producer, where he served for over 20 years and managed its US operations. Mr. Healey has both broad and deep experience in all aspects of resource mining, especially in the uranium sector with hand-on experience at a producing in-situ operation.  He has also worked on uranium projects around the world, including Canada, the United States, Paraguay, Kazakhstan, Mongolia, Australia and Malawi.  Until February 29, 2012, he was President and CEO of Titan Uranium Corp.  He was appointed President and CEO of Galaxy Graphite Corp. (formerly Galaxy Capital Corp.) on March 1, 2012.  Mr. Healey graduated with a Bachelor of Science degree in Geology from the University of Wales, Swansea in 1968. He also served as the national president of the Geological Society of Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Healey is also a Director of Galaxy Graphite Corp, Carmax Mining Corp and Ansell Capital Corp.  Mr. Healey resigned as a Director on March 31, 2014.

Jim Crawford was appointed President and Chief Executive Officer of the Company on June 7, 2013 and was elected as a Director of the Company on August 29, 2013.  He has also served as our Vice President, Corporate Development since September 2012.  Mr. Crawford devotes 50% of his time during a typical work week to our business.  Mr. Crawford has over 15 years’ experience in international mineral exploration and prior to joining the Company, he held a number of corporate and field-based positions including Manager, Investor Relations for Peregrine Diamonds; Field Manager for Kennecott Canada Exploration’s Western Canadian Coal Project; and Senior Mineralogist for Golden Star Resources in their Georgetown, Guyana office.  Mr. Crawford holds an MBA in finance from Pepperdine University and an M.Sc. in geology from Queen’s University.

Kate-Lynn Genzel was appointed our Chief Financial Officer on January 13, 2014.  Ms. Genzel began her career at a mid-sized accounting firm where she provided accounting, audit, tax and advisory services to both public and private entities, focussing on junior resource companies publically listed in Canada and the United States.  Ms. Genzel is also the Chief Financial Officer of SG Spirit Gold Inc.  Ms. Genzel received her Chartered Accountant (CA) designation in November 2012 and is a member of the Institute of Chartered Accountants of British Columbia.  Ms. Genzel received her Bachelor of Commerce (Honours) degree from the Sauder School of Business at the University of British Columbia in May 2010.

Mark Lotz joined our Board of Directors on April 1, 2014.  Mr. Lotz is a Chartered Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp.  He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange, the predecessor to the TSX Venture Exchange.  Mr. Lotz received his Chartered Accountant (CA) designation in September 1994 and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Lotz received his Bachelor of Business Administration from Simon Fraser University in June 1989.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2014, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2014

Name and Principal Position	Fiscal Year	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito 1 Executive Chairman and Director	2014	--	--	$100,000	--	--	--
Stewart Wallis Director	2013	--	--	--	--	--	--
Jay Sujir Director	2013	--	--	--	--	--	--
Chris Collingwood 2 Director	2014	--	--	--	--	--	--
Derrick Gill 3 Director	2013	--	--	--	--	--	--
Samuel Yik 4 Chief Financial Officer	2014	--	--	--	--	--	--
Mark Ludwig 5 Chief Executive Officer & President	2014	--	--	US$15,000	--	--	--
Chris Healey 6 Director	2014	--	--	--	--	--	--
Jim Crawford 7 Chief Executive Officer, President and Director	2014	--	--	--	--	--	--
Kate-Lynn Genzel 8 Chief Financial Officer	2014	--	--	--	--	--	--
Mark Lotz 9 Director	2014	--	--	--	--	--	--

1	Mr. Morabito was appointed Executive Chairman on March 1, 2010 and ceased to be Executive Chairman on August 29, 2013.
2	Mr. Collingwood ceased to be a director on August 29, 2013.
3	Mr. Gill ceased to be a director on August 29, 2013.
4	Mr. Yik ceased to be Chief Financial Officer on January 13, 2014.
5	Mr. Ludwig ceased to be Chief Executive Officer and President on June 7, 2013.
6	Mr. Healey ceased to be a director on March 31, 2014.
7	Mr. Crawford was appointed Chief Executive Officer and President on June 7, 2013 and elected a Director on August 29, 2013.
8	Ms. Genzel was appointed Chief Financial Officer on January 13, 2014.
9	Mr. Lotz was appointed a director on April 1, 2014.

Director Compensation

From May 1, 2011 until April 30, 2013, the Company had a formal director compensation program under which non-executive directors of the Company received an annual board retainer of $20,000 and a fee of $1,500 for each Board meeting attended, the Chair of the Audit Committee received an annual fee of $6,000 and each of the Chairs of the Compensation and other Committees of the Board received an annual fee of $2,500.  Each of the aforementioned fees was paid quarterly. In light of financial conditions faced by the Company, the Company cancelled its director compensation program for fiscal 2014.

Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Directors are also eligible to receive options to purchase Common Shares pursuant to the terms of the Company’s Stock Option Plan.

Employment and Consulting Agreements

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provided the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time.   Under the terms of the 2011 MJM Consulting Agreement, MJM received a monthly fee of $12,500 plus applicable taxes and was eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011 MJM Consulting Agreement, MJM was entitled to receive a lump sum payment equivalent to 12 months’ fees.  In the event of a change of control, MJM was entitled to receive the equivalent of 36 months’ fees.  On September 1, 2011, the Company entered into an Assignment Agreement with MJM as Assignor, MJM Consulting Corp. as Assignee and Morabito pursuant to which MJM assigned, transferred and set over to MJM Consulting Corp. all of the Assignor’s rights, interests, benefits, duties and obligations in and relating to the 2011 MJM Consulting Agreement.  The MJM Consulting Agreement was terminated on December 31, 2013.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the ‘L&A Consulting Agreement”) pursuant to which L&A provided the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and of a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A received a monthly fee of US$16,666 and was eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A received a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for L&A and Ludwig entering into the L&A Consulting Agreement, L&A received a lump sum payment of US$25,000.  In the event of termination of the L&A Consulting Agreement, L&A was entitled to receive a lump sum payment equivalent to three (3) months’ fees and benefits.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remained in full force and effect.  Upon the resignation of Mr. Ludwig on June 7, 2013, the L&A Consulting Agreement was terminated.

Post-Employment Compensation

No funds were set aside or accrued by us during Fiscal 2014 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of four directors, three of whom were elected at our annual general meeting of shareholders held on August 29, 2013 and one of whom was appointed a Director on April 1, 2014.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Stewart Wallis1	March 31, 2009
Jay Sujir	February 19, 2003
Jim Crawford	August 29, 2013
Mark Lotz	April 1, 2014

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was re-appointed as a director on March 31, 2009.

There are no service contracts with the Directors providing for benefits upon termination of employment.

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

The Audit Committee's Charter

Following is a copy of the charter of our audit committee:

Purpose

The Audit Committee (the “Committee”) is a committee of and appointed by the Board of Directors (the “Board”) of Jet Metal Corp. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

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

Composition and Meetings

1.
The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the British Columbia Securities Commission, the TSX Venture Exchange, the U.S. Securities and Exchange Commission, OTCQB, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities.

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

Responsibilities

Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited financial statements and interim financial statements of the Corporation to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“IFRS” as required) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements of the Corporation. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting policies, principles, practices, estimates, reserves and judgments of management with management and the external auditors, as and when the Committee deems it appropriate to do so, and shall satisfy itself that the annual audited financial statements are accurate, complete and represent fairly the Corporation’s financial position and performance and that the audit function has been effectively carried out.  If desirable, the Committee may engage the Corporation’s external auditors to carry out a review of the interim financial statements.

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

10.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within IFRS that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

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

Composition of the Audit Committee

The current members of our Audit Committee are Jay Sujir, Stewart Wallis and Mark Lotz.  Each of Mr. Sujir and Mr. Lotz is an independent director and financially literate.  Mr. Wallis is not considered independent due to his serving as Chief Executive Officer and President of the Company until his resignation on April 30, 2012.  Mr. Wallis is financially literate.

Relevant Education and Experience

Stewart Wallis.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis also serves on the boards of directors and audit committees of Logan Resources Ltd. and SG Spirit Gold Inc.  He is also the Chair of the audit committee of SG Spirit Gold Inc.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Jay Sujir.  Mr. Sujir is currently the Chairman of the Board of Directors of Sunward Resources Ltd.  Mr. Sujir also serves on the boards of directors of Cannon Point Resources Ltd., Carlin Gold Corporation, Excelsior Mining Corp., NEMI Northern Energy & Mining Inc., Red Eagle Mining Corporation, Rio Silver Inc., Roughrider Exploration Limited, Slater Mining Corporation and Uracan Resources Ltd.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.  He has served on the audit companies of various public companies and is currently the Chair of the audit committee of Excelsior Mining Corp.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LLB. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

Mark Lotz.  Mr. Lotz is a Chartered Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp.  He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange, the predecessor to the TSX Venture Exchange.  Mr. Lotz received his Chartered Accountant (CA) designation in September 1994 and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Lotz received his Bachelor of Business Administration from Simon Fraser University in June 1989.

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

External Auditor Service Fees

See Item 16.C. Principal Accountant Fees and Services.

Compensation Committee

We have established a Compensation Committee, which currently consists of Jay Sujir, Stewart Wallis and Mark Lotz.  The Compensation Committee does not operate pursuant to a written charter.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2014	0(1)	0(1)
April 30, 2013	0(1)	0(1)
April 30, 2012	0(1)	0(1)

1
Pursuant to the Management Services Agreement with King & Bay West dated October 1, 2010, King & Bay West provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.9 for a description of this agreement. As such, the Company no longer employs any full-time staff or temporary staff.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of April 30, 2014.  As of August 18, 2014, we had 6,578,035 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of August 18, 2014.  On September 17, 2013, the common shares of the Company were consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented are on a post-consolidated basis.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Mark J. Morabito 1	60,558 2	*
Stewart Wallis	53,150 3	*
Jay Sujir	20,850 4	*
Chris Collingwood 5	N/A	N/A
Derrick Gill 6	N/A	N/A
Sam Yik 7	N/A	N/A
Mark Ludwig 8	N/A	N/A
Chris Healey 9	N/A	N/A
Jim Crawford	5,000 10	*
Kate-Lynn Genzel 11	0	*
Mark Lotz 12	0	*
Directors and Executive Officers as a group	139,558	2.12%

*           Indicates less than one percent.
1	Mr. Morabito ceased to be Executive Chairman and a director on August 29, 2013.
2	Includes options to purchase 54,338 common shares exercisable within 60 days of August 18, 2014.
3	Includes options to purchase 50,000 common shares exercisable within 60 days of August 18, 2014.
4	Includes options to purchase 10,000 common shares exercisable within 60 days of August 18, 2014.
5	Mr. Collingwood ceased to be a director on August 29, 2013.
6	Mr. Gill ceased to be a director on August 29, 2013.
7	Mr. Yik ceased to be Chief Financial Officer on January 13, 2014.
8	Mr. Ludwig ceased to be Chief Executive Officer and President on June 7, 2013.
9	Mr. Healey ceased to be a director on March 31, 2014.
10           Includes options to purchase 5,000 common shares exercisable within 60 days of July 19, 2013.
11	Ms. Genzel was appointed Chief Financial Officer on January 13, 2014.
12	Mr. Lotz was appointed a director on April 1, 2014.

The following table presents the stock options granted to the aforementioned persons and unexercised as of August 18, 2014.  The stock options are for common shares.   On September 17, 2013, the common shares of the Company were consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented are on a post-consolidated basis.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito 2	Apr. 24, 2012 Dec. 21, 2010 Nov. 30, 2009	5,000 37,500 11,838	5,000 37,500 11,838	$3.80 $14.40 $8.80	Apr. 24, 2017 Dec. 21, 2015 Nov. 30, 2014

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Stewart Wallis	Apr. 24, 2012 Dec. 21, 2010 Jan. 6, 2010 Nov. 30, 2009	5,000 37,500 5,000 2,500	5,000 37,500 5,000 2,500	$3.80 $14.40 $8.40 $8.80	Apr. 24, 2017 Dec. 21, 2015 Jan. 6, 2015 Nov. 30, 2014
Jay Sujir	Dec. 21, 2010	10,000	10,000	$14.40	Dec. 21, 2015
Chris Collingwood 3	Dec. 21, 2010 Nov. 30, 2009	10,000 5,000	10,000 5,000	$14.40 $8.80	Dec. 21, 2015 Nov. 30, 2014
Derrick Gill 4	Dec. 21, 2010 Nov. 30, 2009	10,000 6,250	10,000 6,250	$14.40 $8.80	Dec. 21, 2015 Nov. 30, 2014
Sam Yik 5		0	0
Mark Ludwig 6		0	0
Chris Healey 7		0	0
Jim Crawford	Apr. 24, 2012	5,000	5,000	$3.80	Apr. 24, 2017
Kate-Lynn Genzel 8		0	0
Mark Lotz 9		0	0

1	Includes those options that are exercisable within 60 days of August 18, 2014.
2	Mr. Morabito ceased to be Executive Chairman and a director on August 29, 2013, however, still holds his options..
3	Mr. Collingwood ceased to be a director on August 29, 2013 and all options held by him will expire on September 28, 2014.
4	Mr. Gill ceased to be a director on August 29, 2013. All options held by him will expire on September 28, 2014.
5	Mr. Yik resigned as Chief Financial Officer on January 13, 2014 and all options held by him were cancelled on February 12, 2014.
6	Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013 and all options held by him were cancelled on July 7, 2013.
7	Mr. Healey ceased to be a director on March 31, 2014 and all options held by him were cancelled on April 30, 2014.
8	Ms. Genzel was appointed Chief Financial Officer on January 13, 2014.
9	Mr. Lotz was appointed a director on April 1, 2014.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated January 2, 2014 (the “Plan”).  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  On September 17, 2013, the common shares of the Company were consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented are on a post-consolidated basis. As at May 1, 2013, the beginning of the fiscal year ended April 30, 2014, there were 60,858 common shares available for grant and 315,591 common shares available for grant under the Plan as at April 30, 2014. During the fiscal year ended April 30, 2014, no stock options were granted.  During the fiscal year ended April 30, 2014, no stock options to purchase common shares were exercised and stock options to purchase an aggregate of 254,749 common shares were cancelled or expired.

Target Stock Options

As a term of the plan of arrangement between the Company and Target that was effective on March 31, 2009, all existing holders of options to purchase common shares in Target had their options exchanged for stock options of the Company that entitled the holder to exercise their Target options for common shares of the Company on the basis of 1.2 common shares of the Company for each Target option exercised (the “Target Exchanged Options”).    On September 17, 2013, the common shares of the Company were consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented are on a post-consolidated basis. During the fiscal year ended April 30, 2014, a total of 2,500 Target Exchange Options exercisable into a total of 3,000 common shares of the Company expired.  As at April 30, 2014, there were no Target Exchanged Options outstanding.

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

On August 18, 2014, we had 6,578,035 common shares issued and outstanding to approximately 251 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common shares are held in broker “street” names for the benefit of individual investors or other nominees.  Management believes that there are 71 shareholders of record located in the U.S., who own an aggregate of approximately 44.45% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2014 and the period from May 1, 2014 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2014, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a former director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2014, the Company incurred administrative/office costs of $303,832 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations to this management company for such services. In addition, the Company incurred key management personnel wages and salaries of $61,787 provided by the management company.  At April 30, 2014, $540,874 was still owing to this company included in due to related parties.

•	Management fees include $100,000 of fees paid or accrued to a private company owned by a former director and officer (Mark Morabito) of the Company, of which $91,875 was still owing at April 30, 2014.

•
During the year ended April 30, 2014, the amount of $45,936 was paid to a private company owned by a former officer (Mark Ludwig) of the Company included in consulting expense and wages and salaries, of which $Nil was still owing at April 30, 2014.

•	On June 9, 2014, the Company received a loan in the amount of $60,000 from King & Bay West. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment. The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the Company on May 1, 2011.

See our audited financial statements for the fiscal years ended April 30, 2014 and April 30, 2013 included under Item 18 of this annual report.

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

Legal/Arbitration Proceedings

The Company is not subject to any legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

8.B.           Significant Changes

Since April 30, 2014, the date of our most recent financial statements, no significant changes have occurred.

ITEM 9.	THE OFFER AND LISTING

9.A.           Offer and Listing Details

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.  Our common shares have traded on the TSX Venture Exchange since January 20, 2014 and were traded on the Toronto Stock Exchange before that date.  There are no differences in the high and low prices for our common shares on the TSX Venture Exchange and the Toronto Stock Exchange for the periods our common shares have traded on each Exchange.

Period	High	Low
August 1-18, 2014	$0.265	$0.175
Month ended July 31, 2014	$0.33	$.225
Month ended June 30, 2014	$0.28	$0.21
Month ended May 31, 2014	$0.37	$0.25
Month ended April 30, 2014	$0.43	$0.315
Month ended March 31, 2014	$0.53	$0.34
Month ended February 28, 2014	$0.60	$0.27

Fiscal quarter ended April 30, 2014	$0.60	$0.27
Fiscal quarter ended January 31, 2014	$0.435	$0.145
Fiscal quarter ended October 31, 2013	$0.285	$0.02
Fiscal quarter ended July 31, 2013	$0.08	$0.02
Fiscal quarter ended April 30, 2013	$0.18	$0.05
Fiscal quarter ended January 31, 2013	$0.185	$0.10
Fiscal quarter ended October 31, 2012	$0.24	$0.12
Fiscal quarter ended July 31, 2012	$0.45	$0.175

Fiscal year ended April 30, 2014 S	$0.60	$0.02
Fiscal year ended April 30, 2013	$0.45	$0.05
Fiscal year ended April 30, 2012	$0.99	$0.35
Fiscal year ended April 30, 2011	$2.80	$0.42
Fiscal year ended April 30, 2010	$1.44	$0.68

Our common shares began trading on the American Stock Exchange (now NYSE MKT) on May 7, 2007.  Effective July 1, 2013, our common shares were voluntarily delisted from NYSE MKT and transferred to the OTCQB The following table lists the high and low prices for our common shares on OTCQB and/or NYSE MKT for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal years.

Period	High	Low
August 1-18, 2014	$0.26	$0.15
Month ended July 31, 2014	$0.32	$0.21
Month ended June 30, 2014	$0.35	$0.19
Month ended May 31, 2014	$0.37	$0.23
Month ended April 30, 2014	$0.38	$0.28
Month ended March 31, 2014	$0.49	$0.31
Month ended February 28, 2014	$0.70	$0.26

Fiscal quarter ended April 30, 2014	$0.70	$0.26
Fiscal quarter ended January 31, 2014	$0.24	$0.13
Fiscal quarter ended October 31, 2013	$0.29	$0.02
Fiscal quarter ended July 31, 2013	$0.08	$0.02
Fiscal quarter ended April 30, 2013	$0.17	$0.05
Fiscal quarter ended January 31, 2013	$0.19	$0.10
Fiscal quarter ended October 31, 2012	$0.22	$0.12
Fiscal quarter ended July 31, 2012	$0.46	$0.17

Period	High	Low
Fiscal year ended April 30, 2014	$0.70	$0.02
Fiscal Year ended April 30, 2013	$0.46	$0.05
Fiscal Year ended April 30, 2012	$0.95	$0.33
Fiscal Year ended April 30, 2011	$2.81	$0.40
Fiscal Year ended April 30, 2010	$1.28	$0.56

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “JET”.   Our common shares also trade on OTCQB under the trading symbol “JETMF”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

10.C.           Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report and which are currently in effect.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”.  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time the common shares listed on a “designated stock exchange” (which includes the TSX-V and OTCQB) and if at any time in the five years immediately preceding the disposition (i)  25% or more of the issued shares of any class or series in our capital stock were owned by a shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with all such persons and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.

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

10.F.           Dividends and Paying Agents

Not applicable

10.G.           Statement by Experts

Not applicable

10.H.           Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

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

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. We incur certain costs in U.S. dollars. The fluctuation of the U.S. dollar in relation to the Canadian dollar will therefore have an impact upon our profitability and may also affect the value of our assets and the amount of shareholders’ equity.

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

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past, metal prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond our control. Our mineral properties are in the exploration phase and accordingly we are not generating any operating revenues and are therefore not subject to any short term volatility in the prices of metals. As we are in the exploration phase, the above factors have had no material impact on operations or income. We have not entered into any futures or forward contracts.

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2014 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mark Lotz, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F.  Mr. Lotz’s relevant education and experience is disclosed above in Items 6A and 6C above.  The Company’s Board of Directors has determined that Mr. Lotz is an independent director in accordance with the requirements of applicable Canadian securities laws.

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

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2014. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last two fiscal years is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2014/04/30	$40,800	$--	$6,500	$--
2013/04/30	$56,100	$23,460	$20,500	$Nil

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended April 30, 2014, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE
Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Auditors’ Report dated August 22, 2014

Consolidated Statements of Financial Position at April 30, 2014 and 2013

Consolidated Statements of Operations and Comprehensive Loss for the years ended

April 30, 2014 and 2013

Consolidated Statements of Cash Flows for the years ended

April 30, 2014 and 2013

Consolidated Statements of Changes in Equity for the years ended

April 30, 2014 and 2013

Notes to the Consolidated Financial Statements for the year ended

April 30, 2014

JET METAL CORP.

(FORMERLY CROSSHAIR ENERGY CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2014

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Jet Metal Corp.
(formerly Crosshair Energy Corporation)

We have audited the accompanying consolidated financial statements of Jet Metal Corp. (formerly Crosshair Energy Corporation), which comprise the consolidated statements of financial position as of April 30, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity, for the years ended April 30, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jet Metal Corp. (formerly Crosshair Energy Corporation) as at April 30, 2014 and 2013 and its financial performance and its cash flows for the years ended April 30, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Jet Metal Corp. (formerly Crosshair Energy Corporation) has suffered recurring losses from operations and has a net capital deficiency.  These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 22, 2014

JET METAL CORP. (FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT (Expressed in Canadian Dollars)

	APRIL 30, 2014	APRIL 30, 2013

ASSETS

Current assets
Cash and cash equivalents	$78,541	$596,450
Marketable securities (Note 4)	55,159	85,737
Receivables	4,161	20,830
Prepaid expenses	34,470	83,968
	172,331	786,985

Reclamation bonds (Note 6)	28,269	64,452

Equipment (Note 5)	91,016	113,770

Exploration and evaluation assets (Note 6)	2,509,791	5,670,409

	$2,801,407	$6,635,616

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$256,201	$324,898
Due to related parties (Note 11)	632,749	367,834
	888,950	692,732

Future reclamation provisions (Note 7)	19,267	37,161
	908,217	729,893
Equity
Capital stock (Note 9)	87,411,032	87,411,032
Reserves	21,475,351	21,520,601
Deficit	(106,993,193)	(103,025,910)
	1,893,190	5,905,723

	$2,801,407	$6,635,616

Nature of operations and going concern (Note 1)
Subsequent events (Note 16)

Approved on August 22, 2014 on behalf of the Board of Directors:

"Jay Sujir”	Director	“Stewart Wallis”	Director
Jay Sujir		Stewart Wallis

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2014	2013

EXPENSES
Audit and accounting	$22,775	$124,087
Consulting	-	308,570
Depreciation (Note 5)	22,754	26,338
Director fees	-	39,467
Exploration and evaluation (Note 6)	34,225	2,835,066
Impairment of exploration and evaluation assets (Note 6)	3,160,618	6,043,241
Insurance	33,036	51,415
Interest (Note 7)	1,427	10,402
Investor relations	11,122	180,786
Legal	8,989	35,950
Management fees	142,533	411,368
Office and administration	87,331	167,188
Project development costs	-	66,471
Rent	40,632	123,066
Share-based compensation (recovery) (Note 9)	(45,250)	626,364
Transfer agent and filing fees	124,896	109,625
Travel	252	48,547
Wages and salaries	252,999	705,024
	(3,898,339)	(11,912,975)

Finance income	314	22,158
Gain on foreign exchange	1,097	465
Impairment of reclamation bonds (Note 6)	(41,852)	-
Loss on asset disposition	-	(39,416)
Other income - flow through premium (Note 8)	-	428,712
Unrealized loss on marketable securities (Note 4)	(28,503)	(173,005)
	(68,944)	238,914
Loss and comprehensive loss for the year	$(3,967,283)	$(11,674,061)

Basic and diluted loss per common share	$(0.60)	$(1.77)

Weighted average number of common shares outstanding	6,578,035	6,578,218

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,967,283)	$(11,674,061)
Items not affecting cash:
Change in future reclamation estimates	(2,053)	-
Depreciation	22,754	26,338
Impairment of exploration and evaluation assets	3,160,618	6,043,241
Impairment of reclamation bonds	41,852	-
Interest	1,427	10,402
Loss on asset disposition	-	39,416
Other income – flow through premium	-	(428,712)
Share-based compensation (recovery)	(45,250)	626,364
Unrealized gain on foreign exchange	(5,669)	-
Unrealized loss on marketable securities	28,503	173,005
Non-cash working capital item changes:
Receivables	16,669	80,431
Prepaid expenses	49,498	15,292
Payables and accrued liabilities	(68,697)	65,947
Due to related parties	264,915	188,185
Net cash used in operating activities	(502,716)	(4,834,152)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	-	(224,816)
Acquisition of equipment	-	(45,554)
Proceeds from sale of equipment	-	8,648
Proceeds from sale of marketable securities	2,075	-
Reclamation costs incurred	(17,268)	-
Refund of reclamation bonds	-	292,507
Net cash provided by (used in) investing activities	(15,193)	30,785

CASH FLOWS FROM FINANCING ACTIVITIES
Share issue costs	-	(46,481)

Net change in cash and cash equivalents during the year	(517,909)	(4,849,848)

Cash and cash equivalents, beginning of year	596,450	5,446,298
Cash and cash equivalents, end of year	$78,541	$596,450
Cash and cash equivalents
Cash	$55,541	$556,070
Liquid short term investments	23,000	40,380
	$78,541	$596,450
Cash (paid) received for
Interest	$-	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares(1)	Amount	Reserves	Deficit	Total

Balance, April 30, 2012	6,578,218	$87,457,513	$20,894,237	$(91,351,849)	$16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation	-	-	626,364	-	626,364
Loss for the year	-	-	-	(11,674,061)	(11,674,061)

Balance, April 30, 2013	6,578,218	87,411,032	21,520,601	(103,025,910)	5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share-based compensation (recovery)	-	-	(45,250)	-	(45,250)
Loss for the year	-	-	-	(3,967,283)	(3,967,283)

Balance, April 30, 2014	6,578,035	$87,411,032	$21,475,351	$(106,993,193)	$1,893,190

(1)  During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (formerly Crosshair Energy Corporation) (the "Company" or “Jet Metal”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and the OTC Markets Group’s OTCQB Marketplace.  The Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to and began trading July 1, 2013 on the OTC Markets Group’s OTCQB Marketplace.  Subsequently, the Company voluntarily delisted its common shares from the Toronto Stock Exchange and its common shares were transferred to and began trading January 20, 2014 on the TSX Venture Exchange.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

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

As at April 30, 2014, the Company had a working capital deficit of $716,619 (2013 – working capital of $94,253) and a deficit of $106,993,193 (2013 – $103,025,910).  At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing, the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Critical Judgements

The preparation of these consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

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

Significant estimates made by management affecting the consolidated financial statements include:

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
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

b) Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended April 30, 2014 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 22, 2014.

c) Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

e) Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. (“Target”), Crosshair Energy USA, Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	In-active subsidiary

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
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

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
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

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

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

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements Adopted (continued)

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2014.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

Comparative Figures

Certain comparative figures have been reclassified in accordance with the current year’s presentation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (CZN)	Australian American Mining Corp. (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost

Balance at April 30, 2012 and 2013	$2,695,052	$97,024	$1,000,000	$3,792,076
Dispositions	(236,716)	-	-	(236,716)
Balance at April 30, 2014	2,458,336	97,024	1,000,000	3,555,360

Adjustments to Fair Value

Balance at April 30, 2012	(2,633,288)	(77,824)	(822,222)	(3,533,334)
Adjustment for the year	(44,117)	(6,666)	(122,222)	(173,005)
Balance at April 30, 2013	(2,677,405)	(84,490)	(944,444)	(3,706,339)
Adjustment for the year	240,895	(12,534)	(22,223)	206,138
Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)

Fair Value

At April 30, 2013	$17,647	$12,534	$55,556	$85,737
At April 30, 2014	$21,826	$-	$33,333	$55,159

During the year ended April 30, 2014, the Company exchanged 321,940 common shares of Messina Minerals Inc. for 54,565 common shares of Canadian Zinc Corporation as a result of the acquisition of Messina Minerals Inc. by Canadian Zinc Corporation.  Prior to this exchange, the Company sold 31,000 common shares of Messina Minerals Inc. for net proceeds of $2,075.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

5.   EQUIPMENT

Exploration Equipment

Cost

Balance at April 30, 2012	$379,293
Additions	45,554
Dispositions	(126,261)
Balance at April 30, 2013 and 2014	$298,586

Accumulated Depreciation

Balance at April 30, 2012	$236,675
Depreciation	26,338
Dispositions	(78,197)
Balance at April 30, 2013	184,816
Depreciation	22,754
Balance at April 30, 2014	$207,570

Net Book Value

At April 30, 2013	$113,770
At April 30, 2014	$91,016

6.   EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Total

Balance at April 30, 2012	$3,010,348	$2,515,422	$3,726,441	$1,410,842	$929,052	$11,592,105
Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Change in estimates of future reclamation provisions	(49,730)	(5,631)	-	(29,714)	(18,196)	(103,271)
Impairment	-	-	(3,727,724)	(1,401,128)	(914,389)	(6,043,241)
Balance at April 30, 2013	3,160,618	2,509,791	-	-	-	5,670,409
Impairment	(3,160,618)	-	-	-	-	(3,160,618)
Balance at April 30, 2014	$-	$2,509,791	$-	$-	$-	$2,509,791

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2014:

	CMB	Bootheel Project	Juniper Ridge	Other	Total

Administration (recovery)	$560	$34,673	$(392)	$-	$34,841
Permitting	-	-	-	376	376
Reclamation costs	-	10,921	-	-	10,921
Recovery – JV Partner	-	(11,913)	-	-	(11,913)
	$560	$33,681	$(392)	$376	$34,225

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2013:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Total

Administration	$10,434	$-	$45,981	$-	$44,902	$101,317
Drilling & trenching	731,850	-	13,433	-	328,080	1,073,363
Geology	1,456,437	-	35,816	24,524	339,683	1,856,460
Geophysics	11,591	-	-	-	44,918	56,509
Hydrology	-	-	271	-	-	271
Metallurgy	-	-	-	-	15,892	15,892
Permitting	-	-	-	-	37,395	37,395
Reclamation costs	-	-	-	22,741	-	22,741
Recovery – JV Partner	-	-	(28,882)	-	-	(28,882)
JCEAP(1) grant received	(150,000)	(150,000)	-	-	-	(300,000)
	$2,060,312	$(150,000)	$66,619	$47,265	$810,870	$2,835,066

(1) Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company previously issued 40,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement, the Company made a cash payment of $600,000 and issued 119,361 common shares. All litigation was discontinued and Mr. Murphy acknowledged that the Company’s 90% interest in the CMB Uranium/Vanadium Project vested and any requirement for a bankable feasibility study was irrevocably waived. The Company was required to make advance royalty payments of $200,000 per year commencing in November 2012.  Accordingly, the Company paid an advance royalty payment of $200,000 in November 2012.  Had the Company brought the Moran Lake Property into production, the advance royalty payments would have been deducted against any NSR owed to the original vendor of the property.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”) (continued)

Moran Lake Property (continued)

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.  As a result, the Company recorded an impairment of $2,484,868 to operations during the year ended April 30, 2014.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

During the year ended April 30, 2014, the Company abandoned these properties and recorded an impairment of $675,750 to operations in relation to the Otter and Portage Lake Properties.

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC, representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of $3,727,724 to operations.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise

Golden Promise Property

On April 29, 2009, the Company acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

The Company was to provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. The Company could extend the timeframe to complete the initial exploration program by 12 months upon issuing 6,250 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, the Company could elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   The Company could extend the timeframe to complete the additional exploration program by 12 months upon issuing 2,500 common shares to Paragon.  In the event that the Company did not complete the additional expenditure program within the required timeframe, the Company could purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013.

Southern Golden Promise (Victoria Lake)

The Company had earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total of 10,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

During the year ended April 30, 2014, the Company abandoned the Southern Golden Promise property.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”), to acquire the Juniper Ridge Uranium Property.  In order to acquire this property, the Company was required to make cash payments totalling US$4,450,000 (US$450,000 has been paid), and issue shares with a total value of US$2,750,000 (US$250,000 in shares has been issued).

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 55,251 common shares of the Company. On November 30, 2012, the Company announced that it terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013. The Company transferred the title to the Juniper Ridge Property back to Strathmore in February 2013.

Reclamation Bonds

As at April 30, 2014, the Company had outstanding reclamation bonds for the Bootheel Property and Juniper Ridge Property of US$25,800 (2013 - US$25,800) and $Nil (2013 - US$36,600), respectively, registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2014, the Company recorded an impairment of reclamation bonds in the amount of $41,852 due to collectability concerns in relation to properties that have been abandoned.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

7.   FUTURE RECLAMATION PROVISIONS

	April 30, 2014	April 30, 2013

Beginning balance	$37,161	$130,030
Change in estimates1	(2,053)	(103,271)
Interest	1,427	10,402
Reclamation expenses incurred	(17,268)	-
Ending balance	$19,267	$37,161

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at April 30, 2014, the Company has legal obligations associated with the Moran Lake property for cleanup costs. These costs are anticipated to be incurred through 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.   OTHER LIABILITY

	April 30, 2014	April 30, 2013

Beginning balance	$-	$428,712
Settlement of flow-through share liability on expenditures made	-	(428,712)
Ending balance	$-	$-

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as other income.

9.   CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the years ended April 30, 2014 or 2013.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

9.   CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrant activities during the years ended April 30, 2014 and 2013:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2012	2,242,246	$8.71
Expired	(1,325,000)	$10.04
Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-

As at April 30, 2014, there were no warrants outstanding.

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during years ended April 30, 2014 and 2013:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2012	660,012	$11.03
Forfeited	(35,000)	$7.39
Expired	(25,049)	$30.42
Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01

At April 30, 2014, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

56,625	56,625	$10.80	0.08	May 28, 2014(1)
28,088	28,088	$8.80	0.59	November 30, 2014
1,250	1,250	$8.00	0.64	December 21, 2014
11,250	11,250	$8.40	0.69	January 6, 2015
191,000	191,000	$14.40	1.64	December 21, 2015
10,000	10,000	$19.50	1.69	January 7, 2016
4,750	4,750	$11.20	1.92	April 1, 2016
39,250	39,250	$3.80	2.99	April 24, 2017
342,213	342,213

(1) Expired subsequent to the year ended April 30, 2014 (Note 16).

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

9.    CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the year ended April 30, 2014, the Company recognized a recovery of share-based compensation expense of $45,250 (April 30, 2013 – expense of $626,364) for options forfeited or vesting during the year, respectively.  No stock options were granted during the years ended April 30, 2014 and 2013.

10.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the years ended April 30, 2014 and 2013.

11.   RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with the following individuals or entities:

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

Remuneration attributed to key management personnel for the years ended April 30, 2014 and 2013 can be summarized as follows:

	April 30, 2014	April 30, 2013

Share-based compensation	$27,463	$405,876
Short-term benefits(1)	207,723	933,802
	$235,186	$1,339,678

(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company had a consulting agreement with the former Executive Chairman of the Company that provided for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.  This agreement was terminated by the former Executive Chairman of the Company as of December 31, 2013.

Other related parties

King & Bay West Management Corp. (“King & Bay West”): King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2014 and 2013 include the following:

	April 30, 2014	April 30, 2013

King & Bay West	$303,832	$1,234,170

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

11.   RELATED PARTY TRANSACTIONS (continued)

Other related parties (continued)

Amounts due to related parties as at April 30, 2014 included the following:

•	King & Bay West, controlled by the former Executive Chairman and insider of the Company - $540,874 (April 30, 2013 - $319,312)

•	MJM Consulting Corp., controlled by the former Executive Chairman and insider of the Company - $91,875 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

12.   INCOME TAXES

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2014	April 30, 2013

Loss for the year	$(3,967,283)	$(11,674,061)

Expected income tax recoverable at statutory rate	(1,002,000)	(2,919,000)
Permanent differences	(8,000)	82,000
Share issuance costs	-	(12,000)
Impact on change in statutory rates and different subsidiary tax rates and other	(555,000)	(513,000)
Impact on flow-through shares	-	649,000
Change in unrecognized deductible temporary differences	1,565,000	2,713,000
Total income tax recovery	$-	$-

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	April 30, 2014	Expiry Date Range	April 30, 2013

Temporary Differences

Exploration and evaluation assets	$44,272,000	No expiry date	$41,191,000
Investment tax credit	1,151,000	2029-2034	1,168,000
Equipment	513,000	No expiry date	544,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	396,000	2035-2038	774,000
Future reclamation provision	19,000	No expiry date	37,000
Marketable securities	3,500,000	No expiry date	3,706,000
Non-capital losses available for future period – Canada	22,576,000	2015-2034	21,476,000
Non-capital losses available for future period – United States	1,559,000	2029-2034	1,130,000

Tax attributes are subject to review and potential adjustment by tax authorities.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

13.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2014	April 30, 2013

Equipment

United States	$2,502	$3,128
Canada	88,514	110,642
	$91,016	$113,770

Reclamation bonds

United States	$28,269	$62,702
Canada	-	1,750
	$28,269	$64,452
Exploration and evaluation assets

Canada	$2,509,791	$5,670,409

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

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

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

15.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2015.

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

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2014, the Company has accounts payable denominated in US dollars of US$57,654, cash of US$1,321 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,346.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

16.    SUBSEQUENT EVENTS

The following reportable events occurred subsequent to year ended April 30, 2014:

•	On May 5, 2014, 1,000 stock options with an exercise price of $3.80 were forfeited (Note 9).

•	On May 28, 2014, 56,625 stock options with an exercise price of $10.80 expired (Note 9).

•	On June 7, 2014, 2,500 stock options with an exercise price of $8.40 and 7,500 stock options with an exercise price of $14.40 were forfeited (Note 9).

•	On June 9, 2014, the Company received a loan in the amount of $60,000 from King & Bay West, a related party. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.

•	The Company sold 54,565 common shares of Canadian Zinc Corporation for net proceeds of $21,544 (Note 4).

•	The Company sold 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $31,167 (Note 4).

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles – 2004

1.13(11)	Certificate of Name Change from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation dated October 28, 2011.

1.14	Certificate of Name Change from Crosshair Energy Corporation to Jet Metal Corp. dated September 17, 2013

2.1	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

3.1(8)	Voting Trust Agreement between Crosshair and Expedition dated April 27, 2010

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and Crosshair Exploration dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair dated March 1, 2005

4.6	Stock Option Plan dated as of January 2, 2014

4.7	Sample Stock Option Agreement

4.8(9)	Management Services Agreement with King & Bay West Management Corp. (formerly Forbes West Management Corp.) dated October 1, 2010

4.9(5)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.10(9)	Consulting Agreement with MJM Consulting and Mark J. Morabito dated March 1, 2011

4.11	[Intentionally left blank]

4.12(7)	Purchase and Sale Agreement between Crosshair and Expedition dated July 29, 2008

4.13(7)	Settlement and Release Agreement made among Expedition, Silver Spruce and Crosshair dated July 29, 2008

4.14(6)	Combination Agreement made among Crosshair, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.157)	Golden Promise Option and Joint Venture Agreement between Crosshair and Paragon dated April 8, 2009

4.16(7)	List of Crosshair Subsidiaries

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

Contiguous means adjacent.

Diamond Drill means a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diametre.

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

JET METAL CORP.

/s/ Jim Crawford

By:           Jim Crawford
Chief Executive Officer

Date: August 25, 2014

EXHIBIT 12.1

CERTIFICATION

I, Jim Crawford, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Jet Metal Corp.;

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

Date:  August 25, 2014

“Jim Crawford”
Jim Crawford
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Late-Lynn Genzel, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Jet Metal Corp.;

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

Date:  August 25, 2014

“Kate-Lynn Genzel”
Kate-Lynn Genzel
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Jim Crawford, Chief Executive Officer of Jet Metal Corp. (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2014 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  August 25, 2014

“Jim Crawford”
Jim Crawford
Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Samuel Yik, Chief Financial Officer of Jet Metal Corp. (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
the annual report on Form 20-F of the Company for the year ended April 30, 2014 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  August 25, 2014

“Kate-Lynn Genzel”
Kate-Lynn Genzel
Chief Financial Officer