Form 20-F
period 2015-04-30
Jet Metal Corp.
filed 2015-08-25
CIK 1287121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE S ECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

 None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:28,218,451

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 90

JET METAL CORP.
(the “Company” or “Jet Metal”)

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A.           Selected Financial Data

Our selected financial data for the fiscal years ended April 30, 2015, 2014, 2013, 2012 and 2011 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

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

The information for years ended April 30, 2015,  2014, 2013, 2012 and 2011 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).

	For the Year Ended April 30,
	2015	2014	2013	2012	2011
	IFRS 1	IFRS 1	IFRS 1	IFRS 1	IFRS 1
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(357,729)	$(3,967,283)	$(11,674,061)	$(11,977,829)	$(4,077,470)
Basic and Diluted Income (Loss) Per Share2 3	$(0.02)	$(0.60)	$(0.18)	$(0.24)	$(0.10)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)2 3	19,659,075	6,578,035	65,782,178	50,377,698	41,193,459
Period-end Shares (#)2 3	28,218,451	6,578,035	65,782,178	65,782,178	47,477,151
Working Capital (Deficit)	$2,099,399	$(716,619)	$94,253	$5,466,961	$10,815,170
Exploration and Evaluation Assets	$2,509,791	$2,509,791	$5,670,409	$11,592,105	$10,180,650
Long-Term Debt	$227,617	$19,267	$37,161	$558,742	$1,146,879
Capital Stock	$90,663,999	$87,411,032	$87,411,032	$87,457,513	$81,021,668
Shareholders’ Equity	$4,788,428	$1,893,190	$5,905,723	$16,999,901	$20,048,338
Total Assets	$5,325,176	$2,801,407	$6,635,616	$17,997,243	$21,545,974

1
The financial information for years ended April 30, 2015, 2014, 2013, 2012 and 2011 are prepared using the International Financial Reporting Standards (“IFRS”). The Company’s transition date was May 1, 2010.  The cumulative net loss under IFRS at April 30, 2015 is approximately $107 million.

2	Under IFRS, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.
3
On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2013, 2012 and 2011 are presented on the four to one post-consolidated basis.  On September 17, 2013, the common shares of the Company were further consolidated on a ten pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2015 and 2014 are presented on the ten to one post-consolidation basis.

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

Period		High (1)	Low (1)

July 2015		1.3060	1.2566
June 2015		1.2550	1.2209
May 2015		1.2485	1.1951
April 2015		1.2612	1.1954
March 2015		1.2803	1.2400
February 2015		1.2635	1.2403

	Average (2)
Fiscal year ended April 30, 2015	1.1570
Fiscal year ended April 30, 2014	1.0602
Fiscal year ended April 30, 2013	1.0054
Fiscal year ended April 30, 2012	0.9928
Fiscal year ended April 30, 2011	1.0138

The exchange rate was $1.3110 on August 19, 2015.

(1)   Means the intra-day high/low rate during the period.
(2)           Means the average of the noon day rates on the last day of each month during the period.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

3.D.	Risk Factors

We are subject to a number of risks due to the nature of our business, including our present exploration state.  The following describes the material risks that could affect us.

There has been significant economic uncertainty since the second half of 2008 and it has affected the Company’s operations.

The unprecedented events in global financial markets that have occurred since mid-2008 have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

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

These factors could have a material adverse effect on the Company’s financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2016.

No known reserves

Our properties are in the exploration stage and are without a known body of mineral reserves.

We have no mineral producing properties at this time. Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “reserves”. We have not defined or delineated any proven or probable reserves on any of our properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of uranium, and other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Our planned exploration programs may not result in profitable commercial mining operations

Our operations involve exploration, and there is no guarantee that any of our activities will result in commercial production of any mineral deposits.  The exploration for and development of mineral deposits involves significant financial and other risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Most exploration projects do not result in the discovery of commercially mineable deposits.  Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. Our planned exploration programs may not result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land  tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon our operations and/or our ability to receive an adequate return on our invested capital.  There is no certainty that our expenditures made towards the search and evaluation of uranium, and other minerals result in discoveries of mineral resources, mineral reserves or any other mineral occurrences, or in profitable commercial mining operations.

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

Fluctuations in prices of uranium, and other minerals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on our results of operations and financial condition.

We rely on a limited number of properties

Our only properties of interest are currently the Central Mineral Belt property in Labrador, and the Bootheel property in Wyoming, USA. As a result, unless we acquire additional property interests, any adverse developments affecting these properties could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

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

We face strong competition for the acquisition of mining properties

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, uranium and other minerals.  Many of these companies have greater financial resources, operational experience and technical capabilities than we do.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable, if at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

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

Future production from our mining properties, if any, is dependent upon the prices of uranium and other minerals being adequate to make these properties economically viable

Mineral and base metals prices received, if any, could be such that our properties cannot be mined at a profit.  The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, and other minerals. The price of uranium, and other minerals fluctuates widely and is affected by numerous factors beyond our control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of  substitutes, inventory levels and carrying charges.  With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production.  Future serious price declines in the market value of uranium, and other minerals could cause development of and commercial production from our properties to be impracticable.  Depending on the price of uranium, and other minerals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties.  Future production from our mining properties, if any, is dependent upon the prices of uranium, and other minerals being adequate to make these properties economically viable.

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

Exchange rate fluctuations may effectively increase our costs of exploration and production

Exchange rate fluctuations may affect the costs that we incur in our operations.  Uranium, and other minerals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars.  We also maintain a mineral exploration project in the United States that require payments to be made in U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

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

The market price of our common shares may experience substantial volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, and other minerals, or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.

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

We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2015 determined in accordance with IFRS is approximately $107 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.

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

As of August 19, 2015 we had 21,000 share purchase options, and 20,000,000 share purchase warrants outstanding.  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 28,218,451 to 48,239,451.  This represents an increase of 70.10% in the number of shares issued and outstanding and would result in some dilution to current shareholders.

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

The Company believes that it may be a “passive foreign investment company” for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors

The Company believes that it may have been classified as a passive foreign investment company (“PFIC”) for the taxable year ending April 30, 2015, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10.E. Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. holders should carefully read “Item 10.E. Taxation – U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income. U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.

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

On January 19, 2015, 20,000,000 warrants (“Warrants”) began trading on the TSX Venture Exchange under the symbol “JET.WT”.  The Warrants were issued on September 16, 2014 to accredited investors pursuant to a non-brokered private placement of units (“Units”) for gross proceeds of $3,000,000.  Each Unit comprised one common share and one Warrant, with each Warrant exercisable to acquire one common share at an exercise price of $0.25 for a period of five years following closing of the private placement.

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

Property Acquisitions

Since the beginning of fiscal 2015, we have acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2015, we have dropped a total of 558 mineral claims from the CMB project. The Company has reviewed its exploration and evaluation assets accordingly in its financial statements to reflect the above developments.

Capital Expenditures

Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:

Fiscal Year	Expenditures
Fiscal 2013	$224,816(1)
Fiscal 2014	$--(2)
Fiscal 2015	$--(3)

(1)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	200,000	--	1,283	20,000	3,533	--

(2)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

(3)           These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

We do not expect to incur any significant capital expenditures with respect to the Company’s existing properties for fiscal year 2016.  Our capital expenditures are financed through sales of our common shares.

Exploration and evaluation expenses

The Company recorded the following exploration and evaluation expenses in relation to its mineral properties:

Fiscal Year	Expenditures
Fiscal 2013	$2,835,066 (1)
Fiscal 2014	$34,225 (2)
Fiscal 2015	$21,481(3)

(1)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$731,850	$ --	$13,433	$ --	$328,080	$ --
Geology	1,456,437	--	35,816	24,524	339,683	--
Geophysics	11,591	--	--	--	44,918	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	15,892	--
Administration	10,434	--	45,981	--	44,902	--
Permitting	--	--	--	--	37,395	--
Hydrology	--	--	271	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	--	22,741	--	--
Pre-acquisition costs	--	--	--	--	--	--
JCEAP refunds	(150,000)	(150,000)	--	--	--	--
Recovery	--	--	(28,882)	--	--	--

(2)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$ --	$ --	$ --	$ --	$ --	$ --
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	560	--	34,673	--	(392)	--
Permitting	--	--	--	--	--	376
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	10,921	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(11,913)	--	--	--

(3)	These funds were spent as outlined below:
Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$ --	$ --	$ --	$ --	$ --	$ --
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	--	--	27,367	--	--	--
Permitting	--	--	--	--	--	--
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	1,925	--	--	--
Reclamation Costs	--	--	--	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(7,811)	--	--	--

4.B.           Business Overview

Corporate Development

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals).  We do not have any producing mineral properties at this time.  Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.  See “Item 4.D – Property, Plants and Equipment” below for a detailed description of the Company’s properties.

We are currently focusing our exploration and evaluation activities in the Province of Newfoundland and Labrador and the State of Wyoming on the following properties:

•	CMB property located in Labrador, Canada.

•	The Bootheel Project located in Wyoming, U.S.A.

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

Field work is prohibited on certain parts of the Bootheel Project due to the presence of sage grouse mating areas during the period March 15th to June 30th.

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

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our properties are located in the Province of Newfoundland and Labrador, Canada and Wyoming, USA.  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in shared office premises of approximately 10,630 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010 and September 16, 2014), we entered into a management services agreement with King & Bay West Management Corp. (“King & Bay West”) under which King & Bay West provides shared office space for the Company and other companies that King & Bay West provides management services to. As part of this agreement, King & Bay West has assumed the lease for the office facilities occupied by the Company.

National Instrument 43-101 Compliance

Except as otherwise indicated, C. Stewart Wallis, P.Geo., having a business address at 1419 133A Street, Surrey, British Columbia, V4A 6A2, a Director of the Company and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Mr. Wallis has consented to the inclusion of his name and the statements attributed to him in this Annual Report on Form 20-F.  Further information about the Company’s mineral properties can be found in the following technical reports which are available on SEDAR at www.sedar.com:

•
CMB Uranium Project: The Technical Report titled “Technical Report on the Central Mineral Belt (CMB) Property, Labrador Canada” dated April 16, 2015 (filed as an exhibit to our Form 6-K on April 17, 2015).

•
Bootheel Uranium Project: The Technical Report titled “Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project, LLC” dated May 20, 2015 (filed as an exhibit to our Form 6-K on June 24, 2015).

Newfoundland

Golden Promise Property and Agreements

The Company entered into the Golden Promise Option and Joint Venture Agreement dated April 8, 2009 between the Company and Paragon, pursuant to which it acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Work completed on the property to date confirmed the exploration prospectivity of the area, however, the current poor state of the junior resource market renders financing such early stage projects virtually impossible. As a result, the decision was made to drop this ground and expend no additional funds. The property has since been returned to the vendor.

South Golden Promise Property and Agreements

The South Golden Promise Property agreement included two separate blocks of licenses, South Golden Promise and Victoria Lake, which collectively covered 1,975 hectares in 79 map-staked claims,  each 500 by 500 metres in size.Under the terms of an agreement dated February 14, 2003 with Paragon, the Company earned a 60% interest in the South Golden Promise Property in consideration for issuing a total of 100,000 common shares and incurring a minimum of $1,750,000 in exploration expenditures.

As was the case with the Golden Promise project, work completed on the South Golden Promise project to date confirmed the exploration prospectivity of the area, however, the current poor state of the junior resource market renders financing such early stage projects virtually impossible. As a result, the decision was made, in conjunction with our JV partner to expend no additional funds on this project and to drop the  claims that constitute the South Golden Promise Property.

Victoria Lake Property and Agreements

Paragon acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats.  The vendors were entitled to a 2.5% Net Smelter Return.  Paragon could repurchase a 1.5% Net Smelter Return for $1,500,000 and had a right of first refusal with respect to the remaining 1.0%.  As of September 2005, Paragon completed its obligations under its option agreement with the vendors and held a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

As was the case for the Golden Promise and South Golden Promise Properties, the current poor state of the junior resource market precludes further expenditure on the Victoria Lake Property. As a result, the decision was made to cease funding this project and the property has since been dropped, as the original vendors did not want the property returned to them.

Labrador—Central Mineral Belt

N
Area shown
HAPPY VALLEY - GOOSE BAY
Newfoundland and Labrador
Quebec
Kanairiktok
McGrath
Lake
Postville
Bay
Kaipokok
Adlavik
Bk
River
Big
Lake
West Micmac
Lake
Anna Lake
River
018567M
019838M
Kaipokok
Michelin
White Bear
Lake
Lake
Ghost Lake
Two-Time Zone
Michinappi Lake
Standfords R
Moran Lake C-Zone
Jet Metal Claims
(License ID Labeled)
Significant Uranium Deposits
JET METAL
CMB Project
Property Claims Map
0
10
20
Kilometers
Otter
Lake
Nipishish
Lake
Scale 1:600,000
August , 2015

The Company has been conducting mineral exploration activities in the Central Mineral Belt of Newfoundland and Labrador since 2004. The Central Mineral Belt is a geological province comprising six Proterozoic sequences of volcanic, sedimentary and plutonic rocks ranging in age from about 2.0 to 1.3 billion years and include, from oldest to youngest, the Post Hill, Moran Lake, Aillik, Bruce River, Letitia Lake and Seal Lake Groups.  The Central Mineral Belt includes portions of 4 major tectonic provinces, these being the Nain, Makkovik and Grenville provinces, and the Hopedale Block of the Archean Nain Province. The Company’s initial foray into this area was through an option agreement with local prospector Lewis Murphy. This first property was referred to as the CMB property and was a focus of the Company’s activities from 2004 until 2012. The option agreement with Mr. Murphy was terminated on October 31, 2013. In addition to this initial property, during the summer of 2008 an opportunity arose such that the Company was able to acquire an interest in an adjacent property. This acquired interest was a component of an existing joint venture (JV) agreement between Expedition Mining Inc. (“Expedition”) and Silver Spruce Resources Inc. (“Silver Spruce”). As it was part of a pre-existing JV, with a separate JV-specific budget, it was kept separate from the original CMB property and was subsequently referred to as the CMB-JV property. From 2008 until 2012, the Company actively explored on both properties and continued to budget and report each separately. As a result of Silver Spruce exercising their non-participation right during the 2012 field season, their interest in the CMB-JV property was reduced to a 2% Net Smelter Return Royalty and the Company acquired 100% ownership of the entire property. With the termination of the JV and acquisition of 100% ownership of the property, there was no longer any need to budget and report the two properties separately. From the 2012 field season onward, the two properties were amalgamated under a single budget and henceforth referred to simply as the CMB project.

CMB Property and Agreement

As previously mentioned, in July 2008, the Company acquired a 60% interest in the property from Expedition by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition. The claims were part of a property agreement between Expedition and Silver Spruce, under which Expedition had earned a 60% interest.  The claims are host to the Two Time deposit.

Silver Spruce declined to participate in the 2012 exploration program and as a result, had its interest in the property diluted to a 2% Net Smelter Return Royalty. With the acquisition of 100% of this property and the dissolution of the JV agreement as a consequence of this dilution, there was no longer any need to budget and report the CMB and CMB-JV properties separately. From the 2012 field season onward, the two properties were amalgamated under a single budget and henceforth referred to simply as the CMB project.

Property Description and Location

The CMB Project comprises a total of 359 map-staked claims in 2 mineral licenses, covering a total area of 8,975 ha. The property is located in the Central Mineral Belt of Labrador, approximately 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay. In a direct line, the property is about 75 km from tidewater to the northeast. The undeveloped Michelin uranium deposit, owned by Paladin Energy Ltd., is approximately 65 km east-northeast of the Moran Lake Property.  The property area is within the Naskaupi Electoral District of Labrador.

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

The topography of the area consists of rolling highlands with maximum relief approaching 300m. The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with a thick intervening growth of alders. Almost everywhere there is a thick ground cover of moss. The valleys are steep sided at many locations and are often host to boggy ground with small ponds or lakes.

Property Geology

The CMB Project is situated within the Central Mineral Belt of Labrador which includes portions of 4 major tectonic provinces, these being the Nain, Makkovik and Grenville provinces, and the Hopedale Block of the Archean Nain Province.  The easternmost claims lie within the Makkovik Province, while the westernmost claims generally lie along the boundary between the Nain, Churchill and Grenville Province. The property is underlain by the Kanairitok Intrusive Suite has an approximate age of 2800 Ma and consists mainly of Archean gneiss, schistose metavolcanics and granitoids.  The main types of lithologies observed include monzodiorite (predominant unit), diorite, amphibolite and mafic dykes, pegmatites as well as more minor granites, monzonites and granodiorites.

Exploration

Initial exploration activities executed by Silver Spruce and Expedition included an airborne magnetic and radiometric survey covering the entire property. Interpretation of the data from this survey identified a high-priority radiometric anomaly. Much of the subsequent exploration activities were focused on follow-up investigations of this anomaly and included line cutting, ground scintillometer surveying, soil, till, lake, and stream sediment sampling, ground radon (RadonEx) surveying, prospecting, trenching, geological mapping, and diamond drilling.  The uranium mineralization identified from this concentrated exploration effort is referred to as the Two Time zone. This zone of mineralization is hosted within brecciated and fractured granitic to dioritic intrusive rocks of the Kanairiktok Intrusive Suite characterized by hematite, carbonate, and chlorite alteration.  A number of other showings and prospects have also been discovered on the property, including the Firestone Showing, Doucette, HF, J, F, and W occurrences.

Drilling

Prior to the Company acquiring Expedition’s 60% interest in the property, Silver Spruce and Expedition completed a total of 11,196 metres of drilling in 44 holes. Highlights include 0.118% U3O8 over 28.00 metres in hole CMB-07-06, 0.101% U3O8 over 33.00 metres in hole CMB-07-14, and 0.112% U3O8 over 19.00 metres in hole CMB-07-34.  The Silver Spruce/Expedition work on the Two Time zone culminated in a NI 43-101 compliant resource estimate of 2.33 million pounds of U3O8 (1.82 million tonnes grading 0.058% U3O8) in the indicated category and 3.73 million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8) in the inferred category using a cut-off grade of 0.03% U3O8. The Two Time zone remains open to depth and along strike to the south.

Subsequent to the Company acquiring its 60% interest in the property, it spent the 2009 and 2010 field seasons carrying out geological mapping, prospecting and sampling programs to evaluate priority targets generated from the earlier airborne surveys.  Several new uranium showings were discovered, with follow-up activity executed in the 2011 and 2012 field seasons.

Drilling on the Two Time zone in 2011 and 2012 successfully intersected mineralization in several holes, including drill hole CMB-12-49, indicating the mineralization is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization. Drilling on the Blue Star prospect tested coincident airborne geophysical and rock geochemical anomalies; four out of the ten holes drilled intersected uranium mineralization. The best hole was 3 metres of 0.05% U3O8. Five holes, totalling 740 metres, tested the northeast extension of the Firestone showing failed to intersect mineralization.

A revised Technical Report dated April 16, 2015, is available on Sedar (www.sedar.com).  The report confirmed the existing Two Time resource at a cut-off grade of 0.03% U3O8 as an Indicated Mineral Resource of 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8.  In addition, Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73 million pounds U3O8.

Wyoming – Bootheel Project

The Bootheel property is currently controlled by the Bootheel Project LLC and consists of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007 and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp. (“Target”), a wholly owned subsidiary of the Company, and Crosshair Energy USA, Inc. (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in the Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 12,500 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, the Company exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

N
430,000 mE
435,000 mE
440,000 mE
4,665,000 mN
4,660,000 mN
4,655,000 mN
4,650,000 mN
Spring
Twentytwo
Mile
Draw
Twentymile
Draw
North
Negro
Gravel Pit
Landing Strip
Horn
Draw
Elk
Pinto
Springs
Spring
Well
Pipeline
36
31
1
6
2168
2160
2182
2174
2137
2146
2193
2227
2200
2245
2189
0
1
2
3
Miles

JETMETAL

Bootheel Property Outline

1:75,000	State Plane 4901
Datum: NAD83	August 2015

Property Location

The Bootheel property is located in Albany County on the southeast edge of the Shirley Basin approximately 60 miles southeast of Casper, Wyoming and 25 miles southeast of Medicine Bow.

The Bootheel property currently comprises 81 Federal lode mining claims and one 640 acre Wyoming State Mineral Lease, No. 0-040774 totalling approximately 2,013 acres. The lode mining claims control the subsurface mineral rights and are administered by the U.S. Bureau of Land Management (BLM).

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

The Bootheel property specifically, was originally staked in 1958 by Kerr McGee Corp. In the subsequent decades the property has been explored by a number of different companies including Kerr McGee, Rocky Mountain Energy Corporation, Cherokee Exploration Inc., Uranium Resources and Development Company (“URADCO”), Nuclear Assurance Corporation, Cameco Corporation and Power Resources Inc. Total drilling on the property is estimated to be over 600,000 feet. The known uranium zones on the property remain open for expansion.

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

Exploration and Development

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claim but also include some historic data from the surrounding fee land.  In early 2009, the Bootheel Project LLC acquired additional data from Cameco which included historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  These data were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres).

A synthesis of all of these data enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel Property. Further details are found in the Technical Report dated May 20, 2015, available on Sedar (www.sedar.com).

While the above stated mineral resource estimates are encouraging, the continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to put the project on care and maintenance, enabling it to keep its expenditures to a minimum, while maintaining the integrity of its data and land package. A reversal in the deflated state of the uranium price, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

Wyoming – Juniper Ridge Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd. (“Strathmore”), a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge uranium property in return for stage cash payments and share issuances totalling US$4,450,000 and 2,750,000, respectively.

Since the signing of the agreement to acquire the Juniper Ridge Property, macroeconomic and world events have exerted significant downward pressure on the global uranium market. While the structure of the definitive agreement was appropriate at the time, it was unworkable under current market conditions. The Company and Strathmore engaged in extensive negotiations to attempt to restructure the agreement but a suitable resolution could not be achieved. As a result, management decided to terminate the agreement. Notice of this termination was sent to Strathmore on Friday, November 30, 2012. The Company has since completed the transfer of title to the Juniper Ridge Property back to Strathmore.

ITEM 4E.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended April 30, 2015, 2014, and 2013 should be read in conjunction with our audited consolidated financial statements for the referenced periods and the notes thereto.  Our consolidated financial statements for the year ended April 30, 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The functional currency of the Company and its subsidiaries is the Canadian Dollar and therefore our consolidated financial statements are reported in Canadian dollars.

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

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the State of Wyoming USA on the following properties:

•	CMB property located in Labrador, Canada

•	The Bootheel Project located in Wyoming, U.S.A.

For fiscal year ended April 30, 2015, the Company reported a net loss of $357,729 or $0.02 per common share, compared with a net loss of $3,967,283 or $0.60 per common share for the prior fiscal year.   While figures have been prepared using IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  As of April 30, 2015 the Company had working capital of $2,099,399 an accumulated deficit of $107,350,922. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

Accounting Standards

The Company’s significant accounting policies are detailed in Note 3 to the accompanying annual audited consolidated financial statements for the year ended April 30, 2015.

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2015.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

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

5.A.           Operating Results

Results of Operations for the fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014

For the year ended April 30, 2015, the Company reported a net loss of $357,729 or $0.02 per common share, compared to a net loss of $3,967,283 or $0.60 per common share for the previous year.  The decrease in net loss of $3,609,554 is discussed in detail below.

During the year ended April 30, 2015, the Company issued a total of 21,640,416 common shares of which 20,000,000 common shares were issued in connection with a private placement for gross proceeds of $3,000,000 and 1,640,416 were issued to settle related party debt.

Expenses

Total operating items for the year ended April 30, 2015 totaled $540,021, representing a decrease of $3,356,907 compared to the prior year primarily as a result of an impairment of exploration and evaluation assets recorded during the year ended April 30, 2014.  In addition, the Company experienced decreased overall activity during the year ended April 30, 2015.

The Company recorded audit and accounting fees of $7,024 for the year ended April 30, 2015 as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.  This recovery of professional fees was offset by accruals for annual audit and tax preparation services.  During the year ended April 30, 2014, the Company recorded audit and accounting fees of $22,775 relating to accruals for annual audit and tax preparation services.

Consulting expense of $3,415 (2014 - $Nil), management fees of $Nil (2014 - $142,533) and wages and salaries of $213,310 (2014 - $252,999) total $216,725 for the year ended April 30, 2015 (2014 - $395,532) which represents a total decrease of $178,807 compared to the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated which also contributed to decreased personnel costs.

During the year ended April 30, 2015, the Company incurred exploration and evaluation expenses in the amount of $21,481 (2014 - $34,225), including $21,481 (2014 - $33,681) on the Bootheel Uranium Project, $Nil (2014 - $560) on the CMB Project and $Nil (2014 – recovery of $16) on other projects.  The decrease in exploration and evaluation expense of $12,744 compared to the prior year is due to the Company pursuing fewer projects as well as the Bootheel Uranium Project land package being reduced.

During the year ended April 30, 2014, the Company relinquished a number of mineral claims that had formed a portion of the Central Mineral Belt Project and recorded an impairment of exploration and evaluation assets in the amount of $3,160,618.  No such impairment losses were recorded during the year ended April 30, 2015.

The Company earned finance income during the year ended April 30, 2015 in the amount of $17,599 (2014 - $314).  The increase in finance income of $17,285 for the year ended April 30, 2015 is due the Company completing financing for gross proceeds of $3,000,000 on September 16, 2014 and investing excess cash on hand in short-term investments.

During the year ended April 30, 2015, the Company recorded a foreign exchange loss in the amount of $4,059 (2014 – gain of $1,097) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

Insurance expense decreased from $33,036 for the year ended April 30, 2014 to $29,400 for the year ended April 30, 2015 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings.

Investor relations for the year ended April 30, 2015 increased to $15,058 from $11,122 incurred in the prior year.  The increase in investor relations of $3,936 for the year ended April 30, 2015 was a result of business development initiatives undertaken during the year subsequent to completing equity financing.  Investor relations expenses also include the cost of news releases, website maintenance and hosting, and printing.

During the year ended April 30, 2015, the Company incurred legal expenses of $11,814 compared to legal expenses of $8,989 during the prior year, an increase of $2,825.  During the year ended April 30, 2015, the Company incurred legal costs in relation to US securities matters and procedures to list the Company’s warrants for trading.  During the year ended April 30, 2014, the Company incurred legal costs in relation to the Company’s transition from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace.

Office and administration expenses for the year ended April 30, 2015 in the amount of $65,899 (2014 - $87,331), decreased by $21,432 compared to the prior year as a direct result of decreased overall Company activities.

Rent expense for the year ended April 30, 2015 amounted to $56,104 compared to $40,632 for the prior year.  The increase in rent expense in the amount of $15,472 for the year ended April 30, 2015 is attributable to changes in the usage of shared office facilities.

During the year ended April 30, 2015, the Company recorded share-based compensation of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the current year.

 During the year ended April 30, 2014, the Company recorded a recovery of share-based compensation of $45,250 as a result of forfeitures of unvested stock options during the year.  The recovery of share-based compensation expense had no effect on the Company’s cash flows.

Transfer agent and filing fees decreased to $110,088 for the year ended April 30, 2015 compared to $124,896 for the prior year, a decrease of $14,808. During the year ended April 30, 2014, the Company incurred increased costs as it transitioned from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace, changed its name and consolidated its common shares on a 10 for 1 basis.

Other Income (Expenses)

Other income for the year ended April 30, 2015 amounted to $182,292, compared to other expenses for the year ended April 30, 2014 of $70,355, as further detailed below.

The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the year ended April 30, 2015.

During the year ended April 30, 2015, the Company realized a gain on forgiveness and settlement of debt in the amount of $184,141 as a result of a debt settlement agreement between King & Bay West Management Corp. (“King & Bay West”), MJM Consulting Corp. and the Company.

During the year ended April 30, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $2,449 (2014 - $28,503) in relation to fair market value adjustments at year end.

During the year ended April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.

Exploration and Evaluation Assets

During the year ended April 30, 2015, the Company did not incur any acquisition costs in relation to exploration and evaluation assets.

During the year ended April 30, 2014, the Company did not incur any acquisition costs in relation to exploration and evaluation assets.  The Company recorded an impairment loss in the amount of $3,160,618 in relation to the CMB Project, as discussed above.

Working Capital

As at April 30, 2015, the Company had working capital of $2,099,399 compared to a working capital deficit of $716,619 as at April 30, 2014. The increase in working capital of $2,816,018 is primarily explained by the Company completing financing for net proceeds of $2,965,894 and entering a debt settlement agreement with two related parties during the year ended April 30, 2015.

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

Expenses

Total operating items for the year ended April 30, 2014 were $3,896,928, representing a decrease of $7,993,424 compared to the prior year as a direct result of decreased overall Company activity during fiscal 2014.  All administrative expenses for the year ended April 30, 2014 decreased compared to the prior year with the exception of transfer agent and filing fees and are discussed below.

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

During the year ended April 30, 2014, the Company recorded finance income of $314 compared to $22,158 in the prior year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreased cash and cash equivalents balance.

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

Other Income (Expenses)

Other expenses amounted to $70,355 for the year ended April 30, 2014 compared to other income of $216,291 for the year ended April 30, 2013.

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

Investor relations expense of $180,786 (2012 - $382,206), legal costs of $35,950 (2012 - $58,692), office and administrative expenses of $167,188 (2012 - $293,315), transfer agent and filing fees of $109,625 (2012 - $178,735) and travel expenses of $48,547 (2012 - $125,089) all decreased compared to fiscal 2012 as a direct result of decreased Company activities and fewer marketing initiatives during fiscal 2013.

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

5.B.           Liquidity and Capital Resources

Liquidity – April 30, 2015, April 30, 2014 and April 30, 2013

As of April 30, 2015, the Company had cash and cash equivalents of $2,350,202 (April 30, 2014 - $78,541; April 30, 2013 - $596,450) and working capital of $2,099,399 (April 30, 2014 – working capital deficit of $716,619; April 30, 2013 – working capital of $94,253).  Both the Company’s cash and cash equivalents balance and working capital increased during fiscal 2015 compared to the two previous years as a result of the Company raising $2,965,894 net proceeds from the sale of its common shares and debt restructuring.

For the year ended April 30, 2015, cash used in operating activities amounted to $405,290 (2014 - $502,716; 2013 - $4,834,152).  Cash used in operating activities was consistent for fiscal 2015 and fiscal 2014 as the Company continued to maintain decreased corporate and exploration activities compared to fiscal 2013.

Cash used in investing activities for the year ended April 30, 2015 amounted to $149,690 (2014 - $15,193; 2013 - $30,785 provided by investing activities).  Investing activities for the year ended April 30, 2015 consisted of acquisitions of property and equipment and investment in Voleo, Inc. net of cash provided by the proceeds from the sale of marketable securities held and the sale of property and equipment. Investing activities for the year ended April 30, 2014 consisted of reclamation costs on the Bootheel Property, net of proceeds from the sale of marketable securities.  Investing activities for the year ended April 30, 2013 consisted of reclamation bonds returned to the Company, proceeds from the sale of equipment, net of exploration and evaluation asset acquisitions and equipment acquisitions.

During the year ended April 30, 2015, the Company raised $2,965,894 net proceeds from the sale of its common shares, partially repaid a related party term loan in the amount of $39,253 and provided a security deposit in the amount of $100,000 for net cash from financing activities of $2,826,641. The Company did not incur any cash flows from financial activities during the year ended April 30, 2014.  Financing activities for the year ended April 30, 2013 consisted of share issue costs of $46,481 paid in relation to the previous year’s financing.

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

The Company currently is not subject to externally imposed capital requirements.

Financial Instruments

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Available-for-sale investment	Available-for-sale	Amortized cost
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s available-for-sale investment is measured at amortized cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

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

The Company manages liquidity risk through its capital management as outlined in the notes to the accompanying consolidated financial statements. As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

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

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2015, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,249 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $2,791.

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

5.G.           Safe Harbor

The Company seeks safe harbor for its forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

Name	Position
C. Stewart Wallis 1 2 3	Director
Jay Sujir4	Director
Jim Crawford 3	Chief Executive Officer, President and Director
Kate-Lynn Genzel	Chief Financial Officer
Mark Lotz 1 2	Director
Ken Brophy 1 2 3 5	Director
1       Member of Audit Committee.
2       Member of Compensation Committee.
3       Member of Corporate Governance Committee.
4       Mr. Sujir resigned as a Director on February 16, 2015.
5       Mr. Brophy was appointed a Director on February 16, 2015.

We are an exploration stage junior exploration company.  Our needs will be dependent upon our level of exploration programs and financial condition.  From 2006 to 2009, we entered into employment agreements with our senior officers and all of our full-time employees.  In August 2009, we began entering into consulting agreements with our senior management and currently have no consulting agreements or employment agreements in effect with senior management or full-time employees.  On January 1, 2010, we entered into a management services agreement with King & Bay West under which King & Bay West provides shared office, administration and payroll services to the Company and as of January 1, 2010, we do not employ any senior management or staff full-time.  The management services agreement was amended on October 1, 2010 and September 16, 2014.  See Item 7.B – Related Party Transactions and Exhibit 4.8 for a description of this agreement.

Set forth below are brief descriptions of recent employment and business experience of our directors and senior management.

C. Stewart Wallis, P.Geo., was a member of our Board of Directors from June 2003 until July 27, 2008.  Mr. Wallis was re-appointed to our Board of Directors and was appointed President of the Company on March 31, 2009.  On March 1, 2010 Mr. Wallis was appointed as our CEO.  Mr. Wallis resigned as President and CEO of the Company on April 30, 2012.  Up to the time of his resignation as President and CEO of the Company, Mr. Wallis devoted substantially all of his time during a typical work week to our business.  On February 16, 2015, Mr. Wallis was appointed Non-Executive Chairman of the Company.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis also serves as President and Director of Logan Resources Ltd.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Wallis continues to be a Director of the Company.

Jay Sujir, until his resignation as a Director and Non-Executive Chairman of the Company on February 16, 2015, had been a member of our Board of Directors since February 2003 and was appointed Non-Executive Chairman on August 29, 2013.  Mr. Sujir is currently the Chairman of the Board of Directors of Sunward Resources Ltd.  Mr. Sujir also serves on the boards of directors of Cannon Point Resources Ltd., Carlin Gold Corporation, Excelsior Mining Corp., NEMI Northern Energy & Mining Inc., Red Eagle Mining Corporation, Roughrider Exploration Limited, Slater Mining Corporation, Sunward Resources Ltd.  and Uracan Resources Ltd.  Mr. Sujir is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria, in Victoria, British Columbia, in 1981 and obtained his LL.B. from the University of Victoria in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno LLP and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

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

Ken Brophy joined our Board of Directors on February 16, 2015.  Mr. Brophy has over 18 years of experience in the mining and energy sectors with a focus on exploration and development stage projects in Canada. His experience within both the mineral exploration and energy industries includes Government relations, strategic planning for Environmental Assessments and sustainability requirements, which include regulatory compliance, Aboriginal, community and stakeholder engagement.  Mr. Brophy has been directly involved with the Company’s exploration activities for many years, most recently as the Director of Operations. In this role, he was responsible for all operational related activities including managing procurement obligations (i.e. diamond drilling, aircraft support, etc.), negotiating contracts and agreements, and all remote logistical requirements and maintenance programs. Mr. Brophy was actively involved in the permitting processes, responsible exploration and sustainability stewardship, and the implementation of the Company’s Health, Safety and Environment policies and procedures.

There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.           Compensation

Compensation of Executive Officers and Directors

The following table sets out the compensation information for the fiscal year ended April 30, 2015, for our directors and executive officers.

Compensation of Executive Officers/Directors in Fiscal 2015

Name and Principal Position	FiscalYear	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Stewart Wallis Director	2015	--	--	--	--	--	--
Jay Sujir 1 Director	2015	--	--	--	--	--	--
Jim Crawford Chief Executive Officer, President and Director	2015	--	--	--	--	--	--
Kate-Lynn Genzel Chief Financial Officer	2015	--	--	--	--	--	--
Mark Lotz Director	2015	--	--	--	--	--	--
Ken Brophy 2 Director	2015	--	--	--	--	--	--

1	Mr. Sujir resigned as a director effective February 16, 2015.
2	Mr. Brophy was appointed a director effective February 16, 2015.

Director Compensation

From May 1, 2011 until April 30, 2013, the Company had a formal director compensation program under which non-executive directors of the Company received an annual board retainer of $20,000 and a fee of $1,500 for each Board meeting attended, the Chair of the Audit Committee received an annual fee of $6,000 and each of the Chairs of the Compensation and other Committees of the Board received an annual fee of $2,500.  Each of the aforementioned fees was paid quarterly. In light of financial conditions faced by the Company, the Company cancelled its director compensation program in fiscal 2014.

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

Employment and Consulting Agreements

Currently, the Company does not have any employment or consulting agreements with executive officers or directors.

Post-Employment Compensation

No funds were set aside or accrued by us during fiscal 2015 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.

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

6.C.           Board Practices

The Board of Directors presently consists of four directors, three of whom were elected at our annual general meeting of shareholders held on December 1, 2014 and one of whom was appointed a Director on February 16, 2015.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of our directors was appointed a director of our company:

Name of Director	Director since
Stewart Wallis1	March 31, 2009
Jim Crawford	August 29, 2013
Mark Lotz	April 1, 2014
Ken Brophy	February 16, 2015

1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was re-appointed as a director on March 31, 2009.

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

Composition of the Audit Committee

The current members of our Audit Committee are Ken Brophy, Stewart Wallis and Mark Lotz.  Each of Mr. Brophy and Mr. Lotz is an independent director and financially literate.  Mr. Wallis is not considered independent due to his serving as Chief Executive Officer and President of the Company until his resignation on April 30, 2012.  Mr. Wallis is financially literate.

Relevant Education and Experience

Stewart Wallis.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis also serves as President and Director  and as a member of the audit committees of Logan Resources Ltd.   He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

Ken Brophy. Mr. Brophy is the President of Accession Management and Consulting Ltd., a private entity owned and controlled by him, which provides operational and sustainable development services, for mining companies predominately based in North America.  Mr. Brophy also serves on the board of directors and audit committee of Golden Raven Resources Ltd.  He is currently Vice President, Sustainable Development for Ram River Coal Corp., a private entity based in Vancouver.  From April 2004 to September 2009, Mr. Brophy also served as Director of Operations for the Company.

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

External Auditor Service Fees

See Item 16.C. Principal Accountant Fees and Services.

Compensation Committee

We have established a Compensation Committee, which currently consists of Stewart Wallis, Mark Lotz and Ken Brophy.  The Compensation Committee does not operate pursuant to a written charter.

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

6.D.           Employees

The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2015	0(1)	0(1)
April 30, 2014	0(1)	0(1)
April 30, 2013	0(1)	0(1)

1
Pursuant to the Management Services Agreement with King & Bay West dated September 16, 2014, King & Bay West provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.8 for a description of this agreement. As such, the Company no longer employs any full-time staff or temporary staff.

6.E.           Share Ownership

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of April 30, 2015.  As of August 19, 2015, we had 28,218,451 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of August 19, 2015.

Name	Number of Common Shares	Percent of Outstanding Common Shares
Stewart Wallis	203,1501	*
Jay Sujir 2	N/A	*
Jim Crawford	0	*
Kate-Lynn Genzel	0	*
Mark Lotz	0	*
Ken Brophy 3	211,630 4	*
Directors and Executive Officers as a group	414,780	*

*           Indicates less than one percent.
1	Includes warrants to purchase 100,000 common shares exercisable within 60 days of August 19, 2015.
2	Mr. Sujir resigned as a director effective February 16, 2015.
3	Mr. Brophy was appointed a director on February 16, 2015.
4	Includes options to purchase 11,000 common shares and warrants to purchase 100,000 common shares exercisable within 60 days of August 19, 2015.

The following table presents the stock options granted to the aforementioned persons and unexercised as of August 19, 2015.  The stock options are for common shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Stewart Wallis		0	0
Jay Sujir 2		0	0
Jim Crawford		0	0
Kate-Lynn Genzel		0	0
Mark Lotz		0	0
Ken Brophy 3	Apr. 24, 2012 Dec. 21, 2010	1,000 10,000	1,000 10,000	$3.80 $14.40	Apr. 24, 2017 Dec. 21, 2015

1	Includes those options that are exercisable within 60 days of August 19, 2015.
2	Mr. Sujir ceased to be a director on February 16, 2015 and all options held by him have been cancelled,
3	Mr. Brophy was appointed a director on February 16, 2015

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.

Stock Option Plan

We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated January 2, 2014 (the “Plan”).  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  As at May 1, 2014, the beginning of the fiscal year ended April 30, 2015, there were 315,591 common shares available for grant and 2,795,845 common shares available for grant under the Plan as at April 30, 2015. During the fiscal year ended April 30, 2015, no stock options were granted.  During the fiscal year ended April 30, 2015, no stock options to purchase common shares were exercised and stock options to purchase an aggregate of 316,213 common shares were cancelled or expired.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at August 19, 2015 no person beneficially owns or controls, directly or indirectly, 5% or more of the Company’s issued and outstanding common shares:

•	Mark J. Morabito (“Morabito”) is the beneficial owner, directly and indirectly, of 2,979,971 common Shares representing approximately 10.56% of the issued and outstanding common shares.

•	KCR, LLC (“KCR”) is the beneficial owner of 2,665,000 common shares representing approximately 9.41% of the issued and outstanding common shares.

•	Morabito Family Trust (“MFT”) is the beneficial owner of 2,000,000 Common Shares representing approximately 7.09% of the issued and outstanding common shares.

At May 1, 2012, Morabito or entities controlled by him held 135,480 common shares or 2.1% of the then issued and outstanding common shares.  From May 1, 2012 to April 30, 2014, Morabito or entities controlled by him acquired and disposed of common shares over the public market.  As at April 30, 2014, Morabito or entities controlled by him held 6,220 common shares or less than one-tenth of one percent of the then issued and outstanding common shares.   The issuance in fiscal 2015 of 2,973,751 common shares to Morabito or entities controlled by him, resulted in a significant change to the percentage ownership held by Morabito during the past three years.

Other than the issuance in fiscal 2015 of the above-noted common Shares to KCR and MFT, respectively, there have been no significant changes to the percentage ownership held by either KCR or MFT during the past three years.

All of our Common Shares, both, issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

On August 19, 2015, we had 28,218,451 common shares issued and outstanding to approximately 282 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common shares are held in broker “street” names for the benefit of individual investors or other nominees.  Management believes that there are 85 shareholders of record located in the U.S., who own an aggregate of approximately 17.34% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in “street” name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.

7.B.           Related Party Transactions

Other than as disclosed below, for the year ended April 30, 2015 and the period from May 1, 2015 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended April 30, 2015, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with King & Bay West (which was amended on October 1, 2010 and September 16, 2014) with a former director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2015, the Company incurred administrative/office costs of $299,470 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations to this management company for such services. In addition, the Company incurred key management personnel wages and salaries of $50,751 provided by King & Bay West.  At April 30, 2015, $312,886 was still owing to this company included in due to related parties.

•
On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp., a private company owned by a former director and officer (Mark Morabito) of the Company (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $225,152 payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313. The common shares were issued on December 9, 2014.  During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.

•	During the year ended April 30, 2015, the Company provided King & Bay West with a security deposit in the amount of $100,000 in accordance with the management services agreement.

The amounts due to the related parties are non-interest bearing.  With the exception of the term loan payable to King & Bay West, the amounts due to related parties have no fixed terms of repayment. The fair value of the amounts due to related parties approximate fair carrying value due to the short-term nature.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the Company on May 1, 2010.

See our audited financial statements for the fiscal years ended April 30, 2015 and April 30, 2014 included under Item 18 of this annual report.

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

8.B.           Significant Changes

Since April 30, 2015, the date of our most recent financial statements, no significant changes have occurred.

ITEM 9. THE OFFER AND LISTING

9.A.           Offer and Listing Details

Common Shares

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.  Our common shares have traded on the TSX Venture Exchange since January 20, 2014 and were traded on the Toronto Stock Exchange before that date.

Period	High	Low
August 1-19, 2015	$0.115	$0.08
Month ended July 31, 2015	$0.11	$0.08
Month ended June 30, 2015	$0.16	$0.10
Month ended May 31, 2015	$0.14	$0.10
Month ended April 30, 2015	$0.15	$0.10
Month ended March 31, 2015	$0.16	$0.12
Month ended February 28, 2015	$0.16	$0.12

Fiscal quarter ended April 30, 2015	$0.16	$0.10
Fiscal quarter ended January 31, 2015	$0.25	$0.12
Fiscal quarter ended October 31, 2014	$0.31	$0.15
Fiscal quarter ended July 31, 2014	$0.37	$0.15
Fiscal quarter ended April 30, 2014	$0.60	$0.27

Period	High	Low
Fiscal quarter ended January 31, 2015	$0.25	$0.12
Fiscal quarter ended October 31, 2014	$0.31	$0.15
Fiscal quarter ended July 31, 2014	$0.37	$0.15
Fiscal quarter ended April 30, 2014	$0.60	$0.27
Fiscal quarter ended January 31, 2014	$0.435	$0.145
Fiscal quarter ended October 31, 2013	$0.285	$0.02
Fiscal quarter ended July 31, 2013	$0.08	$0.02

Fiscal year ended April 30, 2015	$0.37	$0.10
Fiscal year ended April 30, 2014	$0.60	$0.02
Fiscal year ended April 30, 2013	$0.45	$0.05
Fiscal year ended April 30, 2012	$0.99	$0.35
Fiscal year ended April 30, 2011	$2.80	$0.42

The following table lists the high and low prices for our common shares on OTCQB for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal years.   Our common shares have traded on OTCQB since July 1, 2013 and were traded on NYSE MKT from May 7, 2007 to July 1, 2013.

Period	High	Low
August 1-19, 2015	$0.115	$0.08
Month ended July 31, 2015	$0.11	$0.08
Month ended June 30, 2015	$0.16	$0.10
Month ended May 31, 2015	$0.14	$0.10
Month ended April 30, 2015	$0.15	$0.10
Month ended March 31, 2015	$0.16	$0.12
Month ended February 28, 2015	$0.16	$0.12

Fiscal quarter ended April 30, 2015	$0.16	$0.10
Fiscal quarter ended January 31, 2015	$0.25	$0.12
Fiscal quarter ended October 31, 2014	$0.31	$0.15
Fiscal quarter ended July 31, 2014	$0.37	$0.15
Fiscal quarter ended April 30, 2014	$0.60	$0.27
Fiscal quarter ended January 31, 2014	$0.435	$0.145
Fiscal quarter ended October 31, 2013	$0.285	$0.02
Fiscal quarter ended July 31, 2013	$0.08	$0.02

Fiscal year ended April 30, 2015	$0.37	$0.10
Fiscal year ended April 30, 2014	$0.60	$0.02
Fiscal year ended April 30, 2013	$0.45	$0.05
Fiscal year ended April 30, 2012	$0.99	$0.35
Fiscal year ended April 30, 2011	$2.80	$0.42

Warrants

Our Warrants commenced trading on the TSX Venture Exchange on January 19, 2015.  The following table lists the high and low prices for our Warrants on the TSX Venture Exchange for the last six months the fiscal quarters ended January 31, 2015 and April 30, 2015 and the fiscal year ended April 30, 2015.  See “Item 4.A. History and Development of the Company – Introduction” and “Item 10.C. Material Contracts” for a description of the Warrants.

Period	High	Low
August 1-18, 2015	N/A 1	N/A 1
Month ended July 31, 2015	$0.05	$0.05
Month ended June 30, 2015	N/A 1	N/A 1
Month ended May 31, 2015	$0.05	$0.05
Month ended April 30, 2015	$0.05	$0.05
Month ended March 31, 2015	$0.05	$0.05
Month ended February 28, 2015	N/A 1	N/A 1

Fiscal quarter ended April 30, 2015	$0.05	$0.05
Fiscal quarter ended January 31, 2015	N/A1	N/A 1

Fiscal year ended April 30, 2015	$0.05	$0.05

1       No Warrants traded during these periods.

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “JET”.   Our common shares also trade on OTCQB under the trading symbol “JETMF”.  On January 19, 2015, our Warrants began trading on the TSX Venture Exchange under the trading symbol “JET.WT”.  There are currently no restrictions on the transferability of the common shares or Warrants under Canadian securities laws.

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

10.C.           Material Contracts

We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.
On September 16, 2014, we entered into a Warrant Indenture with Computershare Trust Company of Canada pursuant to which Computershare Trust Company of Canada agreed to act as Warrant Agent with respect to 20,000,000 Warrants issued to accredited investors pursuant to a non-brokered private placement of units (“Units”) for gross proceeds of $3,000,000.  Each Unit comprised one common share and one Warrant, with each Warrant exercisable to acquire one common share at an exercise price of $0.25 for a period of five years following closing of the private placement.  The Warrant Indenture is referenced as Exhibit 4.10 hereto.

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

10.E.           Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of the Company’s common stock for a shareholder who at all relevant times, (i) is resident in the U.S., is not resident or deemed to be resident in Canada and has not been or been deemed to be resident in Canada for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the “Convention”), (ii) is a “qualifying person” and is the beneficial owner of all dividends paid on the common shares for the purposes of the Convention, (iii) deals at arm's length and is not affiliated with the Company for the purposes of the Canadian Tax Act, and (iv) will acquire and hold the Company’s common shares as capital property for the purposes of the Canadian Tax Act.  Generally, the Company’s common shares will be considered to be capital property to the shareholder provided the shareholder does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in the Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Canadian Tax Act.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current published administrative practices of the Canada Revenue Agency.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to a shareholder of the Company and, except for the Tax Proposals, this summary does not take into account or anticipate any changes in the Canadian Tax Act, the Regulations or the administrative or assessing policies of the Canada Revenue Agency, whether by legislative, governmental or judicial decisions or action, nor does this summary take into account provincial, territorial or other foreign tax legislation or considerations, which may differ significantly from those discussed herein.  There can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all.

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

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid (including dividends deemed to have been paid) or credited to him or her by a corporation resident in Canada.  The Company is responsible for withholding and remitting this tax. The Convention generally limits the rate of withholding tax on dividends to 15% of the gross amount of such dividends paid to shareholders or, if the shareholder is a company that beneficially owns at least 10% of the voting stock of the payor corporation, 5% of the gross amount of the dividends.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common share of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and any reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One half of the amount, if any, by which capital gains exceed capital losses in a year (a “taxable capital gain”) is included in income for that year.  Where capital losses exceed capital gains in a year, one half of the excess may be deducted from a taxable capital gain realized by the shareholder in the three previous years or in any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”.  Common shares of the Company will be taxable Canadian property of a shareholder at any particular time the common shares are listed on a “designated stock exchange” (which includes the TSX-V) if, at that time or at any time in the five years immediately preceding that time, (i)  25% or more of the issued shares of any class or series in the Company’s capital stock were owned by one or any combination of the shareholder, persons with whom the shareholder did not deal at arm's length, and partnerships in which the shareholder or persons with whom the shareholder did not deal at arm's length hold a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.

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

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of the Common Shares, persons that hold the Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending April 30, 2015, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make one of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on such gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in such U.S. Holder’s holding period would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a qualified electing fund (a “QEF”) with respect to such U.S. Holder for the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The PFIC Annual Information Statement may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution.

If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions) by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

10.F.           Dividends and Paying Agents

Not applicable

10.G.           Statement by Experts

Not applicable

10.H.           Documents on Display

The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, all documents referred to in this Annual Report on Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Jet Metal Corp.
1240-1140 West Pender Street
Vancouver, British Columbia
V6E 4G1 Canada

The Company is required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

The Company "incorporates by reference" information that it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

10.I.           Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2015, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,249 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $2,791.

Interest Rate Sensitivity

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

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2015 was effective.

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Control Over Financial Reporting

Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2015. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last two fiscal years is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees4
2015/04/30	$22,500	$--	$7,750	$--
2014/04/30	$40,800	$--	$6,500	$--

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

The Company is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Auditors’ Report dated August 21, 2015

Consolidated Statements of Financial Position at April 30, 2015 and 2014

Consolidated Statements of Operations and Comprehensive Loss for the years ended

April 30, 2015, 2014 and 2013

Consolidated Statements of Cash Flows for the years ended

April 30, 2015, 2014 and 2013

Consolidated Statements of Changes in Equity for the years ended

April 30, 2015, 2014 and 2013

Notes to the Consolidated Financial Statements for the year ended

April 30, 2015

JET METAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2015

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Jet Metal Corp.

We have audited the accompanying consolidated financial statements of Jet Metal Corp., which comprise the consolidated statements of financial position as of April 30, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, cash flows, and changes in equity for the years ended April 30, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jet Metal Corp. as at April 30, 2015 and 2014 and its financial performance and its cash flows for the years ended April 30, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 21, 2015

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

JET METAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian Dollars)
	APRIL 30, 2015	APRIL 30, 2014

ASSETS

Current assets
Cash and cash equivalents	$2,350,202	$78,541
Marketable securities (Note 4)	-	55,159
Receivables	26,070	4,161
Prepaid expenses	32,258	34,470
	2,408,530	172,331

Available-for-sale investment (Note 5)	200,000	-

Exploration and evaluation assets (Note 7)	2,509,791	2,509,791

Deposit (Note 10)	100,000	-

Property and equipment (Note 6)	75,588	91,016

Reclamation bonds (Note 7)	31,267	28,269

	$5,325,176	$2,801,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$203,055	$256,201
Due to related parties (Note 10)	106,076	632,749
	309,131	888,950

Due to related party (Note 10)	206,810	-

Future reclamation provisions (Note 8)	20,807	19,267
	536,748	908,217
Equity
Capital stock (Note 9)	90,663,999	87,411,032
Reserves	21,475,351	21,475,351
Deficit	(107,350,922)	(106,993,193)
	4,788,428	1,893,190

	$5,325,176	$2,801,407

Nature of operations and going concern (Note 1)
Subsequent event (Note 16)

Approved on August 21, 2015 on behalf of the Board of Directors:

“Ken Brophy”	Director	“Stewart Wallis”	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2015	2014	2013

OPERATING ITEMS
Audit and accounting	$7,024	$22,775	$124,087
Consulting	3,415	-	308,570
Depreciation (Note 6)	18,428	22,754	26,338
Director fees	-	-	39,467
Exploration and evaluation (Note 7)	21,481	34,225	2,835,066
Finance income	(17,599)	(314)	(22,158)
Foreign exchange loss (gain)	4,059	(1,097)	(465)
Impairment of exploration and evaluation asset (Note 7)	-	3,160,618	6,043,241
Insurance	29,400	33,036	51,415
Interest (Note 8)	1,540	1,427	10,402
Investor relations	15,058	11,122	180,786
Legal	11,814	8,989	35,950
Management fees	-	142,533	411,368
Office and administration	65,899	87,331	167,188
Project development costs	-	-	66,471
Rent	56,104	40,632	123,066
Share-based compensation (recovery) (Note 9)	-	(45,250)	626,364
Transfer agent and filing fees	110,088	124,896	109,625
Travel	-	252	48,547
Wages and salaries	213,310	252,999	705,024
	(540,021)	(3,896,928)	(11,890,352)

Gain (loss) on asset disposal (Note 6)	600	-	(39,416)
Gain on forgiveness and settlement of related party debt (Note 10)	184,141	-	-
Impairment of reclamation bonds (Note 7)	-	(41,852)	-
Loss on marketable securities (Note 4)	(2,449)	(28,503)	(173,005)
Other income – flow through premium	-	-	428,712
	182,292	(70,355)	216,291
Net loss and comprehensive loss for the year	$(357,729)	$(3,967,283)	$(11,674,061)

Basic and diluted loss per common share	$(0.02)	$(0.60)	$(1.77)

Weighted average number of common share outstanding	19,659,075	6,578,035	6,578,218

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(357,729)	$(3,967,283)	$(11,674,061)
Items not affecting cash:
Change in future reclamation estimates	-	(2,053)	-
Depreciation	18,428	22,754	26,338
Forgiveness and settlement of related party debt	(184,141)	-	-
Impairment of exploration and evaluation assets	-	3,160,618	6,043,241
Impairment of reclamation bonds	-	41,852	-
Interest	1,540	1,427	10,402
Loss (gain) on asset disposal	(600)	-	39,416
Loss on marketable securities	2,449	28,503	173,005
Other income – flow through premium	-	-	(428,712)
Share-based compensation (recovery)	-	(45,250)	626,364
Unrealized gain on foreign exchange	(2,998)	(5,669)	-
Non-cash working capital item changes:
Receivables	(21,909)	16,669	80,431
Prepaid expenses	2,212	49,498	15,292
Payables and accrued liabilities	(53,146)	(68,697)	65,947
Due to related parties	190,604	264,915	188,185
Net cash used in operating activities	(405,290)	(502,716)	(4,834,152)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale investment	(200,000)	-	-
Acquisition of exploration and evaluation assets	-	-	(224,816)
Acquisition of property and equipment	(3,000)	-	(45,554)
Proceeds from sale of marketable securities	52,710	2,075	-
Proceeds from sale of property and equipment	600	-	8,648
Reclamation costs incurred	-	(17,268)	-
Refund of reclamation bonds	-	-	292,507
Net cash from (used in) investing activities	(149,690)	(15,193)	30,785

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit	(100,000)	-	-
Proceeds from private placement	3,000,000	-	-
Repayment of related party term loan	(39,253)	-	-
Share issue costs	(34,106)	-	(46,481)
Net cash from (used in) financing activities	2,826,641	-	(46,481)

Net change in cash and cash equivalents during the year	2,271,661	(517,909)	(4,849,848)

Cash and cash equivalents, beginning of the year	78,541	596,450	5,446,298
Cash and cash equivalents, end of the year	$2,350,202	$78,541	$596,450
Cash and cash equivalents
Cash	$127,202	$55,541	$556,070
Liquid short term investments	2,223,000	23,000	40,380
	$2,350,202	$78,541	$596,450
Cash (paid) received for
Interest	$991	$-	$-
Taxes	$-	$-	$-

Supplemental disclosures with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2012	6,578,218	$87,457,513	$20,894,237	$(91,351,849)	$16,999,901
Share issue costs - cash	-	(46,481)	-	-	(46,481)
Share-based compensation	-	-	626,364	-	626,364
Loss for the year	-	-	-	(11,674,061)	(11,674,061)

Balance, April 30, 2013	6,578,218	87,411,032	21,520,601	(103,025,910)	5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share-based compensation (recovery)	-	-	(45,250)	-	(45,250)
Loss for the year	-	-	-	(3,967,283)	(3,967,283)

Balance, April 30, 2014	6,578,035	87,411,032	21,475,351	(106,993,193)	1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs - cash	-	(34,106)	-	-	(34,106)
Common shares issued for debt	1,640,416	287,073	-	-	287,073
Loss for the year	-	-	-	(357,729)	(357,729)

Balance, April 30, 2015	28,218,451	$90,663,999	$21,475,351	$(107,350,922)	$4,788,428

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
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

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

The Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to and began trading July 1, 2013 on the OTC Markets Group’s OTCQB Marketplace. The Company also voluntarily delisted its common shares from the Toronto Stock Exchange and its common shares were transferred to and began trading January 20, 2014 on the TSX Venture Exchange.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows. The continuing operations of the Company are dependent upon the Company’s ability to continue to raise adequate financing and to commence profitable operations in the future. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at April 30, 2015, the Company had working capital of $2,099,399 (April 30, 2014 – working capital deficit of $716,619) and a deficit of $107,350,922 (April 30, 2014 – $106,993,193). Management has assessed that this working capital is sufficient for the Company to maintain its operations and activities for the upcoming fiscal year.

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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
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

Deferred Tax Assets and Liabilities

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

Recoverability of Exploration and Evaluation Assets

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

Useful Life of Property and Equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
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

b) Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended April 30, 2015 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 21, 2015.

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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
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

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. If fair value is not reliably measurable, available-for-sale financial assets are measured at amortized cost.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalent	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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
Storage containers 10%

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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

New Accounting Pronouncements Adopted

The following accounting standard was adopted as of May 1, 2014 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IAS 32, Financial Instruments: Presentation, were effective for annual periods beginning on or after January 1, 2014 and relate to offsetting financial assets and financial liabilities.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at April 30, 2015. The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

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

4. MARKETABLE SECURITIES

	Canadian Zinc Corp. (TSE: CZN)	Ausroc Metals Ltd. (formerly AusAmerican Mining Ltd.) (ASX: ARK)	Expedition Mining Inc. (CVE: EXU)	Total

Cost

Balance at April 30, 2013	$2,695,052	$97,024	$1,000,000	$3,792,076
Dispositions	(236,716)	-	-	(236,716)
Balance at April 30, 2014	2,458,336	97,024	1,000,000	3,555,360
Dispositions	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at April 30, 2015	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2013	(2,677,405)	(84,490)	(944,444)	(3,706,339)
Adjustment for the year	240,895	(12,534)	(22,223)	206,138
Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the year	2,436,510	-	966,667	3,403,177
Balance at April 30, 2015	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2014	$21,826	$-	$33,333	$55,159
At April 30, 2015	$-	$-	$-	$-

During the year ended April 30, 2015, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

During the year ended April 30, 2014, the Company exchanged 321,940 common shares of Messina Minerals Inc. for 54,565 common shares of Canadian Zinc Corporation as a result of the acquisition of Messina Minerals Inc. by Canadian Zinc Corporation. Prior to this exchange, the Company sold 31,000 common shares of Messina Minerals Inc. for net proceeds of $2,075.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

5. AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. (“Voleo”) at a price of $0.20 per common share for an aggregate purchase price of $200,000. Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors. It has built a functional prototype and designed a consumer version which is in development. Voleo expects to have its first product available for launch in 2016.

A director of Voleo is a significant shareholder of the Company.

6. PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2013 and 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at April 30, 2015	298,586	3,000	301,586

Accumulated Depreciation

Balance at April 30, 2013	184,816	-	184,816
Depreciation	22,754	-	22,754
Balance at April 30, 2014	207,570	-	207,570
Depreciation	18,203	225	18,428
Balance at April 30, 2015	225,773	225	225,998

Net Book Value

At April 30, 2014	$91,016	$-	$91,016
At April 30, 2015	$72,813	$2,775	$75,588

During the year ended April 30, 2015, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

7. EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Total

Balance at April 30, 2013	$3,160,618	$2,509,791	$5,670,409
Impairment	(3,160,618)	-	(3,160,618)
Balance at April 30, 2014 and 2015	$-	$2,509,791	$2,509,791

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

7. EXPLORATION AND EVALUATION ASSETS (continued)

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2015:

Bootheel Project

Administration	$27,367
Reporting	1,925
Recovery – JV Partner	(7,811)
$21,481

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2014:

	CMB	Bootheel Project	Other	Total

Administration (recovery)	$560	$34,673	$(16)	$35,217
Reclamation costs	-	10,921	-	10,921
Recovery – JV Partner	-	(11,913)	-	(11,913)
	$560	$33,681	$(16)	$34,225

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2013:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Total

Administration	$10,434	$-	$45,981	$-	$44,902	$101,317
Drilling & trenching	731,850	-	13,433	-	328,080	1,073,363
Geology	1,456,437	-	35,816	24,524	339,683	1,856,460
Geophysics	11,591	-	-	-	44,918	56,509
Hydrology	-	-	271	-	-	271
Metallurgy	-	-	-	-	15,892	15,892
Permitting	-	-	-	-	37,395	37,395
Reclamation costs	-	-	-	22,741	-	22,741
Recovery – JV Partner	-	-	(28,882)	-	-	(28,882)
JCEAP(1) grant received	(150,000)	(150,000)	-	-	-	(300,000)
	$2,060,312	$(150,000)	$66,619	$47,265	$810,870	$2,835,066

(1) Junior Company Exploration Assistance Program

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

7. EXPLORATION AND EVALUATION ASSETS (continued)

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

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

7. EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement was for five years with provision for two renewals. Payment for the initial five year term was US$252,651 paid in advance, increased for inflation for the renewal periods. The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013. On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions. Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc. Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of $3,727,724 to operations.

Golden Promise

Golden Promise Property

On April 29, 2009, the Company acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada from Paragon Minerals Corp. (“Paragon”). On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013.

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

During the year ended April 30, 2014, the Company abandoned the Southern Golden Promise property.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property. On November 30, 2012, the Company announced that it terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013.

Reclamation Bonds

As at April 30, 2015, the Company had outstanding reclamation bonds for the Bootheel Property of US$25,800 (April 30, 2014 - US$25,800) registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2014, the Company recorded an impairment of reclamation bonds in the amount of $41,852 due to collectability concerns in relation to properties that have been abandoned.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

8. FUTURE RECLAMATION PROVISIONS

	April 30, 2015	April 30, 2014

Beginning balance	$19,267	$37,161
Change in estimates1	-	(2,053)
Interest	1,540	1,427
Reclamation expenses incurred	-	(17,268)
Ending balance	$20,807	$19,267

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As of April 30, 2015 and 2014, the balance of future reclamation provisions relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7). Although the Company no longer has title to the Moran Lake Property, it anticipates to incur cleanup costs in the future. The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8%.

9. CAPITAL STOCK AND RESERVES

Common share and share purchase warrant issuances

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Note 10). This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187 (Note 10). This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25. The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.
There were no common share or share purchase warrant issuances during the years ended April 30, 2014 or 2013.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 1). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

9. CAPITAL STOCK AND RESERVES (continued)

Share purchase warrants

The following is a summary of warrant activities during the years ended April 30, 2013, 2014 and 2015:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2012	2,242,246	$8.71
Expired	(1,325,000)	$10.04
Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, April 30, 2015	20,000,000	$0.25

As at April 30, 2015, the Company had the following share purchase warrants outstanding:
Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	4.39	September 16, 2019

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the years ended April 30, 2013, 2014 and 2015:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2012	660,012	$11.03
Forfeited	(35,000)	$7.39
Expired	(25,049)	$30.42
Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(232,750)	$12.70
Expired	(83,463)	$10.10
Outstanding, April 30, 2015	26,000	$11.95

At April 30, 2015, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

20,000	20,000	$14.40	0.64	December 21, 2015
6,000	6,000	$3.80	1.99	April 24, 2017
26,000	26,000

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

9. CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. For the year ended April 30, 2015, the Company recorded share-based compensation expense of $Nil (April 30, 2014 – recovery of $45,250; April 30, 2013 – expense of $626,364) for options forfeited or vesting during the period. No stock options were granted during the years ended April 30, 2014 or 2015.

10. RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the consolidated financial statements not disclosed elsewhere in these consolidated financial statements are summarized below and include transactions with the following individuals or entities:

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

Remuneration attributed to key management personnel for the years ended April 30, 2015, 2014 and 2013 is summarized as follows:

	April 30, 2015	April 30, 2014	April 30, 2013

Share-based compensation	$-	$27,463	$405,876
Short-term benefits(1)	50,751	207,723	933,802
	$50,751	$235,186	$1,339,678
(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company had a consulting agreement with the former Executive Chairman of the Company that provided for a lump sum payment of $150,000 on termination by the Company or $450,000 in the event of a change of control of the Company. This agreement was terminated by the former Executive Chairman of the Company as of December 31, 2013 and as result, no termination payment was required to be paid by the Company.

Other related party transactions and balances

King & Bay West Management Corp. (“King & Bay West”): King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2015, 2014 and 2013 include the following:

	April 30, 2015	April 30, 2014	April 30, 2013

King & Bay West	$299,470	$303,832	$1,234,170

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (continued)

Deposit as at April 30, 2015 consists of a security deposit in the amount of $100,000 (April 30, 2014 - $Nil) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”). Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Amounts due to related parties as at April 30, 2015 included the following:

•
King & Bay West, controlled by the former Executive Chairman and insider of the Company - $312,886 (April 30, 2014 - $540,874). The amount due to King & Bay West consists of current and non-current amounts payable of $106,076 (April 30, 2014 - $540,874) and $206,810 (April 30, 2014 - $Nil), respectively. The non-current amount payable to King & Bay West becomes due on September 16, 2016.

•	MJM Consulting Corp., controlled by the former Executive Chairman and insider of the Company - $Nil (April 30, 2014 - $91,875).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”). Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company. These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698. In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company. These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313. The common shares were issued on December 9, 2014 (Notes 9 and 11).

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 (April 30, 2014 - $Nil) to the non-interest bearing two year term loan due to King & Bay West.

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The Company had the following significant non-cash transactions affecting cash flows from investing or financing during the year ended April 30, 2015:

•	On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 9 and 10).
•	On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West totaling $154,187 (Notes 9 and 10).
•	On September 16, 2014, the Company realized a gain on forgiveness and settlement of related party debt in the amount of $184,141 pursuant to the Debt Settlement Agreement (Note 10).

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the years ended April 30, 2014 or 2013.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

12. INCOME TAXES

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2015	April 30, 2014	April 30, 2013

Loss for the year	$(357,729)	$(3,967,283)	$(11,674,061)

Expected income tax recoverable at statutory rate	(93,000)	(1,002,000)	(2,919,000)
Permanent differences	(47,000)	(8,000)	82,000
Share issuance costs	(9,000)	-	(12,000)
Impact of different subsidiary tax rates and other	49,000	(614,000)	(513,000)
Change in unrecognized deductible temporary differences	125,000	1,565,000	2,713,000
Losses expired	19,000	-	-
Impact on flow-through shares	-	-	649,000
Adjustment to prior years provision versus statutory tax rates	(44,000)	59,000	-
Total income tax recovery	$-	$-	$-

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	April 30, 2015	Expiry Date Range	April 30, 2014

Temporary Differences

Exploration and evaluation assets	$44,447,000	No expiry date	$44,272,000
Investment tax credit	1,151,000	2028	1,151,000
Equipment	579,000	No expiry date	513,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	137,000	2036 - 2039	396,000
Future reclamation provision	21,000	No expiry date	19,000
Marketable securities	97,000	No expiry date	3,500,000
Allowable capital losses	1,703,000	No expiry date	-
Non-capital losses available for future period – Canada	22,444,000	2016 - 2035	22,576,000
Non-capital losses available for future period – United States	2,035,000	2028 - 2033	1,559,000

Tax attributes are subject to review and potential adjustment by tax authorities.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

13. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2015	April 30, 2014

Exploration and evaluation assets

Canada	$2,509,791	$2,509,791

Property and equipment

United States	$2,002	$2,502
Canada	73,586	88,514
	$75,588	$91,016

Reclamation bonds

United States	$31,267	$28,269

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

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s available-for-sale investment is measured at amortized cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured. The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Expressed in Canadian Dollars)

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

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

The Company manages liquidity risk through its capital management as outlined in Note 14. As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

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

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at April 30, 2015, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,249 and reclamation bonds of US$25,800. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $2,791.

16. SUBSEQUENT EVENT

The following reportable event occurred subsequent to the year ended April 30, 2015:

•	On May 15, 2015, 5,000 stock options with an exercise price of $3.80 were forfeited.

ITEM 19.  EXHIBITS

1.1(1)	Certificate of Incorporation dated September 2, 1966

1.2(1)	Memorandum dated August 31, 1966

1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967

1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975

1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994

1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994

1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999

1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004

1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004

1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004

1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005

1.12(1)	New Articles – 2004

1.13(9)	Certificate of Name Change from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation dated October 28, 2011.

1.14(10)	Certificate of Name Change from Crosshair Energy Corporation to Jet Metal Corp. dated September 17, 2013

2.1(10)	Specimen Common Share certificate

2.2(1)	Sample of Warrant Terms and Conditions

4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and the Company dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and the Company dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and the Company dated March 1, 2005

4.6(10)	Stock Option Plan dated as of January 2, 2014

4.7(10)	Sample Stock Option Agreement

4.8	Management Services Agreement with King & Bay West Management Corp. dated September 16, 2014

4.9(4)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008

4.10	Warrant Indenture between the Company and Computershare Trust Company of Canada dated September 16, 2014

4.11	[Intentionally left blank]

4.12(6)	Purchase and Sale Agreement between the Company and Expedition dated July 29, 2008

4.13(6)	Settlement and Release Agreement made among Expedition, Silver Spruce and the Company dated July 29, 2008

4.14(6)	Combination Agreement made among the Company, 0843540 B.C. Ltd. and Target dated January 28, 2009

4.15(6)	Golden Promise Option and Joint Venture Agreement between the Company and Paragon dated April 8, 2009

4.16(6)	List of Jet Subsidiaries

4.17(6)
The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007

4.18(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007

4.19(6)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.20(6)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.21(6)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008

4.22(6)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008

4.23(8)	Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448018 Exploration, Inc. dated October 29, 2010

4.24(9)	Moran Lake Co-Ownership Agreement between the Company and Lewis Murphy dated December 5, 2011

11.1(3)	Code of Ethics

12.1	Section 302 CEO Certification

12.2	Section 302 CFO Certification

13.1	Section 906 CEO Certification

13.2	Section 906 CFO Certification

15.1	Consent of Author – C. Stewart Wallis, P. Geo

15.2	Consent of Author – Hrayr Agnerian, M.Sc. (Applied), P. Geo

_________________

(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(4)	Filed as an exhibit to our Form 6-K filed April 16, 2008.
(5)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(6)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2010.
(8)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2011.
(9)	Filed as an exhibit to our Annual Report on Form 20-F filed July 24, 2012.
(10)	Filed as an exhibit to our Annual Report on Form 20-F filed August 25, 2014.

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

Date: August 25, 2015