Form 20-F
period 2016-04-30
Jet Metal Corp.
filed 2016-08-26
CIK 1287121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2016
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
Mark J. Morabito, Phone: (604) 681-8030, mmorabito@kingandbay.com Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of Exchange on which registered
Common Shares

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:                   28,218,451
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
☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐ Accelerated filer  ☐Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Index to Exhibits on Page 93

JET METAL CORP.
(the "Company" or "Jet Metal")

FORM 20-F ANNUAL REPORT

i

RESOURCE AND RESERVE ESTIMATES
The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" used in our disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the "CIM Standards"), adopted by the CIM Council on December 11, 2005. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC" or the "Commission") Industry Guide 7 under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
Canadian standards, including NI 43-101, differ significantly from the requirements of the Commission, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the Commission. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute "reserves" by the Commission's standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the Commission. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 20-F or in the documents incorporated by reference may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this document constitute "forward-looking statements" under applicable securities laws.  Forward-looking statements can be identified by the use of terminology such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," and statements that an action or event "may," "might," "could," or "should," be taken or occur, or other similar expressions. Forward looking statements contained in this document include, but are not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) details and goals of exploration activities; (iii) estimations of future costs and expenditures; (iv) currency fluctuations; (v) requirements for additional capital and the sufficiency of working capital; (vi) government regulation of mining operations; (vii) environmental risks; (viii) unanticipated reclamation expenses; and (ix) increases in mineral resource estimates. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:
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
Forward-looking information and forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further in "Item 3. Key Information—D. Risk Factors."  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law. Except as required by applicable regulations or by law, we do not undertake any obligation to publicly update or review any forward-looking statements whether as a result of new information, future events or otherwise.

FINANCIAL AND OTHER INFORMATION
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$").  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3.  KEY INFORMATION
3.A. Selected Financial Data
Our selected financial data for the fiscal years ended April 30, 2016, 2015, 2014, 2013 and 2012 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Professional Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Chartered Professional Accountants of Canada.
The selected financial data should be read in conjunction with and is qualified in its entirety by reference to the financial statements and notes thereto included elsewhere in this Annual Report.
To date, we have not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  We have financed our operations principally through the sale of our equity securities.  While we believe we have sufficient capital and liquidity to finance current operations, nevertheless, our ability to continue operations is dependent on our ability to obtain additional financing.  See "Item 3. Key Information—D. Risk Factors."
The information for years ended April 30, 2016, 2015, 2014, 2013 and 2012 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards ("IFRS").

	For the Year Ended April 30,
	2016	2015	2014	2013	2012
	IFRS [1]	IFRS [1]	IFRS [1]	IFRS [1]	IFRS [1]
Revenue	--	--	--	--	--
Income (Loss) for the Period	$(3,118,609)	$(357,729)	$(3,967,283)	$(11,674,061)	$(11,977,829)
Basic and Diluted Income (Loss) Per Share2 3	$(0.11)	$(0.02)	$(0.60)	$(0.18)	$(0.24)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)2 3	28,218,451	19,659,075	6,578,035	65,782,178	50,377,698
Period-end Shares (#)2 3	28,218,451	28,218,451	6,578,035	65,782,178	65,782,178
Working Capital (Deficit)	$1,380,210	$2,099,399	$(716,619)	$94,253	$5,466,961
Exploration and Evaluation Assets	--	$2,509,791	$2,509,791	$5,670,409	$11,592,105
Long-Term Debt	$20,807	$227,617	$19,267	$37,161	$558,742
Capital Stock	$90,663,999	$90,663,999	$87,411,032	$87,411,032	$87,457,513
Shareholders' Equity	$1,669,819	$4,788,428	$1,893,190	$5,905,723	$16,999,901
For the Year Ended April 30,	$2,145,557`	$5,325,176	$2,801,407	$6,635,616	$17,997,243

[1]	The financial information for years ended April 30, 2016, 2015, 2014, 2013 and 2012 are prepared using the International Financial Reporting Standards ("IFRS"). The Company's transition date was May 1, 2010. The cumulative net loss under IFRS at April 30, 2016 is approximately $110 million.
[2]	Under IFRS, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.
[3]	On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share. The numbers presented for fiscal 2013, 2012 and 2011 are presented on the four to one post-consolidated basis. On September 17, 2013, the common shares of the Company were further consolidated on a ten pre-consolidation shares for one post-consolidation share. The numbers presented for fiscal 2016, 2015 and 2014 are presented on the ten to one post-consolidation basis.
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
Period		High (1)	Low (1)

July 2016		1.3225	1.2844
June 2016		1.3091	1.2645
May 2016		1.3136	1.2548
April 2016		1.3170	1.2544
March 2016		1.3468	1.2962
February 2016		1.4040	1.3523

	Average (2)
Fiscal year ended April 30, 2016	1.3162
Fiscal year ended April 30, 2015	1.1570
Fiscal year ended April 30, 2014	1.0602
Fiscal year ended April 30, 2013	1.0054
Fiscal year ended April 30, 2012	0.9928

The exchange rate was $1.2857 on August 19, 2016.
(1)	Means the intra-day high/low rate during the period.
(2) Means the average of the noon day rates on the last day of each month during the period.
3.B.	Capitalization and Indebtedness
Not applicable

3.C. Reasons for the Offer and Use of Proceeds
Not applicable
3.D.	Risk Factors
We are subject to a number of risks due to the nature of our business, including our present exploration state.  The following describes the material risks that could affect us.
There has been significant economic uncertainty since the second half of 2008 and it has affected the Company's operations.
The unprecedented events in global financial markets that have occurred since mid-2008 have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability.  Specifically:
• the global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity;
• the volatility of mineral prices would impact the Company's revenues, profits, losses and cash flow potential;
• volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company's production costs; and
• the devaluation and volatility of global stock markets would impact the valuation of the Company's equity and other securities.
These factors could have a material adverse effect on the Company's financial condition and results of operations. As a result, the Company will consider its plans and options carefully in fiscal 2016.
No known reserves
Our properties are in the exploration stage and are without a known body of mineral reserves.
We have no mineral producing properties at this time. Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "reserves". We have not defined or delineated any proven or probable reserves on any of our properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by us, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of uranium, and other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.
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
Our insurance will not cover all the potential risks associated with a mining company's operations.  We may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which we cannot insure or against which we may elect not to insure.  Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the uranium mining industry. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require us to incur significant costs that could have a material adverse effect upon our financial condition, results of operations, competitive position and potentially our financial viability.

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
Uncertainties associated with the Jetlines Transaction
The Jetlines Transaction will involve the integration of companies that previously operated independently. An important factor in the success of the Jetlines Transaction will be the ability of the management of the Resulting Issuer to integrate all or part of the operations, systems and technologies of the Company and Jetlines following completion of the Jetlines Transaction. The Jetlines Transaction and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Jetlines Transaction and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the Company or Jetlines. In addition, the Company or Jetlines may incur costs related to the Jetlines Transaction and related to the Amalgamation.  There can be no assurance that the Company, Jetlines or the Resulting Issuer will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Jetlines Transaction or that that the benefits expected from the Jetlines Transaction will be realized.
The Company and Jetlines expect to incur significant costs associated with the Jetlines Transaction
The Company and Jetlines will collectively incur significant direct transaction costs in connection with the Jetlines Transaction. Actual direct transaction costs incurred in connection with the Jetlines Transaction may be higher than expected.   Moreover, certain of the Company's and Jetlines' costs related to the Jetlines Transaction, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Jetlines Transaction is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of the Company and Jetlines' respective businesses in the ordinary course.
The Amalgamation Agreement may be terminated in certain circumstances
Each of the Company and Jetlines has the right to terminate the Amalgamation Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Jetlines or the Company provide any assurance, that the Amalgamation Agreement will not be terminated by either Jetlines or the Company before the completion of the Jetlines Transaction. For instance, the Company and Jetlines have the right, in certain circumstances, to terminate the Amalgamation Agreement if changes occur that have a material adverse effect. There is no assurance that a material adverse effect will not occur before the closing date, in which case either the Company or Jetlines could elect to terminate the Amalgamation Agreement and the Jetlines Transaction would not proceed.
There can be no assurance that all conditions precedent to the Jetlines Transaction will be satisfied
The completion of the Jetlines Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Company and Jetlines. There is no certainty, nor can Jetlines or the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of the Company or Jetlines or the trading price of the the Company common shares. If for any reason the Jetlines Transaction is not completed, the market price of the the Company common shares may be adversely affected. Moreover, if the Amalgamation Agreement is terminated, there is no assurance that the Company Board will be able to find another similar transaction to pursue.

Entry into New Business Activities
Completion of the Jetlines Transaction will result in a combination of the current business activities carried on by each of the Company and Jetlines as separate entities. While the Company has had minimal operations for several years, the combination of these activities into the merged entity may expose the Company's shareholders and creditors to different business risks than those to which they were exposed prior to the Jetlines Transaction. In particular, shareholders will gain exposure to the business of Jetlines.
If the Jetlines Transaction is not completed, the Company's future business and operations could be harmed
If the Jetlines Transaction is not completed, the Company may be subject to a number of additional material risks, including the following:
•
the Company may have lost opportunities that would have otherwise been available had the Amalgamation Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by it in the Amalgamation Agreement, such as covenants affecting the conduct of its business outside the ordinary course of business;

•
the Company may be unable to obtain additional sources of financing or conclude another sale, merger or amalgamation on terms as favourable as those of the Jetlines Transaction, in a timely manner, or at all.

The market price of our common shares may experience substantial volatility
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, and other minerals, or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.
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
We have no positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations
None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2016 determined in accordance with IFRS is approximately $110 million.  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current shareholders.
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
As of August 19, 2016 we had no share purchase options, and 20,000,000 share purchase warrants outstanding.  If all of these securities were exercised, the number of common shares issued and outstanding would increase from 28,218,451 to 48,218,451.  This represents an increase of 70.88% in the number of shares issued and outstanding and would result in some dilution to current shareholders.
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
As a "foreign private issuer", we are exempt from the Section 14 proxy rules and Section 16 reporting rules under the Exchange Act which may result in shareholders having less complete and timely data
The submission of proxy and annual shareholder meeting information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data than if we were subject to the SEC's domestic issuer proxy rules under Section 14 of the Exchange Act.  The exemption from Section 16 rules under the Exchange Act that require the reporting of acquisitions and disposition of our equity securities by our officers, directors and greater than 10% shareholders also may result in shareholders having less data.
The Company believes that it may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors
The Company believes that it may have been classified as a passive foreign investment company ("PFIC") for the taxable year ending April 30, 2016, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under "Item 10.E. Taxation—U.S. Federal Income Tax Considerations") holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. holders should carefully read "Item 10.E. Taxation – U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules" for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a "qualified electing fund" election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income. U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.
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
Jet Metal Corp. (formerly Crosshair Energy Corporation) (the "Company" or "Jet Metal") was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On

February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our authorized share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our authorized share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our authorized share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our authorized share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our authorized share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.  On December 15, 2010, we consolidated our share capital on the basis of one new share for four old shares.  On October 28, 2011 we changed our name from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation.  On September 17, 2013, we consolidated our share capital on the basis of one new share for ten old shares and changed our name from Crosshair Energy Corporation to Jet Metal Corp.
Our executive office is located at:
Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Website: www.jetmetalcorp.com
Email: mmorabito@kingandbay.com
The contact person is: Mr. Mark J. Morabito, Chief Executive Officer and President.
Our fiscal year ends April 30th.
Our common shares first began trading on the Vancouver Stock Exchange under the name Shasta Mines & Oil Ltd. on March 14, 1969.  Our common shares began trading on the TSX Venture Exchange with the trading symbol "CXX" on March 1, 2004.  On February 10, 2006, we graduated to Tier 1 on the TSX Venture Exchange.  On May 7, 2007, our common shares began trading on the American Stock Exchange (now NYSE MKT) with the trading symbol "CXZ."  On May 12, 2008, our common shares began trading on the Toronto Stock Exchange with the trading symbol "CXX" and ceased trading on the TSX Venture Exchange. On June 18, 2013 the Company filed a Form 25 – Notice of Removal from Listing and/or Registration under section 12(b) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission ("SEC").  Our common shares were voluntarily delisted from NYSE MKT on July 1, 2013 and began trading on the OTC Market Group's OTCQB Marketplace on July 1, 2013 with the trading symbol "CRHRF". On October 22, 2013, our trading symbol on OTCQB was changed to "JETMF" to reflect the Company's name change to Jet Metal Corp. On January 17, 2014, our common shares were voluntarily delisted from the Toronto Stock Exchange and on January 20, 2014 began trading on the TSX Venture Exchange under the trading symbol "JET".  On February 24 2016, due to the fact that the Company's shares were halted for trading on the TSX Venture Exchange and the OTCQB for longer than a period of four trading days, the Company's common shares were removed from trading on the OTCQB.
On January 19, 2015, 20,000,000 warrants ("Warrants") began trading on the TSX Venture Exchange under the symbol "JET.WT".  The Warrants were issued on September 16, 2014 to accredited investors pursuant to a non-brokered private placement of units ("Units") for gross proceeds of $3,000,000.  Each Unit comprised one common share and one Warrant, with each Warrant exercisable to acquire one common share at an exercise price of $0.25 for a period of five years following closing of the private placement.
On March 29, 2004, the Company Act (British Columbia) (the "Company Act") was replaced by the Business Corporations Act (British Columbia) (the "BCBCA").  Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.
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
On March 31, 2009, the Company and Target Exploration and Mining Corp. ("Target") successfully closed a plan of arrangement whereby the Company acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of the Company.  Target shareholders received approximately 14.7 million common shares of the Company (1.2 Company shares for each Target common share outstanding) with an estimated market value of approximately $2.6 million. In addition, each outstanding Target warrant and stock option which gave the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gave the holder the right to acquire common shares of the Company on the exchange ratio of 1.2 Company shares for each Target warrant or stock option exercised, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  As a result of the acquisition of Target, the Company acquired an interest in the Bootheel and Sinbad projects in Wyoming and Utah, USA respectively.  During fiscal 2010, we allowed all 62 mineral claims on the Sinbad property located in Emery County, Utah, to lapse, and the State Lease with the State of Utah was not renewed.
Property Acquisitions
Since the beginning of fiscal 2016, we have acquired no additional properties.
Property Terminations
Since the beginning of fiscal 2016, we have dropped no mineral claims from the CMB project.
Capital Expenditures
Our capital expenditures, excluding property, plant and equipment, for the last three fiscal years were as follows:
Fiscal Year	Expenditures
Fiscal 2014	$--	(1)
Fiscal 2015	$--	(2)
Fiscal 2016	$--	(3)

(1) These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

(2) These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

(3) These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Acquisition costs	--	--	--	--	--	--

We do not expect to incur any significant capital expenditures with respect to the Company's existing properties for fiscal year 2017.  Our capital expenditures are financed through sales of our common shares.
Exploration and evaluation expenses
The Company recorded the following exploration and evaluation expenses in relation to its mineral properties:
Fiscal Year	Expenditures
Fiscal 2014	$34,225	(1)
Fiscal 2015	$21,481	(2)
Fiscal 2016	$50,857	(3)

(1)	These funds were spent as outlined below:

Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$--	$--	$--	$--	$--	$--
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	560	--	34,673	--	(392)	--
Permitting	--	--	--	--	--	376
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	--	--	--	--
Reclamation Costs	--	--	10,921	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(11,913)	--	--	--

(2)	These funds were spent as outlined below:
Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$--	$--	$--	$--	$--	$--
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	--	--	27,367	--	--	--
Permitting	--	--	--	--	--	--
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	1,925	--	--	--
Reclamation Costs	--	--	--	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(7,811)	--	--	--

(3)	These funds were spent as outlined below:
Expense ($)	CMB Moran Lake	CMB Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Other Claims
Drilling and trenching	$--	$--	$--	$--	$--	$--
Geology	--	--	--	--	--	--
Geophysics	--	--	--	--	--	--
Geochemistry	--	--	--	--	--	--
Metallurgy	--	--	--	--	--	--
Administration	--	17,930	30,033	--	--	--
Permitting	--	--	--	--	--	--
Hydrology	--	--	--	--	--	--
Technical analysis	--	--	9,980	--	--	--
Reclamation Costs	--	--	--	--	--	--
Pre-acquisition cost	--	--	--	--	--	--
JCEAP refunds	--	--	--	--	--	--
Recovery	--	--	(7,106)	--	--	--

4.B. Business Overview
Corporate Development
We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals).  We do not have any producing mineral properties at this time.  Our business is presently focused on the exploration and evaluation of various mineral deposits in North America.  See "Item 4.D – Property, Plants and Equipment" below for a detailed description of the Company's properties.
We are currently focusing our exploration and evaluation activities in the Province of Newfoundland and Labrador and the State of Wyoming on the following properties:
•	CMB property located in Labrador, Canada.
•	The Bootheel Project located in Wyoming, U.S.A.
On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Ltd. ("Jetlines") with respect to the amalgamation of Jetlines and a wholly owned subsidiary of the Company (the "Jetlines Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").
Prior to the closing of the Transaction, the Company has agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares and effect a continuance as a Federal corporation governed by the Canada Business Corporations Act. Pursuant to the Amalgamation Agreement one and one-half (1.5) common shares of the Company will be issued in exchange for every one common share of Jetlines ("Jetlines Share") held, provided that holders of Jetlines Shares that are not Canadian shall receive variable voting common shares of the Company and holders of Jetlines Shares that are Canadian shall receive common voting shares of the Company.
Outstanding warrants of the Company and Jetlines and the outstanding stock options of the Company and Jetlines will automatically become exercisable for or shall be exchanged for common shares of the Company, subject to all necessary adjustments to reflect the terms of the Jetlines Transaction and subject to the terms governing the warrants and options. After the Jetlines Transaction is complete, all of the tangible and intangible assets of Jetlines will be owned by and held in the entity formed through amalgamation of Jetlines and a wholly owned subsidiary of the Company.
The Jetlines Transaction remains subject to the following key conditions:
•
the Company will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of the Company and one half of one share purchase warrant. Each whole share purchase warrant shall be exercisable into a common share of the Company for 24 months. Subject to Exchange approval, the Company may pay commissions or finder's fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Jetlines Transaction; and

•
the Jetlines Transaction will have received shareholder approval and the approval of the Exchange. Subsequent to the year ended April 30, 2016, the shareholders of the Company approved the Jetlines Transaction on July 27, 2016 and conditional approval from the Exchange was received.

Prior to the closing of the Jetlines Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.
For further details regarding the Jetlines Transaction please refer to the Company's Information Circular dated June 17, 2016.

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
Dependency upon Patents/Licenses/Contracts/Processes
Not applicable
Sources/Availability of Raw Materials
Not applicable
4.C.	Organization Structure
The Company is a corporation subject to the BCBCA.  Jet Metal owns 100% of the issued and outstanding shares in each of the following subsidiaries:
1.	Target Exploration and Mining Corp. ("Target"), a British Columbia corporation.
a.	Target owns all of the issued and outstanding shares in Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.), a Nevada Corporation.
i.	Crosshair Energy USA, Inc. holds an 81% interest in The Bootheel Project LLC.
2.	Gemini Metals Corp., a British Columbia corporation.
4.D.	Property, Plants and Equipment
Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our properties are located in the Province of Newfoundland and Labrador, Canada and Wyoming, USA.  Our properties are without known reserves and the work being done by us is exploratory in nature.
Our executive offices are located in shared office premises of approximately 10,630 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2006.  Beginning on January 1, 2010 (revised on October 1, 2010 and September 16, 2014), we entered into a management services agreement with King & Bay West Management Corp. ("King & Bay West") under which King & Bay West provides shared office space for the Company and other companies that King & Bay West provides management services to. As part of this agreement, King & Bay West has assumed the lease for the office facilities occupied by the Company.

National Instrument 43-101 Compliance
Except as otherwise indicated, C. Stewart Wallis, P.Geo., having a business address at 4923 1st Avenue, Delta, British Columbia, V4M 1B4, a Director of the Company and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this Annual Report on Form 20-F.  Mr. Wallis has consented to the inclusion of his name and the statements attributed to him in this Annual Report on Form 20-F.  Further information about the Company's mineral properties can be found in the following technical reports which are available on SEDAR at www.sedar.com:
•
CMB Uranium Project: The Technical Report titled "Technical Report on the Central Mineral Belt (CMB) Property, Labrador Canada" dated April 16, 2015 (filed as an exhibit to our Form 6-K on April 17, 2015).

•
Bootheel Uranium Project: The Technical Report titled "Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project, LLC" dated May 20, 2015 (filed as an exhibit to our Form 6-K on June 24, 2015).

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
Labrador—Central Mineral Belt

N
Area shown
Newfoundland and Labrador
Quebec
Kanairiktok
McGrath Lake
Postville
Kaipokok Bay
West Micmac Lake
River
Anna Lake
Michellin
Kaipokok
Ghost Lake
018567M
019838M
Snegamook Lake
Two-Time Zone
Moran Lake C-Zone
Jet Metal Claims (Licence ID Labeled)
Significant Uranium Deposits
JET METAL
CMB Project
Property Claims Map
0
10
20
Kilometers
Scale 1:500,000
July 21, 2015
Seal Lake
Otter Lake

The Company has been conducting mineral exploration activities in the Central Mineral Belt of Newfoundland and Labrador since 2004. The Central Mineral Belt is a geological province comprising six Proterozoic sequences of volcanic, sedimentary and plutonic rocks ranging in age from about 2.0 to 1.3 billion years and include, from oldest to youngest, the Post Hill, Moran Lake, Aillik, Bruce River, Letitia Lake and Seal Lake Groups.  The Central Mineral Belt includes portions of 4 major tectonic provinces, these being the Nain, Makkovik and Grenville provinces, and the Hopedale Block of the Archean Nain Province. The Company's initial foray into this area was through an option agreement with local prospector Lewis Murphy. This first property was referred to as the CMB property and was a focus of the Company's activities from 2004 until 2012. The option agreement with Mr. Murphy was terminated on October 31, 2013. In addition to this initial property, during the summer of 2008 an opportunity arose such that the Company was able to acquire an interest in an adjacent property. This acquired interest was a component of an existing joint venture (JV) agreement between Expedition Mining Inc. ("Expedition") and Silver Spruce Resources Inc. ("Silver Spruce"). As it was part of a pre-existing JV, with a separate JV-specific budget, it was kept separate from the original CMB property and was subsequently referred to as the CMB-JV property. From 2008 until 2012, the Company actively explored on both properties and continued to budget and report each separately. As a result of Silver Spruce exercising their non-participation right during the 2012 field season, their interest in the CMB-JV property was reduced to a 2% Net Smelter Return Royalty and the Company acquired 100% ownership of the entire property. With the termination of the JV and acquisition of 100% ownership of the property, there was no longer any need to budget and report the two properties separately. From the 2012 field season onward, the two properties were amalgamated under a single budget and henceforth referred to simply as the CMB project.

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
Accessibility
Helicopter and fixed wing service out of Goose Bay are the most efficient means of access to the property.  Local infrastructure is confined to the limited facilities of the community of Postville, which has commercial airline service from Goose Bay and commercial ferry service from St John's, Newfoundland. Coastal boats are available to convey goods and passengers from Happy Valley to Postville. Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John's, Halifax and Montreal.
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
Property Geology
The CMB Project is situated within the Central Mineral Belt of Labrador which includes portions of 4 major tectonic provinces, these being the Nain, Makkovik and Grenville provinces, and the Hopedale Block of the Archean Nain Province.  The easternmost claims lie within the Makkovik Province, while the westernmost claims generally lie along the boundary between the Nain, Churchill and Grenville Province. The property is underlain by the Kanairitok Intrusive Suite has an approximate age of 2800 Ma and consists mainly of Archean gneiss, schistose metavolcanics and granitoids.  The main types of lithologies observed include monzodiorite (predominant unit), diorite, amphibolite and mafic dykes, pegmatites as well as more minor granites, monzonites and granodiorites

Exploration
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
Drilling
Prior to the Company acquiring Expedition's 60% interest in the property, Silver Spruce and Expedition completed a total of 11,196 metres of drilling in 44 holes. Highlights include 0.118% U3O8 over 28.00 metres in hole CMB-07-06, 0.101% U3O8 over 33.00 metres in hole CMB-07-14, and 0.112% U3O8 over 19.00 metres in hole CMB-07-34.  The Silver Spruce/Expedition work on the Two Time zone culminated in a NI 43-101 compliant resource estimate of 2.33 million pounds of U3O8 (1.82 million tonnes grading 0.058% U3O8) in the indicated category and 3.73 million pounds of U3O8 (3.16 million tonnes grading 0.053% U3O8) in the inferred category using a cut-off grade of 0.03% U3O8. The Two Time zone remains open to depth and along strike to the south.
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
Wyoming – Bootheel Project

The Bootheel property is currently controlled by the Bootheel Project LLC and consists of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007 and February 28, 2008, between UR-Energy USA Inc. ("URE"), several of its subsidiaries, Target Exploration and Mining Corp. ("Target"), a wholly owned subsidiary of the Company, and Crosshair Energy USA, Inc. ("Crosshair USA"), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in the Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 12,500 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, the Company exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company's participating interest increased from 75% to approximately 81%.

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

In July 1960, Petrotomics Co. commenced an open-pit operation in the same area and in 1962 a solvent extraction facility was built on the property.  A second pit commenced operation in 1966.  By late 1969, there were three operating mines in the Shirley Basin, those of Petrotomics and Utah, as well as Kerr McGee Corp. ("Kerr-McGee").

Total production from the Basin amounted to about 34 million lbs of uranium. The last mine closed in 1992 and most of the pits have been reclaimed.  Cogema Mining Inc. retains one pit, which is used for the disposal of low-level radioactive waste from the ISR operations in the Powder River Basin.

The Bootheel property specifically, was originally staked in 1958 by Kerr McGee Corp. In the subsequent decades the property has been explored by a number of different companies including Kerr McGee, Rocky Mountain Energy Corporation, Cherokee Exploration Inc., Uranium Resources and Development Company ("URADCO"), Nuclear Assurance Corporation, Cameco Corporation and Power Resources Inc. Total drilling on the property is estimated to be over 600,000 feet. The known uranium zones on the property remain open for expansion.
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

Exploration and Development
The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claim but also include some historic data from the surrounding fee land.  In early 2009, the Bootheel Project LLC acquired additional data from Cameco which included historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  These data were compiled by the Company's geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company's 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres).

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
Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended April 30, 2016, 2015 and 2014 should be read in conjunction with our audited consolidated financial statements for the referenced periods and the notes thereto.  Our consolidated financial statements for the year ended April 30, 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The functional currency of the Company and its subsidiaries is the Canadian Dollar and therefore our consolidated financial statements are reported in Canadian dollars.
Overview
The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company's business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company's shares trade on TSX Venture Exchange.
The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the State of Wyoming USA on the following properties:
•	CMB property located in Labrador, Canada
•	The Bootheel Project located in Wyoming, U.S.A.
For fiscal year ended April 30, 2016, the Company reported a net loss of $3,118,609 or $011 per common share, compared with a net loss of $357,729 or $0.02 per common share for the prior fiscal year.   While figures have been prepared using IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  As of April 30, 2016 the Company had working capital of $1,380,210 and an accumulated deficit of $110,469,531. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.
Accounting Standards
The Company's significant accounting policies are detailed in Note 3 to the accompanying annual audited consolidated financial statements for the year ended April 30, 2016.
The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2016.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

5.A. Operating Results
Results of Operations for the fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015
For the year ended April 30, 2016, the Company reported a net loss of $3,118,609 or $0.11 per common share, compared to a net loss of $357,729 or $0.02 per common share for the prior year.  The increase in net loss of $2,760,880 is discussed in detail below.
Operating Items
Total operating items for the year ended April 30, 2016 totaled $3,061,073, representing an increase of $2,521,052 compared to the prior year, as discussed in detail below.
The Company incurred business development expenses in the amount of $89,641 during the year ended April 30, 2016 in connection with the proposed transaction with Jetlines, as discussed in detail under the heading "Proposed Transaction".  Business development expenses include amounts relating to due diligence, external consulting and travel.  There were no business development expenses incurred during the previous year ended April 30, 2015.
During the year ended April 30, 2016, the Company incurred exploration and evaluation expenses in the amount of $50,857 (2015 - $21,481) of which $17,950 (2015 - $Nil) related to claims maintenance for the CMB Project and $32,907 (2015 - $21,481) related to the net costs of the Bootheel Uranium Project.  The total increase in exploration and evaluation expenses of $29,376 is due to the Company updating technical reports and renewing property claims during the year ended April 30, 2016.  Details of exploration and evaluation activities are further discussed under the heading "Exploration and Evaluation Assets".
The Company earned finance income during the year ended April 30, 2016 in the amount of $21,373 (2015 - $17,599).  Finance income related primarily to excess cash on hand from equity financing completed in September 2014 which is held in short-term investments. The increase in finance income of $3,774 for the year ended April 30, 2016 compared to the prior year is due to the length of time excess cash on hand was invested in each year.  In addition, the Company accrued finance income in the amount of $1,113 during the year ended April 30, 2016 related to a loan receivable from Jetlines.
During the year ended April 30, 2016, the Company recorded a foreign exchange gain in the amount of $125 (2015 – loss of $4,059) in relation to transactions and balances denominated in US dollars and the effects of fluctuations of the US dollar relative to the Canadian dollar.
During the year ended April 30, 2016, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,509,791 with respect to the CMB Property.  Refer to "Exploration and Evaluation Assets" above for further details.  No impairment losses were recorded during the year ended April 30, 2015.
Investor relations for the year ended April 30, 2016 decreased to $3,642 from $15,058 incurred in the prior year. Investor relations expenses consist of the cost of news releases, website maintenance and hosting and printing.  During the year ended April 30, 2015, the Company incurred additional costs in connection with the private placement which closed in September 2014.
Office and administration expenses for the year ended April 30, 2016 in the amount of $114,312 (2015 - $151,403) decreased by $37,091 compared to the prior year and is attributable to reductions in insurance costs, usage of shared office facilities, offsite storage costs and overall corporate activities.
During the year ended April 30, 2016, the Company incurred professional fees in the amount of $33,656 (2015 - $18,838) which includes accounting and audit fees and legal fees.  The increase in professional fees of $14,818 is due to a recovery of audit fees recorded during the year ended April 30, 2015 as previous invoices received by the Company were revised.  The increased audit fees incurred during the year ended April 30, 2016 were partially offset by reduced legal costs as a result of reduced corporate activity.

Transfer agent and filing fees decreased to $80,827 for the year ended April 30, 2016 compared to $110,088 for the prior year.  The decrease in transfer agent and filing fees of $29,261 is attributable to decreased overall public company listing fees as the Company voluntarily delisted from the NYSE MKT Stock Exchange and the Toronto Stock Exchange in prior years.  During the year ended April 30, 2015, the Company incurred initial costs in listing share purchase warrants which further explains the decreased transfer agent and filing fees incurred during the year ended April 30, 2016.
The Company incurred wages and salaries and consulting fees for the year ended April 30, 2016 in the amounts of $194,134 (2015 - $213,310) and $698 (2015 - $3,415), respectively.  The decrease in personnel costs of $21,893 is a result of decreased overall corporate activities.  During the year ended April 30, 2015, increased personnel services were required in connection with the private placement completed in September 2014.
Other Income (Expenses)
During the year ended April 30, 2016, the Company sold exploration equipment and storage containers with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.  The Company also recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.
During the year ended April 30, 2016, the Company recorded an impairment loss of reclamation bonds in the amount of $21,961 due to collectability concerns.
During the year ended April 30, 2015, the Company realized a gain on forgiveness and settlement of debt in the amount of $184,141 as a result of a debt settlement agreement between King & Bay West Management Corp. ("King & Bay West"), MJM Consulting Corp. and the Company.  The details of the debt settlement agreement are summarized in "Related Party Transactions".
The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the year ended April 30, 2015.
During the year ended April 30, 2015, the Company recorded a loss on marketable securities in the amount of $2,449 in relation to fair market value adjustments at year end.
Results of operations for the year ended April 30, 2015 compared to the year ended April 30, 2014:
For the year ended April 30, 2015, the Company reported a net loss of $357,729 or $0.02 per common share, compared to a net loss of $3,967,283 or $0.60 per common share for the previous year.  The decrease in net loss of $3,609,554 is discussed in detail below.
Operating Items
Total operating items for the year ended April 30, 2015 totaled $540,021, representing a decrease of $3,356,907 compared to the prior year primarily as a result of an impairment of exploration and evaluation assets recorded during the year ended April 30, 2014.  In addition, the Company experienced decreased overall activity during the year ended April 30, 2015 compared to the previous year.
 Consulting expense of $3,415 (2014 - $142,533) and wages and salaries of $213,310 (2014 - $252,999) totalled $216,725 for the year ended April 30, 2015 (2014 - $395,532) which represents a total decrease of $178,807 compared to the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated which also contributed to decreased personnel costs for the year ended April 30, 2015.

During the year ended April 30, 2015, the Company incurred exploration and evaluation expenses in the amount of $21,481 (2014 - $34,225), including $21,481 (2014 - $33,681) on the Bootheel Uranium Project, $Nil (2014 - $560) on the CMB Project and $Nil (2014 – recovery of $16) on other projects.  The decrease in exploration and evaluation expenses of $12,744 for the year ended April 30, 2015 compared to the prior year is due to the Company pursuing fewer projects as well as the Bootheel Uranium Project land package being reduced.
During the year ended April 30, 2014, the Company relinquished a number of mineral claims that had formed a portion of the CMB Project and recorded an impairment of exploration and evaluation assets in the amount of $3,160,618.  No such impairment losses were recorded during the year ended April 30, 2015.
The Company earned finance income during the year ended April 30, 2015 in the amount of $17,599 (2014 - $314).  The increase in finance income of $17,285 for the year ended April 30, 2015 is due the Company completing financing for gross proceeds of $3,000,000 on September 16, 2014 and investing excess cash on hand in short-term investments.
During the year ended April 30, 2015, the Company recorded a foreign exchange loss in the amount of $4,059 (2014 – gain of $1,097) in relation to transactions and balances denominated in US dollars and the effects of fluctuations of the US dollar relative to the Canadian dollar.
Investor relations for the year ended April 30, 2015 increased to $15,058 from $11,122 incurred in the prior year.  The increase in investor relations of $3,936 for the year ended April 30, 2015 was a result of increased activity related to raising financing.  Investor relations expenses also include the cost of news releases, website maintenance and hosting, and printing.
Office and administration expenses for the year ended April 30, 2015 in the amount of $151,403 (2014 - $161,251) decreased by $9,848 due to reductions in insurance costs and overall corporate activities.
During the year ended April 30, 2015, the Company incurred professional fees in the amount of $18,838 (2014 - $31,764) which includes accounting and audit fees and legal fees.  The decrease in professional fees of $12,926 is due to a recovery of audit fees recorded during the year ended April 30, 2015 as previous invoices received by the Company were revised.  The decreased audit fees incurred during the year ended April 30, 2015 were partially offset by increased legal costs in relation to US securities matters and procedures to list the Company's warrants for trading.  During the year ended April 30, 2014, the Company incurred legal costs in relation to the Company's transition from the NYSE MKT to the OTC Markets Group's OTCQB Marketplace.
During the year ended April 30, 2015, the Company recorded share-based payment expense of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the year ended April 30, 2015.  During the year ended April 30, 2014, the Company recorded a recovery of share-based payment expense of $45,250 as a result of forfeitures of unvested stock options during the year.  The recovery of share-based payment expense had no effect on the Company's cash flows.
Transfer agent and filing fees decreased to $110,088 for the year ended April 30, 2015 compared to $124,896 for the prior year, a decrease of $14,808. During the year ended April 30, 2014, the Company incurred increased costs as it transitioned from the NYSE MKT to the OTC Markets Group's OTCQB Marketplace, changed its name and consolidated its common shares on a 10 for 1 basis.
Other Income (Expenses)
The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the year ended April 30, 2015.
During the year ended April 30, 2015, the Company realized a gain on forgiveness and settlement of debt in the amount of $184,141 as a result of a debt settlement agreement between King & Bay West, MJM Consulting Corp. and the Company.  The details of the debt settlement agreement are summarized in "Related Party Transactions".

During the year ended April 30, 2015, the Company recorded a loss on marketable securities in the amount of $2,449 (2014 - $28,503) in relation to fair market value adjustments at year end.
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
Audit and accounting fees of $22,775 (2013 - $124,087) decreased for the year ended April 30, 2014 compared to the prior year due to the Company incurring additional fees in the prior period in relation to Sarbanes-Oxley ("SOX") compliance and additional tax filings.
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
During the year ended April 30, 2014, the Company recorded finance income of $314 compared to $22,158 in the prior year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company's decreased cash and cash equivalents balance.

During the year ended April 30, 2014, the Company recorded an impairment of exploration and evaluation assets in the amount of $3,160,618 which relates to the CMB Project.  During the year ended April 30, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $6,043,241 relating to the Bootheel, Golden Promise and Juniper Ridge projects.
Insurance expense decreased from $51,415 for the year ended April 30, 2013 to $33,036 for the year ended April 30, 2014 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company's stock exchange listings as previously discussed.
Interest expense incurred during the year ended April 30, 2014 in the amount of $1,427 (2013 - $10,402) relates to non-cash accretion of the Company's future reclamation provisions.  The decrease in interest expense of $8,975 is a result of the balance of future reclamation provisions decreasing during the year ended April 30, 2014.
Investor relations expense of $11,122 (2013 - $180,786), legal costs of $8,989 (2013 - $35,950), office and administrative expenses of $87,331 (2013 - $167,188), project development costs of $Nil (2013 - $66,471), rent of $40,632 (2013 - $123,066) and travel expenses of $252 (2013 - $48,547) all decreased compared to the prior year as a direct result of decreased overall Company activities, including fewer marketing initiatives, no new project development and closure of the Company's office in Colorado during fiscal 2014.
During the year ended April 30, 2014, the Company recorded a recovery of $45,250 related to share-based compensation as a result of forfeitures of unvested stock options during the year. During the year ended April 30, 2013, the Company recorded share-based compensation of $626,364 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company's cash flows.
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
Exploration and Evaluation Assets
During the years ended April 30, 2016, 2015 and 2014, the Company did not incur any acquisition costs in relation to exploration and evaluation assets.  The Company recorded impairment losses in the amounts of $2,509,791 and $3,160,618 during the years ended April 30, 2016 and 2014, respectively, as discussed above.

Working Capital
As at April 30, 2016, the Company had working capital of $1,380,210 compared to working capital of $2,099,399 as at April 30, 2015. The decrease in working capital of $719,189 is attributable to cash used in operating activities for the year ended April 30, 2016 and the classification of a related party term loan as a current liability as of April 30, 2016.
 5.B. Liquidity and Capital Resources
Liquidity – April 30, 2016, April 30, 2015 and April 30, 2014
As of April 30, 2016, the Company had cash and cash equivalents of $1,651,472 (April 30, 2015 - $2,350,202; April 30, 2014 - $78,541) and working capital of $1,380,210 (April 30, 2015 - $2,099,399; April 30, 2014 – working capital deficit of $716,619).  The decrease in working capital of $719,189 is primarily attributable to cash used in operating activities for the year ended April 30, 2016 and the classification of a related party term loan as a current liability as of April 30, 2016.
The Company's cash flows for the years ended April 30, 2016, 2015 and 2014 are summarized as follows:
	April 30, 2016	April 30, 2015	April 30, 2014
Cash used in operating activities	$(617,330)	$(405,290)	$(502,716)
Cash used in investing activities	(81,400)	(149,690)	(15,193)
Cash provided by financing activities	-	2,826,641	-
Change in cash and cash equivalents during the year	(698,730)	2,271,661	(517,909)
Cash and cash equivalents, beginning of the year	2,350,202	78,541	596,450
Cash and cash equivalents, end of the year	$1,651,472	$2,350,202	$78,541

Operating Activities
Cash used in operating activities adjusts loss for the year for non-cash items including, but not limited to, depreciation of property and equipment, accrued interest, forgiveness of debt, impairment losses, and unrealized gains and losses.  Cash used in operating activities also reflects changes in working capital items, such as amounts receivable, prepaid expenses and amounts payable, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund operations.
Investing Activities
During the year ended April 30, 2016, investing activities consisted of a loan advanced to Jetlines in the amount of $116,400, net of proceeds received on the sale of property and equipment in the amount of $35,000.
During the year ended April 30, 2015, investing activities consisted of the acquisition of an investment in Voleo, Inc. in the amount of $200,000 and the acquisition of property and equipment in the amount of $3,000.  The asset acquisitions were partially offset by the sale of marketable securities and property and equipment for proceeds of $52,710 and $600, respectively.

During the year ended April 30, 2014, investing activities consisted of reclamation costs for the Bootheel Uranium Project in the amount of $17,268, net of proceeds from the sale of marketable securities in the amount of $2,075.
Financing Activities
There were no financing activities for the year ended April 30, 2016.
Financing activities for the year ended April 30, 2015 consisted of net proceeds in the amount of $2,965,894 received by the Company upon closing equity financing for gross proceeds of $3,000,000, net of finders' fees and share issue costs of $6,450 and $27,656, respectively.  Refer to "Capital Stock" for additional details of the equity financing completed.  The proceeds received were partially offset by a payment in the amount of $39,253 applied to a term loan payable and payment of a security deposit in the amount of $100,000 to King & Bay West.
There were no financing activities for the year ended April 30, 2014.
Capital Resources
At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  To date, the Company's operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future. The Company currently does not have any material commitments for capital expenditures.
The Company currently is not subject to externally imposed capital requirements.
Financial Instruments
The Company's financial assets and liabilities are recorded and measured as follows:
Asset or Liability	Category	Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Available-for-sale investment	Available-for-sale	Cost
Other receivables	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at amortized cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.
The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.
The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines in connection with the proposed transaction and is secured by a general security agreement.  The Company does not believe it is exposed to significant credit risk.
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
The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.
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
(c) Currency risk
The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2016, the Company has accounts payable denominated in

US dollars of US$57,156, cash of US$18,361 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,800.
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
In addition to the foregoing, during the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry.  The proposed transaction is subject to conditions customary for a transaction of this nature. See "Item 4.B. – Business Overview – Corporate Development" below for a detailed description of the proposed transaction. In the event that the transaction is completed, the Company will be subject to new trends, risks and uncertainties which are disclosed in "Item 3.D. – Risk Factors".
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

5.G. Safe Harbor
The Company seeks safe harbor for its forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Name	Position
C. Stewart Wallis 1 2 3	Director
Ken Brophy 1 2 3	Director
Jim Crawford [4]	Chief Executive Officer, President and Director
Kate-Lynn Genzel	Chief Financial Officer
Mark Lotz 1 2	Director
Mark Morabito [3,5]	Chief Executive Officer, President and Director
1 Member of Audit Committee.
2 Member of Compensation Committee.
3 Member of Corporate Governance Committee.
4 Mr. Crawford resigned as Chief Executive Officer and President on November 27, 2015.
[5]	Mr. Morabito was appointed Chief Executive Officer and President on November 27, 2015, and elected a Director on December 10, 2015.

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
Mark J. Morabito, B.A., J.D.  Mr. Morabito has been a Director of the Company since December 10, 2015 and Chief Executive Officer and President since November 27, 2015.  He also served as a Director of the Company from November 1998 to August 2013 and as Executive Chairman of the Company from March 2011 to August 2013.  Mr. Morabito is also the founder, Chief Executive Officer and director of King & Bay West, a private company which specializes in identifying, funding, developing and managing resource-based opportunities, with a special interest in the junior mining sector.  Mr. Morabito has over 15 years' experience in public markets with a strong focus on junior mining with extensive experience in capital-raising and corporate development.  Mr. Morabito serves as Chief Executive Officer and a Director of Alderon Iron Ore Corp. and also serves on the Board of Directors of Excelsior Mining Corp. and Roughrider Exploration Limited.  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.
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
Jim Crawford, until his resignation as President, Chief Executive Officer and a Director on November 27, 2016, served as President and Chief Executive Officer of the Company from June 7, 2013 and as a Director of the Company from August 29, 2013.  He has also served as our Vice President, Corporate Development from September 2012 until September 2014.  Prior to his resignation, Mr. Crawford devoted 50% of his time during a typical work week to our business.  Mr. Crawford has over 15 years' experience in international mineral exploration and prior to joining the Company, he held a number of corporate and field-based positions including Manager, Investor Relations for Peregrine Diamonds; Field Manager for Kennecott Canada Exploration's Western Canadian Coal Project; and Senior Mineralogist for Golden Star Resources in their Georgetown, Guyana office.  Mr. Crawford holds an MBA in finance from Pepperdine University and an M.Sc. in geology from Queen's University.
Kate-Lynn Genzel was appointed our Chief Financial Officer on January 13, 2014.  Ms. Genzel began her career at a mid-sized accounting firm where she provided accounting, audit, tax and advisory services to both public and private entities, focussing on junior resource companies publically listed in Canada and the United States.  Ms. Genzel is a Chartered Professional Accountant and holds a legacy Chartered Accountant designation.  She is a member of the Chartered Professional Accountants of British Columbia.  Ms. Genzel received her Bachelor of Commerce (Honours) degree from the Sauder School of Business at the University of British Columbia in May 2010.
Mark Lotz joined our Board of Directors on April 1, 2014.  Mr. Lotz is a Chartered Professional Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp.  He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange, the predecessor to the TSX Venture Exchange.  Mr. Lotz holds a legacy Chartered Accountant (CA) designation and is a member of the Chartered Professional Accountants of British Columbia. Mr. Lotz received his Bachelor of Business Administration from Simon Fraser University in June 1989.
Ken Brophy joined our Board of Directors on February 16, 2015.  Mr. Brophy has over 18 years of experience in the mining and energy sectors with a focus on exploration and development stage projects in Canada. His experience within both the mineral exploration and energy industries includes Government relations, strategic planning for Environmental Assessments and sustainability requirements, which include regulatory compliance, Aboriginal, community and stakeholder engagement.  Mr. Brophy has been directly involved with the Company's exploration activities for many years, most recently as the Director of Operations. In this role, he was responsible for all operational related activities including managing procurement obligations (i.e. diamond drilling, aircraft support, etc.), negotiating contracts and agreements, and all remote logistical requirements and maintenance programs. Mr. Brophy was actively involved in the permitting processes, responsible exploration and sustainability stewardship, and the implementation of the Company's Health, Safety and Environment policies and procedures.
There are no family relationships between any of the Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation
Compensation of Executive Officers and Directors
The following table sets out the compensation information for the fiscal year ended April 30, 2016, for our directors and executive officers.
Compensation of Executive Officers/Directors in Fiscal 2016

Name and Principal Position	FiscalYear	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
					Securities Under Options Granted (#)	Option Exercise Price	Option Expiration Date
Mark J. Morabito[1] Chief Executive Officer, President and Director	2016	--	--	25,000	--	--	--
Stewart Wallis Director	2016	--	--	--	--	--	--
Jim Crawford [2] Chief Executive Officer, President and Director	2016	--	--	--	--	--	--
Kate-Lynn Genzel Chief Financial Officer	2016	--	--	--	--	--	--
Mark Lotz Director	2016	--	--	--	--	--	--
Ken Brophy Director	2016	--	--	--	--	--	--
[1]	Mr. Morabito was appointed Chief Executive Officer and President on November 27, 2015 and elected a director on December 10, 2015.
[2]	Mr. Crawford resigned as Chief Executive Officer, President and a director on November 27, 2015

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
Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Directors are also eligible to receive options to purchase Common Shares pursuant to the terms of the Company's Stock Option Plan.
Employment and Consulting Agreements
Currently, the Company does not have any employment or consulting agreements with executive officers or directors.

Post-Employment Compensation

No funds were set aside or accrued by us during fiscal 2016 to provide pension, retirement or similar benefits for Directors, Executive Officers or Senior Management.
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
6.C. Board Practices
The Board of Directors presently consists of four directors, all of whom were elected at our annual general and special meeting of shareholders held on July 29, 2016.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.
The following table indicates the date on which each of our directors was appointed a director of our company:
Name of Director	Director since
Stewart Wallis[1]	March 31, 2009
Mark J. Morabito[2]	December 10, 2015
Mark Lotz	April 1, 2014
Ken Brophy	February 16, 2015
1	Mr. Wallis served as a director from June 19, 2003 to July 29, 2008. He was re-appointed as a director on March 31, 2009.
2	Mr. Morabito served as a director from November 12, 1998 to August 29, 2013. He was re-elected as a director at the Company's annual general meeting held on December 10, 2015

There are no service contracts with the Directors providing for benefits upon termination of employment.
Board of Director Committees
Audit Committee
We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors.  The following disclosure is required pursuant to National Instrument 52-110 ("NI 52-110") adopted by the Canadian Securities Administrators.
The Audit Committee's Charter
Following is a copy of the charter of our audit committee:
Purpose
The Audit Committee (the "Committee") is a committee of and appointed by the Board of Directors (the "Board") of Jet Metal Corp. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee's primary duties and responsibilities are to:
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
•
review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Corporation's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

•	establish procedures for the receipt of complaints and submissions relating to accounting matters;
•	except as set forth below, pre-approve all audit and non-audit services provided by the Corporation's external auditors; and
•	provide oversight to related party transactions entered into by the Corporation.
The Committee has the authority to conduct or authorize any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee to provide pertinent information as necessary.  The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.
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

3.
Each member of the Committee shall be "independent" and "financially literate", for the purposes of Multilateral Instrument 52-110 ("MI 52-110"), as it may be amended from time to time.  MI 52-110 currently provides that a member is independent if the member has no direct or independent material relationship with the Corporation.  A "material" relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgment. There are certain relationships that are, however, deemed to be "material" under MI 52-110.  In assessing a proposed nominee to the Committee, the Board shall refer to MI 52-110 and any other requirements or guidelines under applicable securities laws and any stock exchanges on which the Corporation's securities are listed.

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
Responsibilities
Financial Accounting and Reporting Process and Internal Controls
1.
The Committee shall review the annual audited financial statements and interim financial statements of the Corporation to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles ("IFRS" as required) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements of the Corporation. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting policies, principles, practices, estimates, reserves and judgments of management with management and the external auditors, as and when the Committee deems it appropriate to do so, and shall satisfy itself that the annual audited financial statements are accurate, complete and represent fairly the Corporation's financial position and performance and that the audit function has been effectively carried out.  If desirable, the Committee may engage the Corporation's external auditors to carry out a review of the interim financial statements.

2.
The Committee shall review management's discussion and analysis relating to the Corporation's annual and interim financial statements ("MD&A") MD&A and any other public disclosure documents, including annual and interim earnings press releases, required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information or files this information with securities regulatory authorities.

3.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's annual and interim financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.	The Committee shall review the annual budget.
5.	The Committee shall review any internal control reports prepared by management and the evaluation of such reports by the external auditors, together with management's response.
6.
The Committee shall evaluate whether management is setting the appropriate "control culture" by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities.

7.
The Committee shall consider how management is held to account for security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

8.	The Committee shall review, in consultation with the external auditors, the integrity of the Corporation's financial reporting processes, both internal and external.
9.
The Committee shall consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

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

11.
The Committee shall consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditor and ensure that the management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

12.
The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject and assess the steps management has taken to minimize such risks, including by obtaining the external auditors' opinion of how effectively such risks are being managed or controlled.

13.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.
14.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

15.
The Committee shall review policies and procedures with respect to officers' expense accounts and management perquisites and benefits, including their expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on terms of reference agreed upon by the external auditor and the Committee.

Independent Auditors
1.
The Committee shall recommend to the Board the external auditors to be nominated, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and the compensation of the external auditors.

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

4.
The Committee shall periodically consult the external auditors out of the presence of management about any matters that the Committee or the external auditors believes should be discussed privately, including, without limitation, significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation's financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

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

8.
Prior to the audit, the Committee shall review the external auditors' audit plan, including the scope, procedures, timing and staffing of the audit, and the Committee may authorize the external auditors to perform supplemental reviews or audits as the Committee may deem desirable.

9.
The Committee shall review with the external auditors the results of the annual audit and, if applicable, the results of the quarterly review, including matters related to the conduct of the audit and the review, as the case may be.

10.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within IFRS that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

11.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

12.	The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
Process Improvement
1.
The Committee shall establish regular and separate systems of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

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

2.	The Committee shall review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up of any non-compliance.
3.
The Committee shall review management's monitoring of the Corporation's system that is in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

4.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.
5.
The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation's compliance with financial related laws and regulations such as tax and financial reporting laws and regulations, legal withholding requirements, occupational health and safety laws and personal information and protection of privacy laws.

6.	The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of financial statements.
7.	The Committee shall review the findings of any examination by regulatory agencies.

Other Responsibilities
While the Committee has the responsibilities and duties set out in this Charter, it is not the duty of the Committee to plan or conduct audits, to prepare or audit financial statements or to design or implement an effective system of internal controls.  Such matters are the responsibility of management and the internal and external auditors of the Corporation, as the case may be. In addition to the responsibilities and duties of the Committee set out in this Charter, the Committee shall perform any other activities consistent with this Charter and all applicable legal, regulatory and listing requirements (including those of the applicable securities regulatory authorities and the stock exchanges on which the Corporation's securities are listed), as the Committee or the Board deems necessary or appropriate.
Procedures for Receipt of Complaints and Submissions
Relating to Accounting Matters
1.
The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the individual (the "Complaints Officer") designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

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
Procedures for Approval of Non-Audit Services
1.	The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:
(a)	bookkeeping or other services related to the Corporation's accounting records or financial statements;
(b)	financial information systems design and implementation;
(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(d)	actuarial services;
(e)	internal audit outsourcing services;
(f)	management functions;
(g)	human resources;
(h)	broker or dealer, investment advisor or investment banking services;
(i)	legal services;
(j)	expert services unrelated to the audit; and
(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

2.
In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

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
Relevant Education and Experience
Stewart Wallis.  Mr. Wallis is the President of Sundance Geological Ltd., a private entity owned and controlled by him, which provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis also serves as a Director and as a member of the audit committees of Logan Resources Ltd.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Ontario.  His is a member of the Association of Professional Engineers and Geoscientists of British Columbia.
Mark Lotz.  Mr. Lotz is a Chartered Professional Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp.  He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange, the predecessor to the TSX Venture Exchange.  Mr. Lotz holds a legacy Chartered Accountant (CA) designation and is a member of the Chartered Professional Accountants of British Columbia. Mr. Lotz received his Bachelor of Business Administration from Simon Fraser University in June 1989.
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
Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.
Reliance on Exemption in Subsection 3.3(2) or Section 3.6
At no time since the commencement of the Company's most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

    Reliance on Section 3.8
At no time since the commencement of the Company's most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.
Audit Committee Oversight
At no time since the commencement of the Company's most recently completed financial year, has the Company's Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.
Pre-Approval Policies and Procedures
All services to be performed by our auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.
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
6.D. Employees
The following table sets out the number of full-time employees who worked for us at the end of the last three completed fiscal years as well as the maximum number of temporary workers who worked for us during each fiscal year:
Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Maximum number of Temporary Workers during the fiscal year
April 30, 2016	0(1)	0(1)
April 30, 2015	0(1)	0(1)
April 30, 2014	0(1)	0(1)

1
Pursuant to the Management Services Agreement with King & Bay West dated September 16, 2014, King & Bay West provides shared office, administration and payroll services to the Company. See Item 7.B – Related Party Transactions and Exhibit 4.8 for a description of this agreement. As such, the Company no longer employs any full-time staff or temporary staff.

6.E. Share Ownership
The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of April 30, 2016.  As of August 19, 2016, we had 28,218,451 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of August 19, 2016.
Name	Number of Common Shares	Percent of Outstanding Common Shares
Stewart Wallis	203,150[1]	*
Mark J. Morabito [2]	4,313,306[3]	15.29%
Jim Crawford [4]	N/A	*
Kate-Lynn Genzel	0	*
Mark Lotz	0	*
Ken Brophy	200,630 [5]	*
Directors and Executive Officers as a group	414,780	*

* Indicates less than one percent.
[1]	Includes warrants to purchase 100,000 common shares exercisable within 60 days of August 19, 2016.
[2]	Mr. Morabito was appointed Chief Executive Officer and President on November 27, 2015 and elected a director on December 10, 2015.
3 Includes warrants to purchase 1,333,335 common shares exercisable within 60 days of August 19, 2016.
[4]	Mr. Crawford resigned as Chief Executive Officer, President and a director on November 27, 2015..
[5]	Includes warrants to purchase 100,000 common shares exercisable within 60 days of August 19, 2016.

The following table presents the stock options granted to the aforementioned persons and unexercised as of August 19, 2016.  The stock options are for common shares.
Name	Date of Grant	Number of Underlying Common Shares	Vested [1]	Exercise Price	Expiration Date
Stewart Wallis		0	0
Mark J. Morabito [2]		0	0
Jim Crawford		0	0
Kate-Lynn Genzel		0	0
Mark Lotz		0	0
Ken Brophy [3]		0	0

[1]	Includes those options that are exercisable within 60 days of August 19, 2016.
[2]	Mr. Morabito was appointed Chief Executive Officer and President on November 27, 2015 and elected as a director on December 10, 2015.
[2]	Mr. Crawford resigned as Chief Executive Officer, President and a director on November 27, 2015 and held no options at the time of his resignation.

We do not have any arrangements for involving our employees in our capital.  We do not have a share purchase plan or dividend reinvestment plan for our directors, officers and employees.  However, we will, from time to time, grant individual stock options to our directors, officers or employees as an incentive pursuant to our stock option plan.  As at August 19, 2016, there were no stock options granted to any directors, officers or employees.
Stock Option Plan
We may grant stock options to directors, senior management and employees pursuant to our stock option plan dated January 2, 2014 (the "Plan").  Under the Plan, we may grant stock options to purchase up to a maximum of 10% of the common shares issued and outstanding from time to time.  As at May 1, 2015, the beginning of the fiscal year ended April 30, 2016, there were 2,795,845 common shares available for grant and 2,821,845 common shares available for grant under the Plan as at April 30, 2016. During the fiscal year ended April 30, 2015, no stock options were granted.  During the fiscal year ended April 30, 2015, no stock options to purchase common shares were exercised and stock options to purchase an aggregate of 26,000 common shares were cancelled or expired.
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at August 19, 2016 no person beneficially owns or controls, directly or indirectly, 5% or more of the Company's issued and outstanding common shares:
•	Mark J. Morabito ("Morabito") is the beneficial owner, directly and indirectly, of 2,979,971 common Shares representing approximately 10.56% of the issued and outstanding common shares.
•	KCR, LLC ("KCR") is the beneficial owner of 2,665,000 common shares representing approximately 9.41% of the issued and outstanding common shares.
•	Morabito Family Trust ("MFT") is the beneficial owner of 2,000,000 Common Shares representing approximately 7.09% of the issued and outstanding common shares.
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
On August 19, 2016, we had 28,218,451 common shares issued and outstanding to approximately 276 shareholders of record.  We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common shares are held in broker "street" names for the benefit of individual investors or other nominees.  Management believes that there are 85 shareholders of record located in the U.S., who own an aggregate of approximately 17.34% of our outstanding common shares.  In addition to these record holders there may be more persons located in the U.S. holding our common shares in "street" name.

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.  We are not aware of any arrangements that would result in a change of control of our company.
7.B. Related Party Transactions
Other than as disclosed below, for the year ended April 30, 2016 and the period from May 1, 2016 to the date of this annual report, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
During the year ended April 30, 2016, the Company had the following transactions with related parties:
•
In January 2010, the Company entered into a contract with King & Bay West (which was amended on October 1, 2010 and September 16, 2014) with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2016, the Company incurred administrative/office costs of $243,393 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations to this management company for such services. In addition, the Company incurred key management personnel wages and salaries of $44,050 provided by King & Bay West.  At April 30, 2016, $254,123 was still owing to this company included in due to related parties.

•
Commencing on December 1, 2015, the Board of Directors ratified the payment of $5,000 per month to MJM Consulting Corp., a company controlled by Mark J. Morabito, for the services of Mr. Morabito acting as Chief Executive Officer of the Company.  During the year ended April 30, 2016, the Company paid a MJM Consulting Corp. total of $25,000 for such services.

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
7.C. Interests of Experts and Counsel
Not applicable
ITEM 8.  FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
Financial Statements
Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the Company on May 1, 2010.
See our audited financial statements for the fiscal years ended April 30, 2016 and April 30, 2015 included under Item 18 of this annual report.
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
Legal/Arbitration Proceedings
The Company is not subject to any legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.
8.B. Significant Changes
Since April 30, 2016, the date of our most recent financial statements, no significant changes have occurred.
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
Period	High		Low
August 1-19, 2016	N/A	[1]	N/A	[1]
Month ended July 31, 2016	N/A	[1]	N/A	[1]
Month ended June 30, 2016	N/A	[1]	N/A	[1]
Month ended May 31, 2016	N/A	[1]	N/A	[1]
Month ended April 30, 2016	N/A	[1]	N/A	[1]
Month ended March 31, 2016	N/A	[1]	N/A	[1]
Month ended February 28, 2016	$0.10	[2]	$0.075	[2]

Fiscal quarter ended April 30, 2016	N/A	[1]	N/A	[1]
Fiscal quarter ended January 31, 2016	$0.145		$0.07
Fiscal quarter ended October 31, 2015	$0.135		$0.065
Fiscal quarter ended July 31, 2015	$0.155		$0.085
Fiscal quarter ended April 30, 2015	$0.16		$0.10
Fiscal quarter ended January 31, 2015	$0.25		$0.12
Fiscal quarter ended October 31, 2014	$0.31		$0.15
Fiscal quarter ended July 31, 2014	$0.37		$0.15

Fiscal year ended April 30, 2016	$0.16	[3]	$0.04	[3]
Fiscal year ended April 30, 2015	$0.37		$0.10
Fiscal year ended April 30, 2014	$0.60		$0.02
Fiscal year ended April 30, 2013	$0.45		$0.05
Fiscal year ended April 30, 2012	$0.99		$0.35
1
Trading in the Company's shares was halted on the TSX Venture Exchange on February 17, 2016 and as at August 19, 2016, the shares remain halted.  Therefore, no shares have traded on the TSX Venture Exchange since February 16, 2016.

2	These numbers representing the high/low prices for the period February 1, 2016 to February 16, 201s prior to the halt of trading of the Company's shares on the TSX Venture Exchange.
3	These numbers representing the high/low prices for the period May 1, 2016 to February 16, 2016 prior to the halt of trading of the Company's shares on the TSX Venture Exchange.

The following table lists the high and low prices for our common shares on OTCQB for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal years.   Our common shares have traded on OTCQB since July 1, 2013 and were traded on NYSE MKT from May 7, 2007 to July 1, 2013.
Period	High		Low
August 1-19, 2016	N/A	[1]	N/A	[1]
Month ended July 31, 2016	N/A	[1]	N/A	[1]
Month ended June 30, 2016	N/A	[1]	N/A	[1]
Month ended May 31, 2016	N/A	[1]	N/A	[1]
Month ended April 30, 2016	N/A	[1]	$0.07
Month ended March 31, 2016	N/A	[1]	N/A	[1]
Month ended February 28, 2016	$0.08		$0.05

Fiscal quarter ended April 30, 2016	N/A	[1]	N/A	[1]
Fiscal quarter ended January 31, 2016	$0.11		$0.04
Fiscal quarter ended October 31, 2015	$0.12		$0.03
Fiscal quarter ended January 31, 2015	$0.13		$0.06
Fiscal quarter ended April 30, 2015	$0.13		$0.07
Fiscal quarter ended January 31, 2015	$0.22		$0.10
Fiscal quarter ended October 31, 2014	$0.25		$0.15
Fiscal quarter ended July 31, 2014	$0.37		$0.19

Fiscal year ended April 30, 2016	$0.13	[3]	$0.03	[3]
Fiscal year ended April 30, 2015	$0.37		$0.07
Fiscal year ended April 30, 2014	$0.70		$0.02
Fiscal Year ended April 30, 2013	$0.46		$0.05
Fiscal Year ended April 30, 2012	$0.95		$0.33
1
Trading in the Company's shares was halted on the OTCQB on February 17, 2016 and removed from trading on OTCQB on February 24, 2016.  Therefore, no shares have traded on the OTCQB since February 16, 2016.

2	These numbers representing the high/low prices for the period February 1, 2016 to February 16, 2016 prior to the halt of trading of the Company's shares on the OTCQB.
3	These numbers representing the high/low prices for the period May 1, 2016 to February 16, 2016 prior to the halt of trading of the Company's shares on the OTCQB.
Warrants
Our Warrants commenced trading on the TSX Venture Exchange on January 19, 2015.  The following table lists the high and low prices for our Warrants on the TSX Venture Exchange for the last six months, the last six fiscal quarters and the fiscal year ended April 30, 2016 and April 30, 2015.  See "Item 4.A. History and Development of the Company – Introduction" and "Item 10.C. Material Contracts" for a description of the Warrants.
Period	High	Low
August 1-18, 2016	N/A [1]	N/A [1]
Month ended July 31, 2016	N/A [1]	N/A [1]
Month ended June 30, 2016	N/A [1]	N/A [1]
Month ended May 31, 2016	N/A [1]	N/A [1]

Period	High		Low
Month ended April 30, 2016	N/A	[1]	N/A	[1]
Month ended March 31, 2016	N/A	[1]	N/A	[1]
Month ended February 28, 2016	N/A	[1]	N/A	[1]

Fiscal quarter ended April 30, 2016	N/A	[1]	N/A	[1]
Fiscal quarter ended January 31, 2016	$0.01		$0.01
Fiscal quarter ended October 31, 2015	N/A	[1]	N/A	[1]
Fiscal quarter ended January 31, 2015	$0.05		$0.05
Fiscal quarter ended April 30, 2015	$0.05		$0.05
Fiscal quarter ended January 31, 2015	N/A	[1]	N/A	[1]

Fiscal year ended April 30, 2016	$0.05		$0.05
Fiscal year ended April 30, 2015	$0.05		$0.05

1 No Warrants traded during these periods.

9.B. Plan of Distribution
Not applicable
9.C. Markets
Our common shares are listed on the TSX Venture Exchange under the trading symbol "JET".   Until February 24, 2016, our common shares also traded on OTCQB under the trading symbol "JETMF".  On February 24, 2016, pursuant to the rules of OTCQB, our common shares became ineligible to be traded on OTCQB due to the fact that trading of the shares had been halted for longer than four days. On January 19, 2015, our Warrants began trading on the TSX Venture Exchange under the trading symbol "JET.WT".  There are currently no restrictions on the transferability of the common shares or Warrants under Canadian securities laws.
9.D. Selling Shareholders
Not applicable
9.E. Dilution
Not applicable
9.F. Expenses of the Issue
Not applicable
ITEM 10.  ADDITIONAL INFORMATION
10.A. Share Capital
Not applicable
10.B. Memorandum and Articles of Association
This information is incorporated by reference to our Form 20-F Registration Statement, "Item 10.  Additional Information—Memorandum and Articles of Association" as filed on April 25, 2006.

10.C. Material Contracts
We have entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:
1.
On September 16, 2014, we entered into a Warrant Indenture with Computershare Trust Company of Canada pursuant to which Computershare Trust Company of Canada agreed to act as Warrant Agent with respect to 20,000,000 Warrants issued to accredited investors pursuant to a non-brokered private placement of units ("Units") for gross proceeds of $3,000,000.  Each Unit comprised one common share and one Warrant, with each Warrant exercisable to acquire one common share at an exercise price of $0.25 for a period of five years following closing of the private placement.  The Warrant Indenture is referenced as Exhibit 4.10 hereto.

2.
On April 12, 2016, we entered into an Amalgamation Agreement with Canada Jetlines Ltd. providing for the amalgamation of Jetlines and a wholly-owned subsidiary of the Company. The Amalgamation Agreement is in connection with a change of business transaction pursuant to which the Company will move into the airline industry. For additional details regarding the Amalgamation Agreement please see "Item 4.B. – Business Overview – Corporate Development".  The Amalgamation Agreement is referenced as Exhibit 4.11 hereto.

10.D. Exchange Controls
Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in "10.E. Taxation" below.
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
10.E. Taxation
Certain Canadian Federal Income Tax Consequences
The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of the Company's common stock for a shareholder who at all relevant times, (i) is resident in the U.S., is not resident or deemed to be resident in Canada and has not been or been deemed to be resident in Canada for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Tax Convention (1980), as amended (the "Convention"), (ii) is a "qualifying person" and is the beneficial owner of all dividends paid on the common shares for the purposes of the Convention, (iii) deals at arm's length and is not affiliated with the Company for the purposes of the Canadian Tax Act, and (iv) will acquire and hold the Company's common shares as capital property for the purposes of the Canadian Tax Act.  Generally, the Company's common shares will be considered to be capital property to the shareholder provided the shareholder does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in the Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" as defined in the Canadian Tax Act.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the "Regulations"), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and an understanding of the current published administrative practices of the Canada Revenue Agency.
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
This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder.  The tax consequences to any particular shareholder will depend on a variety of factors including the shareholder's own particular circumstances.  Therefore, all shareholders should consult their own tax advisors with respect to their own particular circumstances.
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
Dispositions of Common Shares
Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a common share of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and any reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One half of the amount, if any, by which capital gains exceed capital losses in a year (a "taxable capital gain") is included in income for that year.  Where capital losses exceed capital gains in a year, one half of the excess may be deducted from a taxable capital gain realized by the shareholder in the three previous years or in any subsequent year, subject to certain restrictions in the case of a corporate shareholder.
Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property".  Common shares of the Company will be taxable Canadian property of a shareholder at any particular time the common shares are listed on a "designated stock exchange" (which includes the TSX-V) if, at that time or at any time in the five years immediately preceding that time, (i)  25% or more of the issued shares of any class or series in the Company's capital stock were owned by one or any combination of the shareholder, persons with whom the shareholder did not deal at arm's length, and partnerships in which the shareholder or persons with whom the shareholder did not deal at arm's length hold a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.
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
U.S. Federal Income Tax Considerations
The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as "capital assets" (generally, assets held for investment purposes).

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the "IRS") and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

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

As used in this summary, a "U.S. Holder" is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership's and the partner's status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules
A foreign corporation will be considered a passive foreign investment company ("PFIC") for any taxable year in which (1) 75% or more of its gross income is "passive income" under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.
The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending April 30, 2016, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company's actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.
If the Company is classified as a PFIC, a U.S. Holder that does not make one of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on such gain and any "Excess Distribution" (as defined below) received in respect of Common Shares as if such items had been earned ratably over the U.S. Holder's holding period for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder's holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder's gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in such U.S. Holder's holding period would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An "Excess Distribution" is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the Common Shares).
Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a "Subsidiary PFIC"). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder's percentage ownership in the Company.
The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely "qualified electing fund" election (a "QEF election") with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a qualified electing fund (a "QEF") with respect to such U.S. Holder for the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder's pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder's pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder's basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.
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
If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary's total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a "PFIC Annual Information Statement" with respect to the Company and any such subsidiary for such taxable year. The PFIC Annual Information Statement may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.
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
Taxation of Common Shares
Distributions on Common Shares
In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the "dividends received" deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.
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
Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as "passive category income." A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.
Sale, Exchange or Other Taxable Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.
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
10.F. Dividends and Paying Agents
Not applicable
10.G. Statement by Experts
Not applicable

10.H. Documents on Display
The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, all documents referred to in this Annual Report on Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.
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
10.I. Subsidiary Information
Not applicable
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Currency Exchange Rate Sensitivity
The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2016, the Company has accounts payable denominated in US dollars of US$57,256, cash of US$18,361 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,800.
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
Disclosure Controls and Procedures
At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.
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
Management Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Based on management's assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2016 was effective.

Management's internal control report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report.

Changes in Internal Control Over Financial Reporting
Other than those described elsewhere in this Form 20-F, there was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mark Lotz, a member of the Company's Audit Committee, qualifies as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F.  Mr. Lotz's relevant education and experience is disclosed above in Items 6A and 6C above.  The Company's Board of Directors has determined that Mr. Lotz is an independent director in accordance with the requirements of applicable Canadian securities laws.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Board of Directors appointed Davidson & Company as independent auditors to audit our financial statements for the fiscal year ended April 30, 2016. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last two fiscal years is set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.
Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2016/04/30	$21,420	$--	$5,250	$--
2015/04/30	$22,500	$--	$7,750	$--

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
Pre-Approval Policies and Procedures:
All services to be performed by our auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.
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
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable
ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.	MINE SAFETY DISCLOSURE
The Company is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

PART III

ITEM 17.  FINANCIAL STATEMENTS
See "Item 18 – Financial Statements".

 ITEM 18.  FINANCIAL STATEMENTS
Our financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS").
Auditors' Report dated August 25, 2016
Consolidated Statements of Financial Position at April 30, 2016 and 2015
Consolidated Statements of Operations and Comprehensive Loss for the years ended
April 30, 2016, 2015and 2014
Consolidated Statements of Cash Flows for the years ended
 April 30, 2016, 2015 and 2014
Consolidated Statements of Changes in Equity for the years ended
 April 30, 2016, 2015 and 2014
Notes to the Consolidated Financial Statements for the year ended
 April 30, 2016

JET METAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2016

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Jet Metal Corp.

We have audited the accompanying consolidated financial statements of Jet Metal Corp., which comprise the consolidated statements of financial position as of April 30, 2016 and April 30, 2015, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended April 30, 2016, April 30, 2015, and April 30, 2014 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jet Metal Corp. as at April 30, 2016 and April 30, 2015 and its financial performance and its cash flows for the years ended April 30, 2016, April 30, 2015 and April 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

August 25, 2016

1200 - 609 Granville Street, P.O. 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947  Davidson-co.com

JET METAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Expressed in Canadian Dollars)

	APRIL 30, 2016	APRIL 30, 2015

ASSETS

Current assets
Cash and cash equivalents	$1,651,472	$2,350,202
Loan receivable (Note 11)	117,513	-
Other receivables	24,263	26,070
Prepaid expenses	41,893	32,258
	1,835,141	2,408,530

Available-for-sale investment (Note 5)	200,000	200,000

Deposit (Note 10)	100,000	100,000

Exploration and evaluation assets (Note 7)	-	2,509,791

Property and equipment (Note 6)	-	75,588

Reclamation bonds (Note 7)	10,416	31,267

	$2,145,557	$5,325,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$199,687	$203,055
Due to related parties (Note 10)	255,244	106,076
	454,931	309,131

Due to related party (Note 10)	-	206,810

Future reclamation provisions (Note 8)	20,807	20,807
	475,738	536,748
Equity
Capital stock (Note 9)	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(110,469,531)	(107,350,922)
	1,669,819	4,788,428

	$2,145,557	$5,325,176

Nature of operations and going concern (Note 1)
Subsequent events (Note 17)

Approved on August 25, 2016 on behalf of the Board of Directors:

"Ken Brophy"	Director	"Stewart Wallis"	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2016	2015	2014

OPERATING ITEMS
Business development	$89,641	$-	$-
Consulting	698	3,415	142,533
Depreciation (Note 6)	5,013	18,428	22,754
Exploration and evaluation (Note 7)	50,857	21,481	34,225
Finance income	(21,373)	(17,599)	(314)
Foreign exchange loss (gain)	(125)	4,059	(1,097)
Impairment of exploration and evaluation assets (Note 7)	2,509,791	-	3,160,618
Interest (Note 8)	-	1,540	1,427
Investor relations	3,642	15,058	11,122
Office and administration	114,312	151,403	161,251
Professional fees	33,656	18,838	31,764
Share-based payment expense (recovery) (Note 9)	-	-	(45,250)
Transfer agent and filing fees	80,827	110,088	124,896
Wages and salaries	194,134	213,310	252,999
	(3,061,073)	(540,021)	(3,896,928)

Gain (loss) on sale of property and equipment (Note 6)	(33,773)	600	-
Gain on forgiveness and settlement of related party debt (Notes 9, 10 and 12)	-	184,141	-
Impairment of property and equipment (Note 6)	(1,802)	-	-
Impairment of reclamation bonds (Note 7)	(21,961)	-	(41,852)
Loss on marketable securities (Note 4)	-	(2,449)	(28,503)
Net loss and comprehensive loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)

Basic and diluted loss per common share	$(0.11)	$(0.02)	$(0.60)

Weighted average number of common shares outstanding	28,218,451	19,659,075	6,578,035

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)
Items not affecting cash:
Changes in future reclamation estimates	-	-	(2,053)
Depreciation	5,013	18,428	22,754
Finance income	(1,113)	-	-
Forgiveness and settlement of related party debt	-	(184,141)	-
Impairment of exploration and evaluation assets	2,509,791	-	3,160,618
Impairment of property and equipment	1,802	-	-
Impairment of reclamation bonds	21,961	-	41,852
Interest	-	1,540	1,427
Loss on marketable securities	-	2,449	28,503
Loss (gain) on sale of property and equipment	33,773	(600)	-
Share-based payment expense (recovery)	-	-	(45,250)
Unrealized gain on foreign exchange	(1,110)	(2,998)	(5,669)
Non-cash working capital item changes:
Other receivables	1,807	(21,909)	16,669
Prepaid expenses	(9,635)	2,212	49,498
Payables and accrued liabilities	(3,368)	(53,146)	(68,697)
Due to related parties	(57,642)	190,604	264,915
Net cash used in operating activities	(617,330)	(405,290)	(502,716)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale investment	-	(200,000)	-
Acquisition of property and equipment	-	(3,000)	-
Loan receivable	(116,400)	-	-
Proceeds from sale of marketable securities	-	52,710	2,075
Proceeds from sale of property and equipment	35,000	600	-
Reclamation costs incurred	-	-	(17,268)
Net cash used in investing activities	(81,400)	(149,690)	(15,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit	-	(100,000)	-
Proceeds from private placement	-	3,000,000	-
Repayment of related party term loan	-	(39,253)	-
Share issue costs	-	(34,106)	-
Net cash provided by financing activities	-	2,826,641	-

Net change in cash and cash equivalents during the year	(698,730)	2,271,661	(517,909)

Cash and cash equivalents, beginning of the year	2,350,202	78,541	596,450
Cash and cash equivalents, end of the year	$1,651,472	$2,350,202	$78,541
Cash and cash equivalents
Cash	$128,472	$127,202	$55,541
Liquid short term investments	1,523,000	2,223,000	23,000
	$1,651,472	$2,350,202	$78,541
Cash (paid) received for
Interest	$29,121	$991	$-
Taxes	$-	$-	$-

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2013	6,578,218	$87,411,032	$21,520,601	$(103,025,910)	$5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share based payment expense (recovery)	-	-	(45,250)	-	(45,250)
Loss for the year	-	-	-	(3,967,283)	(3,967,283)

Balance, April 30, 2014	6,578,035	87,411,032	21,475,351	(106,993,193)	1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs – cash	-	(34,106)	-	-	(34,106)
Common shares issued for debt	1,640,416	287,073	-	-	287,073
Loss for the year	-	-	-	(357,729)	(357,729)

Balance, April 30, 2015	28,218,451	90,663,999	21,475,351	(107,350,922)	4,788,428
Loss for the year	-	-	-	(3,118,609)	(3,118,609)

Balance, April 30, 2016	28,218,451	$90,663,999	$21,475,351	$(110,469,531)	$1,669,819

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 1.   NATURE OF OPERATIONS AND GOING CONCERN
Jet Metal Corp. (the "Company" or "Jet Metal") is an exploration stage company whose common shares trade on the TSX Venture Exchange (the "Exchange").  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  There has been no determination whether properties held contain mineral reserves which are economically recoverable.

During the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry (Note 11).  The proposed transaction is subject to conditions customary for a transaction of this nature.

The Company is incorporated under the laws of British Columbia. All of the Company's resource properties are currently located in North America. The address of the Company's registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at April 30, 2016, the Company had working capital of $1,380,210 (April 30, 2015 – $2,099,399) and a deficit of $110,469,531 (April 30, 2015 – $107,350,922).  Management has assessed that this working capital is sufficient for the Company to maintain its operations and activities for the upcoming fiscal year.

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

2.   BASIS OF PRESENTATION

a)	Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the years reported.

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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting years. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting these consolidated financial statements include:

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

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on the selection of a suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b)   Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended April 30, 2016 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 25, 2016.

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

d)   Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

e)   Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. ("Target"), Crosshair Energy USA, Inc. ("Crosshair USA"), Gemini Metals Corp. ("Gemini") as well as The Bootheel Project LLC ("BHP LLC") in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company's subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	Inactive subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES
Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits and highly liquid interest bearing investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss ("FVTPL"), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.  If fair value is not reliably measurable, available-for-sale financial assets are measured at cost.

Financial assets "held-to-maturity", "loans and receivables", and "other financial liabilities" are subsequently measured at amortized cost using the effective interest method. The Company's financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Loan receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

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

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
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

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit or loss for the period.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)
Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to amortize the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Exploration equipment	20%
Storage containers	10%

Impairment

At each financial position reporting date the carrying amounts of the Company's long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

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

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based payment expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes Option-Pricing Model. The fair value of the options is recognized over the vesting period of the options granted as both share-based payment expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

Income Taxes

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

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

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at April 30, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (TSE: CZN)	Ausroc Metals Ltd. (ASX: ARK)	Expedition Mining Inc. (CVE: EXU)	Total

Cost

Balance at April 30, 2014	$2,458,336	$97,024	$1,000,000	$3,555,360
Disposals	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at April 30, 2015 and 2016	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the year	2,436,510	-	966,667	3,403,177
Balance at April 30, 2015 and 2016	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2015	$-	$-	$-	$-
At April 30, 2016	$-	$-	$-	$-

During the year ended April 30, 2015, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

5.   AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. ("Voleo") at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.

The President and Chief Executive Officer of the Company is also a director of Voleo.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

6.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at April 30, 2015	298,586	3,000	301,586
Disposals	(289,086)	(3,000)	(292,086)
Impairment	(9,500)	-	(9,500)
Balance at April 30, 2016	-	-	-

Accumulated Depreciation

Balance at April 30, 2014	207,570	-	207,570
Depreciation	18,203	225	18,428
Balance at April 30, 2015	225,773	225	225,998
Depreciation	4,920	93	5,013
Disposals	(222,995)	(318)	(223,313)
Impairment	(7,698)	-	(7,698)
Balance at April 30, 2016	-	-	-

Net Book Value

At April 30, 2015	$72,813	$2,775	$75,588
At April 30, 2016	$-	$-	$-

During the year ended April 30, 2016, the Company sold exploration equipment and storage containers located in Newfoundland and Labrador with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.

During the year ended April 30, 2016, the Company recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.  The exploration equipment was previously used in the Company's operations in the United States.

During the year ended April 30, 2015, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

The following table illustrates acquisition costs:

Central Mineral Belt ("CMB")
Silver Spruce

Balance at April 30, 2014 and 2015	$2,509,791
Impairment	(2,509,791)
Balance at April 30, 2016	$-

Exploration and Evaluation Expenditures

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2016:

	Bootheel Project	CMB Silver Spruce	Total

Administration	$30,033	$17,950	$47,983
Reporting	9,980	-	9,980
Recovery – JV Partner	(7,106)	-	(7,106)
	$32,907	$17,950	$50,857

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2015:

Bootheel Project

Administration	$27,367
Reporting	1,925
Recovery – JV Partner	(7,811)
$21,481

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2014:

	CMB Moran Lake	Bootheel Project	Other	Total

Administration (recovery)	$560	$34,673	$(16)	$35,217
Reclamation costs	-	10,921	-	10,921
Recovery – JV Partner	-	(11,913)	-	(11,913)
	$560	$33,681	$(16)	$34,225

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt ("CMB")

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty ("NSR") and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.  As a result, the Company recorded an impairment of $2,484,868 to operations during the year ended April 30, 2014.

The Company has recorded a provision for future reclamation costs in relation to the Moran Lake Property (Note 8).

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

On the basis that the Company has no immediate plans to advance the Silver Spruce Property, the Company recorded an impairment loss in the amount of $2,509,791 during the year ended April 30, 2016.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. ("URE"), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

 Reclamation Bonds

As at April 30, 2016, the balance of reclamation bonds consists of a bond in the amount of US$8,300 (April 30, 2015 – US$25,800) related to the Bootheel Property and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2016, the Company recorded an impairment loss of reclamation bonds in the amount of $21,961 (April 30, 2015 - $Nil; April 30, 2014 - $41,852) due to collectability concerns.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

8.   FUTURE RECLAMATION PROVISIONS

	April 30, 2016	April 30, 2015

Beginning balance	$20,807	$19,267
Interest	-	1,540
Ending balance	$20,807	$20,807

As of April 30, 2015 and 2016, the balance of future reclamation provisions relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7).  Although the Company no longer has title to the Moran Lake Property, it anticipates incurring cleanup costs in the future.  The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8% to April 30, 2015.
9.  CAPITAL STOCK AND RESERVES

Authorized
Unlimited number of common shares without par value

 Common share and share purchase warrant issuances
There were no common share or share purchase warrant issuances during the year ended April 30, 2016.

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 10 and 12).  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187 (Notes 10 and 12).  This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm's length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

There were no common share or share purchase warrant issuances during the year ended April 30, 2014.
During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES (continued)

 Share purchase warrants
The following is a summary of share purchase warrant activities during the years ended April 30, 2014, 2015 and 2016:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, April 30, 2015 and 2016	20,000,000	$0.25

As at April 30, 2016, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	3.39	September 16, 2019

Stock options

The Company's Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued common shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the years ended April 30, 2014, 2015 and 2016:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(232,750)	$12.70
Expired	(83,463)	$10.10
Outstanding, April 30, 2015	26,000	$11.95
Forfeited	(6,000)	$3.80
Expired	(20,000)	$14.40
Outstanding, April 30, 2016	-	-

Share-based payment expense (recovery)

The Company recognizes share-based payment expense for all stock options granted using the fair value based method of accounting.  The Company recorded $Nil share-based payment expense for the years ended April 30, 2015 and 2016.  During the year ended April 30, 2014, the Company recorded a recovery of share-based payment expense in the amount of $45,250.

No stock options were granted during the years ended April 30, 2014, 2015 or 2016.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 10.  RELATED PARTY TRANSACTIONS
Related parties and related party transactions impacting the consolidated financial statements not disclosed elsewhere in these consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2014, 2015 and 2016 is summarized as follows:

	April 30, 2016	April 30, 2015	April 30, 2014

Share-based payments	$-	$-	$27,463
Short-term benefits(1)	69,050	50,751	207,723
	$69,050	$50,751	$235,186
(1)	include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Other related party transactions and balances

King & Bay West Management Corp. ("King & Bay West"): King & Bay West is an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company, and provides administrative, management, finance, legal, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2014, 2015 and 2016 include the following:

	April 30, 2016	April 30, 2015	April 30, 2014

King & Bay West	$243,393	$299,470	$303,832

Deposit as at April 30, 2015 and 2016 consists of a security deposit in the amount of $100,000 paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Amounts due to related parties as at April 30, 2016 include the following:

•
King & Bay West - $254,123 (April 30, 2015 - $312,886).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2015 - $206,810) which becomes due on September 16, 2016.

•	MJM Consulting Corp., an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company - $1,121 (April 30, 2015 - $Nil).

The amounts due to related parties are non-interest bearing.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

10.  RELATED PARTY TRANSACTIONS (continued)
Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  As of the date of the Debt Settlement Agreement, Mark Morabito was not the President and Chief Executive Office of the Company.  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014 (Notes 9 and 12).

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.  No additional payments were applied during the year ended April 30, 2016.

11.   AMALGAMATION AND CHANGE OF BUSINESS
Amalgamation Agreement

On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Ltd. ("Jetlines") with respect to the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal (the "Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").

Prior to the closing of the Transaction, Jet Metal has agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares and effect a continuance as a Federal corporation governed by the Canada Business Corporations Act. Pursuant to the Amalgamation Agreement one and one-half (1.5) common shares of Jet Metal will be issued in exchange for every one common share of Jetlines ("Jetlines Share") held, provided that holders of Jetlines Shares that are not Canadian shall receive variable voting common shares of Jet Metal and holders of Jetlines Shares that are Canadian shall receive common voting shares of Jet Metal.

Outstanding warrants of Jet Metal and Jetlines and the outstanding stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for common shares of Jet Metal, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options. After the Transaction is complete, all of the tangible and intangible assets of Jetlines will be owned by and held in the entity formed through the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal.

The Transaction remains subject to the following key conditions:

•
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one half of one share purchase warrant. Each whole share purchase warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder's fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

•
The Transaction will have received shareholder approval and the approval of the Exchange.  Subsequent to the year ended April 30, 2016, the shareholders of the Company approved the Transaction on July 27, 2016 (Note 17) and conditional approval from the Exchange was received.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

11.   AMALGAMATION AND CHANGE OF BUSINESS (continued)
Amalgamation Agreement (continued)

Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Company filed an Information Circular dated June 17, 2016 on SEDAR which contains further details of the Transaction.

Loan Receivable

On February 24, 2016, the Company entered into a loan agreement with Jetlines (the "Loan Agreement") to lend the principal amount of up to $150,000 (the "Loan").  The Loan Agreement provides for advances in tranches based on agreed upon budgeted expenditures of Jetlines (the "Budget").  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the Amalgamation Agreement in accordance with its terms (except where the termination of the definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

During the year ended April 30, 2016, the Company advanced Jetlines $116,400 (April 30, 2015 - $Nil) and accrued interest in the amount of $1,113 (April 30, 2015 - $Nil).

As of April 30, 2016, the balance of loan receivable consists of the principal amount of $116,400 (April 30, 2015 -$Nil) and accrued interest receivable in the amount of $1,113 (April 30, 2015 - $Nil) due from Jetlines.

Subsequent to the year ended April 30, 2016, the Company and Jetlines amended the Loan Agreement to increase the principal amount to up to $200,000 (Note 17).

12.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the year ended April 30, 2016.

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
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the year ended April 30, 2014.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

13.   INCOME TAXES
The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2016	April 30, 2015	April 30, 2014

Loss for the year	$(3,118,609)	$(357,729)	$(3,967,283)

Expected income tax recoverable at statutory rate	(811,000)	(93,000)	(1,002,000)
Permanent differences	17,000	(47,000)	(8,000)
Share issuance costs	-	(9,000)	-
Impact of different subsidiary tax rates and other	16,000	49,000	(614,000)
Change in unrecognized deductible temporary differences	1,034,000	125,000	1,565,000
Losses expired	222,000	19,000	-
Adjustment to prior years provision versus statutory tax rates	(478,000)	(44,000)	59,000
Total income tax recovery	$-	$-	$-

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	April 30, 2016	Expiry Date Range	April 30, 2015

Temporary Differences

Exploration and evaluation assets	$47,008,000	No expiry date	$44,447,000
Investment tax credit	1,152,000	2028	1,151,000
Equipment	360,000	No expiry date	579,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	30,000	2029 - 2039	137,000
Future reclamation provision	21,000	No expiry date	21,000
Marketable securities	97,000	No expiry date	97,000
Allowable capital losses	1,837,000	No expiry date	1,703,000
Non-capital losses available for future period – Canada	22,190,000	2017 - 2036	22,444,000
Non-capital losses available for future period – United States	3,447,000	2027 - 2036	2,035,000

Tax attributes are subject to review and potential adjustment by tax authorities.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

 14.   SEGMENTED INFORMATION
As of April 30, 2015 and 2016, the Company operated in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2016	April 30, 2015

Exploration and evaluation assets

Canada	$-	$2,509,791

Property and equipment

United States	$-	$2,002
Canada	-	73,586
	$-	$75,588

Reclamation bonds

United States	$10,416	$31,267

15.   CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to advance exploration and evaluation assets or pursue other strategic investments, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire assets or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the year ended April 30, 2016.

16.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

16.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines in connection with the Transaction and is secured by a general security agreement (Note 11).  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 15.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2016, the Company has accounts payable denominated in US dollars of US$57,156, cash of US$18,361 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,800.

JET METAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2016
(Expressed in Canadian Dollars)

17.  SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the year ended April 30, 2016:

•	On May 13, 2016, the Company provided Jetlines with an additional advance in the amount of $33,600 in accordance with the Loan Agreement between the Company and Jetlines (Note 11).

•
On June 23, 2016, the Company amended the Loan Agreement to increase the principal amount to up to $200,000 to Jetlines (Note 11).  Subsequently on June 28, 2016, the Company provided Jetlines with an additional advance in the amount of $50,000, resulting in a total principal balance of the Loan, as amended, in the amount of $200,000.

•	On July 27, 2016, the shareholders of the Company approved the Transaction and related matters (Note 11).

ITEM 19.  EXHIBITS
1.1(1)	Certificate of Incorporation dated September 2, 1966
1.2(1)	Memorandum dated August 31, 1966
1.3(1)	Certificate of Conversion to Public Company dated February 20, 1967
1.4(1)	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975
1.5(1)	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994
1.6(1)	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994
1.7(1)	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999
1.8(1)	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004
1.9(1)	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004
1.10(1)	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004
1.11(1)	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005
1.12(1)	New Articles – 2004
1.13(9)	Certificate of Name Change from Crosshair Exploration & Mining Corp. to Crosshair Energy Corporation dated October 28, 2011.
1.14(10)	Certificate of Name Change from Crosshair Energy Corporation to Jet Metal Corp. dated September 17, 2013
2.1(10)	Specimen Common Share certificate
2.2(1)	Sample of Warrant Terms and Conditions
4.1(1)	Victoria Lake Property Agreement between Rubicon Minerals Corp. and the Company dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)
4.2(1)	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)
4.3(1)	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)
4.4(2)	Golden Promise Agreement between Rubicon Minerals Corp. and the Company dated May 1, 2006

4.5(1)	Amended and Restated Moran Lake Agreement between Lewis Murphy and the Company dated March 1, 2005
4.6(10)	Stock Option Plan dated as of January 2, 2014
4.7(10)	Sample Stock Option Agreement
4.811)	Management Services Agreement with King & Bay West Management Corp. dated September 16, 2014
4.9(4)	Amended and Restated Shareholder Rights Plan Agreement with Computershare Investor Services Inc. dated as of November 19, 2007, as amended and restated March 31, 2008
4.1011)	Warrant Indenture between the Company and Computershare Trust Company of Canada dated September 16, 2014
4.11	Amalgamation Agreement between the Company and Canada Jetlines Ltd. dated April 12, 2016.
4.12(6)	Purchase and Sale Agreement between the Company and Expedition dated July 29, 2008
4.13(6)	Settlement and Release Agreement made among Expedition, Silver Spruce and the Company dated July 29, 2008
4.14(6)	Combination Agreement made among the Company, 0843540 B.C. Ltd. and Target dated January 28, 2009
4.15(6)	Golden Promise Option and Joint Venture Agreement between the Company and Paragon dated April 8, 2009
4.16(6)	List of Jet Subsidiaries
4.17(6)	The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement among 448018 Exploration, Inc., NFUR Bootheel, LLC, Target Exploration and Mining Corp., Ur-Energy USA Inc. and NFU Wyoming LLC dated June 7, 2007
4.18(7)	Amendment No. 1 to The Bootheel Project, LLC Exploration, Development & Mine Operating Agreement dated December 21, 2007
4.19(6)	Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008
4.20(6)	Assignment of Uranium Lease and Surface and Damage Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008
4.21(6)	Surface Impact Agreement between 448018 Exploration, Inc. and M J Ranches dated February 5, 2008
4.22(6)	Assignment of Surface Impact Agreement between 448018 Exploration, Inc. and The Bootheel Project, LLC dated April 11, 2008
4.23(8)	Juniper Ridge Agreement between Strathmore Resources (US) Ltd., Strathmore Minerals Corp., the Company and 448018 Exploration, Inc. dated October 29, 2010
4.24(9)	Moran Lake Co-Ownership Agreement between the Company and Lewis Murphy dated December 5, 2011

11.1(3)	Code of Ethics
12.1	Section 302 CEO Certification
12.2	Section 302 CFO Certification
13.1	Section 906 CEO Certification
13.2	Section 906 CFO Certification
_________________
(1)	Filed as an exhibit to our Registration Statement on Form 20-F filed April 25, 2006.
(2)	Filed as an exhibit to our Registration Statement on Form 20-F filed July 21, 2006.
(3)	Filed as an exhibit to our Form 6-K filed April 8, 2009.
(4)	Filed as an exhibit to our Form 6-K filed April 16, 2008.
(5)	Filed as an exhibit to our Form 6-K filed January 29, 2009.
(6)	Filed as an exhibit to our Annual Report on Form 20-F filed June 25, 2009.
(7)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2010.
(8)	Filed as an exhibit to our Annual Report on Form 20-F filed July 29, 2011.
(9)	Filed as an exhibit to our Annual Report on Form 20-F filed July 24, 2012.
(10)	Filed as an exhibit to our Annual Report on Form 20-F filed August 25, 2014.
(11)	Filed as an exhibit to our Annual Report on Form 20-F filed August 25, 2015.

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

Date: August 26, 2016